As filed with the Securities and Exchange Commission on March 7, 2018

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ATLAS HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Delaware	2834	32-0546926
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Atlas Holdings, Inc.

c/o Impax Laboratories, Inc.

30831 Huntwood Ave

Hayward, CA 94544

Telephone: (510) 240-6000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Bryan M. Reasons

Atlas Holdings, Inc.

c/o Impax Laboratories, Inc. 30831 Huntwood Ave

Hayward, CA 94544

(510) 240-6000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to: Charles Ruck, Esq. R. Scott Shean, Esq. Wesley C. Holmes, Esq. Ryan K. deFord, Esq. Latham & Watkins LLP 885 Third Avenue New York, New York 10022-4834 (212) 906-1200

From time to time after the effective date of this Registration Statement.

(Approximate date of commencement of proposed sale to public)

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer”, “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐ Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period forcomplying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Class of securities to be registered	Amount to be Registered(1)	Proposed Maximum Offering Price per Share	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(3)
Class A common stock, par value $0.01 per share	226,738,335	N/A	$4,330,702,200.00	$539,172.43

(1)	Represents the estimated maximum number of shares of Class A Common Stock, par value $0.01 per share, of the registrant to be offered pursuant to this registration statement. This number is comprised of shares of Class A Stock (i) issued in the PIPE Investment (as defined herein), (ii) issuable upon the automatic conversion of an equivalent number of shares of Class B-1 Common Stock issued in the PIPE Investment and (iii) issuable upon the redemption of an equivalent number of Amneal Common Units pursuant to the LLC Agreement (each as defined herein), that will be issued upon the completion of the Combination (as defined herein). The number of Amneal Common Units issuable upon completion of the Combination depends on the number of shares of Impax Laboratories, Inc. (“Impax”) common stock outstanding on such date; figures in this registration statement are based on the number of shares of Impax common stock outstanding as of November 16, 2017 or issuable pursuant to the exercise of outstanding Impax options that were outstanding as of November 16, 2017.
(2)	Pursuant to Rules 457(c) and 457(f)(1) promulgated under the Securities Act and solely for the purpose of calculating the registration fee, the proposed aggregate maximum offering price is $4,330,702,200.00. Such amount equals the product of (i) $19.10, the average of the high and low prices of Impax’s common stock (which is equivalent in value to the shares of Class A common stock of the registrant to be issued upon the consummation of the Combination) as reported on NASDAQ on March 5, 2018, rounded to the nearest cent times (ii) the aggregate number of shares of Class A common stock of the registrant proposed to be registered hereunder.
(3)	Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION. DATED MARCH 7, 2018.

226,738,335 Shares

Atlas Holdings, Inc.

Class A Common Stock

This prospectus relates to the offer and sale from time to time by the selling stockholders identified in this prospectus of up to an aggregate of 226,738,335 shares of Class A common stock, par value $0.01 per share, of Atlas Holdings, Inc. Out of the 226,738,335 shares of Class A common stock that our selling stockholders may offer and sell, (i) 42,739,727 restricted shares of Class A common stock previously have been issued to certain of our stockholders, (ii) 4,109,589 shares of Class A common stock will result from the automatic conversion upon transfer of restricted shares of Class B-1 common stock that have previously been issued to certain of our stockholders and (iii) the remaining 179,889,019 shares of Class A common stock will be issued by us from time to time to certain other of our stockholders who are also holders of Amneal Common Units (as defined herein) upon the redemptions by such stockholders of an equivalent number of Amneal Common Units (and the surrender and cancellation of an equivalent number of shares of Class B common stock) held by such stockholders. The availability of shares of Class A common stock for offer and sale in this offering is subject to the completion of the transactions described in this registration statement, including the Combination, the PIPE Investment and the redemption of Amneal Common Units pursuant to the LLC Agreement (each as defined herein).

The shares of Class A common stock registered hereby may be offered and sold by our selling stockholders through one or more underwriters, broker-dealers or agents. If the shares of Class A common stock are sold through underwriters or broker-dealers, the selling stockholders will be responsible for underwriting discounts or commissions or agent’s commissions. The shares of Class A common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. See “Plan of Distribution.”

We are not selling any shares of Class A common stock under this prospectus, and we will not receive any of the proceeds from the offer and sale of shares of our Class A common stock by the selling stockholders.

This prospectus describes the general manner in which shares of Class A common stock may be offered and sold by any selling stockholder. When the selling stockholders sell shares of Class A common stock under this prospectus, we may, if necessary and required by law, provide a prospectus supplement that will contain specific information about the terms of that offering. Any prospectus supplement may also add to, update, modify or replace information contained in this prospectus. We urge you to read carefully this prospectus, and any accompanying prospectus supplement before you make your investment decision.

We intend to apply to list our Class A common stock on the New York Stock Exchange (“NYSE”) under the symbol “AMRX.” We have three classes of common stock: Class A common stock, Class B common stock and Class B-1 common stock. The rights (including voting rights) of Class A common stock and Class B common stock are identical, except that Class B common stock has no economic rights and the rights of Class A common stock and Class B-1 common stock are identical, except that Class B-1 common stock has no voting rights (other than to elect the Class B-1 Director (as defined herein). All of our Class B common stock is held by the Amneal Group (as defined herein) on a one-to-one basis with the number of Amneal Common Units they own. See “Glossary” and “Prospectus Summary.”

See “Risk Factors” on page 9 to read about factors you should consider before investing in our Class A common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is                 , 2018.

Prospectus

You should rely only on the information contained in this prospectus, any prospectus supplement or in any free writing prospectus we may authorize to be delivered or made available to you. We have not and the selling stockholders have not authorized anyone to provide you with different information. The selling stockholders are offering to sell, and seeking offers to buy, shares of our Class A common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of shares of our Class A common stock.

For investors outside the United States: We have not and the selling stockholders have not done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for

i

that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of Class A common stock and the distribution of this prospectus outside the United States.

This prospectus is a part of a registration statement on Form S-1 that we filed with the Securities and Exchange Commission (the “SEC”) using a “shelf” registration or continuous offering process. Under this shelf process, the selling stockholders may from time to time sell the shares of Class A common stock covered by this prospectus. Additionally, under the shelf process, in certain circumstances, we may provide a prospectus supplement that will contain certain specific information about the terms of a particular offering by one or more of the selling stockholders. We may also provide a prospectus supplement to add information to, or update or change information contained in this prospectus. You should read this prospectus before deciding to invest in shares of our Class A common stock. You may obtain this information without charge by following the instructions under “Where You Can Find More Information” appearing elsewhere in this prospectus.

Until                , 2018, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

GLOSSARY

As used in this prospectus, unless the context otherwise requires:

•	“Amneal” refers to Amneal Pharmaceuticals LLC, a Delaware limited liability company.

•	“Amneal Board” refers to Amneal’s board of managers.

•	“Amneal Common Units” refers to the common units of Amneal.

•	“Amneal Group” refers to the Existing Amneal Members and any of their affiliates, successors and permitted assigns to which any New Amneal Shares have been transferred in accordance with the Stockholders Agreement (each an “Amneal Group Member”).

•	“Amneal Group Representative” refers to Amneal Holdings, LLC, a Delaware limited liability company and the ultimate parent of Amneal.

•	“BCA” refers to the Business Combination Agreement, dated as of October 17, 2017, among Impax, Amneal, Holdco and Merger Sub, as amended on November 21, 2017 and December 16, 2017.

•	“Closing” refers to the closing of the Combination.

•	“Closing Date” refers to the date on which the Closing actually occurs.

•	“Company” refers to New Amneal, unless the context requires otherwise.

•	“Combination” refers to the transactions contemplated by the BCA.

•	“dollars” or “$” refers to U.S. dollars.

•	“Existing Amneal Members” refers to Amneal Pharmaceuticals Holding Company, LLC, AP Class D Member, LLC, AP Class E Member, LLC and AH PPU Management, LLC, each a Delaware limited liability company.

•	“GAAP” refers to the generally accepted accounting principles in the United States.

•	“Holdco” refers to Atlas Holdings, Inc., a Delaware corporation and a wholly owned subsidiary of Impax.

•	“holder” refers to each holder of New Amneal Shares.

•	“Impax” refers to Impax Laboratories, Inc., a Delaware corporation.

•	“Impax Board” refers to Impax’s board of directors.

•	“Impax Merger” means the merger of Merger Sub with and into Impax, with Impax continuing as the surviving corporation, pursuant to the BCA.

•	“Impax Shares” refers to outstanding shares of common stock of Impax, par value $0.01 each.

•	“Impax Stockholders” refers to the holders of Impax Shares.

•	“Merger Sub” refers to K2 Merger Sub Corporation, a Delaware limited liability company and a direct wholly owned subsidiary of Holdco and an indirect wholly owned subsidiary of Impax.

•	“New Amneal,” “our” “we” or “us” refers refers to Holdco after it has been re-registered as a public company and renamed Amneal Pharmaceuticals, Inc. pursuant to the BCA at or prior to the Closing.

•	“New Amneal Board” refers to New Amneal’s board of directors.

•	“New Amneal Charter” refers to the amended and restated certificate of incorporation of New Amneal.

•	“New Amneal Shares” refers collectively to shares of Class A common stock, shares of Class B common stock and shares of Class B-1 common stock.

•	“selling stockholders” refers to the existing stockholders who may offer or sell shares of Class A common stock pursuant to this prospectus, as identified in “Selling Stockholders,” comprised of (i) the PIPE Investors (including certain of the PIPE Investors currently holding restricted shares of Class B-1 common stock will be automatically be converted into shares of Class A common stock upon the transfer thereof) and (ii) the Amneal Group, which prior to the consummation of any offering or sale will exchange their Amneal Common Units for shares of Class A common stock as described in the “Prospectus Summary—Offering.”

•	“Stockholders Agreement” refers to the Second Amended and Restated Stockholders Agreement, dated December 16, 2017, by and among Holdco and the Existing Amneal Members.

THE COMBINATION AND THE PIPE INVESTMENT

This prospectus speaks as of a date following the completion of the Combination and the PIPE Investment (each, as defined below).

On                , 2018, pursuant to the BCA, among other things: (i) the Impax Merger was effected; (ii) each Impax Share outstanding immediately prior to the Impax Merger Effective Time (other than than shares owned or held by Impax in treasury, by Amneal or by any of their respective subsidiaries (“Cancelled Shares”)), was converted into the right to receive one share of Class A common stock; (iii) Impax converted to a Delaware limited liability company named Impax Laboratories, LLC; (iv) Holdco contributed all of the equity interests of Impax to Amneal in exchange for certain equity interests of Amneal; (v) New Amneal issued shares of Class B common stock to the Existing Amneal Members; and (vi) New Amneal became the managing member of Amneal.

Immediately following the Closing: (i) (A) Existing Amneal Members held 100% of the Class B common stock, which represented approximately 75% of the voting power of the outstanding New Amneal Shares, and (B) Impax Stockholders immediately prior to the Closing held 100% of the Class A common stock, which represented approximately 25% of the voting power of the New Amneal Shares; (ii) (A) the Existing Amneal Members held approximately 75% of the Amneal Common Units and (B) Impax Stockholders indirectly, through their ownership in New Amneal, held approximately 25% of the Amneal Common Units; and (iii) the Amneal Common Units were exchangeable on a one-to-one basis for Class A common stock or Class B-1 common stock. The rights (including voting rights) of Class A common stock and Class B common stock are identical, except that Class B common stock has no economic rights and the rights of Class A common stock and Class B-1 common stock are identical, except that Class B-1 common stock has no voting rights (other than to elect the Class B-1 Director (as defined herein).

Following the Closing and the closing of the investment by certain institutional investors including TPG Improv Holdings, L.P. (“TPG”) and funds affiliated with Fidelity Management & Research Company (the “PIPE Investment”), the Existing Amneal Members held approximately 60% of the voting power of the outstanding New Amneal Shares, and the PIPE Investors held approximately 15% of the voting power of the outstanding New Amneal Shares.

In connection with the Combination and the PIPE Investment, members of the Amneal Group entered into a definitive purchase agreement (the “PIPE Purchase Agreement”) with select institutional investors, including TPG and funds affiliated with Fidelity (the “PIPE Investors”). Pursuant to the PIPE Purchase Agreement, upon the Closing of the Combination, members of the Amneal Group exercised their right to cause Amneal to redeem certain of the Amneal Common Units (the “Redeemed Units”) held by such members pursuant to the LLC Agreement. In connection with such redemption, such members of the Amneal Group received shares of Class A common stock or shares of Class B-1 common stock in exchange for such Redeemed Units, in each case pursuant to the LLC Agreement (such redemption and issuance of Class A common stock and Class B-1 common stock to the members of the Amneal Group, the “Redemption”). Following the Redemption, the members of the Amneal Group sold such shares of Class A common stock and Class B-1 common stock to the PIPE Investors at a per share purchase price of $18.25 for gross proceeds of approximately $855,000,000. Following the PIPE Investment, the PIPE Investors own collectively approximately 15% of the New Amneal Shares on a fully diluted and as converted basis, with TPG owning all outstanding shares of Class B-1 common stock.

In connection with the Combination and in furtherance of the PIPE Investment, TPG, the Amneal Group Representative and Holdco entered into a side letter (the “PIPE Side Letter”) providing for certain rights and obligations of each in connection with the PIPE Investment. Pursuant to the PIPE Side Letter, TPG has customary registration rights with respect to the New Amneal Shares owned by it. The PIPE Side Letter also provides TPG the right to designate a board observer with respect to the New Amneal Board, as well as the right, subject to certain ownership thresholds discussed herein, to designate a director for appointment to the New Amneal Board.

v

After giving effect to the Combination and the PIPE Investment, and based upon the aggregate number of shares of Impax common stock outstanding as of November 16, 2017 or issuable pursuant to the exercise of outstanding Impax options outstanding as of November 16, 2017, the holders of our Class A and Class B-1 common stock hold 100% of the economic interests in us and approximately 40% of the voting power in us, and the Amneal Group, through its ownership of all of the outstanding Class B common stock, collectively hold no economic interest in us and the remaining approximately 60% of the voting power in us. We are a holding company, and after giving effect to the Combination and the PIPE Investment, our principal assets are the Amneal Common Units, representing an aggregate approximately 40% economic interest in Amneal. The remaining approximately 60% economic interest in Amneal is owned by the Amneal Group through their ownership of Amneal Common Units. We are the sole managing member of Amneal and, although we have a minority economic interest in Amneal, we have the sole voting power in, and control the management of, Amneal. Accordingly, we expect to consolidate the financial results of Amneal and report a non-controlling interest in our consolidated financial statements.

MARKET AND INDUSTRY DATA

Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate is based on information from independent industry and research organizations, other third-party sources (including industry publications, surveys and forecasts, as well as market analyses and reports), and management estimates. Management estimates are derived from publicly available information released by independent industry analysts and third-party sources, as well as data from our internal research, and are based on assumptions made by us upon reviewing such data and our knowledge of such industry and markets which we believe to be reasonable. Although we believe the data from these third-party sources is reliable, we have not independently verified any third-party information. In addition, projections, assumptions and estimates of the future performance of the industry in which we operate and our future performance are necessarily subject to uncertainty and risk due to a variety of factors, including those described in “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.” These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

NON-GAAP FINANCIAL MEASURES

EBITDA, or earnings before interest, taxes, depreciation and amortization, and adjusted EBITDA are used and provided by Amneal as non-GAAP financial measures. Adjusted EBITDA is intended to provide additional information on Amneal’s performance, operations and profitability. Adjustments to Amneal’s GAAP figures as well as adjusted EBITDA exclude interest expense, loss on extinguishment and modification of debt, income tax provision, depreciation and amortization, optimization expense, pro-forma royalty expense, loss on specified international entities, loss on sale of certain international businesses, acquisition and transaction related costs, foreign exchange gain, severance and non-controlling interest, legal contract settlement, member units purchase. Certain other special items or substantive events may also be included in the non-GAAP adjustments periodically when their magnitude is significant within the periods incurred. Amneal maintains an established non-GAAP cost policy that guides the determination of what costs will be excluded in non-GAAP measures. Amneal believes that these non-GAAP financial measures, when considered together with the GAAP figures, can enhance an overall understanding of Amneal’s financial and operating performance. The non-GAAP financial measures are included with the intent of providing investors with a more complete understanding of Amneal’s historical financial results and trends and to facilitate comparisons between periods and with respect to projected information. In addition, these non-GAAP financial measures are among the indicators Amneal’s management uses for planning and forecasting purposes and measuring Amneal’s performance. These non-GAAP financial measures should be considered in addition to, and not as a substitute for, or superior to, financial measures calculated in accordance with GAAP. The non-GAAP financial measures used by Amneal may be calculated differently from, and therefore may not be comparable to, non-GAAP financial measures used by other companies.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our common stock, you should carefully read this entire prospectus, including our financial statements and the related notes included elsewhere in this prospectus. You should also consider, among other things, the matters described under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” in each case appearing elsewhere in this prospectus.

Business

We are a specialty pharmaceutical company specializing in developing, manufacturing, marketing and distributing high-value generic pharmaceutical products across a broad array of dosage forms and therapeutic areas, as well as the development, manufacture and sale of branded products. We were formed from the combination of Amneal and Impax pursuant to the Combination. Prior to the consummation of the Combination, Amneal and Impax operated separately as independent companies.

Amneal is a generic pharmaceutical company specializing in developing, manufacturing, marketing and distributing high-value generic pharmaceutical products across a broad array of dosage forms and therapeutic areas. Amneal currently markets over 125 product families in the United States and its marketed and pipeline generics portfolios cover an extensive range of dosage forms and delivery systems, including both immediate and extended release oral solids such as tablets, capsules and powders, liquids, sterile injectables, nasal sprays, inhalation and respiratory products, ophthalmics (which are sterile pharmaceutical preparations administered for ocular conditions), films, transdermal patches and topicals (which are creams or gels designed to administer pharmaceuticals locally through the skin). Amneal focuses on developing products with substantial barriers-to-entry as a result of complex drug formulations or manufacturing, legal and/or regulatory challenges. Focusing on these opportunities allows Amneal to offer first-to-file (“FTF”), first-to-market (“FTM”) and other “high-value” products, which Amneal defines as products with zero to three generic competitors at time of launch. These products generally have limited competition at launch, tend to be more profitable and often have longer life cycles than other generic pharmaceuticals. As of December 31, 2017, Amneal had 156 products approved but not yet launched or pending Food and Drug Administration (“FDA”) approval and another 123 products in various stages of clinical development. Over 58% of Amneal’s total generic pipeline consists of potential FTF, FTM and high-value products. Amneal has an integrated, team-based approach to product development that combines its formulation, regulatory, legal, manufacturing and commercial capabilities.

Amneal was founded in 2002 by Chintu and Chirag Patel and is a limited liability company organized under the laws of Delaware. Since Amneal’s founding, Amneal has invested heavily in R&D and infrastructure in order to fuel future growth. As a result of these investments, as well as a continued focus on quality and customer service, Amneal has developed what it believes to be one of the largest generic product pipelines in the United States, as well as comprehensive development and manufacturing expertise and capability across all major dosage forms. This allows Amneal a greater degree of profitability, control over quality and agility in the face of changing market dynamics. Amneal has also developed vertically integrated Active Pharmaceutical Ingredient (“API”) manufacturing capabilities, which it utilizes on a selective, product-by-product basis based on API scarcity or as alternate supply for strategically critical products. As of December 31, 2017, Amneal had launched 34 products in 2017, compared to 18 and 14 for the full years ended December 31, 2016 and 2015, respectively.

For the year ended December 31, 2017, Amneal had net revenue of $1,033.7 million, net income of $169.3 million and adjusted EBITDA of $336.1 million. Amneal’s investment in growth initiatives and ability to successfully launch new products has resulted in a compound annual revenue growth rate of 10%, and an adjusted EBITDA compound annual growth rate of 9% over the last three years. Net income had a compound annual decline of 2% over the last three years. Amneal plans to strengthen its competitive position as a leading generic pharmaceutical company by continuing to focus on developing and commercializing high-value products.

Impax is a specialty pharmaceutical company applying formulation and development expertise, as well as its drug delivery technology, to the development, manufacture and marketing of generic pharmaceutical products, in addition to the development, manufacture and marketing of branded products. Impax operates in two segments, referred to as “Impax Generics” and “Impax Specialty Pharma.” Impax Generics concentrates its efforts on generic products, which are the pharmaceutical and therapeutic equivalents of brand-name drug products and are usually marketed under their established nonproprietary drug names rather than by a brand name. Impax Specialty Pharma utilizes its specialty sales force to market proprietary branded pharmaceutical products for the treatment of central nervous system (“CNS”) disorders and other select specialty segments.

Risks Associated With Our Business

The businesses of Amneal, Impax and New Amneal are subject to a number of risks of which you should be aware before making an investment decision. These risks are discussed more fully in the “Risk Factors” section of this prospectus immediately following this prospectus summary.

Corporate History and Information

We were incorporated in Delaware in 2017. Our principal executive offices are located at 30831 Huntwood Ave Hayward, CA 94544, and our telephone number is (510) 240-6000. Our website address is http://www.amneal.com. The information contained in, or that can be accessed through, our website is not part of this prospectus.

We anticipate filing various U.S. federal trademark registrations and applications, and we own unregistered trademarks and servicemarks, including our corporate logo. All other trademarks or trade names referred to in this prospectus are the property of their respective owners. Solely for convenience, the trademarks and trade names in this prospectus may be referred to without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. This prospectus also includes other trademarks of other persons.

Organizational Structure

The diagram below depicts our organizational structure after giving effect to completion of the Combination and the PIPE Investment.

The diagram below depicts our organizational structure after giving further effect to this offering.

THE OFFERING

Class A common stock outstanding immediately prior to the registration by us of Class A common stock for resale by the selling stockholders	118,319,172 shares
Class B-1 common stock outstanding immediately prior to the registration by us of Class A common stock for resale by the selling stockholders	4,109,589 shares
Class B common stock outstanding immediately prior to the registration by us of Class A common stock for resale by the selling stockholders	179,889,019 shares
Class A common stock that may be sold by the selling stockholders to the public	Up to 226,738,335 shares(1)
Class A common stock to be outstanding immediately after the sale of Class A common stock by the selling stockholders to the public	302,317,780 (2)
Class B-1 common stock to be outstanding immediately after the sale of Class A common stock by the selling stockholders to the public	None(2)
Class B common stock to be outstanding immediately after the sale of Class A common stock by the selling stockholders to the public	None(2)

The number of shares of common stock to be outstanding after this offering is based on 118,319,172 shares of Class A common stock, 4,109,589 shares of Class B-1 common stock and 179,889,019 shares of Class B common stock (and an equivalent amount of Amneal Common Units), in each case, after giving effect to the Combination and the PIPE Investment, and based on 75,579,445 Impax Shares outstanding as of November 16, 2017 (inclusive of all Impax Shares issuable pursuant to the exercise of Impax options). It excludes the following:

•	23,000,000 shares of Class A common stock reserved for future issuance under the 2018 Plan.

Except as otherwise indicated, all information contained in this prospectus assumes or gives effect to:

•	no exercise of the outstanding options described above after December 31, 2017.

(1)	Out of the 226,738,335 shares of Class A common stock that our selling stockholders may offer and sell, (i) 42,739,727 restricted shares of Class A common stock previously have been issued to certain of our stockholders, (ii) 4,109,589 shares of Class A common stock will result from the automatic conversion upon transfer of restricted shares of Class B-1 common stock that have previously been issued to certain of our stockholders and (iii) the remaining 179,889,019 shares of Class A common stock will be issued by us from time to time to certain other of our stockholders who are also holders of Amneal Common Units (as defined herein) upon the redemptions by such stockholders of an equivalent number of Amneal Common Units (and the surrender and cancellation of an equivalent number of shares of Class B common stock) held by such stockholders
The Amneal Group, from time to time, may require Amneal to redeem or exchange all or a portion of their Amneal Common Units for newly-issued shares of Class A common stock on a one-for-one basis. New Amneal’s Board of Directors, which includes directors who hold Amneal Common Units or are affiliated with holders of Amneal Common Units and may include such directors in the future, may, at its option, instead make a cash payment in accordance with the terms of the LLC Agreement. Shares of our Class B common stock will be cancelled on a one-for-one basis if we redeem or exchange Amneal Common Units of the Amneal Group pursuant to the terms of the LLC Agreement.

In order for the Amneal Group to offer or sell pursuant to this prospectus, we will implement the exchange procedures set forth in the LLC Agreement pursuant to which such holder will exchange, on a one-for-one basis, its Amneal Common Units for newly-issued shares of Class A common stock that will be sold (and their shares of Class B common stock will be surrendered and cancelled on a one-for-one basis upon such issuance). When the Amneal Group exchanges Amneal Common Units for shares of Class A common stock, because New Amneal acquires additional Amneal Common Units, the number of Amneal Common Units owned by New Amneal will correspondingly increase. See “Certain Related Parties and Related Party Transactions—Agreements Entered into in Connection with the Combination—LLC Agreement.”
(2)	The number of shares of Class A common stock to be outstanding after this offering assumes redemptions by selling stockholders of an amount of outstanding Amneal Common Units equivalent to the number of shares of Class A common stock (and the surrender and cancellation by such selling stockholders of an equivalent number of shares of Class B common stock) sold by such selling stockholders.

SUMMARY HISTORICAL AND PRO FORMA CONSOLIDATED AND OTHER FINANCIAL DATA

You should read the following summary financial data together with the financial statements of Amneal and the related notes appearing at the end of this prospectus, the financial statements of Impax and the related notes appearing at the end of this prospectus, and the “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of this prospectus.

The selected historical consolidated financial data of Amneal for each of the years ended December 31, 2017, 2016, and 2015, and as of December 31, 2017 and 2016 have been derived from Amneal’s audited consolidated financial statements and related notes, which are included in the section entitled “Index to Amneal Pharmaceuticals LLC and Subsidiaries Consolidated Financial Statements” included in this prospectus. The selected historical consolidated financial data for the year ended December 31, 2014 and as of December 31, 2015 have been derived from Amneal’s audited consolidated financial statements, which have not been included in this prospectus. The selected historical consolidated financial data for the year ended December 31, 2013 and as of December 31, 2014 and 2013 have been derived from the audited consolidated financial statements and related notes of Amneal’s immediate parent, Amneal Pharmaceuticals Holding Company, LLC (“APHC”), as adjusted to exclude the immaterial activities of APHC. These financial statements have not been included in this prospectus. The information set forth below is only a summary and is not necessarily indicative of the results of future operations of Amneal or New Amneal, and you should read the following information together with Amneal’s audited consolidated financial statements, the related notes and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Amneal” included in this prospectus.

The selected historical consolidated financial data of Impax for each of the years ended December 31, 2017, 2016, and 2015, and as of December 31, 2017 and 2016 have been derived from Impax’s audited consolidated financial statements and related notes, which are included in this prospectus. The selected historical consolidated financial data for the years ended December 31, 2014 and 2013 and as of December 31, 2015, 2014, and 2013 have been derived from Impax’s audited consolidated financial statements, which have not been included in this prospectus. The information set forth below is a summary and not necessarily indicative of future results and should be read together with the other information contained in this prospectus, including the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Impax.”

The following Summary Unaudited Pro Forma Condensed Combined Statement of Operations Data of New Amneal for the year ended December 31, 2017, has been prepared to give effect to the Combination, the related financing and the PIPE Investment as if Closing had occurred on January 1, 2017. The following Summary Unaudited Pro Forma Condensed Combined Balance Sheet Data of New Amneal as of December 31, 2017, has been prepared to give effect to the Combination, the related financing and the PIPE Investment as if Closing had occurred on December 31, 2017.

The following Summary Unaudited Pro Forma Condensed Combined Statement of Operations Data is for illustrative and informational purposes only and is not necessarily indicative of the results that might have occurred had the Combination, the related financing and the PIPE Investment taken place on January 1, 2017 for statements of operations purposes and is not intended to be a projection of future results. Future results may vary significantly from the results reflected because of various factors, including those discussed in the section entitled “Risk Factors” beginning on page 9. The following Summary Unaudited Pro Forma Condensed Combined Financial Information should be read in conjunction with the section entitled “Unaudited Pro Forma Condensed Combined Financial Statements” and related notes.

Amneal

	Years Ended December 31,
(In thousands)	2017	2016	2015	2014	2013
Statements of Income Data:
Net revenue	$1,033,654	$1,018,225	$866,280	$785,263	$531,126
Total operating expenses	281,075	312,610	265,525	229,847	132,287
Operating profit	245,103	284,881	236,158	218,575	100,815
Net income attributable to Amneal Pharmaceuticals LLC and Subsidiaries	167,648	207,378	169,451	176,928	91,776

	As of December 31,
(In thousands)	2017	2016	2015	2014	2013
Balance Sheet Data:
Cash and cash equivalents	$74,166	$27,367	$61,087	$117,522	$81,885
Working capital	475,050	501,041	365,454	325,989	207,501
Total assets	1,341,889	1,218,817	1,014,093	829,983	592,289
Total liabilities	1,717,471	1,394,762	1,200,966	927,670	616,375
Total members’ (deficit) equity	(375,582)	(175,945)	(186,873)	(97,686)	(24,086)

Impax

(In thousands, except per share data)	Years Ended December 31,
	2017	2016	2015	2014	2013
Statements of Operations Data:
Total revenues, net	$775,787	$824,429	$860,469	$596,049	$511,502
Total operating expenses	546,491	343,080	282,836	223,837	205,687
(Loss) income from operations	(402,692)	(494,182)	69,568	88,816	(6,387)
Net (loss) income	(469,287)	(472,031)	38,997	57,353	101,259
Net (loss) income per share—Basic	$(6.53)	$(6.63)	$0.56	$0.84	$1.51
Net (loss) income per share—Diluted	$(6.53)	$(6.63)	$0.54	$0.81	$1.47

(In thousands)	As of December 31,
	2017	2016	2015	2014	2013
Balance Sheet Data:
Cash, cash equivalents and short-term investments	$181,778	$180,133	$340,351	$414,856	$413,133
Working capital	341,317	309,817	495,312	516,927	505,852
Total assets	1,351,300	1,823,018	1,922,487	1,079,197	996,923
Total liabilities	1,164,099	1,199,044	860,078	191,320	186,720
Total stockholders’ equity	187,201	623,974	1,062,409	887,877	810,203

Pro Forma New Amneal

(In thousands)	Year Ended December 31, 2017

Statement of Operations Data:
Net revenue	$1,809,441
Total operating expenses	806,792
Operating loss	(167,931)
Net loss	(342,128)
Net loss per share—Basic	$(1.29)
Net loss per share—Diluted	$(1.29)

(In thousands)	As of December 31, 2017

Balance Sheet Data:
Cash and cash equivalents	$243,163
Working capital	899,727
Total assets	4,516,200
Total liabilities	3,492,877
Total stockholders’ equity	1,023,323

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the following risks and uncertainties, together with all other information in this prospectus, including our financial statements and related notes, before investing in our common stock. Any of the risk factors we describe below could adversely affect our business, financial condition or results of operations. The market price of our Class A common stock could decline if one or more of these risks or uncertainties actually occur, causing you to lose all or part of the money you paid to buy our common stock. Additional risks that we currently do not know about or that we currently believe to be immaterial may also impair our business. Certain statements below are forward-looking statements. See “Cautionary Note Regarding Forward-Looking Statements” in this prospectus.

Risk Factors Relating to the Combination

The integration of Impax and Amneal following Closing will present challenges that may result in a decline in the anticipated benefits of the Combination.

The Combination involves the integration of two businesses that currently operate as independent businesses. Impax and Amneal will be required to devote management attention and resources to integrating their business practices and operations following the Closing. Potential difficulties Impax, Amneal or New Amneal may encounter in the integration process include the following:

•	the inability to successfully integrate the two businesses, including operations, technologies, products and services, in a manner that permits Impax, Amneal or New Amneal to achieve the cost savings and operating synergies anticipated to result from the Combination, which could result in the anticipated benefits of the Combination not being realized partly or wholly in the time frame currently anticipated or at all;

•	the loss of sales and customers as a result of certain customers of either or both of the two businesses deciding not to continue to do business with Impax or Amneal, or deciding to decrease their amount of business in order to reduce their reliance on a single company;

•	the necessity of coordinating geographically separated organizations, systems and facilities;

•	potential unknown liabilities and unforeseen expenses, delays or regulatory conditions associated with the Combination;

•	the integration of personnel with diverse business backgrounds and business cultures, while maintaining focus on providing consistent, high-quality products and services;

•	the consolidation and rationalization of information technology platforms and administrative infrastructures as well as accounting systems and related financial reporting activities;

•	the potential weakening of established relationships with regulators; and

•	the challenge of preserving important relationships of both Impax and Amneal and resolving potential conflicts that may arise.

Furthermore, it is possible that the integration process could result in the loss of talented employees or skilled workers of Impax and Amneal. The loss of talented employees and skilled workers could adversely affect Impax’s, Amneal’s or New Amneal’s ability to successfully conduct their respective businesses because of such employees’ experience and knowledge of Impax’s and Amneal’s businesses. In addition, Impax, Amneal or New Amneal could be adversely affected by the diversion of management’s attention and any delays or difficulties encountered in connection with the integration of Impax and Amneal. The process of integrating operations could cause an interruption of, or loss of momentum in, the activities of one or more of Impax’s or Amneal’s businesses. If Impax, Amneal or New Amneal experience difficulties with the integration process, the anticipated benefits of the Combination may not be realized fully or at all, or may take longer to realize than expected. These integration matters could have an adverse effect on the business, results of operations, financial condition or prospects of Impax, Amneal or New Amneal during this transition period and for an undetermined period after completion of the Combination.

New Amneal is controlled by the Amneal Group Members. The interests of Amneal Group Members may differ from those of other holders of New Amneal Shares.

Immediately following Closing and the closing of the PIPE Investment, Amneal Group Members (as defined in the Stockholders Agreement) beneficially own approximately 60% of the fully diluted New Amneal Shares.

Through its ownership of a majority of New Amneal’s voting power and the provisions set forth in the New Amneal Charter, the restated bylaws of New Amneal Bylaws and the Stockholders Agreement, the Amneal Group Members have the ability to designate a majority of the New Amneal Board. As a result of the Amneal Group Members’ ownership of a majority of the voting and economic interests in the combined businesses of Impax and Amneal under New Amneal, New Amneal is a “controlled company” as defined in the NYSE listing rules and, therefore, is not be subject to the NYSE requirements that would otherwise require New Amneal to have (i) a majority of independent directors, (ii) a nominating committee composed solely of independent directors, (iii) the compensation of its executive officers determined by a majority of the independent directors or a compensation committee composed solely of independent directors, and (iv) director nominees selected, or recommended for the board’s selection, either by a majority of the independent directors or a nominating committee composed solely of independent directors. Further, the Amneal Group Representative has the right to nominate half of the directors to serve on each of the Nominating Committee and Compensation Committee for so long as the Amneal Group Members beneficially own more than 50% of the outstanding New Amneal Shares. For further information regarding the New Amneal Board and its committees following Closing, see the section entitled “Certain Related Parties and Related Party Transactions—Stockholders Agreement.”

The Amneal Group Members also have control over certain New Amneal actions through certain consent rights:

•	For so long as Amneal Group Members beneficially own more than 25% of the outstanding New Amneal Shares, New Amneal will not take the following actions without obtaining the prior consent of the Amneal Group Representative:

•	amend, modify, or repeal any provision of the New Amneal Charter or the New Amneal Bylaws in a manner that adversely impacts any Amneal Group Member;

•	effect any change in the authorized number of directors, except pursuant to the Stockholders Agreement;

•	create or reclassify any new or existing class or series of capital stock to grant rights, preferences, or privileges with respect to voting, liquidation, redemption, conversion or dividends that are senior to or on parity with those of the New Amneal Shares; or

•	consummate any transaction as a result of which (i) more than 50% of the outstanding New Amneal Shares will be beneficially owned by any persons other than Amneal Group Members and (ii) any Amneal Group Member receives an amount or form of consideration different that which is granted to from other holders of New Amneal Shares.

•	For so long as the Amneal Group satisfies certain ownership thresholds pursuant to the Stockholders Agreement, New Amneal must obtain consent from Amneal before consummating any transaction involving New Amneal or any of its subsidiaries that would reasonably be expected to result in the recognition of $40,000,000 or more in taxable income or gain by the Amneal Group.

•

Pursuant to the Tax Receivable Agreement, New Amneal and its subsidiaries must seek consent from Amneal or agree to certain conditions before (i) making a disposition of certain assets if the cumulative

“amount realized” (as such term is defined for U.S. federal income tax purposes) for all such dispositions in any 12-month period would be in excess of $40,000,000, (ii) acquiring any equity interests or assets of other business entities, or (iii) entering into additional agreements with other persons that are similar to the Tax Receivable Agreement. In addition, New Amneal will be required to pay an Early Termination Payment to the Members in the event of a Change of Control (as defined in the section entitled “Certain Related Parties and Related Party Transactions—Tax Receivable Agreement.”).

Amneal may have different interests than other holders of New Amneal Shares and may make decisions adverse to your interests.

Among other things, the Amneal Group’s control of New Amneal could delay, defer, or prevent a sale of New Amneal that other New Amneal Stockholders support, or, conversely, could result in the consummation of such a transaction that other New Amneal Stockholders do not support. This concentrated control could discourage a potential investor from seeking to acquire Class A common stock and, as a result, might harm the market price of that Class A common stock.

Impax, Amneal and New Amneal have incurred and will incur transaction-related costs in connection with the Combination and the integration of the two businesses.

Impax, Amneal and New Amneal have incurred and will incur transaction-related costs in connection with the Combination and in connection with the integration of Impax’s and Amneal’s businesses. There are many systems that must be integrated, including information management, purchasing, accounting and finance, sales, billing, payroll and benefits, and regulatory compliance. Impax and Amneal are in the early stages of assessing the magnitude of these costs and are therefore unable to provide estimates of these costs. Moreover, many of the expenses that will be incurred, by their nature, are difficult to estimate accurately at the present time. Such expenses could, particularly in the near term, reduce the cost synergies that Impax and Amneal expect to achieve from the elimination of duplicative expenses and the realization of economies of scale and cost synergies related to the integration of the businesses following the completion of the Combination. Accordingly, any net synergies may not be achieved in the near term or at all. These integration expenses may result in Impax, Amneal or New Amneal taking significant charges against earnings following the completion of the Combination. Some of these costs and expenses will be incurred even if the Combination is not consummated.

The unaudited pro forma condensed combined financial information of Impax and Amneal is not intended to reflect what actual results of operations and financial condition would have been had Impax and Amneal been a combined company for the periods presented, and therefore these results may not be indicative of Impax’s, Amneal’s or New Amneal’s future operating performance.

Because Amneal only recently combined with Impax upon completion of the Combination, there is no available historical financial information that combines the financial results of Impax and Amneal. The historical financial statements contained in this document consist of and are based on the separate financial statements of Impax and Amneal.

The unaudited pro forma condensed combined financial information presented in this document is for illustrative purposes only and is not intended to, and does not purport to, represent what Impax’s, Amneal’s or New Amneal’s actual results or financial condition would have been if the Combination, the related financing transactions and the PIPE Investment had occurred on the relevant dates. In addition, such unaudited pro forma condensed combined financial information is based in part on certain assumptions regarding the transactions that Impax, Amneal and New Amneal believe are reasonable. These assumptions, however, are merely preliminary and will be updated upon Closing. The unaudited pro forma condensed combined financial information has been prepared using the acquisition method of accounting. Under the acquisition method of accounting, the purchase price is allocated to the underlying tangible and intangible assets acquired and liabilities assumed based on their respective acquisition date fair values with any excess purchase price allocated to goodwill. The pro forma purchase price allocation was based on an estimate of the acquisition date fair values of the tangible and intangible assets and liabilities of Impax. In arriving at the estimated fair values, Impax and Amneal have considered the preliminary appraisals of independent consultants, which were based on a preliminary and limited review of the assets and liabilities related to Impax to be held by New Amneal following the consummation of the Combination. New Amneal has a one-year period following Closing to complete the purchase price allocation after considering the fair value of Impax’s assets and liabilities at the level of detail necessary to finalize the required purchase price allocation. The final purchase price allocation may be different from that reflected in the pro forma purchase price allocation presented herein, and this difference may be material.

The unaudited pro forma condensed combined financial information does not reflect the costs of any integration activities or transaction-related costs or incremental capital spending that Impax’s or Amneal’s management believes are necessary to realize the anticipated synergies from the Combination. Accordingly, the pro forma financial information included in this document does not reflect what Impax’s, Amneal’s or New Amneal’s results of operations or operating condition would have been had Impax and Amneal been a combined entity during the period presented, or what Impax’s, Amneal’s or New Amneal’s results of operations and financial condition will be in the future.

Business issues currently faced by one company may be imputed to the operations of New Amneal.

To the extent that, prior to the Closing, either Amneal or Impax had or was perceived to have operational, regulatory, legal or other challenges, those challenges may raise concerns with respect to the other company following Closing, which may limit or impede Impax’s, Amneal’s or New Amneal’s future ability to conduct its business consistently with past practice.

If Amneal were to cease being a subsidiary of New Amneal or Impax were to cease being a subsidiary of Amneal in the future, such a separation could adversely affect our business and profitability due to Amneal’s strong brand and reputation.

Amneal has marketed and Impax and Amneal expect to market many of their respective products and services using the “Amneal” brand name and logo. Impax believes that the association with Amneal will provide many benefits, including:

•	brand associated with trust, integrity and longevity;

•	perception of high-quality products and related services;

•	strong research and development (“R&D”) capabilities, intellectual property, and technology; and

•	established relationships with regulators, suppliers, customers and employees.

While there is no present intention to separate Impax from Amneal or separate Amneal from New Amneal, if Impax were to cease being a subsidiary of Amneal or Amneal were to cease being a subsidiary of New Amneal, such a separation could adversely affect Impax’s, Amneal’s or New Amneal’s ability to attract and retain customers. Impax, Amneal or New Amneal may be required to provide more favorable pricing and other terms to our customers and take other action to maintain our relationship with existing, and attract new, customers, all of which could have a material adverse effect on our business, financial condition and results of operations.

Some of Impax’s or Amneal’s existing agreements contain change in control or early termination rights that may be implicated by the Combination.

Parties with which Impax or Amneal currently does business or may do business in the future, including customers and suppliers, may experience uncertainty associated with the Combination, including with respect to current or future business relationships with Impax, Amneal and New Amneal. As a result, the business relationships of Impax or Amneal may be subject to disruptions if customers, suppliers, or others attempt to negotiate changes in existing business relationships or consider entering into business relationships with parties other than Impax, Amneal or New Amneal. For example, certain customers and collaborators may have contractual consent rights or termination rights that may be triggered by a change of control or assignment of the rights and obligations of contracts that will be transferred in the Combination. These disruptions could harm our relationships with existing customers and preclude us from attracting new customers, all of which could have a material adverse effect on our business, financial condition and results of operations, cash flows, and/or share price of Impax, Amneal or New Amneal.

Some of Impax’s or Amneal’s relationships with its customers may experience disruptions in connection with the Combination, which may limit New Amneal’s business.

Parties with which Impax or Amneal currently does business or may do business in the future, including customers and suppliers, may experience uncertainty associated with the Combination, including with respect to future business relationships with the other or with New Amneal. As a result, the business relationships of Impax, Amneal and New Amneal may be subject to disruptions if customers, suppliers, or others attempt to renegotiate changes in existing business relationships or consider entering into business relationships with parties other than Impax, Amneal or New Amneal, in respect of Impax, Amneal or New Amneal. For example, certain customers and collaborators of Impax or Amneal may exercise contractual termination rights as they arise or elect to not renew contracts with Impax or Amneal. These disruptions could harm relationships with existing customers, suppliers or others and preclude us from attracting new customers, all of which could have a material adverse effect on our business, financial condition and results of operations, cash flows, and/or the share price of Impax, Amneal or New Amneal.

Potential changes in laws and regulations affecting Impax’s and Amneal’s businesses could have a material adverse effect on their respective financial performance.

Many of Impax’s and Amneal’s businesses are subject to various federal, state, local and foreign laws and regulations. Their failure to comply with applicable laws and regulations could restrict their ability to provide certain services or result in imposition of civil fines and criminal penalties, substantial regulatory and compliance costs, litigation expense, adverse publicity and loss of revenues. Adverse legislation or regulations could be adopted prior to the Closing in any country, state or municipality in which Impax and Amneal operate. If such legislation or regulation is adopted in any particular jurisdiction and Impax or Amneal is unable to continue to operate profitably under the new rules, then Impax or Amneal may decide to make certain strategic decisions, resulting in decreased revenues, earnings and assets. If Impax or Amneal is unable to adapt its products and services to conform to any new laws and regulations, or if such laws and regulations have a negative effect on their customers, Impax or Amneal may experience customer losses or increased operating costs or be required to dispose of all or a part of their businesses, which could have a material adverse effect on their businesses, financial condition and results of operations.

Amneal Group Members may be contemplating sale of their post-Closing interest in New Amneal, which could impact or differ from the remaining interest holders in New Amneal.

The sale of additional New Amneal Shares by Existing Amneal Members to other potential investors may adversely affect prevailing market prices for New Amneal Shares. In addition, such investors may have registration rights, the future exercise of which may adversely affect the market price of New Amneal Shares.

The Combination could have an adverse effect on the Impax and Amneal brands.

The success of Impax and Amneal is largely dependent upon the ability of Impax and Amneal to maintain and enhance the value of their respective brands, their customers’ connection to and perception of the brands, and a positive relationship with customers and suppliers. The businesses and results of operations of Impax and Amneal, could be severely damaged if the Combination receive considerable negative publicity or if customers or suppliers otherwise come to have a diminished view of the brands as a result of the Combination or the common ownership of the existing businesses.

The Tax Receivable Agreement with the Existing Amneal Members requires us to make cash payments to them in respect of certain tax benefits to which we may become entitled, and we expect that the payments we will be required to make will be substantial.

Upon the closing of the Combination, we will be a party to the Tax Receivable Agreement with the Existing Amneal Members. Under the Tax Receivable Agreement, we will be required to make cash payments to the Existing Amneal Members equal to 85% of certain tax benefits, if any, that we actually realize, or in certain circumstances are deemed to realize, as a result of redemptions or exchanges of Amneal Common Units by the Existing Amneal Members as described under “Certain Relationships and Related Transactions, and Director Independence—LLC Agreement—Amneal Common Units Redemption Right.” We expect that the amount of the cash payments that we will be required to make under the Tax Receivable Agreement will be significant. Any payments made by us to the Existing Amneal Members under the Tax Receivable Agreement will generally reduce the amount of overall cash flow that might have otherwise been available to us. Furthermore, our future obligation to make payments under the Tax Receivable Agreement could make us a less attractive target for an acquisition, particularly in the case of an acquirer that cannot use some or all of the tax benefits that are the subject of the Tax Receivable Agreement. For more information, see “Related Party Transactions—Tax Receivable Agreement.” Payments under the Tax Receivable Agreement are not conditioned on any Existing Amneal Member’s continued ownership of Amneal Common Units or our Class A Common Stock after the closing of the Combination.

The actual amount and timing of any payments under the Tax Receivable Agreement, will vary depending upon a number of factors, including the timing of redemptions or exchanges by the holders of Amneal Common Units, the amount of gain recognized by such holders, the amount and timing of the taxable income we generate in the future, and the federal tax rates then applicable.

In certain cases, payments under the Tax Receivable Agreement to the Existing Amneal Members may be accelerated or significantly exceed the actual benefits we realize in respect of the tax attributes subject to the Tax Receivable Agreement.

The Tax Receivable Agreement provides that upon certain mergers, asset sales, other forms of business combinations or other changes of control or if, at any time, we elect an early termination of the Tax Receivable Agreement, then our obligations under the Tax Receivable Agreement to make payments thereunder would be based on certain assumptions, including an assumption that we would have sufficient taxable income to fully utilize all potential future tax benefits that are subject to the Tax Receivable Agreement.

As a result of the foregoing, we could be required to make payments under the Tax Receivable Agreement that (i) are greater than the actual benefits we ultimately realize in respect of the tax benefits that are subject to the Tax Receivable Agreement and (ii) are based on the present value of the anticipated future tax benefits that are the subject of the Tax Receivable Agreement, which payment may be required to be made significantly in advance of the actual realization, if any, of such future tax benefits. In these situations, our obligations under the Tax Receivable Agreement could have a substantial negative impact on our liquidity and could have the effect of delaying or preventing certain mergers, asset sales, other forms of business combinations or other changes of control. There can be no assurance that we will be able to fund or finance our obligations under the Tax Receivable Agreement.

We will not be reimbursed for any payments made to the Existing Amneal Members under the Tax Receivable Agreement in the event that any tax benefits are disallowed.

Payments under the Tax Receivable Agreement will be based on the tax reporting positions that we determine, and the Internal Revenue Service (the “IRS”) or another tax authority may challenge all or part of the tax benefits we claim, as well as other related tax positions we take, and a court could sustain such challenge. If the outcome of any such challenge would reasonably be expected to materially adversely affect a recipient’s rights or obligations (including the amount or timing of payments) under the Tax Receivable Agreement, then we will not be permitted to settle or fail to contest such challenge without the consent of the Amneal Group Representative. We will not be reimbursed for any cash payments previously made to the Existing Amneal Members under the Tax Receivable Agreement in the event that any tax benefits initially claimed by us and for which payment has been made to an Existing Amneal Member are subsequently challenged by a taxing authority and are ultimately disallowed. Instead, any excess cash payments made by us to an Existing Amneal Member will be netted against any future cash payments that we might otherwise be required to make to such Existing Amneal Member under the terms of the Tax Receivable Agreement. However, we might not determine that we have effectively made an excess cash payment to an Existing Amneal Member for a number of years following the initial time of such payment. As a result, payments could be made under the Tax Receivable Agreement in excess of the tax savings that we realize in respect of the tax attributes with respect to an Existing Amneal Member.

Risk Factors Relating to Us and the Combined Business

Global economic conditions could harm us.

While global economic conditions have been fairly stable as a whole in recent years, continued concerns about the systemic impact of potential geopolitical issues and economic policy uncertainty, particularly in areas in which we operate, could potentially cause economic and market instability in the future and could adversely affect our business, including our financial performance.

Challenging economic conditions could result in tighter credit conditions. The cost and availability of credit may be adversely affected by illiquid credit markets and wider credit spreads, which could adversely affect the ability of our third-party distributors, partners, manufacturers and suppliers to buy inventory or raw materials and to perform their obligations under agreements with us, which could disrupt our operations and adversely affect our financial performance.

Global efforts to contain health care costs continue to exert pressure on product pricing and market access to pharmaceutical products. In many international markets, government-mandated pricing actions have reduced prices of patented drugs. Some countries may be subject to periods of financial instability, may have reduced resources to spend on healthcare or may be subject to economic sanctions, and our business in these countries may be disproportionately affected by these changes. In addition, the currencies of some countries may depreciate against the U.S. dollar substantially and if we are unable to offset the impact of such depreciation, our financial performance within such countries could be adversely affected.

We may be unable to integrate operations successfully and realize the anticipated synergies and other benefits of the Combination.

The Combination involves the combination of two companies that operated as independent public companies prior to the Combination. The integration of the businesses may be more time consuming and require more resources than initially estimated and we may fail to realize some or all of the anticipated benefits of the Combination if the integration process takes longer than expected or is more costly than expected. In addition, until the completion of the Combination, Impax and Amneal operated independently. It is possible that the integration process could result in the diversion of each company’s management’s attention, the disruption or interruption of, or the loss of momentum in, each company’s ongoing businesses or inconsistencies in standards, control, procedures and policies, any of which could adversely affect New Amneal’s ability to maintain relationships with customers, partners and employees or its ability to achieve the anticipated benefits of the Combination, or could reduce the earnings or otherwise adversely affect our business and financial results. Moreover, in addition to our failure to realize the anticipated benefits of any acquisition, including our revenues or return on investment assumptions, we may be exposed to unknown liabilities or impairment charges as a result of acquisitions we do complete.

If we are unable to successfully develop or commercialize new products, our operating results will suffer.

Developing and commercializing a new product is time consuming, costly and subject to numerous factors that may delay or prevent such development and commercialization. Our future results of operations will depend to a significant extent upon our ability to successfully commercialize new products in a timely manner. We face several challenges when developing and commercializing new products, including:

•	our ability to develop products in a timely and cost-efficient manner and in compliance with regulatory requirements, including delays associated with the FDA listing and approval process and our ability to obtain required regulatory approvals in a timely manner, or at all, and maintain such approvals if obtained;

•	the success of our clinical testing process to ensure that new products are safe and effective or bioequivalent to the reference listed drug;

•	the risk that any of our products presently under development, if and when fully developed and tested, will not perform as expected;

•	the risk that legal action may be brought against our generic drug products by our branded drug product competitors, including patent infringement claims among others;

•	the availability, on commercially reasonable terms, of raw materials, including APIs and other key ingredients necessary to the development of our generic drug products; and

•	Our ability to scale-up manufacturing methods to successfully manufacture commercial quantities of generic drug product in compliance with regulatory requirements.

As a result of these and other difficulties, our products currently in development may or may not receive necessary regulatory approvals on a timely basis or at all, which may result in unsuccessful development or commercialization of new products. If any of our products, when acquired or developed and approved, cannot be successfully or timely commercialized, our operating results could be adversely affected. We cannot guarantee that any investment we make in developing or marketing products will be recouped, even if we are successful in commercializing those products.

If we fail to obtain exclusive marketing rights for our products or fail to introduce our products on a timely basis, our revenues, gross margin and operating results may decline significantly.

The Hatch-Waxman amendments to the Federal Food, Drug, and Cosmetic Act (the “FDCA”) provide for a period of 180 days of generic marketing exclusivity for any applicant that is first to file an ANDA containing a certification of invalidity, non-infringement or unenforceability related to a patent listed with respect to the corresponding branded drug (commonly referred to as a “Paragraph IV certification”). “First filers” are often able to price the applicable generic drug to yield relatively high gross margins during this 180-day marketing exclusivity period.

With respect to our generic products, ANDAs containing Paragraph IV certifications generally become the subject of patent litigation that can be both lengthy and costly. There is no certainty that we will prevail in any such litigation, that we will be the first to file and thus granted the 180-day marketing exclusivity period, or, if we are granted the 180-day marketing exclusivity period, that we will not forfeit such period. Even where we are awarded marketing exclusivity, we may be required to share our exclusivity period with other first filers. In addition, branded drug product companies often authorize a generic version of the corresponding branded drug product to be sold during any period of marketing exclusivity that is awarded (described further below), which reduces gross margins during the marketing exclusivity period. Branded drug product companies may also reduce the price of their branded drug product to compete directly with generic drug products entering the market, which would similarly have the effect of reducing gross margins. Furthermore, timely commencement of the litigation by the patent owner imposes an automatic stay of ANDA approval by the FDA for 30 months, unless the case is decided in the ANDA applicant’s favor during that period. Finally, if the court decision is adverse to the ANDA applicant, the ANDA approval will be delayed until the challenged patent expires, and the applicant forfeits the 180-day marketing exclusivity.

Our future profitability depends, to a significant extent, upon our ability to introduce, on a timely basis, new generic drug products that are either the first-to-market (or among the first-to-market) or that otherwise can gain significant market share. The timeliness of our product introductions is dependent upon, among other things, the timing of regulatory approval of our products, which to a large extent is outside of our control, as well as the timing of the introduction of competing products. As additional distributors introduce comparable generic pharmaceutical products, price competition intensifies, market access narrows, and product sales prices and gross margins decline, often significantly and rapidly. Accordingly, our revenues and future profitability are dependent, in large part, upon our ability or the ability of our development partners to file ANDAs with the FDA in a timely and effective manner or, alternatively, to enter into contractual relationships with other parties that have obtained marketing exclusivity. No assurances can be given that we will be able to develop and introduce successful products in the future within the time constraints necessary to be successful. If we or our development partners are unable to continue to timely and effectively file ANDAs with the FDA or to partner with other parties that have obtained marketing exclusivity, our revenues, gross margin and operating results may decline significantly, and our prospects and business may be materially adversely affected.

With respect to our branded products, generic equivalents for branded phannaceutical products are typicallv sold at lower prices than the branded products. The regulatory approval process in the United States and European Union exempts generic products from costly and time-consuming clinical trials to demonstrate their safety and efficacy and rely instead on the safety and efficacy of prior products. After the introduction of a competing generic product, a significant percentage of the prescriptions previously written for the branded product are often written for the generic version. In addition, legislation enacted in most U.S. states allows or, in some instances mandates, that a pharmacist dispense an available generic equivalent when filling a prescription for a branded product, in the absence of specific instructions from the prescribing physician. Pursuant to the provisions of the Hatch-Waxman Act, manufacturers of branded products often bring lawsuits to enforce their patent rights against generic products released prior to the expiration of branded products’ patents, but it is possible for generic manufacturers to offer generic products while such litigation is pending. As a result, branded products typically experience a significant loss in revenues following the introduction of a competing generic product, even if subject to an existing patent. Our branded pharmaceutical products are or may become subject to competition from generic equivalents because there is no proprietary protection for some of the branded pharmaceutical products we sell, because our patent protection expires or because our patent protection is not sufficiently broad or enforceable.

We face intense competition in the pharmaceutical industry from both brand and generic drug product companies, which could significantly limit our growth and materially adversely affect our financial results.

The pharmaceutical industry is highly competitive. The principal competitive factors in the pharmaceutical market include:

•	introduction of other generic drug manufacturers’ products in direct competition with our generic drug products;

•	introduction of authorized generic drug products in direct competition with our products, particularly during exclusivity periods;

•	the ability of generic drug product competitors to quickly enter the market after the expiration of patents or exclusivity periods, diminishing the amount and duration of significant profits;

•	consolidation among distribution outlets through mergers and acquisitions and the formation of buying groups;

•	the willingness of generic drug customers, including wholesale and retail customers, to switch among products of different pharmaceutical manufacturers;

•	pricing pressures by competitors and customers;

•	a company’s reputation as a manufacturer and distributor of quality products;

•	a company’s level of service (including maintaining sufficient inventory levels for timely deliveries);

•	product appearance and labeling; and

•	a company’s breadth of product offerings.

Many of our competitors have longer operating histories and greater financial, R&D, marketing and other resources than us. Consequently, some of our competitors may be able to develop products and/or processes competitive with, or superior to, our products. Furthermore, we may not be able to (i) differentiate our products from those of our competitors, (ii) successfully develop or introduce new products—on a timely basis or at all—that are less costly than those of our competitors, or (iii) offer customers payment and other commercial terms as favorable as those offered by our competitors. The markets in which we compete and intend to compete are undergoing, and are expected to continue to undergo, rapid and significant change. We expect competition to intensify as technological advances and consolidation continues. New developments by other manufacturers and distributors could render our products uncompetitive or obsolete.

We believe our principal competitors in the U.S. generic pharmaceutical market, where we primarily compete, are Teva Pharmaceutical Industries Limited (“Teva”), Sandoz (a division of Novartis AG) (“Sandoz”), Endo International plc (Par) (“Endo”), Mylan Inc. (“Mylan”) and Fresenius Medical Care AG & Co. KGAA /Akorn, Inc. These companies, among others, collectively compete with the majority of our products. We also faces price competition generally as other generic manufacturers enter the market. Any such price competition may be especially pronounced where our competitors source their products from jurisdictions where production costs may be lower (sometimes significantly) than our production costs, especially lower-cost foreign jurisdictions. Any of these factors could result in reductions in our sales prices and gross margin. This price competition has led to an increase in demands for downward price adjustments by generic pharmaceutical distributors. Our principal strategy in addressing our competition is to offer customers a consistent supply of our generic drug products, as well as to pursue product opportunities with the potential for limited competition, such as high-barrier-to-entry first-to-file or first-to-market products. There can be no assurance, however, that this strategy will enable us to compete successfully in the generic drug product industry or that we will be able to develop and implement any new or additional viable strategies.

Competition in the generic drug industry has also increased due to the proliferation of authorized generic pharmaceutical products. Authorized generic drug products are generic drug products that are introduced by brand companies, either directly or through third parties, under the brand’s New Drug Application (“NDA”) approval for our own branded drug. Authorized generics do not face any regulatory barriers to introduction and are not prohibited from sale during the 180-day marketing exclusivity period granted to the FTF Abbreviated New Drug Application (“ANDA”) applicant. The sale of authorized generics adversely impacts the market share of a generic drug product that has been granted 180 days of marketing exclusivity. This is a significant source of competition for us, because an authorized generic drug product can materially decrease the profits that we could receive as an otherwise exclusive marketer of a generic drug product. Such actions have the effect of reducing the potential market share and profitability of our generic drug products and may inhibit us from developing and introducing generic pharmaceutical drug products corresponding to certain branded drugs.

If we are unable to manage our growth, our business will suffer.

We have experienced rapid growth in the past several years, and anticipate continued rapid expansion in the future. This growth has required us to expand, upgrade, and improve our administrative, operational, and management systems, internal controls and resources. Although we cannot assure you that we will, in fact, grow as we expect, if we fail to manage growth effectively or to develop a successful marketing approach, our business and financial results will be materially harmed. We may also seek to expand our business through complementary or strategic acquisitions of other businesses, products or assets, or through joint ventures, strategic agreements or other arrangements. Any such acquisitions, joint ventures or other business combinations may involve significant integration challenges, operational complexities and time consumption and require substantial resources and effort. It may also disrupt our ongoing businesses, which may adversely affect our relationships with customers, employees, regulators and others with whom we have business or other dealings. Further, if we are unable to realize synergies or other benefits expected to result from any acquisitions, joint ventures or other business combinations, or to generate additional revenue to offset any unanticipated inability to realize these expected synergies or benefits, our growth and ability to compete may be impaired, which would require us to focus additional resources on the integration of operations rather than other profitable areas of our business, and may otherwise cause a material adverse effect on our business, results of operations and financial condition.

As our competitors introduce their own generic equivalents of our generic drug products, our revenues and gross margin from such products generally decline, often rapidly.

Revenues and gross margin derived from generic pharmaceutical products often follow a pattern based on regulatory and competitive factors that we believe are unique to the generic pharmaceutical industry. As the patent(s) for a brand name product or the statutory marketing exclusivity period (if any) expires, the first generic manufacturer to receive regulatory approval for a generic equivalent of the product is often able to capture a substantial share of the market. However, as other generic manufacturers receive regulatory approvals for their own generic versions, that market share, and the price of that product, will typically decline depending on several factors, including the number of competitors, the price of the branded product and the pricing strategy of the new competitors. We cannot provide assurance that we will be able to continue to develop such products or that the number of our competitors for any given product will not increase to such an extent that we may stop marketing a generic drug product for which we previously obtained approval, which may have a material adverse impact on our revenues and gross margin.

The illegal distribution and sale by third parties of counterfeit versions of our products or of stolen products could have a negative impact on our reputation and a material adverse effect on our business, results of operations and financial condition.

Third parties could illegally distribute and sell counterfeit versions of our products, which do not meet the rigorous manufacturing and testing standards that our products undergo. Counterfeit products are frequently unsafe or ineffective, and can be life-threatening. Counterfeit medicines may contain harmful substances, the wrong dose of the active pharmaceutical ingredient or no active pharmaceutical ingredients at all. However, to distributors and users, counterfeit products may be visually indistinguishable from the authentic version.

Reports of adverse reactions to counterfeit drugs or increased levels of counterfeiting could materially affect patient confidence in the authentic product. It is possible that adverse events caused by unsafe counterfeit products will mistakenly be attributed to the authentic product. In addition, thefts of inventory at warehouses, plants or while in-transit, which are not properly stored and which are sold through unauthorized channels could adversely impact patient safety, our reputation and our business.

Public loss of confidence in the integrity of pharmaceutical products as a result of counterfeiting or theft could have a material adverse effect on our business, results of operations and financial condition.

Our business is highly dependent on market perceptions of us and the safety and quality of our products. Our business, products or product pricing could be subject to negative publicity, which could have a material adverse effect on our business, results of operations and financial condition.

Market perceptions of our business are very important to us, especially market perceptions of the safety and quality of our products. If any of our products or similar products that other companies distribute are subject to market withdrawal or recall or are proven to be, or are claimed to be, harmful to consumers, then this could have a material adverse effect on our business, results of operations and financial condition. Also, because our business is dependent on market perceptions, negative publicity associated with product quality, illness or other adverse effects resulting from, or perceived to be resulting from, our products could have a material adverse impact on our business, results of operations and financial condition.

The generic pharmaceutical industry has also in recent years been the subject of significant publicity regarding the pricing of pharmaceutical products more generally, including publicity and pressure resulting from prices charged by competitors and peer companies for new products as well as price increases by competitors and peer companies on older products that the public has deemed excessive. Any downward pricing pressure on the price of certain of our products arising from social or political pressure to lower the cost of pharmaceutical products could have a material adverse impact on our business, results of operations and financial condition.

Accompanying the press and media coverage of pharmaceutical pricing practices and public complaints about the same, there has been increasing U.S. federal and state legislative and enforcement interest with respect to drug pricing. For instance, the United States Department of Justice issued subpoenas to pharmaceutical companies, including Impax, seeking information about the sales, marketing and pricing of certain generic drugs. In addition to the effects of any investigations or claims brought against us, our business, results of operations and financial condition could also be adversely affected if any such inquiries, of us or of other pharmaceutical companies or the industry more generally, were to result in legislative or regulatory proposals that limit our ability to increase the prices of our products.

A substantial portion of our total revenues is expected to be derived from sales of a limited number of products.

We expect that we will derive a substantial portion of our revenue from sales of a limited number of products. In 2017, Impax’s significant products accounted for 15%, 12%, 9%, 7% and 7%, or an aggregate of 50%, of its product sales, net. In 2017, Amneal’s significant products accounted for 13%, 9%, 8%, 4%, and 3%, or an aggregate of 37% of its net revenue. The sale of our products may be significantly influenced by market conditions, as well as regulatory actions. We may experience decreases in the sale of our products in the future as a result of actions taken by our competitors, such as price reductions, or as a result of regulatory actions related to our products or to competing products, which could have a material impact on our results of operations. Actions which could be taken by our competitors, which may materially and adversely affect our business, results of operations and financial condition, may include, without limitation, pricing changes and entering or exiting the market for specific products.

Our growth is dependent on our ability to continue to successfully develop and commercialize new products in a timely manner.

Our financial results will depend upon our ability to introduce and commercialize additional generic and branded products in a timely manner. In the generic pharmaceutical products market, revenue from newly launched generic products is typically relatively high during the period immediately following launch and can be expected generally to decline over time. Revenue from generic drugs in general, including prices of generic products that have generic alternatives on the market, can generally be expected to decline over time. Revenue from branded pharmaceutical products can be expected to decline as the result of entry of new competitors, particularly of companies producing generic versions of the branded products. Our growth is therefore dependent upon our ability to successfully introduce and commercialize new generic and branded products.

Our ability to develop or license, or otherwise acquire, and introduce new products on a timely basis in relation to our competitors’ product introductions involves inherent risks and uncertainties.

Product development is inherently risky, especially for new drugs for which safety and efficacy have not been established and the market is not yet proven. Likewise, product licensing involves inherent risks including uncertainties due to matters that may affect the achievement of milestones, as well as the possibility of contractual disagreements with regard to terms such as license scope or termination rights. The development and commercialization process, particularly with regard to new drugs, also requires substantial time, effort and financial resources. The process of obtaining FDA approval to manufacture and market new pharmaceutical products is rigorous, time consuming, costly and largely unpredictable. We, or a partner, may not be successful in obtaining FDA approval or in commercializing any of the products that we are developing or licensing.

Our approved products may not achieve expected levels of market acceptance.

Even if we are able to obtain regulatory approvals for our new products, the success of those products is dependent upon market acceptance. Levels of market acceptance for our new products could be affected by several factors, including:

•	the availability of alternative products from our competitors;

•	the prices of our products relative to those of our competitors;

•	the timing of our market entry;

•	the ability to market our products effectively at the retail level;

•	the perception of patients and the healthcare community, including third-party payers, regarding the safety, efficacy and benefits of our drug products compared to those of competing products; and

•	the acceptance of our products by government and private formularies.

Some of these factors will not be in our control, and our products may not achieve expected levels of market acceptance. Additionally, continuing and increasingly sophisticated studies of the proper utilization, safety and efficacy of pharmaceutical products are being conducted by the industry, government agencies and others which can call into question the utilization, safety and efficacy of products previously or currently marketed by Impax or Amneal. In some cases, studies have resulted, and may in the future result, in the discontinuance of product marketing or other risk management programs such as the need for a patient registry.

We may discontinue the manufacture and distribution of certain existing products, which may adversely impact our business, results of operations and financial condition.

We continually evaluate the performance of our products, and may determine that it is in our best interest to discontinue the manufacture and distribution of certain of our products. We cannot guarantee that we have correctly forecasted, or will correctly forecast in the future, the appropriate products to discontinue or that our decision to discontinue various products is prudent if market conditions change. In addition, we cannot assure you that the discontinuance of products will reduce our operating expenses or will not cause us to incur material charges associated with such a decision. Furthermore, the discontinuance of existing products entails various risks, including, in the event that we decide to sell the discontinued product, the risk that we will not be able to find a purchaser for such products or that the purchase price obtained will not be equal to at least the book value of the net assets for such products. Other risks include managing the expectations of, and maintaining good relations with, our customers who previously purchased products from our discontinued products, which could prevent us from selling other products to them in the future. Moreover, we may incur other significant liabilities and costs associated with our discontinuance of products, which could have a material adverse effect on our business, results of operations and financial condition.

Manufacturing or quality control problems may damage our reputation for quality production, demand costly remedial activities and negatively impact our business, results of operations and financial condition.

As a pharmaceutical company, we are subject to substantial regulation by various governmental authorities. For instance, we must comply with requirements of the FDA and other healthcare regulators with respect to the manufacture, labeling, sale, distribution, marketing, advertising, promotion and development of pharmaceutical products. We must register our facilities, whether located in the United States or elsewhere, with the FDA as well as regulators outside the United States, and our products must be made in a manner consistent with current good manufacturing practices (“cGMP”), or similar standards in each territory in which we manufacture. The failure of one of our facilities, or a facility of one of our third party suppliers, to comply with applicable laws and regulations may lead to breach of representations made to our customers or to regulatory or government action against us related to products made in that facility.

In addition, the FDA and other agencies periodically inspect our manufacturing facilities. Following an inspection, an agency may issue a notice listing conditions that are believed to violate cGMP or other regulations, or a warning letter for violations of “regulatory significance” that may result in enforcement action if not promptly and adequately corrected. We remain committed to continuing to improve our quality control and manufacturing practices; however, we cannot be assured that the FDA will continue to be satisfied with our corrective actions and with our quality control and manufacturing systems and standards. Failure to comply strictly with these regulations and requirements may damage our reputation and lead to financial penalties, compliance expenditures, the recall or seizure of products, total or partial suspension of production and/or distribution, withdrawal or suspension of the applicable regulator’s review of our submissions, enforcement actions, injunctions and criminal prosecution. Further, other federal agencies, our customers and partners in our alliance, development, collaboration and other partnership agreements with respect to our products and services may take any such FDA observations or warning letters into account when considering the award of contracts or the continuation or extension of such partnership agreements. Because regulatory approval to manufacture a drug is site-specific, the delay and cost of remedial actions, or obtaining approval to manufacture at a different facility, could negatively impact our business. Any failure by us to comply with applicable laws and regulations and/or any actions by the FDA and other agencies as described above could have a material adverse effect on our business, financial position and results of operations.

The development, manufacture and sale of our products involves the risk of product liability claims by consumers and other third parties, and insurance against such potential claims is expensive and may be difficult to obtain.

The development, manufacture and sale of our drug products involves an inherent risk of product liability claims and the associated adverse publicity, and insurance against such potential claims is expensive and may be difficult to obtain. Litigation is inherently subject to uncertainties and we may be required to expend substantial amounts in the defense or resolution of this and similar matters. We regularly monitor the use of our products for trends or increases in reports of adverse events or product complaints, and regularly reports such matters to the FDA. In some cases, an increase in adverse event reports may be an indication that there has been a change in a product’s specifications or efficacy. Such changes could lead to a recall of the product in question or, in some cases, increases in product liability claims related to the product in question. If the coverage limits for product liability insurance policies are not adequate, or if certain of our products are excluded from coverage, a claim brought against us, whether covered by insurance or not, could have a material adverse effect on our business, results of operations, financial condition and cash flows. We also rely on self-insurance to cover product liability claims, and these claims may exceed the amounts we have reserved under our self-insurance program.

In the ordinary course of our business, we may also be subject to a variety of other types of claims, proceedings, investigations and litigation initiated by government agencies or third parties. These matters may include compliance matters, product regulation or safety, taxes, employee benefit plans, employment discrimination, health and safety, environmental, antitrust, customs, import/export, government contract compliance, financial controls or reporting, intellectual property, allegations of misrepresentation, false claims or false statements, commercial claims, claims regarding promotion of our products and services, or other similar matters. In addition, government investigations related to the use of our generic drug products may cause reputational harm to us. Negative publicity, whether accurate or inaccurate, about the efficacy, safety or side effects of our generic drug products or product categories, whether involving us or a competitor, could materially reduce market acceptance of our products, cause consumers to seek alternatives to our products, result in product withdrawals and cause our stock price to decline. Negative publicity could also result in an increased number of product liability claims, whether or not these claims have a basis in scientific fact. Any such claims, proceedings, investigations or litigation, regardless of the merits, might result in substantial costs, restrictions on product use or sales, or otherwise injure our business.

We manufacture and derive a portion of our revenue from the sale of pharmaceutical products in the opioid class of drugs. The U.S. Department of Health and Human Services has declared the wide spread addiction to and abuse of such products a public health emergency. Changing public and clinical perceptions of opioid products and the risks relating to their use may result in the imposition of even stricter regulation of such products and further restrict their sale and use.

We are subject to United States federal and state laws related to healthcare fraud and abuse and health information privacy and security, and the failure to comply with such laws may adversely affect our business.

In the United States, many of our products are eligible for reimbursement under federal and state health care programs such as Medicaid, Medicare, TriCare, and/or state pharmaceutical assistance programs, and as a result, certain federal and state healthcare laws and regulations pertaining to fraud and abuse and patients’ rights are, and will be, applicable to our business. We could be subject to healthcare fraud and abuse and patient privacy regulation by both the federal government and the states in which we conduct our business. The laws that may affect our ability to operate include, but are not limited to: (i) the U.S. Anti-Kickback Statute, which applies to our marketing and research practices, educational programs, pricing policies and relationships with healthcare providers or other entities, by prohibiting, among other things, soliciting, receiving, offering or paying remuneration, directly or indirectly, as a means of inducing, or in exchange for, either the referral of an individual or the purchase or recommendation of an item or service reimbursable under a federal healthcare program, such as the Medicare and Medicaid programs; (ii) federal civil and criminal false claims laws and civil monetary penalty laws, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid or other third-party payers that are false or fraudulent; (iii) the U.S. Health Insurance Portability and Accountability Act of 1996, (“HIPAA”), which among other things created new federal criminal statutes that prohibit executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters, and HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, and our implementing regulations, which impose certain requirements relating to the privacy, security and transmission of individually identifiable health information and place restrictions on the use of such information for marketing communications; (iv) the U.S. Physician Payments Sunshine Act, which among other things, requires manufacturers of drugs, devices, biologics and medical supplies for which payment is available under a federal healthcare program to report annually information related to “payments or other transfers of value” made to physicians and teaching hospitals, and ownership and investment interests held by certain healthcare professionals and their immediate family members, and similar state laws; (v) the government pricing rules applicable to the Medicaid, Medicare Part B, 340B Drug Pricing Program, the U.S. Department of Veterans Affairs program, the TRICARE program, and state price reporting laws; and (vi) state and foreign law equivalents of each of the above U.S. laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payer, including commercial insurers, and state and foreign laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts. Violations of the fraud and abuse laws may result in severe penalties against us and/or our responsible employees, including jail sentences, large fines, and the exclusion of our products from reimbursement under federal and state programs. Defense of litigation claims and government investigations can be costly, time-consuming, and distract management, and it is possible that we could incur judgments or enter into settlements that would require us to change the way we operate our business. We are committed to conducting the sales and marketing of our products in compliance with the healthcare fraud and abuse laws, but certain applicable laws may impose liability even in the absence of specific intent to defraud. Furthermore, should there be ambiguity, a governmental authority may take a position contrary to a position we have taken, or should an employee violate these laws without our knowledge, a governmental authority may impose civil and/or criminal sanctions.

Any adverse outcome in these types of actions, or the imposition of penalties or sanctions for failing to comply with fraud and abuse laws, could adversely affect us and may have a material adverse effect on our business, results of operations, financial condition and cash flows. Some of the statutes and regulations that govern our activities, such as federal and state anti-kickback and false claims laws, are broad in scope, and while exemptions and safe harbors protecting certain common activities exist, they are often narrowly drawn. While we manage our business activities to comply with these statutory provisions, due to their breadth, complexity and, in certain cases, uncertainty of application, it is possible that our activities could be subject to challenge by various government agencies. In particular, the FDA, the DOJ and other agencies have increased their enforcement activities with respect to the sales, marketing, research and similar activities of pharmaceutical companies in recent years, and many pharmaceutical companies have been subject to government investigations related to these practices. A determination that we are in violation of these and/or other government regulations and legal requirements may result in civil damages and penalties, criminal fines and prosecution, administrative remedies, the recall of products, the total or partial suspension of manufacturing and/or distribution activities, seizure of products, injunctions, whistleblower lawsuits, failure to obtain approval of pending product applications, withdrawal of existing product approvals, exclusion from participation in government healthcare programs and other sanctions.

Any of these types of investigations or enforcement actions could affect our ability to commercially distribute our products and could materially and adversely affect our business, financial condition, results of operations and cash flows.

Approvals for our new generic drug products may be delayed or become more difficult to obtain if the FDA institutes changes to its approval requirements.

The FDA may institute changes to its ANDA approval requirements, such as implementing new or additional fees similar to the fees imposed by the Generic Drug Fee User Amendments of 2012 (“GDUFA”) and its second iteration (GDUFA II), which may make it more difficult or expensive for us to obtain approval for our new generic products. The FDA may also implement other changes that may directly affect some of our ANDA filings pending approval from the FDA, such as changes to guidance from the FDA regarding bioequivalency requirements for particular drugs. Such changes may cause our development of such generic drugs to be significantly more difficult or result in delays in FDA approval or result in our decision to abandon or terminate certain projects. Any changes in FDA requirements may make it more difficult for us to file ANDAs or obtain approval of our ANDAs and generate revenues and thus have a material adverse effect on our business, results of operations and financial condition.

Federal regulation of arrangements between manufacturers of branded and generic products could adversely affect our business.

As part of the Medicare Prescription Drug and Modernization Act of 2003, companies are required to file with the FTC and the DOJ certain types of agreements entered into between branded and generic pharmaceutical companies related to the manufacture, marketing and sale of generic versions of branded drugs. This requirement could affect the manner in which brand drug manufacturers resolve intellectual property litigation and other disputes with generic pharmaceutical companies and could result generally in an increase or lengthening of litigation against pharmaceutical companies or additional investigations or proceedings by the FTC or other governmental authorities. The impact of this requirement, the pending legislation and the potential private-party lawsuits associated with arrangements between brand and generic drug manufacturers is uncertain and could adversely affect our business.

Healthcare reform and a reduction in the coverage and reimbursement levels by governmental authorities, HMOs, MCOs or other third-party payers may adversely affect our business.

As part of commercializing our products, we have obtained authorization to receive reimbursement at varying levels for the cost of certain products and related treatments from governmental authorities and private health insurers and other organizations, such as health maintenance organizations (“HMOs”) and managed care organizations (“MCOs”). The trend toward managed healthcare in the United States, the growth of organizations such as HMOs and MCOs, and legislative proposals to reform healthcare and government insurance programs could significantly influence the purchase of pharmaceutical products, resulting in lower prices and a reduction in product demand. The Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010 were signed into law on March 23, 2010 and March 30, 2010, respectively. These laws are referred to herein as “healthcare reform.” A number of provisions of the healthcare reform laws continue to have a negative impact on the price of our products sold to U.S. government entities. For example, the legislation includes measures that (i) significantly increase Medicaid rebates through both the expansion of the program; (ii) substantially expand the Public Health System (340B) program to allow other entities to purchase prescription drugs at substantial discounts; (iii) extend the Medicaid rebate rate to a significant portion of Managed Medicaid enrollees; (iv) apply a 50% discount to Medicare Part D beneficiary spending in the coverage gap for branded and authorized generic prescription drugs; and (v) levy a significant excise tax on the industry to fund healthcare reform. Such cost containment measures and healthcare reform affect our ability to sell our products and have a material adverse effect on our business, results of operations and financial condition. Additionally, the Medicare Part D Prescription Drug Benefit established a voluntary outpatient prescription drug benefit for Medicare beneficiaries (primarily the elderly over 65 and the disabled). These beneficiaries may enroll in private drug plans. There are multiple types of Part D plans and numerous plan sponsors, each with its own formulary and product access requirements. The plans have considerable discretion in establishing formularies and tiered co-pay structures and in placing prior authorization and other restrictions on the utilization of specific products. In addition, Part D plan sponsors are permitted and encouraged to negotiate rebates with manufacturers. The Medicare Part D program, which went into effect January 1, 2006, is administered by the Centers for Medicare & Medicaid Services (“CMS”) within the Department of Health and Human Services.

The CMS has issued extensive regulations and other sub-regulatory guidance documents implementing the Medicare Part D benefit, and the OIG has issued regulations and other guidance in connection with the Medicare Part D program. The federal government can be expected to continue to issue guidance and regulations regarding the obligations of Part D sponsors and their subcontractors. Participating drug plans may establish drug formularies that exclude coverage of specific drugs and payment levels for drugs negotiated with Part D drug plans may be lower than reimbursement levels available through private health plans or other payers. Moreover, beneficiary co-insurance requirements could influence which products are recommended by physicians and selected by patients. There is no guarantee that any drug that we market will be offered by drug plans participating under the Medicare Part D program or of the terms of any such coverage, or that covered drugs will be reimbursed at amounts that reflect current or historical levels. Additionally, any reimbursement granted may not be maintained, or limits on reimbursement available from third-party payers may reduce the demand for, or negatively affect the price of those products, which could significantly harm our business, results of operations, financial condition and cash flows. We may also be subject to lawsuits relating to reimbursement programs that could be costly to defend, divert management’s attention and adversely affect our operating results. Most state Medicaid programs have established preferred drug lists, and the process, criteria and timeframe for obtaining placement on the preferred drug list varies from state to state. Under the Medicaid drug rebate program, a manufacturer must pay a rebate for Medicaid utilization of a product. The rebate for single source products (including authorized generics) is based on the greater of (i) a specified percentage of the product’s average manufacturer price or (ii) the difference between the product’s average manufacturer price and the best price offered by the manufacturer. The rebate for multiple source products is a specified percentage of the product’s average manufacturer price. In addition, many states have established supplemental rebate programs as a condition for including a drug product on a preferred drug list. The profitability of our products may depend on the extent to which they appear on the preferred drug lists of a significant number of state Medicaid programs and the amount of the rebates that must be paid to such states. In addition, there is significant fiscal pressure on the Medicaid program, and amendments to lower the pharmaceutical costs of the program are possible. Such amendments could materially adversely affect our anticipated revenues and results of operations. Due to the uncertainties regarding the outcome of future healthcare reform initiatives and their enactment and implementation, we cannot predict which, if any, of the future reform proposals will be adopted or the effect such adoption may have on our business. Future rulemaking and reform, including repeal of existing law, with respect to the healthcare and pharmaceutical industries, could increase rebates, reduce prices or the rate of price increases for healthcare products and services, or require additional reporting and disclosure. We cannot predict the timing or impact of any future rulemaking, reform or repeal of healthcare laws.

The majority of our products are produced at a few locations and a business interruption at one or more of these locations could have a material adverse effect on our business, financial position and results of operations.

We produce the majority of the products that we manufacture at our manufacturing facilities in New York, New Jersey, California, and India, as well as at certain third party suppliers. A significant disruption at any of these facilities, even on a short-term basis, could impair our ability to produce and ship products to the market on a timely basis, which could have a material adverse effect on our business, financial position and results of operations.

Our profitability depends on our major customers. If these relationships do not continue as expected, our business, condition (financial and otherwise), prospects and results of operations could materially suffer.

We have approximately 220 customers, some of which are part of large purchasing groups. For the year ended December 31, 2017, Amneal’s four largest customers accounted for approximately 56% of net revenue, broken out as follows: AmerisourceBergen Corporation (21%), Cardinal Health, Inc. (13%), McKesson Drug Co. (13%), and CVS Caremark (9%). In 2017, the three major customers of Impax, Cardinal Health, McKesson Corporation, and Amerisource-Bergen, accounted for 33%, 30%, and 25%, respectively, or an aggregate of 88%, of Impax’s gross revenue. The loss of any one or more of these or any other major customer or the substantial reduction in orders from any one or more of our major customers could have a material impact on our future operating results and financial condition.

We may experience declines in the sales volume and prices of our products as a result of the continuing trend of consolidation of certain customer groups, which could have a material adverse effect on our business, financial position and results of operations.

Our ability to successfully commercialize any generic or branded pharmaceutical product depends in large part upon the acceptance of the product by third parties, including pharmacies, government formularies, other retailers, physicians and patients. Therefore, our success will depend in large part on market acceptance of our products. We make a significant amount of our sales to a relatively small number of drug wholesalers and retail drug chains. These customers represent an essential part of the distribution chain of our pharmaceutical products. Drug wholesalers and retail drug chains have undergone, and are continuing to undergo, significant consolidation. This consolidation may result in these groups gaining additional purchasing leverage and, consequently, increasing the product pricing pressures facing our business. Additionally, the emergence of large buying groups representing independent retail pharmacies and other drug distributors, and the prevalence and influence of managed care organizations and similar institutions, potentially enable such groups to demand larger price discounts on our products. For example, there has been a recent trend of large wholesalers and retailer customers forming partnerships, such as the alliance between Walgreens and AmerisourceBergen Corporation, the alliance between Rite Aid and McKesson Drug Company, and the alliance between CVS Caremark and Cardinal Health. The result of these developments may have a material adverse effect on our business, financial position and results of operations.

From time to time we may need to rely on licenses to proprietary technologies, which may be difficult or expensive to obtain.

We may need to obtain licenses to patents and other proprietary rights held by third parties to develop, manufacture and market products. If we are unable to timely obtain these licenses on commercially reasonable terms, our ability to commercially market our products may be inhibited or prevented, which could have a material adverse effect on our business, results of operations and financial condition.

We depend to a large extent on third-party suppliers and distributors for the raw materials for our products, particularly the chemical compounds comprising the APIs that we use to manufacture our products, as well as for certain finished goods. A prolonged interruption in the supply of such products could have a material adverse effect on our business, financial position and results of operations.

The bulk of the raw materials essential to our manufacturing business are purchased from third parties. If we experience supply interruptions or delays, we may have to obtain substitute materials or products, which in turn would require us to obtain amended or additional regulatory approvals, subjecting us to additional expenditures of significant time and resources. In addition, changes in our raw material suppliers could result in significant delays in production, higher raw material costs and loss of sales and customers, because regulatory authorities must generally approve raw material sources for pharmaceutical products, which may be time consuming. Any significant supply interruption could have a material adverse effect on our business, condition (financial and otherwise), prospects and results of operations. To date, we have experienced no significant difficulties in obtaining raw materials. However, because the federal drug application process requires specification of raw material suppliers, if raw materials from a specified supplier were to become unavailable, FDA approval of a new supplier would be required. The amount of time required for the FDA to qualify a new supplier and confirm that our manufacturing processes meet the necessary standards could cause delays in the manufacturing and marketing of one or more of our products and could, depending on the particular product, have a material adverse effect on our results of operations and financial condition.

The time necessary to develop generic and branded drugs may adversely affect whether, and the extent to which, we receive a return on our capital.

We generally begin our development activities for a new generic drug product several years in advance of the patent expiration date of the brand-name drug equivalent. The development process, including drug formulation, testing, and FDA review and approval, often takes three or more years. This process requires that we expend considerable capital to pursue activities that do not yield an immediate or near-term return. Also, because of the significant time necessary to develop a product, the actual market for a product at the time it is available for sale may be significantly less than the originally projected market for the product. If this were to occur, our potential return on our investment in developing the product, if approved for marketing by the FDA, would be adversely affected and we may never receive a return on our investment in the product. It is also possible for the manufacturer of the brand-name product for which we are developing a generic drug to obtain approvals from the FDA to switch the brand-name drug from the prescription market to the OTC market. If this were to occur, we would be prohibited from marketing our product other than as an OTC drug, in which case revenues could be substantially less than we anticipated.

Developing and commercializing branded pharmaceutical products is generally more costly than developing and commercializing generic products. In order to grow and achieve success in our branded product business, we must continually identify, develop, acquire and license new products that we can ultimately market. There are many difficulties and uncertainties inherent in pharmaceutical research and development, and there is a high rate of failure inherent in new drug discovery and development. Failure can occur at any point in the process, including late in the process after substantial investment. New product candidates that appear promising in development may fail to reach the market or may have only limited commercial success because of efficacy or safety concerns, inability to obtain necessary regulatory approvals and payer reimbursement, limited scope of approved uses, difficulty or excessive costs to manufacture, or infringement of the patents or intellectual property rights of others. Products that do reach the market may ultimately be subject to recalls or other suspensions in sales. Delays and uncertainties in the FDA approval process and the approval processes in other countries can result in delays in product launches and lost market opportunity. Because there is a high rate of failure inherent in the research and development process of new products, there is a significant risk that funds invested in research and development will not generate financial returns. We cannot be certain when or whether any of our products currently under development will be approved or launched or whether, once launched, such products will be commercially successful. We may be required to spend several years and incur substantial expense in completing certain clinical trials. The length of time, number of trial sites and patients required for clinical trials vary substantially, and we may have difficulty finding a sufficient number of sites and subjects to participate in our trials. Delays in planned clinical trials can result in increased development costs, delays in regulatory approvals and delays in product candidates reaching the market. We rely on independent third-party clinical investigators to recruit subjects and conduct clinical trials in accordance with applicable study protocols and laws and regulations. If regulatory authorities detennine that we have not complied with regulations in the development of a product candidate, they may refuse to accept trial data from the site and/or not approve the product candidate, and we would not be able to market and sell that product. If we are not able to market and sell our products after significant expenditures to develop and test them, our business and results of operations could be materially and adversely affected.

The testing required for the regulatory approval of our products is conducted primarily by independent third parties. Any failure by any of these third parties to perform this testing properly and in a timely manner may have an adverse effect upon our ability to obtain regulatory approvals.

Our applications for regulatory approval of our products, including both internally-developed and in-licensed products, incorporate the results of testing and other information that is conducted or gathered primarily by independent third parties (including, for example, manufacturers of raw materials, testing laboratories, contract research organizations or independent research facilities). Our ability to obtain and maintain regulatory approval of the products being tested is dependent upon the quality of the work performed by these third parties, the quality of the third parties’ facilities, and the accuracy of the information provided by third parties. We have little or no control over any of these factors. If this testing is not performed properly, our ability to obtain or maintain regulatory approvals, and to launch or continue selling products, could be restricted or delayed.

We depends on third-party agreements for a portion of our product offerings and any failure to maintain these arrangements or enter into similar arrangements with new partners could result in a material adverse effect.

We have broadened our product offering by entering into a variety of third-party agreements covering any combination of joint development, supply, marketing and/or distribution of products. We cannot provide assurance that the development, supply, marketing and/or distribution efforts of our contractual partners will continue to be successful, that we will be able to renew such agreements or that we will be able to enter into new agreements for additional products. Any alteration to, or termination of, our current distribution and marketing agreements, failure to enter into new and similar agreements, or interruption of our product supply under the such agreements, could have a material adverse effect on our business, condition (financial and otherwise), prospects or results of operations.

We may make acquisitions of, or investments in, complementary businesses or products, which may be on terms that may not turn out to be commercially advantageous, may require additional debt or equity financing, which could increase our leverage and dilute equity holders.

We regularly review the potential acquisition of technologies, products, product rights and complementary businesses and is currently evaluating, and intends to continue to evaluate, potential product and/or company acquisitions and other business development opportunities. We may choose to enter into such transactions at any time. Nonetheless, we cannot provide assurance that we will be able to identify suitable acquisition or investment candidates. To the extent that we do identify candidates that we believe to be suitable, we cannot provide assurance that we will be able to reach an agreement with the selling party or parties, that the terms we may agree to will be commercially advantageous to us, or that we will be able to successfully consummate such investments or acquisitions even after definitive documents have been signed. If we make any acquisitions or investments, we may finance such acquisitions or investments through our cash reserves, debt financing, which may increase our leverage, or by issuing additional equity interests, which could dilute the holdings of our then-existing owners. If we require financing, we cannot provide assurance that we will be able to obtain required financing when needed on acceptable terms or at all.

Our operations in, and anticipated expansion into additional, international markets subjects us to increased regulatory oversight both in those international markets and domestically and regulatory, economic, social and political uncertainties, which could cause a material adverse effect on our business, financial position and results of operations.

We are subject to certain risks associated with having assets and operations located in foreign jurisdictions, including our operations in India, Germany and the United Kingdom. We may also in the future expand our international business and operations into jurisdictions in which we have limited operating experience, including with respect to seeking regulatory approvals, marketing or selling products.

Our operations in these jurisdictions may be adversely affected by general economic conditions and economic and fiscal policy, including changes in exchange rates and controls, interest rates and taxation policies, increased government regulation, and, with respect to India, any reversal of India’s recent economic liberalization and deregulation policies, as well as social stability and political, economic or diplomatic developments in the future. Certain jurisdictions have, from time to time, experienced instances of civil unrest and hostilities, both internally and with neighboring countries. Rioting, military activity, terrorist attacks, or armed hostilities could cause our operations in such jurisdictions to be adversely affected or suspended. We generally do not have insurance for losses and interruptions caused by terrorist attacks, military conflicts and wars. In addition, anti-bribery and anti-corruption laws may conflict with some local customs and practices in foreign jurisdictions. Our international operations may subject us to heightened scrutiny under the U.S. Foreign Corrupt Practices Act (“FCPA”), the UK Bribery Act and similar anti-bribery laws, and could subject us to liability under such laws despite our best efforts to comply with such laws. As a result of our policy to comply with the FCPA, the UK Bribery Act and similar anti-bribery laws, we may be at a competitive disadvantage to competitors that are not subject to, or do not comply with, such laws.

We have increased exposure to tax liabilities, including foreign tax liabilities.

As a U.S. company with subsidiaries in, among other countries, India, Germany, Switzerland and England, we are subject to, or potentially subject to, income taxes as well as non-income based taxes in these jurisdictions as well as the United States. Significant judgment is required in determining our worldwide provision for income taxes and other tax liabilities. Changes in tax laws or tax rulings may have a significantly adverse impact on our effective tax rate. In addition, we have potential tax exposures resulting from the varying application of statutes, regulations and interpretations, which include exposures on intercompany terms of cross-border arrangements among foreign subsidiaries in relation to various aspects of our business, including research and development activities and manufacturing. Tax authorities in various jurisdictions may disagree with, and subsequently challenge, the amount of profits taxed in such jurisdictions; such challenges may result in increased tax liability, including accrued interest and penalties, which would cause our tax expense to increase and which may have a material adverse effect on our business, financial position and results of operations and our ability to satisfy our debt obligations.

Recent U.S. tax legislation may materially adversely affect our financial condition, results of operations and cash flows.

Recently enacted U.S. tax legislation has significantly changed the U.S. federal income taxation of U.S. and multinational businesses, including by reducing the U.S. corporate income tax rate, limiting interest deductions, permitting immediate expensing of certain capital expenditures, modifying or repealing many business deductions and credits (including certain foreign tax credits), adopting elements of a territorial tax system, imposing a one-time transition tax (or “repatriation tax”) on all undistributed earnings and profits of certain U.S.-owned foreign corporations, broadening the categories of income earned by certain U.S.-owned foreign corporations that may be subject to current US taxation, revising the rules governing net operating losses, repealing the deduction of certain performance-based compensation paid to an expanded group of executive officers and introducing new anti-base erosion provisions, such as the base erosion and anti-abuse tax. Many of these changes are effective immediately, without any transition periods or grandfathering for existing transactions. The legislation is unclear in many respects and could be subject to potential amendments and technical corrections, as well as interpretations and implementing regulations by the Treasury and IRS, any of which could lessen or increase certain adverse impacts of the legislation. In addition, it is unclear how these U.S. federal income tax changes will affect state and local taxation, which often uses federal taxable income as a starting point for computing state and local tax liabilities.

Our analysis and interpretation of this legislation is preliminary and ongoing and there may be material adverse effects resulting from the legislation that we have not yet identified. While some of the changes made by the tax legislation may adversely affect us, other changes may be beneficial. We continue to work with our tax advisors and auditors to determine the full impact that the recent tax legislation as a whole will have on us. We urge our investors to consult with their legal and tax advisors with respect to such legislation and its potential effect on an investment in our common stock.

Our competitors or other third parties may allege that we are infringing upon their intellectual property, forcing us to expend substantial resources in litigation, the outcome of which is uncertain. Any unfavorable outcome of such litigation, including losses related to “at-risk” product launches, could have a material adverse effect on our business, financial position and results of operations.

Companies that produce branded pharmaceutical products routinely bring litigation against ANDA or similar applicants that seek regulatory approval to manufacture and market generic forms of their branded products alleging patent infringement or other violations of intellectual property rights. Patent holders may also bring patent infringement suits against companies that are currently marketing and selling approved generic products. Litigation often involves significant expense and can delay or prevent introduction or sale of our generic products. If valid and enforceable patents are infringed by our products, we would need to delay selling the infringing generic product unless we could obtain a license from the patent holder, and, if we were already selling the infringing product, cease selling and potentially destroy existing product stock.

There may be situations in which we may make business and legal judgments to market and sell products that are subject to claims of alleged patent infringement prior to final resolution of those claims by the courts, based upon our belief that such patents are invalid, unenforceable, or are not infringed by our marketing and sale of such products. This is referred to in the pharmaceutical industry as an “at-risk” launch. The risk involved in an at-risk launch can be substantial because, if a patent holder ultimately prevails against us, the remedies available to such holder may include, among other things, damages measured by the profits lost by the patent holder, which can be significantly higher than the profits we makes from selling the generic version of the product. We could be liable for substantial damages from adverse court decisions in such matters. We may also be harmed by the loss of any value of such inventory that we are unable to market or sell.

We are involved in various legal proceedings, all of which are uncertain, force us to incur substantial expense to defend and/or expose us to substantial liability.

We are or may become a party to litigation in the ordinary course of our business, including, among others, matters alleging product liability, other intellectual property rights infringement, violations of securities laws, employment discrimination or breach of commercial contract. In general, litigation claims can be expensive and time consuming to bring or defend against and could result in settlements or damages that could have a material adverse effect on our business, results of operations and financial condition.

Our agreements to settle patent litigations, which are important to its business, are facing increased government scrutiny in the United States, which may result in increased government actions and private litigation suits.

We are involved in numerous patent litigations in which it challenges the validity or enforceability of innovator companies’ listed patents and/or their applicability to its generic pharmaceutical products, as well as patent infringement litigation in which generic companies challenge the validity or enforceability of our patents and/or their applicability to their generic pharmaceutical products, and therefore settling patent litigations has been and is likely to continue to be an important part of our business. Parties to such settlement agreements in the United States, including us, are required by law to file them with the Federal Trade Commission (“FTC”) and the Antitrust Division of the Department of Justice for review. The FTC has publicly stated that, in its view, some of the brand-generic settlement agreements violate the antitrust laws and has brought actions against some brand and generic companies that have entered into such agreements. In June 2013, the U.S. Supreme Court in its decision in FTC v. Actavis determined that “reverse payment” settlement agreements between brand and generic companies could violate antitrust laws. The Supreme Court held that such settlement agreements are neither immune from antitrust attack nor presumptively illegal but rather should be analyzed under the “Rule of Reason.” It is currently uncertain the effect the Supreme Court’s decision will have on our existing settlement agreements or its impact on its ability to enter into such settlement agreements in the future or the terms thereof. The Supreme Court’s decision may result in heightened scrutiny from the FTC of such settlement agreements and we may become subject to increased FTC investigations or enforcement actions arising from such settlement agreements. Further, private plaintiffs, including direct and indirect purchasers of our products, may also become more active in bringing private litigation claims against us and other brand and generic pharmaceutical companies alleging that such settlement agreements violate antitrust laws. Accordingly, we have in the past received and may receive formal or informal requests from the FTC for information about a particular settlement agreement, and there is a risk that the FTC, or others, such as customers, may commence an action against us alleging violations of the antitrust laws. Such settlement agreements may further expose us to claims by purchasers of the products for unlawfully inhibiting competition. We currently a defendant in private antitrust actions involving certain settlement agreements.

The defense of antitrust investigation and claims are generally expensive and time consuming, and we can give no assurance as to the timing or outcome of such investigation or claims or of any future private litigation or government action alleging that one of its settlement agreements violates antitrust laws.

The use of legal, regulatory and legislative strategies by brand competitors, including authorized generics and citizen’s petitions, as well as the potential impact of proposed legislation, may increase our costs associated with the introduction or marketing of our generic products, delay or prevent such introduction and/or significantly reduce the profit potential of our products.

Brand drug companies often pursue strategies that may serve to prevent or delay competition from our generic alternatives to their branded products. These strategies include, but are not limited to:

•	marketing an authorized generic version of a branded product at the same time that we introduce a generic equivalent of that product, directly or through agreement with a generic competitor;

•	filing “citizen’s petitions” with the FDA to thwart generic competition by causing delays of our product approvals;

•	using risk evaluation and mitigation strategies (“REMS”), related distribution restrictions or other means of limiting access to their branded products, to prevent us from obtaining product samples needed to conduct bioequivalence testing required for ANDA approval, thereby delaying or preventing us from obtaining FDA approval of a generic version of such branded products;

•	seeking to secure patent protection of certain “Elements to Assure Safe Use” of a REMS program, which are required medical interventions or other actions healthcare professionals need to execute prior to prescribing or dispensing the drug to the patient, in an attempt to thwart our ability to avoid infringement of the patents in question or secure approval;

•	seeking to establish regulatory and legal obstacles that would make it more difficult for us to demonstrate a generic product’s bioequivalence or “sameness” to the related branded product;

•	initiating legislative and administrative efforts in various states to limit the substitution of generic versions of branded pharmaceutical products for the corresponding branded products;

•	filing suits for patent infringement that automatically delay FDA approval of our generic products;

•	introducing “next-generation” products prior to the expiration of market exclusivity for their branded product, which often materially reduces the demand for the generic product for which we may be seeking FDA approval;

•	obtaining extensions of market exclusivity by conducting clinical trials of branded drugs in pediatric populations or by other methods as discussed below;

•	persuading the FDA to withdraw the approval of branded drugs for which the associated patents are about to expire, thus allowing the brand company to develop and launch new patented products serving as substitutes for the withdrawn products;

•	seeking to obtain new patents on drugs for which patent protection is about to expire;

•	filing patent applications that are more complex and costly to challenge;

•	seeking temporary restraining orders and injunctions against selling a generic equivalent of their branded product based on alleged misappropriation of trade secrets or breach of confidentiality obligations;

•	seeking temporary restraining orders and injunctions against us after we have received final FDA approval for a product for which we are attempting to launch at-risk prior to resolution of related patent litigation;

•	reducing the marketing of the branded product to healthcare providers, thereby reducing the branded drug’s commercial exposure and market size, which in turn adversely affects the market potential of the equivalent generic product; and

•	converting branded prescription drugs that are facing potential generic competition to over-the-counter products, thereby significantly impeding the growth of the generic prescription market for such drugs.

We expend a significant amount of resources on research and development, including milestones on in-licensed products, which may not lead to successful product introductions.

Much of our development effort is focused on technically difficult-to-formulate products and/or products that require advanced manufacturing technology. We expend significant resources on research and development primarily to enable us to manufacture and market FDA-approved pharmaceuticals in accordance with FDA regulations. We have entered into, and may in the future enter into, agreements that require us to make significant milestone payments upon achievement of various research and development events and regulatory approvals. As we continue to develop and in-license new products, we will likely incur increased research and licensing expenses. Because of the inherent risk associated with research and development efforts in the industry, particularly with respect to new drugs, our research and development expenditures may not result in the successful introduction of FDA-approved pharmaceutical products. Additionally, after we or our development partners submits an ANDA, the FDA may request that additional studies be conducted. As a result, we may be unable to reasonably determine the total research and development costs required to develop a particular product. Finally, we cannot be certain that any investment made in developing products will be recovered, even if we are successful in commercialization. To the extent that we expend significant resources on research and development efforts and are not ultimately able to successfully introduce new products as a result of those efforts, our business, financial position and results of operations may be materially adversely affected.

We have a substantial amount of indebtedness, which could adversely affect our financial health.

We have a substantial amount of indebtedness. As of December 31, 2017, on a pro forma basis giving effect to the Combination and the related financing, New Amneal would have had approximately $2.7 billion of total gross indebtedness and approximately $500.0 million of available borrowing capacity under our credit facilities. For additional details of our expected debt, see the section entitled “Unaudited Pro Forma Condensed Combined Financial Statements.”

Our substantial level of indebtedness could have important consequences to you. For example, it could:

•	increase our vulnerability to adverse economic and industry conditions;

•	limit our ability to obtain additional financing for future working capital, capital expenditures, raw materials, strategic acquisitions and other general corporate requirements;

•	expose us to interest rate fluctuations because the interest on certain debt under the credit facilities is imposed at variable rates;

•	require us to dedicate a substantial portion of our cash flow from operations to payments on our debt, thereby reducing the availability of cash flow for operations and other purposes;

•	make it more difficult for us to satisfy our obligations to our lenders, resulting in possible defaults on and acceleration of such indebtedness;

•	limit our ability to refinance indebtedness or increase the associated costs;

•	require us to sell assets to reduce debt or influence the decision about whether to do so;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate or prevent us from carrying out capital spending that is necessary or important to our growth strategy and efforts to improve operating margins or our business; and

•	place us at a competitive disadvantage compared to any competitors that have less debt or comparable debt at more favorable interest rates and that, as a result, may be better positioned to withstand economic downturns.

The risks and uncertainties inherent in conducting clinical trials could delay or prevent the development and commercialization of our own branded products, which could have a material adverse effect on our business, results of operations and financial condition.

With respect to our branded products which do not qualify for the FDA’s abbreviated application procedures, we must demonstrate through clinical trials that these products are safe and effective for use. We have only limited experience in conducting and supervising clinical trials. The process of completing clinical trials and preparing a NDA may take several years and requires substantial resources. Our studies and filings may not result in FDA approval to market our new drug products and, if the FDA grants approval, we cannot predict the timing of any approval. There are substantial filing fees for NDAs that are not refundable if FDA approval is not obtained.

There are a number of risks and uncertainties associated with clinical trials. The results of clinical trials may not be indicative of results that would be obtained from large scale testing. Clinical trials are often conducted with patients having advanced stages of disease and, as a result, during the course of treatment these patients can die or suffer adverse medical effects for reasons that may not be related to the pharmaceutical agents being tested, but which nevertheless affect the clinical trial results. In addition, side effects experienced by the patients may cause delay of approval or limit the profile of an approved product. Moreover, our clinical trials may not demonstrate sufficient safety and efficacy to obtain approval from the FDA or foreign regulatory authorities. The FDA or foreign regulatory authorities may not agree with our assessment of the clinical data or they may interpret it differently. Such regulatory authorities may require additional or expanded clinical trials. Even if the FDA or foreign regulatory authorities approve certain products developed by us, there is no assurance that such regulatory authorities will not subject marketing of such products to certain limits on indicated use.

Failure can occur at any time during the clinical trial process and, in addition, the results from early clinical trials may not be predictive of results obtained in later and larger clinical trials, and product candidates in later clinical trials may fail to show the desired safety or efficacy despite having progressed successfully through earlier clinical testing. A number of companies in the pharmaceutical industry, including us, have suffered significant setbacks in clinical trials, even in advanced clinical trials after showing positive results in earlier clinical trials. The completion of clinical trials for our product candidates may be delayed or halted for the reasons noted above in addition to many other reasons, including:

•	delays in patient enrollment, and variability in the number and types of patients available for clinical trials;

•	regulators or institutional review boards may not allow us to commence or continue a clinical trial;

•	our inability, or the inability of our partners, to manufacture or obtain from third parties materials sufficient to complete our clinical trials;

•	delays or failure in reaching agreement on acceptable clinical trial contracts or clinical trial protocols with prospective clinical trial sites;

•	risks associated with trial design, which may result in a failure of the trial to show statistically significant results even if the product candidate is effective;

•	difficulty in maintaining contact with patients after treatment commences, resulting in incomplete data;

•	poor effectiveness of product candidates during clinical trials;

•	safety issues, including adverse events associated with product candidates;

•	the failure of patients to complete clinical trials due to adverse side effects, dissatisfaction with the product candidate, or other reasons;

•	governmental or regulatory delays or changes in regulatory requirements, policy and guidelines; and

•	varying interpretation of data by the FDA or foreign regulatory authorities.

In addition, our product candidates could be subject to competition for clinical study sites and patients from other therapies under development which may delay the enrollment in or initiation of our clinical trials.

The FDA or foreign regulatory authorities may require us to conduct unanticipated additional clinical trials, which could result in additional expense and delays in bringing our product candidates to market. Any failure or delay in completing clinical trials for our product candidates would prevent or delay the commercialization of our product candidates. We cannot assure that our expenses related to clinical trials will lead to the development of brand-name drugs that will generate revenues in the near future. Delays or failure in the development and commercialization of our own branded products could have a material adverse effect on our business, results of operations and financial condition.

Our reporting and payment obligations under the Medicaid rebate program and other governmental purchasing and rebate programs are complex and may involve subjective decisions. Any determination that we have failed to comply with those obligations could subject us to penalties and sanctions, which could have a material adverse effect on our business.

The regulations applicable to us regarding reporting and payment obligations with respect to Medicaid reimbursement and rebates and other governmental programs are complex. As discussed elsewhere in this prospectus, we and other pharmaceutical companies are defendants in a number of suits filed by state attorneys general and have been notified of an investigation by the DOJ with respect to Medicaid reimbursement and rebates. Our calculations and methodologies are subject to review and challenge by the applicable governmental agencies, and it is possible that such reviews could adversely affect us and our business. In addition, because our processes for these calculations and the judgments involved in making these calculations involve, and will continue to involve, subjective decisions and complex methodologies, these calculations are subject to the risk of error and misjudgment. Any governmental agencies that have commenced (or that may commence) an investigation of us could impose, based on a claim of violation of anti-fraud and false claims laws or otherwise, civil and/or criminal sanctions, including fines, penalties and possible exclusion from federal health care programs (including Medicaid and Medicare). Some of the applicable laws may impose liability even in the absence of specific intent to defraud. Furthermore, should there be ambiguity with respect to how to properly calculate and report payments, and even in the absence of any such ambiguity, a governmental authority may take a position contrary to a position that we have taken and may impose civil and/or criminal sanctions on us. Any such penalties, sanctions, or exclusion from federal health care programs could have a material adverse effect on our business, financial position and results of operations. From time to time we conduct routine reviews of our government pricing calculations. These reviews may have an impact on government price reporting and rebate calculations used to comply with various government regulations regarding reporting and payment obligations.

Our operating results are affected by many factors and may fluctuate significantly on a quarterly basis.

Our operating results may vary substantially from quarter to quarter and may be greater or less than those achieved in the immediately preceding period or in the comparable period of the prior year. Factors that may cause quarterly results to vary include, but are not limited to, the following:

•	the number of new product introductions by us;

•	losses related to inventory write-offs;

•	marketing exclusivity, if any, which may be obtained on certain new products;

•	the level of competition in the marketplace for certain products;

•	our ability to create demand in the marketplace for our products;

•	availability of raw materials and finished products from suppliers;

•	our ability to manufacture products at our manufacturing facilities;

•	the scope and outcome of governmental regulatory actions;

•	our dependence on a small number of products for a significant portion of net revenue or income;

•	legal actions against our generic products brought by brand competitors, and legal challenges to our intellectual property rights by generic competitors;

•	price erosion and customer consolidation; and

•	significant payments (such as milestones) payable by us under collaboration, licensing, and development agreements to our partners before the related product has received FDA approval.

The profitability of our product sales is also dependent upon the prices we are able to charge for our products, the costs to purchase products from third parties, and our ability to manufacture our products in a cost effective manner. If our revenues decline or do not grow as anticipated, we may not be able to reduce our operating expenses to offset such declines. Failure to achieve anticipated levels of revenues could, therefore, significantly harm our operating results for a particular fiscal period.

In certain circumstances, we issue price adjustments and other sales allowances to our customers. Although we may establish reserves based on our estimates of these amounts, if estimates are incorrect and the reserves are inadequate, it may result in adjustments to these reserves that may have a material adverse effect on our financial position and results of operations.

As described above, the first company to file an ANDA containing a Paragraph IV certification that successfully challenges the patent(s) on a branded product may be granted 180 days of generic market exclusivity by the FDA for such generic product. At the expiration of such exclusivity period, other generic distributors may enter the market, resulting in a significant price decline for the drug (in some instances, price declines have exceeded 90%). When we experience price declines following a period of generic marketing exclusivity, or at any time when a competitor enters the market or offers a lower price with respect to a product we are selling, we may, at our discretion, decide to lower the price of our product to retain market share and provide price adjustments to our customers for the difference between our new (lower) price and the price at which we previously sold the product which is still held in inventory by such customers. Because the entry of a competitive generic product following the expiration of any exclusivity period is unpredictable, we do not establish reserves for such potential adjustments, and therefore the full effect of such adjustments are not reflected in our operating results until such adjustments actually occur. There are also circumstances under which we may decide not to provide price adjustments to certain customers, and consequently, as a matter of business strategy, we may risk a greater level of sale returns of products in a customer’s existing inventory and lose future sales volume to competitors rather than reduce our pricing.

Based on estimates, we establish reserves for sales allowances including, but not limited to: sales discounts and returns, chargebacks, sales volume rebates, shelf stocks, re-procurement charges, cash discounts, and Medicaid rebate obligations at the time of sale. Although we believe our reserves are adequate as of the date of this prospectus, we cannot provide assurances that ourreserves will ultimately prove to be adequate. Increases in sales allowances may exceed our estimates for a variety of reasons, including unanticipated competition or an unexpected change in one or more of our contractual relationships. We will continue to evaluate the effects of competition and will record a price adjustment reserve if and when we deem it necessary. Any failure to establish adequate reserves with respect to sales allowances may result in a material adverse effect on our financial position and results of operations.

If we determine that our goodwill and other intangible assets have become impaired, we may record significant impairment charges, which would adversely affect our results of operations.

Goodwill and other intangible assets represent a significant portion of our assets. Goodwill is the excess of cost over the fair market value of net assets acquired in business combinations. In the future, goodwill and intangible assets may increase as a result of future acquisitions. We review our goodwill and indefinite lived intangible assets at least annually for impairment. We review our intangible assets with finite lives for recoverability whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. For example, during the year ended December 31, 2017, Impax recognized a total of $289.7 million of intangible asset impairment charges, and no impairment charge related to goodwill as a result of its annual testing in 2017. Impairment may result from, among other things, deterioration in the performance of acquired businesses, adverse market conditions and adverse changes in applicable laws or regulations, including changes that restrict the activities of an acquired business. Any impairment of goodwill or other intangible assets would result in a non-cash charge against earnings, which would adversely affect our results of operations.

Investigations and litigation concerning the calculation of average wholesale prices may adversely affect our business.

Many government and third-party payers, including Medicare, Medicaid, HMOs and others, reimburse doctors and others for the purchase of certain prescription drugs based on a drug’s average wholesale price (“AWP”). In the past several years, state and federal government agencies have conducted ongoing investigations of manufacturers’ reporting practices with respect to AWP, as a result of which certain agencies have suggested that reporting of inflated AWPs by manufacturers has led to excessive payments for prescription drugs. Numerous pharmaceutical companies have been named as defendants in actions brought by various State Attorneys General and have faced state law qui tam actions brought on behalf of various states, alleging generally that the defendants defrauded state Medicaid systems by purportedly reporting or causing the reporting of AWP and/or “Wholesale Acquisition Costs” that exceeded the actual selling price of the defendants’ prescription drugs. We, for example, are subject to a civil investigative demand issued by the Texas State Attorney General alleging certain overpayments to us by the Texas Medicaid system. These cases generally seek some combination of actual damages, and/or double damages, treble damages, compensatory damages, statutory damages, civil penalties, disgorgement of excessive profits, restitution, disbursements, counsel fees and costs, litigation expenses, investigative costs, injunctive relief, punitive damages, imposition of a constructive trust, accounting of profits or gains derived through the alleged conduct, expert fees, interest and other relief that the court may have deemed proper.

We can give no assurance that we will be able to settle current or future actions on terms that we deem reasonable, or that such settlements or adverse judgments, if entered, will not exceed the amount of any reserve. Accordingly, such actions could adversely affect us and may have a material adverse effect on our business, results of operations, financial condition and cash flows.

We are increasingly dependent on information technology, and our systems and infrastructure face certain risks, including cybersecurity and data leakage risks.

Significant disruptions to our information technology systems or breaches of information security could adversely affect our business. In the ordinary course of business, we collect, store and transmit large amounts of confidential information, and it is critical that we do so in a secure manner to maintain the confidentiality and integrity of such information. We have also outsourced significant elements of our information technology infrastructure; as a result we manage independent vendor relationships with third parties who are responsible for maintaining significant elements of our information technology systems and infrastructure and who may or could have access to our confidential information. The size and complexity of our information technology systems, and those of our third party vendors, make such systems potentially vulnerable to service interruptions and security breaches from inadvertent or intentional actions by our employees, partners or vendors. These systems are also vulnerable to attacks by malicious third parties, and may be susceptible to intentional or accidental physical damage to the infrastructure maintained by us or by third parties. Maintaining the secrecy of confidential, proprietary, and/or trade secret information is important to our competitive business position. While we have taken steps to protect such information and have invested in systems and infrastructures to do so, there can be no guarantee that our efforts will prevent service interruptions or security breaches in our systems or the unauthorized or inadvertent wrongful use or disclosure of confidential information that could adversely affect our business operations or result in the loss, dissemination, or misuse of critical or sensitive information. A breach of our security measures or the accidental loss, inadvertent disclosure, unapproved dissemination, misappropriation or misuse of trade secrets, proprietary information, or other confidential information, whether as a result of theft, hacking, fraud, trickery or other forms of deception, or for any other cause, could enable others to produce competing products, use our proprietary technology or information, and/or adversely affect our business position. Further, any such interruption, security breach, loss or disclosure of confidential information could result in financial, legal, business, and reputational harm to us and could have a material adverse effect on our business, financial position, results of operations and/or cash flow.

Our future success depends on our ability to attract and retain talented employees and consultants.

Our future success depends, to a substantial degree, upon the continued service of the members of our management team. The loss of the services of members of our management team, or their inability to perform services on our behalf, could have a material adverse effect on our business, condition (financial and otherwise), prospects and results of operations. Our success also depends, to a large extent, upon the contributions of our sales, marketing, scientific and quality assurance staff. We compete with brand and generic pharmaceutical manufacturers for qualified personnel, and our competitors may offer more favorable employment opportunities than we do. If we are not able to attract and retain the necessary personnel to accomplish our business objectives we could experience constraints that would adversely affect our ability to sell and market our products effectively, to meet the demands of our strategic partners in a timely fashion, and to support our research and development programs. In particular, our sales and marketing efforts depend on the ability to attract and retain skilled and experienced sales, marketing and quality assurance representatives. Although we believe that wehave been successful in attracting and retaining skilled personnel in all areas of our business, we cannot provide assurance that we can continue to attract, train and retain such personnel. Any failure in this regard could limit the rates at which Amneal generates sales and develops or acquires new products.

We depend on our ability to protect our intellectual property and proprietary rights.

Our success depends on our ability to protect and defend the intellectual property rights associated with our current and future products. If we fail to protect our intellectual property adequately, competitors may manufacture and market products similar to, or that may be confused with, our products, and our generic competitors may obtain regulatory approval to make and distribute generic versions of our branded products. Some patent applications in the United States are maintained in secrecy or are not published until the resulting patents issue. We also cannot be certain that patents will be issued with respect to any of our patent applications or that any existing or future patents issued to or licensed by us will provide competitive advantages for our products or will not be challenged, invalidated, circumvented or held unenforceable in proceedings commenced by our competitors or other third parties. Furthermore, our patent rights may not prevent or limit our present and future competitors from developing, making, importing, using or commercializing products that are functionally similar to our products. We rely particularly on trade secrets, trademarks, unpatented proprietary expertise and continuing innovation that we seeks to protect, in part, by registering and using marks; and by entering into confidentiality agreements with licensees, suppliers, employees, consultants and other parties—we use this approach to protecting our intellectual property in large part because few of our products are protected by patents. We cannot provide assurance that these agreements will not be breached or circumvented. We also cannot be certain that we will have recourse to adequate remedies in the event of a breach of such agreements. Disputes may arise concerning the ownership of intellectual property or the applicability of confidentiality agreements. We cannot be sure that our trade secrets and proprietary technology will not be independently developed or otherwise become known by our competitors or, if patents are not issued with respect to our internally-developed products, that we will be able to maintain the confidentiality of information relating to these products. In addition, efforts to ensure our intellectual property rights may be costly, time-consuming and/or ultimately unsuccessful. We cannot be sure that we will have the resources to protect our own rights against infringement by third parties.

There are inherent uncertainties involved in estimates, judgments and assumptions used in the preparation of financial statements in accordance with GAAP. Any future changes in estimates, judgments and assumptions used or necessary revisions to prior estimates, judgments or assumptions could lead to a restatement of our results.

The consolidated financial statements included in this prospectus are prepared in accordance with GAAP. This involves making estimates, judgments and assumptions that affect reported amounts of assets (including intangible assets), liabilities, revenues, expenses and income. Estimates, judgments and assumptions are inherently subject to change in the future and any necessary revisions to prior estimates, judgments or assumptions could lead to a restatement. Any such changes could result in corresponding changes to the amounts of assets (including goodwill and other intangible assets), liabilities, revenues, expenses and income.

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results, timely file our periodic reports, maintain our reporting status or prevent fraud.

Our management or our independent registered public accounting firm may identify material weaknesses in our internal control over financial reporting in the future. The existence of internal control material weaknesses may result in current and potential stockholders and alliance and collaboration agreements’ partners losing confidence in our financial reporting, which could harm our business, the market price of our common stock, and our ability to retain our current, or obtain new, alliance and collaboration agreements’ partners.

In addition, the existence of material weaknesses in our internal control over financial reporting may affect our ability to timely file periodic reports under the Exchange Act. An internal control material weakness may develop in the future and affect our ability to timely file our periodic reports. The inability to timely file periodic reports under the Exchange Act could result in the SEC revoking the registration of our common stock, which would prohibit us from listing or having our stock quoted on any public market. This would have an adverse effect on our business and stock price by limiting the publicly available information regarding us and greatly reducing the ability of our stockholders to sell or trade our common stock.

Terrorist attacks and other acts of violence or war may adversely affect our business.

Terrorist attacks at or nearby our facilities may negatively affect our operations. While we do not believe that we are more susceptible to such attacks than other companies, such attacks could directly affect our physical facilities or those of our suppliers or customers and could make the transportation of our products more difficult and more expensive and ultimately affect our sales.

We carry insurance coverage on our facilities of types and in amounts that we believe are in line with coverage customarily obtained by owners of similar properties. We continue to monitor the state of the insurance market in general and the scope and cost of coverage for acts of terrorism in particular, but we cannot anticipate what coverage will be available on commercially reasonable terms in future policy years. Currently, we carry terrorism insurance as part of our property and casualty and business interruption coverage. If we experience a loss that is uninsured or that exceeds policy limits, we could lose the capital invested in the damaged facilities, as well as the anticipated future net sales from those facilities.

The expansion of social media platforms present new risks and challenges, which could cause a material adverse effect on our business, results of operations and financial condition.

The inappropriate use of certain media vehicles could cause brand damage or information leakage or could lead to legal implications from the improper collection and/or dissemination of personally identifiable information. In addition, negative posts or comments about us on any social networking website could seriously damage our reputation. Further, the disclosure of non-public company sensitive information through external media channels could lead to information loss as there might not be structured processes in place to secure and protect information. If our non- public sensitive information is disclosed or if our reputation is seriously damaged through social media, it could have a material adverse effect on our business, results of operations and financial condition.

We may need to raise additional funds in the future which may not be available on acceptable terms or at all.

We may consider issuing additional debt or equity securities in the future to fund potential acquisitions or investments, to refinance existing debt, or for general corporate purposes. If we issue equity, convertible preferred equity or convertible debt securities to raise additional funds, New Amneal Stockholders may experience dilution, and the new equity or debt securities may have rights, preferences and privileges senior to those of New Amneal Stockholders. If we incur additional debt, we may increase our leverage relative to our earnings or to our equity capitalization, requiring us to pay additional interest expenses and potentially lowering New Amneal’s credit ratings. We may not be able to market such issuances on favorable terms, or at all, in which case, we may not be able to develop or enhance our products, execute our business plan, take advantage of future opportunities, or respond to competitive pressures or unanticipated customer requirements.

The terms of our credit agreements will restrict our operations, particularly our ability to respond to changes or to take certain actions.

Our credit agreements will contain a number of restrictive covenants that impose operating and financial restrictions on us and may limit our ability to engage in acts that may be in our long-term best interest, including restrictions on the ability to:

•	incur additional indebtedness;

•	pay dividends or make other distributions or repurchase or redeem capital stock;

•	prepay, redeem or repurchase certain debt;

•	make loans and investments;

•	sell assets;

•	incur liens;

•	enter into transactions with affiliates;

•	alter the businesses conducted by us;

•	enter into agreements restricting subsidiaries’ ability to pay dividends; and

•	consolidate, merge or sell all or substantially all of our assets.

A breach of the covenants under such credit agreements could result in an event of default under the applicable indebtedness. Such a default may allow the creditors to accelerate the related debt and may result in the acceleration of any other debt to which a cross-acceleration or cross-default provision applies which could have a material adverse effect on our business, operations and financial results. Furthermore, if we were unable to repay the amounts due and payable under our credit agreements, those lenders could proceed against the collateral granted to them to secure that indebtedness which could force us into bankruptcy or liquidation. In the event our lenders accelerated the repayment of the borrowings, we and our subsidiaries may not have sufficient assets to repay that indebtedness. Any acceleration of amounts due under the credit agreements would likely have a material adverse effect on us. As a result of these restrictions, we may be:

•	limited in how we conduct business;

•	unable to raise additional debt or equity financing to operate during general economic or business downturns; or

•	unable to compete effectively or to take advantage of new business opportunities.

These restrictions may affect our ability to grow in accordance with our strategy.

We may not be able to generate sufficient cash to service all of our indebtedness and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

Our ability to make scheduled payments on or refinance our debt obligations depends on our financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory and other factors which may be beyond our control. We may be unable to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness. Following the Combination, we expect to have approximately $2.7 billion of indebtedness, with an annual interest expense of approximately $138 million to $149 million and an annual debt amortization of approximately $27 million.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance our indebtedness. We may not be able to affect any such alternative measures on commercially reasonable terms or at all and, even if successful, those alternative actions may not allow us to meet our scheduled debt service obligations. Our credit agreements restrict our ability to dispose of assets and use the proceeds from those dispositions and also restrict our ability to raise debt or equity capital to be used to repay other indebtedness when it becomes due. We may not be able to consummate those dispositions or obtain proceeds in an amount sufficient to meet any debt service obligations when due.

Our inability to generate sufficient cash flows to satisfy our debt obligations, or to refinance our indebtedness on commercially reasonable terms or at all, would materially and adversely affect our financial position and results of operations and our ability to satisfy our obligations, including our indebtedness.

If we cannot make scheduled payments on our debt, we will be in default and, as a result:

•	our debt holders could declare all outstanding principal and interest to be due and payable;

•	the lenders under our credit agreements could terminate their commitments to lend us money; and

•	we could be forced into bankruptcy or liquidation.

Risks Related to Our Class A Common Stock and This Offering

New Amneal is a holding company with nominal net worth and depends on dividends and distributions from its subsidiaries to pay any dividends.

New Amneal is a holding company with nominal net worth and will not have any material assets or conduct any business operations other than its investments in its subsidiaries. New Amneal’s business operations are conducted primarily out of its direct operating subsidiary, Amneal, and its subsidiaries. As a result, notwithstanding any restrictions on payment of dividends under New Amneal’s existing indebtedness, New Amneal’s ability to pay dividends, if any, is dependent upon cash dividends and distributions or other transfers from its subsidiaries, including from Amneal.

The Class A common stock price is expected to be volatile, and the market price of Class A common stock may decline.

The market price of Class A common stock could be subject to significant fluctuations. Market prices for securities of pharmaceutical, biotechnology, and other life sciences companies have historically been particularly volatile. Some of the factors that may cause the market price of Class A common stock to fluctuate include:

•	the ability of New Amneal to obtain regulatory approvals for product candidates, and delays or failures to obtain such approvals;

•	the failure of any of New Amneal’s product candidates, if approved for marketing and commercialization, to achieve commercial success;

•	issues in manufacturing New Amneal’s approved products or product candidates;

•	the entry into, or termination of, key agreements, including key licensing or collaboration agreements;

•	the initiation of material developments in, or conclusion of, litigation to enforce or defend any of New Amneal’s intellectual property rights or defend against the intellectual property rights of others;

•	announcements by commercial partners or competitors of new commercial products, clinical progress (or the lack thereof), significant contracts, commercial relationships, or capital commitments;

•	adverse publicity relating to New Amneal’s markets, including with respect to other products and potential products in such markets;

•	the introduction of technological innovations or new therapies competing with potential products of New Amneal;

•	the loss of talented employees;

•	changes in estimates or recommendations by securities analysts, if any, who cover the Class A common stock;

•	general and industry-specific economic conditions potentially affecting New Amneal’s research and development expenditures;

•	changes in the structure of health care payment systems;

•	period-to-period fluctuations in New Amneal’s financial results;

•	failure to meet or exceed financial and development projections New Amneal may provide to the public;

•	failure to meet or exceed the financial and development projections of the investment community;

•	the perception of the pharmaceutical industry by the public, legislators, regulators, and the investment community;

•	adverse regulatory decisions;

•	disputes or other developments relating to proprietary rights, including patents, litigation matters, and New Amneal’s ability to obtain patent protection for its technologies;

•	sales of the Class A common stock by New Amneal or its stockholders in the future;

•	trading volume of the Class A common stock; and

•	period-to-period fluctuations in New Amneal’s financial results.

Moreover, the stock markets in general have experienced substantial volatility that has often been unrelated to the operating performance of individual companies or the biotechnology sector. These broad market fluctuations may also adversely affect the trading price of the New Amneal’s Class A common stock.

In the past, following periods of volatility in the market price of a company’s securities, stockholders have often instituted class action securities litigation against those companies. Such litigation, if instituted, could result in substantial costs and diversion of management’s attention and resources, which could significantly harm New Amneal’s profitability and reputation.

Future sales of shares by stockholders could cause the Class A common stock price to decline.

If New Amneal Stockholders sell, or indicate an intention to sell, substantial amounts of Class A common stock in the public market after the Lock-up Period and other legal restrictions on resale discussed in this prospectus lapse, the trading price of Class A common stock could decline. Based on Impax Shares outstanding as of November 16, 2017 (inclusive of all Impax Shares issuable pursuant to the exercise of Impax options), upon completion of the Combination and the PIPE Investment and this offering, New Amneal is expected to have outstanding a total of approximately 302,317,780 shares of Class A common stock (inclusive of the diluted effect of stock options using Black Scholes Valuation).

The Stockholders Agreement includes certain lock-up provisions limiting the ability of the Amneal Group Members to transfer New Amneal Shares held by such members for a period of 180 days from the Closing of the Combination. Based on Impax Shares outstanding as of November 16, 2017, following the consummation of the PIPE Investment and upon the expiration of the lock-up restrictions, approximately 179,889,019 shares of Class A common stock subject to Amneal Common Units held by Amneal Group Members will become eligible for sale or transfer (subject to certain continuing restrictions), but will be subject to volume limitations under Rule 144 under the Securities Act. If these additional shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of the Class A common stock could decline.

If the ownership of the Class A common stock is highly concentrated, it may prevent you and other stockholders from influencing significant corporate decisions and may result in conflicts of interest that could cause the Class A common stock’s stock price to decline.

Executive officers and directors of New Amneal, and affiliates of executive officers and directors of New Amneal, beneficially own or control approximately 60% of the outstanding shares of New Amneal Shares. Accordingly, these executive officers, directors, and their affiliates, acting as a group, have substantial influence over the outcome of corporate actions requiring stockholder approval, including the election of directors, any merger, consolidation, or sale of all or substantially all of New Amneal’s assets or any other significant corporate transactions. These stockholders may also delay or prevent a change of control of New Amneal, even if such a change of control would benefit the other New Amneal Stockholders. The significant concentration of stock ownership may adversely affect the trading price of Class A common stock due to investors’ perception that conflicts of interest may exist or arise.

New Amneal is controlled by the Existing Amneal Members. The interests of the Existing Amneal Members may differ from the interests of other stockholders of New Amneal.

The Existing Amneal Members possess 60% of the voting power of all outstanding New Amneal Shares (after giving effect to the PIPE Investment).

Through its ownership of a majority of New Amneal’s voting power and the provisions set forth in the New Amneal Charter, the New Amneal Bylaws and the Stockholders Agreement, the Existing Amneal Members have the ability to designate and elect a majority of the New Amneal Board. The Existing Amneal Members have control over all matters submitted to New Amneal Stockholders for approval, including changes in capital structure, transactions requiring stockholder approval under Delaware law and corporate governance, subject to the terms of the Stockholders Agreement relating to the Existing Amneal Members’ agreement to vote in favor of Non-Amneal Directors and such other matters that are described in more detail in the section entitled “Certain Related Parties and Related Party Transactions—Stockholders Agreement.” The Existing Amneal Members may have different interests than other New Amneal Stockholders and may make decisions adverse to your interests.

Among other things, the Existing Amneal Members’ control could delay, defer, or prevent a sale of New Amneal that the company’s other stockholders support, or, conversely, this control could result in the consummation of such a transaction that other New Amneal Stockholders do not support. This concentrated control could discourage a potential investor from seeking to acquire Class A common stock and, as a result, might harm the market price of that Class A common stock.

The New Amneal Charter provides that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for substantially all disputes between New Amneal and its stockholders, which could limit New Amneal Stockholders’ ability to obtain a favorable judicial forum for disputes with New Amneal or its current or former directors, officers or employees.

The New Amneal Charter provides that unless New Amneal consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if such court does not have jurisdiction, the Superior Court of the State of Delaware or the federal district court for the District of Delaware) will be the sole and exclusive forum for any derivative action or proceeding brought on behalf of New Amneal, any action asserting a claim of breach of fiduciary duty owed by any current or former director or officer of New Amneal to New Amneal or its stockholders, any action asserting a claim arising pursuant to any provision of the DGCL, the New Amneal Charter or the New Amneal Bylaws or any action asserting a claim governed by the internal affairs doctrine. The choice of forum provision may limit a New Amneal Stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with New Amneal or its current or former directors, officers or other employees, which may discourage such lawsuits against New Amneal and its current or former directors, officers and other employees. Alternatively, if a court were to find the choice of forum provision contained in the New Amneal Charter to be inapplicable or unenforceable in an action, New Amneal may incur additional costs associated with resolving such action in other jurisdictions, which could harm its business, results of operations, and financial condition.

An active trading market for the Class A common stock may not develop and New Amneal Stockholders may not be able to resell their shares of Class A common stock for a profit, if at all.

An active trading market for Class A common stock may never develop or be sustained. If an active market for Class A common stock does not develop or is not sustained, it may be difficult for its stockholders to sell their shares at an attractive price or at all.

Anti-takeover provisions under Delaware law could make an acquisition of New Amneal more difficult and may prevent attempts by New Amneal’s stockholders to replace or remove New Amneal’s management.

Because New Amneal is incorporated in Delaware, it is governed by the provisions of Section 203 of the DGCL, which prohibits stockholders owning in excess of 15% of the outstanding voting stock of New Amneal from merging or combining with the New Amneal. Although Impax and Amneal believe these provisions collectively will provide for an opportunity to receive higher bids by requiring potential acquirers to negotiate with New Amneal’s board of directors, they would apply even if the offer may be considered beneficial by some stockholders. In addition, these provisions may frustrate or prevent any attempts by the New Amneal’s stockholders to replace or remove then current management by making it more difficult for stockholders to replace members of the board of directors, which is responsible for appointing the members of management.

We do not anticipate that New Amneal will pay any cash dividends in the foreseeable future.

The current expectation is New Amneal will retain its future earnings to fund the development and growth of New Amneal’s business. As a result, capital appreciation, if any, of the Class A common stock will be your sole source of gain, if any, for the foreseeable future.

If New Amneal fails to maintain proper and effective internal controls, New Amneal’s ability to produce accurate and timely financial statements could be impaired, which could harm its operating results, its ability to operate its business and investors’ views of New Amneal.

New Amneal is required to comply with Section 404 of the Sarbanes-Oxley Act. Section 404 of the Sarbanes-Oxley Act requires public companies to conduct an annual review and evaluation of their internal controls and attestations of the effectiveness of internal controls by independent auditors. Ensuring that New Amneal has adequate internal financial and accounting controls and procedures in place so that it can produce accurate financial statements on a timely basis is a costly and time-consuming effort that will need to be evaluated frequently. New Amneal’s failure to maintain the effectiveness of its internal controls in accordance with the requirements of the Sarbanes-Oxley Act could have a material adverse effect on its business. New Amneal could lose investor confidence in the accuracy and completeness of its financial reports, which could have an adverse effect on the price of its common stock. In addition, if New Amneal’s efforts to comply with new or changed laws, regulations, and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, regulatory authorities may initiate legal proceedings against New Amneal and its business may be harmed.

If securities or industry analysts do not publish, or cease publishing, research or reports about New Amneal, its business or its market, or if they change their recommendations regarding the Class A common stock adversely, the Class A common stock price and trading volume could decline.

If a trading market for Class A common stock develops, the trading market for Class A common stock will be influenced by whether industry or securities analysts publish research and reports about New Amneal, its business, its market or its competitors and, if any analysts do publish such reports, what they publish in those reports. New Amneal may not obtain analyst coverage in the future. Any analysts that do cover New Amneal may make adverse recommendations regarding the Class A common stock, adversely change their recommendations from time to time, and/or provide more favorable relative recommendations about New Amneal’s competitors. If any analyst who may cover New Amneal in the future were to cease coverage of New Amneal or fail to regularly publish reports on New Amneal, or if analysts fail to cover New Amneal or publish reports about New Amneal at all, New Amneal could lose, or never gain, visibility in the financial markets, which in turn could cause the stock price or trading volume of the Class A common stock to decline.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts contained in this prospectus are forward-looking statements. In some cases, you can identify forward-looking statements by words such as “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” “target,” “will,” “would,” or the negative of these words or other comparable terminology. These forward-looking statements include, but are not limited to, statements about: (i) the ability of Impax and Amneal to integrate their businesses successfully and to achieve anticipated synergies, (ii) the possibility that other anticipated benefits of the Combination will not be realized, including without limitation, anticipated revenues, expenses, earnings and other financial results, and growth and expansion of New Amneal’s operations, and the anticipated tax treatment, (iii) possible disruptions from the Combination that could harm Impax’s and/or Amneal’s business, including current plans and operations, (iv) the ability of Impax or Amneal to retain, attract and hire talented personnel, (v) potential adverse reactions or changes to relationships with clients, employees, suppliers or other parties resulting from the announcement or completion of the combination, (vi) potential business uncertainty, including changes to existing business relationships, during the pendency of the Combination that could affect Impax’s or Amneal’s financial performance, (vii) certain restrictions during the pendency of the Combination that may impact Impax’s or Amneal’s ability to pursue certain business opportunities or strategic combination, (viii) continued availability of capital and financing and rating agency actions, (ix) legislative, regulatory and economic developments (including the impact of changes in the tax code as a result of recent federal tax legislation and uncertainty as to how some of those changes may be applied), (x) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors, and (xi) such other factors as are set forth in this prospectus under the heading “Risk Factors.” Any forward-looking statements in this prospectus reflect our current views with respect to future events or to our future financial performance and involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. Important factors that may cause actual results to differ materially from current expectations include, among other things, those listed under “Risk Factors” and elsewhere in this prospectus. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Except as required by law, we assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future.

This prospectus also contains estimates, projections and other information concerning our industry, our business, and the markets in which we operate. Information that is based on estimates, forecasts, projections, market research or similar methodologies is inherently subject to uncertainties and actual events or circumstances may differ materially from events and circumstances reflected in this information. Unless otherwise expressly stated, we obtained this industry, business, market and other data from reports, research surveys, studies and similar data prepared by market research firms and other third parties, industry, medical and general publications, government data and similar sources.

THE COMBINATION

On                     , 2018, pursuant to the BCA, among other things: (i) the Impax Merger was effected; (ii) each Impax Share outstanding immediately prior to the Impax Merger Effective Time, other than Cancelled Shares, was converted into the right to receive one share of Class A common stock; (iii) Impax converted to a Delaware limited liability company named Impax Laboratories, LLC; (iv) Holdco contributed all of the equity interests of Impax to Amneal in exchange for certain equity interests of Amneal; (v) New Amneal issued shares of Class B common stock to the Existing Amneal Members; and (vi) New Amneal became the managing member of Amneal.

Immediately following the Closing: (i) (A) Existing Amneal Members held 100% of the Class B common stock, which represented approximately 75% of the voting power of the outstanding New Amneal Shares, and (B) Impax Stockholders immediately prior to the Closing held 100% of the Class A common stock, which represented approximately 25% of the voting power of the New Amneal Shares; (ii) (A) the Existing Amneal Members held approximately 75% of the Amneal Common Units and (B) Impax Stockholders indirectly, through their ownership in New Amneal, held approximately 25% of the Amneal Common Units; and (iii) the Amneal Common Units were exchangeable on a one-to-one basis for Class A common stock or Class B-1 common stock. The rights (including voting rights) of Class A common stock and Class B common stock are identical, except that Class B common stock has no economic rights and the rights of Class A common stock and Class B-1 common stock are identical, except that Class B-1 common stock has no voting rights (other than to elect the Class B-1 Director).

Following the Closing and the closing of the PIPE Investment, the Existing Amneal Members held approximately 60% of the voting power of the outstanding New Amneal Shares, and the PIPE Investors held approximately 15% of the voting power of the outstanding New Amneal Shares.

USE OF PROCEEDS

We will not receive any cash proceeds from the offer and sale from time to time by the selling stockholders of any of the shares of Class A common stock that have been registered pursuant to this prospectus. The selling stockholders will receive all of the net proceeds from any such offer and sale.

PRICE RANGE OF CLASS A COMMON STOCK

Our Class A common stock began trading on NYSE under the symbol “AMRX” on                , 2018. Prior to that time, there was no public market for our Class A common stock. The following table sets forth the high and low sale prices per share of our Class A common stock and of Impax’s common stock, which is equivalent in value to our shares of Class A common stock to be issued upon the consummation of the Combination, as reported on NASDAQ, for the periods indicated.

	High		Low
New Amneal
Year Ended December 31, 2018
First quarter (through , 2018)	$		$
Impax
Year Ended December 31, 2015
First quarter		$47.30		$30.20
Second quarter		$51.31		$44.44
Third quarter		$50.32		$33.27
Fourth quarter		$44.76		$34.53
Year Ended December 31, 2016
First quarter		$42.65		$30.73
Second quarter		$36.40		$28.01
Third quarter		$31.62		$21.72
Fourth quarter		$24.23		$12.75
Year Ended December 31, 2017
First quarter		$14.80		$8.00
Second quarter		$17.65		$12.15
Third quarter		$23.80		$15.10
Fourth quarter		$21.80		$15.85
Year Ended December 31, 2018
First quarter (through March 5, 2018)		$21.55		$16.58

On March 5, 2018, the last reported sale price of Impax’s common stock on NASDAQ was $19.20 per share. As of the date of this prospectus, we had approximately                holders of record of our Class A common stock. The actual number of stockholders is greater than this number of record holders and includes stockholders who are beneficial owners but whose shares are held in street name by brokers and other nominees. This number of holders of record also does not include beneficial owners whose shares may be held in trust by other entities.

DIVIDEND POLICY

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings, if any, to fund the development and expansion of our business and we do not anticipate paying any cash dividends in the foreseeable future. In addition, pursuant to our credit facilities, we are restricted from paying cash dividends. Moreover, the terms of any future debt agreements may preclude us from paying dividends. Any future determination to pay dividends will be made at the discretion of our board of directors and will depend on various factors, including applicable laws, our results of operations, financial condition, future prospects and any other factors deemed relevant by our board of directors. Investors should not purchase our Class A common stock with the expectation of receiving cash dividend.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION OF AMNEAL

The selected historical consolidated financial data of Amneal for each of the years ended December 31, 2017, 2016, and 2015, and as of December 31, 2017 and 2016 have been derived from Amneal’s audited consolidated financial statements and related notes, which are included in the section entitled “Index to Amneal Pharmaceuticals LLC and Subsidiaries Consolidated Financial Statements” included in this prospectus. The selected historical consolidated financial data for the year ended December 31, 2014 and as of December 31, 2015 have been derived from Amneal’s audited consolidated financial statements, which have not been included in this prospectus. The selected historical consolidated financial data for the year ended December 31, 2013 and as of December 31, 2014 and 2013 have been derived from the audited consolidated financial statements and related notes of Amneal’s immediate parent, Amneal Pharmaceuticals Holding Company, LLC (“APHC”), as adjusted to exclude the immaterial activities of APHC. These financial statements have not been included in this prospectus. The information set forth below is only a summary and is not necessarily indicative of the results of future operations of Amneal or New Amneal, and you should read the following information together with Amneal’s audited consolidated financial statements, the related notes and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Amneal” included in this prospectus.

	Years Ended December 31,
(In thousands)	2017	2016	2015	2014	2013
Statements of Income Data:
Net revenue	$1,033,654	$1,018,225	$866,280	$785,263	$531,126
Research and development and intellectual property legal development expenses	178,068	193,865	153,713	118,539	73,606
Total operating expenses	281,075	312,610	265,525	229,847	132,287
Operating profit	245,103	284,881	236,158	218,575	100,815
Net income attributable to Amneal Pharmaceuticals LLC and Subsidiaries	167,648	207,378	169,451	176,928	91,776

	As of December 31,
(In thousands)	2017	2016	2015	2014	2013
Balance Sheet Data:
Cash and cash equivalents	$74,166	$27,367	$61,087	$117,522	$81,885
Working capital	475,050	501,041	365,454	325,989	207,501
Total assets	1,341,889	1,218,817	1,014,093	829,983	592,289
Long-term debt, net	1,355,274	1,119,268	911,043	711,914	424,902
Long-term portion of financing obligations	39,987	40,298	40,578	17,310	16,237
Total liabilities	1,717,471	1,394,762	1,200,966	927,670	616,375
Total members’ (deficit) equity	(375,582)	(175,945)	(186,873)	(97,686)	(24,086)

SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION OF IMPAX

The selected historical consolidated financial data of Impax for each of the years ended December 31, 2017, 2016, and 2015, and as of December 31, 2017 and 2016 have been derived from Impax’s audited consolidated financial statements and related notes, which are included in this prospectus. The selected historical consolidated financial data for the years ended December 31, 2014 and 2013 and as of December 31, 2015, 2014, and 2013 have been derived from Impax’s audited consolidated financial statements, which have not been included in this prospectus. The information set forth below is a summary and not necessarily indicative of future results and should be read together with the other information contained in this prospectus, including the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Impax.”

	Years Ended December 31,
(In thousands, except per share data)	2017	2016	2015	2014	2013
Statements of Operations Data:
Total revenues, net	$775,787	$824,429	$860,469	$596,049	$511,502
Research and development	80,847	80,466	70,622	78,642	68,854
Total operating expenses	546,491	343,080	282,836	223,837	205,687
(Loss) income from operations	(402,692)	(494,182)	69,568	88,816	(6,387)
Net (loss) income	(469,287)	(472,031)	38,997	57,353	101,259
Net (loss) income per share—Basic	$(6.53)	$(6.63)	$0.56	$0.84	$1.51
Net (loss) income per share—Diluted	$(6.53)	$(6.63)	$0.54	$0.81	$1.47

	As of December 31,
(In thousands)	2017	2016	2015	2014	2013
Balance Sheet Data:
Cash, cash equivalents and short-term investments	$181,778	$180,133	$340,351	$414,856	$413,133
Working capital	341,317	309,817	495,312	516,927	505,852
Total assets	1,351,300	1,823,018	1,922,487	1,079,197	996,923
Long-term debt	769,524	813,545	424,595	—	—
Total liabilities	1,164,099	1,199,044	860,078	191,320	186,720
(Accumulated deficit) retained earnings	(372,445)	98,192	570,223	531,226	473,873
Total stockholders’ equity	187,201	623,974	1,062,409	887,877	810,203

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

This unaudited pro forma condensed combined financial information and explanatory notes of New Amneal present how the consolidated financial statements of New Amneal may have appeared had the Transactions (as defined below) and PIPE Investment occurred at earlier dates. The unaudited pro forma condensed combined statement of operations for year ended December 31, 2017 combines the historical consolidated statement of operations of Impax and the historical consolidated statement of income of Amneal, giving effect to the Transactions and PIPE Investment as if Closing had occurred on January 1, 2017. The unaudited pro forma condensed combined balance sheet combines the historical consolidated balance sheets of Impax and Amneal as of December 31, 2017, giving effect to the Transactions and PIPE Investment as if Closing had occurred on December 31, 2017. See “Note 1. Description of the Transactions” herein for additional information on the Transactions and the PIPE Investment.

The following unaudited pro forma condensed combined financial statements of New Amneal present the combination of the historical financial information of Impax and Amneal adjusted to give effect to the Transactions and PIPE Investment, including the impacts of the following:

•	the effects caused by the PIPE Investment on (1) the Tax Receivable Agreement entered into with the Existing Amneal Members, which provides for the payment by New Amneal to the Existing Amneal Members of 85% of the amount of the cash savings, if any, in U.S. federal and state income tax that New Amneal is deemed to realize as a result of (i) certain tax attributes that are created as a result of the redemption of Amneal Common Units for shares of Class A common stock or, in the case of the PIPE Investment, Class B-1 common stock, (ii) certain other tax attributes acquired from the acquisitions of Amneal Common Units and (iii) tax benefits attributable to payments made under the Tax Receivable Agreement (including imputed interest). If and when New Amneal subsequently realizes a related tax benefit, it will distribute the amount of any such tax benefit to the relevant Existing Amneal Members in respect of their contribution;

•	adjustments to the provision for income taxes and deferred income taxes reflecting the ownership of Amneal by New Amneal; and

•	the allocation of net income (loss) between non-controlling interests and New Amneal based on New Amneal’s 40% ownership of Amneal following the consummation of the Transactions and the PIPE Investment.

The unaudited pro forma condensed combined financial information is presented for informational purposes only and does not purport to represent what the results of operations or financial condition would have been had the Transactions and PIPE Investment actually occurred on the dates indicated, nor do they purport to project the results of operations or financial condition for any future period or as of any future date.

The accompanying unaudited pro forma condensed combined financial statements of New Amneal have been prepared in accordance with Article 11 of SEC Regulation S-X. The Combination is considered a business combination and therefore will be accounted for under the acquisition method of accounting in accordance with ASC 805. Although Impax is considered the legal acquirer of Amneal, for accounting purposes, Amneal is considered to be acquiring Impax in the Combination. Consequently, this transaction will be accounted for as a reverse acquisition.

Amneal was determined to be the accounting acquirer based upon the terms of the BCA and other factors including:

•

immediately after the Combination, Impax Stockholders immediately prior to the effective time of the Combination are expected to own approximately 25.0% of the aggregate number of New Amneal Shares, and Existing Amneal Members are expected to own approximately 75.0% of the aggregate number of New Amneal Shares, in each case calculated on a fully diluted basis for New Amneal and on an as converted to Class A common stock basis; and

•	directors appointed by Amneal will hold a majority of board seats of New Amneal.

Under the acquisition method of accounting for purposes of these unaudited pro forma condensed combined financial statements, management of Impax and Amneal have determined a preliminary estimated purchase price, calculated as described in “Note 3. Estimated Purchase Price and Preliminary Purchase Price Allocation” to these unaudited pro forma condensed combined financial statements. The Impax assets acquired and liabilities assumed in connection with the Combination are recorded at their estimated acquisition date fair values. A final determination of these estimated fair values will be based on the actual net assets of Impax that exist as of the date of Closing. Differences between these preliminary estimates and the final acquisition accounting may occur and these differences could be material.

The historical combined financial information has been adjusted to give effect to pro forma events that are (1) directly attributable to the Transactions and the PIPE Investment, (2) factually supportable, and (3) with respect to the statement of operations, expected to have a continuing impact on the combined results. The unaudited pro forma condensed combined financial statements should be read in conjunction with the accompanying notes to the unaudited pro forma condensed combined financial statements. In addition, the unaudited pro forma condensed combined financial statements were based on and should be read in conjunction with:

•	the audited consolidated financial statements of Amneal as of December 31, 2017 and December 31, 2016 and for each of the three years in the period ended December 31, 2017 and the related notes, which are included elsewhere in this prospectus;

•	the audited consolidated financial statements of Impax as of December 31, 2017 and December 31, 2016 and for each of the three years in the period ended December 31, 2017 and the related notes, which are included elsewhere in this prospectus.

The unaudited pro forma condensed combined financial statements do not reflect the costs of any integration activities or benefits that may result from realization of future cost savings from operating efficiencies or revenue synergies that may result from the Transactions.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET AS OF DECEMBER 31, 2017

(in thousands)

	Historical Amneal	Historical Impax	Combination adjustments		Financing & other adjustments		Non-controlling interest adjustments	PIPE Investment adjustments		Pro forma
	(Note 4)	(Note 4)	(Note 5)		(Note 6)		(Note 7)	(Note 8)
Assets
Current assets:
Cash and cash equivalents	$74,166	$181,778	$(956,877	)(a)	$964,746	(a)	$—	$(20,650	)(e)	$243,163
Restricted cash	3,756	—	—		—		—	—		3,756
Trade accounts receivable—net	351,367	233,228	—		—		—	—		584,595
Inventories	284,038	158,471	16,029	(b)	—		—	—		458,538
Prepaid expenses and other current assets	42,396	82,287	(1,540	)(h)	—		—	—		123,143
Assets held for sale	—	32,266	—		—		—	—		32,266
Related party receivables	16,210	—	—		—		—	—		16,210

Total current assets	771,933	688,030	(942,388)		964,746		—	(20,650)		1,461,671

Property, plant and equipment—net	486,758	124,813	—		—		—	—		611,571
Goodwill	26,444	207,329	109,723	(d)	—		—	—		343,496
Intangible assets—net	44,599	262,467	1,398,733	(c)	—		—	—		1,705,799
Deferred income taxes—net	898	—	429	(f)	79,431	(e)	—	239,443	(a,d)	320,201
Other assets	11,257	61,136	(856	)(e)	1,925	(d)	—	—		73,462

Total assets	$1,341,889	$1,343,775	$565,641		$1,046,102		$—	$218,793		$4,516,200

Liabilities and Shareholders’ (Deficit) Equity
Current liabilities:
Accounts payable	$70,013	$81,093	$—		$—		$—	$—		$151,106
Current portion of debt and capital lease obligations—net	89,267	17,848	(17,848	)(i)	(62,171	)(b)	—	—		27,096
Accrued expenses and other current liabilities	124,981	240,602	(651	)(g)	(982	)(c)	—	—		363,950
Liabilities held for sale	—	7,170	—		—		—	—		7,170
Related party payables	12,622	—	—		—		—	—		12,622

Total current liabilities	296,883	346,713	(18,499)		(63,153)		—	—		561,944

Long-term debt and capital lease obligations—net	1,356,099	769,524	(769,524	)(i)	1,258,563	(b)	—	—		2,614,662
Deferred income taxes	2,491	3,226	(3,226	)(f)	—		—	—		2,491
Other long-term liabilities	46,955	37,111	—		—		—	214,671	(a)	298,737
Related party payables—long-term	15,043	—	—		—		—	—		15,043

Total liabilities	1,717,471	1,156,574	(791,249)		1,195,410		—	214,671		3,492,877

Shareholders’ (Deficit) Equity
Members’ equity	2,716	—	—		(2,716	)(g)	—	—		—
Preferred stock	—	—	—		—		—	—		—
Impax common stock	—	742	(742	)(j)	—		—	—		—
Class A common stock	—	—	735	(j)	—		—	427	(b)	1,162
Class B-1 common stock	—	—	—		—		—	41	(b)	41
Class B common stock	—	—	—		2,256	(g)	—	(468	)(b)	1,788
Treasury stock	—	(2,157)	2,157	(j)	—		—	—		—
Additional paid in capital	8,562	559,632	1,014,950	(j)	(140,133	)(g)	(710,876)	291,630	(c,d,e)	1,023,765
Accumulated other comprehensive (loss) income	(14,232)	1,429	(1,429	)(j)	—		—	—		(14,232)
(Accumulated deficit) retained earnings	(382,785)	(372,445)	341,219	(j)	(8,715	)(g)	—	—		(422,726)

Total New Amneal shareholders’ (deficit) equity	(385,739)	187,201	1,356,890		(149,308)		(710,876)	291,630		589,798

Non-controlling interests	10,157	—	—		—		710,876	(287,508	)(c)	433,525

Total shareholders’ (deficit) equity	(375,582)	187,201	1,356,890		(149,308)		—	4,122		1,023,323

Total liabilities and shareholders’ (deficit) equity	$1,341,889	$1,343,775	$565,641		$1,046,102		$—	$218,793		$4,516,200

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2017

(in thousands except share and per share amounts)

	Historical Amneal	Historical Impax	Combination adjustments		Financing & other adjustments		Non-controlling interest adjustments	PIPE Investment adjustments		Pro forma
		(Note 4)	(Note 5)		(Note 6)		(Note 7)	(Note 8)
Net revenue	$1,033,654	$775,787	$—		$—		$—	$—		$1,809,441
Cost of goods sold	480,033	432,464	—		—		—	—		912,497
Depreciation and amortization	27,443	102,659	31,116	(c)	—		—	—		161,218
Cost of goods sold impairment charges	—	96,865	—		—		—	—		96,865

Gross profit	526,178	143,799	(31,116)		—		—	—		638,861

Selling, general and administrative	113,826	212,664	(20,774	)(m)	—		—	—		305,716
Research and development	157,550	77,663	—		—		—	—		235,213
In-process research and development impairment charges	—	192,809	—		—		—	—		192,809
Legal settlement gain	(21,467)	—	—		—		—	—		(21,467)
Fixed asset impairment charge	—	82,508	—		—		—	—		82,508
Change in fair value of contingent consideration	—	(31,048)	—		—		—	—		(31,048)
Development contract settlement	(7,845)	—	—		—		—	—		(7,845)
Other operating expenses	39,011	11,895	—		—		—	—		50,906

Operating profit (loss)	245,103	(402,692)	(10,342)		—		—	—		(167,931)

Other expense:
Interest expense, net	(73,640)	(54,627)	53,412	(l)	(77,809	)(h)	—	—		(152,664)
Foreign exchange gain	29,092	—	—		—		—	—		29,092
Loss on sale of certain international businesses	(29,232)	—	—		—		—	—		(29,232)
Gain on sale of intangible assets	—	17,236	—		—		—	—		17,236
Other expense, net	—	(10,878)	—		—		—	—		(10,878)

Total other expense, net	(73,780)	(48,269)	53,412		(77,809)		—	—		(146,446)

Income (loss) before income tax	171,323	(450,961)	43,070		(77,809)		—	—		(314,377)
Income tax provision	1,998	18,326	(9,897	)(k)	6,523	(f)	—	10,801	(d)	27,751

Net income (loss)	169,325	(469,287)	52,967		(84,332)		—	(10,801)		(342,128)

Net income (loss) attributable to non-controlling interests	1,677	—	—		—		(237,512)	48,886	(c)	(186,949)

Net income(loss) attributable to New Amneal	$167,648	$(469,287)	$52,967		$(84,332)		$237,512	$(59,687)		$(155,179)

Net loss per common share (Note 9):
Basic		$(6.53)								$(1.29)

Diluted		$(6.53)								$(1.29)

Weighted-average common shares outstanding (Note 9):
Basic		71,856,950								120,366,394

Diluted		71,856,950								120,366,394

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE TRANSACTIONS

Pursuant to the terms of the BCA, Impax and Amneal intend to combine the generics and specialty pharmaceutical business of Impax with the generic drug development and manufacturing business of Amneal in a transaction that represents an opportunity to create a new generics company, New Amneal through the Combination. The Combination includes: (i) the Impax Merger, upon the completion of which each outstanding Impax Share (other than Cancelled Shares), will be converted into the right to receive one share of Class A common stock, (ii) the conversion of Impax to a Delaware limited liability company to be named Impax Laboratories, LLC, (iii) the contribution by Holdco of all of the equity interests of Impax to Amneal in exchange for certain equity interests of Amneal, (iv) the recapitalization of Amneal pursuant to which the Existing Amneal Members will receive a single class of limited liability company interests in Amneal, and (v) the issuance by New Amneal of shares of Class B common stock to the Existing Amneal Members. As a result of the Combination, Impax Stockholders immediately prior to Closing will collectively hold approximately 25.0%, and Existing Amneal Members will hold approximately 75.0%, of the voting and economic interests in the combined businesses of Impax and Amneal under New Amneal.

In order to finance the Combination, Amneal intends to consummate the following transactions (collectively, the “Financing”, and together with the Combination, the “Transactions”): (i) borrowing of $2,700.0 million in aggregate principal amount of new senior secured term loans (the “New Term Facility,”), (ii) entry into a new senior secured asset based revolving credit facility with borrowing capacity of up to $500.0 million (the “New ABL Facility”) under which no amounts are expected to be drawn and outstanding upon Closing, and (iii) use the proceeds of the initial borrowings under the New Term Facility, as well as cash on hand, to finance the repayment of both companies’ historical outstanding debt obligations.

Immediately upon the consummation of the Transactions, the Existing Amneal Members will own a majority interest in New Amneal with an effective voting interest of approximately 75.0% on a fully diluted and as converted basis through their ownership of Class B common stock. The Existing Amneal Members will also hold a corresponding number of Amneal Common Units, which entitle them to approximately 75.0% of the economic interests in the combined businesses of Impax and Amneal. New Amneal will own an interest in Amneal of approximately 25.0% and will be its managing member. As a result, New Amneal will consolidate the financial results of Amneal and will report a non-controlling interest related to the Amneal Common Units held by the Existing Amneal Members in the consolidated financial statements. Upon the consummation of the Transactions, the Amneal Common Units will become redeemable at the option of the holder for shares of Class A common stock or, in the case of the PIPE Investment, Class B-1 common stock on a one-for-one basis or, at New Amneal’s election, their per-share cash equivalent.

In connection with the Transactions, the Existing Amneal Members have entered into definitive Share Purchase Agreements with select institutional investors, including TPG and funds affiliated with Fidelity, which provides for the PIPE Investment through a private placement of certain shares of Class A common stock and Class B-1 common stock. Pursuant to the terms of the purchase agreements, upon the Closing of the Combination, members of the Amneal Group will exercise their right to cause Amneal to redeem approximately 15.0% of their ownership interests in Amneal in exchange for a corresponding number of unregistered shares of Class A common stock or Class B-1 common stock. The shares of Class A common stock and Class B-1 common stock received in the Redemption will be sold immediately following the Closing by the Existing Amneal Members to the PIPE Investors through a private placement at a per share purchase price of $18.25 for gross proceeds of $855.0 million. Following the PIPE Investment, the PIPE Investors will own collectively approximately 15% of the New Amneal Shares on a fully diluted and as converted basis, with TPG owning all outstanding shares of Class B-1 common stock.

As a result of the PIPE Investment, the voting and economic interest of approximately 75.0% held by Existing Amneal Members immediately upon Closing, will be reduced by approximately 15.0%. As such, the overall interest percentage held by non-controlling interest holders upon the consummation of the Combination and PIPE Investment will be approximately 60.0%.

2.	BASIS OF PRESENTATION

The unaudited pro forma condensed combined financial statements present the pro forma condensed combined financial position and results of operations of New Amneal based upon the historical financial statements of Amneal and Impax, after giving effect to the Transactions and the PIPE Investment and are intended to reflect the impact of such on New Amneal’s consolidated financial statements.

The Combination will be accounted for as a business combination, with Amneal treated as the “acquirer” and Impax treated as the “acquired” company for financial reporting purposes. Under the acquisition method of accounting, the total estimated purchase price of an acquisition is allocated to the net tangible and intangible assets based on their estimated fair values. Such valuations are based on available information and certain assumptions that management of Impax and Amneal believe are reasonable. The preliminary allocation of the estimated purchase price to the tangible and intangible assets acquired and liabilities assumed is based on various preliminary estimates. Accordingly, the pro forma adjustments are preliminary and have been made solely for the purpose of providing these unaudited pro forma condensed combined financial statements. Differences between these preliminary estimates and the final acquisition accounting, which will be based on the actual net tangible and identifiable intangible assets that exist as of the closing of the Transactions, may occur and these differences could be material. The differences, if any, could have a material impact on the accompanying unaudited pro forma condensed combined financial statements and New Amneal’s future results of operations and financial position.

The pro forma financial statements include certain reclassifications to align the historical financial statement presentation of Impax and Amneal. See “Note 4. Reclassifications” herein for additional information on the reclassifications.

The unaudited pro forma condensed combined statement of operations does not reflect the non-recurring expenses expected to be incurred in connection with the Transactions, including fees to attorneys, accountants and other professional advisors, the write-off of deferred financing costs, and other transaction-related costs that will not be capitalized. However, the impact of such expenses are reflected in the unaudited pro forma condensed combined balance sheet as an increase to accumulated deficit and a corresponding decrease to cash.

Further, the unaudited pro forma condensed combined financial statements do not reflect the restructuring or integration activities that have yet to be determined or other costs that may be incurred to achieve cost or growth synergies of New Amneal. As no assurance can be made that the costs will be incurred or the cost or growth synergies will be achieved, no adjustment has been made.

3.	ESTIMATED PURCHASE PRICE AND PRELIMINARY PURCHASE PRICE ALLOCATION

The pro forma adjustments include a preliminary allocation of the estimated purchase price of Impax to the estimated fair values of assets acquired and liabilities assumed at the acquisition date. The final allocation of the purchase price could differ materially from the preliminary allocation primarily because market prices, interest rates and other valuation variables will fluctuate over time and be different at the time of completion of the Transactions compared to the amounts assumed for the pro forma adjustments.

Estimated Purchase Price

Because of the change of control that results from the Combination, it is considered to be a reverse acquisition and Amneal is deemed to be acquiring Impax for accounting purposes. The measurement of the consideration transferred by Amneal for its interest in Impax is based on the fair value of the equity interest that Amneal would have had to issue to give the Impax shareholders the same percentage equity interest in New Amneal, which is equal to approximately 25.0%. However, the fair value of the equity of Impax is used to calculate the preliminary consideration for the Combination because it has a quoted market price, the Combination involves only the exchange of equity and Amneal is a private company whose value is difficult to measure. The estimated purchase price, net of cash acquired, is calculated as follows:

(in thousands except share amount and share price)
Fully diluted Impax share number(1)	75,194,116
Impax closing share price as of February 26, 2018	$20.95

Preliminary equity consideration	1,575,317

Extinguishment of Impax’s historical debt obligations including accrued and unpaid interest	925,651
Less: cash acquired	(181,778)

Estimated purchase price, net of cash acquired	$2,319,190

(1)	Represents the number of outstanding Impax shares on a fully diluted basis per the BCA, calculated as the sum of 73.5 million shares of Impax common stock issued and outstanding (including Impax restricted shares, assuming that tax withholding with respect to vesting of the Impax restricted shares is effectuated by net cashless settlement) plus 1.7 million shares to be issued related to outstanding options (the vesting of which will be accelerated as a result of change-in-control provisions within the award agreements).

The preliminary value of the consideration does not purport to represent the actual value of the total consideration that will be received by the Impax Stockholders when the Combination is completed. In accordance with U.S. GAAP, the fair value of the equity securities comprising the consideration will be measured on the closing date of the transactions at the then-current market price per share of Impax Common Stock. This requirement will likely result in a difference from the price per share assumed in the calculation, and that difference may be material. For example, an increase or decrease of 10% in the price of Impax Common Stock upon Closing from the price of Impax Common Stock assumed in these unaudited condensed combined pro forma financial statements would change the value of the preliminary consideration by approximately $157.5 million, which would be reflected as a corresponding increase or decrease to goodwill.

Preliminary purchase price allocation

The following is a summary of the preliminary purchase price allocation giving effect to the Combination as if it had been consummated on December 31, 2017:

(in thousands)
Trade accounts receivable—net	$233,228
Inventories	174,500
Prepaid expenses and other current assets	80,747
Assets held for sale	32,266
Property, plant and equipment	124,813
Goodwill	317,052
Intangible assets	1,661,200
Deferred income taxes—net	429
Other assets	60,280

Total assets acquired	2,684,515

Accounts payable	81,093
Liabilities held for sale	7,170
Accrued expenses and other current liabilities	239,951
Other long-term liabilities	37,111

Total liabilities assumed	365,325

Net assets acquired	$2,319,190

4.	RECLASSIFICATIONS

Certain reclassifications have been made to amounts in the historical consolidated financial information of Impax and Amneal to conform the financial statement presentation, including reclassifying the following:

Impax reclassifications in the unaudited pro forma condensed combined statement of operations

	Year ended December 31, 2017
(in thousands)	Before Reclassification	Reclassification		After Reclassification
Impax Generics revenues—net	$549,077	$(549,077	)(a)	$—
Impax Specialty Pharma revenues—net	226,710	(226,710	)(a)	—
Net revenues	—	775,787	(a)	775,787
Cost of revenues	535,123	(535,123	)(b)	—
Cost of revenues impairment charges	96,865	(96,865	)(c)	—
Cost of goods sold	—	432,464	(b,d)	432,464
Cost of goods sold impairment charges	—	96,865	(c)	96,865
Depreciation and amortization	—	102,659	(d)	102,659
Selling, general and administrative	216,270	(3,606	)(e)	212,664
Research and development	80,847	(3,184	)(e)	77,663
Other operating expenses	5,105	6,790	(e)	11,895
Other, net	(10,878)	10,878	(f)	—
Other expense, net	—	(10,878	)(f)	(10,878)
Provision for income taxes	18,326	(18,326	)(g)	—
Income tax provision	—	18,326	(g)	18,326

(a)	Represents the reclassification of Impax Generic revenues – net and Impax Specialty Pharma revenues – net on Impax’s statement of operations into net revenues to conform to Amneal’s statement of income presentation.
(b)	Represents the reclassification of cost of revenues on Impax’s statement of operations into cost of goods sold to conform to Amneal’s statement of income presentation.
(c)	Represents the reclassification of cost of revenues impairment charges on Impax’s statement of operations into cost of goods sold impairment charges to conform to Amneal’s statement of income presentation.
(d)	Represents the reclassification of $102.7 million for the year ended December 31, 2017 reported in cost of revenues on Impax’s statement of operations into depreciation and amortization to conform to Amneal’s statement of income presentation.
(e)	Represents the reclassification of depreciation and amortization reported in selling, general and administrative and research and development on Impax’s statement of operations into other operating expenses to conform to Amneal’s statement of income presentation.
(f)	Represents the reclassification of other, net on Impax’s statement of operations into other expenses, net to conform to Amneal’s statement of income presentation.
(g)	Represents the reclassification of provision for income taxes on Impax’s statement of operations into income tax provision to conform to Amneal’s statement of income presentation.

Impax reclassifications in the unaudited pro forma condensed combined balance sheet as of December 31, 2017

(in thousands)	Before Reclassification	Reclassification		After Reclassification
Accounts receivable, net	$240,753	$(240,753	)(h)	$—
Trade accounts receivable—net	—	233,228	(h,k)	233,228
Inventory, net	158,471	(158,471	)(i)	—
Inventories	—	158,471	(i)	158,471
Other non-current assets	61,136	(61,136	)(j)	—
Other assets	—	61,136	(j)	61,136
Accrued expenses and other current liabilities	248,127	(7,525	)(k)	240,602
Current portion of long-term debt, net	17,848	(17,848	)(l)	—
Current portion of long-term debt and capital lease obligations—net	—	17,848	(l)	17,848
Long-term debt, net	769,524	(769,524	)(m)	—
Long-term debt and capital lease obligations—net	—	769,524	(m)	769,524
Other non-current liabilities	37,111	(37,111	)(n)	—
Other long-term liabilities	—	37,111	(n)	37,111

(h)	Represents the reclassification of accounts receivable, net on Impax’s balance sheet into trade accounts receivable—net to conform to Amneal’s balance sheet presentation.
(i)	Represents the reclassification of inventory, net on Impax’s balance sheet into inventories to conform to Amneal’s balance sheet presentation.
(j)	Represents the reclassification of other non-current assets on Impax’s balance sheet into other assets to conform to Amneal’s balance sheet presentation.
(k)	Represents the reclassification of the $7.5 million shelf-stock adjustments reported in accrued and other current liabilities on Impax’s balance sheet into trade accounts receivable—net to conform to Amneal’s balance sheet presentation.
(l)	Represents the reclassification of current portion of long-term debt, net on Impax’s balance sheet into current portion of long-term debt and capital lease obligations, net to conform to Amneal’s balance sheet presentation.
(m)	Represents the reclassification of long-term debt, net on Impax’s balance sheet into long-term debt and capital lease obligations, net to conform to Amneal’s balance sheet presentation.
(n)	Represents the reclassification of other non-current liabilities on Impax’s balance sheet into other long-term liabilities to conform to Amneal’s balance sheet presentation.

Amneal reclassifications in the unaudited pro forma combined balance sheet as of December 31, 2017

(in thousands)	Before Reclassification	Reclassification		After Reclassification
Other assets	$12,155	$(898	)(o)	$11,257
Deferred income taxes—net	—	898	(o)	898

(o)	Represents the reclassification of deferred income tax assets reported in other assets on Amneal’s balance sheet into deferred income taxes—net to conform to Impax’s balance sheet presentation.

5.	COMBINATION RELATED PRO FORMA ADJUSTMENTS

The unaudited pro forma condensed combined financial statements reflect the following adjustments related to the Combination:

(a)	Adjustment to cash represents the following:

(in thousands)	As of December 31, 2017
Repayment of Impax’s historical debt obligations including accrued and unpaid interest	$(925,651)
Cash paid for transaction costs expected to be incurred through the consummation of the Transactions(1)	(31,226)

Total adjustment to cash	$(956,877)

(1)	These fees are recorded against accumulated deficit solely for the purposes of this presentation. As there is no continuing impact of these transaction costs on New Amneal’s results, the fees are not included in the unaudited pro forma condensed combined statement of operations.

(b)	Adjustment to state acquired inventory, which consists primarily of raw materials and finished goods, at its preliminary fair value. The preliminary fair value considers replacement cost for materials and net realizable value for work-in-process and finished goods. New Amneal will recognize the increased value of inventory in cost of goods sold as the inventory is sold, which for purposes of these unaudited pro forma condensed combined financial statements is assumed to occur within the first year after the Transactions. As there is no continuing impact of the inventory adjustment to New Amneal’s results, the cost of goods sold associated with the increased inventory value is not included in the unaudited pro forma condensed combined statement of operations.

(c)	Adjustment to state acquired identifiable intangible assets, consisting of tradenames, acquired in-process research and development product rights and marketed product rights at their preliminary fair values, and to increase amortization expense accordingly. The estimated fair values were determined using the “income approach,” a valuation technique that estimates the fair value of an asset based on market participant expectations of the cash flows that an asset would generate over its remaining useful life. The following table presents information about the intangible assets:

		Amortization expense
(in thousands)	Fair value	Year ended December 31, 2017
Total acquired indefinite lived intangible assets	$375,900	$—
Total acquired finite lived intangible assets(1)	1,285,300	99,491

Total acquired intangible assets	1,661,200	99,491
Less: Impax’s historical intangible assets	(262,467)	(68,375)

Pro forma adjustment	$1,398,733	$31,116

(1)	The adjustment to amortization expense was determined using the straight line method over a weighted-average estimated useful life of 12.92 years.

With other assumptions held constant, a 10% change to the fair value of acquired finite lived intangible assets would result in an increase or decrease to amortization expense of $9.9 million annually.

(d)

Adjustment to eliminate Impax’s historical goodwill of $207.3 million and to recognize goodwill related to the proposed Combination of $317.1 million. Goodwill is calculated as the difference between the estimated purchase price and the fair value of identifiable tangible and intangible assets acquired net of liabilities assumed. The adjustment is preliminary and subject to change based upon final determination of the fair value of assets acquired and liabilities assumed and finalization of the purchase price.

(e)	Adjustment to eliminate $0.9 million of historical deferred financing fee assets associated with Impax’s historical revolving credit facility.

(f)	New Amneal will be subject to U.S. federal and state income taxes and will file income tax returns for U.S. federal and certain state jurisdictions. All tax attributes and related tax adjustments are recorded based on New Amneal’s proportionate share of its ownership interest in assets held directly by Amneal (a tax-transparent entity). Represents the estimated deferred tax impacts related to (i) acquisition accounting adjustments primarily as a result of the step-up in fair value of intangible assets and inventory, and (ii) the historical deferred taxes recorded by Impax that are allocable to the Existing Amneal Owners. The incremental deferred tax impacts were calculated based on the tax effect of the estimated step-up in book basis of the net assets of Impax, excluding the amount attributable to goodwill, using an estimated statutory tax rate of 23.5% (based on recently enacted U.S. tax law). This rate does not reflect New Amneal’s effective tax rate, which includes other items and may be significantly different than the rates assumed for purposes of preparing these statements.

(g)	Adjustment to eliminate $0.7 million of accrued interest associated with Impax’s historical debt obligations.

(h)	Adjustment to eliminate Impax’s historical deferred rent of $1.5 million, resulting from the recognition of escalating rent payments on a straight-line basis over the lease term as required by GAAP. The deferred rent balance is eliminated through acquisition accounting because it does not meet the definition of an acquired asset or assumed liability.

(i)	Adjustment to extinguish Impax’s outstanding debt obligations of $787.4 million which includes $137.6 million of debt discount and unamortized deferred financing fees. The cash to be paid for the extinguishment of Impax’s outstanding debt obligations totaled $925.0 million plus $0.7 million of accrued and unpaid interest, for a total cash payment of $925.7 million as described in Note 3. The difference between the cash to be paid and the carrying amount represents the loss on debt extinguishment from the write off of the debt discount and unamortized fees noted above of $137.6 million. The write-off of the debt discount and fees is recorded against accumulated deficit solely for the purposes of this presentation. As there is no continuing impact of the write-off on New Amneal’s results, the debt discount and fees are not included in the unaudited pro forma condensed combined statement of operations.

(j)	Adjustment to the components of permanent equity represent the following:

	As of December 31, 2017
(in thousands)	Eliminate Historical Impax Equity(1)	Record the Combination Consideration	Other Equity Adjustments(2)	Total Pro Forma Adjustment
Preferred stock	$—	$—	$—	$—
Impax common stock	(742)	—	—	(742)
Class A Common Stock	—	735	—	735
Class B Common Stock	—	—	—	—
Treasury stock, at cost	2,157	—	—	2,157
Additional paid-in capital	(559,632)	1,574,582	—	1,014,950
Accumulated other comprehensive income	(1,429)	—	—	(1,429)
(Accumulated deficit) retained earnings	372,445	—	(31,226)	341,219

Subtotal—stockholders’ (deficit) equity	$(187,201)	$1,575,317	$(31,266)	$1,356,890

(1)	Represents the elimination of historical Impax shareholders’ (deficit) equity.

(2)	Includes the estimated transaction costs expected to be incurred through the consummation of the Combination. These costs are recorded against accumulated deficit solely for the purposes of this presentation. As there is no continuing impact of these transaction costs on New Amneal’s results, the fees are not included in the unaudited pro forma condensed combined statement of operations.

(k)	New Amneal will be subject to U.S. federal and state income taxes and will file income tax returns for U.S. federal and certain state jurisdictions. All tax attributes and related tax adjustments are recorded based on New Amneal’s proportionate share of its ownership interest in assets held directly by Amneal (a tax-transparent entity). Adjustment to record the income tax impacts of (i) the pro forma adjustments, and (ii) the 75% share of Impax unadjusted income tax expense which is allocable to the Existing Amneal Owners. The incremental tax impacts were calculated using an estimated statutory tax rate of 37.1%. This rate does not reflect New Amneal’s effective tax rate, which includes other items and may be significantly different than the rates assumed for purposes of preparing these statements.

(l)	Adjustment to eliminate the historical interest expense associated with Impax’s historical debt obligations for the unaudited pro forma condensed combined statement of operations.

(m)	Represents the elimination of one-time transaction costs directly attributable to the Combination of $20.8 million for the year ended December 31, 2017.

6.	FINANCING AND OTHER RELATED PRO FORMA ADJUSTMENTS

The unaudited pro forma condensed combined financial statements reflect the following adjustments related to the Financing, the proceeds of which were used in part to fund the Combination:

(a)	Adjustment to cash represents the following:

(in thousands)	As of December 31, 2017
Repayment of Amneal’s historical debt obligations including accrued and unpaid interest	$(1,454,142)
Amounts borrowed under the New Term Facility	2,700,000
Cash paid for fees related to the New Term Facility	(59,163)
Cash paid for fees related to the New ABL Facility	(1,925)
Cash distribution to Existing Amneal Members’	(220,024)

Total adjustment to cash	$964,746

(b)	Adjustment to debt represents the following:

(in thousands)	As of December 31, 2017
Current portion of debt:
Extinguishment of Amneal’s historical current debt obligations	$(89,171)
Record current portion of the New Term Facility(1)	27,000

Total adjustment to current portion of debt	$(62,171)

Debt, net of current portion:
Extinguishment of Amneal’s historical long-term debt obligations	$(1,355,274)
Record noncurrent portion of the New Term Facility(1)	2,673,000
Less: financing fees	(59,163)

Total adjustment to debt, net of current portion	$1,258,563

(1)	Pursuant to the terms of the credit agreement, Amneal is required to repay amounts borrowed under the New Term Facility in quarterly installments of 0.25% of the total principal amount through the maturity date, at which time the remaining principal balance will be due.

(c)	Adjustment to eliminate $1.0 million of accrued interest associated with Amneal’s historical debt obligations.

(d)	Adjustment to record the new deferred financing fee asset of $1.9 million associated with New ABL Facility.

(e)	New Amneal will be subject to U.S. federal and state income taxes and will file income tax returns for U.S. federal and certain state jurisdictions. All tax attributes and related tax adjustments are recorded based on New Amneal’s proportionate share of its ownership interest in assets held directly by Amneal (a tax-transparent entity). Represents an adjustment of $79.4 million as of December 31, 2017 to the unaudited pro forma condensed combined balance sheet. The adjustment records the historical deferred income taxes associated with assets held directly by Amneal that are allocable to New Amneal based on its proportionate 25.0% ownership interests in the assets held directly by Amneal using an estimated statutory rate of 23.5% (based on recently enacted U.S. tax law). This rate does not reflect New Amneal’s effective tax rate, which includes other items and may be significantly different than the rates assumed for purposes of preparing these statements.

(f)	New Amneal will be subject to U.S. federal and state income taxes and will file income tax returns for U.S. federal and certain state jurisdictions. All tax attributes and related tax adjustments are recorded based on New Amneal’s proportionate share of its ownership interest in assets held directly by Amneal (a tax-transparent entity). Represents an adjustment of $6.5 million for the year ended December 31, 2017. The adjustments record the historical taxes associated with assets held directly by Amneal that are allocable to New Amneal based on its proportionate 25.0% ownership interests in the assets held directly by Amneal using an estimated statutory rate of 37.1%. This rate does not reflect New Amneal’s effective tax rate, which includes other items and may be significantly different than the rates assumed for purposes of preparing these statements.

(g)	Adjustment to the components of New Amneal equity represent the following:

	As of December 31, 2017
(in thousands)	Distribution to Existing Amneal Members(1)	Rollover Historical Amneal Equity(2)	Other Equity Adjustments(3)	Total Pro Forma Adjustment
Members’ equity	$(220,024)	$217,308	$—	$(2,716)
Preferred stock	—	—	—	—
Class A common stock	—	—	—	—
Class B common stock	—	2,256	—	2,256
Treasury stock, at cost	—	—	—	—
Additional paid-in capital	—	(219,564)	79,431	(140,133)
Accumulated other comprehensive loss	—	—	—	—
(Accumulated deficit) retained earnings	—	—	(8,715)	(8,715)

Subtotal—stockholders’ (deficit) equity	$(220,024)	$—	$70,716	$(149,308)

(1)	Represents the distribution of all historical cash and cash equivalents of Amneal and its subsidiaries to the Existing Amneal Members immediately prior to the Closing of the Transactions.
(2)	Represents the reclassification of member’s deficit to Class B common stock and additional paid in capital to reflect the impact of the new capital structure of New Amneal
(3)

Includes the following (i) $8.7 million write-off of unamortized deferred financing fees related to Amneal’s historical debt obligations. The write-off of these fees is recorded against accumulated deficit solely for the purposes of this presentation. As there is no continuing impact of the write-off on New Amneal’s results, the fees are not included in the unaudited pro forma condensed combined statement of operations, and (ii) the $79.4 million impact of recording the historical Amneal taxes that will be allocable to New Amneal based on its proportionate 25.0% ownership interest in assets held directly by Amneal.

(h)	Adjustment to interest expense consists of the following:

(in thousands)	Year ended December 31, 2017
Eliminate historical Amneal interest expense	$(71,108)
Interest expense related to new borrowings(1)	139,898
Amortization of deferred financing fees(2)	9,019

Pro forma adjustment to interest expense	$77,809

(1)	Comprised of interest expense related to the New Term Facility. The weighted average cash interest rate, calculated including the effects of quarterly principal payments under the New Term Facility, is approximately 5.13%.

A 0.125% change in the estimated interest rates on the variable rate indebtedness of $2,700.0 million at the closing of the Transactions, comprised of the New Term Facility, would result in an increase or decrease in the pro forma annual interest expense of approximately $3.4 million annually.

7.	NON-CONTROLLING INTEREST ADJUSTMENTS

Immediately upon the consummation of the Transactions, the Existing Amneal Members will own a majority interest in New Amneal with an effective voting interest of approximately 75.0% on a fully diluted and as converted basis through their ownership of Class B common stock. The Existing Amneal Members will also hold a corresponding number of Amneal Common Units which will entitle them to approximately 75.0% of the economic interests in the combined businesses of Impax and Amneal. New Amneal will own an interest in Amneal of approximately 25.0% and will be its managing member. As a result, New Amneal will consolidate the financial results of Amneal and will report a non-controlling interest related to the Amneal Common Units held by the Existing Amneal Members in the consolidated financial statements. Upon Closing, the Amneal Common Units will become redeemable at the option of the holder for shares of Class A common stock or, in the case of the PIPE Investment, Class B-1 common stock on a one-for-one basis or, at New Amneal’s election, their per-share cash equivalent.

The non-controlling interest adjustments to the unaudited pro forma condensed combined balance sheet reflect the cumulative impact to New Amneal’s consolidated shareholders’ deficit as a result of non-controlling interests holding approximately 75.0% of the ownership rights of Amneal, as well as the corresponding impact to net loss attributable to non-controlling interests on the unaudited pro forma condensed combined statement of operations. As a result of the PIPE Investment, the voting and economic interest of approximately 75.0% held by Existing Amneal Members immediately upon Closing, will be reduced by approximately 15.0%. As such, the overall interest percentage held by non-controlling interest holders upon the consummation of the Combination and PIPE Investment will be approximately 60.0%. Refer to “Note 8. PIPE Investment Related Pro Forma Adjustments” for information regarding the impact of the PIPE Investment on non-controlling interests. All non-controlling interest adjustments have been calculated on a pre-tax basis due to the fact that all tax attributes reflected in the unaudited pro forma condensed combined financial statements represent New Amneal’s proportionate ownership share in assets held directly by Amneal. Accordingly, income taxes associated with assets held directly by Amneal are only reflected in the consolidated financial statements of New Amneal to the extent of its 25% ownership interest in Amneal.

8.	PIPE INVESTMENT RELATED PRO FORMA ADJUSTMENTS

The unaudited pro forma condensed combined financial statements reflect the following adjustments related to the PIPE Investment:

(a)	New Amneal will be subject to U.S. federal and state income taxes and will file income tax returns for U.S. federal and certain state jurisdictions. These adjustments reflect the recognition of additional deferred taxes in connection the Transactions related to historical temporary differences in the book basis as compared to the tax basis of assets held directly by Amneal that are now allocable to New Amneal, as well as the impact of the Transactions on New Amneal’s tax attributes.

In addition, New Amneal is a party to the Tax Receivable Agreement pursuant to which, New Amneal is required to pay to the Existing Amneal Members 85% of the applicable cash savings, if any, in U.S. federal and state income tax that are realized in certain circumstances as a result of certain tax attributes of their Amneal Common Units sold to New Amneal and that are created as a result of (i) the redemptions of their Amneal Common Units, and (ii) tax benefits attributable to payments made under this Tax Receivable Agreement. See “Ancillary Agreements Related to the Combination—Tax Receivable Agreement.”

The net deferred tax asset adjustment of $252.6 million, resulting from the PIPE Investment, and the $214.7 million adjustment to recognize the liability related to the Tax Receivable Agreement are assuming: (1) only the Redemption associated with the PIPE Investment, (2) a share price equal to $18.25 per share, (3) an estimated 23.5% effective tax rate (based on recently enacted U.S. tax law), (4) no material changes in tax law, (5) the ability to utilize tax attributes, and (6) future Tax Receivable Agreement and exchange agreement payments.

The net impact of the adjustments to net deferred taxes and the liability for the Tax Receivable Agreement have been recorded as an increase to additional paid in capital, as these adjustments arise from equity transactions of New Amneal. Additionally, because the amounts under the Tax Receivable Agreement are the sole obligation of New Amneal, no amount is allocated to non-controlling interests.

We anticipate that we will account for the income tax effects resulting from future taxable redemptions of Amneal Common Units by Existing Amneal Members for shares of Class A common stock or, in the case of the PIPE Investment, Class B-1 common stock or cash by recognizing an increase in deferred tax assets, based on the enacted tax rates at the date of each exchange. Further, management will evaluate the likelihood that New Amneal will realize the benefit represented by the deferred tax asset, and, to the extent it is estimated that it is more likely than not that New Amneal will not realize the benefit, the carrying amount of the deferred tax asset will be reduced by a valuation allowance.

(b)	Adjustment to record an $0.5 million increase in par value of issued and outstanding Class A common stock and Class B-1 common stock, along with a corresponding decrease in par value of issued and outstanding Class B common stock, as a result of the cancellation of the number of shares of Class B common stock delivered to New Amneal by Existing Amneal Members as part of the Redemption.

(c)	Represents the impact of the PIPE Investment on non-controlling interest and net loss allocable to non-controlling interest. The percentage of non-controlling interest is expected to decrease from 75.0% to approximately 60.0% as a result of the Redemption. All non-controlling interest adjustments have been calculated on a pre-tax basis due to the fact that all tax attributes reflected in the unaudited pro forma condensed combined financial statements represent New Amneal’s proportionate ownership share of Amneal. Accordingly, income taxes associated with assets held directly by Amneal are only reflected in the financial statements of New Amneal to the extent of its 40% membership interest in Amneal.

(d)

Represents a $13.1 million deferred tax liability adjustment (which is being netted against deferred tax assets for presentation purposes) as of December 31, 2017 to the unaudited pro forma condensed combined balance sheet and corresponding adjustment to the unaudited pro forma condensed combined statement of operations of a $10.8 million increase for the year ended December 31, 2017. The adjustments record the additional 15% of historical taxes associated with assets held directly by Amneal that will be allocable to New Amneal due to the increase in their ownership interest of Amneal to approximately 40.0% as a result of the Redemption and PIPE Investment.

(e)	Adjustment to record cash paid for transaction costs expected to be incurred as a result of the PIPE Investment. These fees are recorded against accumulated deficit solely for the purposes of this presentation. As there is no continuing impact of these transaction costs on New Amneal’s results, the fees are not included in the unaudited pro forma condensed combined statement of operations.

9.	NEW AMNEAL EARNINGS PER SHARE INFORMATION

The unaudited pro forma combined basic and diluted earnings per share (“EPS”) for the year ended December 31, 2017 are based on pro forma net loss reflecting the adjustments discussed above divided by the basic and diluted weighted-average number of common shares outstanding. New Amneal will have three classes of issued and outstanding common stock; Class A common stock, Class B-1 common stock and Class B common stock. Holders of Class A common stock and holders of Class B-1 common stock have substantially identical economic rights, including rights with respect to any declared dividends or distributions of cash or property, and the right to receive proceeds on liquidation or dissolution of the New Amneal after payment of outstanding indebtedness. The two classes have different voting rights for matters submitted to a vote of stockholders, with each holders of Class A common stock entitled to one vote per share while holders of Class B-1 common stock are not entitled to any voting rights. Holders of Class B common stock are not entitled to receive any dividends or distributions, but are entitled to one vote per share. At any time at the option of the holder, the shares of Class B-1 common stock are convertible into, and the Amneal Common Units underlying shares of Class B common stock are redeemable (with the accompanying cancellation of such shares of Class B common stock) for, shares of Class A common stock on a share-for-share basis. New Amneal has the option to require the holders of Class B-1 common stock to convert their shares into Class A common stock upon the earlier of one year from the date of Closing or when the holders of Class B-1 common stock appoint a director to the board of directors. In addition, shares of Class B-1 common stock will be automatically converted into a like number of shares of Class A common stock upon transfer to any person or entity who is not a permitted transferee.

The two class method has been utilized for calculating unaudited pro forma basic EPS due to the fact that both the Class A common stock and Class B-1 common stock are considered participating securities under ASC 260 - Earnings Per Share. The shares of Class B common stock have no rights to dividends or distributions, whether in cash or stock, and therefore are not deemed to be participating securities and are excluded from the unaudited pro forma basic EPS calculation. As the economic rights of both the Class A common stock and the Class B-1 common stock are identical, the unaudited pro forma combined basic EPS for Class A common stock and Class B-1 common stock is the same and is calculated based on the number of shares of Class A common stock and Class B-1 common stock that will be issued and outstanding following the close of the Transactions and PIPE Investment. These shares represent the shares of Class A common stock exchanged for the outstanding Impax Shares, and shares of Class A common stock and Class B-1 common stock issued in connection with the PIPE Investment.

The unaudited pro forma diluted EPS calculation should give effect to all potentially dilutive shares following the close of the Transactions and PIPE Investment, including: (i) shares issuable pursuant to outstanding stock options, based on the application of the treasury stock method, (ii) outstanding Class B common stock which will be cancelled upon the redemptions of Amneal Common Units, on a share-for-share basis of such redeemed Amneal Common Units for such number of Class A common stock, based on the application of the as-if converted method, and (iii) outstanding Class B-1 common stock that is convertible into Class A common stock on a share-for-share basis, based on the application of the as-if converted method. The conversion of Class B-1 common stock to Class A common stock results in the exchange of all shares of Class B-1 common stock outstanding, and therefore the two class method is not required for unaudited pro forma combined diluted EPS. Similarly, the redemption of all outstanding Amneal Common Units held by Existing Amneal Members for Class A common stock results in the cancellation of all shares of Class B common stock outstanding. Upon the completion of such redemptions, there will be no Amneal Common Units held by outside investors, resulting in the reduction of the non-controlling interest to 0%. As such, the pro forma net loss attributable to non-controlling interests should be added back to the numerator for purposes of calculating unaudited pro forma diluted EPS as if the redemptions and cancellation of the Class B common shares had occurred at the beginning of the period.

The shares issuable pursuant to outstanding stock options, the redemption of the Amneal Common Units held by Existing Amneal Members for shares of Class A common stock and the add back of the net loss attributable to non-controlling interests have been excluded from the calculation of unaudited pro forma diluted EPS because the effect would have been anti-dilutive.

The unaudited pro forma basic and diluted EPS are calculated as follows:

(in thousands except share and per share data)	Year ended December 31, 2017
Pro Forma Basic EPS
Pro forma net loss attributable to New Amneal	$(155,179)
Pro forma basic weighted-average common stock outstanding(1)	120,366,394

Pro forma basic EPS	$(1.29)

Pro Forma Diluted EPS
Pro forma net loss attributable to New Amneal	$(155,179)
Pro forma net loss attributable to non-controlling interests	—

Pro forma net loss	(155,179)
Pro forma basic weighted-average common shares outstanding(1)	120,366,394
Pro forma dilutive effect of the redemptions of Amneal Common Units	—
Pro forma dilutive effect of New Amneal stock options	—

Pro forma diluted weighted-average common shares outstanding	120,366,394

Pro forma diluted EPS	$(1.29)

(1)	Represents the number of shares of Class A common stock and Class B-1 common stock that will be issued and outstanding following the close of the Transactions and PIPE Investment.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS OF AMNEAL

The following discussion and analysis summarizes the significant factors affecting the results of operations, financial condition and liquidity position of Amneal as of and for the years ended December 31, 2017, 2016, and 2015, should be read in conjunction with the consolidated financial statements and related notes of Amneal beginning on page F-1 of this prospectus. The following discussion and analysis of the financial condition and results of operations of Amneal covers periods prior to the consummation of the Combination described elsewhere in this prospectus and does not reflect its effect on future periods. The Combination will result in financial results that are materially different from those reflected in the consolidated financial statements of Amneal that are included elsewhere in this prospectus. For an understanding of pro forma financial information including the effect of the Combination, see the section entitled “Unaudited Pro Forma Condensed Combined Financial Statements.” The following discussion and analysis contains forward-looking statements that reflect Amneal’s plans, estimates and beliefs. Actual results could differ materially from those discussed in the forward-looking statements. See “Cautionary Statement Regarding Forward-Looking Statements.” Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in the section entitled “Risk Factors” beginning on page 9.

Unless otherwise indicated, the components reported in millions may not equal the total amount reported due to rounding. Percentages presented are calculated from the numbers in millions.

Overview

Amneal is a generic pharmaceutical company specializing in developing, manufacturing, marketing and distributing high-value generic pharmaceutical products across a broad array of dosage forms and therapeutic areas. Amneal currently markets over 125 product families in the United States and its marketed and pipeline generics portfolios cover an extensive range of dosage forms and delivery systems, including both immediate and extended release oral solids such as tablets, capsules and powders, liquids, sterile injectables, nasal sprays, inhalation and respiratory products, ophthalmics (which are sterile pharmaceutical preparations administered for ocular conditions), films, transdermal patches and topicals (which are creams or gels designed to administer pharmaceuticals locally through the skin). Amneal focuses on developing products with substantial barriers-to-entry as a result of complex drug formulations or manufacturing, legal and/or regulatory challenges. Focusing on these opportunities allows Amneal to offer FTF, FTM and other “high-value” products, which Amneal defines as products with zero to three generic competitors at time of launch. These products generally have limited competition at launch, tend to be more profitable and often have longer life cycles than other generic pharmaceuticals. As of December 31, 2017, Amneal had 156 products approved but not yet launched or pending FDA approval and another 123 products in various stages of clinical development. Over 58% of Amneal’s total generic pipeline consists of potential FTF, FTM and high-value products.

Amneal has an integrated, team-based approach to product development that combines its formulation, regulatory, legal, manufacturing and commercial capabilities.

Amneal was founded in 2002 by Chintu and Chirag Patel and is a limited liability company organized under the laws of Delaware. Since Amneal’s founding, Amneal has invested heavily in R&D and infrastructure in order to fuel future growth. As a result of these investments, as well as a continued focus on quality and customer service, Amneal has developed what it believes to be one of the largest generic product pipelines in the United States, as well as comprehensive development and manufacturing expertise and capability across all major dosage forms. This allows Amneal a greater degree of profitability, control over quality and agility in the face of changing market dynamics. Amneal has also developed vertically integrated API manufacturing capabilities, which it utilizes on a selective, product-by-product basis based on API scarcity or as alternate supply for strategically critical products. As of December 31, 2017, Amneal had launched 34 products in 2017, compared to 18 and 14 for the full years ended December 31, 2016 and 2015, respectively.

Amneal’s product development strategy emphasizes potential FTF, FTM and other high-value products. A generic pharmaceutical product is considered a FTF product if the ANDA filed with respect to such product is the first to be filed for such product which contains a paragraph IV patent challenge to the branded form of the product (a “Paragraph IV Challenge”) under the Hatch-Waxman Act. FTF status provides a statutory 180-day exclusivity period if the Paragraph IV Challenge either renders a favorable court decision or the expiration of 30 months after the patent owner brings an infringement action within 45 days from receiving notification by the applicant of the patent challenge, and the ANDA is approved by the FDA. This exclusivity period may be awarded to one ANDA sponsor or, under certain circumstances, may be required to be shared with other applicable ANDA sponsors with Paragraph IV certifications. A generic product is considered a FTM product if it is the first marketed generic version of a branded pharmaceutical for reasons other than statutory exclusivity. Amneal defines other “high-value” products as those with zero to three generic competitors (not including Amneal) at the time of launch. Within Amneal’s pipeline of filed and in-development products, over 58% are intended to be FTF, FTM or otherwise high-value products. As a result, and in light of the significant investment Amneal makes in R&D and infrastructure, Amneal is well positioned to support sustainable profitability and growth with anticipated future product launches.

The principal source of growth for Amneal’s business over the last five years has been the launch of internally developed products in the United States, and it expects this trend to continue in the near future. As of December 31, 2017, Amneal’s generic product pipeline contained 279 products, of which 156 are approved but not yet launched or pending with the FDA and 123 are in active stages of development. Amneal believes the strength and breadth of its product pipeline will enable it to differentiate itself in a challenging environment for the generic manufacturing industry and to continue its track record of revenue and EBITDA growth. Additionally, because the majority of Amneal’s product launches over the next two years are with respect to generic products for which an ANDA has already been filed with the FDA, Amneal believes that such product launches carry significantly less development risk.

Amneal has a network of ten manufacturing sites and seven co-located R&D centers within the United States, India and Ireland, with broad dosage capability across oral solids, solutions, suspensions, creams, gels, ointments, nasal sprays, hormonals, patches, oral thin films, dry powder inhalers, metered dose inhalers, cytotoxics, injectables, ophthalmics, otics, and tablets / capsules, as described below. Amneal also has a distribution center in Glasgow, Kentucky and a packaging center in East Hanover, New Jersey. In addition, Amneal selectively manufactures API for a subset of its products, which helps to reduce the overall cost of manufacturing for Amneal’s products and gives Amneal greater control over its supply chain. Since 2002, Amneal has had 60 successful FDA inspections of its various facilities (including its distribution facility in Glasgow, Kentucky) and Amneal has not received any warning letters with respect to any of Amneal’s facilities. Amneal believes the operational capabilities that it has developed will allow Amneal to continue to grow its business in the future.

In the United States and the Commonwealth of Puerto Rico, Amneal markets its products primarily through wholesalers and distributors, retail pharmacies, mail-order pharmacies and directly into hospitals and institutions. The majority of Amneal’s generic pharmaceutical products are marketed through wholesalers. Amneal’s sterile injectable products, while generally also marketed through wholesalers, are occasionally sold directly to large hospitals and institutions. Some of Amneal’s wholesalers purchase products and warehouse them for retail drug stores, independent pharmacies and managed care organizations, such as hospitals, nursing homes, health maintenance organizations, clinics, pharmacy benefit management companies and mail-order customers.

In Europe and other foreign jurisdictions, Amneal sells its products to wholesalers, distributors, independent pharmacies and, in certain countries, directly to hospitals. Through a broad network of sales representatives, Amneal adapts its strategy to different markets as dictated by such market’s respective regulatory and competitive landscapes.

Results of Operations

Years Ended December 31, 2017 and 2016:

Net Revenue

Amneal’s net revenue for the years ended December 31, 2017 and December 31, 2016 was $1,034 million and $1,018 million, respectively, representing an increase of $16 million or 2%.

New product launches in the United States for 2017 were responsible for a significant portion of Amneal’s net revenue growth in 2017, with such product launches contributing $193 million in net revenues led by Aspirin-Dipyridamole ER (launched in January), Oseltamivir (launched in July), Tepadina Injection (launched in April), Mometasone Furoate Nasal Spray (launched in April) and Capecitabine (launched in March). These new product launches illustrate Amneal’s diverse product pipeline, including its first internally developed nasal product, a growing injectables portfolio, and complex oral products.

Amneal’s U.S. base business net revenue, which excludes 2017 new product launches, decreased by $165 million period over period. Lidocaine Ointment, Metaxalone, Fluocinolone and Acyclovir net revenues declined due to market competition on both price and volume, with net revenue attributable to Naproxen Sodium declining due primarily to volume reduction, and net revenue attributable to Ibuprofen and Oxy/APAP declining due primarily to supply constraints. Such net revenue declines were partially offset by higher net revenue of Yuvafem, a generic to Estradiol Vaginal Tablets (launched in October 2016), and Diclofenac Sodium Gel (launched in March 2016). Also contributing to the decrease were higher re-procurement charges of $26 million from 2016 to 2017 attributable to supply constraints caused by vendor delays and lower production in Amneal’s New York manufacturing facilities due to renovations. Before re-procurement charges and the erosion of three semi-exclusive products that experienced competition in 2017, Amneal’s U.S. base business decreased 9%, which consisted of price declines of 16%, partially offset by volume growth of 7%.

Amneal’s international net revenue decreased by $12 million period over period due primarily to the divestitures of (i) Amneal’s Australian business in August 2017 and (ii) Amneal’s Spain and Nordics businesses in September 2017, offset slightly by new product launches in Germany.

Gross Profit and Gross Margin

Gross profit and gross margin for the years ended December 31, 2017 and December 31, 2016 were $526 million and 51%, and $597 million and 59%, respectively. The decrease in gross margin for the year ended December 31, 2017 from the same period in 2016 of 8% was primarily a result of optimization expenses incurred amounting to $24 million or a gross margin decrease of approximately 3%. In 2017, Amneal began and completed a project to upgrade certain older manufacturing facilities in New York to optimize its manufacturing footprint. Such optimization expenses were incurred as internal resources and were deployed for these upgrades or were idle and production was lower than capacity. In addition, certain re-procurement charges were incurred as a result of lower production. The manufacturing facility upgrades were completed and these costs are not expected to continue in the future. Additionally, Amneal’s gross margins during the years ended December 31, 2017 were impacted by (i) higher depreciation / lease expense from equipment and capital expenditures and (ii) lower production of certain of Amneal’s products for which API was temporary unavailable and has since been resolved.

Gross margin of Amneal’s products decreased from 2016 to 2017 by approximately 3%. This decrease is primarily the result of (i) lower pricing due to increased competition on certain of Amneal’s products and (ii) price reductions attributable to the continued consolidation of Amneal’s customers. These declines in gross margin were partially offset by Amneal’s launch of certain high-value products.

Selling, General and Administrative

Amneal’s selling, general and administrative (“SG&A”) expenses for the years ended December 31, 2017 and December 31, 2016 were $104 million and $115 million, respectively. SG&A expenses for 2016 included a legal contract settlement payment of $2.8 million payable pursuant to a former development partner. Excluding this settlement, SG&A expenses decreased by $8 million or 7%. This decrease in SG&A from 2016 to 2017 was primarily due to lower sales expenses, and salaries and benefits as a result of the divestitures of (i) Amneal’s Australian business in August 2017 and (ii) Amneal’s Spain and Nordics businesses in September 2017, and additional resources being converted to R&D activities in Ireland to support the development of the inhalation products. Also, professional fees declined legal settlements achieved. These declines in SG&A were partially offset by higher freight costs.

Research and Development

R&D expenses for the years ended December 31, 2017 and December 31, 2016 were $158 million and $168 million, respectively, representing a decrease of $10 million or 6%. This decrease was the result of lower material and supplies costs, lower external development costs due to the timing of certain projects, and lower exhibit batch product costs as more of Amneal’s projects in 2017 were performed in India, which has lower production costs compared to the United States. This decrease was partially offset by higher patient study (bio-equivalence) costs due to timing of such studies, and salaries and benefits to support escalating the development of inhalation products in Ireland.

Intellectual Property Legal Development Expenses

Amneal’s intellectual property legal development expenses for the years ended December 31, 2017 and December 31, 2016 were $21 million and $26 million, respectively, representing a decrease of $5 million or 19%. This decrease was the result primarily of reduced expenses related to trials on patent challenges during 2017. Intellectual property development expenses relate to legal challenges of innovator’s patents for invalidity or non-infringement, which are customary in the generic pharmaceutical industry, and are incurred predominantly during development of a pharmaceutical product and prior to regulatory approval of such product. Associated costs include, but are not limited to, formulation assessments, patent challenge opinions and strategy, and litigation expenses to defend the intellectual property supporting Amneal’s regulatory filings.

Depreciation

Amneal’s depreciation expense for the years ended December 31, 2017 and December 31, 2016 was $18.5 million and $14.5 million, respectively, representing an increase of $4.0 million or 28%. The increase was due primarily to a full year in 2017 of depreciation from Amneal’s new offices placed into service in August 2016 to support Amneal’s expanded operations for its New York manufacturing facilities. In addition, those expanded facilities became operational in third quarter of 2017.

Patent Litigation Settlements Gain

During the year ended December 31, 2016, Amneal received cash payments of $11.0 million in the aggregate in connection with the settlement of certain patent infringement matters with respect to Amneal’s ANDA product filings. Patent challenges against innovator patents are customary in the generic pharmaceutical industry. Amneal did not have patent litigation settlements where cash was received during the year ended December 31, 2017.

Development Contract Settlement

Pursuant to a product development agreement, Amneal and Kashiv, a related party, agreed to collaborate on the development and commercialization of Oxycodone HCI ER Oral Tablets. Under the agreement, this product is owned by Kashiv, with Amneal acting as the exclusive marketing partner and as Kashiv’s agent for filing the product ANDA and the leader of all services regarding intellectual property litigation. In addition, Amneal was also responsible for assuming control of and managing all aspects of the patent litigation arising from the filing of the ANDA, including selecting counsel and settling such proceeding (subject to Kashiv’s consent). In December 2017, Amneal and Kashiv terminated the product development agreement and pursuant to the termination and settlement of the agreement, Kashiv agreed to pay Amneal $7.8 million, an amount equal to the legal costs incurred by Amneal related to the defense of the ANDA.

Legal Settlement Gain

In July 2017, Amneal entered into a settlement agreement regarding one of its generic pharmaceutical products, Buprenorphine and Naloxone, pursuant to which Amneal received a settlement payment of $25 million, resulting in a net gain of $21.5 million after legal fees. Amneal filed a claim against the innovator of Suboxone, a combination of active pharmaceutical ingredients Buprenorphine and Naloxone, alleging anti-competitive conduct resulting in lost profits during the time period in which Amneal was restricted from entering the market to sell its generic version of Suboxone. There were no legal settlement gains for the year ended December 31, 2016.

Loss on Sale of Certain International Businesses

Australian Business Divestiture:

On August 31, 2017, Amneal consummated a transaction to sell 100% of the capital stock of its Australian subsidiary, Amneal Pharma Pty Ltd, to Arrow Pharmaceuticals Pty Ltd for cash consideration of $9.9 million. As a result of the sale, Amneal recognized a loss of $24.0 million, inclusive of divestiture costs. There were no divestitures for the years ended December 31, 2016.

Spain / Nordics Divestiture:

On September 30, 2017, Amneal consummated a transaction to sell 100% of the capital stock, and certain marketing authorizations and associated dossiers of its Amneal Nordic ApS and Amneal Pharma Spain S.L. subsidiaries to Aristo Pharma GmbH for cash consideration of $8.4 million. As a result of such sales, Amneal recognized a loss of $5.2 million. There were no divestitures for the years ended December 31, 2016.

Acquisition and Transaction-Related Expenses

In the ordinary course of its business, Amneal consummates certain business combinations, acquisitions or divestitures and, in connection therewith, incurs acquisition-related costs. Acquisition-related costs are expensed as incurred and amounted to $0.3 million for the year ended December 31, 2017.

In addition, as a result of the Combination, Amneal recognized transaction-related expenses. A total of $9.1 million in transaction-related expenses were incurred for the year December 31, 2017. There were no such expenses for the years ended December 31, 2016.

Interest Expense

Amneal’s interest expense for the years ended December 31, 2017 and December 31, 2016 was $71 million and $56 million, respectively, representing an increase of $15 million, or 27% from 2016 to 2017. The higher interest expense in 2017 was due primarily to increased borrowings which occurred in both April 2017 and May 2016 under Amneal’s term and revolving credit facilities, and higher amortization of debt issuance costs.

Foreign Exchange Gain/Loss

Amneal’s foreign currency transaction gains and losses are included in its determination of net income in Amneal’s consolidated statements of income as a component of Total other expense, net. Such foreign currency transaction gains and losses include fluctuations related to long term subsidiary loans, primarily to India, Switzerland, Australia and Ireland that are payable in the foreseeable future. Transaction gains were $29.1 million for the year ended December 31, 2017, compared to transaction losses of $14.1 million for the year ended December 31, 2016, representing a variation of $43.2 million from 2016 to 2017. The strengthening of certain foreign currencies, primarily in Switzerland, Ireland and India, against the U.S. Dollar, coupled with additional loans to these entities from Amneal, resulted in the significant transaction gains in foreign currency during the year ended December 31, 2017 compared to transaction losses during the same period in 2016.

Loss on Extinguishment and Modification of Debt

In April 2017, Amneal executed Amendment No. 6 to its credit facility, which provided for (i) incremental borrowing on Amneal’s term loan credit facility, and (ii) expansion of the borrowing capacity under Amneal’s revolving facility. As a result of the amendments, Amneal recorded a $2.5 million charge from the extinguishment and modification of debt due to incurring third-party debt issuance costs. There were no similar charges for the year ended December 31, 2016.

Income Tax Provision

The operations of Amneal are conducted through a limited liability company that is treated as a partnership for U.S. federal income tax purposes. All U.S. federal income tax benefits and/or liabilities of Amneal are passed through to its members. Amneal provides for a tax provision in the various foreign jurisdictions in which it operates.

Amneal’s income tax expense for the years ended December 31, 2017 and December 31, 2016 was $2.0 million and $5.4 million, respectively, representing a decrease of $3.4 million, or 63%. The decrease was due primarily to lower earnings in India from product sales to the United States and the effects of certain adjustments recorded in 2017.

Non-GAAP Financial Measures

EBITDA, or earnings before interest, taxes, depreciation and amortization, and adjusted EBITDA are used and provided by Amneal as non-GAAP financial measures. Adjusted EBITDA is intended to provide additional information on Amneal’s performance, operations and profitability. Adjustments to Amneal’s GAAP figures as well as adjusted EBITDA exclude interest expense, loss on extinguishment and modification of debt, income tax provision, depreciation and amortization, legal contract settlement, optimization expense, pro-forma royalty expense, loss of specified international entities, loss on sale of certain international businesses, acquisition and transaction-related costs, foreign exchange gain/loss, severance and non-controlling interest. Certain other special items or substantive events may also be included in the non-GAAP adjustments periodically when their magnitude is significant within the periods incurred. Amneal maintains an established non-GAAP cost policy that guides the determination of what costs will be excluded in non-GAAP measures. Amneal believes that these non-GAAP financial measures, when considered together with the GAAP figures, can enhance an overall understanding of Amneal’s financial and operating performance. The non-GAAP financial measures are included with the intent of providing investors with a more complete understanding of Amneal’s historical financial results and trends and to facilitate comparisons between periods and with respect to projected information. In addition, these non-GAAP financial measures are among the indicators Amneal’s management uses for planning and forecasting purposes and measuring Amneal’s performance. These non-GAAP financial measures should be considered in addition to, and not as a substitute for, or superior to, financial measures calculated in accordance with GAAP. The non-GAAP financial measures used by Amneal may be calculated differently from, and therefore may not be comparable to, non-GAAP financial measures used by other companies.

Reconciliations of reported GAAP net income to EBITDA and adjusted EBITDA are as follows (in millions):

	Years Ended December 31,
	2017	2016
Net Income	$169.3	$209.4
Adjusted to add (deduct):

Interest expense	71.1	56.0
Loss on extinguishment and modification of debt	2.5	—
Income tax provision	2.0	5.4
Depreciation and amortization	45.9	33.0

EBITDA	290.8	303.8
Adjusted to add (deduct):
Legal contract settlement(1)	—	2.8
Optimization expense(2)	24.3	—
Pro-forma royalty expense(3)	8.7	4.5
Loss of specified international entities(4)	4.1	15.7
Loss on sale of certain international businesses(4)	29.2	—
Acquisition and transaction-related costs	9.4	0.1
Foreign exchange (gain) loss	(29.1)	14.1
Severance	0.2	1.9
Non-controlling Interest	(1.6)	(2.0)

Adjusted EBITDA	$336.0	$340.9

(1)	In December 2016, Amneal entered into an agreement with a former development partner to settle a contract dispute. The total amount of the settlement was $2.8 million.
(2)	Optimization expenses were incurred (expensed as period costs) while upgrading Amneal’s New York manufacturing facilities to meet the optimized standards of its new infrastructure. Such optimization expenses were incurred as internal resources deployed for these upgrades or were idle and production was lower than capacity. In addition, certain re-procurement charges were incurred as a result of lower production.
(3)	Amneal has the commercial rights to distribute Estradiol Vaginal Tablets (“Estradiol”), sold under the tradename Yuvafem® and owns the full product rights for Aspirin/Dipyridamole ER (“ADip”). Both of the products are marketed by Amneal and respective royalties are paid to the development partner Kashiv Pharmaceuticals, LLC (“Kashiv”), a related party. On June 29, 2017, Amneal and Kashiv entered into a product acquisition and royalty stream purchase agreement under which Amneal acquired all rights including the regulatory information related to Estradiol and the ANDA. Amneal also reacquired the royalty rights associated with ADip. As a result of such purchases, Amneal added back the royalties for these products that related to historical periods.
(4)	In the third quarter of 2017, Amneal sold certain international businesses (including certain of its businesses in Australia, Spain and the Nordics). Amneal added back the losses related to these entities for both periods presented, and added back the loss on sale of these international businesses.

Net Income

Amneal’s net income for the years ended December 31, 2017 and December 31, 2016 was $169 million and $209 million, respectively, representing a decrease of $40 million or 19%. Net income as a percentage of net revenue for the years ended December 31, 2017 and December 31, 2016 was 16% and 21%, respectively.

Adjusted EBITDA

Amneal’s adjusted EBITDA for the years ended December 31, 2017 and December 31, 2016 was $336 million and $341 million, respectively, representing a decrease of $5 million or 1%. Adjusted EBITDA as a percentage of net revenue for the years ended December 31, 2017 and December 31, 2016 was 32% and 33%, respectively.

Years Ended December 31, 2016 and 2015

Net Revenue

Amneal’s net revenue for the years ended December 31, 2016 and December 31, 2015 was $1,018 million and $866 million, respectively, representing an increase of $152 million, or 18%.

New product launches in the United States in 2016 were responsible for a significant portion of Amneal’s net revenue growth, with such products contributing $153 million in 2016, led by Yuvafem (launched in October), Diclofenac Sodium Gel (launched in March), Aripiprazole Tablets (launched in July) and Fosphenytoin Sodium Injection (launched in August).

Amneal’s U.S. base business net revenue, which excludes 2016 new product launches, decreased by $23 million from 2015 to 2016. Lower net revenue was attributable to Buprenorphine and Naloxone, Metaxalone, Oxycodone/APAP, Flecainide, Fluocinolone, Hydrocodone/APAP and Atovaquone, as a result of competition entering the market at the end of 2015 and early 2016, and supply constraints of EEMT, and partially offset by higher net revenue attributable to Lidocaine Ointment (launched in November 2015) and Omega-3 Caps (launched in December 2015). Overall, the decline in net revenue for Amneal’s U.S. base business of 3% from 2015 to 2016 consisted of price declines of 11%, partially offset by volume growth of 8%.

Amneal’s international net revenue grew by $22 million from 2015 to 2016, mostly in Australia from Amneal’s acquisition of the Actavis Australian business in May 2015, and organic growth in the UK and Germany, primarily as a result of Amneal’s new product launches.

Gross Profit and Gross Margin

Amneal’s gross profit and gross margin for the years ended December 31, 2016 and December 31, 2015 were $597 million and 59%, and $502 million and 58%, respectively. The increase in Amneal’s gross margin from 2015 to 2016 of 1% was due primarily to Amneal’s launch of certain high-value products and lower facility ramp-up costs. In 2015, Amneal began production activities in its Piscataway, New Jersey facility and incurred ramp-up costs to ready the facility for production. These costs were reported as period costs in 2015 and no such costs were incurred in 2016. Gross margin improvement in 2016 was partially offset by U.S. base business price reductions and certain inventory write-off charges taken in Australia, primarily related to inventory purchased in the Actavis Australia acquisition for product that would not be sold before expiry.

Selling, General and Administrative

Amneal’s SG&A expenses for the years ended December 31, 2016 and December 31, 2015 were $115 million and $97 million, respectively. SG&A expenses for 2016 included a settlement payment of $2.8 million payable pursuant to a former development partner of Amneal. Excluding this settlement, SG&A expenses increased by $15 million, or 15%. The increase in Amneal’s SG&A expenses for 2016 was primarily due to an increase in personnel-related costs to support of the overall growth of Amneal’s business, both in the United States and internationally, costs related to product specific Risk Evaluation and Mitigation Strategies (“REMS”) programs, and professional fees. Amneal’s marketing costs were higher in 2016 compared to 2015 due to its promotional programs to expand the Yuvafem market, launched in October 2016, as well as costs incurred to support sales of injectables through institutional market channels.

Research and Development

Amneal’s R&D expenses for the years ended December 31, 2016 and December 31, 2015 were $168 million and $137 million, respectively, representing an increase of $31 million or 23%. Overall, the increase was due primarily to Amneal’s continued efforts to invest in its product pipeline in a measured way for continued growth both in the United States and internationally. Amneal’s increased spend in 2016 primarily related to additional projects requiring expanded infrastructure such as personnel, lab supplies and production support as well as higher materials and sample spend compared to 2015. Higher materials spend in 2016 was driven by Amneal’s expansion into multiple dosage forms and increased sourcing of material and samples in support of development activity including exhibit batch production.

Intellectual Property Legal Development Expenses

Amneal’s intellectual property legal development expenses for the years ended December 31, 2016 and December 31, 2015 were $26 million and $17 million, respectively, representing an increase of $9 million or 53%. The increase from 2015 to 2016 related primarily to additional ANDA regulatory filings subject to patent challenges, many of which took place in the trial phase which is often the most costly phase of the patent challenge process. Intellectual property legal development expenses relate to legal challenges of innovator’s patents for invalidity or non-infringement, which are customary in the generic pharmaceutical industry, and are incurred predominately during development and prior to regulatory approval.

Depreciation

Amneal’s depreciation expense for the years ended December 31, 2016 and December 31, 2015 was $14.5 million and $10.4 million, respectively, representing an increase of $4.1 million or 39%. The increase from 2015 was due primarily to depreciation from various assets placed into service, including: (i) R&D facilities and equipment for injectable, inhalation and topical products, (ii) new revenue management software, and (iii) an additional distribution warehouse.

Member Units Purchase

In May 2015, Amneal purchased membership units from certain of its employees for an aggregate purchase price of $12.5 million in cash. The purchased membership units were originally issued through a profit participation plan established for a select group of employees in recognition of their past and continued service to Amneal. The purchased membership units were purchased at the discretion of Amneal’s management and no annual purchase program was adopted. Amneal did not purchase any membership units in 2016.

Patent Litigation Settlement Gain

During the years ended December 31, 2016 and December 31, 2015, Amneal received aggregate cash payments of $11.0 million and $8.7 million, respectively, with respect to the settlement of certain patent infringement matters with respect to its ANDA product filings.

Interest Expense

Amneal’s interest expense for the years ended December 31, 2016 and December 31, 2015 was $56 million and $46 million, respectively, representing an increase of $10 million or 22% from 2015 to 2016. The higher expense was due primarily to increased borrowings under Amneal’s term loan facility in 2016, partially offset by a lower interest rate on borrowings under Amneal’s term loan credit facility by 0.5% effective June 2015.

Foreign Exchange Loss

Amneal’s foreign currency transaction gains and losses are included in the determination of net income in Amneal’s consolidated statements of income as a component of Total other expense, net. Such foreign currency transaction gains and losses include fluctuations related to long term subsidiary loans, primarily to India, Switzerland, Australia and Ireland that are payable in the foreseeable future. Amneal’s transaction losses were $14.1 million and $12.2 million for the years ended December 31, 2016 and December 31, 2015, respectively, representing an increase in foreign currency losses of $1.9 million.

Loss on Extinguishment and Modification of Debt

In April 2015 and June 2015, Amneal executed Amendments No. 3 and 4 to its credit facility, which provided for (i) incremental borrowings on the term loan, reduction of quarterly principle payments and reduction of interest rate of Amneal’s term loan, and (ii) expansion of the borrowing capacity under Amneal’s revolving facility. As a result of the amendments, Amneal recorded a $2.6 million charge from the extinguishment and modification of debt due to the write-off of unamortized debt issuance costs.

Income Tax Provision

The operations of Amneal are conducted through a limited liability company that is treated as a partnership for United States federal income tax purposes. All United States federal income tax benefits and/or liabilities of Amneal are passed through to its members. Amneal provides for a tax provision in the various foreign jurisdictions in which it operates.

Amneal’s income tax expense for the years ended December 31, 2016 and December 31, 2015 was $5.4 million and $5.0 million, respectively, representing an increase of $0.4 million, or 8%. The increase was due primarily to higher earnings in India.

Non-GAAP Financial Measures

EBITDA, or earnings before interest, taxes, depreciation and amortization, and adjusted EBITDA are used and provided by Amneal as non-GAAP financial measures. Adjusted EBITDA is intended to provide additional information on Amneal’s performance, operations and profitability. Adjustments to Amneal’s GAAP figures as well as adjusted EBITDA exclude interest expense, loss on extinguishment and modification of debt, income tax provision, depreciation and amortization, legal contract settlement, member units purchase, pro-forma royalty expense, loss of specified international entities, acquisition-related costs, foreign exchange loss, severance and non-controlling interest. Certain other special items or substantive events may also be included in the non-GAAP adjustments periodically when their magnitude is significant within the periods incurred. Amneal maintains an established non-GAAP cost policy that guides the determination of what costs will be excluded in non-GAAP measures. Amneal believes that these non-GAAP financial measures, when considered together with the GAAP figures, can enhance an overall understanding of Amneal’s financial and operating performance. The non-GAAP financial measures are included with the intent of providing investors with a more complete understanding of Amneal’s historical financial results and trends and to facilitate comparisons between periods and with respect to projected information. In addition, these non-GAAP financial measures are among the indicators Amneal’s management uses for planning and forecasting purposes and measuring Amneal’s performance. These non-GAAP financial measures should be considered in addition to, and not as a substitute for, or superior to, financial measures calculated in accordance with GAAP. The non-GAAP financial measures used by Amneal may be calculated differently from, and therefore may not be comparable to, non-GAAP financial measures used by other companies.

Reconciliations of reported GAAP net income to EBITDA and adjusted EBITDA are as follows (in millions):

	Year Ended December 31,
	2016	2015
Net Income	$209.4	$170.6
Adjusted to add (deduct):
Interest expense	56.0	45.8
Loss on extinguishment and modification of debt	—	2.6
Income tax provision	5.4	5.0
Depreciation and amortization	33.0	25.5

EBITDA	303.8	249.5
Adjusted to add (deduct):
Legal contract settlement(1)	2.8	—
Member units purchase(2)	—	12.5
Pro-forma royalty expense(3)	4.5	—
Loss of specified international entities(4)	15.7	—
Acquisition-related costs	0.1	0.4
Foreign exchange loss	14.1	12.1
Severance	1.9	1.2
Non-controlling interest	(2.0)	(1.2)

Adjusted EBITDA	$340.9	$274.5

(1)	In December 2016, Amneal entered into an agreement with a former development partner to settle a contract dispute. The total amount of the settlement was $2.8 million.
(2)	In 2015, Amneal purchased in cash certain membership units from certain member classes. As a result of the purchased membership units, Amneal recorded $12.5 million in expense.
(3)	Amneal has the commercial rights to distribute Yuvafem and owns the full product rights for Aspirin/Dipyridamole ER. Both of the products are marketed by Amneal and respective royalties are paid to the development partner Kashiv, a related party of Amneal. On June 30, 2017, Amneal purchased the full product rights for Yuvafem, and the future royalties on Aspirin/Dipyridamole ER from Kashiv. As a result of these purchases, Amneal added back the royalties that related to historical periods.
(4)	In the third quarter of 2017, Amneal sold certain of its international businesses (Australia, Spain and the Nordics). Amneal added back the losses related to these entities in 2016.

Net Income

Amneal’s net income for the years ended December 31, 2016 and December 31, 2015 was $209 million and $171 million, respectively, representing an increase of $38 million or 22%. Net income as a percentage of net revenue for the years ended December 31, 2016 and December 31, 2015 was 21% and 20%, respectively.

Adjusted EBITDA

Amneal’s adjusted EBITDA for the years ended December 31, 2016 and December 31, 2015 was $341 million and $275 million, respectively, representing an increase of $66 million or 24%. Adjusted EBITDA as a percentage of net revenue for the years ended December 31, 2016 and December 31, 2015 was 33% and 32%, respectively.

Liquidity and Capital Resources

	December 31, 2017	December 31, 2016
	(in millions)
Cash and cash equivalents	$74.2	$27.4

As of December 31, 2017, Amneal had total cash and cash equivalents of $74.2 million, compared to $27.4 million as of December 31, 2016. The increase of $46.8 million during the period resulted primarily from favorable earnings, trade accounts receivable collections and accounts payable increases due to timing of payments, partially offset by equity distributions and capital expenditures.

As of December 31, 2017, all of Amneal’s cash and cash equivalents consist of cash on deposit and highly liquid investments. A portion of Amneal’s cash flows are derived outside the United States. As a result, Amneal is subject to market risk associated with changes in foreign exchange rates. Amneal maintains cash balances at both U.S. based and foreign country based commercial banks. At various times during the year, Amneal’s cash balances held in the United States may exceed amounts that are insured by the Federal Deposit Insurance Corporation (FDIC). Amneal makes its investments in accordance with its investment policy. The primary objectives of Amneal’s investment policy are liquidity and safety of principal.

Cash Flows from Operating, Investing and Financing Activities

	Years Ended December
	2017	2016	2015
	(in millions)
Net cash provided by (used in):
Operating activities	$234.2	$115.1	$104.9
Investing activities	(91.8)	(130.9)	(135.6)
Financing activities	(95.0)	(19.5)	(25.0)
Effect of foreign exchange rate on cash	(0.6)	1.6	(0.7)

Net increase (decrease) in cash and cash equivalents	$46.8	$(33.7)	$(56.4)

Amneal’s net cash provided by operating activities was $234.2 million in 2017, as compared to $115.1 million in 2016, and $104.9 million in 2015. The increase of $119.1 million in net cash provided by operating activities was due primarily to strong collection of trade accounts receivable and an increase in accounts payable and accrued expenses as a result of the timing of cash disbursements for inventory and capital expenditures, which was partially offset by a reduction in net income adjusted for non-cash expenditures, higher prepaid expenses other current assets due primarily to goods and service tax prepayments in India, export incentives in India and a royalty stream that was prepaid on a license with a related-party, and higher related-party receivables from a development contract settlement. The increase of $10.2 million in 2016 was due primarily to higher net income adjusted for non-cash expenditures, lower inventories from the timing of product launches, and lower prepaid expenses due to lower royalty receivable. This was partially offset by an increase in trade accounts receivable reflecting increased sales and the timing of cash collections, and a decrease in accounts payable and accrued expenses as a result of the timing of cash disbursements.

Amneal’s net cash used in investing activities was $91.8 million in 2017, as compared to $130.9 million in 2016, and $135.6 million in 2015. The decrease of $39.1 million in 2017 was primarily due to a decrease in purchases of property, plant and equipment due to completing the expansion of certain facilities, the proceeds received on the sale of certain international businesses, partially offset by the acquisition of product rights. The decrease of $4.7 million in net cash used in 2016 was due primarily to a reduction in acquisitions as Amneal acquired the Actavis Australia business in 2015, partially offset by an increase in purchases of property, plant and equipment from the expansion of Amneal’s facilities worldwide.

Amneal’s net cash used in financing activities was $95.0 million in 2017, as compared to $19.5 million in 2016, and $25.0 million in 2015. The increase of $75.5 million in 2017 was primarily related to equity distributions, partially offset by proceeds from increases in borrowings under Amneal’s term and revolving loan facilities. The decrease of $5.5 million in 2016 was primarily related to lower equity distributions, partially offset by repayments of amounts drawn on Amneal’s revolving loan facility.

Sources and Uses of Capital

Amneal’s primary sources of liquidity to date have been financing activities and cash provided by profitable operating activities. In order to complete development of Amneal’s current product pipeline, Amneal plans to continue financing its investments in R&D from cash liquidity generated by operating profits.

Amneal’s primary uses of capital resources to date have been to fund operating activities, including R&D expenses associated with new product filings, and pharmaceutical product manufacturing expenses, license payments, and spending on production facility expansions and capital equipment items.

In April 2017, Amneal executed an amendment to its existing credit facility increasing the amounts available under its term loan by $250.0 million, for a total availability under the term loan facility equal to $1,388.8 million. The interest rate for Amneal’s term loan facility is LIBOR plus 3.5% with a 1.00% LIBOR floor rate. The availability under Amneal’s revolving loan facility was also increased by $80.0 million, from $120.0 million to $200.0 million and the interest rate reduced by 0.5% to LIBOR plus 2.0% with a 1.00% LIBOR floor rate. As part of the transaction, $50.0 million was drawn on Amneal’s revolving facility. The maturity date for the Amneal’s term loan facility is November 1, 2019, but can be prepaid at any time at no additional cost. The revolving loan facility matures on November 1, 2018, but can be prepaid at any time at no additional cost. Amneal has the option to extend the maturity date of the revolving loan facility to November 1, 2019.

In May 2016, Amneal increased borrowings available under its term loan facility by $225.0 million for total availability under the term loan facility equal to $1,150.4 million, at an interest rate of LIBOR plus 3.5% with a 1.00% LIBOR floor rate. The borrowing limit on Amneal’s revolving loan facility was also increased by $30.0 million to $120.0 million. The interest rate on the revolving loan facility was reduced by 0.25% to LIBOR plus 2.5% and a 1.00% LIBOR floor rate.

Amneal has a letter of credit for $0.8 million issued to the landlord of a facility in Bridgewater, New Jersey, as required by the lease agreement of such facility, and the letter of credit is collateralized by a certificate of deposit for the same amount, which is recorded as restricted cash.

Amneal’s future capital requirements and the adequacy of available funds will depend on many factors, including those set forth in the section entitled “Risk Factors” beginning on page 9. As of December 31, 2017 Amneal has available to it $125.0 million of undrawn commitments on its revolving loan facility. Amneal believes that it has an adequate balance in cash and cash equivalents to fund its operations for at least the next twelve months.

Contractual Obligations

The following table summarizes Amneal’s significant contractual obligations, inclusive of interest expense, as of December 31, 2017, and the effect such obligations are expected to have on Amneal’s liquidity and cash flow in future periods (in millions):

	2018	2019	2020	2021	Thereafter	Total
Bank term loan and revolver(a)	$156.0	$1,424.2	$—	$—	$—	$1,580.2
Operating lease obligations(b)	18.2	17.7	14.2	13.4	39.8	103.3
Capital lease obligations(b)	0.1	0.1	0.1	0.2	0.7	1.2
Financing obligations(c)	5.3	5.3	5.3	5.3	112.3	133.5
Contingent consideration(d)	0.4	—	—	—	—	0.4

	$180.0	$1,447.3	$19.6	$18.9	$152.8	$1,818.6

(a)	Includes payoff of $75.0 million Revolver balance in 2018. These loans carry a LIBOR floating rate plus a contractual interest rate. Amneal assumed the LIBOR rate stays constant in the future periods for purposes of calculating future interest payments.
(b)	Amounts represent future minimum rental payments under non-cancelable leases for certain facilities and machinery and equipment.
(c)	Amounts represent future minimum rental payments under non-cancelable financing obligation for a production facility in NY.
(d)	In 2015, Amneal acquired the Actavis Australian generics business. A portion of the consideration was contingent consideration based on 12% of aggregate future net sales. Amounts represent future contingent payments remaining and will terminate at end of first quarter 2018.

The foregoing table does not include milestone payments potentially payable by Amneal under its collaboration agreements and licenses. Such milestone payments are dependent upon the occurrence of specific and contingent events, and not the passage of time. Significant transactions including milestones are as follows:

Adello License and Commercialization Agreement

On October 1, 2017, Amneal and Adello entered into a license and commercialization agreement. Adello granted Amneal an exclusive license, under its NDA, to distribute and sell two bio-similar products in the United States. Adello is responsible for development, regulatory filings, obtaining FDA approval, and manufacturing, and Amneal is responsible for marketing, selling and pricing activities. The term of the agreement is 10-years from the applicable product’s launch date.

In connection with the agreement, Amneal paid an upfront amount of $1.5 million in October 2017 for execution of the agreement. The agreement also provides for potential future milestone payments to Adello of (i) up to $21 million relating to regulatory approval, (ii) up to $43 million for successful delivery of commercial launch inventory, (iii) between $20 million and $50 million relating to number of competitors at launch for one product, and (iv) between $15 million and $67.5 million for the achievement of cumulative net sales for both products. The milestones are subject to certain performance conditions, which may or may not be achieved, including FDA filing, FDA approval, launch activities and commercial sales volume objectives. In addition, the agreement provides for Amneal to pay a profit share equal to 50% of Net Profits, after considering manufacturing and marketing costs.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

Amneal has exposure to interest rate risk due to the fact that the credit facilities are variable rate debt. The impact of changes in interest rates on the market value of the credit facilities is generally not significant, however, rate fluctuations do affect the amount of Amneal’s interest payments and, therefore, Amneal’s future earnings and cash flows, assuming other factors are held constant. At December 31, 2017, Amneal had variable rate debt of approximately $1,453.2 million.

Holding other variables constant, including levels of indebtedness, a 1% increase in interest rates on Amneal’s variable rate debt would have an adverse impact on pre-tax earnings and cash flows on an annual basis of approximately $14.5 million.

Foreign Currency Exchange Rate Risk

By the nature of Amneal’s global operations, Amneal is exposed to cash flow and earnings fluctuations resulting from foreign exchange rate variation. These exposures are transactional and translational in nature. Since Amneal manufactures and sells its products throughout the world, its foreign currency risk is diversified. Principal drivers of this diversified foreign exchange exposure include the European Euro, British pound, Indian Rupee, and the Swiss Franc. Amneal’s transactional exposure arises from the purchase and sale of goods and services in currencies other than the functional currency of Amneal’s operational units. Amneal also has exposure related to the translation of financial statements of its foreign divisions into U.S. dollars, the functional currency of Amneal. The financial statements of Amneal’s operations outside the U.S. are measured using the local currency as the functional currency. Adjustments to translate the assets and liabilities of these foreign operations in U.S. dollars are accumulated as a component of other comprehensive income/(loss) utilizing period-end exchange rates. Transaction gains and losses are included in the determination of net income in Amneal’s consolidated statements of income as a component of other expense. Such foreign currency transaction gains and losses include fluctuations related to long term intercompany loans that are payable in the foreseeable future.

Critical Accounting Policies and Estimates

Amneal’s discussion and analysis of its operating results and financial condition is based upon Amneal’s consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of the financial statements requires Amneal to make estimates, judgments, and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent amounts. While Amneal believes Amneal’s estimates, judgments and assumptions are reasonable, the inherent nature of estimates is such that actual results will likely differ from estimates made. Amneal’s senior management has reviewed these critical accounting policies and related disclosures with Amneal’s Audit Committee. Amneal’s significant accounting policies are described in Note 2 to the Consolidated Financial Statements for the year ended December 31, 2017 set forth in the section entitled “Index to Amneal Pharmaceuticals LLC and Subsidiaries Consolidated Financial Statements.” Amneal believes the following critical accounting policies affect Amneal’s most significant judgments, assumptions, and estimates used in the preparation of Amneal’s consolidated financial statements and, therefore, are important in understanding Amneal’s financial condition and results of operations.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires Amneal’s management to make estimates and assumptions that affect the reported financial position of Amneal at the date of the financial statements and the reported results of operations during the reporting period. Such estimates and assumptions affect the reported amounts of Amneal’s assets, liabilities, revenues and expenses, and disclosure of contingent assets and liabilities in the consolidated financial statements and accompanying notes. The following are some, but not all, of such estimates: the determination of chargebacks, sales returns, rebates, bill backs, allowances for accounts receivable, accrued liabilities, valuation of inventory balances, the determination of useful lives for product rights and the assessment of expected cash flows used in evaluating goodwill and other long-lived assets for impairment. Actual results could differ from those estimates.

Revenue Recognition

Revenue from sales of Amneal’s products is recognized when persuasive evidence of an arrangement exists, title and risk of loss has transferred to the customer, the price is fixed or determinable, and collection is reasonably assured. Amneal permits the return of product under certain circumstances. Product sales are recorded net of all sales-related deductions including, but not limited to: sales discounts and returns, chargebacks, sales volume rebates, shelf stocks, re-procurement charges, cash discounts, and Medicaid rebate obligations. Amneal establishes provisions for its sales- related deductions in the same period that it recognizes the related gross sales. These accruals reduce gross revenues and, with the exception of returns and Medicaid rebates, are treated as a reduction of trade receivables. Returns and Medicaid rebates are recorded as a liability. At the time a rebate or chargeback payment is made or a product return credit is issued, Amneal records a reduction to the contra accounts receivable or liability account.

Amneal estimates sales-related deductions based primarily on historical experience, estimated future trends, estimated customer inventory levels and contract sales terms with Amneal’s wholesale, retail, indirect, and institutional customers. The product returns accrual is primarily based on estimates of future product returns based generally on historical sales and return rates. Amneal estimates its chargeback accrual based on its estimates of the level of inventory of its products in the distribution channel that remain subject to chargebacks and historical chargeback rates. The estimate of the level of products in the distribution channel is based primarily on data provided by key customers. Amneal’s sales volume rebate accrual is based on actual net sales and the rebate rate for each customer. Amneal provides for cash discounts, which are deducted from revenues at the time of sale. Amneal estimates its Medicaid rebate accruals based on monthly sales, historical rates, and estimated lag time of the rebate invoices. Amneal’s accruals for returns, chargebacks, and rebates are adjusted as appropriate for specific known developments that may result in a change in its obligations. No material revisions were made to the methodology used in determining these reserves during the years ended December 31, 2017, 2016, and 2015.

A rollforward of the major categories of sales-related deductions for the years ended December 31, 2017, 2016, and 2015 is as follows (in thousands):

	Contract Charge-backs and Sales Volume Allowances	Cash Discount Allowances	Accrued Returns Allowance	Accrued Medicaid Rebates
Balance at January 1, 2015	$262.5	$14.4	$27.6	$4.2
Provision related to sales recorded in the period	1,900.7	62.4	14.9	31.6
Credits issued during the period	(1,832.4)	(61.9)	(10.4)	(21.4)

Balance at December 31, 2015	330.8	14.9	32.1	14.4
Provision related to sales recorded in the period	2,182.6	70.7	31.8	17.2
Credits issued during the period	(2,146.6)	(67.2)	(17.7)	(23.5)

Balance at December 31, 2016	366.8	18.4	46.2	8.1
Provision related to sales recorded in the period	2,489.7	79.8	24.6	26.0
Credits issued during the period	(2,402.8)	(77.8)	(25.6)	(21.2)

Balance at December 31, 2017	$453.7	$20.4	$45.2	$12.9

Inventories

Inventories consist of finished goods held for sale, raw materials, and work in process. Inventories are stated at the lower of cost or market, with cost determined using the first-in, first-out method. Adjustments for excess and obsolete inventories are established based upon historical experience and Amneal management’s assessment of current product demand. These assessments include inventory obsolescence based on its expiration date, damaged or rejected product, and slow-moving products.

Goodwill

Goodwill, which represents the excess of purchase price over the fair value of net assets acquired, is carried at cost. Goodwill is not amortized; rather, it is subject to a periodic assessment for impairment by applying a fair value based test. Amneal reviews goodwill for possible impairment annually during the fourth quarter, or whenever events or circumstances indicate that the carrying amount may not be recoverable.

The impairment model prescribes a two-step method for determining goodwill impairment. However, an entity is permitted to first assess qualitative factors to determine whether the two-step goodwill impairment test is necessary. The qualitative factors considered by Amneal may include, but are not limited to, general economic conditions, Amneal’s outlook, market performance of Amneal’s industry and recent and forecasted financial performance. Further testing is only required if the entity determines, based on the qualitative assessment, that it is more likely than not that a reporting unit’s fair value is less than its carrying amount. Otherwise, no further impairment testing is required. In the first step, Amneal determines the fair value of its reporting unit using a discounted cash flow analysis. If the net book value of the reporting unit exceeds its fair value, Amneal then performs the second step of the impairment test, which requires allocation of the reporting unit’s fair value to all of its assets and liabilities using the acquisition method prescribed under authoritative guidance for business combinations with any residual fair value being allocated to goodwill. An impairment charge is recognized when the implied fair value of Amneal’s reporting unit’s goodwill is less than its carrying amount.

Assumptions and estimates used in the evaluation of impairment may affect the carrying value of long-lived assets, which could result in impairment charges in future periods. Such assumptions include projections of future cash flows and the current fair value of the asset.

Impairment of Long-Lived Assets (Including Intangible Assets with Finite Lives)

Amneal reviews its long-lived assets, including intangible assets with finite lives, for recoverability whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. Amneal evaluates assets for potential impairment by comparing estimated future undiscounted net cash flows to the carrying amount of the asset. If the carrying amount of the assets exceeds the estimated future undiscounted cash flows, impairment is measured based on the difference between the carrying amount of the assets and fair value which is generally an expected present value cash flow technique. Management’s policy in determining whether an impairment indicator exists comprises measurable operating performance criteria as well as other qualitative measures.

Intangible assets, other than indefinite-lived intangible assets, are amortized using a straight line basis based on their estimated useful lives as the straight line basis of amortization approximates the pattern of economic benefit of the asset. The useful life is the period over which the assets are expected to contribute directly or indirectly to future cash flows. Intangible assets are not written-off in the period of acquisition unless they become impaired during that period.

Amneal regularly evaluates the remaining useful life of each intangible asset that is being amortized to determine whether events and circumstances warrant a revision to the remaining period of amortization. If the estimate of the intangible asset’s remaining useful life is changed, the remaining carrying amount of the intangible asset is amortized prospectively over that revised remaining useful life.

Income Taxes

The operations of Amneal are conducted through a limited liability company that is treated as a partnership for U.S. federal income tax purposes. All U.S. federal income tax benefits and/or liabilities of Amneal are passed through to Amneal’s members. Amneal provides for a tax provision in the various foreign jurisdictions in which it operates.

The provision for income taxes is determined using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized based upon the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates that will be in effect at the time such differences are expected to reverse. When necessary, deferred tax assets are reduced by a valuation allowance to reflect the amount that is estimated to be recoverable.

The guidance related to accounting for income taxes requires that a valuation allowance be established when it is more-likely-than-not that all or a portion of a deferred tax asset will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income of the appropriate character during the period in which those temporary differences are deductible. Amneal applies a valuation allowance against deferred tax assets in the required jurisdictions.

Research and Development

R&D activities are expensed as incurred. Primarily, R&D costs consist of direct and allocated expenses incurred with the process of formulation, clinical research, and validation associated with new product development, and external regulatory filing fees. Upfront and milestone payments made to third parties in connection with R&D collaborations are expensed as incurred up to the point of regulatory approval or when there is no alternative future use. Payments made to third parties subsequent to regulatory approval are capitalized and amortized over the remaining useful life of the respective intangible asset. Amounts capitalized for such payments are included in intangible assets, net of accumulated amortization.

Intellectual Property Legal Development Expenses

Amneal expenses external intellectual property legal development expenses as incurred. These costs relate to legal challenges of innovator’s patents for invalidity or non-infringement, which are customary in the generic pharmaceutical industry, and are incurred predominately during development of a product and prior to regulatory approval. Associated costs include, but are not limited to, formulation assessments, patent challenge opinions and strategy, and litigation expenses to defend the intellectual property supporting Amneal’s regulatory filings.

Risks and Uncertainties

Amneal is subject to risks common to companies in the pharmaceutical industry including, but not limited to, uncertainties related to commercialization of products, regulatory approvals, dependence on key products, dependence on key customers and suppliers, and protection of intellectual property rights. For additional information regarding the risks attendant to Amneal’s business and the generic pharmaceutical industry, see the section entitled “Risk Factors.”

Recently Adopted Accounting Pronouncements

See the sections entitled “Amneal Pharmaceuticals LLC and Subsidiaries Notes to Consolidated Financial Statements—Recently Adopted Accounting Pronouncements.”

Recently Issued Accounting Pronouncements

New Amneal will meet the definition of a public business entity and will adopt recently issued accounting pronouncements in accordance with the transition provisions and effective dates for public business entities. Below is a summary of the recently issued accounting pronouncements that will be relevant to New Amneal.

In January 2017, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2017-04, Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment, that eliminates the requirement to calculate the implied fair value of goodwill (i.e., Step 2 of today’s goodwill impairment test) to measure a goodwill impairment charge. Instead, entities will record an impairment charge based on the excess of a reporting unit’s carrying amount over its fair value (i.e., measure the charge based on today’s Step 1). The standard will be applied prospectively and is effective for New Amneal’s annual and interim impairment tests performed in periods beginning after December 15, 2019. Early adoption is permitted for annual and interim goodwill impairment testing dates after January 1, 2017. New Amneal is evaluating the impact of this new guidance on its consolidated financial statements.

In May 2017, the FASB issued ASU 2017-09, Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting, which provides guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting in Topic 718. The guidance will be effective for New Amneal for annual and interim periods beginning after December 15, 2017, with early adoption permitted. The amendments in this ASU should be applied prospectively to an award modified on or after the adoption date. New Amneal is currently evaluating the impact that the standard will have on its consolidated financial statements.

In February 2017, the FASB issued ASU 2017-05, Other Income—Gains and Losses from the Derecognition of Nonfinancial Assets (Subtopic 610-20), which provides clarification regarding the scope of the asset derecognition guidance and accounting for partial sales of nonfinancial assets. The update defines an in substance nonfinancial asset and clarifies that an entity should identify each distinct nonfinancial asset or in substance nonfinancial asset promised to a counterparty and derecognize each asset when a counterparty obtains control of it. All businesses and nonprofit activities within the scope of Subtopic 610-20 are excluded from the amendments in this update. This guidance will be effective for New Amneal for annual and interim periods beginning after December 15, 2017 and is required to be applied at the same time as ASU 2014-09 (described above) is applied. The guidance can be applied using one of two methods: the full retrospective method, which requires the standard to be applied to each prior period presented, or the modified retrospective method, which requires the cumulative effect of adoption to be recognized as an adjustment to opening retained earnings in the period of adoption. New Amneal is currently evaluating the impact that the standard will have on its consolidated financial statements.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash (a consensus of the FASB Emerging Issues Task Force), to clarify how entities should present restricted cash and restricted cash equivalents in the statement of cash flows. The guidance requires entities to show the changes inthe total of cash, cash equivalents, restricted cash and restricted cash equivalents in the statement of cash flows. As a result, entities will no longer present transfers between cash and cash equivalents and restricted cash and restricted cash equivalents in the statement of cash flows. The guidance will be applied retrospectively and is effective for New Amneal for annual and interim periods beginning after December 15, 2017. New Amneal is evaluating the impact of this new guidance on its consolidated financial statements.

In October 2016, the FASB issued ASU 2016-16, Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory, that will require companies to account for the income tax effects of intercompany transfers of assets other than inventory (e.g., intangible assets) when the transfer occurs. The guidance is effective for New Amneal for annual and interim periods beginning after December 15, 2017. New Amneal is evaluating the impact of this new guidance on its consolidated financial statements.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments (a consensus of the Emerging Issues Task Force), to clarify how entities should classify certain cash receipts and cash payments on the statement of cash flows. The new guidance also clarifies how the predominance principle should be applied when cash receipts and cash payments have aspects of more than one class of cash flows. The guidance will be applied retrospectively and is effective for

New Amneal for annual and interim periods beginning after December 15, 2017. Early adoption is permitted. New Amneal is evaluating the impact of this new guidance on its consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, guidance that changes the impairment model for most financial assets including trade receivables and certain other instruments that are not measured at fair value through net income. The standard will replace today’s “incurred loss” approach with an “expected loss” model for instruments measured at amortized cost and require entities to record allowances for available-for-sale debt securities rather than reduce the carrying amount, as they do today under the other-than-temporary impairment model. It also simplifies the accounting model for purchased credit-impaired debt securities and loans. Entities will apply the standard’s provisions as a cumulative effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective. The guidance is effective for New Amneal for annual and interim periods beginning after December 15, 2019. New Amneal is evaluating the impact of this new guidance on its consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The new standard establishes a right-of-use (ROU) model that requires a lessee to record a ROU asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The guidance is effective for New Amneal for annual and interim periods beginning after December 15, 2018, with early adoption permitted. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. New Amneal is currently evaluating the impact that the standard will have on its consolidated financial statements.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments—Overall (Subtopic 825-10), Recognition and Measurement of Financial Assets and Financial Liabilities, which addresses certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. The guidance is effective for annual and interim periods beginning after December 15, 2017, and early adoption is permitted. New Amneal is currently evaluating the impact that the standard will have on its consolidated financial statements.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). This guidance represents a comprehensive new revenue recognition model that requires a company to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which that company expects to be entitled to receive in exchange for those goods or services. This update sets forth a new five-step revenue recognition model which replaces the prior revenue recognition guidance in its entirety and is intended to eliminate numerous industry-specific pieces of revenue recognition guidance that have historically existed. The FASB has since issued eight additional ASUs, including ASU 2017-13 in September 2017 and ASU 2017-14 in December 2017. This ASU is effective for New Amneal for annual and interim periods beginning after December 15, 2017. The new guidance can be adopted using one of two methods: the full retrospective method, which requires the standard to be applied to each prior period presented, or the modified retrospective method, which requires the cumulative effect of adoption to be recognized as an adjustment to opening retained earnings in the period of adoption. New Amneal will adopt the new revenue recognition standard in 2018 using the modified retrospective method. In addition, the new standard will result in additional revenue-related disclosures in the notes to the consolidated financial statements.

The Amneal business has made substantial progress in completing its impact assessment of the potential changes from adopting ASU 2014-09. The impact assessment consists of a review of a representative sample of contracts, surveying key stakeholders, and a cataloging of potential impacts on Amneal’s financial statements, accounting policies, financial control, and operations. The majority of Amneal’s revenue relates to the sale of finished generic pharmaceutical products to its customers, and though Amneal is still evaluating the impact of this standard, management does not anticipate that the adoption will have a significant impact on these transactions. Amneal is continuing to evaluate the impact on certain less significant non-standard arrangements. In addition, the new standard will require changes to processes and controls to support additional disclosures; and Amneal is in the process of identifying and designing such changes to processes and controls to ensure readiness.

Off-Balance Sheet Arrangements

Amneal has not participated in any transactions with unconsolidated entities, such as special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF IMPAX

The following discussion and analysis, as well as other sections in this report, should be read in conjunction with the consolidated financial statements and related Notes to Consolidated Financial Statements included elsewhere herein. All references to years mean the relevant 12-month period ended December 31.

Overview

Impax is a specialty pharmaceutical company applying formulation and development expertise, as well as its drug delivery technology, to the development, manufacture and marketing of bioequivalent pharmaceutical products, commonly referred to as “generics,” in addition to the development, manufacture and marketing of branded products. Impax operates in two segments, referred to as “Impax Generics” and “Impax Specialty Pharma.” Impax Generics concentrates its efforts on generic products, which are the pharmaceutical and therapeutic equivalents of brand-name drug products and are usually marketed under their established nonproprietary drug names rather than by a brand name. Impax Specialty Pharma utilizes its specialty sales force to market proprietary branded pharmaceutical products for the treatment of CNS disorders and other select specialty segments. Impax sells its Impax Generics division products within the continental United States and the Commonwealth of Puerto Rico. Impax has no sales in foreign countries.

Impax plans to continue to expand Impax Generics through targeted ANDAs and a first-to-file and first-to-market strategy and to continue to evaluate and pursue external growth initiatives, including acquisitions and partnerships. Impax focuses its efforts on a broad range of therapeutic areas including products that have technically challenging drug-delivery mechanisms or unique product formulations. Impax employs its technologies and formulation expertise to develop generic products that reproduce brand-name products’ physiological characteristics but do not infringe any valid patents relating to such brand-name products. Impax generally focuses its generic product development on brand-name products as to which the patents covering the active pharmaceutical ingredient have expired or are near expiration, and Impax employs its proprietary formulation expertise to develop controlled-release technologies that do not infringe patents covering the brand-name products’ controlled-release technologies. Impax also develops, manufactures, sells and distributes specialty generic pharmaceuticals that Impax believes present one or more competitive advantages, such as difficulty in raw materials sourcing, complex formulation or development characteristics or special handling requirements. In addition to its focus on solid oral dosage products, Impax has expanded its generic pharmaceutical products portfolio to include alternative dosage form products, primarily through alliance and collaboration agreements with third parties. As of December 31, 2017, Impax marketed 225 generic pharmaceuticals, which represent dosage variations of 77 different pharmaceutical compounds through its Impax Generics division; another five of its generic pharmaceuticals representing dosage variations of two different pharmaceutical compounds are marketed by its alliance and collaboration agreement partners. As of December 31, 2017, in its Impax Generics Division, Impax had 17 applications pending at the FDA and 20 other products in various stages of development for which applications have not yet been filed.

The Impax Generics division develops, manufactures, sells, and distributes generic pharmaceutical products primarily through the following sales channels:

•	the “Impax Generics sales channel” for sales of generic prescription products Impax sells directly to wholesalers, large retail drug chains, and others;

•	the “Private Label Product sales channel” for generic pharmaceutical over-the-counter and prescription products Impax sells to unrelated third-party customers who in-turn sell the product to third parties under their own label;

•	the “Rx Partner sales channel” for generic prescription products sold through unrelated third-party pharmaceutical entities under their own label pursuant to alliance agreements; and

•	the “OTC Partner sales channel” for sales of generic pharmaceutical over-the-counter products sold through unrelated third-party pharmaceutical entities under their own label pursuant to alliance agreements.

Revenues from generic products are reported under the caption “Impax Generics, net.”

Impax Specialty Pharma is engaged in the development, sale and distribution of proprietary branded pharmaceutical products that Impax believes represent improvements to already-approved pharmaceutical products addressing CNS disorders, including migraine, multiple sclerosis, Parkinson’s disease and post-herpetic neuralgia, and other select specialty segments. Impax believes that Impax has the research, development and formulation expertise to develop branded products that will deliver significant improvements over existing therapies.

Impax’s branded pharmaceutical product portfolio consists of commercial CNS and other select specialty products, as well as development stage projects. In February 2012, Impax licensed from AZ the exclusive U.S. commercial rights to Zomig® (zolmitriptan) tablet, orally disintegrating tablet and nasal spray formulations pursuant to the terms of the Distribution, License, Development and Supply Agreement between Impax and AstraZeneca UK, Limited, dated as of January 31, 2012 (the “AZ Agreement”), and began sales of the Zomig® products under its label during the year ended December 31, 2012 through its specialty sales force. In May 2013, Impax’s exclusivity period for branded Zomig® tablets and orally disintegrating tablets expired and Impax launched authorized generic versions of those products in the United States. In June 2015, the FDA approved the Zomig® nasal spray for use in pediatric patients 12 years of age or older for the acute treatment of migraine with or without aura. In addition to the Zomig® products and Impax’s internally developed pharmaceutical product, Rytary® for the treatment of Parkinson’s disease, post-encephalitic parkinsonism, and parkinsonism that may follow carbon monoxide intoxication and/or manganese intoxication, which was approved by the FDA on January 7, 2015, Impax is currently engaged in the sales and marketing of Emverm® (mebendazole) 100 mg chewable tablets, indicated for the treatment of pinworm, whipworm, common roundworm, common hookworm, and two other products, all acquired by Impax in its acquisition of Tower Holdings, Inc. (“Tower”) and its subsidiaries on March 9, 2015 (the “Tower Acquisition”). In November 2015, the European Commission granted marketing authorization for Numient® (referred to as Rytary® in the United States). The review of the Numient® application was conducted under the centralized licensing procedure as a therapeutic innovation, and the authorization is applicable in all 28 member states of the European Union, as well as Iceland, Liechtenstein and Norway.

Results of Operations

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Overview

The following table sets forth Impax’s summarized, consolidated results of operations for the years ended December 31, 2017 and 2016 (in thousands):

	Year Ended December 31,		Increase / (Decrease)
	2017	2016	Dollars	Percentage
Total revenues	$775,787	$824,429	$(48,642)	(6)%
Gross profit (loss)	143,799	(151,102)	294,901	*
(Loss) income from operations	(402,692)	(494,182)	91,490	(19)%
(Loss) income before income taxes	(450,961)	(576,325)	125,364	(22)%
Provision for (benefit from) income taxes	18,326	(104,294)	122,620	*

Net (loss) income	$(469,287)	$(472,031)	$2,744	(1)%

*	Percentage exceeds 100%

Consolidated total revenues for the year ended December 31, 2017 decreased by 6%, or $48.6 million, to $775.8 million compared to $824.4 million for the year ended December 31, 2016. The decrease was primarily attributable to lower Impax Generics division product sales. Selling price for existing products decreased consolidated total revenues by 22%, while volumes for existing products increased consolidated total revenues by 14%, in each case compared to the prior year. The decrease in selling price was primarily the result of additional competition during the year ended December 31, 2017 in generic Adderall XR®, fenofibrate, diclofenac sodium gel, metaxalone and lower prices on epinephrine auto injector, partially offset by volume increases in epinephrine auto injector and Rytary®. New product launches increased consolidated total revenues by 2% compared to the prior year. Impax currently expects pricing pressures on generic products to continue in the industry at least in the near term. Impax is closely monitoring these developments as they related to Impax’s products, customers and end users.

Revenues from the Impax Generics division for the year ended December 31, 2017 were $549.1 million, a decrease of $57.2 million or 9%, over the prior year. The decrease compared to the prior year period was primarily due to increased competition on diclofenac sodium gel, metaxalone, generic Adderall XR® and fenofibrate. These decreases were partially offset by increased sales of its epinephrine auto-injector, budesonide and other products Impax acquired as part of Impax’s acquisition of a portfolio of products acquired from Teva Pharmaceuticals Industries Ltd. and affiliates of Allergan plc in August 2016 (the “Teva Transaction”) compared to the prior year period.

Revenues from Impax’s Specialty Pharma division for the year ended December 31, 2017 were $226.7 million, an increase of $8.6 million or 4% over the prior year. The increase from the prior year period was primarily due to higher sales of Rytary®, partially offset by lower sales of Impax’s anthelmintic products franchise and Zomig®.

Net loss for the year ended December 31, 2017 was $469.3 million, a decrease in Impax’s loss of $2.7 million compared to a net loss of $472.0 million for the year ended December 31, 2016. The net loss for the year ended December 31, 2017 was due to $289.7 million in intangible asset impairment charges and an approximate $74.1 million fixed assets impairment charge of Impax’s Taiwan manufacturing facility associated with its announced sale of the Taiwan operations. Additionally, during the year ended December 31, 2017, revenue from Impax’s generic products decreased due to increased competition and an approximate $48.4 million increase in cost of revenues caused by under-utilization of its plants associated with its restructuring initiatives. Impax’s fiscal year 2016 net loss was driven largely by its $541.6 million asset impairment charges and a $40.3 million reserve recorded as a result of the uncertainty of collection of the receivable due from Turing Pharmaceuticals AG (“Turing”) for reimbursement of Daraprim® chargebacks and Medicaid rebate liabilities pursuant to an Asset Purchase Agreement between Impax and Turing dated August 7, 2015 (the “Turing APA”).

Of the $289.7 million intangible asset impairment charges Impax incurred during the year ended December 31, 2017, Impax recognized $96.9 million in cost of revenues impairment charges and $192.8 million in in-process research and development impairment charges on its consolidated statement of operations. The impairment charge was attributable to eight currently marketed products and four in-process research and development (“IPR&D”) product rights, the majority of which were acquired as part of the Teva Transaction. For the currently marketed products, the impairment charge was the result of continued significant price and volume erosion during the year ended December 31, 2017, resulting in significantly lower expected future cash flows. The IPR&D impairment was the result of delays in the anticipated product launch and related competition in the market.

Impax Generics

The following table sets forth results of operations for the Impax Generics division for the years ended December 31, 2017 and 2016 (in thousands):

	Year Ended December 31,		Increase / (Decrease)
	2017	2016	Dollars	Percentage
Revenues:
Impax Generics sales, net	$549,077	$606,320	$(57,243)	(9)%

Cost of revenues	454,911	417,316	37,595	9%
Cost of revenues impairment charges	96,865	464,319	(367,454)	(79)%

Gross loss	(2,699)	(275,315)	272,616	(99)%

Operating expenses:
Selling, general and administrative	28,294	20,508	7,786	38%
Research and development	63,245	61,980	1,265	2%
In-process research and development impairment charges	192,809	27,765	165,044	*
Patent litigation expense	827	829	(2)	—%
Change in fair value of contingent consideration	(31,048)	—	(31,048)	*
Fixed assets impairment charges	8,380	—	8,380	*

Total operating expenses	262,507	111,082	151,425 *

Loss from operations	$(265,206)	$(386,397)	$121,191	(31)%

*	Percentage exceeds 100%

Revenues

Total revenues for the Impax Generics division for the year ended December 31, 2017 were $549.1 million, a decrease of $57.2 million or 9%, compared to the prior year. The decrease compared to the prior year period was primarily due to increased competition on diclofenac sodium gel, metaxalone, generic Adderall XR® and fenofibrate. The decreases in revenue related to these products were partially offset by increased sales of Impax’s epinephrine auto-injector, budesonide and other products Impax acquired as part of the Teva Transaction compared to the prior year period.

Cost of Revenues

Cost of revenues was $454.9 million for the year ended December 31, 2017, an increase of $37.6 million from the prior year. The increase was due to $22.4 million of higher intangible asset amortization expenses resulting from the Teva Transaction, an increase of $14.4 million of inventory reserves primarily for bad batches and short-dated product, $11.6 million of additional restructuring costs incurred in connection with the closure of Impax’s Middlesex, New Jersey facility and the reduction-in-force of its technical operations group. The additional costs are offset by lower production costs due to increased absorption primarily as a result of restocking of new product launch inventory.

Cost of Revenues Impairment Charges

Cost of revenues impairment charges was $96.9 million for the year ended December 31, 2017, as compared to $464.3 million for the year ended December 31, 2016. The $96.9 million of impairment charges for the year ended December 31, 2017 were mostly due to continued price and volume erosion on eight currently marketed products, of which six were acquired in the Teva Transaction without an offsetting increase in customer demand, resulting in significantly lower expected future cash flows. The $464.3 million of impairment charges for the year ended December 31, 2016 were primarily due to price reductions taken on certain products acquired as part of the Teva Transaction in order to retain key customers.

Gross Loss

Gross loss for the year ended December 31, 2017 was $2.7 million as compared to gross loss of $275.3 million for the prior year. The decrease in gross loss was due primarily to $367.5 million of lower intangible asset impairment charges offset by an increase of $22.4 million intangible asset amortization expenses both relating to assets acquired in the Teva Transaction. The gross loss decrease was also partially offset by continued price erosion due to competition and customer mix along with an increase of $14.4 million of inventory reserves, $11.6 million of additional restructuring costs incurred with the closure of Impax’s Middlesex, New Jersey facility and the reduction-in-force of its technical operations group.

Selling, General and Administrative Expenses

Selling, general, and administrative expenses for the year ended December 31, 2017 were $28.3 million, as compared to $20.5 million for the year ended December 31, 2016. The $7.8 million increase from the prior year was primarily due to $2.9 million of additional freight costs, $2.8 million of higher supply claims from Impax’s wholesale customers and $2.2 million higher marketing costs.

Research and Development Expenses

Research and development expenses for the year ended December 31, 2017 were $63.2 million, as compared to $62.0 million for the year ended December 31, 2016. The $1.2 million increase from the prior year period was primarily due to $3.3 million of higher internal project costs and $0.8 million of employee termination benefits from the closure of the Impax Generic Division’s research and development site in Middlesex, New Jersey partially offset by $3.4 million of lower external development.

In-process Research and Development Impairment Charges

In-process research and development impairment charges were $192.8 million for the year ended December 31, 2017, as compared to $27.8 million for the year ended December 31, 2016. The $192.8 million of impairment charges for the year ended December 31, 2017 were due to delays in the anticipated launch of products and marketing rights acquired in the Teva Transaction and associated competition in the market. The $27.8 million of impairment charges for the year ended December 31, 2016 were due to delays in the expected start of commercialization and/or lower pricing amid highly competitive market conditions of certain pipeline products, resulting in lower expected future cash flows.

Change in Fair Value of Contingent Consideration

During the year ended December 31, 2017, Impax recognized $31.0 million of income on the change in the fair value of contingent consideration, compared to a minimal change in fair value of contingent consideration recognized during the prior year. Impax is required under the Termination Agreement entered into as a part of the Teva Transaction with Teva to make certain milestone payments to Teva associated with its methylphenidate hydrochloride (generic Concerta®) product. Impax conducted a review of the underlying inputs and assumptions at December 31, 2017, and based on timing and probability of the product launch, and corresponding number of competitors expected to be in the market at both launch and the one-year anniversary of launch, Impax concluded that the fair value of its contingent consideration was $0.

Fixed Assets Impairment Charges

The fixed assets impairment charges recognized during the year ended December 31, 2017 were primarily due to the closure of Impax’s Middlesex, New Jersey manufacturing facility; Impax sold the entity which held the leases to the site to a third party in early 2018. In addition, Impax recognized fixed impairment charges associated with abandoned software. There was no comparable loss in 2016.

Impax Specialty Pharma

The following table sets forth results of operations for the Impax Specialty Pharma division for the years ended December 31, 2017 and 2016 (in thousands):

	Year Ended December 31,		Increase / (Decrease)
	2017	2016	Dollars	Percentage
Revenues:
Rytary®, net	$91,637	$73,834	$17,803	24%
Zomig®, net	51,115	53,539	(2,424)	(5)%
All other Specialty Pharma Products, net	83,958	90,736	(6,778)	(7)%

Total revenues	226,710	218,109	8,601	4%

Cost of revenues	80,212	69,583	10,629	15%
Cost of revenues impairment charges	—	24,313	(24,313)	(100)%

Gross profit	146,498	124,213	22,285	18%

Operating expenses:
Selling, general and administrative	67,949	61,448	6,501	11%
Research and development	17,602	18,486	(884)	(5)%
In-process research and development impairment charges	—	25,200	(25,200)	(100)%
Fixed assets impairment charges	74,128	—	74,128	*
Patent litigation expense	4,278	6,990	(2,712)	(39)%

Total operating expenses	163,957	112,124	51,833	46

(Loss) income from operations	$(17,459)	$12,089	$(29,548)	*

*	Percentage exceeds 100%

Revenues

Total revenues for the Impax Specialty Pharma division for the year ended December 31, 2017 were $226.7 million, an increase of $8.6 million or 4% over the prior year. The increase from the prior year period was primarily due to higher sales of Rytary®, partially offset by lower sales of Impax’s anthelmintic products franchise and Zomig®.

Cost of Revenues

Cost of revenues was $80.2 million for the year ended December 31, 2017, a $10.6 million increase over the prior year. The increase is primarily due to higher sales of Rytary, increase in inventory reserve of $4.6 million and increase in accelerated depreciation expenses of $9.1 million related to Impax’s manufacturing facility located in Taiwan, which it sold in February of 2018. The cost of revenues increase was partially offset by a reduction in amortization of $10.6 million due to impairment of Emverm® intangible asset in 2016.

Cost of Revenues Impairment Charges

Cost of revenues impairment charges were $24.3 million for the year ended December 31, 2016, primarily as a result of lower than expected script volume for Emverm®. There were no comparable charges during 2017.

Gross Profit

Gross profit for the year ended December 31, 2017 was $146.5 million, or 65% of total revenues, as compared to $124.2 million, or 57% of total revenues, in the prior year. The increase in gross profit was primarily due to higher product sales of Rytary® during the year ended December 31, 2017 and a reduction in intangible asset impairment charges compared to 2016.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the year ended December 31, 2017 were $67.9 million, as compared to $61.4 million for the year ended December 31, 2016. The $6.5 million increase compared to the prior year was primarily due to certain employee termination benefits and higher advertising and promotion costs related to Emverm® and Zomig®.

Research and Development Expenses

Research and development expenses for the year ended December 31, 2017 were $17.6 million, as compared to $18.5 million for the year ended December 31, 2016. The $0.9 million decrease compared to the prior year was primarily due to a $2.6 million AstraZeneca reimbursement to us related to the juvenile toxicity study and pediatric study required by the FDA under the Pediatric Research Equity Act for approval of the nasal formulation of Zomig® for the acute treatment of migraine in pediatric patients ages six through eleven years old pursuant to the terms of the AZ Agreement, as well as reduced expenses related to Impax’s branded initiatives, partially offset by higher spend for its Drug Safety/Pharmacovigilance group of $2.5 million.

In-process Research and Development Impairment Charges

In-process research and development impairment charges were $25.2 million for the year ended December 31, 2016. The impairment charges resulted from management’s decision during the fourth quarter of 2016 to cease development on Impax’s next generation Albenza® product due to continued difficulties in sourcing the active pharmaceutical ingredient for the product. There were no comparable charges during 2017.

Fixed Assets Impairment Charges

The fixed assets impairment charges recorded during the year ended December 31, 2017 were primarily due to a $74.1 million loss associated with a stock and asset purchase agreement Impax entered into with a third party during the year ended December 31, 2017 pursuant to which Impax agreed to sell Impax Taiwan, including its Taiwan facility.. There was no comparable fixed asset impairment charges recorded in 2016.

Patent Litigation Expenses

Patent litigation expenses for the year ended December 31, 2017 were $4.3 million, as compared to $7.0 million for the year ended December 31, 2016. The $2.7 million higher cost during the prior year was primarily due to patent litigation activity related to Zomig® trial during the third quarter of 2016.

Corporate and Other

The following table sets forth corporate general and administrative expenses, as well as other items of income and expense presented below income or loss from operations for the years ended December 31, 2017 and 2016 (in thousands):

	Year Ended December 31,		Increase / (Decrease)
	2017	2016	Dollars	Percentage
General and administrative expenses	$120,027	$119,874	$153	—%

Interest expense, net	(53,412)	(40,419)	(12,993)	32%
Reserve for Turing receivable	(3,999)	(40,312)	36,313	(90)%
Gain on sale of assets	17,236	175	17,061	*
Loss on debt extinguishment	(1,215)	—	(1,215)	*
Other expense, net	(6,879)	(1,587)	(5,292)	*
Loss before income taxes	(168,296)	(202,017)	33,721	(17)%
Provision for (benefit from) income taxes	$18,326	$(104,294)	$122,620	*

*	Percentage exceeds 100%

General and Administrative Expenses

General and administrative expenses for the year ended December 31, 2017 were $120.0 million, as compared to $119.9 million for the year ended December 31, 2016. The $0.1 million increase during 2017 compared to the prior year was primarily due to $8.6 million higher legal expenses compared to the prior year period and $11.7 million integration costs. These higher expenses were largely offset primarily by $5.4 million of lower executive costs, $4.8 million lower share-based compensation costs, $4.3 million of reduction in IT spending, and $1.5 million lower business development spending. The expenses in 2016 also included $3.7 million related to the Teva Transaction, of which there were no comparable charges during year ended December 31, 2017.

Interest Expense, net

Interest expense, net was $53.4 million for the year ended December 31, 2017, a $13.0 million increase from the prior year. Interest expense for 2017 reflected interest on Impax’s $600.0 million convertible senior notes issued in 2015, interest on its $400.0 million Term Loan with Royal Bank of Canada entered into in the third quarter of 2016 to fund the Teva Transaction, and unused line of credit fees on its Revolving Credit Facility with Royal Bank of Canada entered into in 2016. In contrast, prior year interest expense of $40.4 million reflected interest expense on Impax’s Term Loan with Barclays Bank PLC entered into in connection with the financing of the Tower Acquisition, which was repaid in full on June 30, 2016 using proceeds from the issuance of its $600.0 million convertible senior notes. Refer to “Outstanding Debt Obligations” below for additional information related to Impax’s outstanding convertible notes and credit facilities. Interest income was $1.0 million for the year ended December 31, 2017, which was relatively consistent with interest income for the year ended December 31, 2016.

Reserve for Turing Receivable

During the year ended December 31, 2016, Impax recorded a reserve of $40.3 million as a result of the uncertainty of collection of the receivable due from Turing for reimbursement of Daraprim® chargebacks and Medicaid rebate liabilities, as compared to a net $4.0 million of such charges during the year ended December 31, 2017.

Gain on Sale of Assets

During the year ended December 31, 2017, Impax recognized a $12.5 million gain on the sale of 29 ANDAs and one NDA for non-strategic approved generic products, the vast majority of which products were not marketed, and all acquired as part of the Tower Acquisition, and $4.7 million gain from the sale of the its storage warehouse in Hayward, California.

Loss on Debt Extinguishment

During the year ended December 31, 2017, Impax recognized a $1.2 million loss on debt extinguishment related to the voluntary prepayment of $50.0 million on its Term Loan Facility with Royal Bank of Canada. There was no comparable loss in 2016.

Other Expense, Net

Other expense, net was $6.9 million for year ended December 31, 2017, as compared to $1.6 million for the year ended December 31, 2016. The expense for the year ended December 31, 2017 was primarily due to legal settlement costs related to its settlement with Endo Pharmaceuticals Inc. on its marketed oxymorphone hydrochloride tablets, which Impax settled in August 2017, and the suit related to the Telephone Consumer Protection Act.

Income Taxes

During the year ended December 31, 2017, Impax recorded an aggregate tax provision of $18.3 million for U.S. domestic income taxes and foreign income taxes, an increase of $122.6 million compared to an aggregate tax benefit of $104.3 million Impax recorded during the prior year. The effective tax rate decreased to (4.1)% for the year ended December 31, 2017 compared to 18.1% for the year ended December 31, 2016.

The effective income tax rate was (4.1)% for the fiscal year ended December 31, 2017, and reflected the increase in valuation allowance of $77.1 million against net deferred tax assets. Based on an evaluation of both the positive and negative evidence available, as discussed below, Impax determined that it was necessary to establish a valuation allowance against all of its net deferred tax assets for the fiscal year ended December 31, 2017.

A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized. When determining the amount of net deferred tax assets that are more likely than not to be realized, Impax assess all available positive and negative evidence. This evidence includes, but is not limited to, scheduled reversal of deferred tax liabilities, prior earnings history, projected future earnings, carry-back and carry-forward periods and the feasibility of ongoing tax strategies that could potentially enhance the likelihood of the realization of a deferred tax asset. The weight given to the positive and negative evidence is commensurate with the extent the evidence may be objectively verified. As such, it is generally difficult for positive evidence regarding projected future taxable income (exclusive of reversing taxable temporary differences and carryforwards) to outweigh objective negative evidence of a recent financial reporting loss for the year ended December 31, 2017.

Based on these criteria and the relative weighting of both the positive and negative evidence available, and in particular the activity surrounding its prior earnings history, including the intangible impairments charges recognized during 2017, Impax determined that it was necessary to establish a valuation allowance against all of its net deferred tax assets as of December 31, 2017. Given the objectively verifiable negative evidence of a three-year cumulative loss which, under the provisions of FASB ASC Topic 740 is a significant element of negative evidence that is difficult to overcome, and the weighting of all available positive evidence, Impax excluded projected taxable income from the assessment of income that could be used as a source of taxable income to realize the deferred tax assets.

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

Overview

The following table sets forth Impax’s summarized, consolidated results of operations for the years ended December 31, 2016 and 2015 (in thousands):

	Year Ended December 31,		Increase / (Decrease)
	2016	2015	Dollars	Percentage
Total revenues	$824,429	$860,469	$(36,040)	(4)%
Gross (loss) profit	(151,102)	352,404	(503,506)	*
(Loss) income from operations	(494,182)	69,568	(563,750)	*
(Loss) income before income taxes	(576,325)	59,368	(635,693)	*
(Benefit from) provision for income taxes	(104,294)	20,371	(124,665)	*
Net (loss) income	$(472,031)	$38,997	$(511,028)	*

*	Percentage exceeds 100%

Consolidated total revenues for the year ended December 31, 2016 decreased by 4%, or $36.1 million, to $824.4 million compared to $860.5 million for the year ended December 31, 2015. The decrease was primarily attributable to lower Impax Generics division product sales, partially offset by higher Impax Specialty Pharma division product sales. Selling price for existing products decreased consolidated total revenues by 16%, while volumes for existing products increased consolidated total revenues by 2%, in each case compared to the prior year. New product launches, including those resulting from acquisitions, increased consolidated total revenues by 9% compared to the prior year.

Revenues from the Impax Generics division decreased by $104.6 million during the year ended December 31, 2016, as compared to the prior year. This decrease was primarily due to lower selling prices across a majority of the products in the division, partially offset by higher sales volumes, including those resulting from product acquisitions. The products that experienced significant declines in selling price during the year ended December 31, 2016 compared to the prior year included diclofenac sodium gel, metaxalone, generic Adderall XR®, and fenofibrate family products. In connection with the pricing declines, Impax recorded $15.0 million in shelf-stock adjustments related to diclofenac sodium gel and metaxalone during 2016. Partially offsetting these pricing declines were price and volume increases of certain products compared to 2015 primarily related to Impax’s epinephrine auto-injector and oxymorphone products.

Revenues from the Impax Specialty Pharma division increased by $68.6 million during the year ended December 31, 2016, as compared to the prior year. The increase was primarily due to higher selling prices and higher sales volumes across a majority of the products in the division including Zomig®, Rytary®, which launched in April 2015, and Impax’s anthelmintic products franchise.

Net loss for the year ended December 31, 2016 was $472.0 million, a decrease of $511.0 million compared to net income of $39.0 million for the year ended December 31, 2015. The net loss for the year ended December 31, 2016 was primarily driven by $541.6 million in intangible asset impairment charges, as compared to $13.7 million of such charges in the prior year, as well as a $40.3 million reserve recorded as a result of the uncertainty of collection of the receivable due from Turing for reimbursement of Daraprim® chargebacks and Medicaid rebate liabilities. Included in Impax’s 2015 results was a $45.6 million gain related to the sale of Daraprim® to Turing, for which there was no comparable gain in 2016.

Of the $541.6 million in intangible asset impairment charges Impax incurred in 2016, $308.4 million of such charges related to certain intangible assets acquired as part of the Teva Transaction. Upon closing the Teva Transaction on August 3, 2016, Impax initiated the process of transferring and securing Teva’s and Allergan’s customers for the acquired products to its account. Impax assumed certain price concessions would occur following the closing. However, Impax elected to take additional price reductions on certain of the acquired products in order to retain key customers. These reductions produced significantly lower than expected operating cash flows from the acquired product lines and triggered an impairment charge of $251.0 million during the third quarter of 2016. Impax experienced even further price reductions on certain of the products acquired in the Teva Transaction during the fourth quarter of 2016, which resulted in $57.4 million of additional intangible asset impairment charges. In total, Impax’s impairment analyses for the products acquired in the Teva Transaction resulted in the recognition of $308.4 million of non-cash impairment charges to earnings, comprised of a $301.7 million charge recorded in cost of revenues impairment charges and a $6.7 million charge recorded in-process research and development impairment charges in its consolidated statement of operations for the year ended December 31, 2016.

During 2016, Impax also incurred other non-cash impairment charges on certain of its intangible assets, primarily related to the products acquired from the Tower Acquisition, totaling $233.2 million. These impairment charges arose primarily due to increased competition, price degradation, product discontinuations and delays in expected product launches. The largest intangible asset impairment charge related to products acquired in the Tower Acquisition was for Impax’s epinephrine auto-injector product, which occurred during the fourth quarter of 2016 and accounted for more than half of the $233.2 million in charges. The impairment charge on the epinephrine auto-injector product was triggered by current and projected price degradation as a result of unexpected changes in the pricing environment and additional competition.

Impax Generics

The following table sets forth results of operations for the Impax Generics division for the years ended December 31, 2016 and 2015 (in thousands):

	Year Ended December 31,		Increase / (Decrease)
	2016	2015	Dollars	Percentage
Revenues:
Impax Generics sales, net	$591,744	$699,844	$(108,100)	(15)%
Rx Partner	14,339	9,307	5,032	54%
Other Revenues	237	1,781	(1,544)	(87)%

Total revenues	606,320	710,932	(104,612)	(15)%

Cost of revenues	417,316	442,742	(25,426)	(6)%
Cost of revenues impairment charges	464,319	7,303	457,016	*

Gross (loss) profit	(275,315)	260,887	(536,202)	*

Operating expenses:
Selling, general and administrative	20,508	29,641	(9,133)	(31)%
Research and development	61,980	52,478	9,502	18%
In-process research and development impairment charges	27,765	6,360	21,405	*
Patent litigation expense	829	2,942	(2,113)	(72)%

Total operating expenses	111,082	91,421	19,661	22%

(Loss) income from operations	$(386,397)	$169,466	$(555,863)	*

*	Percentage exceeds 100%

Revenues

Total revenues for the Impax Generics division for the year ended December 31, 2016 were $606.3 million, a decrease of $104.6 million or 15%, over the prior year. The decrease was primarily due to increased competition on diclofenac sodium gel, metaxalone, and fenofibrate, coupled with lower market share for generic Adderall XR® during the first half of 2016, in each case compared to the prior year. These decreases were partially offset by increased sales of oxymorphone, increased sales of epinephrine auto-injector, which was acquired as part of the Tower Acquisition in March 2015, and sales of the products acquired as part of the Teva Transaction in August 2016, in each case compared to the prior year. In addition, during the year ended December 31, 2016, Impax recorded a $15.0 million shelf-stock adjustment related to diclofenac sodium gel and metaxalone as a result of declining prices during 2016, for which there was no comparable charge in the prior year.

Cost of Revenues

Cost of revenues was $417.3 million for the year ended December 31, 2016, a decrease of $25.4 million from the prior year. The decrease was primarily attributable to lower costs related to decreased product revenue compared to the prior year and the absence of costs related to (i) the step-up to fair value of inventory in connection with the Tower Acquisition, (ii) Hayward remediation activities and (iii) the Philadelphia restructuring, which were all incurred in the prior year but for which Impax did not incur comparable costs in 2016. The reduced costs during 2016 compared to the prior year were partially offset by higher intangible asset amortization expenses resulting from the Teva Transaction and a full year of amortization expense related to products acquired in the Tower Acquisition, along with higher restructuring costs incurred in conjunction with the previously announced closure of the Middlesex, New Jersey facility.

Cost of Revenues Impairment Charges

Cost of revenues impairment charges was $464.3 million for the year ended December 31, 2016, a $457.0 million increase over the prior year. Of this increase, $301.7 million related to impairments recognized on certain intangible assets acquired as part of the Teva Transaction. As discussed above, Impax assumed certain price concessions would occur following the closing of the Teva Transaction on August 3, 2016. However, Impax elected to take additional price reductions on certain of the acquired products in order to retain key customers. These reductions produced significantly lower than expected operating cash flows from the acquired product lines and triggered an impairment charge of $248.0 million during the third quarter of 2016. Impax experienced even further price reductions on certain of the products acquired in the Teva Transaction during the fourth quarter of 2016, which resulted in $53.7 million of additional intangible asset impairment charges recorded in cost of revenues impairment charges.

During 2016, Impax also incurred other non-cash impairment charges recorded to cost of revenues impairment charges on certain of its intangible assets, primarily related to the products acquired from the Tower Acquisition, totaling $162.6 million. These impairment charges arose primarily due to increased competition, price degradation, and product discontinuations. The largest intangible asset impairment charge related to the products acquired in the Tower Acquisition was on Impax’s epinephrine auto-injector product, which occurred during the fourth quarter of 2016. The impairment charge on the epinephrine auto-injector product was triggered by current and projected price degradation as a result of changes in the pricing environment and additional competition.

Gross (Loss) Profit

Gross (loss) for the year ended December 31, 2016 was ($275.3) million, or 45% of total revenues, as compared to gross profit of $260.9 million, or 37% of total revenues, for the prior year. The decreases in gross profit and gross margin were primarily due to intangible asset impairment charges, lower product sales, higher shelf-stock adjustments, increased intangibles amortization, and increased restructuring costs, as noted above. These decreases were partially offset by the absence of remediation costs related to the Hayward facility and the absence of restructuring costs related to the Philadelphia facility in 2016, both incurred in 2015.

Selling, General and Administrative Expenses

Selling, general, and administrative expenses for the year ended December 31, 2016 were $20.5 million, as compared to $29.6 million for the year ended December 31, 2015. The $9.1 million decrease from the prior year was primarily attributable to a decrease in failure to supply claims during 2016.

Research and Development Expenses

Research and development expenses for the year ended December 31, 2016 were $62.0 million, as compared to $52.5 million for the year ended December 31, 2015. The $9.5 million increase from the prior year was primarily due to an increase in external development costs from increased research and development activities and a full year of research and development expenses from the Tower acquired companies.

In-process Research and Development Impairment Charges

In-process research and development impairment charges were $27.8 million for the year ended December 31, 2016, an increase of $21.4 million from the prior year. The 2016 impairment charges included $21.1 million related to products acquired as part of the Tower Acquisition and caused primarily due to delays in the expected start of commercialization and/or lower anticipated pricing of such products amid highly competitive market conditions, resulting in lower forecasted future cash flows. There were $6.4 million of similar charges recorded in the prior year. In addition, the 2016 impairment charges included $6.7 million related to products acquired as part of the Teva Transaction and caused by lower anticipated pricing amid highly competitive market conditions, resulting in lower forecasted future cash flows.

Patent Litigation Expenses

Patent litigation expenses for the year ended December 31, 2016 were $0.8 million, as compared to $2.9 million for the year ended December 31, 2015. The $2.1 million decrease was due to reduced legal activity in 2016 compared to the prior year.

Impax Specialty Pharma

The following table sets forth results of operations for the Impax Specialty Pharma division for the years ended December 31, 2016 and 2015 (in thousands):

	Year Ended December 31,		Increase / (Decrease)
	2016	2015	Dollars	Percentage
Revenues:
Rytary®, net	$73,834	$42,364	$31,470	74%
Zomig®, net	53,539	49,251	4,288	9%
All other Specialty Pharma Products, net	90,736	57,922	32,814	57%

Total revenues	218,109	149,537	68,572	46%

Cost of revenues	69,583	58,020	11,563	20%
Cost of revenues impairment charges	24,313	—	24,313	*

Gross profit	124,213	91,517	32,696	36%

Operating expenses:
Selling, general and administrative	61,448	52,427	9,021	17%
Research and development	18,486	18,144	342	2%
In-process research and development impairment charges	25,200	—	25,200	*
Patent litigation expense	6,990	1,625	5,365	*

Total operating expenses	112,124	72,196	39,928	55%

Income from operations	$12,089	$19,321	$(7,232)	(37)%

*	Percentage exceeds 100%

Revenues

Total revenues for the Impax Specialty Pharma division for the year ended December 31, 2016 were $218.1 million, an increase of $68.6 million or 46% over the prior year. The increase was primarily due to increased sales from Rytary®, which Impax launched in April 2015, and increased revenues resulting from the Tower Acquisition, including sales from its anthelmintic products franchise.

Cost of Revenues

Cost of revenues was $69.6 million for the year ended December 31, 2016, an $11.6 million increase over the prior year. The increase was primarily due to higher costs related to increased product sales and a full year of amortization expense related to products acquired in the Tower Acquisition. Additionally, cost of revenues for the prior year included a $5.4 million step-up to fair value of inventory charge in connection with the Tower Acquisition, for which there was no comparable charge in 2016.

Cost of Revenues Impairment Charges

Cost of revenues impairment charges were $24.3 million for the year ended December 31, 2016. There were no comparable charges during the prior year. The impairment charge was primarily the result of lower than expected script volume for Emverm®.

Gross Profit

Gross profit for the year ended December 31, 2016 was $124.2 million, or 57% of total revenues, as compared to $91.5 million, or 61% of total revenues, in the prior year. The increase in gross profit in 2016 compared to the prior year was primarily due to increased product sales and the absence in 2016 of the $5.4 million step-up to fair value of inventory charge in connection with the Tower Acquisition Impax incurred in 2015, partially offset by higher impairment charges during 2016. The decrease in gross margin during the year ended December 31, 2016 was primarily due to lower selling prices on certain products compared to the prior year.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the year ended December 31, 2016 were $61.4 million, as compared to $52.4 million for the year ended December 31, 2015. The $9.0 million increase during the year ended December 31, 2016 was primarily due to expenses related to the sales force expansion to support sales and marketing activities for Rytary® and increased advertising and promotion expenses to support the launch of Emverm® and the new indication of Zomig® nasal spray for pediatric patients approved by the FDA in June 2015. The increase in expenses during 2016 was partially offset by training expenses incurred during the year ended December 31, 2015 to support the launch of Rytary®.

Research and Development Expenses

Research and development expenses for the year ended December 31, 2016 were $18.5 million, as compared to $18.1 million for the year ended December 31, 2015. The $0.4 million increase compared to the prior year was primarily due to increased research and development activities related to Impax’s branded initiatives.

In-process Research and Development Impairment Charges

In-process research and development impairment charges were $25.2 million for the year ended December 31, 2016. There were no comparable charges during the prior year. The impairment charges resulted from management’s decision during the fourth quarter of 2016 to cease development on Impax’s next generation Albenza® product due to continued difficulties in sourcing the active pharmaceutical ingredient for the product.

Patent Litigation Expenses

Patent litigation expenses for the year ended December 31, 2016 were $7.0 million, as compared to $1.6 million for the year ended December 31, 2015. The $5.4 million increase during 2016 compared to the prior year was due to increased patent litigation activity in 2016.

Corporate and Other

The following table sets forth corporate general and administrative expenses, as well as other items of income and expense presented below income from operations for the years ended December 31, 2016 and 2015 (in thousands):

	Year Ended December 31,		Increase / (Decrease)
	2016	2015	Dollars	Percentage
General and administrative expenses	$119,874	$119,219	$655	1%

Interest expense, net	(40,419)	(26,226)	(14,193)	54%
Reserve for Turing receivable	(40,312)	—	(40,312)	*
Gain on sale of asset	—	45,574	(45,574)	*
Loss on debt extinguishment	—	(16,903)	16,903	*
Net change in fair value of derivatives	—	(13,000)	13,000	*
Other (expense) income, net	(1,412)	355	(1,767)	*
Loss before income taxes	(202,017)	(129,419)	(72,598)	56%
(Benefit from) provision for income taxes	$(104,294)	$20,371	$(124,665)	*

*	Percentage exceeds 100%

General and Administrative Expenses

General and administrative expenses for the year ended December 31, 2016 were $119.9 million, as compared to $119.2 million for the year ended December 31, 2015. The $0.7 million increase during 2016 compared to the prior year was primarily due to costs recognized in 2016 related to the separation of G. Frederick Wilkinson as Impax’s President and Chief Executive Officer in December 2016 and higher legal expenses compared to the prior year, partially offset by lower transaction and integration expenses related to strategic transactions during 2016 as compared to the transaction and integration expenses incurred related to the Tower Acquisition during the prior year.

Interest Expense, net

Interest expense, net was $40.4 million for the year ended December 31, 2016, a $14.2 million increase from the prior year. Interest expense for 2016 reflected interest on Impax’s $600.0 million convertible senior notes issued in 2015, interest on its $400.0 million Term Loan with Royal Bank of Canada entered into in 2016 to fund the Teva Transaction, and unused line of credit fees on its Revolving Credit Facility with Royal Bank of Canada entered into in 2016. In contrast, prior year interest expense of $27.3 million reflected interest expense on Impax’s Term Loan with Barclays Bank PLC entered into in connection with the financing of the Tower Acquisition, which was repaid in full on June 30, 2016 using proceeds from the issuance of its $600.0 million senior notes. Refer to “Outstanding Debt Obligations” below for additional information related to Impax’s outstanding convertible notes and credit facilities. Interest income was $1.0 million for the year ended December 31, 2016, which was relatively consistent with interest income for the year ended December 31, 2015.

Reserve for Turing Receivable

During the year ended December 31, 2016, Impax recorded a reserve of $40.3 million, representing the amount of the estimated receivable due from Turing for reimbursement of Daraprim® chargebacks and Medicaid rebate liabilities. Impax received $7.7 million in payments from Turing during the fourth quarter of 2016, which reduced the reserve balance of $48.0 million as of September 30, 2016 to the reserve balance of $40.3 million as of December 31, 2016.

Gain on Sale of Asset

During the year ended December 31, 2015, Impax recognized a $45.6 million gain on the sale of its right to Daraprim®. There was no comparable gain in 2016.

Loss on Debt Extinguishment

During the year ended December 31, 2015, Impax recognized a $16.9 million loss on debt extinguishment related to the repayment of its $435.0 million term loan with Barclays Bank PLC. There was no comparable loss in 2016.

Net Change in Fair Value of Derivatives

During the year ended December 31, 2015, Impax recognized a $13.0 million expense as the net change in the fair value of its derivative instruments entered into in conjunction with its convertible senior notes due 2022. This expense resulted from the change in its stock price from June 30, 2015 to December 31, 2015. A third party valuation firm with expertise in valuing financial instruments was engaged to determine the fair value of Impax’s bond hedge derivative asset and conversion option derivative liability at each reporting period. There was no comparable change in the fair value of derivatives during 2016.

Other (Expense) Income, Net

Other expense, net was $1.4 million for the year ended December 31, 2016, a $1.8 million increase from the prior year. The increase was primarily due to the change in the fair value of the contingent consideration due to Teva pursuant to the Termination Agreement with Teva whereby Teva returned to us Impax’s full commercial rights to its then pending ANDA for methylphenidate hydrochloride and due to an increase in fixed asset impairments over the prior year.

Income Taxes

During the year ended December 31, 2016, Impax recorded an aggregate tax benefit of $104.3 million for U.S. domestic income taxes and for foreign income taxes, a decrease of $124.7 million compared to an aggregate tax provision of $20.4 million Impax recorded during the prior year. The decrease in the tax provision during 2016 compared to the prior year resulted from lower income before taxes in the year ended December 31, 2016. The effective tax rate decreased to 18.1% for the year ended December 31, 2016 compared to 34.3% for the year ended December 31, 2015.

The effective income tax rate was 18.1% for the fiscal year ended December 31, 2016, and reflected the establishment of a valuation allowance of $108.8 million against net deferred tax assets. Based on an evaluation of both the positive and negative evidence available, as discussed below, Impax determined that it was necessary to establish a valuation allowance against a significant portion of its net deferred tax assets for the fiscal year ended December 31, 2016.

A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized. When determining the amount of net deferred tax assets that are more likely than not to be realized, Impax assesses all available positive and negative evidence. This evidence includes, but is not limited to, scheduled reversal of deferred tax liabilities, prior earnings history, projected future earnings, carry-back and carry-forward periods and the feasibility of ongoing tax strategies that could potentially enhance the likelihood of the realization of a deferred tax asset. The weight given to the positive and negative evidence is commensurate with the extent the evidence may be objectively verified. As such, it is generally difficult for positive evidence regarding projected future taxable income (exclusive of reversing taxable temporary differences and carryforwards) to outweigh objective negative evidence of a recent financial reporting loss for the year ended December 31, 2016.

Based on these criteria and the relative weighting of both the positive and negative evidence available, and in particular the activity surrounding its prior earnings history, including the intangible impairments charges recognized during 2016, Impax determined that it was necessary to establish a valuation allowance against a significant portion of its net deferred tax assets as of December 31, 2016. Given the objectively verifiable negative evidence of a three-year cumulative loss which, under the provisions of FASB ASC Topic 740 is a significant element of negative evidence that is difficult to overcome, and the weighting of all available positive evidence, Impax excluded projected taxable income from the assessment of income that could be used as a source of taxable income to realize the deferred tax assets.

Liquidity and Capital Resources

Impax generally funds its operations with cash from operating activities, although Impax hasalso funded its operations with proceeds from the sale of debt and equity securities. Impax’s cash flows from operating activities consist primarily of the proceeds from sales of its products and services.

Impax expects to incur significant operating expenses, including research and development and patent litigation expenses, for the foreseeable future. In addition, Impax is generally required to make cash expenditures to manufacture and/or acquire finished product inventory in advance of selling the finished product to its customers and collecting payment, which may result in a significant use of cash. Impax believes its existing cash and cash equivalents, together with cash expected to be generated from operations and its revolving line of credit facility, will be sufficient to meet its financing requirements through the next 12 months. Impax may, however, seek additional financing through alliance, collaboration, and licensing agreements, as well as from the debt and equity capital markets, to fund capital expenditures, research and development plans, potential acquisitions, and potential revenue shortfalls due to delays in new product introductions or otherwise. Impax cannot be assured that such financing will be available on favorable terms, or at all.

Cash Flows—Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Net cash provided by operations increased by $0.4 million to $84.2 million for the year ended December 31, 2017, from $83.8 million for year ended December 31, 2016. Impax’s cash flows are impacted by its underlying results from operations and related timing of cash receipts and cash disbursements. For the year ended December 31, 2017, while Impax experienced reduced operating results, its working capital management improved in 2017, most notably with inventory and payables.

Net cash used in investing activities for the year ended December 31, 2017 was $9.7 million, a decrease of $617.4 million compared to $627.1 million in the prior year. In 2017, net cash used in investing activities primarily consisted of a $26.7 million for capital expenditures partially offset by proceeds from the sale of intangible assets and property, plant and equipment of $21.5 million. In 2016, net cash used in investing activities primarily consisted of a $585.8 million payment to fund the Teva Transaction. Increased capital expenditures in 2016 were partially offset by proceeds from the repayment by Tolmar of the outstanding $15.0 million balance due to us under Impax’s loan and security agreement with Tolmar pursuant to which provided to Tolmar one or more loans in an aggregate amount not to exceed $15.0 million (the “Tolmar Loan Agreement”).

Net cash used in financing activities for the year ended December 31, 2017 was $73.7 million, representing a decrease of $456.2 million as compared to $382.5 million net cash provided by financing activities in the prior year. In 2017, $70.0 million of principal payments were made on the $400.0 million of proceeds from the term loan entered into with Royal Bank of Canada to finance the Teva Transaction in 2016. In 2016, net cash provided by financing activities primarily consisted of $400.0 million of proceeds from the term loan entered into with Royal Bank of Canada to finance the Teva Transaction.

Cash Flows—Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

Net cash provided by operating activities for the year ended December 31, 2016 was $83.9 million, a decrease of $8.6 million as compared to the prior year $92.5 million net cash provided by operating activities. While the 2016 cash flows from operations were relatively stable compared to 2015, there were some large variations in the line items. Impax’s lower net income during 2016 was more than offset by higher non-cash items. Significant changes in non-cash items during 2016 included higher depreciation and amortization resulting from acquisition activity, non-cash interest expense, intangible asset impairment charges, and the reserve related to the receivable from Turing. Working capital items also experienced significant changes in 2016 compared to the prior year as increased cash flow from accounts receivable collections were more than offset by higher cash outflows related to profit sharing payments, higher inventory in support of product launches as well as lower cash inflows from accounts payable and accrued expenses largely related to payments made on behalf of Turing.

Net cash used in investing activities for the year ended December 31, 2016 was $627.1 million, an increase of $159.6 million compared to $467.5 million in the prior year. In 2016, net cash used in investing activities primarily consisted of a $585.8 million payment to fund the Teva Transaction. Increased capital expenditures in 2016 were partially offset by proceeds from the repayment by Tolmar of the outstanding $15.0 million balance due to us under the Tolmar Loan Agreement. Net cash used in investing activities for the prior year included a $691.3 million payment to fund the Tower Acquisition, partially offset by $200.1 million from the maturity of investments and $59.5 million in proceeds from the sale to Turing of Impax’s rights to Daraprim®, both of which had no similar activity during 2016.

Net cash provided by financing activities for the year ended December 31, 2016 was $382.5 million, representing a decrease of $118.4 million as compared to $500.9 million in the prior year. In 2016, net cash provided by financing activities primarily consisted of $400.0 million of proceeds from the term loan entered into with Royal Bank of Canada to finance the Teva Transaction. In contrast, prior year net cash provided by financing activities included $600.0 million from the issuance of convertible notes and $88.3 million from the sale of warrants, offset by the payment of $147.0 million to purchase the bond hedge derivative asset, for which similar activity did not occur during 2016.

Commitments and Contractual Obligations

Impax’s contractual obligations as of December 31, 2017 were as follows (in thousands):

	Payments Due by Period
Contractual Obligations	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Open Purchase Order Commitments	$108,071	$108,071	$—	$—	$—
Operating Leases(a)	28,142	5,575	6,318	5,136	11,113
Long-term debt obligations	925,000	20,000	305,000	600,000	—
Interest payments on long-term debt obligations(b)	112,852	29,286	77,566	6,000	—

Total(c)	$1,174,065	$162,932	$388,884	$611,136	$11,113

(a)	Impax leases office, warehouse, and laboratory facilities under non-cancelable operating leases with expiration dates through December 2027. Impax also leases certain equipment under various non-cancelable operating leases with various expiration dates through July 2022.
(b)	Interest on existing debt obligations was calculated based on applicable rates at December 31, 2017.
(c)	Liabilities for uncertain tax positions FASB ASC Topic 740, Sub-topic 10, were excluded as Impax is not able to make a reasonably reliable estimate of the amount and period of related future payments. As of December 31, 2017, Impax had a $3.5 million provision for uncertain tax positions.

Off-Balance Sheet Arrangements

Impax did not have any off-balance sheet arrangements as of December 31, 2017 and 2016.

Outstanding Debt Obligations

Royal Bank of Canada Credit Facilities

On August 3, 2016, Impax entered into a restatement agreement with Royal Bank of Canada, as administrative agent, and the lenders and guarantors party thereto (the “Restatement Agreement”). The Restatement Agreement amends and restates the existing Revolving Credit Facility Agreement (as amended and restated and amended to date, the “Amended and Restated Credit Agreement”) to, among other things, (i) add a term loan feature to allow for the borrowing of up to $400.0 million of term loans (the “Term Loan Facility”) by us in accordance with the terms of the Amended and Restated Credit Agreement, (ii) increase the aggregate principal amount of revolving loans permitted under the Amended and Restated Credit Agreement (the “Revolving Credit Facility,” and, together with the Term Loan Facility, the “RBC Credit Facilities”), from $100.0 million to $200.0 million and (iii) extend the maturity date of the Revolving Credit Facility from August 4, 2020 to August 3, 2021. On March 27, 2017, Impax entered into Amendment No. 1 by and among us, Royal Bank of Canada, as administrative agent, and the lenders party thereto (the “Amendment”) to the Amended and Restated Credit Agreement.

Borrowings under the Amended and Restated Credit Agreement will accrue interest at a rate equal to LIBOR or the base rate, plus an applicable margin. The applicable margin may be increased or reduced by 0.25% based on Impax’s total net leverage ratio. Up to $12.5 million of the Revolving Credit Facility is available for issuance of letters of credit and any such letters of credit will reduce the amount available under the Revolving Credit Facility on a dollar-for-dollar basis. Impax is required to pay a commitment fee to the lenders on the average daily unused portion of the Revolving Credit Facility at 0.50% or 0.375% per annum, depending its total net leverage ratio.

The Amended and Restated Credit Agreement contains certain negative covenants (subject to exceptions, materiality thresholds and other allowances) including, without limitation, negative covenants that limit Impax’s and its restricted subsidiaries’ ability to incur additional debt, guarantee other obligations, grant liens on assets, make loans, acquisitions or other investments, dispose of assets, make optional payments in connection with or modify certain debt instruments, pay dividends or make other payments on capital stock, engage in mergers or consolidations, enter into arrangements that restrict Impax’s and its restricted subsidiaries’ ability to pay dividends or grant liens, engage in transactions with affiliates, or change its fiscal year. Prior to the effective date of the Amendment on March 27, 2017 the Amended and Restated Credit Agreement also included a financial maintenance covenant whereby Impax must not permit its total net leverage ratio in any 12-month period to exceed 5.00:1.00, as tested at the end of each fiscal quarter. Effective as of March 27, 2017 and pursuant to Amendment, the total net leverage ratio financial covenant was replaced with a senior secured net leverage ratio financial covenant. Pursuant to the Amendment, Impax must not permit its senior secured net leverage ratio to exceed 2.50:1.00 and its interest coverage ratio to be less than 3.00:1.00, in each case in any 12-month period, as tested at the end of each fiscal quarter. Impax were in compliance with all of its covenants under the Amended and Restated Credit Agreement as of December 31, 2017.

The Amended and Restated Credit Agreement contains events of default, including, without limitation (subject to customary grace periods and materiality thresholds), events of default upon (i) the failure to make payments pursuant to the terms of the Amended and Restated Credit Agreement, (ii) violation of covenants, (iii) incorrectness of representations and warranties, (iv) cross-default and cross-acceleration to other material indebtedness, (v) bankruptcy events, (vi) material monetary judgments (to the extent not covered by insurance), (vii) certain matters arising under the Employee Retirement Income Security Act of 1974, as amended, that could reasonably be expected to result in a material adverse effect, (viii) the actual or asserted invalidity of the documents governing the RBC Credit Facilities, any material guarantees or the security interests (including priority thereof) required under the Amended and Restated Credit Agreement and (ix) the occurrence of a change of control (as defined therein). Upon the occurrence of certain events of default, the obligations under the Amended and Restated Credit Agreement may be accelerated and any remaining commitments thereunder may be terminated.

The full amount of the proceeds from the Term Loan Facility of $400.0 million, along with $196.4 million of cash were used to finance the Teva Transaction, including transaction fees, on its closing date of August 3, 2016. As of December 31, 2017, the full amount of the $200.0 million Revolving Credit Facility remains available to us for working capital and other general corporate purposes.

In connection with the Term Loan Facility, Impax incurred $11.0 million of debt issuance costs for banking, legal and accounting fees and other expenses during the third quarter of 2016. In connection with the Amendment, Impax incurred $0.8 million of debt issuance costs for banking fees during the first quarter of 2017. These debt issuance costs were recorded on Impax’s consolidated balance sheet as a reduction to the current and long-term portions of debt related to the Term Loan Facility. These deferred debt issuance costs will be accreted to interest expense over the term of the debt using the effective interest method. In connection with the increase in the aggregate principal amount of revolving loans permitted under the Revolving Credit Facility, Impax incurred $0.8 million of debt issuance costs for banking fees which were recorded as an asset with current and long-term portions on its consolidated balance sheet. These deferred debt issuance costs, in addition to the $0.3 million balance remaining from the initial balance remaining from the initial $100.0 million revolving credit facility, will be amortized to interest expense over the term of the Revolving Credit Facility using the straight-line method.

For the year ended December 31, 2017, Impax recognized $17.7 million of interest expense related to the Term Loan Facility, of which $15.5 million was cash and $2.2 million was non-cash accretion of the debt discount recorded for deferred debt issuance costs. For the period of August 3, 2016 through December 31, 2016, Impax recognized $6.9 million of interest expense related to the Term Loan Facility, of which $6.0 million was cash and $0.9 million was non-cash accretion of debt discounts recorded for deferred debt issuance costs. As of December 31, 2017, the Term Loan Facility had a carrying value of $317.5 million, of which $17.8 million is classified as current debt and $299.7 million is classified as long-term debt on Impax’s consolidated balance sheet. The Term Loan Facility requires us to make quarterly principal payments of $5.0 million beginning from December 2016 through June 2021, and the remaining principal balance is payable in August 2021. As of December 31, 2017, the outstanding principal amount for the Term Loan Facility was $325.0 million.

Loss on Early Extinguishment of Debt—Voluntary Prepayment of $50.0 Million of Principal—RBC Term Loan Facility

On February 28, 2017, Impax made a voluntary prepayment in the amount of $50.3 million under its Term Loan Facility representing $50.0 million of principal amount and $0.3 million of accrued interest thereon. As a result of the voluntary prepayment, for the quarter ended March 31, 2017, Impax recorded a loss on early extinguishment of debt of $1.2 million to write-off a pro rated portion of the related unaccreted debt issuance costs.

2% Convertible Senior Notes due June 2022

On June 30, 2015, Impax issued an aggregate principal amount of $600.0 million of 2.00% Convertible Senior Notes due June 2022 (the “Notes”) in a private placement offering, which are its senior unsecured obligations. The Notes were issued pursuant to an Indenture dated June 30, 2015 (the “Indenture”) between us and Wilmington Trust, N.A., as trustee. The Indenture includes customary covenants and sets forth certain events of default after which the Notes may be due and payable immediately. The Notes will mature on June 15, 2022, unless earlier redeemed, repurchased or converted. The Notes bear interest at a rate of 2.00% per year, and interest is payable semiannually in arrears on June 15 and December 15 of each year, beginning on December 15, 2015.

The conversion rate for the Notes is initially set at 15.7858 shares per $1,000 of principal amount, which is equivalent to an initial conversion price of $63.35 per share of Impax’s common stock. If a Make-Whole Fundamental Change (as defined in the Indenture) occurs or becomes effective prior to the maturity date and a holder elects to convert its Notes in connection with the Make-Whole Fundamental Change, Impax are obligated to increase the conversion rate for the Notes so surrendered by a number of additional shares of its common stock as prescribed in the Indenture. Additionally, the conversion rate is subject to adjustment in the event of an equity restructuring transaction such as a stock dividend, stock split, spinoff, rights offering, or recapitalization through a large, nonrecurring cash dividend (“standard antidilution provisions,” per FASB ASC 815-40, Contracts in Entity’s Own Equity (“ASC 815-40”)).

The Notes are convertible at the option of the holders at any time prior to the close of business on the business day immediately preceding December 15, 2021 only under the following circumstances:

(i)	If during any calendar quarter commencing after the quarter ending September 30, 2015 (and only during such calendar quarter) the last reported sale price of Impax’s common stock for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter is greater than 130% of the conversion price on each applicable trading day; or

(ii)	If during the five business day period after any 10 consecutive trading day period (the “measurement period”) in which the trading price per $1,000 of principal amount of Notes for each trading day of the measurement period was less than 98% of the product of the last report sale price of Impax’s common stock and the conversion rate on each such trading day; or

(iii)	Upon the occurrence of corporate events specified in the Indenture.

On or after December 15, 2021 until the close of business on the second scheduled trading day immediately preceding the maturity date, the holders may convert their Notes at any time, regardless of the foregoing circumstances. Impax may satisfy its conversion obligation by paying or delivering, as the case may be, cash, shares of its common stock, or a combination of cash and shares of its common stock, at its election and in the manner and subject to the terms and conditions provided in the Indenture.

Concurrently with the offering of the Notes and using a portion of the proceeds from the sale of the Notes, Impax entered into a series of convertible note hedge and warrant transactions (the “Note Hedge Transactions” and “Warrant Transactions”) which are designed to reduce the potential dilution to its stockholders and/or offset the cash payments Impax are required to make in excess of the principal amount upon conversion of the Notes. The Note Hedge Transactions and Warrant Transactions are separate transactions, in each case, entered into by us with a financial institution and are not part of the terms of the Notes. These transactions will not affect any holder’s rights under the Notes, and the holders of the Notes have no rights with respect to the Note Hedge Transactions and Warrant Transactions. See “Note 10. Debt” and “Note 11. Stockholders’ Equity” for additional information.

For the years ended December 31, 2017 and December 31, 2016, Impax recognized $35.5 million and $33.8 million, respectively, of interest expense related to the Notes, of which $12.0 million and $12.0 million, respectively, was cash and $23.5 million and $21.8 million, respectively, was non-cash accretion of the debt discounts recorded. As the Notes mature in 2022, they have been classified as long-term debt on Impax’s consolidated balance sheets, with a carrying value of $469.9 million and $446.4 million as of December 31, 2017 and December 31, 2016, respectively. Accrued interest payable on the Notes of $0.5 million as of both December 31, 2017 and December 31, 2016 is included in accrued expenses on Impax’s consolidated balance sheets.

On November 6, 2017, Impax entered into a supplemental indenture (the “First Supplemental Indenture”) to the Indenture. The First Supplemental Indenture was entered into to effectuate certain amendments to the

Indenture in connection with the consummation of Impax’s consent solicitation with respect to the Notes on October 30, 2017, seeking consents from holders of the Notes to the proposed amendments as set forth in the First Supplemental Indenture.

The First Supplemental Indenture (a) amends a covenant in the Indenture relating to Impax’s corporate existence, (b) allows Impax to satisfy its reporting requirements by providing reports of any parent entity, (c) adds a provision to the Indenture requiring Impax to make and consummate a tender offer for any outstanding notes under the Indenture, and (d) expressly authorizes Impax to consummate the transactions contemplated by the Business Combination Agreement.

Critical Accounting Policies and Use of Estimates

The preparation of Impax’s consolidated financial statements in accordance with accounting principles generally accepted in the United States (“GAAP”) and the rules and regulations of the U.S. Securities & Exchange Commission (“SEC”) require the use of estimates and assumptions, based on complex judgments considered reasonable, and affect the reported amounts of assets and liabilities and disclosure of contingent assets and contingent liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant judgments are employed in estimates used in determining values of tangible and intangible assets, contingent consideration, legal contingencies, tax assets and tax liabilities, fair value of share-based compensation related to equity incentive awards issued to employees and directors, and estimates used in applying Impax’s revenue recognition policy including those related to accrued chargebacks, rebates, distribution service fees, product returns, Medicare, Medicaid, and other government rebate programs, shelf-stock adjustments, and the timing and amount of deferred and recognized revenue under its several alliance and collaboration agreements. Actual results may differ from estimated results. Certain prior year amounts have been reclassified to conform to the presentation for the year ended December 31, 2017.

Although Impax believes its estimates and assumptions are reasonable when made, they are based upon information available to us at the time they are made. Impax periodically reviews the factors having an influence on its estimates and, if necessary, adjust such estimates. Due to the risks and uncertainties involved in Impax’s business and evolving market conditions, and given the subjective element of the estimates made, actual results may differ from estimated results. This possibility may be greater than normal during times of pronounced economic volatility.

Impax Generics sales, net, and Impax Specialty Pharma sales, net. Impax recognizes revenue from the sale of products when title and risk of loss of the product is transferred to the customer and the sales price is fixed and determinable. Provisions for discounts, early payments, rebates, sales returns and distributor chargebacks under terms customary in the industry are provided for in the same period the related sales are recorded. Impax record estimated reductions to revenue at the time of the initial sale and these estimates are based on the sales terms, historical experience and trend analysis.

Gross to Net Sales Accruals. Sales returns accruals are based on using a historical lag period, which is the time between when the product is sold and when it is ultimately returned, and estimated return rates which may be adjusted based on various assumptions including: changes to internal policies and procedures, business practices, commercial terms with customers, and the competitive position of each product; the amount of inventory in the wholesale and retail supply chain; the introduction of new products; and changes in market sales information. Impax also consider other factors, including significant market changes which may impact future expected returns, and actual product returns. Impax allow our customers to return product if approved by authorized personnel in writing or by telephone with the lot number and expiration date accompanying any request and if such products are returned within six months prior to or until twelve months following, the product’s expiration date. Impax estimates and recognizes an accrued provision for product returns as a percentage of gross sales based upon historical experience. Any changes from the historical trend rates are considered in determining the current sales return allowance. If the historical data Impax uses to calculate these estimates do not properly reflect future returns, then a change in the allowance would be made in the period in which such a determination is made and revenues in that period could be materially affected.

Cash discount accruals are based on payment terms extended to customers which are generally 2% to 3% of the gross selling price, as an incentive for paying within invoice terms, which generally range from 30 to 90 days. An estimate of cash discounts is recorded in the same period when revenue is recognized.

Government rebate accruals are based on estimated payments due to governmental agencies for purchases made by third parties under various governmental programs. U.S. Medicaid rebate accruals are generally based on historical payment data and estimates of future Medicaid beneficiary utilization applied to the Medicaid unit rebate formula established by the Center for Medicaid and Medicare Services. The accrual of the rebates associated with Medicaid Managed Care Organizations is calculated based on actual billings received from the states. Impax adjusts the rebate accruals as more information becomes available and to reflect actual claims experience. Effective January 1, 2011, manufacturers of pharmaceutical products are responsible for 50% of the patient’s cost of branded prescription drugs related to the Medicare Part D Coverage Gap. In order to estimate the cost to us of this coverage gap responsibility, Impax analyzes the historical invoices. This expense is recognized throughout the year as costs are incurred. TRICARE is a health care program of the U.S. Department of Defense Military Health System that provides civilian health benefits for military personnel, military retirees and their dependents. TRICARE rebate accruals are based on estimated Department of Defense eligible sales multiplied by the TRICARE rebate formula.

Rebates and administrative fees are offered to certain customers, group purchasing organizations and pharmacy benefit managers, consistent with pharmaceutical industry practices. Settlement of rebates and fees may generally occur from one to 15 months from the date of sale. Impax provides a provision for rebates and administrative fees at the time of sale based on contracted rates and historical redemption rates. Assumptions used to establish the provision include level of customer inventories, contract sales mix and average contract pricing. Impax regularly reviews the information related to these estimates and adjust the provision accordingly.

Chargeback accruals are based on the differentials between product acquisition prices paid by wholesalers and lower contract pricing paid by eligible customers.

Distribution service fee accruals are based on contractual fees to be paid to the wholesale distributor for services provided.

A significant majority of Impax’s gross to net accruals are the result of chargebacks and rebates and administrative fees, with the majority of those programs having an accrual to payment cycle of three months. In addition to this relatively short accrual to payment cycle, Impax receives monthly information from the wholesalers regarding their sales of its products and actual on hand inventory levels of its products. During the year ended December 31, 2017, the three large wholesalers account for 99% of Impax’s chargebacks and 66% of its indirect sales rebates. Consistent with the pharmaceutical industry, the accrual to payment cycle for returns is longer and can take several years depending on the expiration of the related products. However, returns represent the smallest gross to net adjustment. Impax has not experienced any significant changes in its estimates as it relates to its chargebacks, rebates or returns in each of the years in the three-year period ended December 31, 2017.

The following tables are rollforwards of the activity in the reserves for the years ended December 31, 2017, 2016 and 2015 with an explanation for any significant changes in the accrual percentages (in thousands):

	Years Ended December 31,
	2017	2016	2015
Chargeback reserve
Beginning balance	$151,978	$102,630	$43,125
Acquired balances	—	—	24,532
Provision recorded during the period	1,212,039	1,011,400	833,157
Credits issued during the period	(1,227,126)	(962,052)	(798,184)

Ending balance	$136,891	$151,978	$102,630

Provision as a percent of gross product sales	42%	36%	34%

As noted in the table above, the provision for chargebacks, as a percent of gross product sales, increased to 42% in 2017 from 36% in 2016 primarily due to the change in products sales mix due to the Teva Transaction, which closed in August 2016 and which products carry a higher chargeback rate, a higher chargeback rate on both Fenofibrate and Budesonide product sales due to increase market competition in 2017 and lower product sales of Diclofenac Sodium Gel, which carried a lower chargeback rate.

The aggregate provision for chargebacks, as a percent of gross product sales, increased to 36% in 2016 from 34% in 2015 primarily as a result of product sales mix and inclusion of product sales from the Tower Acquisition and Teva Transaction.

	Years Ended December 31,
	2017	2016	2015
Rebate reserve
Beginning balance	$300,647	$265,229	$88,812
Acquired balances	—	—	75,447
Provision recorded during the period	663,724	768,629	571,642
Credits issued during the period	(769,104)	(733,211)	(470,672)

Ending balance	$195,267	$300,647	$265,229

Provision as a percent of gross product sales	23%	27%	23%

As noted in the table above, the provision for rebates, as a percent of gross product sales, decreased from 27% during the year ended December 31, 2016 to 23% during the year ended December 31, 2017 as a result of lower product sales of Diclofenac Sodium Gel, which carried a higher rebate rate, and the discontinuation of the Amphetamine Salts IR products in May 2017, which carried a higher rebate rate.

The provision for rebates, as a percent of gross product sales, increased from 23% during the year ended December 31, 2015 to 27% during the year ended December 31, 2016 as a result of product sales mix, the formation of alliances between certain major wholesalers and major retailers and the inclusion of product sales from the Tower Acquisition, which carry a higher rebate rate.

The table above represents rebates in both the Impax Generics and Impax Specialty Pharma divisions. The payment mechanisms for rebates in the Impax Generics and Impax Specialty Pharma divisions are different, which impacts the location on its balance sheet. Only rebates in the Impax Generics division are shown, as Impax Specialty Pharma rebates are classified as Accrued Expenses on Impax’s consolidated balance sheets.

	Years Ended December 31,
	2017	2016	2015
Returns reserve
Beginning balance	$72,888	$48,950	$27,174
Acquired balances	—	—	11,364
Provision related to sales recorded in the period	47,709	52,383	43,967
Credits issued during the period	(44,304)	(28,445)	(33,555)

Ending balance	$76,293	$72,888	$48,950

Provision as a percent of gross product sales	1.7%	1.9%	2.0%

As noted in the table above, the provision for returns as a percent of gross product sales decreased to 1.7% in 2017 compared to 1.9% in 2016 as a result of slightly lower historical returns experience.

The provision for returns as a percent of gross product sales decreased to 1.9% in 2016 compared to 2.0% in 2015 as a result of slightly lower historical returns experience.

Medicaid and Other Government Pricing Programs. As required by law, Impax provides a rebate payment on drugs dispensed under the Medicaid, Medicare Part D, TRICARE, and other U.S. government pricing programs. Impax determines its estimate of the accrued rebate reserve for government programs primarily based on historical experience of claims submitted by the various states, and other jurisdictions, as well as any new information regarding changes in the pricing programs that may impact its estimate of rebates. In determining the appropriate accrual amount, Impax considers historical payment rates and processing lag for outstanding claims and payments. Impax records estimates for government rebate payments as a deduction from gross sales, with corresponding adjustments to accrued liabilities. The accrual for payments under government pricing programs totaled $60.3 million, $72.1 million, and $91.7 million as of December 31, 2017, December 31, 2016 and December 31, 2015, respectively.

Shelf-Stock Adjustments. Based upon competitive market conditions, Impax may reduce the selling price of some of its products to customers for certain future product shipments. Impax may issue a credit against the sales amount to a customer based upon its remaining inventory of the product in question, provided the customer agrees to continue to make future purchases of product from us. This type of customer credit is referred to as a shelf-stock adjustment, which is the difference between the sales price and the revised lower sales price, multiplied by an estimate of the number of product units on hand at a given date. Decreases in selling prices are discretionary decisions made by us in response to market conditions, including estimated launch dates of competing products and estimated declines in market price. The accrued reserve for shelf-stock adjustments totaled $7.5 million, $7.0 million, and $6.6 million as of December 31, 2017, December 31, 2016 and December 31, 2015, respectively.

Rx Partner and OTC Partner. Each of Impax’s Rx Partner and OTC Partner agreements contain multiple deliverables in the form of products, services and/or licenses over extended periods. FASB ASC Topic 605-25 supplemented SAB 104 and provides guidance for accounting for such multiple-element revenue arrangements. With respect to its multiple-element revenue arrangements that are material to its financial results, Impax determines whether any or all of the elements of the arrangement should be separated into individual units of accounting under FASB ASC Topic 605-25. If separation into individual units of accounting is appropriate, Impax recognizes revenue for each deliverable when the revenue recognition criteria specified by SAB 104 are achieved for the deliverable. If separation is not appropriate, Impax recognizes revenue and related direct manufacturing costs over the estimated life of the agreement or its estimated expected period of performance using either the straight-line method or a modified proportional performance method.

The Rx Partners and OTC Partners agreements obligate us to deliver multiple goods and/or services over extended periods. Such deliverables include manufactured pharmaceutical products, exclusive and semi-exclusive marketing rights, distribution licenses, and research and development services. In exchange for these deliverables, Impax receives payments from its agreement partners for product shipments and research and development services, and may also receive other payments including royalty, profit sharing, upfront payments, and periodic milestone payments. Revenue received from Impax’s partners for product shipments under these agreements is generally not subject to deductions for chargebacks, rebates, product returns, and other pricing adjustments. Royalty and profit sharing amounts Impax receives under these agreements are calculated by the respective agreement partner, with such royalty and profit share amounts generally based upon estimates of net product sales or gross profit which include estimates of deductions for chargebacks, rebates, product returns, and other adjustments the alliance agreement partners may negotiate with their customers. Impax records the agreement partner’s adjustments to such estimated amounts in the period the agreement partner reports the amounts to us.

OTC Partner revenue was previously related to Impax’s alliance and collaboration agreement with Pfizer, Inc., formerly Wyeth LLC (“Pfizer”) and its supply agreement with L. Perrigo Company (“Perrigo”) with respect to the supply of over-the-counter pharmaceutical product Loratadine and Pseudoephedrine Sulfate 5 mg/120 mg 12-hour Extended Release Tablets (the “D12 Product”). Following the expiration of its obligation to supply the D12 Product to Pfizer and Perrigo as described below, Impax does not currently sell any over-the-counter pharmaceutical products through this sales channel. Impax previously recognized profit share revenue in the period earned.

During the quarter ended September 30, 2016, Impax sold the ANDAs for both the D12 Product and Loratadine and Pseudoephedrine Sulfate 10 mg/240 mg 24-hour Extended Release Tablets, in addition to other specified assets, to Perrigo pursuant to an asset purchase agreement with Perrigo dated as of March 31, 2016 (the “Perrigo APA”). Under the terms of the Perrigo APA, Impax was required to continue to supply the D-12 Product to Pfizer and Perrigo until the date that was the earliest of (i) the date that Perrigo’s manufacturing facility was approved to manufacture the D-12 Product and (ii) December 31, 2017. On November 30, 2017, Impax transferred manufacturing of the D12 Product to Perrigo and assigned and transferred its supply agreement with Pfizer in its entirety to Perrigo in accordance with the Perrigo APA.

Research Partner. Impax has entered into development agreements with unrelated third-party pharmaceutical companies under which Impax iscollaborating in the development of five dermatological products, including four generic products and one branded dermatological product. Impax is not currently in the process of developing the branded dermatological product. Under each of the development agreements, Impax received an upfront fee with the potential to receive additional milestone payments upon completion of contractually specified clinical and regulatory milestones. Impax defers and recognizes revenue received from the achievement of contingent research and development milestones in the period such payment is earned. Impax will recognize royalty fee income, if any, as current period revenue when earned.

Estimated Lives of Alliance and Collaboration Agreements. Because Impax may defer revenue Impax receives under its alliance agreements, and recognize it over the estimated life of the related agreement, or its expected period of performance, Impax isrequired to estimate the recognition period under each such agreement in order to determine the amount of revenue to be recognized in each period. Sometimes this estimate is based on the fixed term of the particular alliance agreement. In other cases the estimate may be based on more subjective factors as noted in the following paragraphs. While changes to the estimated recognition periods have been infrequent, such changes, should they occur, may have a significant impact on Impax’s consolidated financial statements.

Third-Party Research Agreements. In addition to its own research and development resources, Impax may use unrelated third-party vendors, including universities and independent research companies, to assist in its research and development activities. These vendors provide a range of research and development services to us, including clinical and bio-equivalency studies. Impax generally signs agreements with these vendors which establish the terms of each study performed by them, including, among other things, the technical specifications of the study, the payment schedule, and timing of work to be performed. Third-party researchers generally earn payments either upon the achievement of a milestone, or on a pre-determined date, as specified in each study agreement. Impax accounts for third-party research and development expenses as they are incurred according to the terms and conditions of the respective agreement for each study performed, with an accrued expense at each balance sheet date for estimated fees and charges incurred by us, but not yet billed to us. Impax monitors aggregate actual payments and compare them to the estimated provisions to assess the reasonableness of the accrued expense balance at each quarterly balance sheet date.

Share-Based Compensation. Impax recognizes the grant date fair value of each option and restricted share over its vesting period. Stock options and restricted stock awards granted under the 2002 Plan generally vest over a four year period and, in the case of stock options, have a term of ten years. Impax estimates the fair value of each stock option award on the grant date using the Black-Scholes-Merton option-pricing model, wherein expected volatility is based on historical volatility of its common stock. Impax bases the expected term calculation on the “simplified” method described in SAB No. 107, Share-Based Payment and SAB No. 110, Share-Based Payment, because it provides a reasonable estimate in comparison to its actual experience. Impax bases the risk-free interest rate on the U.S. Treasury yield in effect at the time of grant for an instrument with a maturity that is commensurate with the expected term of the stock options. The dividend yield is zero as Impax has never paid cash dividends on its common stock, and have no present intention to pay cash dividends.

Income Taxes. Impax is subject to U.S. federal, state and local income taxes, Netherlands income tax, Republic of Ireland income tax and Taiwan R.O.C. income taxes. In accordance with U.S. Securities and Exchange Commission Staff Accounting Bulletin No. 118 (“SAB 118”) the amounts recorded in the fourth quarter of 2017 related to the 2017 Tax Reform Act represent reasonable estimates based on Impax’s analysis to date and are considered to be provisional and subject to revision during 2018. Provisional amounts were recorded for the Transition Tax, and the re-measurement of its 2017 U.S. net deferred tax liabilities. These amounts are considered to be provisional as Impax continues to assess available tax methods and elections and refine its computations. In addition, further regulatory guidance related to the 2017 Tax Reform Act is expected to be issued in 2018 which may result in changes to Impax’s current estimates. Any revisions to the estimated impacts of the 2017 Tax Reform Act will be recorded quarterly until the computations are complete which is expected no later than the fourth quarter of 2018.

Significant management judgment is required in determining the provision for income taxes, deferred tax assets and liabilities, and any valuation allowance recorded against net deferred tax assets. The process involves summarizing temporary differences between the financial statement carrying values (in accordance with U.S. GAAP) and the tax bases of Impax’s assets and liabilities. These differences result in a net deferred tax asset or liability, which is included within the consolidated balance sheet. In addition, Impax is required to assess whether valuation allowances should be established against its deferred tax assets based on consideration of all available evidence using a “more likely than not” standard. To the extent a valuation allowance is established in a period, an expense must generally be recorded within the income tax provision in the statement of operations.

In assessing the realizability of its deferred tax assets, Impax considers whether it is more likely than not that its deferred tax assets will be realized based upon all available evidence, including, but not limited to, scheduled reversal of deferred tax liabilities, prior earnings history, projected future earnings, carryback and carryforward periods and the feasibility of ongoing tax strategies that could potentially enhance the likelihood of the realization of a deferred tax asset. The weight Impax affords the evidence is commensurate with the extent the evidence may be objectively verified. As such, Impax did not rely on or project future taxable income (exclusive of reversing taxable temporary differences and carryforwards) to outweigh objective negative evidence of a recent financial reporting loss for the years ended December 31, 2017 or December 31, 2016.

In relying on the objectively verifiable negative evidence of the three-year cumulative loss, and in not considering or projecting taxable income under the provisions of FASB ASC Topic 740, “Income Taxes,” Impax confined its sources of income to realize the deferred tax assets to (1) carryback to recover taxes paid in the current year or prior years and (2) offsetting taxable amounts related to taxable temporary differences within the carryback or carryforward period for which deferred tax liabilities are more likely than not to be realized. The deferred tax liabilities consist of indefinite-lived acquired in-process research and development (“IPR&D”) product rights.

Impax’s consolidated net deferred tax asset valuation allowance totaled $184.6 million as of December 31, 2017, such that Impax realizes on a more likely than not basis, a tax-effected net deferred tax liability of $3.2 million. If actual results differ from these estimates or these estimates are adjusted in future periods, the valuation allowance may need to be adjusted, which could materially impact Impax’s financial position and results of operations. If sufficient positive evidence arises in the future indicating that all or a portion of the deferred tax assets meet the more likely than not standard for realization, the valuation allowance would be reduced accordingly in the period that such a conclusion is reached.

Impax recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Impax reevaluates the effect of uncertain income tax positions on a quarterly basis, and any changes in recognition or measurement are reflected in the period in which the change in judgment occurs. This evaluation is based on factors including, but not limited to, changes in facts and circumstances, changes in tax law, effectively settled issues, and new audit activity. Any changes in these factors could result in changes to a tax benefit or tax provision.

Contingencies. In the normal course of business, Impax is subject to loss contingencies, such as legal proceedings and claims arising out of its business, covering a wide range of matters, including, among others, patent litigation, stockholder lawsuits, and product and clinical trial liability. In accordance with FASB ASC Topic 450, “Contingencies,” Impax records accrued loss contingencies when it is probable a liability will be incurred and the amount of loss can be reasonably estimated. Impax do not recognize gain contingencies until they have been realized.

Intangible Assets. Impax’s intangible assets include both finite lived and indefinite lived assets. Finite lived intangible assets, consisting of marketed product rights and royalties received from product sales by Impax’s third party partners, are amortized over the estimated useful life of the asset based on the pattern in which the economic benefits are expected to be consumed or otherwise used up or, if that pattern is not readily determinable, on a straight-line basis. Indefinite-lived intangible assets consist of acquired IPR&D product rights and acquired future royalty rights to be paid based on other companies’ net sales of products not yet approved. IPR&D assets acquired in a business combination are considered indefinite-lived until the completion or abandonment of the associated research and development efforts. Amortization over the estimated useful life will commence at the time of the respective product’s launch. If FDA approval to market the product is not obtained, Impax will immediately expense the related capitalized cost.

Finite lived intangible assets are tested for impairment when events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. All of Impax’s indefinite-lived intangible assets are tested for impairment at least annually during the fourth quarter of the fiscal year, or more often if indicators of impairment are present. Impairment testing requires management to estimate the future undiscounted cash flows of an intangible asset using assumptions believed to be reasonable, but which are unpredictable and inherently uncertain. Actual future cash flows may differ from the estimates used in the impairment testing. Impax recognizes an impairment loss when and to the extent that the estimated fair value of an intangible asset is less than its carrying value.

Goodwill. In accordance with FASB ASC Topic 350, “Goodwill and Other Intangibles,” rather than recording periodic amortization of goodwill, goodwill is subject to an annual assessment for impairment. Under

FASB ASC Topic 350, if the fair value of the reporting unit exceeds the reporting unit’s carrying value, including goodwill, then goodwill is considered not impaired, making further analysis not required. Impax considers each of its Impax Generics division and Impax Specialty Pharma division operating segments to be a reporting unit, as this is the lowest level for each of which discrete financial information is available. Impax attributes $59.7 million of goodwill to the Impax Specialty Pharma division and $147.6 million of goodwill to the Impax Generics division.

Impax concluded the carrying value of goodwill was not impaired as of December 31, 2017 and 2016, as the fair value of the Impax Specialty Pharma division and the Impax Generics division exceeded their respective carrying values at each date. In the fourth quarter of 2017, Impax determined that it was not more likely than not that the fair value of goodwill was less than its carrying value. As a result Impax did not perform a quantitative analysis. In the fourth quarter of 2016, Impax performed a quantitative analysis and estimated the fair value of the Impax Specialty Pharma division and the Impax Generics division using a discounted cash flow model for both the reporting unit and the enterprise, as well as earnings and revenue multiples per common share outstanding for enterprise fair value. In addition, on a quarterly basis, Impax performs a review of its business operations to determine whether events or changes in circumstances have occurred that could have a material adverse effect on the estimated fair value of each reporting unit, and thus indicate a potential impairment of the goodwill carrying value. If such events or changes in circumstances were deemed to have occurred, Impax would perform an interim impairment analysis, which may include the preparation of a discounted cash flow model, or consultation with one or more valuation specialists, to analyze the impact, if any, on its assessment of the reporting unit’s fair value.

Recent Accounting Pronouncements

Recently issued accounting standards are discussed in Note 5 of the consolidated financial statements of Impax included elsewhere in this prospectus.

Quantitative and Qualitative Disclosures about Market Risk

Impax’s cash is held on deposit in demand accounts at large financial institutions in amounts in excess of the Federal Deposit Insurance Corporation (FDIC) insurance coverage limit of $250,000 per depositor, per FDIC-insured bank, per ownership category. Impax’s cash equivalents are comprised of highly-rated money market funds. Impax had no short-term investments as of December 31, 2017 or December 31, 2016.

Financial instruments that potentially subject us to concentrations of credit risk consist principally of cash equivalents and accounts receivable. Impax limits its credit risk associated with cash equivalents by placing investments with high credit quality securities, including U.S. government securities, treasury bills, corporate debt, short-term commercial paper and highly-rated money market funds. Impax is party to a Term Loan facility of $400.0 million (of which $325.0 million is outstanding as of December 31, 2017) and a Revolving Credit Facility, of up to $200.0 million pursuant to the RBC Credit Facilities. The amount under Impax’s Revolving Credit Facility is available for working capital and other general corporate purposes. Impax also issued the Notes in a private placement offering on June 30, 2015, which are its senior unsecured obligations, as described above under “Outstanding Debt Obligations.”

Impax limits its credit risk with respect to accounts receivable by performing credit evaluations when deemed necessary. Impax does not require collateral to secure amounts owed to us by its customers. Impax recorded a reserve in the amount of $48.0 million on its consolidated statement of operations for the period ended March 31, 2016, representing the full amount of the estimated receivable due from Turing for reimbursement of Daraprim® chargebacks and Medicaid rebate liabilities as of March 31, 2016. During the fourth quarter of 2016, Impax received $7.7 million in payments from Turing. During the year ended December 31, 2017, Impax increased the reserve balance by a net $4.0 million, consisting of a $5.0 million increase in the reserve resulting from additional Medicaid rebate claims received during the period and a $1.0 million reduction in the reserve resulting from payments received from Turing during the period. As of December 31, 2017, the $44.3 million estimated receivable due from Turing was fully reserved.

Prior to June 30, 2015, Impax had no derivative assets or liabilities and did not engage in any hedging activities. As a result of its June 30, 2015 issuance of the Notes described, Impax entered into a series of convertible note hedge and warrant transactions (the “Note Hedge Transactions” and “Warrant Transactions”) which are designed to reduce the potential dilution to its stockholders and/or offset the cash payments Impax is required to make in excess of the principal amount upon conversion of the Notes.

Impax does not use derivative financial instruments or engage in hedging activities in its ordinary course of business and have no material foreign currency exchange exposure or commodity price risks.

Impax does not believe that inflation has had a significant impact on its revenues or operations to date.

BUSINESS

Our Business

We are a specialty pharmaceutical company specializing in developing, manufacturing, marketing and distributing high-value generic pharmaceutical products across a broad array of dosage forms and therapeutic areas, as well as the development, manufacture and sale of branded products.

Background

Amneal

Amneal is a generic pharmaceutical company specializing in developing, manufacturing, marketing and distributing high-value generic pharmaceutical products across a broad array of dosage forms and therapeutic areas. Amneal currently markets over 125 product families in the United States and its marketed and pipeline generics portfolios cover an extensive range of dosage forms and delivery systems, including both immediate and extended release oral solids such as tablets, capsules and powders, liquids, sterile injectables, nasal sprays, inhalation and respiratory products, ophthalmics (which are sterile pharmaceutical preparations administered for ocular conditions), films, transdermal patches and topicals (which are creams or gels designed to administer pharmaceuticals locally through the skin). Amneal focuses on developing products with substantial barriers-to-entry as a result of complex drug formulations or manufacturing, legal and/or regulatory challenges. Focusing on these opportunities allows Amneal to offer FTF, FTM and other “high-value” products, which Amneal defines as products with zero to three generic competitors at time of launch. These products generally have limited competition at launch, tend to be more profitable and often have longer life cycles than other generic pharmaceuticals. As of December 31, 2017, Amneal had 156 products approved but not yet launched or pending FDA approval and another 123 products in various stages of clinical development. Over 58% of Amneal’s total generic pipeline consists of potential FTF, FTM and high-value products. Amneal has an integrated, team-based approach to product development that combines its formulation, regulatory, legal, manufacturing and commercial capabilities.

Amneal was founded in 2002 by Chintu and Chirag Patel and is a limited liability company organized under the laws of Delaware. Since Amneal’s founding, Amneal has invested heavily in R&D and infrastructure in order to fuel future growth. As a result of these investments, as well as a continued focus on quality and customer service, Amneal has developed what it believes to be one of the largest generic product pipelines in the United States, as well as comprehensive development and manufacturing expertise and capability across all major dosage forms. This allows Amneal a greater degree of profitability, control over quality and agility in the face of changing market dynamics. Amneal has also developed vertically integrated API manufacturing capabilities, which it utilizes on a selective, product-by-product basis based on API scarcity or as alternate supply for strategically critical products. As of December 31, 2017, Amneal had launched 34 products in 2017, compared to 18 and 14 for the full years ended December 31, 2016 and 2015, respectively.

For the year ended December 31, 2017, Amneal had net revenue of $1,033.7 million, net income of $169.3 million and adjusted EBITDA of $336.1 million. Amneal’s investment in growth initiatives and ability to successfully launch new products has resulted in a compound annual revenue growth rate of 10%, and an adjusted EBITDA compound annual growth rate of 9% over the last three years. Net income had a compound annual decline of 2% over the last three years. Amneal plans to strengthen its competitive position as a leading generic pharmaceutical company by continuing to focus on developing and commercializing high-value products.

As noted above, Amneal’s product development strategy emphasizes potential FTF, FTM and other high-value products. A generic pharmaceutical product is considered a FTF product if the ANDA filed with respect to such product is the first to be filed for such product which contains a paragraph IV patent challenge to the branded form of the product (a “Paragraph IV Challenge”) under the Hatch-Waxman Act FTF status provides a statutory 180-day exclusivity period if the Paragraph IV Challenge either renders a favorable court decision or the expiration of 30 months after the patent owner brings an infringement action within 45 days from receiving notification by the applicant of the patent challenge, and the ANDA is approved by the FDA. This exclusivity period may be awarded to one ANDA sponsor or, under certain circumstances, may be required to be shared with other applicable ANDA sponsors with Paragraph IV certifications. A generic product is considered an FTM product if it is the first marketed generic version of a branded pharmaceutical for reasons other than statutory exclusivity. Amneal defines other “high-value” products as those with zero to three generic competitors (not including Amneal) at the time of launch. Within Amneal’s pipeline of filed and in-development products, over 58% are intended to be FTF, FTM or otherwise high-value products. As a result, and in light of the significant investment Amneal makes in R&D and infrastructure, Amneal is well positioned to support sustainable profitability and growth with anticipated future product launches.

The principal source of growth for Amneal’s business over the last five years has been the launch of internally developed products in the United States, and it expects this trend to continue in the near future. As of December 31, 2017, Amneal’s generic product pipeline contained 279 products, of which 156 are approved but not yet launched or pending with the FDA and 123 are in active stages of development. Amneal believes the strength and breadth of its product pipeline will enable it to differentiate itself in a challenging environment for the generic manufacturing industry and to continue its track record of revenue and EBITDA growth. Additionally, because the majority of Amneal’s product launches over the next two years are with respect to generic products for which an ANDA has already been filed with the FDA, Amneal believes that such product launches carry significantly less development risk.

Approved or Pending ANDA Filings: 156
Dosage Form	# of Products	% of Total	LTM December 2017 IMS Sales ($bn)
Sterile Injectables/Aseptics	30	19%	$9.0
Oral Solids	95	61%	55.3
Liquids/Semi-solids	25	16%	5.9
Transdermals/Mucosals	6	4%	2.4

Total	156	100%	$72.6

Current Development Pipeline: 123
Dosage Form	# of Products	% of Total	LTM December 2017 IMS Sales ($bn)
Sterile Injectables/Aseptics	45	37%	$11.8
Oral Solids	43	35%	14.2
Liquids/Semi-solids	21	17%	1.8
Transdermals/Mucosals	7	6%	2.8
Respiratory	7	6%	12.9

Total	123	100%	$43.6

Figure 1. Pending ANDA Filings and Current Development Pipeline. This information is an estimate derived from the use of information under license from the following IMS health information service: SMART US Edition for the period through December, 2017. IMS expressly reserves all rights, including rights of copying, distribution and republication. The information provided by IMS is publicly available and was not prepared at the request of Impax, Amneal or Holdco.

For the years ended December 31, 2012 through 2017, Amneal invested a total aggregate of approximately $1.3 billion on R&D and capital expenditures as it built its pipeline and expanded its development and manufacturing capabilities. Amneal’s R&D expenses, including intellectual property (“IP”) legal development expenses, were approximately 15% of its net revenue in 2014, growing to 19% of its net revenue in 2016 and 17% in 2017. Going forward, Amneal expects that its investments will support strong topline and profitability growth. For further detail on Amneal’s historical GAAP R&D expenses, see the section entitled “Selected Historical Consolidated Financial Information of Amneal.”

In 2008, Amneal acquired the assets, facilities and business of Interpharm, a U.S. generic pharmaceutical company. The acquisition included Interpharm’s manufacturing sites in Long Island, New York as well as IP such as ANDAs, technology and processes. Amneal successfully integrated the acquired assets, which contributed to achieving its growth and scale targets.

While the majority of Amneal’s subsequent growth has been driven by organic product development, Amneal’s senior management team has a strong track record of executing business development opportunities and product acquisitions. In the ordinary course of business, Amneal engages in a variety of product acquisitions and business development collaborations. Apart from product acquisitions and development collaborations, over the past several years Amneal has also selectively acquired manufacturing facilities in the United States, India and Ireland in order to support its growth and expand into more complex dosage forms. A summary of key product and business acquisitions and collaborations is included in the table below:

Figure 2. Selected Transactions Completed by Amneal

1.	Amneal’s Spain and Nordics businesses were divested in September 2017 and Amneal’s Australian business was divested in August 2017.

As a generic pharmaceutical company, Amneal’s business involves marketing generic pharmaceuticals following the expiry, invalidity or non-infringement of branded company IP. As such, Amneal’s competitors may allege that Amneal is infringing their IP, forcing Amneal to expend resources in the resulting litigation.

As a generic pharmaceutical company, Amneal may periodically have significant working capital requirements, which Amneal defines as current assets less current liabilities. These can include an increase in inventory ahead of an expected product launch, for which the exact date is often uncertain; an increase in accounts receivable, as Amneal may not receive payment from its customers for several months after sale; and a decrease in accounts payable, as Amneal submits payment to its vendors and suppliers. The total sum of Amneal’s backlog orders as of December 31, 2017 was $12.2 million.

Impax

Impax is a specialty pharmaceutical company applying formulation and development expertise, as well as its drug delivery technology, to the development, manufacture and marketing of generic pharmaceutical products, in addition to the development, manufacture and marketing of branded products. Impax operates in two segments, referred to as “Impax Generics” and “Impax Specialty Pharma.” Impax Generics concentrates its efforts on generic products, which are the pharmaceutical and therapeutic equivalents of brand-name drug products and are usually marketed under their established nonproprietary drug names rather than by a brand name. Impax Specialty Pharma utilizes its specialty sales force to market proprietary branded pharmaceutical products for the treatment of central nervous system (“CNS”) disorders and other select specialty segments.

Impax was incorporated in the State of Delaware in 1995. Its corporate headquarters are located at 30831 Huntwood Avenue, Hayward, California, 94544. Impax was formerly known as Global Pharmaceutical Corporation until December 14, 1999, when Impax Pharmaceuticals, Inc., a privately held drug delivery company, merged into Global Pharmaceutical Corporation and the name of the resulting entity was changed to Impax Laboratories, Inc.

Impax Generics Division

In the generic pharmaceutical market, Impax focuses its efforts on developing, manufacturing, selling and distributing complex solid dose and alternative dosage form products covering a broad range of therapeutic areas and having technically challenging drug-delivery mechanisms or unique product development formulations. Impax employs its technologies and formulation expertise to develop generic products that reproduce brand-name products’ physiological characteristics but do not infringe any valid patents relating to such brand-name products. Generic products contain the same active ingredient and are of the same route of administration, dosage form, strength and indication(s) as brand-name products already approved for use in the United States by the FDA. Impax generally focuses its generic product development on brand-name products as to which the patents covering the active pharmaceutical ingredient have expired or are near expiration, and it employs its experience to develop bioequivalent versions of such brand-name products. Impax also develops, manufactures, sells and distributes specialty generic pharmaceuticals that it believes present certain competitive advantages, such as difficulty in raw materials sourcing, complex formulation or development characteristics or special handling requirements. Impax has generally obtained rights to its alternative dosage form products through third party alliance and collaboration agreements, such as through our partnership agreement with Tolmar, Inc. (“Tolmar”).

Impax sells and distributes generic pharmaceutical products primarily through four sales channels:

•	the “Impax Generics sales channel” for sales of generic prescription products it sells directly to wholesalers, large retail drug chains, and others;

•	the “Private Label sales channel” for generic pharmaceutical over-the-counter (“OTC”) and prescription products it sells to unrelated third party customers who in-turn sell the product to third parties under their own label;

•	the “Rx Partner sales channel” for generic prescription products sold through unrelated third-party pharmaceutical entities under their own label pursuant to alliance agreements; and

•	the “OTC Partner sales channel” for sales of generic pharmaceutical OTC products sold through unrelated third-party pharmaceutical entities under their own label pursuant to alliance agreements.

As of December 31, 2016, Impax marketed 207 generic pharmaceutical products representing dosage variations of 72 different product families through its Impax Generics division, and five other generic pharmaceutical products, representing dosage variations of two different product families, through our alliance and collaboration agreement partners. As of December 31, 2016, Impax’s significant marketed generic products were Epinephrine Auto-Injector (generic Adrenaclick®), oxymorphone hydrochloride extended release tablets (AB rated to original OPANA® ER), diclofenac sodium gel 3% (generic Solaraze®), and fenofibrate (generic Lofibra®).

As of December 31, 2017, we had 17 applications pending at the FDA. The following table lists our publicly identified product applications pending at the FDA as of December 31, 2017:

Product	Generic of
Apixaban Tablets 2.5, 5 mg	Eliquis®
Carvedilol Phosphate ER Capsules 10, 20, 40, 80 mg	Coreg CR®
Colesevelam Tablets 625mg	Welchol®
Dimethyl Fumarate DR Capsules 120, 240 mg	Tecfidera®
Fentanyl Buccal Tablet 100, 200, 400, 600, 800 mcg	Fentora®
Mixed Amphetamine Salts ER Capsules 5, 10, 15, 20, 25, 30 mg	Adderall XR®
Oxycodone ER Tablets (new formulation) 10, 15, 20, 30, 40, 60, 80 mg	Oxycontin®
Risedronate Sodium DR Tablets 35 mg	Atelvia®
Teriflunomide Tablets 14 mg	Aubagio®

Impax Specialty Pharma

Impax Specialty Pharma is engaged in the development, sale and distribution of proprietary branded pharmaceutical products that it believes represents improvements to already-approved pharmaceutical products addressing CNS disorders and other select specialty segments. Impax estimates that there are approximately 16,000 neurologists in the United States. Historically, a concentrated number of these neurologists are responsible for writing the majority of neurology prescriptions. CNS is the largest therapeutic category in the United States with 2017 sales of about $66.7 billion, or 14.2% of the $470 billion U.S. prescription drug market. CNS product sales contracted (5.2%) in 2017, compared to 1.5% growth for the overall pharmaceutical market, while total CNS prescriptions declined 1.1%, compared to a 0.2% reduction in the overall pharmaceutical industry prescriptions. (Source: IQVIA).

Impax’s branded pharmaceutical product portfolio consists of commercial CNS and other select specialty products, as well as development stage projects. In February 2012, Impax licensed from AstraZeneca UK Limited (“AstraZeneca”) the exclusive U.S. commercial rights to Zomig® (zolmitriptan) tablet, orally disintegrating tablet and nasal spray formulations pursuant to the terms of a Distribution, License, Development and Supply Agreement with AstraZeneca, which was subsequently amended (the “AZ Agreement”) and began sales of the Zomig® products under its label during the year ended December 31, 2012 through its specialty sales force. In May 2013, our exclusivity period for branded Zomig® tablets and orally disintegrating tablets expired and Impax launched authorized generic versions of those products in the United States. In June 2015, the FDA approved the Zomig® nasal spray for use in pediatric patients 12 years of age or older for the acute treatment of migraine with or without aura. In addition to the Zomig® products and our internally developed pharmaceutical product, Rytary® for the treatment of Parkinson’s disease, post-encephalitic parkinsonism, and parkinsonism that may follow carbon monoxide intoxication and/or manganese intoxication, which was approved by the FDA on January 7, 2015, Impax is currently engaged in the sales and marketing of Emverm® (mebendazole) 100 mg chewable tablets, indicated for the treatment of pinworm, whipworm, common roundworm, common hookworm, and two other products, all acquired in our acquisition of Tower and Lineage which closed in March 2015. In November 2015, the European Commission granted marketing authorization for Numient® (referred to as Rytary® in the United States). The review of the Numient® application was conducted under the centralized licensing procedure as a therapeutic innovation, and the authorization is applicable in all 28 member states of the European Union, as well as Iceland, Liechtenstein and Norway.

Impax has a couple of product candidates that are in varying stages of development and it currently intends to expand its portfolio of branded pharmaceutical products primarily through internal development and through licensing and acquisitions, with a focus on late-stage product opportunities.

Impax conducts most of its research and development activities at its facilities in Hayward, California. In addition, Impax has outsourced a number of research and development projects to third-party laboratories.

Impax spent approximately $80.5 million, $70.6 million and $78.6 million on research and development activities during the years ended December 31, 2016, 2015 and 2014, respectively. Impax does not generally track research and development expense by individual product in either the Impax Generics division or the Impax Specialty Pharma division.

In the Impax Generics division, Impax focuses its research and development efforts based on drug-delivery technology and on products that it believes may have certain competitive advantages, rather than on any particular therapeutic area. As of December 31, 2017, the Impax Generics division had 17 applications pending with the FDA and another 20 products in development. Accordingly, Impax believes that its generic pipeline products will, in the aggregate, generate a significant amount of revenue for it in the future. However, while a generic product is still in development, Impax is unable to predict the level of commercial success that the product may ultimately achieve given the uncertainties relating to the successful and timely completion of bioequivalence studies, ANDA filing, receipt of marketing approval and resolution of any related patent litigation, as well as the amount of competition in the market at the time of product launch and thereafter and other factors detailed in “Risk Factors.” Additionally, Impax does not believe that any individual generic pipeline product is currently significant in terms of accrued or anticipated research and development expense given the large volume of products under development in the Impax Generics division, as detailed above. Further, on a per product basis, development costs for generic products tend to be significantly lower than for branded products, as the process for establishing bioequivalence is significantly less extensive than the standard clinical trial process. The regulatory approval process is significantly less onerous as well compared to the process for branded products.

In the Impax Specialty Pharma division, Impax currently markets one internally developed branded pharmaceutical product, Rytary® (IPX066) for the treatment of Parkinson’s disease, post-encephalitic parkinsonism, and parkinsonism that may follow carbon monoxide intoxication and/or manganese intoxication, which was approved by the FDA on January 7, 2015 and which Impax launched in the United States in April 2015. In addition to Rytary®, Impax Specialty Pharma is also currently engaged in the sale and distribution of four other branded products; the more significant include Zomig® (zolmitriptan) products, indicated for the treatment of migraine headaches, under the terms the AZ Agreement, and Emverm® (mebendazole) 100 mg chewable tablets, indicated for the treatment of pinworm, whipworm, common roundworm, common hookworm, and American hookworm in single or mixed infection. Impax also has a number of product candidates that are in varying stages of development. While Impax believes the pipeline products in this division are potentially viable, profitable product candidates for us, given the uncertainties relating to the successful completion of clinical trials, the FDA approval process for branded products, reimbursement levels, the amount of competition at the time of product launch and thereafter and other factors detailed in “Risk Factors,” such pipeline products are too early in the development process to be considered significant at this point in time.

Impax has developed a number of different controlled-release delivery technologies which may be utilized with a variety of oral dosage forms and drugs. Controlled-release drug delivery technologies are designed to release drug dosages at specific times and in specific locations in the body and generally provide more consistent and appropriate drug levels in the bloodstream than immediate-release dosage forms. Controlled-release pharmaceuticals may improve drug efficacy, ensure greater patient compliance with the treatment regimen, reduce side effects or increase drug stability and be more patient friendly by reducing the number of times a drug must be taken.

Impax believes its controlled-release drug delivery technologies are flexible and can be applied to develop a variety of pharmaceutical products, both generic and branded. Impax’s technologies utilize a variety of polymers and other materials to encapsulate or entrap the active pharmaceutical ingredients and to release them at varying rates or at predetermined locations in the gastrointestinal tract.

Manufacturing and distribution capability

Amneal

Amneal has a network of ten manufacturing sites and seven co-located R&D centers within the United States, India and Ireland, with broad dosage capability across oral solids, solutions, suspensions, creams, gels, ointments, nasal sprays, hormonals, patches, oral thin films, dry powder inhalers, metered dose inhalers, cytotoxics, injectables, ophthalmics, otics, and tablets / capsules, as described below. Amneal also has a distribution center in Glasgow, Kentucky and a packaging center in East Hanover, New Jersey. Amneal manufactures the vast majority of its products internally; of these products, those manufactured in Amneal’s U.S. facilities contributed 77.1% of product net revenue compared to 14.6% for those manufactured in India as of December 31, 2017. Amneal relies on third-party manufacturers to supply a small number of products in its portfolio representing approximately 8.3% of its net revenue. In addition, Amneal selectively manufactures API for a subset of its products, which helps to reduce the overall cost of manufacturing for Amneal’s products and gives Amneal greater control over its supply chain.

Figure 3. Amneal and Impax Facilities

Within Amneal’s facilities across the United States, India and Ireland, Amneal believes it has adequate capacity to support its growth for the foreseeable future. Amneal has manufacturing sites in Brookhaven and Hauppauge, New York; Branchburg, Patterson and Piscataway, New Jersey; Cashel, Ireland; and Ahmedabad, Hyderabad, Vizag and Dahej, India, which collectively handle the production, assembly, quality assurance testing and packaging of the majority of Amneal’s products.

Facility	Functional Area	Installed Capacity(1)	Utilized Capacity(2)	Units
U.S. and Europe
Brookhaven, NY Hauppauge, NY Piscataway, NJ	Oral Solids(3)	~8.0 -~10.0 billion	~7.5 billion(4)	Tablets/Capsules

Piscataway, NJ Branchburg, NJ	Liquids	~1.8 million	~ 0.4 million	Bottles

Piscataway, NJ	Topicals	~32 million	~8 million	Tubes / Jars

Piscataway, NJ	Transdermals	~86 million	~16 million	Patches

Cashel, Ireland	Respiratory	~ 13 million	N/A	MDI / DPI Inhalers

India
Ahmedabad, India Hyderabad, India	Sterile Injectables/ Aceptics	~95 million	~2.6 million	Vials/Pre-filled Syringes

Ahmedabad, India	Oral Solids	~6 - ~8 billion	~ 4 billion	Tablets / Capsules

Vizag, India Dahej, India	API	~250	~81	Metric Tons

Figure 4. Amneal’s Manufacturing Sites

1.	Represents total production capacity assuming 100% utilization.

2.	Represents expected utilized capacity for the trailing twelve month period ended December 31, 2017.

3.	Excludes Patterson, NJ site, which is planned to be shut down in 2018.

4.	Adjusted for select discretionary facility upgrades made over the course of 2017.

Impax

Impax sources its finished dosage form products from its own facility in Hayward, California and several third party contract manufacturers for this purpose. The Hayward facility’s installed capacity is approximately 1.0 billion tablets/capsules and is approximately 30% utilized. During 2015, Impax restructured its packaging and distribution operations. As a result, Impax closed its Philadelphia packaging site and all of its company-wide distribution operations were outsourced to United Parcel Services (UPS).

Quality Control

We are committed to maintaining high levels of quality in manufacturing and have built strong quality systems to support our operational and strategic initiatives. Our manufacturing and R&D facilities are compliant with Current Good Manufacturing Practices (“cGMPs”) regulations.

Since 2002, Amneal has had 60 successful FDA inspections of its various facilities (including its distribution facility in Glasgow, Kentucky) and has not received any warning letters with respect to any of its facilities.

Impax has in the past received a warning letter from the FDA regarding certain operations within its manufacturing network at its Hayward manufacturing facility, which it subsequently resolved in 2015. Impax remains committed to continuing to improve its quality control and manufacturing practices, however, Impax cannot be assured that the FDA will continue to be satisfied with its corrective actions and with its quality control and manufacturing systems and standards.

Regulatory agencies such as the FDA regularly inspect our manufacturing facilities and the facilities of our third-party suppliers. The failure of one of our facilities, or a facility of one of our third-party suppliers, to comply with applicable laws and regulations may lead to breach of representations made to our customers or to regulatory or government action against it related to products made in that facility. Failure to comply strictly with these regulations and requirements may damage our reputation and lead to financial penalties, compliance expenditures, the recall or seizure of products, total or partial suspension of production and/or distribution, withdrawal or suspension of the applicable regulator’s review of our submissions, enforcement actions, injunctions and criminal prosecution. Further, other federal agencies, our customers and partners in our alliance, development, collaboration and other partnership agreements with respect to our products and services may take any such FDA observations or warning letters into account when considering the award of contracts or the continuation or extension of such partnership agreements. Because regulatory approval to manufacture a drug is site-specific, the delay and cost of remedial actions, or obtaining approval to manufacture at a different facility, could negatively impact our business. Any failure by us to comply with applicable laws and regulations and/or any actions by the FDA and other agencies as described above could have a material adverse effect on our business, financial position and results of operations. See “Risk Factors—Risk Factors Relating to Us and the Combined Business” for more information.

The Combined Business’ Strengths

Amneal has built a leading generic pharmaceutical company with an extensive product pipeline and comprehensive manufacturing and development capabilities that Amneal believes will enable continued growth, supported by increased scale from the addition of Imapx’s generics business and stable cash flow from Impax’s specialty franchise. Amneal believes the strengths of its business are as follows:

Broad in-house expertise and capabilities across dosage forms

Amneal has invested substantial resources developing and expanding its manufacturing and development infrastructure in the United States, India and Ireland. Amneal’s strategy is to co-locate its R&D centers within its manufacturing sites (as opposed to a center of excellence) in order to foster seamless scale-up and launch of its products. As a result, Amneal has a full in-house suite of dosage forms, including immediate release (“IR”) and extended release (“ER”) oral solids, transdermals, respiratory applications, inhalation solutions, topical gels, creams, and ointments, sterile aseptics, nasal sprays and complex injectables, as well as cytotoxics and hormonal products. These capabilities allow Amneal to flexibly target attractive product development opportunities across various dosage forms. Additionally, Amneal’s internal API capability allows it to better control the development of certain products from formulation through commercialization and provides a stable source of API supply for these products at competitive prices.

Amneal Dosage Form Capability:
IR / ER Oral Solids	Sterile Injectables	Oral Liquids	Nasal Sprays	Inhalants	Ophthalmics / Otics	Transdermals	Topicals
✓	✓	✓	✓	✓	✓	✓	✓

Figure 5. Amneal Dosage Capabilities

Industry leading R&D pipeline with visibility into future launches

Amneal has focused its R&D efforts and expenditures to create a diversified portfolio of high-value generic products, with 156 filed products approved but not yet launched or pending FDA approval and 123 in various stages of development. Among Amneal’s products with pending ANDAs, over 40 of such products are potential FTF or

FTM opportunities. Developing and commercializing a new product is time consuming, costly and subject to numerous factors that may delay or prevent such development and commercialization. For more information on the risks attendant to Amneal’s development of new generic pharmaceutical products, please see the section entitled “Risk Factors.”

The following chart illustrates the approximate gross sales of products (according to QuintilesIMS sales during the twelve month period ended as of December 2017) corresponding to selected generic products in Amneal’s pipeline.

Selected Products	Brand	Total Sales ($ in bn) (LTM IMS December 2017)
Dimethyl Fumarate DR Capsules	Tecfidera	$3.8
Glatiramer Injection 40mg	Copaxone HD	3.6
Emtricitabine + Tenofovir Disoproxil Fumarate	Truvada	2.9
Lurasidone Tablets, 20mg, 40mg, 60mg, 80mg and 120mg	Latuda	2.9
Cinacalcet HCl 30mg, 60mg and 90mg Tablets	Sensipar	1.7
Esomeprazole Magnesium Delayed Release Capsules	Nexium	1.0
Sildenafil Citrate Tablets	Viagra	1.4
Teriflunomide Tablets	Aubagio	1.5
Quetiapine Fumarate Extended Release Tablets	Seroquel XR	0.6
Mesalamine Delayed Release Tablet, 1.2gm	Lialda	1.1
IMATINIB MESYLATE Tablets	Gleevec	1.5
Abiraterone Acetate Tablets, 250mg	Zytiga	1.4
Testosterone Metered Gel 1.62% Pump	Androgel	1.1

Total:		$24.4

Figure 6. Value of Amneal’s Marketed Products According to QuintilesIMS on a Trailing Twelve Month Basis as of December 2017. This information is an estimate derived from the use of information under license from the following IMS Health information service: SMART US Edition for the period through September, 2017. IMS expressly reserves all rights, including rights of copying, distribution and republication. The information provided by IMS is publicly available and was not prepared at the request of Impax, Amneal or Holdco.

Growing portfolio of diverse products with strong market positions

Amneal has a broad portfolio of over 125 product families across multiple therapeutic areas. For the year ended December 31, 2017, 16 of Amneal’s top 20 products held #1 or #2 market share positions. In addition to Amneal’s current products, Amneal’s pipeline includes a range of new products with complex dosage forms that will further diversify its portfolio. Given Amneal’s track record of successfully commercializing its products post-approval and capturing market share, Amneal is confident in its ability to drive future growth through new product launches.

Strong history of quality and manufacturing excellence

Since its founding, Amneal has always maintained a commitment to quality with a culture of quality assurance and control, and has invested in quality systems to support all aspects of development, analytical testing, and manufacturing. Amneal currently operates ten FDA-approved manufacturing facilities across the United States, India and Ireland. As the FDA has heightened standards for and increased its monitoring of pharmaceutical manufacturers significantly over the last decade, Amneal continues to manufacture and market products to the highest quality standards. Since 2002, Amneal’s facilities have been successfully inspected 60 times, including two inspections at distribution facilities, with no major discrepancies observed and no warning letters issued.

Figure 7. History of FDA Inspections

1.	Includes two inspections at Amneal’s API facilities.

History of strong financial performance

Amneal submitted 35, 23, 44 and 49 new ANDA filings in 2014, 2015, 2016 and the year ended December 31, 2017, respectively, and launched 74 new generics products during the same time period. Amneal’s net revenue has grown from $785.6 million for the year ended December 31, 2014 to $1,033.7 million for the year ended December 31, 2017, representing a CAGR of 10%. Amneal’s net income decreased from $177.8 million for the year ended December 31, 2014 to $169.3 million for the year ended December 31, 2017, representing a compound annual decline of 2%. Amneal’s adjusted EBITDA grew from $257.4 million for the year ended December 31, 2014 to $336.1 million for the year ended December 31, 2017, representing a CAGR of 9%. For further detail on Amneal’s historical GAAP and non-GAAP financial results, see the section entitled “Selected Historical Consolidated Financial Information of Amneal.” Amneal expects to submit approximately 30 to 40 new ANDA filings during each of 2018, 2019 and 2020, and expects a number of these potential products to be FTF or FTM opportunities that will contribute significantly to Amneal’s revenue, net income and adjusted EBITDA.

The Combined Business’ Strategy

Our strategic goal is to continue developing, manufacturing and commercializing high-value generic, branded, and biosimilar products that will support our growth and strengthen our competitive position relative to our generic pharmaceutical peers. In implementing our strategy, we are focused on the following:

Leverage our capabilities by focusing on high-value products

We have historically been successful in developing complex generic pharmaceutical products with high barriers-to-entry and high revenue potential, including products with the potential to be FTF, FTM or otherwise high-value as previously defined. We target products that are difficult to formulate and manufacture, and/or present complex legal and IP hurdles. As part of our strategy, we also fund clinical trials for products that, while costly, provide higher returns on investment relative to products with lower development costs. These products are potentially more profitable and may have a longer life cycle than typical generic products. Over 50% of our pipeline is comprised of what we believe has the potential to be high-value products. We believe we have built a comprehensive and robust infrastructure through its investment in R&D, manufacturing facilities and personnel, which will enable us to continue to develop and commercialize these types of high-value products.

Advance and expand upon the existing pipeline

Our pipeline provides the foundation for our future growth and as of December 31, 2017, we currently have 316 products either approved and yet to be launched, pending FDA approval in the United States or in active development. We have successfully launched over 80 new generic pharmaceutical products since January 1, 2014 and expect to submit approximately 30 to 40 new ANDA filings during each of 2018, 2019 and 2020 and to continue our R&D efforts in order to strengthen and grow our portfolio across multiple complex dosage forms.

Utilize our dosage form capability to diversify our product portfolio

Historically, the majority of our marketed products have been oral solids. As we have expanded our capabilities and invested at higher-than-industry-average rates in newer pharmaceutical delivery technologies and manufacturing facilities over time, however, our pipeline has diversified and now includes a broad array of dosage forms such as oral liquids, sterile injectables, transdermals, nasal sprays, inhalation and respiratory products, ophthalmics and topicals. As such, we expect future product approvals and launches to diversify our portfolio away from oral solids and support the transition towards higher barrier-to-entry complex products.

Expand into high growth adjacencies such as biosimilars

Biosimilar products represent a significant growth opportunity for us as well as the U.S. generic industry broadly. According to Bank of America Merrill Lynch Global Research estimates, the global biosimilar market is expected to reach $20 billion by 2025. Successful development of these products is complex, timely and highly expensive, and many generic pharmaceutical companies lack the expertise and means to successfully develop and commercialize biosimilars. Through our partnership with Adello Biologics, LLC, we have in-licensed two biosimilar products for near-term commercialization: filgrastim (biosimilar of branded product Neupogen™), for which an ANDA has been filed, and peg-filgrastim (biosimilar of branded product Neulasta™), which is currently in late-stage development. We continue to work to build its portfolio of biosimilar products through licensing transactions and expects these products to support topline and profitability growth in the future.

Leverage our platform to increase operational efficiency

We have developed a highly capable and comprehensive R&D, operations and commercial infrastructure that support the development, manufacture, sale and distribution of generic pharmaceuticals. Coupled with our vertically integrated supply chain, this infrastructure enables us to quickly and efficiently move through the cycle of product selection to development, manufacture and, ultimately, commercialization, which supports the achievement of our growth and profitability targets. We expect to continue to build on and leverage these existing capabilities and our infrastructure to accelerate margin expansion and cash flow generation.

Continued focus on proprietary brand-name pharmaceutical products to treat CNS disorders and other specialty segments

A core component of our strategy includes an ongoing focus on proprietary brand-name pharmaceutical products to treat CNS disorders and other specialty segments. We believe that we have the research, development and formulation expertise to develop branded products that will deliver significant improvements over existing therapies. We plan to continue investing in its development pipeline, both internally and through acquisitions and partnerships primarily focused on late-stage and next generation product opportunities.

Alliance and Collaboration Agreements

Impax has entered into several alliance, collaboration or license and distribution agreements with respect to certain of its products and services and may enter into similar agreements in the future. These agreements typically obligate Impax to deliver multiple goods and/or services over extended periods. Such deliverables include manufactured pharmaceutical products, exclusive and semi-exclusive marketing rights, distribution licenses, and research and development services. Impax’s alliance and collaboration agreements often include milestones and provide for payments upon achievement of these milestones.

Our Industry

Prescription pharmaceutical products are sold either as branded or generic products. Generic pharmaceutical products have the same API, dosage form, potency, route of administration, and intended use as patented branded pharmaceutical products and are usually marketed under their chemical (generic) names rather than brand names. However, generic pharmaceutical products are intended to provide a cost-effective alternative for consumers while maintaining the safety, efficacy and stability of the branded product, and as such are generally sold at prices below their branded equivalents. Typically, a generic pharmaceutical may not be marketed until the expiration of applicable patent(s) on the corresponding branded product, unless the resolution of patent litigation results in an earlier opportunity to enter the market.

Generic manufacturers are required to file and receive approval for an ANDA in order to market a generic pharmaceutical product. In general, those companies that are able to prepare high quality ANDA submissions are comparatively advantaged. Under the previous Generic Drug User Fee Amendments (“GDUFA”) authorization, the time required to obtain FDA approval of ANDAs was on average approximately 42-44 months post-filing. In August 2017, GDUFA was reauthorized and signed into law by President Trump as part of the Food and Drug Administration Reauthorization Act. This reauthorization, known as GDUFA II, is in effect from October 1, 2017 through September 30, 2022. As a result of GDUFA II, Amneal and Impax expect the average time required to achieve approval of a generic pharmaceutical product after an ANDA filing is made to decrease.

Generic pharmaceutical products play a very significant role in the United States and global healthcare systems. According to Frost and Sullivan’s Global Generic Pharmaceuticals Market Forecast to 2020, the global generic pharmaceutical market was valued at approximately $366 billion in 2016, and by the end of 2020, annual revenue from generic pharmaceutical products is expected to reach approximately $557 billion, compounding at 11% annually. According to the U.S. Bureau of Census and the Centers for Medicare and Medicaid Services, the United States spends approximately $3 trillion on healthcare annually, and prescription pharmaceutical products represent approximately 11% of those total healthcare system costs. According to the Association for Accessible Medicines, approximately 89% of prescriptions dispensed in the United States are filled using generic pharmaceutical products, but these prescriptions represent only 26% of total prescription pharmaceutical costs.

We expect key drivers of the future growth of the generic pharmaceutical industry to include:

Demographic trends

Rising healthcare costs due, in part, to an aging population, increased life expectancy, and higher incidence of chronic diseases are contributing to the increased use of generic pharmaceutical products in the United States. According to the U.S. Census Bureau, in 2015 the U.S. population over 65 years of age was 47.8 million and is expected to grow over 18% to 56.4 million by 2020. The growth in this segment of the population, who are significant consumers of pharmaceutical products, is expected to increase the utilization and proliferation of generic pharmaceutical products. Additionally, because generic pharmaceutical products have become widely accepted as lower-cost equivalents of branded pharmaceutical products among consumers, physicians and pharmacists, we expect the market opportunities for generic pharmaceutical products to remain strong.

Increasing efforts by the government to control healthcare costs

As the parties responsible for paying for pharmaceutical products, both government agencies and private payors worldwide are actively engaged in efforts to control healthcare costs. According to Frost and Sullivan’s Global Generic Pharmaceuticals Market Forecast to 2020, approximately 80% of adults above age 65 globally have at least one chronic disorder, including diabetes, cardiovascular diseases, or cancer. As this segment of the population grows, budgetary constraints provide an impetus for healthcare payors to find cost-effective alternatives to higher-priced branded pharmaceutical drug products. Accordingly, governments and the private sector have been encouraging the use of generic pharmaceutical products, as evidenced by their promotion of the substitution of generic pharmaceutical products for their branded equivalents. According to the Association for Accessible Medicines, the use of generic pharmaceutical products saved patients and taxpayers $253 billion in 2016; over the last decade, it is estimated that the U.S. healthcare system has saved $1.67 trillion due to the availability of low-cost generic pharmaceutical products. As significant cost-containment measures continue to be implemented by healthcare payors globally, we expect demand for generic pharmaceutical products to remain strong.

Growing acceptance of biosimilars

A biosimilar is a biological product that is highly similar to the original reference biological product, and with respect to which there are no clinically meaningful differences between the biological product at issue and the reference product in terms of the safety, purity, and potency of the product. In 2009, Congress passed the Biologics Price Competition and Innovation Act of 2009, which created an abbreviated licensure pathway for biosimilar products. Over the last eight years, both traditional generic pharmaceutical product competitors and those not previously involved in the marketing of small molecule pharmaceutical products have begun shifting towards the development and commercialization of biosimilars given the significant market opportunity and current unmet need for less expensive biologics. While the market for these pharmaceuticals is nascent, the global biosimilar market is expected to reach $20 billion by 2025, according to Bank of America Merrill Lynch Global Research estimates. This secular shift will provide a major growth driver for generics companies with the ability to develop and/or commercialize biosimilar products.

Sales & Marketing and Customers

In the United States and the Commonwealth of Puerto Rico, we market our products primarily through wholesalers and distributors, retail pharmacies, mail-order pharmacies and directly into hospitals and institutions. The majority of our generic pharmaceutical products are marketed through wholesalers. Our sterile injectable products, while generally also marketed through wholesalers, are occasionally sold directly to large hospitals and institutions. Some of our wholesalers purchase products and warehouse them for retail drug stores, independent pharmacies and managed care organizations, such as hospitals, nursing homes, health maintenance organizations, clinics, pharmacy benefit management companies and mail-order customers. In Europe and other foreign jurisdictions, we sell our products to wholesalers, distributors, independent pharmacies and, in certain countries, directly to hospitals. Through a broad network of sales representatives, we adapt our strategy to different markets as dictated by such market’s respective regulatory and competitive landscapes. We have over 220 customers, some of which are part of large purchasing groups. For the year ended December 31, 2017, Amneal’s four largest customers accounted for approximately 56% of Amneal’s net revenue, broken out as follows: AmerisourceBergen Corporation 21%, Cardinal Health, Inc. 13%, McKesson Drug Co. 13%, and CVS Caremark 9%. In 2017, the three major customers of Impax, Cardinal Health, McKesson Corporation, and Amerisource-Bergen, accounted for 33%, 30%, and 25%, respectively, or an aggregate of 88%, of Impax’s gross revenue.

We have no long-term agreements that guarantee future business with any of our major customers and the loss of or substantial reduction in orders from any one or more of these customers could have a material adverse effect on our operating results, future prospects and financial condition.

Raw materials

The raw materials, including the APIs used to manufacture our products are either purchased from distributors of bulk pharmaceutical chemicals that are generally available from several sources in the United

States and throughout the world or, as determined on a product-by-product basis, manufactured in-house through our API facilities in Dahej and Vizag. In some cases, however, the raw materials, such as the API used to manufacture our products, are available only from a single supplier. Further, even if more than one supplier exists, we may choose, and have done so in the case of our API suppliers for a majority of our products, to list only one supplier in our product applications submitted to the FDA. Generally, we would need as long as 18 months to find and qualify a new sole-source supplier. If we receive less than one year’s termination notice from a sole-source supplier that it intends to cease supplying raw materials, it could result in disruption of our ability to produce the drug involved. Although to date, we have only experienced occasional interruptions in supplies, no assurance can be given that we will continue to receive uninterrupted or adequate supplies of such raw materials. Any inability to obtain raw materials on a timely basis, or any significant price increases not passed on to customers, could have a material adverse effect on our business.

Because legal and regulatory requirements mandate that our product marketing authorizations specify API and raw material suppliers, if a specified supplier were for any reason unable to continue to supply us, we would need to seek FDA approval of a new supplier. The resulting delay in the manufacture and marketing of the impacted pharmaceutical during the FDA process to qualify and approve the new supplier could, depending on the product, have a material adverse effect on our results of operations and financial condition. We protect against the unlikely risk of such an event by generally providing for, where feasible, two or more suppliers of raw materials for the pharmaceutical products we manufacture, including those for which we manufacture API in-house. Additionally, we may enter into a contract with a raw material distributor in order to secure adequate supply for specific products.

Competition

The pharmaceutical industry is highly competitive and is affected by new technologies, new developments, government regulations, health care legislation, availability of financing, and other factors. Many of our competitors have longer operating histories and substantially greater financial, research and development, marketing, and other resources than it does. Competing manufacturers of generic pharmaceutical products create value for our customers by offering substitutes for branded pharmaceutical products at significantly lower prices, and at times we may not be able to differentiate our product offerings from those of our competitors, successfully formulate and bring to market new products that are less expensive than those of our competitors, or offer commercial terms as favorable as those of our competitors. We compete with numerous other companies that currently operate, or intend to operate, in the pharmaceutical industry, including companies that are engaged in the development of controlled-release drug delivery technologies and products, and other manufacturers that may decide to undertake development of such products. Our principal competitors in the generic pharmaceutical products market are Teva Pharmaceutical Industries Ltd., Mylan N.V., Endo International plc, Sandoz and Fresenius Medical Care AG & Co. KGAA /Akorn, Inc., Sun Pharmaceutical Industries Ltd., Lannett Company, Inc., and Lupin Pharmaceuticals, Inc.

By focusing on our high-value products with complex dosage forms and high barriers to entry, as well as taking advantage of our vertically integrated supply chain and selective use of internal API, we aim to manufacture more profitable products relative to our competition. However, there is no guarantee that this or any future strategy will enable us to compete successfully in the generic pharmaceutical industry.

The Hatch-Waxman Act amended the Food, Drug and Cosmetic Act (“FDCA”) and provided for a period of 180 days of generic marketing exclusivity for each applicant that is first-to-file an ANDA with a Paragraph IV certification. The holder of the approved ANDA that successfully challenges the relevant innovator drug patent(s) usually enjoys higher market share and sales during the 180-day period of exclusivity. When the exclusivity period concludes, other generic competitors may launch their versions of the product, which may cause significant price erosion and loss of market share. In cases where we are the holder of an ANDA for a FTF product, upon the expiration of the 180 day exclusivity period, we may adjust the price of such product and provide price adjustments to our customers for the difference between the lower price and the price at which we previously sold the product then held in inventory by our customers. These adjustments are commonly known as shelf stock adjustments. In certain circumstances, we may decide not to provide price adjustments to certain customers and, as a result, we may receive returns of unsold product from these customers and forego future sales volume as opposed to reducing pricing.

Authorized generic pharmaceutical products, which are generic versions of pharmaceutical products introduced by brand companies (directly or through a third party) under the brand’s new drug application (“NDA”) approval, have also increased competition in the generic pharmaceutical industry. Authorized generic pharmaceutical products may be sold throughout and subsequent to the 180-day exclusivity period and are a significant source of competition, because brand companies do not face any regulatory barriers to rapidly introducing generic versions of their pharmaceutical products.

Additionally, consolidation among wholesalers and retailers and the formation of group purchasing organizations (“GPOs”) has caused increased price competition in the generic pharmaceutical market. The downward price adjustments demanded by distributors of generic pharmaceutical products has reduced revenue and average product gross margin across the industry. Should these price reductions continue or even increase, it could have a material adverse effect on our revenue and gross margin.

The main competitive factors in the generic pharmaceutical market include:

•	a generic pharmaceutical products manufacturer’s ability to rapidly develop and obtain regulatory approval for and supply commercial quantities of generic pharmaceutical products;

•	the introduction of other generic pharmaceutical manufacturers’ products in direct competition with our products;

•	the introduction of authorized generic pharmaceutical products in direct competition with our products;

•	consolidation among our customers and the formation of buyer consortia;

•	pricing pressures by competitors and customers;

•	product quality of our generic pharmaceutical competitors;

•	our and our competitors’ breadth of product offerings across its portfolio;

•	our ability and the ability of our generic pharmaceutical competitors to quickly enter the market after the expiration of patents or statutory exclusivity periods, limiting the extent and duration of profitability for our products;

•	the willingness of our customers to switch their source of supply of products among various generic pharmaceutical competitors;

•	the ability of our generic pharmaceutical competitors to identify and market niche products;

•	our and our competitors’ level of service (including maintenance of inventories for timely delivery) and reputation as a reliable developer and manufacturer of generic pharmaceutical products; and

•	product appearance and labeling for our products and those of our competitors.

In the brand-name pharmaceutical market, our principal competitors are pharmaceutical companies that are focused on Parkinson’s disease and other CNS disorders. In addition, with respect to products that we are developing internally and/or any additional products we may in-license from third parties, we expect that we will face increased competition from large pharmaceutical companies, drug delivery companies and other specialty pharmaceutical companies that have focused on the same disorders as our branded products.

A description of the competition we face from brand-name and generic pharmaceutical companies is included in “Risk Factors.”

Information Technology

Our information technology (“IT”) department utilizes industry-standard infrastructure to ensure strict compliance adherence and support reliable operations that enable our long-term growth and profitability goals.

Employees

As of December 31, 2017, Amneal had approximately 5,210 employees worldwide. Of these, there are approximately 1,853 employees in the United States and 3,357 outside of the United States, primarily in India. Global headcount is divided into the following functional areas: manufacturing/operations (approximately 2,610 full time employees), quality (approximately 1,206 full time employees), R&D (approximately 920 full time employees), sales and marketing (approximately 100 full time employees), and general & administrative (approximately 474 full time employees). None of Amneal’s employees are covered by a collective bargaining agreement. Amneal considers its employee relations to be good.

As of December 31, 2017, Impax had 1,257 full-time employees, of which 409 were in operations, 153 in research and development, 320 in the quality area, 210 in legal and administration, and 165 in sales and marketing. None of Impax’s employees are subject to collective bargaining agreements with labor unions, and Impax believes its employee relations are good.

Government regulation

The business of developing, manufacturing, selling and distributing generic products is subject to significant environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. These regulatory regimes are overseen by governmental bodies, principally the FDA and, as applicable, the Drug Enforcement Agency (“DEA”), FTC and several state and local government agencies in the United States and abroad. Failure to comply with the regulations of these governmental agencies may result in suspension of regulatory approval and potential civil and criminal actions against us. The regulatory environment, particularly enforcement positions, statues and legal interpretations applicable to the generic pharmaceutical industry are constantly in flux and not always clear. Significant changes in this environment could have a material adverse effect on our financial condition and results of operations.

The FDCA, the Controlled Substances Act and other statutes and regulations govern the development, testing, manufacture, safety, effectiveness, labeling, storage, record keeping, approval and promotion of our products. Failure to comply with these regulations can result in judicial and or administrative sanctions, such as product seizures, injunctions, fines and criminal prosecutions. The FDA has the authority to withdraw its approval of pharmaceuticals at any time, in accordance with its regulatory due process procedures, and can enforce the recall of products.

Pharmaceutical approval process in the United States

In the United States, FDA approval is required before any “new drug” may be marketed, including new formulations, strengths, dosage forms and generic versions of previously approved drugs. Generally, the following two types of applications are used to obtain FDA approval of a “new drug.”

New Drug Application (“NDA”). For a drug product containing an active ingredient not previously approved by the FDA, a prospective manufacturer must submit a complete application containing the results of clinical studies supporting the drug product’s safety and efficacy. A NDA is also required for a drug with a previously approved active ingredient if the drug will be used to treat an indication for which the drug was not previously approved or if the dosage form, strength or method of delivery is changed. The process required by the FDA before a pharmaceutical product may be approved for marketing in the U.S. generally involves the steps listed below, which could take from approximately three to more than ten years to complete.

•	Laboratory and clinical tests;

•	Submission of an Investigational New Drug (“IND”) application, which must become effective before clinical studies may begin;

•	Adequate and well-controlled human clinical studies to establish the safety and efficacy of the proposed product for its intended use;

•	Submission of a NDA containing the results of the preclinical tests and clinical studies establishing the safety and efficacy of the proposed product for its intended use, as well as extensive data addressing such matters such as manufacturing and quality assurance;

•	Scale-up to commercial manufacturing; and

•	FDA approval of a NDA.

As noted above, the submission of a NDA is not a guarantee that the FDA will find it complete and accept it for filing. The FDA reviews all NDAs submitted before it accepts them for filing. It may refuse to file the application and instead request additional information, in which case, the application must be resubmitted with the supplemental information. After the application is deemed filed by the FDA, FDA staff will review a NDA to determine, among other things, whether a product is safe and efficacious for its intended use.

If, after reviewing the NDA, the FDA determines that the application cannot be approved in its current form, the FDA sends the NDA applicant a Complete Response Letter identifying all outstanding deficiencies that preclude final approval. The FDA then halts its review until the applicant resubmits the NDA with new information designed to address the deficiencies. An applicant receiving a Complete Response Letter may resubmit the application with data and information addressing the FDA’s concerns or requirements, withdraw the application without prejudice to a subsequent submission of a related application or request a hearing on whether there are grounds for denying approval of the application. If a product receives regulatory approval, the approval may be significantly limited to specific diseases and dosages or the indications for use may otherwise be limited, which could restrict the commercial value of the product. In addition, the FDA may require an applicant to conduct Phase 4 testing which involves clinical trials designed to further assess a drug’s safety and effectiveness after NDA approval, and may require surveillance programs to monitor the safety of approved products which have been commercialized. Once issued, the FDA may withdraw product approval if ongoing regulatory requirements are not met or if safety or efficacy questions are raised after the product reaches the market. The agency may also impose requirements that the NDA holder conduct new studies, make labeling changes, implement Risk Evaluation and Mitigation Strategies, and take other corrective measures.

Abbreviated New Drug Application (“ANDA”). For a generic version of an approved drug—a drug product that contains the same active ingredient as a drug previously approved by the FDA and is in the same dosage form and strength, utilizes the same method of delivery and will be used to treat the same indications as the approved product—the FDA requires only an abbreviated new drug application that ordinarily need not include clinical studies demonstrating safety and efficacy. An ANDA typically requires only data demonstrating that the generic formulation is bioequivalent to the previously approved “reference listed drug,” indicating that the rate of absorption and levels of concentration of the generic drug in the body do not show a significant difference from those of the reference listed drug. In July 2012, the Generic Drug Fee User Amendments of 2012 (“GDUFA”) was enacted into law. The GDUFA legislation implemented fees for new ANDA applications, Drug Master Files, product and establishment fees and a one-time fee for back-logged ANDA applications pending approval as of October 1, 2012. In return, the program was intended to provide faster and more predictable ANDA reviews by the FDA and increased inspections of drug facilities. Under GDUFA, generic product companies face significant penalties for failure to pay the new user fees, including rendering an ANDA application not “substantially complete” until the fee is paid. Prior to the implementation of GDUFA, the FDA took an average of approximately 30 months to approve an ANDA. Following the implementation of GDUFA, the FDA’s stated internal goal for ANDAs submitted in fiscal year 2016 was to have a “first-action” goal date within 15 months of submission on 75% of submitted ANDAs. The “first-action” goal date is referred to by the FDA as the date in which the FDA takes a first action on an application by either granting approval or tentative approval or in the event of deficiencies, identifying those deficiencies in a complete response letter or in a refusal to receive the application.

The Hatch-Waxman Act established the modern regulatory system for generic pharmaceutical products by creating a standardized approach for generic pharmaceutical makers to file ANDAs and receive FDA approval for generic pharmaceutical products. In order to gain FDA approval, there are various regulatory hurdles that a prospective generic manufacturer must clear:

Current Good Manufacturing (cGMP) Practices

In order to obtain FDA approval for its products, a generic pharmaceutical manufacturer must demonstrate that its facilities comply with cGMP regulations. The manufacturer is required to comply with cGMP standards at all times during the production and processing of pharmaceuticals, and the FDA may inspect the manufacturer’s sites at any time to ensure compliance.

Safety and Efficacy

With respect to ANDA filings for generic pharmaceutical manufacturers, the FDA waives the requirement for certain clinical trials because manufacturers of the brand pharmaceutical product has already performed these studies and established the safety and efficacy of the reference pharmaceutical product. However, an ANDA filer is still required to conduct bioequivalence studies to test the generic pharmaceutical product against the brand pharmaceutical product. For most orally administered pharmaceutical products, bioequivalence between brand and generic is established when there is no statistically significant difference in the rate and extent to which the API from the product is absorbed into the bloodstream. For certain pharmaceutical products, such as topical, locally acting pharmaceutical products, other means of establishing bioequivalence may be required by the FDA. Additionally, an ANDA for a generic pharmaceutical product must contain other information, such as patent certifications and stability, chemistry, manufacturing and labeling data.

Patent Provisions

A branded pharmaceutical product is usually protected under patents granted by the U.S. Patent and Trademark Office that allow only the pharmaceutical company that developed the pharmaceutical product to market and sell such product. For a generic pharmaceutical manufacturer to introduce a generic version of a referenced branded pharmaceutical product, it must submit to the FDA an ANDA with a certification stating one of the following:

Paragraph I: That the required patent information relating to the patent for the referenced branded pharmaceutical product has not been filed

Paragraph II: That the patent for the referenced branded pharmaceutical product has expired;

Paragraph III: That the patent for the referenced branded pharmaceutical product will expire on a particular date; or

Paragraph IV: That the patent for the referenced branded pharmaceutical product is invalid or will not be infringed by the pharmaceutical product for which approval is being sought

Filing an ANDA with certifications under Paragraph I or II, referenced above, permits the ANDA to be approved immediately, if it is otherwise eligible. Filing an ANDA with certifications under Paragraph III, referenced above, indicates that the ANDA may be approved on the expiration date of the referenced branded pharmaceutical product’s patent. Under Paragraph IV, referenced above, a generic pharmaceutical manufacturer can challenge the patent of the branded referenced pharmaceutical product.

If the ANDA for a generic pharmaceutical product has a Paragraph IV certification, the filer must also notify the NDA and patent holders upon acceptance of the ANDA filing by the FDA (such notice the “PIV

Notice”). The NDA and patent holders may initiate a patent infringement lawsuit in response, the filing of which automatically prevents the FDA from approving the ANDA until the earlier of (i) 30 months following receipt of the PIV Notice and/or (ii) a decision in the lawsuit that is favorable to the ANDA filer.

Generic pharmaceutical pricing

The pricing of a generic pharmaceutical product nearly always correlates to the number of companies manufacturing generic versions of such pharmaceutical product. A generic pharmaceutical product is usually at its highest price immediately after the first generic launch of the product, either because a single manufacturer has been granted 180-day exclusivity or because only a few manufacturers have entered the market due to other technical or operational obstacles to bringing such product to market, such as raw materials shortages or complex formulation. As additional generic manufacturers enter the market, the price of a generic pharmaceutical product typically falls as manufacturers compete on price to capture market share. Additionally, consolidation among wholesalers and retailers and the formation of GPOs has caused increased price competition in the generic pharmaceutical market.

Healthcare reform

In the United States, there have recently been multiple federal and state proposals related to the pricing of pharmaceuticals and other changes to the healthcare system. It is currently unclear what, if any, legislative proposals may be adopted or how governmental bodies and private payors will respond to such healthcare reform. As such, we cannot predict the impact of potential legislation on our business and cannot guarantee that such legislation will not have a material adverse effect on our financial condition and results of operations.

Pharmaceutical pedigree laws

Various pharmaceutical pedigree laws, such as the Drug Supply Chain Security Act (“DSCSA”) enacted in 2014, require the tracking of all transactions involving prescription pharmaceutical products from the manufacturer to the dispensary (e.g. pharmacy). Compliance with such laws requires extensive tracking systems and tight coordination with customers and manufacturers. While we currently fully comply with these laws and intends to do so in the future, such legislation and government enforcement regarding these laws is constantly evolving. Failure to comply could result in fines, penalties or loss of business that could have a material adverse effect on our financial results.

Federal regulation of patent litigation settlements and authorized generic arrangements

Pursuant to the Medicare Prescription Drug Improvement and Modernization Act of 2003, generic and brand pharmaceutical companies must file with the DOJ and FTC certain agreements entered into between other brand and/or generic pharmaceutical companies in regards to the settlement of patent ligation and/or the manufacture and marketing of generic versions of branded pharmaceutical products. This requirement impacts the ways in which generic pharmaceutical companies resolve IP litigation and may result in an increase in private-party litigation against pharmaceutical companies and/or additional investigations by the FTC or other governmental organizations.

Other regulatory requirements

We are subject to the Maximum Allowable Cost Regulations, which limit reimbursements for certain generic prescription drugs under Medicare, Medicaid, and other programs to the lowest price at which these drugs are generally available. In many instances, only generic prescription drugs fall within the regulations’ limits. Generally, the pricing and promotion of, method of reimbursement and fixing of reimbursement levels for, and the reporting to federal and state agencies relating to drug products is under active review by federal, state and local governmental entities, as well as by private third-party reimbursers and individuals under whistleblower statutes. At present, the Justice Department and U.S. Attorneys Offices and State Attorneys General have initiated investigations, reviews, and litigation into industry-wide pharmaceutical pricing and promotional practices, and whistleblowers have filed qui tam suits. We cannot predict the results of those reviews, investigations, and litigation, or their impact on our business.

Virtually every state, as well as the District of Columbia, has enacted legislation permitting the substitution of equivalent generic prescription drugs for brand-name drugs where authorized or not prohibited by the prescribing physician, and some states mandate generic substitution in Medicaid programs.

In addition, numerous state and federal requirements exist for a variety of controlled substances, such as narcotics, that may be part of our product formulations. The DEA, which has authority similar to the FDA’s and may also pursue monetary penalties, and other federal and state regulatory agencies have far reaching authority.

The State of California requires that any manufacturer, wholesaler, retailer or other entity in California that sells, transfers, or otherwise furnishes certain so called precursor substances must have a permit issued by the California Department of Justice, Bureau of Narcotic Enforcement. The substances covered by this requirement include ephedrine, pseudoephedrine, norpseudoephedrine, and phenylpropanolamine, among others. The Bureau has authority to issue, suspend and revoke precursor permits, and a permit may be denied, revoked or suspended for various reasons, including (i) failure to maintain effective controls against diversion of precursors to unauthorized persons or entities; (ii) failure to comply with the Health and Safety Code provisions relating to precursor substances, or any regulations adopted thereunder; (iii) commission of any act which would demonstrate actual or potential unfitness to hold a permit in light of the public safety and welfare, which act is substantially related to the qualifications, functions or duties of the permit holder; or (iv) if any individual owner, manager, agent, representative or employee of the permit applicant/permit holder willfully violates any federal, state or local criminal statute, rule, or ordinance relating to the manufacture, maintenance, disposal, sale, transfer or furnishing of any precursor substances.

Patents, Trademarks and Licenses

We own or license a number of patents in the U.S. and other countries covering certain products and product candidates and have also developed brand names and trademarks for other products and product candidates. Generally, the brand pharmaceutical business relies upon patent protection to ensure market exclusivity for the life of the patent. We consider the overall protection of our patents, trademarks and license rights to be of material value and acts to protect these rights from infringement. However, our business is not dependent upon any single patent, trademark or license.

In the branded pharmaceutical industry, the majority of an innovative product’s commercial value is usually realized during the period in which the product has market exclusivity. In the U.S. and some other countries, when market exclusivity expires and generic versions of a product are approved and marketed, there can often be very substantial and rapid declines in the branded product’s sales. The rate of this decline varies by country and by therapeutic category; however, following patent expiration, branded products often continue to have market viability based upon the goodwill of the product name, which typically benefits from trademark protection.

An innovator product’s market exclusivity is generally determined by two forms of intellectual property: patent rights held by the innovator company and any regulatory forms of exclusivity to which the innovator is entitled.

Patents are a key determinant of market exclusivity for most branded pharmaceuticals. Patents provide the innovator with the right to exclude others from practicing an invention related to the medicine. Patents may cover, among other things, the active ingredient(s), various uses of a drug product, pharmaceutical formulations, drug delivery mechanisms and processes for (or intermediates useful in) the manufacture of products. Protection for individual products extends for varying periods in accordance with the expiration dates of patents in the various countries. The protection afforded, which may also vary from country to country, depends upon the type of patent, its scope of coverage and the availability of meaningful legal remedies in the country.

Market exclusivity is also sometimes influenced by regulatory exclusivity rights. Many developed countries provide certain non-patent incentives for the development of medicines. For example, the U.S., the EU and Japan each provide for a minimum period of time after the approval of a new drug during which the regulatory agency may not rely upon the innovator’s data to approve a competitor’s generic copy. Regulatory exclusivity rights are also available in certain markets as incentives for research on new indications, on orphan drugs and on medicines useful in treating pediatric patients. Regulatory exclusivity rights are independent of any patent rights and can be particularly important when a drug lacks broad patent protection. However, most regulatory forms of exclusivity do not prevent a competitor from gaining regulatory approval prior to the expiration of regulatory data exclusivity on the basis of the competitor’s own safety and efficacy data on its drug, even when that drug is identical to that marketed by the innovator.

We estimate the likely market exclusivity period for each of our branded products on a case-by-case basis. It is not possible to predict the length of market exclusivity for any of our branded products with certainty because of the complex interaction between patent and regulatory forms of exclusivity, and inherent uncertainties concerning patent litigation. There can be no assurance that a particular product will enjoy market exclusivity for the full period of time that Impax currently estimates or that the exclusivity will be limited to the estimate.

In addition to patents and regulatory forms of exclusivity, we also market products with trademarks. Trademarks have no effect on market exclusivity for a product, but are considered to have marketing value. Trademark protection continues in some countries as long as used; in other countries, as long as registered. Registration is for fixed terms and may be renewed indefinitely.

Legal Proceedings

Our legal proceedings are complex, constantly evolving and subject to uncertainty. As such, we cannot predict the outcome or impact of the legal proceedings set forth below. While we believe we have valid claims and/or defenses to the matters described below, the nature of litigation is unpredictable and the outcome of the following proceedings could include damages, fines, penalties and injunctive or administrative remedies. For any proceedings where losses are probable and reasonably capable of estimation, we have accrued for such potential loss as described below. While these accruals have been deemed reasonable by our management, the assessment process relies heavily on estimates and assumptions that may ultimately prove inaccurate or incomplete. Additionally, unforeseen circumstances or events may lead us to subsequently change its estimates and assumptions. Unless otherwise indicated below, we are at this time unable to estimate the possible loss, if any, associated with such litigation.

There is substantial litigation in the pharmaceutical, biological and biotechnology industries with respect to the manufacture, use and sale of new products which are the subject of conflicting patent and intellectual property claims. One or more patents often cover the brand name products for which the Company is developing generic versions and the Company typically has patent rights covering the Company’s branded products.

Under federal law, when a drug developer files an ANDA for a generic drug seeking approval before expiration of a patent, which has been listed with the FDA as covering the brand name product, the developer must certify its product will not infringe the listed patent(s) and/or the listed patent is invalid or unenforceable (commonly referred to as a “Paragraph IV” certification). Notices of such certification must be provided to the patent holder, who may file a suit for patent infringement within 45 days of the patent holder’s receipt of such notice. If the patent holder files suit within the 45 days period, the FDA can review and approve the ANDA, but is prevented from granting final marketing approval of the product until a final judgment in the action has been rendered in favor of the generic drug developer, or 30 months from the date the notice was received, whichever is sooner. The Company’s generic products division is typically subject to patent infringement litigation brought by branded pharmaceutical manufacturers in connection with the Company’s Paragraph IV certifications seeking an order delaying the approval of the Company’s ANDA until expiration of the patent(s) at issue in the litigation. Likewise, the Company’s branded products division is currently involved in patent infringement litigation against generic drug manufacturers who have filed Paragraph IV certifications to market their generic drugs prior to expiration of the Company’s patents at issue in the litigation.

The uncertainties inherent in patent litigation make the outcome of such litigation difficult to predict. The potential consequences in the event of an unfavorable outcome in such litigation include delaying launch of the Company’s generic products until patent expiration. If the Company were to launch its generic product prior to successful resolution of a patent litigation, the Company could be liable for potential damages measured by the profits lost by the branded product manufacturer rather than the profits earned by the Company if we are found to infringe a valid, enforceable patent. For the Company’s branded products division, an unfavorable outcome may significantly accelerate generic competition ahead of expiration of the patents covering the Company’s branded products. All such litigation typically involves significant expense.

The Company is generally responsible for all of the patent litigation fees and costs associated with current and future products not covered by its alliance and collaboration agreements. The Company has agreed to share legal expenses with respect to third-party and Company products under the terms of certain of the alliance and collaboration agreements. The Company records the costs of patent litigation as expense in the period when incurred for products it has developed, as well as for products which are the subject of an alliance or collaboration agreement with a third-party.

We currently intend to vigorously prosecute and/or defend these proceedings as appropriate. From time to time, however, we may settle or otherwise resolve these matters on terms and conditions that we believe to be in the Company’s best interest. Resolution of any or all claims, legal proceedings or investigations could have a material adverse effect on the Company’s results of operations and/or cash flow in any given accounting period, or on its overall financial condition.

Further information regarding legal and regulatory proceedings involving Amneal and Impax may be found in the notes to the financial statements included elsewhere in this prospectus.

Although the outcome and costs of the asserted and unasserted claims is difficult to predict, based on the information presently known to management, the Company does not currently expect the ultimate liability, if any, for such matters to have a material adverse effect on its business, financial condition, results of operations, or cash flows.

Patent Defense Matters

Endo Pharmaceuticals Inc. and Grunenthal GmbH v. Impax Laboratories, Inc. and ThoRx Laboratories, Inc. (Oxymorphone hydrochloride); Endo Pharmaceuticals Inc. and Grunenthal GmbH v. Impax Laboratories, Inc. (Oxymorphone hydrochloride)

In November 2012, Endo Pharmaceuticals, Inc. and Grunenthal GmbH filed suit against ThoRx Laboratories, Inc., a wholly owned subsidiary of Impax (“ThoRx”), and Impax in the U.S. District Court for the Southern District of New York alleging patent infringement based on the filing of ThoRx’s ANDA relating to Oxymorphone hydrochloride, Extended Release tablets, 5 mg, 7.5 mg, 10 mg, 15 mg, 20 mg, 30 mg and 40 mg, generic to Opana ER®. In January 2013, Endo filed a separate suit against Impax in the U.S. District Court for the Southern District of New York alleging patent infringement based on the filing of Impax’s ANDA relating to the same products. ThoRx and Impax filed an answer and counterclaims to the November 2012 suit and Impax filed an answer and counterclaims with respect to the January 2013 suit. A bench trial was completed in April 2015. In June 2016, the Court entered an amended judgment in both cases that the products described in Impax’s and ThoRx’s ANDAs would, if marketed, infringe certain claims of the patents asserted by Endo and Grunenthal. The Court also found that the asserted claims of patents owned by Endo were not invalid, but that the asserted claims of patents owned by Grunenthal were invalid. As a result, the Court enjoined Impax and ThoRx from marketing their products until expiration of the Endo patents in 2023. Impax and ThoRx are appealing the Court’s judgment.

In November 2014, Endo Pharmaceuticals Inc. and Mallinckrodt LLC filed suit against Impax in the U.S. District Court for the District of Delaware making additional allegations of patent infringement based on the filing of Impax’s Oxymorphone hydrochloride ANDA described above. Also in November 2014, Endo and Mallinckrodt filed a separate suit in the U.S. District Court for the District of Delaware making additional allegations of patent infringement based on the filing of ThoRx’s Oxymorphone hydrochloride ANDA described above. ThoRx and Impax filed an answer and counterclaim to those suits in which they are named as a defendant. The cases are currently stayed.

Merck Sharp & Dohme Corp. v. Amneal Pharmaceuticals LLC (Mometasone furoate)

In March 2015, Merck Sharp & Dohme Corp filed suit against Amneal in the U.S. District Court for the District of Delaware alleging patent infringement based on the filing of the Amneal’s ANDA for a generic alternative to Merck’s Nasonex® product. The District Court trial was completed on June 22, 2016. The court issued an opinion finding that Amneal’s proposed generic product did not infringe the asserted patent. Merck filed an appeal of that decision with the Court of Appeals for the Federal Circuit which remains pending. Amneal launched its generic version of the product on April 5, 2017, prior to the rendering of an appellate court decision, and continues to sell the product as of the date of this prospectus. Amneal believes that it has substantial meritorious defenses to the claims alleged. However, these actions, if successful, could adversely affect Amneal and could have a material adverse effect on Amneal’s business, results of operations, financial condition and cash flows.

Otsuka Pharmaceutical Co. Ltd. v. Amneal Pharmaceuticals LLC, et. al. (Aripiprazole)

In March 2015, Otsuka Pharmaceutical Co. Ltd. filed suit against Amneal in the U.S. District Court for the District of New Jersey alleging patent infringement based on the filing of Amneal’s ANDA for a generic alternative to Otsuka’s Abilify® tablet product. Otsuka filed an appeal with the Court of Appeals for the Federal Circuit related to rulings from the District Court regarding some of the patents-in-suit. The District Court has not yet set a trial date for the remaining patents-in-suit. Amneal, like a number of other generic manufacturers, has launched its generic version of Otsuka’s Abilify® “at-risk,” prior to the rendering of an appellate court decision, and continues to sell the product as of the date hereof. Amneal believes that it has substantial meritorious defenses to the claims alleged. However, these actions, if successful, could adversely affect Amneal and could have a material adverse effect on Amneal’s business, results of operations, financial condition and cash flows.

Bristol-Myers Squibb Company, et al. v. Impax Laboratories, Inc. (Apixaban)

On April 10, 2017, Bristol-Myers Squibb Company and Pfizer Inc. filed suit against Impax in the United States District Court for the District of Delaware alleging patent infringement based on the filing of Impax’s ANDA related to Apixaban Tablets, 2.5 mg and 5 mg, generic to Eliquis®. Impax responded to the complaint on June 2, 2017 and Plaintiffs further responded on June 22, 2017. On September 22, 2017, the parties jointly filed a proposed schedule with the Court, proposing that Impax’s case and a number of related cases be consolidated. On November 3, 2017, the Court consolidated the related cases and set the case schedule. Trial is scheduled for October 15, 2019.

Biogen MA Inc. v. Impax Laboratories, Inc. (Dimethyl Fumarate)

On June 26, 2017, Biogen MA Inc. filed suit against Impax in the U.S. District Court for the District of Delaware alleging patent infringement based on the filing of Impax’s ANDA relating to Dimethyl Fumarate 120 and 240 mg capsules, generic to Tecfidera®. Impax answered the complaint on October 16, 2017. On February 2, 2017, the Court consolidated the related cases and set the case schedule. Trial is scheduled for December 9, 2019.

Patent Infringement Matters

Impax Laboratories Inc., et al. v. Lannett Holdings, Inc. and Lannett Company (Zomig®)

In July 2014, Impax filed suit against Lannett Holdings, Inc. and Lannett Company (collectively, “Lannett”) in the United States District Court for the District of Delaware, alleging patent infringement based on the filing of the Lannett ANDA relating to Zolmitriptan Nasal Spray, 5mg, generic to Zomig® Nasal Spray. The case went to trial in September 2016. On March 29, 2017, the District Court issued a Trial Opinion finding the asserted patents valid and infringed. On April 17, 2017, the District Court entered a Final Judgment and Injunction that, inter alia, bars FDA approval of Lannett’s proposed generic product prior to May 29, 2021. On May 12, 2017, Lannett filed a Notice of Appeal with the United States Court of Appeals for the Federal Circuit. Briefing of Lannett’s appeal has been completed and oral argument is scheduled for April 5, 2018.

Impax Laboratories Inc., et al. v. Par Pharmaceutical, Inc. (Zomig®)

On September 23, 2016, Impax filed suit against Par Pharmaceutical, Inc. (“Par”) in the United States District Court for the District of Delaware, alleging patent infringement based on the filing of the Par ANDA relating to Zolmitriptan Nasal Spray, 2.5 mg and 5 mg, generic to Zomig® Nasal Spray. On October 12, 2016, the parties stipulated to stay the case pending the outcome of the related case, Impax Laboratories Inc., et al. v. Lannett matter described above. On April 24, 2017, the parties stipulated that the stay shall remain in effect until the Impax Laboratories Inc., et al. v. Lannett matter is fully resolved. As such, Par has not yet filed an answer or counterclaims to the Impax’s complaint. The 30-month stay of approval for applicable to the Par ANDA has been tolled pending resumption of this case.

Impax Laboratories Inc., et al. v. Actavis Laboratories, Inc. and Actavis Pharma Inc. (Rytary®)

In September 2015, Impax filed suit against Actavis Laboratories, Inc. and Actavis Pharma Inc. (collectively, “Actavis”) in the United States District Court for the District of New Jersey, alleging patent infringement of U.S. Patent Nos. 7,094,427; 8,377,474; 8,454,998; 8,557,283; 9,089,607; 9,089,608, based on the filing of the Actavis ANDA relating to carbidopa and levodopa extended release capsules, generic to Rytary®. Impax filed related actions alleging infringement of later-issued U.S. Patent No. 9,463,246 in December 2016 and of later-issued U.S. Patent No. 9,533,046 in May 2017. Both related actions were consolidated with the lead action. On December 15, 2017, the Patent and Trademark Office issued an Ex Parte Reexamination Certificate canceling all claims of the ‘427 patent; the parties subsequently stipulated to dismiss with prejudice all claims and counterclaims relating to the ‘427 patent. Fact discovery and claim construction briefing have concluded and a claim construction hearing was held on April 26, 2017. On May 9, 2017, the District Court issued a decision interpreting certain claim terms in dispute in the litigation. Subject to reservation of all rights to appeal the Court’s May 9, 2017 decision, the parties stipulated to dismiss without prejudice all claims and counterclaims relating to the ‘474, ‘998, and ‘607 patents, and the Court entered an order recognizing this stipulation on June 8, 2017. The parties have completed expert discovery and Actavis filed a summary judgment motion on October 23, 2017. Briefing on the summary judgment motion is complete and an oral hearing was scheduled for February 27, 2018. On February 20, 2018, the Court issued an order setting trial for March 6, 2018. On February 23, 2018, the parties filed a joint letter requesting a trial date in the first two weeks of May 2018. The Court has not yet responded to the parties’ letter.

Impax Laboratories, Inc. v. Sandoz Inc. (Rytary®)

On March 31, 2017, Impax filed suit against Sandoz Inc. in the United States District Court for the District of New Jersey, alleging infringement of U.S. Patent Nos. 7,094,427; 8,377,474; 8,454,998; 8,557,283; 9,089,607; 9,089,608; 9,463,246; and 9,533,046, based on the filing of Sandoz’s ANDA relating to carbidopa and levodopa extended release capsules, generic to Rytary®. Sandoz has not yet answered or otherwise responded to the Complaint.

Impax Laboratories, Inc. v. Zydus Pharmaceuticals USA, Inc. and Cadila Healthcare Ltd. (Rytary®)

On December 21, 2017, Impax filed suit against Zydus Pharmaceuticals USA, Inc. and Cadila Healthcare Ltd. (collectively, “Zydus”) in the United States District Court for the District of New Jersey, alleging infringement of U.S. Patent No. 9,089,608, based on the filing of Zydus’s ANDA relating to carbidopa and levodopa extended release capsules, generic to Rytary®. Zydus has not yet answered or otherwise responded to the Complaint.

Other Litigation Related to Impax’s and Amneal’s Business

Solodyn® Antitrust Class Actions

From July 2013 to January 2016, 18 complaints were filed as class actions on behalf of direct and indirect purchasers, as well as by certain direct purchasers, against manufacturers of the brand drug Solodyn® and its generic equivalents, including Impax.

On July 22, 2013, Plaintiff United Food and Commercial Workers Local 1776 & Participating Employers Health and Welfare Fund, an indirect purchaser, filed a class action complaint in the United States District Court for the Eastern District of Pennsylvania on behalf of itself and others similarly situated.

On July 23, 2013, Plaintiff Rochester Drug Co-Operative, Inc., a direct purchaser, filed a class action complaint in the United States District Court for the Eastern District of Pennsylvania on behalf of itself and others similarly situated.

On August 1, 2013, Plaintiff International Union of Operating Engineers Local 132 Health and Welfare Fund, an indirect purchaser, filed a class action complaint in the United States District Court for the Northern District of California on behalf of itself and others similarly situated. On August 29, 2013, this Plaintiff withdrew its complaint from the United States District Court for the Northern District of California, and on August 30, 2013, re-filed the same complaint in the United States Court for the Eastern District of Pennsylvania, on behalf of itself and others similarly situated.

On August 9, 2013, Plaintiff Local 274 Health & Welfare Fund, an indirect purchaser, filed a class action complaint in the United States District Court for the Eastern District of Pennsylvania on behalf of itself and others similarly situated.

On August 12, 2013, Plaintiff Sheet Metal Workers Local No. 25 Health & Welfare Fund, an indirect purchaser, filed a class action complaint in the United States District Court for the Eastern District of Pennsylvania on behalf of itself and others similarly situated.

On August 27, 2013, Plaintiff Fraternal Order of Police, Fort Lauderdale Lodge 31, Insurance Trust Fund, an indirect purchaser, filed a class action complaint in the United States District Court for the Eastern District of Pennsylvania on behalf of itself and others similarly situated.

On August 29, 2013, Plaintiff Heather Morgan, an indirect purchaser, filed a class action complaint in the United States District Court for the Eastern District of Pennsylvania on behalf of itself and others similarly situated.

On August 30, 2013, Plaintiff Plumbers & Pipefitters Local 178 Health & Welfare Fund, an indirect purchaser, filed a class action complaint in the United States District Court for the Eastern District of Pennsylvania on behalf of itself and others similarly situated.

On September 9, 2013, Plaintiff Ahold USA, Inc., a direct purchaser, filed a class action complaint in the United States District Court for the District of Massachusetts on behalf of itself and others similarly situated.

On September 24, 2013, Plaintiff City of Providence, Rhode Island, an indirect purchaser, filed a class action complaint in the United States District Court for the District of Arizona on behalf of itself and others similarly situated.

On October 2, 2013, Plaintiff International Union of Operating Engineers Stationary Engineers Local 39 Health & Welfare Trust Fund, an indirect purchaser, filed a class action complaint in the United States District Court for the District of Massachusetts on behalf of itself and others similarly situated.

On October 7, 2013, Painters District Council No. 30 Health and Welfare Fund, an indirect purchaser, filed a class action complaint in the United States District Court for the District of Massachusetts on behalf of itself and others similarly situated.

On October 25, 2013, Plaintiff Man-U Service Contract Trust Fund, an indirect purchaser, filed a class action complaint in the United States District Court for the Eastern District of Pennsylvania on behalf of itself and others similarly situated.

On March 13, 2014, Plaintiff Allied Services Division Welfare Fund, an indirect purchaser, filed a class action complaint in the United States District Court for the District of Massachusetts on behalf of itself and others similarly situated.

On March 19, 2014, Plaintiff NECA-IBEW Welfare Trust Fund, an indirect purchaser, filed a class action complaint in the United States District Court for the District of Massachusetts on behalf of itself and others similarly situated.

On February 25, 2014, the United States Judicial Panel on Multidistrict Litigation ordered the pending actions transferred to the District of Massachusetts for coordinated pretrial proceedings, as In Re Solodyn (Minocycline Hydrochloride) Antitrust Litigation.

On March 26, 2015, Walgreen Co., The Kruger Co., Safeway Inc., HEB Grocery Company L.P., Albertson’s LLC, direct purchasers, filed a separate complaint in the United States District Court for the Middle District of Pennsylvania. On April 8, 2015, the Judicial Panel on Multi-District Litigation ordered the action be transferred to the District of Massachusetts, to be coordinated or consolidated with the coordinated proceedings. The original complaint filed by the plaintiffs asserted claims only against defendant Medicis. On October 5, 2015, the plaintiffs filed an amended complaint asserting claims against Impax and the other generic defendants.

On April 16, 2015, Rite Aid Corporation and Rite Aid Hdqtrs. Corp, direct purchasers, filed a separate complaint in the United States District Court for the Middle District of Pennsylvania. On May 1, 2015, the Judicial Panel on Multi-District Litigation ordered the action be transferred to the District of Massachusetts, to be coordinated or consolidated with the coordinated proceedings. The original complaint filed by the plaintiffs asserted claims only against defendant Medicis. On October 5, 2015, the plaintiffs filed an amended complaint asserting claims against Impax and the other generic defendants.

On January 25, 2016, CVS Pharmacy, Inc., a direct purchaser, filed a separate complaint in the United States District Court for the Middle District of Pennsylvania. On February 11, 2016, the Judicial Panel on Multi-District Litigation ordered the action to be transferred to the District of Massachusetts to be coordinated or consolidated with the coordinated proceedings.

The consolidated amended complaints allege that Medicis engaged in anticompetitive schemes by, among other things, filing frivolous patent litigation lawsuits, submitting frivolous Citizen Petitions, and entering into anticompetitive settlement agreements with several generic manufacturers, including Impax, to delay generic competition of Solodyn® and in violation of state and federal antitrust laws. Plaintiffs seek, among other things, unspecified monetary damages and equitable relief, including disgorgement and restitution. On August 14, 2015, the District Court granted in part and denied in part defendants’ motion to dismiss the consolidated amended complaints. On October 16, 2017, the Court certified the Direct Purchaser Plaintiffs’ and End-Payor Plaintiffs’ classes. On October 30, 2017, Impax filed a petition for interlocutor appeal challenging the Court’s certification of the End-Payor Plantiffs’ class. On January 25, 2018, the Court denied Plaintiffs’ and Impax’s summary judgment motions. Trial is currently set for March 12, 2018.

Opana ER® FTC Antitrust Suit

On February 25, 2014, Impax received a Civil Investigative Demand (“CID”) from the FTC concerning its investigation into the drug Opana® ER and its generic equivalents. On March 30, 2016, the FTC filed a complaint against Impax, Endo, and others in the United States District Court for the Eastern District of Pennsylvania, alleging that Impax and Endo violated antitrust laws when they entered into a June 2010 co-promotion and development agreement and a June 2010 settlement agreement that resolved patent litigation in connection with the submission of Impax’s ANDA for generic original Opana® ER. In July 2016, the defendants filed a motion to dismiss the complaint, and a motion to sever the claims regarding Opana® ER from claims with respect to a separate settlement agreement that was challenged by the FTC. On October 20, 2016, the Court granted the motion to sever, formally terminating the suit against Impax, with an order that the FTC re-file no later than November 3, 2016 and dismissed the motion to dismiss as moot. On October 25, 2016, the FTC filed a notice of voluntary dismissal. On January 19, 2017, the FTC filed a Part 3 Administrative complaint against Impax with similar allegations regarding Impax’s June 2010 settlement agreement with Endo that resolved patent litigation in connection with the submission of Impax’s ANDA for generic original Opana® ER. Impax filed its answer to the Administrative Complaint on February 7, 2017. Trial concluded on November 15, 2017. Post-trial briefing is complete and closing arguments were held February 15, 2018. A decision is pending.

Opana ER® Antitrust Class Actions

From June 2014 to April 2015, 14 complaints were filed as class actions on behalf of direct and end-payor (indirect) purchasers, as well as by certain direct purchasers, against the manufacturer of the brand drug Opana ER® and Impax.

On June 4, 2014, Plaintiff Fraternal Order of Police, Miami Lodge 20, Insurance Trust Fund, an indirect purchaser, filed a class action complaint in the United States District Court for the Eastern District of Pennsylvania on behalf of itself and others similarly situated.

On June 4, 2014, Plaintiff Rochester Drug Co-Operative, Inc., a direct purchaser, filed a class action complaint in the United States District Court for the Eastern District of Pennsylvania on behalf of itself and others similarly situated.

On June 6, 2014, Plaintiff Value Drug Company, a direct purchaser, filed a class action complaint in the United States District Court for the Northern District of California on behalf of itself and others similarly situated. On June 26, 2014, this Plaintiff withdrew its complaint from the United States District Court for the Northern District of California, and on July 16, 2014, re-filed the same complaint in the United States District Court for the Northern District of Illinois, on behalf of itself and others similarly situated.

On June 19, 2014, Plaintiff Wisconsin Masons’ Health Care Fund, an indirect purchaser, filed a class action complaint in the United States District Court for the Northern District of Illinois on behalf of itself and others similarly situated.

On July 17, 2014, Plaintiff Massachusetts Bricklayers, an indirect purchaser, filed a class action complaint in the United States District Court for the Eastern District of Pennsylvania on behalf of itself and others similarly situated.

On August 11, 2014, Plaintiff Pennsylvania Employees Benefit Trust Fund, an indirect purchaser, filed a class action complaint in the United States District Court for the Northern District of Illinois on behalf of itself and others similarly situated.

On September 19, 2014, Plaintiff Meijer Inc., a direct purchaser, filed a class action complaint in the United States District Court for the Northern District of Illinois on behalf of itself and others similarly situated.

On October 3, 2014, Plaintiff International Union of Operating Engineers, Local 138 Welfare Fund, an indirect purchaser, filed a class action complaint in the United States District Court for the Northern District of Illinois on behalf of itself and others similarly situated.

On November 17, 2014, Louisiana Health Service & Indemnity Company d/b/a Blue Cross and Blue Shield of Louisiana, an indirect purchaser, filed a class action complaint in the United States District Court for the Middle District of Louisiana on behalf of itself and others similarly situated.

On December 12, 2014, the United States Judicial Panel on Multidistrict Litigation ordered the pending actions transferred to the Northern District of Illinois for coordinated pretrial proceedings, as In Re Opana ER Antitrust Litigation.

On December 19, 2014, Plaintiff Kim Mahaffay, an indirect purchaser, filed a class action complaint in the Superior Court of the State of California, Alameda County, on behalf of herself and others similarly situated. On January 27, 2015, the Defendants removed the action to the United States District Court for the Northern District of California.

On January 12, 2015, Plaintiff Plumbers & Pipefitters Local 178 Health & Welfare Trust Fund, an indirect purchaser, filed a class action complaint in the United States District Court for the Northern District of Illinois on behalf of itself and others similarly situated.

On March 26, 2015 Walgreen Co., The Kruger Co., Safeway Inc., HEB Grocery Company L.P., Albertson’s LLC, direct purchasers, filed a separate complaint in the United States District Court for the Northern District of Illinois.

On April 23, 2015, Rite Aid Corporation and Rite Aid Hdqtrs. Corp, direct purchasers, filed a separate complaint in the United States District Court for the Northern District of Illinois.

In each case, the complaints allege that Endo engaged in an anticompetitive scheme by, among other things, entering into an anticompetitive settlement agreement with Impax to delay generic competition of Opana ER® and in violation of state and federal antitrust laws. Plaintiffs seek, among other things, unspecified monetary damages and equitable relief, including disgorgement and restitution. Consolidated amended complaints were filed on May 4, 2015 by direct purchaser plaintiffs and end-payor (indirect) purchaser plaintiffs.

On July 3, 2015, defendants filed motions to dismiss the consolidated amended complaints, as well as the complaints of the “Opt-Out Plaintiffs” (Walgreen Co., The Kruger Co., Safeway Inc., HEB Grocery Company L.P., Albertson’s LLC, Rite Aid Corporation and Rite Aid Hdqtrs. Corp.).

On February 1, 2016, CVS Pharmacy, Inc. filed a complaint in the United States District Court for the Northern District of Illinois. The parties agreed that CVS Pharmacy, Inc. would be bound by the court’s ruling on the defendants’ motion to dismiss the Opt-Out Plaintiffs’ complaints.

On February 10, 2016, the court granted in part and denied in part defendants’ motion to dismiss the end-payor purchaser plaintiffs’ consolidated amended complaint, and denied defendants’ motion to dismiss the direct purchaser plaintiffs’ consolidated amended complaint. The end-payor purchaser plaintiffs have filed a second consolidated amended complaint and Impax has moved to dismiss certain state law claims.

On February 25, 2016, the court granted defendants’ motion to dismiss the Opt-Out Plaintiffs’ complaints, with leave to amend. The Opt-Out Plaintiffs and CVS Pharmacy, Inc. have filed amended complaints and Impax has filed its answer.

Discovery is ongoing. No trial date has been scheduled.

Sergeants Benevolent Association Health & Welfare Fund v. Actavis, PLC, et. al.

In August 2015, a complaint was filed against Amneal in the U.S. District Court for the Southern District of New York involving patent litigation settlement agreements between Amneal and Forest Laboratories. Amneal was one of a number of pharmaceutical companies named in the lawsuit. The settlement agreement at issue settled the patent litigation between Forest Laboratories and Amneal regarding Namenda© immediate release tablets. On September 13, 2016, the court denied the defendants’ motion to dismiss with respect to the federal claims and stayed the state law claims pending against Amneal and the other generic pharmaceutical company defendants until the federal claims are resolved. The court denied the defendants’ motion to dismiss with respect to the state law claims without prejudice to renew the motion after the federal claims have been resolved. The court cited the interests of judicial economy and the myriad state antitrust and unfair business practices laws as the basis for severing the state law claims and placing them on the court’s inactive docket. The court’s decision places the entirety of the claims pending against Amneal and the other generic pharmaceutical companies on the court’s inactive docket, which effectively stays the litigation as to Amneal until the federal claims are resolved or until the court removes those claims from its inactive docket. Amneal believes that it has substantial meritorious defenses to the claims alleged. However, these actions, if successful, could adversely affect Amneal and could have a material adverse effect on Amneal’s business, results of operations, financial condition and cash flows.

United States Department of Justice Investigations

Previously on November 6, 2014, Impax disclosed that one of its sales representatives received a grand jury subpoena from the Antitrust Division of the United States Justice Department (the “Justice Department”). In connection with this same investigation, on March 13, 2015, Impax received a grand jury subpoena from the Justice Department requesting the production of information and documents regarding the sales, marketing, and pricing of certain generic prescription medications. In particular, the Justice Department’s investigation currently focuses on four generic medications: digoxin tablets, terbutaline sulfate tablets, prilocaine/lidocaine cream, and calcipotriene topical solution. Impax has been cooperating and intends to continue cooperating with the investigation. However, no assurance can be given as to the timing or outcome of the investigation.

Attorney General of the State of Connecticut Interrogatories and Subpoena Duces Tecum

On July 14, 2014, Impax received a subpoena and interrogatories (the “Subpoena”) from the State of Connecticut Attorney General (“Connecticut AG”) concerning its investigation into sales of Impax’s generic product, digoxin. According to the Connecticut AG, the investigation is to determine whether anyone engaged in a contract, combination or conspiracy in restraint of trade or commerce which has the effect of (i) fixing, controlling or maintaining prices or (ii) allocating or dividing customers or territories relating to the sale of digoxin in violation of Connecticut state antitrust law. Impax intends to cooperate with the Connecticut AG in producing documents and information in response to the Subpoena. To the knowledge of Impax, no proceedings by the Connecticut AG have been initiated against Impax at this time; however no assurance can be given as to the timing or outcome of this investigation.

Texas State Attorney General Civil Investigative Demand

On May 27, 2014, a civil investigative demand (“CID”) was served on Amneal by the Office of the Attorney General for the state of Texas (the “Texas AG”) relating to products distributed by Amneal under a specific Amneal labeler code. Shortly thereafter, Amneal received a second CID with respect to the same products sold by Interpharm Holding, Inc. (“Interpharm”), the assets of which had been acquired by Amneal in June 2008. Amneal completed its production of the direct and indirect sales transaction data in connection with the products at issue and provided this information to the Texas AG in November 2015. In May 2016, the Texas AG delivered two settlement demands to Amneal in connection with alleged overpayments made by the State of Texas for such products under its Medicaid programs. For the Amneal and Interpharm products at issue, the Texas AG’s initial demand was for an aggregate total of $36 million based on $16.2 million in alleged overpayments. After analyzing the Texas AG’s demand, Amneal raised certain questions regarding the methodology used in the Texas AG’s overpayment calculations, including the fact that the calculations treated all pharmacy claims after 2012 for the products at issue as claims for over-the-counter (“OTC”) drugs, even though the products were prescription pharmaceuticals. This had the effect of increasing the alleged overpayment because the dispensing fee for OTC drugs was lower than that for prescription drugs. Therefore the Texas AG’s calculations were derived by subtracting a lower (and incorrect) OTC dispensing fee from the higher (and correct) prescription dispensing fee. The Texas AG later acknowledged this discrepancy and is in the process of re-calculating the alleged overpayment.

In re Generic Pharmaceuticals Pricing Antitrust Litigation

From March 2016 to April 2017, 22 complaints were filed as class actions on behalf of direct and indirect purchasers against manufacturers of generic digoxin and doxycycline and Impax alleging a conspiracy to fix, maintain and/or stabilize prices of these generic products. From January 2017 to April 2017, three complaints were filed on behalf of indirect purchasers against manufacturers of generic lidocaine/prilocaine and Impax alleging a conspiracy to fix, maintain and/or stabilize prices of these generic products.

On March 2, 2016, Plaintiff International Union of Operating Engineers Local 30 Benefits Fund, an indirect purchaser, filed a class action complaint in the United States District Court for the Eastern District of Pennsylvania on behalf of itself and others similarly situated. The plaintiff filed an amended complaint on June 9, 2016.

On March 25, 2016, Plaintiff Tulsa Firefighters Health and Welfare Trust, an indirect purchaser, filed a class action complaint in the United States District Court for the Eastern District of Pennsylvania on behalf of itself and others similarly situated.

On March 25, 2016, Plaintiff NECA-IBEW Welfare Trust Fund, an indirect purchaser, filed a class action complaint in the United States District Court for the Eastern District of Pennsylvania on behalf of itself and others similarly situated.

On April 4, 2016, Plaintiff Pipe Trade Services MN, an indirect purchaser, filed a class action complaint in the United States District Court for the Eastern District of Pennsylvania on behalf of itself and others similarly situated.

On April 25, 2016, Plaintiff Edward Carpinelli, an indirect purchaser, filed a class action complaint in the United States District Court for the Eastern District of Pennsylvania on behalf of itself and others similarly situated.

On April 27, 2016, Plaintiff Fraternal Order of Police, Miami Lodge 20, Insurance Trust Fund, an indirect purchaser, filed a class action complaint in the United States District Court for the Eastern District of Pennsylvania on behalf of itself and others similarly situated.

On May 2, 2016, Plaintiff Nina Diamond, an indirect purchaser, filed a class action complaint in the United States District Court for the Eastern District of Pennsylvania on behalf of itself and others similarly situated.

On May 5, 2016, Plaintiff UFCW Local 1500 Welfare Fund, an indirect purchaser, filed a class action complaint in the United States District Court for the Eastern District of Pennsylvania on behalf of itself and others similarly situated.

On May 6, 2016, Plaintiff Minnesota Laborers Health and Welfare Fund, an indirect purchaser, filed a class action complaint in the United States District Court for the Eastern District of Pennsylvania on behalf of itself and others similarly situated.

On May 12, 2016, Plaintiff the City of Providence, Rhode Island, an indirect purchaser, filed a class action complaint in the United States District Court for the District of Rhode Island on behalf of itself and others similarly situated.

On May 18, 2016, Plaintiff KPH Healthcare Services, Inc. a/k/a Kinney Drugs, Inc., a direct purchaser, filed a class action complaint in the United States District Court for the Eastern District of Pennsylvania on behalf of itself and others similarly situated.

On May 19, 2016, Plaintiff Philadelphia Federation of Teachers Health and Welfare Fund, an indirect purchaser, filed a class action complaint in the United States District Court for the Eastern District of Pennsylvania on behalf of itself and others similarly situated.

On June 8, 2016, Plaintiff United Food & Commercial Workers and Employers Arizona Health and Welfare Trust, an indirect purchaser, filed a class action complaint in the United States District Court for the Eastern District of Pennsylvania on behalf of itself and others similarly situated.

On June 17, 2016, Plaintiff Ottis McCrary, an indirect purchaser, filed a class action complaint in the United States District Court for the Eastern District of Pennsylvania on behalf of itself and others similarly situated.

On June 20, 2016, Plaintiff Rochester Drug Co-Operative, Inc., a direct purchaser, filed a class action complaint in the United States District Court for the Eastern District of Pennsylvania on behalf of itself and others similarly situated.

On June 27, 2016, Plaintiff César Castillo Inc., a direct purchaser, filed a class action complaint in the United States District Court for the Eastern District of Pennsylvania on behalf of itself and others similarly situated.

On June 29, 2016, Plaintiff Plumbers & Pipefitters Local 33 Health and Welfare Fund, an indirect purchaser, filed a class action complaint in the United States District Court for the Eastern District of Pennsylvania on behalf of itself and others similarly situated.

On July 1, 2016, Plaintiff Plumbers & Pipefitters Local 178 Health and Welfare Trust Fund, an indirect purchaser, filed a class action complaint in the United States District Court for the Eastern District of Pennsylvania on behalf of itself and others similarly situated.

On July 15, 2016, Plaintiff Ahold USA, Inc., a direct purchaser, filed a class action complaint in the United States District Court for the Eastern District of Pennsylvania on behalf of itself and others similarly situated.

On September 7, 2016, Plaintiff United Here Health, an indirect purchaser, filed a class action complaint in the United States District Court for the Eastern District of Pennsylvania on behalf of itself and others similarly situated.

On September 20, 2016, Plaintiff Valerie Velardi, an indirect purchaser, filed a class action complaint in the United States District Court for the Eastern District of Pennsylvania on behalf of itself and others similarly situated.

On January 13, 2017, Plaintiff International Union of Operating Engineers Local 30 Benefits Fund, an indirect purchaser, filed a class action complaint in the United States District Court for the Eastern District of Pennsylvania on behalf of itself and others similarly situated against manufacturers of generic lidocaine/prilocaine and Impax alleging a conspiracy to fix, maintain and/or stabilize prices of this generic drug.

On April 17, 2017, Plaintiff UFCW Local 1500 Welfare Fund, an indirect purchaser, filed a class action complaint in the United States District Court for the Eastern District of Pennsylvania on behalf of itself and others similarly situated against manufacturers of generic lidocaine/prilocaine and Impax alleging a conspiracy to fix, maintain and/or stabilize prices of this generic drug.

On April 25, 2017, Plaintiff Louisiana Health Service Indemnity Company, an indirect purchaser, filed a class action complaint in the United States District Court for the Eastern District of Pennsylvania on behalf of itself and others similarly situated against manufacturers of generic lidocaine/prilocaine and Impax alleging a conspiracy to fix, maintain and/or stabilize prices of this generic drug.

On May 19, 2016, several indirect purchaser plaintiffs filed a motion with the Judicial Panel on Multidistrict Litigation to transfer and consolidate the actions in the United States District Court for the Eastern District of Pennsylvania. The Judicial Panel ordered the actions consolidated in the Eastern District of Pennsylvania and ordered that the actions be renamed “In re Generic Digoxin and Doxycycline Antitrust Litigation”. On January 27, 2017, plaintiffs filed two consolidated class action complaints. With respect to doxycycline, the plaintiffs dropped their allegations against Impax. On March 28, 2017, Impax, separately and along with other defendants, filed motions to dismiss the digoxin class action complaint. On April 6, 2017, the Judicial Panel on Multidistrict Litigation ordered the consolidation of all civil actions involving allegations of antitrust conspiracies in the generic pharmaceutical industry regarding 18 generic drugs to the Eastern District of Pennsylvania. The consolidated actions have been renamed In re Generic Pharmaceuticals Pricing Antitrust Litigation. On October 6, 2017, Impax filed a motion to dismiss the digoxin complaint. Briefing on the motion to dismiss is complete and a decision is pending.

On January 19, 2018, Plaintiffs The Kroger Co., Albertsons Companies, LLC, and H.E. Butt Grocery Company L.P., opt-outs, filed a complaint in the United States District Court for the Eastern District of Pennsylvania against 35 companies, including Impax, alleging a conspiracy to fix, maintain and/or stabilize prices of thirty drugs and specifically digoxin and lidocaine/prilocaine with respect to Impax. No schedule has been set.

AWP Litigation

On December 30, 2015, Plumbers’ Local Union No. 690 Health Plan and others similarly situated filed a class action against several generic drug manufacturers, including Impax, in the Court of Common Pleas of Philadelphia County, First Judicial District of Pennsylvania, Civil Trial Division, alleging that Impax and others violated the law, including the Pennsylvania Unfair Trade Practices and Consumer Protection law, by inflating the Average Wholesale Price (“AWP”) of certain generic drugs. The case has since been removed to federal court in the United States District Court for the Eastern District of Pennsylvania. By virtue of an amended complaint filed on March 29, 2016, the suit has been amended to comprise a nationwide class of third party payors that allegedly reimbursed or purchased certain generic drugs based on AWP and to assert causes of action under the laws of other states in addition to Pennsylvania. On May 17, 2016, this case was stayed. On January 18, 2017, Impax, along with the other defendants, filed a joint motion to dismiss the complaint. On September 15, 2017, the Court dismissed the complaint with prejudice. The time period to file an appeal has elapsed.

On February 5, 2016, Delaware Valley Health Care Coalition filed a lawsuit based on substantially similar allegations in the Court of Common Pleas of Philadelphia County, First Judicial District of Pennsylvania, Civil Trial Division that seeks declaratory judgment. On May 20, 2016, this case was stayed pending resolution of the federal court action described above.

Impax Laboratories, Inc. v. Turing Pharmaceuticals AG

On May 2, 2016, Impax filed suit against Turing Pharmaceuticals AG (“Turing”) in the United States District Court for the Southern District of New York alleging breach of the terms of the contract by which Turing purchased from Impax the right to sell the drug Daraprim®, as well as the right to sell certain Daraprim® inventory (the “Purchase Agreement”). Specifically, Impax seeks (i) a declaratory judgment that Impax may revoke Turing’s right to sell Daraprim® under Impax’s labeler code and national drug codes; (ii) specific performance to require Turing to comply with its obligations under the Purchase Agreement for past due reports and for reports going forward; and (iii) money damages to remedy Turing’s failure to reimburse Impax for chargebacks and Medicaid rebate liability when due, currently in excess of $40.9 million, and for future amounts that may be due. Turing has filed its answer and a counterclaim against Impax alleging breach of contract and breach of the duty of good faith and fair dealing. Discovery is closed. On October 14, 2016, Impax filed a motion for summary judgment. The District Court issued its order on September 29, 2017. The Court found that Turing breached the Purchase Agreement by failing to reimburse Impax for Medicaid rebate liability, however, the Court also found that the Company breached the Purchase Agreement by not filing a restatement with the Centers for Medicare and Medicaid Services at Turing’s request. Therefore, Impax was not entitled to damages. On October 13, 2017, Impax filed a Motion for Clarification / Reconsideration of the Summary Judgment Order. Briefing on the motion is complete and a decision is pending.

Telephone Consumer Protection Act Cases

On January 31, 2017, Plaintiff Family Medicine Pharmacy LLC filed a class action complaint in the United States District Court for the Southern District of Alabama on behalf of itself and others similarly situated against Impax alleging violation of the Telephone Consumer Protection Act, as amended by the Junk Fax Prevention Act of 2005 (the “Telephone Consumer Protection Act”). On March 27, 2017, Impax filed a motion to dismiss the complaint and plaintiff filed an amended complaint on April 10, 2017. On July 18, 2017, the parties reached an agreement in principle regarding the class settlement. On September 29, 2017, the District Court preliminarily approved the proposed class settlement. The Court is scheduled to hold a hearing on March 6, 2018 regarding the final approval of the proposed class settlement.

On February 14, 2017, Plaintiff Medicine To Go Pharmacies, Inc. filed a class action complaint in the United States District Court for the District of New Jersey on behalf of itself and others similarly situated against Impax alleging violation of the Telephone Consumer Protection Act. On April 17, 2017, Impax filed a motion to dismiss, transfer, or stay this case in light of the first-filed case described above. This case was transferred to the Southern District of Alabama. On September 15, 2017, the Court stayed this matter pending the final approval of the class settlement described above.

Securities Class Action

On April 17, 2017, Lead Plaintiff New York Hotel Trades Council & Hotel Association of New York City, Inc. Pension Fund filed an amended class action complaint in the United States District Court for the Northern District of California on behalf of itself and others similarly situated against Impax alleging violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5. Impax filed its motion to dismiss the amended complaint on June 1, 2017 and briefing has been completed.

Shareholder Derivative Action

On February 22, 2017, Plaintiff Ed Lippman filed a shareholder derivative complaint in the Superior Court for the State of California in the County of Alameda on behalf of Impax against former executives, a current executive, and certain current members of the board of directors alleging breach of fiduciary duty, unjust enrichment, abuse of control, gross mismanagement, and corporate waste. This matter has been stayed pending the securities class action referenced above.

Securities Class Actions related to the Combination

On December 12, 2017 and December 14, 2017, Plaintiffs Susan Vana and David Stone, respectively, filed class action complaints in the United States District Court for the Northern District of California on behalf of themselves and others similarly situated against Impax alleging violations of Sections 14(a) and 20(a) of the Securities Exchange Act of 1934 generally alleging that the Registration Statement on Form S-4 related to the Combination contains false and misleading statements and/or omissions concerning the financial projections of Impax, Amneal, and New Amneal; Morgan Stanley & Co. LLC’s valuation analyses and Fairness Opinions relating to Impax and Amneal; potential conflicts of interest associated with one of Impax’s financial advisors and the Combination with Amneal; and background information of the proposed business combination, including confidentiality agreements entered into by Impax in connection with the Combination. No schedule has been set.

Teva v. Impax Laboratories, Inc.

On February 15, 2017, Plaintiffs Teva Pharmaceuticals USA, Inc. and Teva Pharmaceuticals Curacao N.V. (“Teva”) filed a Praecipe to Issue Writ of Summons and Writ of Summons (precursor to a complaint) in the Philadelphia County Court of Common Pleas against Impax alleging that Impax breached the Strategic Alliance Agreement between the parties by not indemnifying Teva in its two litigations with GlaxoSmithKline LLC regarding Wellbutrin® XL. Impax filed a Motion to Disqualify Teva’s counsel related to the matter, and on August 23, 2017, the Court denied Impax’s motion. Following the Court’s order, Teva filed its complaint. Impax has filed its appeal regarding the disqualification order, and oral argument will be held on April 10, 2018. The matter is currently stayed.

California Wage and Hour Class Action

On August 3, 2017, Plaintiff Emielou Williams filed a class action complaint in the Superior Court for the State of California in the County of Alameda on behalf of herself and others similarly situated against Impax alleging violation of California Business and Professions Code section 17200 by violating various California wage and hour laws. On October 10, 2017, Impax filed a Demurrer and Motion to Strike Class Allegations. On December 12, 2017, the Court overruled Impax’s Demurrer to Plaintiff’s individual claims, however, it struck all of Plaintiff’s class allegations. Discovery is ongoing.

From time to time, we may become subject to other legal proceedings, claims or litigation arising in the ordinary course of business. In addition, we may receive letters alleging infringement of patents or other IP rights. If an unfavorable outcome were to occur in litigation, the impact could be material to our business, financial condition, cash flow or results of operations, depending on the specific circumstances of the outcome.

Environmental Laws

We are subject to comprehensive federal, state and local environmental laws and regulations that govern, among other things, air polluting emissions, waste water discharges, solid and hazardous waste disposal, and the remediation of contamination associated with current or past generation handling and disposal activities. Amneal and Impax are subject periodically to environmental compliance reviews by various environmental regulatory agencies. While it is impossible to predict accurately the future costs associated with environmental compliance and potential remediation activities, compliance with environmental laws is not expected to require significant capital expenditures and has not had, and is not expected to have, a material adverse effect on our business, operations or financial condition.

Other Information

Unless otherwise indicated, all product sales data and U.S. market size data in this prospectus are based on information obtained from IMS Health, unrelated third-party providers of prescription market data. We did not independently engage IMS Health to provide this information.

Properties

Amneal owns or leases numerous properties in domestic and foreign locations. Amneal’s principal properties include manufacturing facilities, R&D laboratories, warehouses, and corporate offices. Amneal also has numerous smaller facilities that include sales and support offices and storage facilities throughout the world.

The following table summarizes the primary properties owned or leased by Amneal and Impax.

Property Address	Legal Status	Purpose	Expiration of Lease
Amneal Pharmaceuticals LLC
280 Newport Center Drive, Newport, California, USA	Lease	Administrative, Sales and Marketing	June 30, 2020
118 Beaver Trail, Glasgow, Kentucky	Lease	Administrative, Distribution and Warehouse	September 30, 2020
40 Aberdeen Drive, Glasgow, Kentucky	Lease	Warehouse	September 30, 2020
360 Moreland Road, Commack, New York	Lease	Warehouse	January 31, 2018; renewing for 1 year
21 Colonial Drive, Piscataway, New Jersey	Lease	Warehouse	September 30, 2025
39-49 Colonial Drive, Piscataway, New Jersey	Lease	Warehouse	October 31, 2024
1045 Centennial Ave, Piscataway, New Jersey	Lease	R&D; manufacturing in 2018	November 30, 2025
131 Chambersbrook Rd., Branchburg, New Jersey	Lease	Manufacturing	December 5, 2027
65 Readington, Branchburg, New Jersey	Lease	Manufacturing	December 5, 2027
One New England Avenue, Piscataway, New Jersey	Lease	Manufacturing	February 28, 2031
1041 US Highway 202/206, Bridgewater, New Jersey	Lease	Subleased to Kashiv Pharmaceuticals LLC	April 30, 2018
209 McLean Blvd., Paterson, New Jersey	Lease	Manufacturing	July 31, 2018; closing March 31, 2018
19 Readington Road, Branchburg, New Jersey	Lease	Warehouse	May 31, 2022
400 Crossing Boulevard, Third Floor, Bridgewater, New Jersey	Lease	Warehouse	May 31, 2022
One Murray Road, East Hanover, New Jersey	Lease	Packaging	April 30, 2022
1041 U.S. Highway 202/206, Bridgewater, New Jersey	Lease	N/A	September 30, 2025

Property Address	Legal Status	Purpose	Expiration of Lease
Amneal Biosciences LLC
400 Crossing Boulevard, Bridgewater, New Jersey	Lease	Administrative—Amneal Biosciences LLC	Month-to-month
Amneal Pharmaceuticals of New York, LLC
50 Horseblock Road, (Yaphank) Brookhaven, New York	Lease	Manufacturing, R&D, Quality and Regulatory	June 30, 2043
75 Adams, Hauppage, New York	Lease	Manufacturing, R&D, Quality and Regulatory	March 31, 2021
Amneal Ireland Ltd
Cahir Road, Cashel Co, Tipperary, Ireland	Owned	R&D with manufacturing once product approved	N/A
Creo Pharma Limited
Felsted Business Centre, Felsted, Essex, United Kington	Lease	Administrative, Sales and Marketing	June 19, 2019
Amneal Pharmaceuticals Company GmbH
Turmstrasse 30, 6312 Steinhausen, Zug, Switzerland	Lease	Administrative	June 30, 2018
Amneal Pharmaceuticals Pvt Ltd
881/1 and 871, Near Hotel Karnavati, Vill Rajoda, Tal Bavla, Ahmedabad—380001	Owned	Oral Solids Manufacturing and R&D	N/A
Plot No 15-16-17, Pharmasez, SARKHEJ BALVA HIGHWAY NH NO. 8A VILLAGE MATODA	Leased	Oral Solids & Injectables Manufacturing and R&D	December 31, 2109
509-514 Venus Atlantis, Nr Shell Petrol Pump, Prahladnagar, Satellite, Ahmedabad 380 015	Leased	Corporate Office	April 30, 2022
Magnet Park, Corporate House No 18, Sarkhej Gandhinagar Highway, Thaltej, Ahmedabad	Leased	Corporate Office	April 30, 2022
Magnet Park, Corporate House No 18, Sarkhej Gandhinagar Highway, Thaltej, Ahmedabad	Leased	R&D (Injectables)	February 26, 2026
Plot No 99, Gallops Industrial Park, Village Rajoda, Bavla, Ahmedabad 382 220	Leased	Additional Warehouse for OSD	February 28, 2022
901-905, 906-910 & 911 Iscon Elegance, S.G.Highway, Ahmedabad	Leased	Corporate Office (lease deed executed)	December 31, 2027
Amneal Oncology Pvt Ltd
Plot S3, S4 & S5 -A, TSIIC,SEZ, JADCHERLA TELANGANA MAHABUBNAGAR 509302	Leased	Oncology R&D & Manufacturing	August 23, 2044
H No. 5-250/1/E, Vijaynagar Colony, Jedcharla, Mandal, Mahabubnagar	Leased	Corporate lodging	November 30, 2017 (renewable by mutual agreement)

Property Address	Legal Status	Purpose	Expiration of Lease
Raks Pharmaceuticals Pvt Ltd
PLOT NO 68 SY NO 60,62&63 OFE BONAMGI REVENUE VILLAGE PARAWADA MANDAL AP 008 VISAKHAPATAM APANDHRA PRADESH, 530001	Owned	API Manufacturing and R&D	N/A
PLOT NO Z/111/A DAHEJ SEZ, PART II DAHEJ, GUJARAT BHARUCH-392110	Leased	API Manufacturing	October 15, 2042
105, Shriram Heights, Duvvada Station Rd., Kurmannapalam, Vishakhapatnam 530 036	Leased	Corporate lodging	March 31, 2017, renewable by mutual agreement
55, Rang Platinum, Opp A.B.C. Colony, Dahej Bypass Road, Bharuch (3HBK)	Leased	Corporate lodging	March 31, 2017, renewable by mutual agreement
55, Rang Platinum, Opp A.B.C. Colony, Dahej Bypass Road, Bharuch (3HBK)	Leased	Corporate lodging	November 30, 2017 (Renewal in process)
Flat No. 301, 3rd Floor, R Square, Plot No 1C, Addagutta Society, Pragathi Nagar Road, JNTU Circle, K P H B Colony, Kukatpally, Hyderabad—500072	Leased	Day to day operations Purchase Dept—RAKS	November 30, 2017 (Renewal in process)
Zydus Infrastructure Private Limited,
Gr. Floor, Office Buildings Block no 3 and 4, National Highway no. 8A, Sarkhej Bavla Road, Matoda, Ahmedabad	Leased	Corporate office	March 31, 2018

Impax’s primary properties consist of various owned and leased facilities in California, Pennsylvania and New Jersey. As of December 31, 2017, we also owned a significant manufacturing facility in Taiwan, R.O.C. classified as held for sale. The expiration dates of the lease agreements for Impax’s leased facilities are up to December 31, 2027. Impax’s properties are generally used to support the operations of both the Impax Generics division and the Impax Specialty Pharma division. The table below shows the square feet owned or leased by function at each location.

Location	Owned	Leased	Total	Function
Hayward, CA	35,000	—	35,000	Research & development
Hayward, CA	50,000	—	50,000	Manufacturing
Hayward, CA	19,000	—	19,000	Administration & lab
Hayward, CA	13,300	—	13,300	Manufacturing support
Hayward, CA	—	76,180	76,180	Warehouse & lab
Hayward, CA	—	45,000	45,000	Corporate offices
Hayward, CA	—	88,677	88,677	Manufacturing & lab

California Properties	117,300	209,857	327,157

Fort Washington, PA	—	47,379	47,379	Administration

Middlesex, NJ	—	37,500	37,500	Manufacturing*
Middlesex, NJ	—	18,593	18,593	Packaging*
Middlesex, NJ	—	816	816	Research & development *
Middlesex, NJ	—	32,516	32,516	Administration*
Bridgewater, NJ	—	32,806	32,806	Administration

New Jersey Properties	—	122,231	122,231

Taiwan	—	397,917	397,917	Manufacturing#%

Totals	117,300	777,384	894,684

#	This facility is on land that is leased from the state.
*	Impax’s leases in Middlesex, NJ expire on March 31, 2018.
%	Sold on February 6, 2018.

MANAGEMENT

Executive Officers and Directors

The business and affairs of New Amneal will be managed by or under the direction of the New Amneal Board. The Stockholders Agreement provides for the New Amneal director designation rights of Impax and Amneal. See the section entitled “Certain Related Parties and Related Party Transactions—Stockholders Agreement” for more information.

The table below lists (i) the persons expected to be nominated and elected to the New Amneal Board following the completion of the Combination, along with the party to the Stockholders Agreement expected to nominate each person, and (ii) the persons expected to be appointed as executive officers of New Amneal following the completion of the Combination, along with each individual’s age and any other position that such individual will hold with New Amneal. Eight additional directors are expected to be named prior to the Closing.

Name	Position with New Amneal	Age	Nominated By
Directors
Paul M. Bisaro	Director	57	Impax
Robert L. Burr	Lead Independent Director	67	Impax
Chintu Patel	Co-Chairman	46	Amneal
Chirag Patel	Co-Chairman	50	Amneal
Robert A. Stewart	Director and Chief Executive Officer	50	—
Executive Officers
Bryan M. Reasons	Chief Financial Officer	50	—
Andrew Boyer	Executive Vice President, Commercial Operations	52	—

The following is a brief biography of each director nominee of the New Amneal Board and individual expected to serve as an executive officer of New Amneal that is known as of the date of this prospectus.

Paul M. Bisaro has served as Impax’s President and Chief Executive Officer and Director since March 27, 2017. Mr. Bisaro previously served as Executive Chairman of the Board of Directors of Allergan plc (NYSE: AGN) (“Allergan”), a global pharmaceutical company (formerly Actavis plc) since July 2014 and previously served as Chairman, President and Chief Executive Officer of Actavis until June 2014. Mr. Bisaro currently serves as a director on the board of Allergan. He was appointed President, Chief Executive Officer and a member of the board of Actavis in September 2007 and he was appointed Chairman of the board of Actavis in October 2013. Prior to joining Actavis (formerly Watson Pharmaceuticals), Mr. Bisaro was President, Chief Operating Officer and a member of the board of Barr Pharmaceuticals, Inc. (“Barr”), a global specialty pharmaceutical company, from 1999 to 2007. Between 1992 and 1999, Mr. Bisaro served as General Counsel of Barr, and from 1997 to 1999 served in various additional capacities including Senior Vice President, Strategic Business Development. Prior to joining Barr, he was associated with the law firm Winston & Strawn LLP and a predecessor firm, Bishop, Cook, Purcell and Reynolds LLP from 1989 to 1992. Mr. Bisaro served on the board of directors of Zimmer Biomet Holdings, Inc. (NYSE: ZBH) (“Zimmer Biomet”), a musculoskeletal healthcare company, from December 2013 to May 2017. Since May 2015, he has also served on the board of directors of Zoetis, Inc. (NYSE: ZTS), a producer of medicine and vaccinations for pets and livestock, and on the compensation and quality committees of such board. Since 2014, Mr. Bisaro has served on the Board of Visitors of The Catholic University of America’s Columbus School of Law. He also served as Chairman of the Board of the Generic Pharmaceutical Association (GPhA) in 2010 and 2011. Mr. Bisaro holds an undergraduate degree in General Studies from the University of Michigan and a Juris Doctor from The Catholic University of America in Washington, D.C. Mr. Bisaro’s extensive experience in the pharmaceutical industry and in executive and chairman positions with publicly traded companies provides the board with unique insights into our operations, challenges and opportunities.

Robert L. Burr has been a self-employed investment manager since May 2008. Mr. Burr was employed by J.P. Morgan Chase & Co. and associated entities from 1995 to May 2008, at which time he resigned his position as Managing Partner of the Fleming US Discovery III Funds. From October 2001 to October 2005, Mr. Burr was also a Partner at Windcrest Discovery Investments LLC, an investment management firm. From 1992 to 1995, Mr. Burr was head of Private Equity at the investment banking firm Kidder, Peabody & Co., Inc. Prior to that time, Mr. Burr served as the Managing General Partner of Morgan Stanley Ventures and General Partner of Morgan Stanley Venture Capital Fund I, L.P. and was a corporate lending officer with Citibank, N.A. Mr. Burr received an MBA from Columbia University and a BA from Stanford University. Mr. Burr’s financial acumen and his extensive knowledge of capital markets represent a valuable resource to the board in the assessment of our capital and liquidity needs. In addition, Mr. Burr’s venture capital and private equity investment experience gives him the leadership and consensus-building skills to guide the board on a variety of matters, including compensation, corporate governance and risk assessment.

Chintu Patel is Amneal’s Co-Founder and has served as Co-Chairman and Co-Chief Executive Officer of Amneal since 2002. Mr. Patel holds a bachelor’s degree in pharmacy from Rutgers College of Pharmacy. With his brother, Chirag Patel, Mr. Patel built the Amneal Alliance Companies, a group of independent companies engaged in the development of healthcare technologies and products. The Amneal Alliance Companies include Adello Biologics, LLC (“Adello”) (engaged in the development of biosimilar pharmaceutical products), AmDerma Pharmaceuticals, LLC (“AmDerma”) (engaged in the development of dermatological products), Asana Biosciences, LLC (“Asana”) (an early stage drug discovery and R&D company focusing on several therapeutic areas, including oncology, pain and inflammation), Kashiv (engaged in the development of pharmaceutical products) and Prolong Pharmaceuticals LLC (“Prolong”) (an early stage biotechnology company focused on new branded hematology and oncology products). Mr. Patel serves on the management boards of each of these companies other than Kashiv. Mr. Patel also serves on the boards of the Long Island Association and the Make-a-Wish Foundation®, and is a recipient of the Ernst & Young National Entrepreneur of the Year Life Sciences Award. Mr. Patel’s long experience as an entrepreneur in the healthcare industry as a co-founder and leader of numerous successful pharmaceutical businesses, including Amneal, gives him deep understanding of the pharmaceutical industry and extensive expertise in the wide range of strategic, commercial, R&D and operational matters relevant to Amneal.

Chirag Patel is Amneal’s Co-Founder and has served as Co-Chairman and Co-Chief Executive Officer of Amneal since 2005. Mr. Patel received his bachelor’s degree in commerce from H.A. College of Commerce, India and his B.S. in business administration from New Jersey City University. He also holds an honorary doctorate degree from New Jersey City University. With his brother, Chintu Patel, Mr. Patel built the Amneal Alliance Companies, a group of independent companies engaged in the development of healthcare technologies and products. The Amneal Alliance Companies include Adello (engaged in the development of biosimilar pharmaceutical products), AmDerma (engaged in the development of dermatological products), Asana (an early stage drug discovery and R&D company focusing on several therapeutic areas, including oncology, pain and inflammation), Kashiv (engaged in the development of pharmaceutical products) and Prolong (an early stage biotechnology company focused on new branded hematology and oncology products). Mr. Patel serves on the management boards of each of these companies other than Kashiv. Mr. Patel also serves on the boards of the Association for Accessible Medicines® (formerly Generic Pharmaceutical Association), Liberty Science Center®, the Art of Living Foundation®, New Jersey City University Foundation and the Family Reach®Foundation, and is a recipient of the Ernst & Young National Entrepreneur of the Year Life Sciences Award. Mr. Patel’s long experience as an entrepreneur in the healthcare industry as a co-founder and leader of numerous successful pharmaceutical businesses, including Amneal, gives him deep understanding of the pharmaceutical industry and extensive expertise in the wide range of strategic, commercial, financial and operational matters relevant to Amneal.

Robert A. Stewart has served as Chief Executive Officer of Amneal since January 25, 2018. He most recently served as Executive Vice President and Chief Operating Officer of Allergan, a global pharmaceutical company beginning from May 2016 to December 2017 and previously at Allergan as President, Generics and Global

Operations from March 2015 to May 2016, Chief Operating Officer from July 2014 to March 2015 and President, Global Operations, from August 2010 to July 2014. He previously served as Senior Vice President, Global Operations at Watson Pharmaceuticals from 2009 to August 2010 and held various positions with Abbott Laboratories, Inc. (NYSE: ABT), a multinational healthcare company, from 2001 until 2009 where he most recently served as Divisional Vice President, Global Supply Chain, Quality Assurance and prior to this position served as Divisional Vice President for U.S./Puerto Rico and Latin America Plant Operations. Preceding his time at Abbott Laboratories, Inc., he worked for Knoll Pharmaceutical Company from 1995 to 2001 and Hoffman La-Roche Inc. Mr. Stewart has been a North American Manufacturing board member since September 2016, and a member of the Fairleigh Dickinson University Board of Trustees since June 2017. He earned his Bachelor’s degree in Business Management and Finance from Fairleigh Dickinson University.

Bryan M. Reasons will serve as the Chief Financial Officer of New Amneal. Mr. Reasons has served as Impax’s Senior Vice President, Finance and Chief Financial Officer since December 2012 and previously served as Impax’s Acting Chief Financial Officer from June 2012 to December 2012 and as Impax’s Vice President, Finance from January 2012 to June 2012. Since March 2017, Mr. Reasons has served on the Impax Board and on the audit committee of Recro Pharma, Inc. (NASDAQ: REPH), a specialty pharmaceutical company developing multiple non-opioid therapeutics or the treatment of acute post-operative pain. Prior to joining Impax in January 2012, Mr. Reasons served as Vice President, Finance, from January 2010 to November 2011 and as Vice President, Risk Management and General Auditor, from October 2005 to January 2010 at Cephalon, Inc. (“Cephalon”), a biopharmaceutical company. Following the acquisition of Cephalon by Teva Pharmaceutical Industries Ltd., a generic pharmaceuticals company, he served as Vice President, Finance of Teva from November 2011 to January 2012. Prior to joining Cephalon, Mr. Reasons held various finance management positions at DuPont from 2003 to 2005 and served as senior manager at PricewaterhouseCoopers LLP from 1992 to 2003. Mr. Reasons has a Bachelor’s Degree in accounting from Pennsylvania State University and an MBA from Widener University and is a certified public accountant.

Andrew Boyer has served as Amneal’s Executive Vice President, Commercial Operations since February 5, 2018, and is expected to serve in the same capacity for New Amneal following the consummation of the Combination. Mr. Boyer received his bachelor’s degree in Business Administration and Management from State University of New York at Albany. Prior to joining Amneal, Mr. Boyer served as President & CEO of North America Generics, Teva Pharmaceuticals, Inc. Before that, Mr. Boyer was Senior Vice President of Sales and Marketing for the U.S. Generics Division at Allergan since September 5, 2006. Mr. Boyer joined Allergan in 1998 as Associate Director of Marketing in Generics. Before joining Allergan, Mr. Boyer served as National Accounts Manager for Lederle/American Cyanamid as well as Marketing Manager for Barr Laboratories. He serves as a Director of Association for Accessible Medicines.

Committees of the New Amneal Board of Directors

The New Amneal Board is expected to form the following board committees:

•	Audit Committee;

•	Compensation Committee;

•	Nominating Committee;

•	Conflicts Committee; and

•	Integration Committee.

Chirag Patel, Chintu Patel and Paul M. Bisaro will serve on the Integration Committee. The membership of the other board committees has not been finalized as of the date of this prospectus.

New Amneal Director Compensation

Following the completion of the Combination, compensation for directors of New Amneal will be determined by the New Amneal Board. Amneal and Impax anticipate that compensation for service on the New Amneal Board will be provided only to the non-employee directors of New Amneal and will generally be consistent with the compensation provided to the current non-employee directors of New Amneal’s peer companies in the generic pharmaceuticals industry. The New Amneal Board will periodically assess the amount and terms of any compensation paid to directors of New Amneal.

The following table sets forth information concerning the compensation of individuals who provided services to Amneal prior to the completion of the Combination and who are expected to serve as non-employee directors of New Amneal during the year ended December 31, 2017:

Name	All Other Compensation ($)		Total ($)
Chintu Patel(1)	1,120,236	(2)	1,120,236
Chintu Patel(1)	1,124,116	(3)	1,124,116

(1)	Mr. Chintu Patel and Mr. Chirag Patel each currently serve as Co-CEO of Amneal and Co-Chairman of the Amneal Board. Upon completion of the Combination, Messrs. Patel and Patel will each serve as Co-Chairman of the New Amneal Board, but upon the completion of the Combination neither will serve as an executive officer of New Amneal. All of the compensation disclosed in this table for each of Messrs. Patel and Patel was earned or paid in connection with his service as Co-CEO of Amneal. Neither Mr. Patel nor Mr. Patel received additional compensation for his service as Co-Chairman of the Amneal Board.
(2)	Consists of (i) $1,025,000 in salary paid to Mr. Chintu Patel for his service as Co-CEO of Amneal and (ii) $95,236 relating to the aggregate incremental cost associated with Mr. Patel’s use of a car and chauffeur provided by Amneal.
(3)	Consists of (i) $1,025,000 in salary paid to Mr. Chirag Patel for his services as Co-CEO of Amneal and (ii) $99,116 relating to the aggregate incremental cost associated with Mr. Patel’s use of cars and a chauffeur provided by Amneal.

The following table sets forth information concerning the compensation of Mr. Burr, who provided services to Impax prior to the completion of the Combination and who is expected to serve as a non-employee director of New Amneal, during the year ended December 31, 2017:

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)		Option Awards ($)(1)		Total ($)
Robert L. Burr(1)	130,000	71,750	(2)	173,430	(3)	282,543

(1)	Consists of the aggregate grant date fair value of 4,735 shares of restricted stock and 10,575 stock options granted on May 16, 2017 under the Impax Laboratories, inc. Third Amended and Restated Equity Plan (the “Impax Equity Plan”) and computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, referred to as “ASC Topic 718,” and without giving effect to the estimate of forfeitures related to service-based vesting conditions.
(2)	At December 31, 2017, Mr. Burr held 111,950 options to purchase shares of Impax common stock under the Impax Equity Plan.
(3)	At December 31, 2017, Mr. Burr held 5,408 shares of restricted stock under the Impax Equity Plan.

EXECUTIVE COMPENSATION

Prior to the completion of the Combination, we operated as two independent companies that each maintained separate equity incentive plans and executive compensation arrangements. Certain information about the compensation of individuals who provided services to Amneal and Impax prior to the completion of the Combination may be found in the section entitled “Management—New Amneal Director Compensation” and below under “—Employment Agreements.”

After the Combination, New Amneal will maintain the Atlas Holdings, Inc. 2018 Incentive Award Plan (the “2018 Plan”). If Impax stockholders approve the 2018 Plan, New Amneal intends to grant equity-based awards and cash awards to eligible individuals (including selected employees and executive officers of New Amneal) under the 2018 Plan. The purposes of the 2018 Plan are (1) to promote the success and enhance the value of New Amneal by linking the individual interests of the members of the New Amneal Board and employees and consultants of New Amneal and its subsidiaries to those of New Amneal stockholders and by providing such individuals with an incentive for outstanding performance to generate superior returns to New Amneal stockholders and (2) to provide flexibility to New Amneal in its ability to motivate, attract, and retain the services of members of the New Amneal Board and employees and consultants of New Amneal and its subsidiaries upon whose judgment, talent, and special effort New Amneal’s success is largely dependent. For a more detailed description of the 2018 Plan, see the section entitled “Executive Compensation—Atlas Holdings, Inc. 2018 Incentive Award Plan.”

Employment Agreements

We have entered into employment agreements with certain of our executive officers (the “Employment Agreements”). The following summary details the material terms of the Employment Agreements.

Paul M. Bisaro

Paul M. Bisaro currently serves as the President and CEO of Impax and has served in this capacity since March 27, 2017. In connection with his appointment as President and CEO of Impax, Mr. Bisaro and Impax entered into an employment agreement (the “Bisaro Employment Agreement”). The Bisaro Employment Agreement expires on March 27, 2019, unless further extended or earlier terminated. The Bisaro Employment Agreement automatically renews for single one-year periods unless either party provides a written notice of non-renewal at least 90 days prior to the end of the applicable term or unless it is terminated earlier.

Mr. Bisaro receives an annual base salary of $850,000, subject to increase, or decrease (only if salary decreases are concurrently implemented across the senior executives of Impax), as determined by the Impax Board or the compensation committee of the Impax Board. Mr. Bisaro is also eligible to receive an annual incentive bonus under Impax’s management bonus program. His eligibility for a 2017 annual incentive bonus is targeted at 100% of his base salary and up to 150% of his base salary based on the attainment of goals established in writing by the Impax Board or the compensation committee of the Impax Board, with such amount prorated based on the number of days elapsed in the year before and the date he commenced employment with Impax. On March 27, 2017, Mr. Bisaro was granted an option to purchase 850,000 Impax Shares with an exercise price per share of $12.70 that will vest and become exercisable as to 25% of the underlying shares on each of the first four anniversaries of March 27, 2017, subject to Mr. Bisaro’s continued employment with Impax.

Under the Bisaro Employment Agreement, Mr. Bisaro is entitled to severance payments and benefits if (i) Mr. Bisaro resigns for “good reason” (as defined in the Bisaro Employment Agreement), (ii) Impax terminates Mr. Bisaro’s employment without cause (as defined in the Bisaro Employment Agreement) or (iii) Mr. Bisaro’s employment is terminated by reason of death or for reasons of disability of: (A) two times the sum of his base salary as then in effect plus two times the average of the annual cash bonus awards received by Mr. Bisaro for all fiscal years during the term of the Bisaro Employment Agreement; (B) in the event such resignation or termination occurs following Impax’s first fiscal quarter of any year, a pro rata portion of his cash bonus award for the fiscal year in which the termination occurs; (C) continuation of benefits for 24 months from the termination date; and (D) the vesting of Mr. Bisaro’s stock options and restricted stock will be accelerated to the extent such stock options and restricted stock would have vested had Mr. Bisaro’s employment continued for an additional 24 months or, in the case of termination on account of Mr. Bisaro’s death or disability, 12 months; and (E) each stock option held by Mr. Bisaro will remain exercisable for up to 12 months following his termination date.

Under the Bisaro Employment Agreement, Mr. Bisaro is also entitled to severance payments and benefits if (i) Mr. Bisaro resigns for good reason within 60 days preceding or 12 months following a change in control, (ii) Impax terminates Mr. Bisaro’s employment without cause or Mr. Bisaro’s employment is terminated by reason of death or disability, in each case within 60 days preceding or 12 months following a change in control or (iii) the employment term expires or is not renewed by Impax and Mr. Bisaro’s employment is then terminated without cause within 12 months following the change in control of: (A) two and one half times the sum of his base salary as then in effect, plus two and one half times the average of the annual cash bonus awards received by Mr. Bisaro for all fiscal years during the term of the Bisaro Employment Agreement; (B) in the event such resignation or termination occurs following Impax’s first fiscal quarter of any year, a pro rata portion of his cash bonus award for the fiscal year in which the termination occurs; (C) continuation of benefits for 24 months from the termination date; (D) the vesting of Mr. Bisaro’s stock options and restricted stock will be fully accelerated; and (E) each stock option held by Mr. Bisaro will remain exercisable for up to 12 months following his termination date.

On December 16, 2017, Mr. Bisaro entered into the MOU, pursuant to which the parties agreed that as of the Closing and subject to both Mr. Bisaro serving as Chief Executive Officer of Impax through the Closing and Mr. Stewart commencing service as Chief Executive Officer of New Amneal as of the Closing, (i) Mr. Bisaro will commence service as the Executive Chairman of New Amneal (ii) no later than immediately following the Closing, Mr. Bisaro and New Amneal will enter into an employment agreement (the “Chairman Employment Agreement”) and (iii) the Bisaro Employment Agreement will then immediately terminate without triggering any right to severance payments or benefits thereunder. The MOU terminates upon the earliest of (a) the later of the Closing or the execution and delivery of the Chairman Employment Agreement and (b) 12 months from the MOU Effective Date. Pursuant to the MOU, Mr. the Bisaro Employment Agreement remains in full force and effect in accordance with its terms, subject to a waiver by Mr. Bisaro dated as of October 17, 2017, until the termination of the MOU, and will remain in full force and effect following the MOU’s termination as a result of the occurrence of the 12-month anniversary of the MOU Effective Date. In the event the MOU is terminated due to the Closing or the execution and delivery of the Chairman Employment Agreement, (x) Mr. Bisaro agrees that he will execute such other documents as reasonably necessary or appropriate to evidence the termination of the Bisaro Employment Agreement without triggering any severance obligations thereunder and (y) Impax will pay or provide all payments or benefits to Mr. Bisaro that are vested or earned but unpaid prior to the termination of the Bisaro Employment Agreement within 10 days of the termination of his existing employment agreement.

The initial term of the Chairman Employment Agreement pursuant to which Mr. Bisaro will serve as Executive Chairman of the New Amneal Board begins on the Closing and will expire on the third anniversary of the Closing, unless further extended or earlier terminated as provided in the Chairman Employment Agreement. The Chairman Employment Agreement automatically renews for single one-year periods unless either party provides a written notice of non-renewal at least 90 days prior to the end of the applicable term or unless it is terminated earlier.

Under the Chairman Employment Agreement, Mr. Bisaro will receive an annual base salary of $750,000, subject to increase, or decrease (only if salary decreases are concurrently implemented across the senior executives of New Amneal), as determined by the New Amneal Board or the Compensation Committee. Mr. Bisaro is also eligible to receive an annual bonus targeted at 100% of his base salary under the annual incentive program adopted by the New Amneal Board based on the attainment of performance objectives established in writing by the New Amneal Board, and such amount may be between zero and 150% of Mr. Bisaro’s base salary. The annual bonus will be prorated for Mr. Bisaro’s initial year of employment. As provided under the Chairman Employment Agreement, on or as promptly as practicable following the effective date of the Chairman Employment Agreement, but no later than 30 days immediately following such date, New Amneal will grant to Mr. Bisaro (i) an option to purchase the number of shares of New Amneal common stock necessary for the option to have a grant date fair value of $3.0 million (the “Initial Chairman Option”) and (ii) an award of restricted stock units having a grant date fair value equal to $1.5 million (the “Initial Chairman RSUs”). The per share exercise price of the Initial Chairman Option will be equal to the per share fair market value of the common stock of New Amneal on the date of grant. The Initial Chairman Option and the Initial Chairman RSUs will vest and become exercisable with respect to 25% of the total number of shares subject to the Initial Chairman Option and Initial Chairman RSUs, as applicable, on each of the first four anniversaries of the effective date of the Chairman Employment Agreement, subject to Mr. Bisaro’s continuous service to New Amneal through the applicable vesting date. The Initial Chairman Option and the Initial Chairman RSUs will otherwise be subject to the terms of the plan pursuant to which they are granted and award agreements to be entered into between Mr. Bisaro and New Amneal.

The Chairman Employment Agreement provides for severance payments and benefits if (i) Mr. Bisaro resigns for “good reason” (as defined in the Chairman Employment Agreement) or (ii) New Amneal terminates Mr. Bisaro’s employment without cause (as defined in the Chairman Employment Agreement), in each case other than during the period that is within three months preceding or 24 months following a change in control (as defined in the Chairman Employment Agreement). In addition to payment of earned and vested payments and benefits, these severance payments and benefits include: (A) two times his base salary as then in effect; (B) continuation of healthcare benefits until the second anniversary of his termination date; and (C) the vesting and if applicable, exercisability of each outstanding equity award granted to Mr. Bisaro will be accelerated to the extent such equity award would have vested had Mr. Bisaro’s employment continued until the first anniversary of his termination date and each stock option held by Mr. Bisaro will remain exercisable for a period of 12 months following his termination date (or until the original expiration date of the option, if earlier).

The Chairman Employment Agreement also provides for severance payments and benefits if Mr. Bisaro’s employment terminates as a result of Mr. Bisaro’s death or disability (as defined in the Chairman Employment Agreement), in each case other than during the period that is within three months preceding or 24 months following a change in control. In addition to payment of earned and vested payments and benefits, these severance payments and benefits include: (A) a pro-rated annual bonus based on actual performance for the fiscal year during which such termination occurs; (B) accelerated vesting of 100% of the then-unvested restricted stock and restricted stock units previously granted to Mr. Bisaro (or, upon a termination as a result of Mr. Bisaro’s disability, accelerated vesting of 50% of such then-unvested restricted stock and restricted stock units); (C) accelerated vesting and exercisability of the portion of the stock options previously granted to Mr. Bisaro that are scheduled to vest in the calendar year of Mr. Bisaro’s death or disability, as applicable; and (D) solely in the event of a termination as a result of Mr. Bisaro’s Disability, continuation of healthcare benefits for six months.

The Chairman Employment Agreement also provides for severance payments and benefits if (i) Mr. Bisaro resigns for good reason, (ii) New Amneal terminates Mr. Bisaro’s employment without cause or (iii) Mr. Bisaro’s employment terminates by reason of death or disability, in each case within three months preceding or 24 months following a change in control, In addition to payment of earned and vested payments and benefits, these severance payments and benefits include: (A) the sum of (x) two times his base salary as then in effect plus (y) an amount equal to two times his target annual bonus as then in effect; (B) continuation of healthcare benefits until the second anniversary of his termination date; and (C) the vesting and if applicable, exercisability of each equity award granted to Mr. Bisaro will be fully accelerated and each stock option held by Mr. Bisaro will remain exercisable for a period of 12 months following his termination date (or until the original expiration date of the option, if earlier). The Combination shall not constitute a change in control under the Chairman Employment Agreement.

The Chairman Employment Agreement requires Mr. Bisaro to maintain the confidentiality of information relating to New Amneal and its subsidiaries during and after the term of such agreement and also contains non-competition, non-solicitation and non-disparagement covenants as well as other provisions customary for this type of employment agreement.

Bryan M. Reasons

Bryan M. Reasons currently serves as the Senior Vice President, Finance and Chief Financial Officer of Impax. Mr. Reasons is party to an Employment Agreement dated as of December 12, 2012, by and among Impax and Mr. Reasons, as amended (the “Reasons Employment Agreement”). The Reasons Employment Agreement automatically renews for a one-year period unless either party provides at least 90 days written notice of non-renewal prior to the end of the applicable term or unless it is terminated earlier.

The Reasons Employment Agreement provides for (i) an initial base salary of $385,000, subject to increase or decrease as determined by the Impax Board or the compensation committee of the Impax Board; (ii) an annual cash incentive bonus based upon a percentage of Mr. Reasons’ base salary and the attainment of goals established in writing by the Impax Board or the compensation committee of the Impax Board; (iii) grants of stock options and restricted stock in an amount and on the terms determined by the compensation committee of the Impax Board; and (iv) other compensation that may be awarded by the Impax Board or the compensation committee of the Impax Board.

Mr. Reasons is also entitled to have the benefit of all group life, disability, hospital, surgical and major medical insurance plans and other employee benefit plans made available to Impax executive personnel.

The Reasons Employment Agreement may be terminated by Impax with or without “cause” or by Mr. Reasons without “good reason” or for no reason, as such terms are defined in the Reasons Employment Agreement.

The Reasons Employment Agreement requires the Mr. Reasons to maintain the confidentiality of information relating to Impax during and after the term of the agreement and also contain non-competition, non-solicitation, non-disparagement and cooperation covenants as well as other provisions customary for this type of employment agreement.

The Reasons Employment Agreement specifies Impax’s obligations to Mr. Reasons upon termination of his employment under various circumstances. The Reasons Employment Agreement may be terminated upon the death of Mr. Reasons, by Impax on 30 days written notice upon the disability of Mr. Reasons, by Impax upon written notice to Mr. Reasons with or without “cause” and by Mr. Reasons upon 60 days written notice without “good reason” or at any time prior to the 60th day after any event providing “good reason,” provided such event is not cured within 30 days.

Upon the death of Mr. Reasons, Mr. Reasons’ estate shall receive: (i) any earned but unpaid base salary through the termination date; (ii) any annual cash incentive award earned but unpaid for the prior fiscal year, which amount will be paid within two and one-half months following the end of the calendar year to which it relates; (iii) reimbursement for any unreimbursed expenses properly incurred and paid through the termination date; (iv) any accrued but unused vacation time; (v) all vested stock options and restricted stock; and (vi) vested accrued benefits and other payments, if any, which Mr. Reasons or his dependents are entitled to under Impax’s employee benefit arrangements, plans and programs, as of the termination date, except severance pay plans, collectively referred to as the “amounts and benefits.” If the termination event occurs after our first fiscal quarter of any year, we will pay a pro rata portion of Mr. Reasons’ annual cash incentive award, to be determined by multiplying the amount of such award which would be due for the full fiscal year, as determined by the Impax Board, by a fraction, the numerator of which is the number of days during the fiscal year of termination Mr. Reasons was employed and the denominator of which is 365, referred to as the “pro rata award,” which amount will be paid within two and one-half months following the end of the calendar year to which it relates. In addition, all unvested restricted stock granted to Mr. Reasons will immediately vest and the portion of unvested stock options of Mr. Reasons which are scheduled to vest in the calendar year of the termination will vest upon the certification of the compensation committee of the Impax Board based on the achievement of performance goals through the termination date.

If the employment of Mr. Reasons is terminated by Impax on 30 days written notice upon the disability of Mr. Reasons, Impax will pay Mr. Reasons the amount and benefits, the pro rata award and medical benefits for six months. In addition, upon the receipt of a general release of claims from such officer, 50% of all unvested restricted stock granted to Mr. Reasons will immediately vest on the termination date and the portion of the unvested stock options of Mr. Reasons scheduled to vest in the calendar year of the termination will vest upon the certification of the compensation committee of the Impax Board based on the achievement of performance goals through the termination date.

If the employment Mr. Reasons is terminated for cause by us or without good reason by Mr. Reasons, we will pay Mr. Reasons the amount and benefits.

If the employment of Mr. Reasons is terminated without cause by Impax or for good reason by Mr. Reasons, we will pay Mr. Reasons the amounts and benefits. In addition, Mr. Reasons will receive the following: (i) a cash payment in an amount equal to the sum of (a) the balance of the base salary due under the Reasons Employment Agreement or one and one half times his base salary as then in effect, whichever is greater, plus (b) an amount equal to one and one half times the average of the annual cash incentive awards received by Mr. Reasons for all fiscal years ending during the term of the Reasons Employment Agreement, with the aggregate amount due paid in equal installments for a period of 12 months from the termination date; (ii) the pro rata award; and (iii) all benefits for 24 months from the termination date.

In addition, if the employment of Mr. Reasons is terminated without cause by us or for good reason by Mr. Reasons, all of the unvested stock options and restricted stock held by Mr. Reasons will be accelerated by 12 months and such stock options will remain exercisable for 12 months following his termination date.

If the employment of Mr. Reasons is terminated without cause by Impax or for good reason by Mr. Reasons within 60 days preceding or 12 months following a change in control or, with respect to Mr. Reasons, if the term of the Reasons Employment Agreement expires or is not renewed and Mr. Reasons is then terminated without cause by Impax within 12 months following a change of control, then, in addition to the amounts and benefits, Mr. Reasons will receive the following: (i) an amount equal to the sum of (a) the balance of the base salary due Mr. Reasons under the Reasons Employment Agreement or two and one quarter times Mr. Reasons’ then current base salary, whichever is greater, plus (b) an amount equal to two and one quarter times the average of the annual cash incentive awards received by Mr. Reasons for all fiscal years ending during the term of the agreement, with the aggregate amount due paid in equal installments for a period of 12 months from the termination date; and (ii) in the event such termination or resignation occurs following Impax’s first fiscal quarter of any year, the pro rata award, which amount will be paid within two and one-half months following the end of the calendar year to which it relates.

In addition, Mr. Reasons will also receive all benefits for 24 months from the termination date and the vesting of Mr. Reasons’ unvested stock options and restricted stock will be accelerated with respect to 100% of the shares subject thereto and his stock options will remain exercisable for 12 months following the termination date.

Under the Reasons Employment Agreement, upon a termination by Impax without cause or by Mr. Reasons for good reason, whether or not following a change of control, Impax’s obligation to (i) make severance payments and (ii) distribute, accelerate vesting periods or extend exercise periods with respect to restricted stock or stock options, as applicable, except for the provision of the amounts and benefits, is conditioned upon the receipt of a general release of claims from Mr. Reasons. In addition, any severance payable under the Reasons Employment Agreement which remains unpaid or other benefits yet to be received in connection with a termination by Impax without cause or by Mr. Reasons for good reason, whether or not following a change of control, will be forfeited by Mr. Reasons for failure to comply with the terms of the confidentiality and non-disclosure provisions, the non-solicitation covenants, the non-disparagement covenant, and the cooperation covenants.

Robert A. Stewart

In connection with his appointment as President of Amneal prior to the Closing and as President and Chief Executive Officer of New Amneal following the Closing, Robert A. Stewart entered into an Employment Agreement dated as of December 16, 2017 by and among Amneal, Holdco and Mr. Stewart (the “Stewart Employment Agreement”).

The initial term of the Stewart Employment Agreement begins on January 25, 2018 and expires on the third anniversary of such date, unless further extended or earlier terminated as provided in the Stewart Employment Agreement. The Stewart Employment Agreement automatically renews for single one-year periods unless either party provides a written notice of non-renewal at least 90 days prior to the end of the applicable term or unless it is terminated earlier.

Under the Stewart Employment Agreement, Mr. Stewart will receive an annual base salary of $1.0 million subject to increase (but not decrease), as determined by the Amneal Board or the New Amneal Board, as applicable. Mr. Stewart is also eligible to receive an annual bonus targeted at 100% of his base salary under the annual incentive program adopted by the Amneal Board based on the attainment of performance objectives established in writing by the Amneal Board, and such amount may be between zero and 150% of Mr. Stewart’s base salary. The annual bonus will be prorated for Mr. Stewart’s initial year of employment.

As provided under the Stewart Employment Agreement, on or as promptly as practicable following the Closing, but no later than 30 days immediately following the Closing, New Amneal will grant to Mr. Stewart (i) an award of restricted stock units having a grant date fair value equal to $2.5 million (the “Sign-on RSUs”); (ii) an option to purchase the number of shares of New Amneal common stock necessary for the option to have a grant date fair value of $5.0 million (the “Stewart Option”); and (iii) an award of restricted stock units having a grant date fair value equal to $2.5 million (the “Additional RSUs” and with the Sign-on RSUs, the “Stewart RSUs”). The per share exercise price of the Stewart Option will be equal to the per share fair market value of the common stock of New Amneal on the date of grant. The Stewart Option and the Stewart RSUs will vest and become exercisable with respect to 25% of the total number of shares subject to the Stewart Option and the Stewart RSUs, as applicable, on each of the first four anniversaries of the Closing, subject to Mr. Stewart’s continuous service to New Amneal through the applicable vesting date. The Stewart Option and the Stewart RSUs will otherwise be subject to the terms of the plan pursuant to which they are granted and an award agreement to be entered into between Mr. Stewart and New Amneal.

The Stewart Employment Agreement provides for severance payments and benefits if (i) Mr. Stewart resigns for “good reason” (as defined in the Stewart Employment Agreement) or (ii) the Amneal Board terminates Mr. Stewart’s employment without “cause” (as defined in the Stewart Employment Agreement), in each case other than during the period that is within three months preceding or 24 months following a “change in control” (as defined in the Stewart Employment Agreement). In addition to payment of earned and vested payments and benefits, these severance payments and benefits include: (A) two times his base salary as then in effect; (B) a pro rata portion of his annual bonus for the fiscal year in which the termination occurs, based on actual performance for such fiscal year; (C) continuation of healthcare benefits until the second anniversary of his termination date; (D) the vesting and if applicable, exercisability of each outstanding equity award granted to Mr. Stewart will be accelerated to the extent such equity award would have vested had Mr. Stewart’s employment continued until the first anniversary of his termination date, provided however that if Mr. Stewart is terminated prior to the grant of the Stewart RSUs or Stewart Option and if substitute equity awards granted by

Amneal providing for an aggregate economic opportunity of not less than $10 million the (“Substitute Equity Awards”) have not been granted prior to Mr. Stewart’s termination date, then in lieu of the vesting acceleration of such equity awards, Mr. Stewart will receive a cash payment in an amount equal to $2.5 million, less withholding taxes, in a lump-sum payment on the first payroll date following the 60th day after his termination date; and (E) outplacement services by a reputable national outplacement service for up to two years following his termination date.

The Stewart Employment Agreement also provides for severance payments and benefits if (i) Mr. Stewart resigns for good reason, (ii) the Amneal Board terminates Mr. Stewart’s employment without cause or (iii) Mr. Stewart’s employment terminates by reason of death or disability (as defined in the Stewart Employment Agreement), in each case within three months preceding or 24 months following a change in control. In addition to payment of earned and vested payments and benefits, these severance payments and benefits include: (A) the sum of (x) two times his base salary as then in effect plus (y) two times his target annual bonus as then in effect; (B) a pro rata portion of his annual bonus for the fiscal year in which the termination occurs, based on actual performance for such fiscal year; (C) continuation of healthcare benefits until the second anniversary of his termination date; (D) the vesting and if applicable, exercisability of each equity award granted to Mr. Stewart will be fully accelerated, provided however that if Mr. Stewart is terminated prior to the grant of the Stewart RSUs or Stewart Option and if the Substitute Equity Awards have not been granted prior to Mr. Stewart’s termination date, then in lieu of the vesting acceleration, Mr. Stewart will receive a cash payment equal to $10 million, less withholding taxes, in a lump-sum payment on the first payroll date following the 60th day after his termination date; and (E) outplacement services by a reputable national outplacement service for up to two years following his termination date. The Combination shall not constitute a change in control under the Stewart Employment Agreement.

The Stewart Employment Agreement requires Mr. Stewart to maintain the confidentiality of information relating to Amneal and New Amneal, as applicable, during and after the term of such agreement and also contains non-competition, non-solicitation and non-disparagement covenants as well as other provisions customary for this type of employment agreement.

Andrew Boyer

In connection with his appointment as Executive Vice President, Commercial Operations of Amneal prior to the Closing and as Executive Vice President, Commercial Operations of New Amneal following the Closing, Andrew Boyer entered into an Employment Agreement, effective as of February 5, 2018, by and among Amneal, Amneal Group Representative and Mr. Boyer (the “Boyer Employment Agreement”).

The initial term of the Boyer Employment Agreement begins on February 5, 2018 and expires on June 30, 2021, unless further extended or earlier terminated as provided in the Boyer Employment Agreement. The Boyer Employment Agreement automatically renews for single one-year periods unless either party provides a written notice of non-renewal at least 90 days prior to the end of the applicable term or unless it is terminated earlier.

Under the Boyer Employment Agreement, Mr. Boyer will receive an annual base salary of $650,000 subject to increase (but not decrease), as determined by the Amneal Board or the New Amneal Board, as applicable. Mr. Boyer is also eligible to receive an annual bonus targeted at 80% of his base salary under the annual incentive program adopted by the Amneal Board based on the attainment of reasonable performance objectives established in writing by the Amneal Board, and such amount may be between zero and 150% of Mr. Boyer’s base salary. The annual bonus will be prorated for Mr. Boyer’s initial year of employment.

As provided under the Boyer Employment Agreement, on or as promptly as practicable following the Closing, but no later than 30 days immediately following the Closing, New Amneal will grant to Mr. Boyer (i) an award of restricted stock units having a grant date fair value equal to $1.0 million (the “Boyer RSUs”) and (ii) an option to purchase the number of shares of New Amneal common stock necessary for the option to have a grant date fair value of $2.0 million (the “Boyer Option”). The per share exercise price of the Boyer Option will be equal to the per share fair market value of the common stock of New Amneal on the date of grant. The Boyer Option and the Boyer RSUs will vest and become exercisable with respect to 25% of the total number of shares subject to the Boyer Option and the Boyer RSUs, as applicable, on each of the first four anniversaries of the Closing, subject to Mr. Boyer’s continuous service to New Amneal through the applicable vesting date. The Boyer Option and the Boyer RSUs will otherwise be subject to the terms of the plan pursuant to which they are granted and an award agreement to be entered into between Mr. Boyer and New Amneal. In the event that the BCA is terminated and the Closing is not consummated, Amneal will grant to Mr. Boyer, within 30 days following such event, one or more profit participation unit awards providing for an aggregate economic opportunity of not less than $3.0 million.

The Boyer Employment Agreement provides for severance payments and benefits if (i) Mr. Boyer resigns for “good reason” (as defined in the Boyer Employment Agreement) or (ii) the Amneal Board terminates Mr. Boyer’s employment without “cause” (as defined in the Boyer Employment Agreement), in each case other than during the period that is within three months preceding or 24 months following a “change in control” (as defined in the Boyer Employment Agreement). In addition to payment of earned and vested payments and benefits, these severance payments and benefits include: (A) two times his base salary as then in effect; (B) a pro rata portion of his annual bonus for the fiscal year in which the termination occurs, based on actual performance for such fiscal year, and the prior year’s bonus to the extent not then already paid (based on the higher of target or actual performance of the relevant goals); (C) continuation of healthcare benefits until the second anniversary of his termination date; (D) the vesting and if applicable, exercisability of each outstanding equity award granted to Mr. Boyer will be accelerated to the extent such equity award would have vested had Mr. Boyer’s employment continued until the first anniversary of his termination date (and, to the extent applicable, each outstanding equity award granted to Mr. Boyer will remain exercisable until the first anniversary of his termination date); and (E) outplacement services by a reputable national outplacement service for up to two years following his termination date.

The Boyer Employment Agreement also provides for severance payments and benefits if (i) Mr. Boyer resigns for good reason, (ii) the Amneal Board terminates Mr. Boyer’s employment without cause or (iii) Mr. Boyer’s employment terminates by reason of death or disability (as defined in the Boyer Employment Agreement), in each case within three months preceding or 24 months following a change in control. In addition to payment of earned and vested payments and benefits, these severance payments and benefits include: (A) the sum of (x) two times his base salary as then in effect plus (y) two times his target annual bonus as then in effect; (B) a pro rata portion of his annual bonus for the fiscal year in which the termination occurs, based on actual performance for such fiscal year, and the prior year’s bonus to the extent not then already paid (based on the higher of target or actual performance of the relevant goals); (C) continuation of healthcare benefits until the second anniversary of his termination date; (D) the vesting and if applicable, exercisability of each equity award granted to Mr. Boyer will be fully accelerated (and, to the extent applicable, each outstanding equity award granted to Mr. Boyer will remain exercisable until the first anniversary of his termination date); and (E) outplacement services by a reputable national outplacement service for up to two years following his termination date. The Combination shall not constitute a change in control under the Boyer Employment Agreement.

The Boyer Employment Agreement requires Mr. Boyer to maintain the confidentiality of information relating to Amneal and New Amneal, as applicable, during and after the term of such agreement and also contains non-competition, non-solicitation and non-disparagement covenants as well as other provisions customary for this type of employment agreement.

Atlas Holdings, Inc. 2018 Incentive Award Plan

Eligibility and Administration

Employees, consultants and directors of New Amneal, and employees, consultants and directors of New Amneal’s subsidiaries will be eligible to receive awards under the 2018 Plan. The 2018 Plan will be administered by the New Amneal Board with respect to awards to non-employee directors and by the New Amneal compensation committee with respect to other participants, each of which may delegate its duties and responsibilities to committees of New Amneal’s directors and/or officers (referred to collectively as the plan administrator below), subject to certain limitations that may be imposed under current law (including Section 162(m) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), Section 16 of the Exchange Act, and/or stock exchange rules, as applicable). The plan administrator will have the authority to make all determinations and interpretations under, prescribe all forms for use with, and adopt rules for the administration of, the 2018 Plan, subject to the 2018 Plan’s express terms and conditions. The plan administrator will also set the terms and conditions of all awards under the 2018 Plan, including any vesting and vesting acceleration conditions.

Limitations on Awards and Shares Available

An aggregate of 23,000,000 shares of Class A common stock will initially be available for issuance under awards granted pursuant to the 2018 Plan, which shares may be authorized but unissued shares, or shares purchased in the open market. If an award under the 2018 Plan is forfeited, expires or is settled for cash, any shares subject to such award may, to the extent of such forfeiture, expiration or cash settlement, be used again for new grants under the 2018 Plan. However, the following shares may not be used again for grant under the 2018 Plan: (1) shares tendered or withheld to satisfy grant or exercise price or tax withholding obligations associated with an award; and (2) shares subject to a stock appreciation right (“SAR”) that are not issued in connection with the stock settlement of the SAR on its exercise.

Awards granted under the 2018 Plan upon the assumption of, or in substitution for, awards authorized or outstanding under a qualifying equity plan maintained by an entity with which we enter into a merger or similar corporate transaction will not reduce the shares available for grant under the 2018 Plan. The maximum aggregate value of any cash awards and equity-based awards that may be granted to any non-employee director of the New Amneal Board during any calendar year will be $700,000, with the value of any equity-based awards based on the grant date fair value of such award.

Awards

The 2018 Plan provides for the grant of stock options, including incentive stock options (“ISOs”), and nonqualified stock options (“NSOs”), restricted stock, dividend equivalents, stock payments, restricted stock units (“RSUs”), performance shares, other incentive awards (including, without limitation, phantom equity awards), SARs, and cash awards. Under current law, certain awards under the 2018 Plan may constitute or provide for a deferral of compensation, subject to Section 409A of the Code, which may impose additional requirements on the terms and conditions of such awards. All awards under the 2018 Plan will be set forth in award agreements, which will detail all terms and conditions of the awards, including any applicable vesting and payment terms and post-termination exercise limitations. Awards other than cash awards generally will be settled in shares of Class A common stock, but the plan administrator may provide for cash settlement of any award. A brief description of each award type follows.

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Stock Options. Stock options provide for the purchase of shares of Class A common stock in the future at an exercise price set on the grant date. Under current law, ISOs, by contrast to NSOs, may provide tax deferral beyond exercise and favorable capital gains tax treatment to their holders if certain holding period and other requirements of the Code are satisfied. The exercise price of a stock option may not be less than 100% of the fair market value of the underlying share on the date of grant (or 110% in the case of ISOs granted to certain significant stockholders), except with respect to certain substitute options granted in connection with a corporate transaction. The term of a stock option may not be longer than ten years (or five years in the case of ISOs granted to certain significant stockholders). Vesting conditions determined by the plan administrator may apply to stock options and may include continued service, performance and/or other conditions.

•	SARs. SARs entitle their holder, upon exercise, to receive an amount equal to the appreciation of the shares subject to the award between the grant date and the exercise date. The exercise price of a SAR may not be less than 100% of the fair market value of the underlying share on the date of grant (except with respect to certain substitute SARs granted in connection with a corporate transaction) and the term of a SAR may not be longer than ten years. Vesting conditions determined by the plan administrator may apply to SARs and may include continued service, performance and/or other conditions.

•	Restricted Stock, RSUs and Performance Shares. Restricted stock is an award of nontransferable shares of Class A common stock that remain forfeitable unless and until specified conditions are met, and which may be subject to a purchase price. RSUs are contractual promises to deliver shares of Class A common stock in the future, which may also remain forfeitable unless and until specified conditions are met. Delivery of the shares underlying RSUs may be deferred under the terms of the award or at the election of the participant, if the plan administrator permits such a deferral. Performance shares are contractual rights to receive a range of shares of Class A common stock in the future based on the attainment of specified performance goals, in addition to other conditions which may apply to these awards. Conditions applicable to restricted stock, RSUs and performance shares may be based on continuing service, the attainment of performance goals and/or such other conditions.

•	Stock Payments, Other Incentive Awards and Cash Awards. Stock payments are awards of fully vested shares of Class A common stock that may, but need not, be made in lieu of base salary, bonus, fees or other cash compensation otherwise payable to any individual who is eligible to receive awards. Other incentive awards (including, without limitation, phantom equity awards) are awards other than those enumerated in this summary that are denominated in, linked to or derived from shares of Class A common stock or value metrics related to such shares, and may remain forfeitable unless and until specified conditions are met. Cash awards are cash incentive bonuses subject to performance goals.

•	Dividend Equivalents. Dividend equivalents represent the right to receive the equivalent value of dividends paid on shares of Class A common stock and may be granted alone or in tandem with awards other than stock options or SARs. Dividend equivalents are credited as of dividend record dates during the period between the date an award is granted and the date such award vests, is exercised, is distributed or expires, as determined by the plan administrator. Dividend equivalents may not be paid on awards under the 2018 Plan unless and until such awards have vested.

Certain Transactions

The plan administrator has broad discretion to take action under the 2018 Plan. Such discretion includes the ability to make adjustments to the terms and conditions of existing and future awards to prevent the dilution or enlargement of intended benefits and to facilitate necessary or desirable changes in the event of certain transactions and events affecting Class A common stock, such as stock dividends, stock splits, mergers, acquisitions, consolidations and other corporate transactions. In addition, in the event of certain non-reciprocal transactions with New Amneal stockholders known as “equity restructurings,” the plan administrator will make equitable adjustments to the 2018 Plan and outstanding awards. In the event of a change in control of New Amneal (as defined in the 2018 Plan), to the extent that the surviving entity declines to continue, convert, assume or replace outstanding awards, then the administrator may cause all such awards to become fully vested and exercisable (including with extension of exercise periods) in connection with the transaction or to be terminated in exchange for cash, rights or other property. Individual award agreements may provide for additional accelerated vesting and payment provisions.

Foreign Participants, Clawback Provisions, Transferability, and Participant Payments

The plan administrator may modify award terms, establish subplans and/or adjust other terms and conditions of awards, subject to the share limits described above, in order to facilitate grants of awards subject to the laws and/or stock exchange rules of countries outside of the United States. All awards will be subject to the provisions of any clawback policy implemented by New Amneal to the extent set forth in such clawback policy and/or in the applicable award agreement. With limited exceptions for estate planning, domestic relations orders, certain beneficiary designations and the laws of descent and distribution, awards under the 2018 Plan are generally non-transferable prior to vesting, and are exercisable only by the participant. With regard to tax withholding, exercise price and purchase price obligations arising in connection with awards under the 2018 Plan, the plan administrator may, in its discretion, accept cash or check, shares of Class A common stock that meet specified conditions, a “market sell order” or such other consideration as it deems suitable.

Plan Amendment and Termination

The New Amneal Board may amend or terminate the 2018 Plan at any time; however, except in connection with certain changes in New Amneal’s capital structure, stockholder approval will be required for any amendment that increases the number of shares available under the 2018 Plan, “reprices” any stock option or SAR, or cancels any stock option or SAR in exchange for cash or another award when the option or SAR price per share exceeds the fair market value of the underlying shares. No award may be granted pursuant to the 2018 Plan after the tenth anniversary of the date on which the Impax Board adopts the 2018 Plan.

Summary of U.S. Federal Income Tax Consequences

The following summary of tax consequences to New Amneal and to 2018 Plan participants is intended to be used solely by stockholders in considering how to vote on this proposal and not as tax guidance to participants in the 2018 Plan. It relates only to U.S. federal income tax and does not address state, local or foreign income tax rules or other U.S. tax provisions, such as estate or gift taxes. Different tax rules may apply to specific participants and transactions under the 2018 Plan, particularly in jurisdictions outside the United States. In addition, this summary is as of the date of this prospectus; federal income tax laws and regulations are frequently revised and may be changed again at any time. Therefore, each recipient is urged to consult a tax advisor before exercising any award or before disposing of any shares of Class A common stock acquired under the 2018 Plan. This summary is subject to change to the extent that the tax consequences with respect to any awards change as a result of currently proposed U.S. tax reform legislation.

Stock Options and SARs

The grant of an option or SAR will create no tax consequences for the participant or New Amneal. A participant will have no taxable income upon exercise of an incentive stock option, except that the alternative minimum tax may apply. Upon exercise of an option other than an incentive stock option, a participant generally must recognize ordinary income equal to the fair market value of the shares of Class A common stock acquired minus the exercise price. When disposing of shares of Class A common stock acquired by exercise of an incentive stock option before the end of the applicable incentive stock option holding periods, the participant generally must recognize ordinary income equal to the lesser of (1) the fair market value of the shares of Class A common stock at the date of exercise minus the exercise price or (2) the amount realized upon the disposition of the shares of Class A common stock minus the exercise price. Otherwise, a participant’s disposition of shares of Class A common stock acquired upon the exercise of an option (including an incentive stock option for which the incentive stock option holding periods are met) generally will result in only capital gain or loss.

Other Awards

Other awards under the 2018 Plan generally will result in ordinary income to the participant at the later of the time of delivery of cash, shares of Class A common stock, or other awards, or the time that either the risk of forfeiture or restriction on transferability lapses on previously delivered cash, shares of Class A common stock or other awards.

Company Deduction

Except as discussed below, New Amneal is generally entitled to a tax deduction equal to the amount recognized as ordinary income by the participant in connection with options, SARs or other awards, but not for amounts the participant recognizes as capital gain. Thus, New Amneal will not be entitled to any tax deduction with respect to an incentive stock option if the participant holds the shares of Class A common stock for the incentive stock option holding periods.

Impact of Section 162(m) of the Code Deduction Limitation

Section 162(m) of the Code imposes a $1,000,000 cap on the compensation deduction that a public company may take in respect of compensation paid to New Amneal “covered employees” (which should include New Amneal’s Chief Executive Officer, New Amneal’s Chief Financial Officer and New Amneal’s next three most highly compensated employees), but excludes from the calculation of amounts subject to this limitation any awards that qualify for transition relief applicable to newly public companies under current law.

New Plan Benefits

The benefits that will be awarded or paid under the 2018 Plan are not currently determinable. Awards granted under the 2018 Plan are within the discretion of the New Amneal compensation committee, and the New Amneal compensation committee has not determined future awards or who might receive them.

CERTAIN RELATED PARTIES AND RELATED PARTY TRANSACTIONS

Following the Closing, and in the ordinary course of New Amneal’s business, New Amneal may enter into a number of transactions with its directors, officers, employees or stockholders, or with the directors, managers, officers, employees, members or stockholders of its affiliates. Upon the Closing, a conflicts committee (the “Conflicts Committee”) of the New Amneal Board will be established, and the Conflicts Committee will be governed by a written charter of the Conflicts Committee and will have the authority delegated by the New Amneal Board pursuant thereto.

Pursuant to the delegation of authority from the New Amneal Board, the Conflicts Committee will be responsible for reviewing all transactions between New Amneal, its subsidiaries, or any person controlled by New Amneal and any Amneal Group Member, or its directors, officers, employees, or “associates” (as defined in Rule 12b-2 promulgated under the Exchange Act) to determine whether such persons have a direct or indirect material interest in such transaction. Pursuant to delegation of authority from the New Amneal Board and the charter of the Conflicts Committee, the Conflicts Committee will also be responsible for the review and approval of any transaction between (i) any Amneal Group Member, or any director, officer, employee or associate of any Amneal Group Member, on the one hand and (ii) New Amneal, or any of its subsidiaries, or any person controlled by New Amneal (collectively, the “Company Group”), on the other hand, which involves aggregate amounts in excess of $2,500,000 or is otherwise material to the Company Group. Based on all the relevant facts and circumstances, the Conflicts Committee will decide whether the above referenced related-party transactions with respect to New Amneal are appropriate and will approve only those transactions that are in the best interests of New Amneal.

Each of the following transactions was entered into on an arm’s length basis, but prior to the Closing and therefore prior to the establishment of the Conflicts Committee. As such, the following transactions have not been reviewed or approved by the Conflicts Committee.

Related Party Transactions Involving Mr. Chirag Patel and Mr. Chintu Patel

As of the date of this prospectus, Messrs. Chirag Patel and Chintu Patel are the Co-Chief Executive Officers of Amneal and are each a member of the Amneal’s Board. Each of Mr. Chirag Patel and Mr. Chintu Patel are expected to serve on the New Amneal Board as co-Chairmen following the Closing.

Adello Biologics, LLC

Adello is an independent clinical stage company engaged in the development of biosimilar pharmaceutical products.

Amneal and Adello are party to a license and commercialization agreement (the “Adello License Agreement”) pursuant to which Adello and Amneal have agreed to cooperate with respect to certain development activities in connection with two biologic pharmaceutical products (the “Adello Products”). In addition, under the Adello License Agreement, Adello has appointed Amneal as its exclusive marketing partner for the Adello Products in the United States. In connection with the Adello License Agreement, Adello received an upfront payment of $1.5 million from Amneal in October 2017 and is entitled to share in Amneal’s Net Profits on the Products if and when commercialized. In addition, Adello is eligible to receive from Amneal payments of (i) up to $21 million in milestones relating to obtaining regulatory approval for the Adello Products, (ii) up to $43 million in milestones for the successful manufacture and delivery of the Adello Products, (iii) between $20 million and $50 million in milestones depending on the number of competitors for one of the Adello Products at launch and (iv) between $15 and $67.5 million for the achievement of cumulative combined Net Sales levels for the Adello Products, subject to certain conditions and the achievement of specific development and commercial objectives.

In October, 2017, Adello and a subsidiary of Amneal terminated a product development agreement pursuant to which such subsidiary and Adello had been collaborating to develop and commercialize Glatiramer Acetate products. Pursuant to the termination agreement, the parties’ activities under the product development terminated and Amneal’s subsidiary purchased Adello’s rights to receive a share of the profits from Amneal’s future commercialization of Glatiramer Acetate products in exchange for Amneal’s payment of $10.5 million to Adello.

In October, 2017, pursuant to a Deed of Transfer, Adello also sold its interest in the real property associated with Amneal’s Cashel, Ireland manufacturing facility to Amneal for a purchase price of Euro 12.5 million. Amneal financed the purchase price pursuant to the issuance of an interest-bearing, unsecured promissory note in favor of Adello payable on or before July 1, 2019.

Amneal and Adello are also party to a master services agreement (the “Adello Services Agreement”) pursuant to which Amneal from time to time provides human resources, product quality assurance and other services to Adello. Pursuant to the Adello Services Agreement, the total amount of net expense paid to Adello from these agreements for the years ended December 31, 2017 and 2016 was $98,000 and $67,000, respectively.

From time to time, Adello may enter into arm’s length services and other arrangements or agreements with Amneal or certain of its subsidiaries in the ordinary course, none of which is material to the business of either party.

Mr. Chirag Patel and Mr. Chintu Patel beneficially own, directly and through certain revocable or irrevocable trusts for the benefit of their immediate families, 45.5% in the aggregate of the outstanding equity securities of Adello.

AE Companies LLC

AE Companies LLC (“AE LLC”) is an independent company which provides certain shared services and finance, legal and other administrative functions to a number of entities with which Amneal conducts business, including Adello, AmDerma, Asana, Kashiv and Prolong.

Amneal and AE LLC are party to an Administrative & Support Services Agreement (the “AE LLC Agreement”) pursuant to which Amneal provides administrative services to AE LLC. The total amount of income earned from these agreements for the years ended December 31, 2017 and 2016 was $0.8 million and $1.1 million, respectively.

Mr. Chirag Patel and Mr. Chintu Patel beneficially own, through their respective revocable trusts, 50% in the aggregate of the outstanding equity securities of AE LLC.

AmDerma Pharmaceuticals, LLC and Asana Biosciences, LLC

AmDerma is an independent company engaged in the research and development of dermatological products with one product in development for the treatment of psoriasis. Asana is an independent early stage drug discovery and R&D company focusing on several therapeutic areas, including oncology, pain and inflammation. Pursuant to a development and manufacturing agreement (the “Asana Agreement”) between Amneal and Asana, Amneal provides development and manufacturing services to Asana with respect to certain products owned by Asana and also provides development and manufacturing services to Asana with respect to products owned by AmDerma, which is managed by Asana. Amneal received $53,000 from AmDerma during fiscal year 2016 and immaterial amounts during the year ended December 31, 2017 for services provided pursuant to the Asana Agreement, a portion of which related to Amneal’s work in connection with AmDerma’s product.

Mr. Chirag Patel and Mr. Chintu Patel beneficially own, directly and through certain revocable or irrevocable trusts for the benefit of their immediate families, 37% in the aggregate of the outstanding equity securities of AmDerma. Mr. Chirag Patel and Mr. Chintu Patel beneficially own, directly and through certain revocable or irrevocable trusts for the benefit of their immediate families, 47% in the aggregate of the outstanding equity securities of Asana.

Gemini Laboratories, LLC

Gemini Laboratories, LLC (“Gemini”) is an independent specialty pharmaceuticals company focused on promoting niche branded products to endocrinologists, pediatricians, OB/GYNs and other specialist physicians. Gemini also engages in the wholesale distribution of generic pharmaceuticals to compounding pharmacies and to directly dispensing physicians, and promotes and distributes certain branded or quasi-branded products. Gemini predominantly sells products through branded wholesalers and certain compounding pharmacies and partners that service directly dispensing physicians.

Amneal and Gemini are party to a license, supply and distribution agreement dated as of January 1, 2014 related to certain unapproved drug products no longer marketed by Amneal. Under this agreement Amneal licensed to Gemini the rights to market, sell and distribute Phenazopyridine and Salsalate products, and to utilize the tradename Pyridium®. Amneal earns profits on both the supply of product and royalty income received from Gemini.

Amneal and Gemini are also party to a license, supply and distribution agreement dated as of September 28, 2015 for the non-exclusive supply of certain generic drug products and the license of the trademark Activella®. Under this agreement, Amneal non-exclusively supplies Gemini with certain generic pharmaceutical products on an arms-length basis and earns profits on both the supply of product and royalty income received from Gemini.

In addition, Amneal and Gemini are party to a license, supply and distribution agreement, dated as of April 13, 2016, pursuant to which Amneal licensed to Gemini the rights to Nizatidine oral solution and granted Gemini the right to promote, market and sell the product in the United States. Gemini is the registered owner of the trademark Axid, which it may use in conjunction with the promotion of the product.

Pursuant to the three agreements described above, total gross profit earned from the sale of inventory to Gemini for the years ended December 31, 2017 and 2016 was $2.6 million and $16.0 million, respectively. The total profit share paid by Gemini for the years ended December 31, 2017 and 2016 was $11.5 million and $14.9 million, respectively.

Finally, Amneal and Gemini are party to a contract development, manufacturing and supply agreement, dated as of March 1, 2017 (the “Gemini CDMO Agreement”), pursuant to which Gemini has engaged Amneal to perform certain contract development and manufacturing services for a Gemini 505(b)(2) NDA product in development. Gemini is responsible to reimburse all of Amneal’s out-of-pocket development costs and Amneal is entitled to a royalty on the net sales of the product once it is commercialized. As of September 30, 2017, Amneal had incurred immaterial amounts in reimbursable expenses under the Gemini CDMO Agreement. No royalty income has been received during the year ended December 31, 2017, as the product is still in development.

From time to time, Gemini may enter into arm’s length services and other arrangements or agreements with Amneal or certain of its subsidiaries in the ordinary course, none of which is material to the business of either party.

Certain members of Mr. Chirag Patel’s and Mr. Chintu Patel’s immediate families beneficially own, indirectly through limited liability companies, 46% in the aggregate of the outstanding equity securities of Gemini.

Industrial Real Estate Holdings NY, LLC

Industrial Real Estate Holdings NY, LLC (“Industrial Real Estate”) is an independent real estate management entity and is the landlord Amneal’s leased manufacturing facility located at 75 Adams Street,

Hauppauge, New York, pursuant to certain sublease agreements entered into by Industrial Real Estate and Amneal Pharmaceuticals of New York LLC, a subsidiary of Amneal (collectively, the “New York Sublease Agreements”). Pursuant to the New York Sublease Agreements, rent expense paid to Industrial Real Estate for the years ended December 31, 2017 and 2016 was $1.1 million and $1.4 million, respectively.

Mr. Chirag Patel and Mr. Chintu Patel beneficially own, directly and through certain revocable trusts for the benefit of their immediate families, 23.5% in the aggregate of the outstanding equity securities of Industrial Real Estate Holdings.

Kanan, LLC

Kanan, LLC (“Kanan”) is an independent real estate company and is the landlord (pursuant to lease agreements entered into with Amneal Pharmaceuticals LLC) of Amneal’s leased manufacturing facilities located at 65 Readington Road, Branchburg, New Jersey, 131 Chambers Brook Road, Branchburg, New Jersey and 1 New England Avenue, Piscataway, New Jersey, pursuant to certain lease agreements entered into by Amneal and Kanan (the “New Jersey Lease Agreements”). Pursuant to the New Jersey Lease Agreements, rent expense to Kanan for both the years ended December 31, 2017 and 2016 was $2.0 million.

Mr. Chirag Patel and Mr. Chintu Patel beneficially own, through certain revocable trusts, 28% in the aggregate of the equity securities of Kanan.

Kashiv Pharmaceuticals LLC

Kashiv is an independent contract development organization focused primarily on the development of 505(b)(2) NDA products utilizing its own proprietary technology platforms, particularly in the areas of abuse deterrence and bioavailability enhancement. Amneal and Kashiv are party to a multi-product development agreement, dated as of August 1, 2011 (the “Kashiv Multi-Product Agreement”), pursuant to which Amneal and Kashiv have agreed to collaborate on the development and commercialization of a number of generic pharmaceutical products. Pursuant to the Kashiv Multi-Product Agreement, Kashiv provides services (at Amneal’s direction) for the development of a given product, including analytical and formulation development. In exchange for the services it provides, Kashiv is entitled to receive 20% of the net profits realized with respect to Amneal’s sales of such product.

Amneal and Kashiv were party to a product development agreement, dated as of January 1, 2012 (the “Estradiol Kashiv Agreement”), pursuant to which Amneal and Kashiv have agreed to collaborate on the development and commercialization of Estradiol Vaginal Tablets (the “Estradiol Product”). Pursuant to the Estradiol Kashiv Agreement, the Estradiol Product was originally owned by Kashiv, with Amneal acting as the exclusive marketing partner under the Estradiol Kashiv Agreement. In June, 2017, Amneal acquired from Kashiv all rights to the Estradiol Product and bought out its royalty obligation to Kashiv with respect to a second product, aspirin dipyridamole extended release capsules, in exchange for payment by Amneal to Kashiv of $25 million and pursuant to a Product Acquisition and Royalty Stream Purchase Agreement dated as of June 29, 2017 (the “Product and Royalty Purchase Agreement”). Pursuant to the Product and Royalty Purchase Agreement, Kashiv is also entitled to payment of an addition $10 million if, as of June 30, 2018, certain conditions relating to the Estradiol Product have been met.

Amneal and Kashiv are party to a product development agreement, dated as of August 9, 2013 (the “Oxycodone Kashiv Agreement”), pursuant to which Amneal and Kashiv have agreed to collaborate on the development and commercialization of Oxycodone HCI ER Oral Tablets (the “Oxycodone Product”). Pursuant to the Oxycodone Kashiv Agreement, the Oxycodone Product is owned by Kashiv, with Amneal acting as the exclusive marketing partner and as Kashiv’s agent for filing an ANDA related to the Oxycodone Product. In October of 2017, Amneal and Kashiv entered into a letter agreement to terminate the Oxycodone Kashiv

Agreement prior to the closing of the Combination, subject to Amneal’s confirmation that the Combination will be completed. In the event that the Oxycodone Kashiv Agreement is terminated, Kashiv will be obligated to reimburse Amneal approximately $7.8 million in third party expenses incurred by Amneal in connection with the development of the Oxycodone Product.

Pursuant to the three agreements described above, the total profit share paid to Kashiv for the years ended December 31, 2017 and 2016 was $10.3 million and $5.3 million, respectively.

Amneal and Kashiv are party to a sublease agreement, dated as of May 1, 2013 (the “Kashiv Sublease”) pursuant to which Amneal, as sublandlord, leases to Kashiv a building comprising approximately 143,000 square feet of multipurpose space in Bridgewater, New Jersey to Kashiv, as subtenant, for the purposes of pharmaceutical R&D, manufacturing, office space, warehousing and ancillary uses. The original term of the sublease expired on April 30, 2016 but is subject to renewal for successive one year terms unless either party gives the other 12 months prior notice of its election to terminate the sublease. Pursuant to the Kashiv Sublease, rental income from the related-party sublease for the years ended December 31, 2017 and 2016 was $1.9 million and $1.8 million, respectively.

From time to time, Kashiv may enter into arm’s length services and other arrangements or agreements with Amneal or certain of its subsidiaries in the ordinary course, none of which is material to the business of either party.

Mr. Chirag Patel and Mr. Chintu Patel beneficially own, directly and through certain revocable or irrevocable trusts for the benefit of their immediate families, 43.875% in the aggregate of the outstanding equity securities of Kashiv.

Nava Pharma, LLC and PharmaSophia, LLC

PharmaSophia, LLC (“PharmaSophia”) is a joint venture formed by Nava Pharma, LLC (“Nava”) and Oakwood Laboratories, LLC for the purpose of developing certain products. PharmaSophia and Nava are parties to a research and development agreement (the “Nava PharmaSophia Agreement”) pursuant to which Nava provides R&D services to PharmaSophia. Nava and Amneal are party to a subcontract agreement (the “Nava Amneal Subcontract Agreement”) pursuant to which Nava has subcontracted certain of its obligations under the Nava PharmaSophia Agreement to Amneal and Amneal performs such services. Pursuant to the Nava Amneal Subcontract Agreement, the total amount of income earned from these agreements for both the years ended December 31, 2017 and 2016 was $0.3 million.

Mr. Chirag Patel and Mr. Chintu Patel beneficially own, directly and through certain revocable or irrevocable trusts for the benefit of their immediate families, 37.5% in the aggregate of the outstanding equity securities of Nava. Nava beneficially owns 50% of the outstanding equity securities of PharmaSophia.

Agreements Entered into in Connection with the Combination and the PIPE Investment

Stockholders Agreement

On October 17, 2017, Holdco and the Existing Amneal Members entered into a stockholders agreement that was subsequently amended and restated on December 16, 2017. (the “Stockholders Agreement”), which sets forth, among other things, certain rights and obligations of the Existing Amneal Members and Holdco with respect to the corporate governance of New Amneal, transfer restrictions on shares held by Amneal Group Members and their affiliates, acquisitions of common stock by Amneal Group Members and their affiliates or dispositions of shares held by Amneal Group Members and their affiliates, preemptive rights and related party transactions.

The following summary of the terms of the Stockholders Agreement is not a complete description thereof and is qualified in its entirety by the full text thereof. For purposes of this summary, a reference to Amneal Group Members’ affiliates does not include New Amneal.

Corporate Governance

Board Composition.

The Stockholders Agreement provides that the board of directors of New Amneal (the “New Amneal Board”) will consist of no more than 13 members, subject to increase for a Qualifying Investor (as defined below). If an Executive Event has occurred, the New Amneal Board will consist of no more than 11 members, subject to an increase for a Qualifying Investor.

Immediately following the Closing, the New Amneal Board will be as set forth below:

•	Amneal Directors. Seven Amneal Directors will be designated by the Amneal Group Representative, including the Co-Chairmen. Following the Closing, Chirag Patel and Chintu Patel will be the Co-Chairmen of the New Amneal Board, unless an Executive Event has occurred, in which case the number of Amneal Directors will be six.

•	Non-Amneal Directors. Five Non-Amneal Directors will be designated by Impax, including Paul M. Bisaro, the CEO of Impax, and four directors selected from the Impax Board as of the date of the BCA that meet the NYSE independence standards, including Robert L. Burr, the current chairman of the Impax Board, who will serve as Lead Independent Director of the New Amneal Board and, unless an Executive Event has occured, Robert A. Stewart, who will serve as the CEO of New Amneal following the Closing.

Qualifying Investor.

•	In the event that Amneal Group Members transfer more than 4% of the outstanding New Amneal Shares to an investor pursuant to privately negotiated sales exempt from registration requirements of the Securities Act (a “Qualifying Investor”) and, following such transfer, Amneal Group Members continue to beneficially own more than 50% of the outstanding New Amneal Shares, then the Amneal Group Representative will have a one-time right to increase the size of the New Amneal Board by two directors and fill the vacancies with one new director designated by the Amneal Group Representative and one new director designated by the Qualifying Investor. Such Qualifying Investor may designate a board observer if it has not appointed a director.

•	In the event that Amneal Group Members transfer more than 5% of the outstanding New Amneal Shares to a Qualifying Investor, and, immediately prior to or following such transfer, Amneal Group Members beneficially own less than 50% of the outstanding New Amneal Shares, then the Amneal Group Representative will have a one-time right to replace any exiting Amneal director with a director designated by such a Qualifying Investor.

•	For so long as the Existing Amneal Members or any of their affiliates, successors and permitted assigns to which any New Amneal Shares have been transferred in accordance with the Stockholders Agreement (each an “Amneal Group Member” and collectively, “Amneal Group”) continue to beneficially own more than 50% of the outstanding New Amneal Shares, directors designated by the Amneal Group Representative will have the right to designate the Co-Chairmen of the New Amneal Board, and the Non-Amneal Directors will have the right to designate the Lead Independent Director of the New Amneal Board.

For so long as the Amneal Group Members continue to beneficially own more than 50% of the outstanding New Amneal Shares, the Amneal Group Representative will have the right to designate for nomination the lowest number of Amneal designees that constitute a majority of the total number of directors comprising the New Amneal Board. New Amneal will cause such nominee(s) to be included in the slate of nominees recommended by the New Amneal Board to holders of New Amneal Shares for election (including at any special meeting of stockholders held for the election of directors). Seventy-five percent (75%) of the directors serving on the Nominating Committee will be required to approve (i) a decision not to nominate any initial directors of the New Amneal Board for re-election to the New Amneal Board at either of the first two annual meetings of stockholders of New Amneal following the Closing Date and (ii) until the third annual meeting of stockholders of New Amneal following the Closing Date, any change to the individuals serving as Chairman or Co-Chairmen of the New Amneal Board.

If the Amneal Group Members beneficially own less than 50% but more than 10% of the outstanding New Amneal Shares, the Amneal Group Representative will have the right to designate a number of directors proportionate to the beneficial ownership of outstanding New Amneal Shares by the Amneal Group Members (rounded up to the nearest whole number).

With respect to the Amneal Directors, until the Trigger Date, any vacancy will be filled by the New Amneal Board with a director designated by the Amneal Group Representative, except when such vacancy is created when the number of the Amneal Directors then serving on the New Amneal Board is in excess of the number of Amneal designees the Amneal Group Representative has the right to designate under the New Amneal Bylaws and the Stockholders Agreement.

With respect to the Non-Amneal Directors, the Nominating Committee will fill any vacancy (other than the CEO of New Amneal with a person who satisfies all the qualifications of an Independent Director, subject to the prior written consent of the Conflicts Committee.

Committees.

The New Amneal Board will initially have the following committees: (i) Audit Committee, (ii) Nominating Committee, (iii) Compensation Committee, (iv) Conflicts Committee, and (v) Integration Committee. The formation of, composition of, and amendment to the charter of any other committee requires the approval of 75% of the directors of the New Amneal Board.

Nominating and Compensation Committees. The Amneal Group Representative will have the right to nominate two of the four directors serving on each of the Nominating Committee and Compensation Committee for so long as the Amneal Group Members beneficially own more than 50% of the outstanding New Amneal Shares. The remaining directors will be designated by a majority of the Independent Directors of the New Amneal Board.

An “Independent Director” is a director who:

•	meets the independence standards under the NYSE rules;

•	is not a director designated by the Amneal Group Representative;

•	is not a current or former member of the board of directors of any Amneal Group Member or its affiliates or officer or employee of any Amneal Group Member or its affiliates;

•	does not have and has not had any other material relationship with Amneal or its affiliates; and

•	is designated by the Conflicts Committee as an “Independent Director.”

Conflicts Committee. Until the Trigger Date, the New Amneal Board will have a Conflicts Committee comprised solely of Independent Directors. Any amendments to the Conflicts Committee charter will be approved by (i) 75% of the directors of the New Amneal Board, (ii) a majority of the Independent Directors, and

(iii) a majority of the Conflicts Committee. The responsibilities of the Conflicts Committee include approval of certain transfers of New Amneal Shares by an Amneal Group Member to third parties, approval of any related party transactions, and approval of any material amendment to the Stockholders Agreement, as set forth in the Conflicts Committee charter, the form of which is attached as Exhibit A to the Stockholders Agreement.

Integration Committee. For a minimum of two years following the Closing, the Integration Committee will serve as an advisory committee to management in connection with the integration of Impax and Amneal. The Integration Committee will be comprised of Chirag Patel, Chintu Patel and Paul M. Bisaro.

Other Committees. Until the Trigger Date, each committee of the New Amneal Board will include at least one director designated by the Amneal Group Representative, subject to the applicable NYSE requirements. If at any time, any committee (other than the Conflicts Committee) does not have at least one such Amneal-designated director, the Amneal Group Representative will be entitled to designate a director to have observer rights. The formation and composition of any committee not specified above requires the approval of 75% of the New Amneal Board.

Chief Executive Officer. Robert A. Stewart will be the CEO of New Amneal following the Closing, unless an Executive Event has occurred. If an Executive Event has occurred, Paul M. Bisaro, the current CEO of Impax, will be the CEO of New Amneal, and for 18 months following the Closing, the removal of Paul M. Bisaro as CEO will require the approval of (i) a majority of the New Amneal Board and a majority of the Non-Amneal Directors (other than Paul M. Bisaro).

Executive Chairman. If and only if an Executive Event has not occurred, Paul M. Bisaro, the current CEO of Impax, will be the Executive Chairman of New Amneal following the Closing. For 18 months following the Closing, the removal of Paul M. Bisaro as the Executive Chairman will require the approval of (i) a majority of the New Amneal Board and a majority of the Non-Amneal Directors (other than Paul M. Bisaro).

Amneal Agreement to Vote. From the Closing and until the Trigger Date, Amneal Group must cause its New Amneal Shares to be present for quorum purposes at any New Amneal Stockholders meeting, vote in favor of all director designees recommended by the New Amneal Board, and not vote in favor of the removal of any Non-Amneal Director, unless such removal is recommended by the Nominating Committee.

Amneal Consent Rights. For so long as Amneal Group Members beneficially own more than 25% of the outstanding New Amneal Shares, New Amneal will not take the following actions without obtaining prior consent by the Amneal Group Representative:

•	amend, modify, or repeal any provision of the New Amneal Charter or the New Amneal Bylaws in a manner that adversely impacts any Amneal Group Member;

•	effect any change in the authorized number of directors, except pursuant to the Stockholders Agreement;

•	create or reclassify any new or existing class or series of capital stock to grant rights, preferences, or privileges with respect to voting, liquidation, redemption, conversion or dividends that are senior to or on parity with those of the New Amneal Shares; or

•	consummate any transaction as a result of which (a) more than 50% of the outstanding New Amneal Shares will be beneficially owned by any persons other than Amneal Group Members and (b) any Amneal Group Member receives an amount or form of consideration different that which is granted to from other holders of New Amneal Shares.

Restrictions on Transfers and Acquisitions

Lock-up. During the Lock-up Period, no Amneal Group Member may transfer any New Amneal Shares, unless with the prior written consent of the Conflicts Committee, subject to the following exceptions:

•	a transfer of New Amneal Shares pursuant to a tender or exchange offer that has been approved or recommended by the New Amneal Board;

•	a transfer of New Amneal Shares pursuant to any (a) merger, share exchange, consolidation, recapitalization or similar transaction resulting, directly or indirectly, in more than 50% of the total number of shares of outstanding New Amneal Shares being beneficially owned after such transaction by any person or persons other than the Amneal Group or (b) a sale of all or substantially all of the assets of New Amneal (a “Company Sale”);

•	a transfer of New Amneal Shares to an affiliate;

•	a transfer of New Amneal Shares in connection with any pledge of any Amneal Group Member’s New Amneal Shares made pursuant to a bona fide loan or financing transaction with a third party;

•	with respect to any Amneal Group Member that is an individual, a transfer of New Amneal Shares (x) to such Amneal Group Member’s ancestors, descendants, siblings, cousins or spouse, (y) to trusts for the benefit of such Amneal Group Member or such persons or (z) by way of bequest or inheritance upon death (provided that such transferee agrees in a writing to be bound by the terms of the Stockholders Agreement as an Amneal Group Member);

•	with respect to any Amneal Group Member that is an entity, a transfer of New Amneal Shares to such Amneal Group Member’s members, partners or other equity holders (provided that such transferee agrees in a writing to be bound by the terms of the Stockholders Agreement as an Amneal Group Member); and

•	solely until the Closing Date, one or more transfers by any Amneal Group Member of up to a total of 60,000,000 Class A common stock or Class B-1 common stock, in the aggregate (which 60,000,000 shares include the 46,849,316 Class A common stock or Class B-1 common stock to be transferred to the PIPE Investors).

Following the expiration of the Lock-up Period, Amneal Group Members may transfer of New Amneal Shares:

•	in a registered offering pursuant to the procedures described in Article V of the Stockholders Agreement (including, for the avoidance of doubt, the resale of New Amneal Shares by Amneal Group registered pursuant to a shelf registration statement, once declared effective under the Securities Act);

•	in open market sales pursuant to, if available, Rule 144 under the Securities Act; provided, however, that Amneal Group may not, in the aggregate, transfer more than 15% of the outstanding shares of Class A common stock pursuant to the terms of the Stockholders Agreement in any 12-month period without the approval of the Conflicts Committee;

•	in one or more privately negotiated sales exempt from the registration requirements of the Securities Act (a “PIPE Transaction”); provided, however, that the Amneal Group may not, in the aggregate, transfer more than 15% of the outstanding shares of Class A common stock pursuant to the Stockholders Agreement in any 12-month period without the approval of the Conflicts Committee;

•	with the prior written consent of the Conflicts Committee; or

•	as otherwise permitted during the Lock-up Period.

However, without the approval of the Conflicts Committee, Amneal Group Members will be prohibited from making transfers of New Amneal Shares (i) if after such transfer, such transferee or group of transferees that would own more than 15% of the voting power of the outstanding New Amneal Shares or (ii) to any New Amneal Shares to any person or group who, prior to such transfer, beneficially owned 15% or more of the outstanding New Amneal Shares. This 15% ownership restriction will not apply to widely distributed public offerings of Shares and is subject to other customary exceptions.

Transfers to Affiliates. At any time, an Amneal Group Member may transfer New Amneal Shares to an affiliate of such Amneal Group Member.

Standstill Provisions. Until the earlier of (i) the third anniversary of the Closing Date and (ii) such time when the Amneal Group Members beneficially own less than 20% of the outstanding New Amneal Shares, the Amneal Group will not, without the prior written consent of the Conflicts Committee, directly or indirectly, alone or in concert, be permitted to:

•	acquire beneficial ownership of New Amneal Shares; provided, that when such acquisition is effected after the Amneal Group Representative loses the right to designate one or more directors due to the issuance of securities by New Amneal or the transfer of securities by an Amneal Group Member, then Amneal Group will be permitted to acquire up to the number of shares needed to regain the right to designate such number of the Amneal Directors that the Amneal Group Representative was entitled to designate immediately prior to such issuance or transfer, plus 1% of the outstanding New Amneal Shares;

•	publicly seek a change in the composition or size of the New Amneal Board, except in furtherance of the provisions of the Stockholders Agreement;

•	deposit any New Amneal Shares into a voting trust or subject any such stock to any proxy or agreement that conflicts with Amneal’s obligations under the Stockholders Agreement;

•	publicly initiate, publicly propose or publicly announce any intention to participate in any “solicitation” of “proxies” to vote (as such terms are defined in Regulation 14A under the Exchange Act) with respect to the election of the Non-Amneal Directors or the removal of any Non-Amneal Directors or publicly become a “participant” in a “solicitation” (as such terms are defined in Regulation 14A under the Exchange Act) with respect to the election of the Non-Amneal Directors or the removal of any Non-Amneal Director; or

•	call for any general or special stockholders meeting or publicly solicit proxies in connection with the election and removal of Non-Amneal Directors.

Amneal Buyout Transactions. Any proposal by an Amneal Group Member to acquire all outstanding New Amneal Shares held by all other stockholders (other than other Amneal Group Members) must be approved by the Conflicts Committee and, as long as the Amneal Group Members beneficially own more than 37.5% of the outstanding New Amneal Shares, be subject to a non-waivable condition that a majority of the voting power of the outstanding New Amneal Shares held by such other stockholders approve the transaction.

Approvals of Certain Taxable Transactions. For so long as the Amneal Group beneficially owns either (a) shares of Class B common stock representing at least 10% of the outstanding New Amneal Shares or (b) at least 45,000,000 New Amneal Shares (as adjusted for any capital structure change), New Amneal must obtain the approval of the Amneal Group Representative before consummating any transaction involving New Amneal or any of its subsidiaries that would reasonably be expected to result in the recognition of $40,000,000 or more of taxable income or gain by Amneal Group.

PIPE Investment

As described under “The Combination and the PIPE Investment,” in connection with the Combination and the PIPE Investment, members of the Amneal Group entered into the PIPE Purchase Agreement with select institutional investors, including the PIPE Investors. Pursuant to the PIPE Purchase Agreement, upon the Closing of the Combination, members of the Amneal Group exercised their right to cause Amneal to redeem the Redeemed Units held by such members pursuant to the LLC Agreement. In connection with such redemption, such members of the Amneal Group received shares of Class A common stock or shares of Class B-1 common stock in exchange for such Redeemed Units, in each case pursuant to the LLC Agreement (such redemption and issuance of Class A common stock and Class B-1 common stock to the members of the Amneal Group, the “Redemption”). Following the Redemption, the members of the Amneal Group sold such shares of Class A common stock and Class B-1 common stock to the PIPE Investors at a per share purchase price of $18.25 for gross proceeds of approximately $855,000,000. Following the PIPE Investment, the PIPE Investors own collectively approximately 15% of the New Amneal Shares on a fully diluted and as converted basis, with TPG owning all outstanding shares of Class B-1 common stock.

In connection with the Combination and in furtherance of the PIPE Investment, TPG, the Amneal Group Representative and Holdco entered into the PIPE Side Letter providing for certain rights and obligations of each in connection with the PIPE Investment. Pursuant to the PIPE Side Letter, TPG has customary registration rights with respect to the New Amneal Shares owned by it. The PIPE Side Letter also provides TPG the right to designate a board observer with respect to the New Amneal Board, as well as the right, subject to certain ownership thresholds discussed herein, to designate a director for appointment to the New Amneal Board.

Registration Rights Agreement

We intend to enter into a Registration Rights Agreement with the PIPE Investors in connection with the closing of the Combination. The Registration Rights Agreement will provide the PPIE Investors certain registration rights whereby the Amneal Group Representative and Impax will be required to jointly prepare and file with the SEC a shelf registration statement on Form S-1 with respect to resales of all shares of Class A common stock beneficially owned by the Amneal Group (“Registrable Shares”). Following the Closing, we will use our reasonable best efforts to become eligible to use Form S-3 and, upon becoming eligible, we will promptly file a shelf registration statement on Form S-3. The Registration Rights Agreement will also provide for piggyback registration rights for the Original SSE Equity Owners. See “Shares Eligible for Future Sale—Registration Rights” for more information.

Tax Receivable Agreement

Pursuant to the LLC Agreement, each Existing Amneal Member has the right to redeem all or a portion of its Amneal Common Units for Class A common stock or Class B-1 common stock. In connection with such redemption, New Amneal will receive a “step-up” in its share of the tax basis in the Amneal assets and possibly certain other tax benefits, and New Amneal will pay the Members (as defined below) for the value of such benefits.

The following summary of the terms of the Tax Receivable Agreement is not a complete description thereof and is qualified in its entirety by the full text thereof.

At Closing, New Amneal, Amneal and the Existing Amneal Members will enter into the Tax Receivable Agreement. The Tax Receivable Agreement will govern the administration and allocation between the parties of tax liabilities and benefits arising prior to, as a result of, and subsequent to the Combination, and the respective rights, responsibilities and obligations of the Members and New Amneal with respect to various other tax matters. The term “Members” includes the then existing members of Amneal at Closing (other than New Amneal) and any persons who have executed and delivered a joinder in accordance with the Tax Receivable Agreement.

Determination of Realized Tax Benefit

Under the Tax Receivable Agreement, New Amneal will ensure that Amneal and its subsidiaries that are treated as a partnership for U.S. federal income tax purposes will have in effect an election under Section 754 of the Code.

Basis Schedules

Within 90 days after the filing of the U.S. federal income tax return of New Amneal for each relevant taxable year, New Amneal will at its own expense deliver to the Members a schedule that shows (a) the basis adjustments with respect to the reference assets as a result of the relevant exchanges effected in such taxable year, calculated (i) in the aggregate and (ii) solely with respect to exchanges by the applicable Member; (b) the period (or periods) over which the reference assets are amortizable and/or depreciable; and (c) the period (or periods) over which each basis adjustment is amortizable and/or depreciable.

Tax Benefit Schedules

Within 90 days after the filing of the U.S. federal income tax return of New Amneal for any taxable year in which there is a realized tax benefit or realized tax detriment, New Amneal shall, at its own expense, deliver to the Members a schedule showing the calculation of the realized tax benefit or realized tax detriment for such taxable year.

Tax Benefit Payments

Each Member is entitled to receive an amount equal to the sum of (1) 85% of the cumulative net realized tax benefit attributable to such Member as of the end of such taxable year over the aggregate amount of all tax benefit payments previously made to such Member, and (2) the interest calculated at the agreed rate from the due date for filing the U.S. federal income tax return of New Amneal for such taxable year until the date on which New Amneal makes a timely tax benefit payment to the Member.

Approvals by the Amneal Group Representative

New Amneal and its subsidiaries must obtain prior written consent from the Amneal Group Representative before (i) making a disposition of any assets held by Amneal or its subsidiaries prior to the Closing if the cumulative “amount realized” (as such term is defined for U.S. federal income tax purposes) for all such dispositions in any 12-month period would be in excess of $40,000,000 unless New Amneal agrees to use its best efforts to ensure that each Member receives tax distributions equal to its assumed tax liability, (ii) making certain acquisitions that would reasonably be expected to materially adversely affect any member’s rights or obligations under the Tax Receivable Agreement, or (iii) entering into certain additional agreements with other persons that are similar to the Tax Receivable Agreement.

Termination

New Amneal may terminate the Tax Receivable Agreement with the written approval of a majority of the independent directors of the New Amneal Board by making a payment to the Members, equal to the present value of the tax benefit payments to be paid to each such Member, discounted at the lesser of ICE LIBOR plus 100 basis points or 6.50% per annum, compounded annually (an “Early Termination Payment”). The Tax Receivable Agreement will also be deemed to be terminated by New Amneal and an Early Termination Payment by New Amneal will be required in the event of either (a) a Change of Control (as defined below) or (b) a material breach by New Amneal of any of its material obligations under the Tax Receivable Agreement.

A “Change of Control” includes (a) any person other than the Amneal Group beneficially owning more than 50% of the combined voting power of New Amneal; (b) the liquidation or dissolution of New Amneal, or the sale of all or substantially all of the assets of New Amneal, unless the sale is to an entity of which at least 50% of the combined voting power is owned by New Amneal Stockholders who owned New Amneal immediately prior to such sale in substantially the same proportions; (c) a business combination of New Amneal or any of its subsidiaries with any other entity, after which the New Amneal Board immediately prior to such combination does not constitute at least a majority of the board of directors of the surviving company or its parent, or all of the beneficial owners of the voting securities of New Amneal prior to such combination do not beneficially own more than 50% of the combined voting power of the surviving entity; and (d) the following individuals ceasing to constitute a majority of the New Amneal Board: (i) the directors of New Amneal as of the Closing (“Initial Directors”) and (ii) any new director whose appointment or nomination was approved by at least two-thirds of the directors who were (x) Initial Directors or (y) whose appointment or nomination was approved by at least two-thirds of the Initial Directors.

LLC Agreement

In connection with the Combination, Amneal, New Amneal and the Existing Amneal Members entered into and are governed by the LLC Agreement, which sets forth, among other things, certain transfer restrictions on Amneal Common Units, and rights to redeem Amneal Common Units in certain circumstances. The following summary of the terms of the LLC Agreement is not a complete description thereof and is qualified in its entirety by the full text thereof.

Appointment of New Amneal as Manager

Under the LLC Agreement, New Amneal is admitted as the sole managing member of Amneal. As the managing member, New Amneal will conduct, direct and exercise full control over all activities of Amneal, including day-to-day business affairs and decision-making of Amneal, without the approval of any other member. As such, New Amneal, through Amneal’s officers, will be responsible for all operational and administrative decisions of Amneal and the day-to-day management of Amneal’s business.

Pursuant to the terms of the LLC Agreement, New Amneal will not be permitted, under any circumstances, to be removed as managing member by the members of Amneal. New Amneal will not resign or cease to be the managing member unless proper provision is made for the obligations of New Amneal to remain in full force and effect.

The managing member may cause Amneal to contract with the managing member or any affiliate of the managing member as long as the contracts are on terms comparable to those available to others dealing at arm’s length or are approved by the members (other than the managing member and its controlled affiliates) holding a majority of the Amneal Common Units.

Officers

The managing member will appoint the officers of Amneal to implement the day-to-day business and operations of Amneal. In the event of a vacancy, the managing member has the right to appoint a new officer to fill the vacancy. At the Closing, the managing member will appoint the CEO of New Amneal to serve as the CEO of Amneal until his death or until he resigns or is removed by the managing member. The managing member may remove any officer with or without cause.

Compensation

New Amneal will not be entitled to compensation for its services as managing member. It will be entitled to reimbursement by Amneal for reasonable fees and expenses incurred on behalf of Amneal, except for payment obligations of New Amneal under the Tax Receivable Agreement.

Units

The LLC Agreement will provide that at the Closing there will be one class of Amneal Common Units. In accordance with the BCA, all Amneal Common Units held by the Existing Amneal Members prior to the execution of the LLC Agreement are converted into Amneal Common Units. The managing member may establish additional securities of Amneal in its discretion in accordance with the terms, and subject to the restrictions of, the LLC Agreement. The managing member may create one or more classes or series of Amneal Common Units or preferred units solely to the extent they are in the aggregate substantially equivalent to a class of common stock of Amneal or class or series of preferred stock of Amneal.

Allocations and Distributions

Allocations.

Pursuant to the LLC Agreement, items of income, gain, loss or deduction of Amneal generally will be allocated among the members for capital accounts on a pro rata basis in accordance with each member’s percentage interest, except that partner nonrecourse deductions attributable to partner nonrecourse debt will be allocated in the manner required by the Treasury Regulations Section 1.704-2(i). Nonrecourse deductions for any taxable year will be allocated pro rata among the members in accordance with their percentage interests.

Distributions.

Amneal may make distributions out of distributable cash and other funds or property to its members from time to time at the discretion of the managing member of Amneal. Such distributions generally will be made to the members on a pro rata basis in proportion to the number of Amneal Common Units held by each member on the record date for the distribution. Amneal will not be required to make distributions to the extent that such distributions would render Amneal insolvent or if such distribution would violate any applicable law or the terms of the any credit agreement in existence at Closing.

Tax Distributions.

In connection with any tax period, Amneal will be required to make distributions to its members, on a pro rata basis in proportion to the number of Amneal Common Units held by each member, of cash until each member (other than New Amneal) has received an amount at least equal to its assumed tax liability and New Amneal has received an amount sufficient to enable it to timely satisfy all of its U.S. federal, state and local and non-U.S. tax liabilities, and meet its obligations pursuant to the Tax Receivable Agreement. To the extent that any member does not receive its percent interest of the aggregate tax distribution, the tax distribution for such member will be increased to ensure that all distributions are made pro rata in accordance with such member’s percentage interest.

Repurchase or Redemption of Amneal Common Units

Upon written notice to Amneal and New Amneal, each member is entitled to cause Amneal to effect a redemption (a “Redemption”) of all or any portion of its Amneal Common Units in exchange for the number of shares of Class A common stock or Class B-1 common stock equal to the number of redeemed Amneal Common Units (the “Share Settlement”) or, at Amneal’s election, cash in an amount equal to the product of the Share Settlement and the average of the volume-weighted closing price for a share of Class A common stock on the NYSE for the five consecutive full trading days ending on and including the last full trading day immediately prior to the redemption notice date, subject to appropriate and equitable adjustment for any stock splits, reverse splits, stock dividends or similar events affecting the Class A common stock (the “Cash Settlement”). New Amneal may, in its sole and absolute discretion, elect to effect the exchange of the redeemed Amneal Common Units for the Share Settlement or Cash Settlement, at New Amneal’s option, through a direct exchange of such redeemed Amneal Common Units and such consideration between the redeemed member and New Amneal. See “Exchanges of Amneal Common Units for Class A Common Stock.”

Transfer Restrictions

No interest in Amneal may be transferred except as permitted under the LLC Agreement. The LLC Agreement permits transfers:

(iv)	by a member to an affiliate of such member;

(v)	by the Existing Amneal Members or any direct or indirect transferee of such members:

(A)	with the prior written consent of the conflicts committee,

(B)	in response to a tender or exchange offer that has been approved or recommended by the New Amneal Board;

(C)	in connection with any Company Sale;

(D)	that is an individual, (1) to such Existing Amneal Member’s (or such transferee’s) spouse, (2) to such Existing Amneal Member’s (or such transferee’s) lineal ancestors, lineal descendants, siblings, cousins or the spouses thereof, (3) to trusts for the benefit of such Existing Amneal Member (or such transferee) or such persons, (4) to foundations established by such Existing Amneal Member (or such transferee) or such persons or affiliates thereof or (5) by way of bequest or inheritance upon death;

(E)	that is an entity, to such Existing Amneal Member’s (or such transferee’s) members, partners or other equity holders; or

(F)	of up to a total of 60,000,000 Amneal Common Units; or

(vi)	pursuant to a Redemption or direct exchange as described above.

Dissolution

The LLC Agreement provides that the unanimous consent of at least 75% of all members holding Amneal Common Units will be required to voluntarily dissolve Amneal. In addition to a voluntary dissolution, Amneal may be dissolved upon the entry of a decree of judicial dissolution or upon other circumstances in accordance with Delaware law. Upon a dissolution event, the proceeds of liquidation will be distributed in the following order: (i) to pay the expenses of winding up Amneal; (ii) to pay debts and liabilities owed to creditors of Amneal; and (iii) to the members pro rata in accordance with their respective percentage ownership interests in Amneal.

Corporate Opportunities and Waiver of Fiduciary Duty

The LLC Agreement provides that, notwithstanding any duty, including fiduciary duty, otherwise applicable at law or in equity, the doctrine of corporate opportunity, or any analogous doctrine, will not apply to any member or related person of such member, and no member or related person of such member that acquires knowledge of a potential transaction, agreement, arrangement or other matter that may be an opportunity for Amneal or the members will have any duty to communicate or offer such opportunity to Amneal or the members, or to develop any particular investment, and such person will not be liable to Amneal or the members for breach of any fiduciary or other duty (other than fiduciary duties owed to New Amneal) by reason of the fact that such person pursues or acquires for, or directs such opportunity to, another person or does not communicate such investment opportunity to the members.

Indemnification and D&O Insurance

Amneal will indemnify any member or affiliate, the managing member or any of its affiliates, any officer, or individual serving at the request of Amneal as an officer, director, principal, member, employee or agent of another corporation, partnership, joint venture, limited liability company, trust or other enterprise. Such persons will be entitled to payment in advance of expenses, including attorneys’ fees, that they incur in defending a proceeding, but they will be required to repay any such advance if it is ultimately determined that they were not entitled to indemnification by Amneal. Indemnification will not be available for any expenses, liabilities, damages and losses suffered that are attributable to any such person’s or its affiliates’ gross negligence, willful misconduct or knowing violation of the law or for any present or future breaches of any representations, warranties or covenants contained in the LLC Agreement or in other agreements with Amneal.

Tax Classification

The members intend that Amneal be treated as a partnership for U.S. federal and, if applicable, state or local income tax purposes. Each member and Amneal will file all tax returns and will take all tax and financial reporting positions in a manner consistent with such tax treatment.

Amendments

The LLC Agreement may only be amended in writing by the manager with the written consent of the holders of at least 75% of the Amneal Common Units then outstanding.

EXCHANGES OF AMNEAL COMMON UNITS FOR CLASS A COMMON STOCK

The Amneal Group, from time to time, may require Amneal to redeem or exchange all or a portion of their Amneal Common Units for newly-issued shares of Class A common stock on a one-for-one basis. New Amneal’s Board of Directors, which includes directors who hold Amneal Common Units or are affiliated with holders of Amneal Common Units and may include such directors in the future, may, at its option, instead make a cash payment in accordance with the terms of the LLC Agreement. Shares of our Class B common stock will be surrendered and cancelled on a one-for-one basis if we redeem or exchange Amneal Common Units of the Amneal Group pursuant to the terms of the LLC Agreement.

In order for the Amneal Group to offer or sell pursuant to this prospectus, we will implement the exchange procedures set forth in the LLC Agreement pursuant to which such holder will exchange, on a one-for-one basis, its Amneal Common Units for newly-issued shares of Class A common stock that will be sold (and their shares of Class B common stock will be surrendered and cancelled on a one-for-one basis upon such issuance). When the Amneal Group exchanges Amneal Common Units for shares of Class A common stock, because New Amneal acquires additional Amneal Common Units, the number of Amneal Common Units owned by New Amneal will correspondingly increase. See “Certain Related Parties and Related Party Transactions—Agreements Entered into in Connection with the Combination—LLC Agreement.”

The Class A common stock being registered pursuant to this prospectus includes up to an aggregate of (i) 42,739,727 restricted shares of Class A common stock previously issued to certain of our stockholders, (ii) 4,109,589 shares of Class A common stock that will result from the automatic conversion upon transfer of restricted shares of Class B-1 common stock that have previously been issued to certain of our stockholders and (iii) the remaining 179,889,019 shares of Class A common stock issuable upon the exchange by the Amneal Group of an equivalent number of currently outstanding Amneal Common Units. Each of the currently outstanding Amneal Common Units described in (iii) is paired with one share of our Class B common stock that will be surrendered and cancelled in connection with the exchange of such Amneal Common Unit, To the extent that the holders of currently outstanding Amneal Common Units exchange such Amneal Common Units for shares of Class A common stock, our economic ownership in Amneal will be correspondingly increased.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information relating to the beneficial ownership of our Class A common stock as of March 7, 2018, after giving effect to the Combination and the PIPE Investment by:

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our outstanding shares of common stock;

•	each of our directors;

•	each of our named executive officers;

•	all directors and executive officers as a group; and

•	other selling stockholders.

The percentage of shares beneficially owned is computed based on the estimated maximum number of shares of our Class A common stock which will be outstanding upon completion of the transactions described in this prospectus, including the Combination, the PIPE Investment and the redemption of Amneal Common Units pursuant to the LLC Agreement, and is based upon the aggregate number of shares of Impax common stock outstanding as of November 16, 2017 or issuable pursuant to the exercise of outstanding Impax options that are outstanding as of November 16, 2017. Shares of our Class A common stock that a person has the right to acquire within 60 days of March 7, 2018 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all directors and executive officers as a group. Unless otherwise indicated below, the address for each beneficial owner listed is c/o Amneal Pharmaceuticals LLC, 400 Crossing Boulevard, Third Floor, Bridgewater, NJ 08807.

The selling stockholders named below may offer or sell from time to time pursuant to this prospectus up to an aggregate of 226,738,335 shares of Class A common stock. The table below describes, as of March 7, 2018, each selling stockholder’s beneficial ownership of shares of our Class A common stock, shares of our Class B-1 common stock and shares of our Class B common stock (a) according to the information available to us as of the date of this prospectus and (b) assuming each selling stockholder has sold all shares of Class A common stock registered pursuant to this prospectus.

Because the selling stockholders may sell, transfer or otherwise dispose of all, some or none of the shares of our Class A common stock covered by this prospectus, we cannot determine the number of such shares that will be sold, transferred or otherwise disposed of by the selling stockholders, or the amount or percentage of shares of our Class A common stock that will be held by the selling stockholders upon termination of any particular offering or sale. See “Plan of Distribution.” For the purposes of the table below, we assume that each selling stockholder will sell all of its shares of our Class A common stock covered by this prospectus. When we refer to the selling stockholders in this prospectus, we mean the entities listed in the table below, as well as their pledgees, donees, assignees, transferees and successors in interest.

The Amneal Group is entitled to have its Amneal Common Units redeemed for Class A common stock on a one-for-one basis, or, at the option of New Amneal, cash equal to the market value of the applicable number of shares of our Class A common stock. In addition, at New Amneal’s election, New Amneal may effect a direct exchange of such shares of Class A common stock or such cash for such Amneal Common Units. In connection with the Closing, we issued to the Amneal Group for nominal consideration one share of Class B common stock for each Amneal Common Unit it owned. As a result, the number of shares of Class B common stock listed in the table below equals the number of Amneal Common Units the Amneal Group owns.

The number of shares beneficially owned by each stockholder is determined under rules issued by the SEC and includes voting or investment power with respect to securities. Under these rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power. In computing the number of shares beneficially owned by an individual or entity and the percentage ownership of that person, shares of common stock subject to options, or other rights, including the redemption right described above, held by such person that are currently exercisable or will become exercisable within 60 days of March 7, 2018, are considered outstanding, although these shares are not considered outstanding for purposes of computing the percentage ownership of any other person. Each of the stockholders listed has sole voting and investment power with respect to the shares beneficially owned by the stockholder unless noted otherwise, subject to community property laws where applicable.

Any selling stockholder may be deemed to be an “underwriter” within the meaning of the Securities Act of 1933, as amended (the “Securities Act”). Based upon the applicable facts and circumstances, including when and how each selling stockholder’s respective shares of Class A common stock were acquired, none of the selling stockholders believes that it should be considered an “underwriter” within the meaning of such term under the Securities Act.

For information regarding material relationships and transactions between us and the selling stockholders, see the “Certain Relationships and Related Transactions, and Director Independence” section in this prospectus.

Information concerning the selling stockholders may change from time to time. Any changes to the information provided below will be set forth in a prospectus supplement if and when necessary.

	Amneal Common Units (and an equivalent amount of shares of Class B common stock) owned prior to the offering		Amneal Common Units (and an equivalent amount of shares of Class B common stock to be surrendered and cancelled) to be redeemed in the offering(+)(1)		Amneal Common Units (and an equivalent amount of shares of Class B common stock) owned after the offering(+)(2)		Shares of Class A common stock owned prior to the offering				Shares of Class B-1 common stock owned prior to the offering			Shares of Class A Common Stock that may be sold by selling stockholders in this offering(‡)		Shares of Class A common stock owned after this offering(2)			Shares of Class B-1 common stock owned after this offering(2)
Name and address of beneficial owner(3)	(#)	(%)	(#)	(% of Class A common stock out- standing)(4)	(#)	(% of Class A common stock out- standing)	(#)		(%)(4)		(#)	(%)		(#)	(%)(5)	(#)	(%)		(#)	(%)
5% or greater stockholders:
Amneal Holdings, LLC(6)(7) c/o Amneal Pharmaceutical LLC 400 Crossing Boulevard, Third Floor Bridgewater, New Jersey 08807	179,889,019	100%	179,889,019	100%	—	—	—		—		—	—		179,889,019	59.50%	—	—		—	—
Funds affiliated with Fosun International Limited Room 808, ICBC Tower 3 Garden Road, Central, Hong Kong	—	—	—	—	—	—	20,293,351	(8)	17.15%		—	—		16,438,356	5.44%	3,854,995	1.28%		—	—
TPG Improv Holdings, L.P. c/o TPG Partners VII, L.P. 301 Commerce Street Suite 3300 Fort Worth, Texas 76102 Attn: Adam Fliss	—	—	—	—	—	—	12,328,767		10.42%		4,109,589	100.00%		16,438,356	5.44%	—	—		—	—
Named Executive Officers, Directors and Director Nominees
Paul M. Bisaro	—	—	—	—	—	—	212,500	(9)	*	%	—	—		—	—	212,500	*	%	—	—
Robert L. Burr	—	—	—	—	—	—	165,474	(10)	*	%	—	—		—	—	165,474	*	%	—	—
Chintu Patel(6)(7)	—	—	—	—	—	—	—		*	%	—	—		—	—	—	*	%	—	—
Chirag Patel(6)(7)	—	—	—	—	—	—	—		*	%	—	—		—	—	—	*	%	—	—
Robert A. Stewart	—	—	—	—	—	—	—		*	%	—	—		—	—	—	*	%	—	—
Bryan M. Reasons	—	—	—	—	—	—	269,164	(11)	*	%	—	—		—	—	278,373	*	%	—	—
Andrew Boyer	—	—	—	—	—	—	—		*	%	—	—		—	—	—	*	%	—	—
All directors, director nominees and executive officers as a group (seven persons))	—	—	—	—	—	—	656,347		*	%	—	*	%	—	—	656,347	*	%	—	—
Other Selling Stockholders			—
Entities affiliated with Wellington Management Company LP	—	—	—	—	—	—	5,845,700	(8)	4.95%		—	—		5,733,390	4.84%	—	—		—	—
Fidelity Select Portfolios: Pharmaceuticals Portfolio Mag & Co. c/o Brown Brothers Harriman & Co. Attn: Corporate Actions /Vault 140 Broadway New York, NY 10005	—	—	—	—	—	—	460,443		*	%	—	—		243,243	* %	217,200	*	%	—	—
Fidelity Select Portfolios: Health Care Portfolio Mag & Co. c/o Brown Brothers Harriman & Co. Attn: Corporate Actions /Vault 140 Broadway New York, NY 10005	—	—	—	—	—	—	1,821,622		1.54%		—	—		1,621,622	1.37%	200,000	*	%	—	—
Fidelity Advisor Series VII: Fidelity Advisor Health Care Fund M.Gardiner & Co c/o JPMorgan Chase Bank, N.A P.O. Box 35308 Newark, NJ 07101-8006	—	—	—	—	—	—	766,676		*	%	—	—		675,676	* %	91,000	*	%	—	—
Fidelity Central Investment Portfolios LLC: Fidelity Health Care Central Fund M.Gardiner & Coc/o JPMorgan Chase Bank, N.A P.O. Box 35308 Newark, NJ 07101-8006	—	—	—	—	—	—	625,141		*	%	—	—		540,541	* %	84,600	*	%	—	—

	Amneal Common Units (and an equivalent amount of shares of Class B common stock) owned prior to the offering		Amneal Common Units (and an equivalent amount of shares of Class B common stock to be surrendered and cancelled) in the offering(+)(1)		Amneal Common Units (and an equivalent amount of shares of Class B common stock) owned after the offering(+)(2)		Shares of Class A common stock owned prior to the offering			Shares of Class B-1 common stock owned prior to the offering		Shares of Class A Common Stock that may be sold by selling stockholders in this offering(‡)			Shares of Class A common stock owned after this offering(2)			Shares of Class B-1 common stock owned after this offering(2)
Name and address of beneficial owner(3)	(#)	(%)	(#)	(% of Class A common stock out- standing)(4)	(#)	(% of Class A common stock out- standing)	(#)	(%)(4)		(#)	(%)	(#)	(%)(5)		(#)	(%)		(#)	(%)
Variable Insurance Products Fund IV: Health Care Portfolio M.Gardiner & Coc/o JPMorgan Chase Bank, N.A P.O. Box 35308 Newark, NJ 07101-8006	—	—	—	—	—	—	202,778	*	%	—	—	178,378	*	%	24,400	*	%	—	—
Strategic Advisers Core Fund-FIAM Sector Managed Health Care Sub BNY Mellon Attn: Stacey Wolfe 525 William Penn Place Rm 0400 Pittsburgh, PA 15259	—	—	—	—	—	—	125,676	*	%	—	—	75,676	*	%	50,000	*	%	—	—
Fidelity Advisor Series I: Fidelity Advisor Stock Selector Mid Cap Fund Mag & Co. c/o Brown Brothers Harriman & Co. Attn: Corporate Actions /Vault 140 Broadway New York, NY 10005	—	—	—	—	—	—	347,297	*	%	—	—	297,297	*	%	50,000	*	%	—	—
CVI Investments, Inc. c/o Heights Capital Management, Inc. 101 California Street, Suite 3250 San Francisco, California 94111 Attention: Martin Kobinger, Investment Manager	—	—	—	—	—	—	2,321,760	1.96%		—	—	2,321,760	*	%	—	—		—	—
Entities affiliated with Janus Capital Management LLC c/o Janus Capital Management, LLC 151 Detroit Street Denver Colorado 80206 Attention: Legal Department	—	—	—	—	—	—	2,247,308	1.90%		—	—	2,245,021	*	%	2,287	*	%	—	—

*	Represents beneficial ownership of less than 1%
(+)	The Amneal Group will exchange, on a one-for-one basis, their Amneal Common Units, at the option of New Amneal, for cash or newly-issued shares of Class A common stock, to the extent they offer or sell shares of Class A common pursuant to this prospectus (and an equivalent number of shares of Class B common stock held by such selling stockholders will be surrendered and cancelled in connection with each such Amneal Common Unit exchange). See “Certain Related Parties and Related Party Transactions—Agreements Entered into in Connection with the Combination—LLC Agreement.”
(‡)	Includes the shares of Class A common stock to be offered or sold by (i) TPG after giving effect to the automatic conversion of their shares of Class B-1 common stock and (ii) the Amneal Group after giving effect to the exchange of their respective Amneal Common Units.
(1)	Assumes all Amneal Common Units are redeemed (or exchanged) (and all shares of Class B common stock are surrendered and cancelled) for shares of Class A common stock.
(2)	Assumes the sale by the selling stockholders of all shares of Class A common stock registered pursuant to this prospectus.
(3)	Unless otherwise noted, the address for each beneficial owner listed on the table is c/o Amneal Pharmaceuticals LLC, 400 Crossing Boulevard, Third Floor, Bridgewater, NJ 08807.
(4)	Percentage of ownership calculated against the existing number of shares of Class A common stock outstanding upon completion of the other transactions described in this prospectus, including the Combination and the PIPE Investment, but prior to the redemption of Amneal Common Units pursuant to the LLC Agreement and the automatic conversion of the shares of Class B-1 common stock held by TPG.
(5)	Percentage of ownership calculated against the total number of shares of Class A common stock outstanding upon completion of the other transactions described in this prospectus, including the Combination and the PIPE Investment, the redemption of Amneal Common Units pursuant to the LLC Agreement and the automatic conversion of the shares of Class B-1 common stock held by TPG.
(6)	Amneal Holdings, LLC is record holder of the Amneal Common Units. Investment and voting decisions are made by Amneal Holdings, LLC through its board of managers, which is composed of four individuals, including Chintu Patel and Chirag Patel, and which can only act by at least majority approval. None of the members of the board of managers of Amneal Holdings, LLC may act alone to direct the voting or disposition of the Class A Units of Amneal or otherwise has voting or investment power over such securities. Each of Chintu Patel and Chirag Patel disclaims beneficial ownership of the Amneal Common Units held by Amneal Holdings, LLC.
(7)	Each of Chintu Patel and Chirag Patel is a manager of Amneal Holdings, LLC and therefore may be deemed to share voting and dispositive power with respect to the Amneal Common Units held by Amneal Holdings, LLC. Each of them disclaims beneficial ownership of these securities.
(8)	Includes shares of Class A common stock converted from Impax Shares upon the completion of the Combination.
(9)	Represents 212,500 shares of common stock underlying options that may be exercised within 60 days of February 1, 2018.
(10)	Represents 60,475 shares of common stock held by Mr. Burr directly, 6,057 shares of common stock held by Robert L. Burr’s IRA account, as to which Mr. Burr has sole voting and investment power, and 98,942 shares of common stock underlying options that may be exercised within 60 days of February 1, 2018.
(11)	Represents 94,684 shares of common stock held by Mr. Reasons directly and 174,480 shares of common stock underlying options that may be exercised within 60 days of February 1, 2018.

DESCRIPTION OF CAPITAL STOCK

The following summary of the terms of the capital stock of New Amneal is not meant to be complete and is qualified in its entirety by reference to the New Amneal Charter and the New Amneal Bylaws.

Authorized Capital Stock

Under the New Amneal Charter, New Amneal will have the authority to issue 1,220,000,000 shares of stock, initially consisting of (i) 1,218,000,000 shares of common stock, $0.01 par value per share, of which 900,000,000 are designated as Class A common stock, 300,000,000 are designated as Class B common stock and 18,000,000 are designated as Class B-1 common stock, and (ii) 2,000,000 shares of blank check preferred stock, $0.01 par value per share (“Preferred Stock”).

New Amneal Shares

New Amneal Shares Outstanding

The shares of Class A common stock, Class B common stock and Class B-1 common stock issued pursuant to the Combination will be duly authorized, validly issued, fully paid and non-assessable. The rights, preferences and privileges of holders of Class A common stock, Class B common stock and Class B-1 common stock will be subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock that New Amneal may designate and issue in the future. On completion of the Combination and the PIPE Investment, based on Impax Shares outstanding as of November 16, 2017 (inclusive of all Impax Shares issuable pursuant to the exercise of Impax options) it is expected that approximately 118,319,172 shares of Class A common stock and approximately 179,889,019 shares of Class B common stock (all of which Class B common stock will be held by the Amneal Group) and approximately 4,109,589 shares of Class B-1 common stock (all of which Class B-1 common stock will be held by TPG) will be issued and outstanding.

Voting Rights

Holders of Class A common stock will be entitled to one vote for each share of Class A common stock held.

Holders of Class B common stock will be entitled to one vote for each share of Class B common stock held.

Except as required by law and except in connection with the election of the Class B-1 Director, holders of Class B-1 common stock will not be entitled to vote on any matter.

Holders of Class B common stock will be entitled to one vote for each share of Class B common stock held. Holders of Class A common stock and Class B common stock will vote together as a single class on each matter submitted to a stockholder vote. Holders of Class A common stock and Class B common stock will not be entitled to vote on any amendment to the New Amneal Charter that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote on such terms pursuant to the New Amneal Charter or the DGCL.

The New Amneal Bylaws provide that the directors of the New Amneal Board will be elected by the affirmative vote of the majority of the votes cast with respect to such director’s election (meaning the number of shares voted “FOR” a nominee must exceed the number of shares voted “AGAINST” such nominee) at any meeting for the election of directors at which a quorum is present; provided that each director will be elected by a plurality of the votes cast (instead of by votes cast for or against a nominee) at any meeting at which a quorum in present for which the New Amneal Board determines that the number of nominees exceeds the number of directors to be elected at such election and such determination has not been rescinded by the New Amneal Board on or prior to the tenth day preceding the date New Amneal first mails its notice of meeting for such meeting to the stockholders.

The New Amneal Bylaws provide that, in all matters other than the election of directors, the affirmative vote of the majority in voting power of shares of stock will be the act of the stockholders unless a different or minimum vote is required by the New Amneal Charter, the New Amneal Bylaws or the rules and regulations of any stock exchange applicable to New Amneal or its securities, in which case such different or minimum vote will be the applicable vote on the matter.

Class B-1 common stock Board Designation Rights

Until the earlier of (i) such time as TPG ceases to own at least 4% of the outstanding New Amneal Shares and (ii) the date that is twelve months from the Closing, the holders of the Class B-1 common stock will have the right to designate a director for appointment to the New Amneal Board (the “Class B-1 Director”).

Amendments

The affirmative vote of the holders of a majority of the voting power of the issued and outstanding shares of capital stock of New Amneal entitled to vote is required to amend the New Amneal Charter, including amendments to increase or decrease the number of authorized shares of either common stock or Preferred Stock.

The New Amneal Bylaws provide that, without the approval of the New Amneal Board, the New Amneal Stockholders may only amend, alter or repeal the New Amneal Bylaws by an affirmative vote of the holders of a majority in voting power of the issued and outstanding shares entitled to vote; provided, however, any amendment to or repeal of the New Amneal Bylaws sections regarding annual meetings, special meetings, voting, notice of stockholder proposals, number of directors, term of directors, qualifications of directors, notice of nominations for directors, removal of directors, vacancies and newly created directorships, dividends, and legal relationship between the New Amneal Bylaws and the New Amneal Charter requires an affirmative vote of the holders of not less than two-thirds of the voting power of the issued and outstanding shares entitled to vote at a duly called and convened annual or special meeting of stockholders. Further, the New Amneal Bylaws and the New Amneal Charter also provide that, subject to the Stockholders Agreement, the New Amneal Board may in its discretion make, alter, amend or repeal the New Amneal Bylaws by the affirmative vote of not less than a majority of the New Amneal Board or by unanimous written consent, except as such power may be restricted or limited by the DGCL.

* * *

The Amneal Group, by virtue of its expected ownership of a majority of the voting power of the common stock but subject to the Stockholders Agreement, will be able to approve any matter brought to a vote of New Amneal Stockholders without the affirmative vote of any other stockholders. See the section entitled “Certain Related Parties and Related Party Transactions—Stockholders Agreement.”

Dividend Rights

The holders of Class A common stock and Class B-1 common stock will be entitled to receive dividends, if any, payable in cash, property, or securities of New Amneal, as may be declared by the New Amneal Board, out of funds legally available for the payment of dividends, subject to any preferential or other rights of the holders of any outstanding shares of Preferred Stock. The holders of Class B common stock will not be entitled to receive any dividends.

Liquidation Rights

On the liquidation, dissolution or winding-up of New Amneal, whether voluntary or involuntary, the holders of Class A common stock and Class B-1 common stock will be entitled to share equally in all assets of New

Amneal available for distribution among the stockholders of New Amneal after payment to all creditors of New Amneal and subject to any preferential or other rights of the holders of any outstanding shares of Preferred Stock. The holders of Class B common stock will not be entitled to share in such net assets.

Participation Rights

Under the New Amneal Charter, the holders of Class A common stock, Class B common stock and Class B-1 common stock will have no participation rights. However, the Stockholders Agreement provides that if New Amneal proposes to issue any securities, other than in certain issuances, the Amneal Group will have the right to purchase its pro rata share of such securities, based on the number of shares of common stock owned by the Amneal Group before such issuance. See the section entitled “Ancillary Agreements Related to the Combination—Stockholders Agreement.”

Issuance and Restrictions of Class B Common Stock

Pursuant to the New Amneal Charter, shares of Class B common stock will be issued to the Amneal Group Members or their affiliates only to the extent necessary in certain circumstances to maintain a one-to-one ratio between the number of Amneal Common Units and the number of shares of Class B common stock held by such members. Shares of Class B common stock are transferable only for no consideration to New Amneal for automatic retirement or in accordance with the Stockholders Agreement and the LLC Agreement. See “Certain Related Parties and Related Party Transactions—Agreements Entered into in Connection with the Combination—Stockholders Agreement” and See “Certain Related Parties and Related Party Transactions—Agreements Entered into in Connection with the Combination—LLC Agreement.”

New Amneal Preferred Stock

Preferred Stock Outstanding at Closing

On completion of the Combination, no shares of Preferred Stock will be issued and outstanding.

Blank Check Preferred Stock

Under the New Amneal Charter, the New Amneal Board will have the authority to issue Preferred Stock in one or more series, and to fix for each series the voting powers and the distinctive designations, preferences and relative, participation, optional or other special rights and such qualifications, limitations or restrictions, as may be stated and expressed in the resolution or resolutions adopted by the New Amneal Board providing for the issuance of such series as may be permitted by the DGCL, including dividend rates, conversion rights, terms of redemption and liquidation preferences and the number of shares constituting each such series, without any further vote or action by the stockholders of New Amneal.

Exclusive Forum

The New Amneal Charter will require, to the fullest extent permitted by law, that (i) any derivative action or proceeding brought on New Amneal’s behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of New Amneal’s directors or officers to New Amneal or New Amneal’s stockholders, (iii) any action asserting a claim against New Amneal arising pursuant to any provision of the DGCL, the New Amneal Charter, or the New Amneal Bylaws or (iv) any action asserting a claim against New Amneal governed by the internal affairs doctrine will have to be brought only in the Court of Chancery in the State of Delaware. Although we believe this provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against the New Amneal directors and officers.

Anti-takeover Effects of Provisions of the New Amneal Charter and Bylaws and Other Governing Documents

Although immediately after Closing, the Amneal Group will own a majority of New Amneal’s capital stock, the New Amneal Charter and New Amneal Bylaws and other governing documents will also contain provisions that may delay, defer or discourage non-Amneal Group parties from acquiring control of New Amneal and the Amneal Group from acquiring 100% of New Amneal. We expect that these provisions, which include those summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of New Amneal to first negotiate with the New Amneal Board, which we believe may result in an improvement of the terms of any such acquisition in favor of New Amneal Stockholders. However, the New Amneal Charter and the New Amneal Bylaws also give the New Amneal Board the power to discourage acquisitions that some stockholders may favor.

Requirements for Advance Notification of Stockholder Meetings, Nominations and Proposals

The New Amneal Bylaws provide that stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the New Amneal Board or by a qualified stockholder of record on the Record Date for the meeting, who is entitled to vote at the meeting and who has delivered timely written notice in proper form to New Amneal’s secretary of the stockholder’s intention to bring such business before the meeting. The New Amneal Bylaws provide that special meetings of the stockholders may be called by (1) a Co-Chairman of the New Amneal Board, (2) the CEO of New Amneal, or (3) by resolution adopted by a majority of the directors of the New Amneal Board. The New Amneal Bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. In addition, any stockholder who wishes to bring business before an annual meeting or nominate directors must comply with the advance notice and duration of ownership requirements set forth in the New Amneal Bylaws and provide New Amneal with certain information.

These provisions may have the effect of deferring, delaying or discouraging hostile takeovers or changes in control of New Amneal or its management. However, the New Amneal Bylaws also provide that, subject to the DGCL and the New Amneal Charter, any action that could be taken by stockholders at a meeting of stockholders may be taken without a meeting, without prior notice and without a vote if there is written consent signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote were present and voted.

Amneal Directors

See the section entitled “Ancillary Agreements Related to the Combination—Stockholders Agreement—Corporate Governance.”These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control of New Amneal or New Amneal’s management by making it more difficult for non-Amneal investors to gain the majority control of the New Amneal Board absent prior consent by the Amneal Group Members.

Amneal Consent Rights

For so long as the Amneal Group Members beneficially own more than 25% of the outstanding New Amneal Shares, New Amneal may not take certain actions without obtaining the prior consent of the Amneal Group Representative, including but not limited to, amending the New Amneal Charter or the New Amneal Bylaws in a manner that adversely impacts any Amneal Group Member and consummating any Company Sale in which any Amneal Group Member receives a different amount or form of consideration for the New Amneal Shares held by such Amneal Group Member as other holders of such New Amneal Shares. See the section entitled “—Corporate Governance—Amneal Consent Rights.”

Restrictions on Transfers

The Amneal Group Members will be prohibited from transferring more than 15% of the outstanding Class A common stock in any 12-month period, or any New Amneal Shares to a person or group that would beneficially own more than 15% of the voting power of the outstanding New Amneal Shares after such transfer, unless approval of the Conflicts Committee has been obtained. This 15% ownership restriction will not apply to widely distributed public offerings of common stock and is subject to other customary exceptions. See the section entitled “—Stockholders Agreement—Restrictions on Transfers and Acquisitions.”

Restrictions on Acquisitions by the Amneal Group

Any proposal by an Amneal Group Member to acquire all outstanding New Amneal Shares held by non-Amneal stockholders will be subject to the approval of the Conflicts Committee and a majority of the non-Amneal stockholders of New Amneal in accordance with the terms of the Stockholders Agreement. Further, until the earlier of the third anniversary of the Closing Date and such time when the Amneal Group Members beneficially own less than 20% of the outstanding New Amneal Shares, Amneal will be prohibited from acquiring beneficial ownership of New Amneal Shares, seeking a change in the composition or size of the New Amneal Board, or soliciting proxies in connection with the election and removal of Non-Amneal Directors, subject to certain exceptions. See the section entitled “—Stockholders Agreement—Restrictions on Transfers and Acquisitions.”

These provisions may have the effect of deferring, delaying or discouraging Amneal from buying out New Amneal by limiting Amneal’s ability in acquiring additional equity interests in New Amneal and seeking disproportionate influence on the New Amneal Board.

Requirements for Advance Approval of Certain Taxable Transactions

For so long as the Amneal Group beneficially owns either (a) shares of Class B common stock representing at least 10% of the outstanding New Amneal Shares or (b) at least 45,000,000 New Amneal Shares, New Amneal must obtain the Amneal Group’s consent before consummating any transaction involving New Amneal or any of its subsidiaries that would reasonably be expected to result in the recognition of $40,000,000 or more in taxable income or gain by the Amneal Group. See the section entitled “—Stockholders Agreement—Restrictions on Transfers and Acquisitions.”

New Amneal and its subsidiaries must seek prior written consent from the Amneal Group Representative or agree to use their best efforts to ensure that, during the taxable periods in which any Member is allocated any gain attributable to such transaction, each such Member would receive distributions equal to its assumed tax liability before (i) making a disposition of any assets held by Amneal or its subsidiaries prior to the Closing if the cumulative “amount realized” (as such term is defined for U.S. federal income tax purposes) for all such dispositions in any 12-month period would be in excess of $40,000,000, (ii) acquiring any equity interests or assets of other business entities, or (iii) entering into additional agreements with other persons that are similar to the Tax Receivable Agreement. See the section entitled “Certain Related Parties and Related Party Transactions—Tax Receivable Agreement.”

These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control of New Amneal or New Amneal’s management by limiting the ability of New Amneal to issue securities, make acquisitions, and dispose assets.

Acceleration of Tax Benefit Payment

In the event of a Change of Control, New Amneal will be required to make an Early Termination Payment to the Members, equal to the present value of the tax benefit payments to be paid to each such Member, discounted at the lesser of ICE LIBOR plus 100 basis points or 6.50% per annum, compounded annually. See the section entitled “Certain Related Parties and Related Party Transactions—Tax Receivable Agreement.” These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control of New Amneal or New Amneal’s management by subjecting New Amneal or its successor to significant upfront payment obligations and imposing additional pressure on the cash flow of New Amneal or its successor.

Authorized but Unissued Shares

The authorized but unissued shares of common stock and Preferred Stock are available for future issuance without stockholder approval, subject to any limitations imposed by the listing standards of the NYSE. These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and Preferred Stock could make more difficult or discourage an attempt to obtain control of New Amneal by means of a proxy contest, tender offer, merger or otherwise.

Delaware Anti-takeover Statute

New Amneal will be subject to Section 203 of the DGCL. Section 203 of the DGCL provides that if a person acquires 15% or more of the voting stock of a Delaware corporation, such person becomes an “interested stockholder” and may not engage in certain “business combinations” with the corporation for a period of three years from the time such person acquired 15% or more of the corporation’s voting stock, unless: (1) the board of directors approves the acquisition of stock or the merger transaction before the time that the person becomes an interested stockholder, (2) the interested stockholder owns at least 85% of the outstanding voting stock of the corporation at the time the merger transaction commences (excluding voting stock owned by directors who are also officers and certain employee stock plans), or (3) the merger transaction is approved by the board of directors and by the affirmative vote at a meeting, not by written consent, of stockholders of two-thirds of the holders of the outstanding voting stock which is not owned by the interested stockholder. However, the New Amneal Board (including its members designated by the Amneal Group) may approve in advance certain acquisitions for purposes of Section 203 of the DGCL.

Corporate Opportunities and Transactions with Controlling Stockholder

In recognition and anticipation of the fact that (a) that New Amneal will not be a wholly owned subsidiary of the Amneal Group and that the Amneal Group will be a significant stockholder of New Amneal, (b) that directors, officers and/or employees of the Amneal Group may serve as directors and/or officers of New Amneal, (c) that, subject to any contractual arrangements that may otherwise from time to time be agreed to between the Amneal Group and New Amneal (including the Stockholders Agreement), the Amneal Group engages in or may engage in lines of business similar to or related to, or the same as those in which New Amneal may engage and/or other business activities that overlap with or compete with those in which New Amneal may engage, and (d) that the Amneal Group may have an interest in the same areas of corporate opportunity as New Amneal and its affiliates, the New Amneal Charter will provide for the allocation of certain transactions and corporate opportunities between New Amneal and the Amneal Group. Specifically, except as otherwise agreed in writing by New Amneal and the Amneal Group (including in the Stockholders Agreement), the Amneal Group will be permitted to engage in lines of business similar to or the same as those of New Amneal or to do business with any client, customer or vendor of New Amneal.

Except as otherwise agreed in writing by New Amneal and the Amneal Group, in the event that the Amneal Group is presented with or acquires knowledge of a corporate opportunity, such corporate opportunity will belong to the Amneal Group unless such opportunity was expressly offered to the Amneal Group in its capacity as a stockholder of New Amneal. New Amneal renounces any interest or expectancy of New Amneal or its affiliates in any corporate opportunity presented to Amneal or to any individual who is a director, officer or employee of New Amneal and is also a director, officer or employee of the Amneal Group (“Dual Role Person”)

pursuant to Section 122(17) of the DGCL, and waives any claim that such business opportunity constituted a corporate opportunity that should have been presented to New Amneal or its affiliates, and Amneal will not be liable to New Amneal by reason of the fact that the Amneal Group acquires or seeks such corporate opportunity for itself, directs such corporate opportunity to another person, or otherwise does not communicate information regarding such corporate opportunity to New Amneal.

The New Amneal Charter provides that no Dual Role Person who is presented with or acquires knowledge of a corporate opportunity in any capacity (i) will have any duty to communicate or offer to New Amneal or any of its affiliates any corporate opportunity, (ii) will be prohibited from communicating or offering any corporate opportunity to the Amneal Group or any other person or participating in such corporate opportunity and (iii) to the fullest extent permitted by law, will have any liability to New Amneal or its stockholders for breach of any fiduciary duty as a stockholder, director or officer of New Amneal, as the case may be, related to such corporate opportunity.

By becoming a stockholder in New Amneal, you will be deemed to have had notice of and consented to these provisions of the New Amneal Charter.

Transfer Agent and Registrar

Computershare is the transfer agent and registrar for the Class A common stock.

Listing of Class A Common Stock

Our Class A common stock is listed on the NYSE under the trading symbol “AMRX.”

SHARES ELIGIBLE FOR FUTURE SALE

Future sales of our Class A common stock, including shares issued upon the exercise of outstanding options, in the public market after this offering, or the perception that those sales may occur, could cause the prevailing market price for our Class A common stock to fall or impair our ability to raise equity capital in the future. As described below, only a limited number of shares of our Class A common stock will be available for sale in the public market for a period of several months after completion of this offering due to contractual and legal restrictions on resale described below. Future sales of our Class A common stock in the public market either before (to the extent permitted) or after restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price of our Class A common stock at such time and our ability to raise equity capital at a time and price we deem appropriate.

Sale of Restricted Shares

Upon the closing of this offering, based on the number of shares of our Class A common stock outstanding upon completion of the transactions described in this prospectus, including the Combination, the PIPE Investment and the redemption of Amneal Common Units pursuant to the LLC Agreement, we will have outstanding an aggregate of approximately 302,317,780 shares of Class A common stock. Of these shares, all of the 226,738,335 shares of Class A common stock to be sold in this offering will be freely tradable in the public market without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act, unless the shares are held by any of our “affiliates” as such term is defined in Rule 144 of the Securities Act. All remaining shares of common stock held by existing stockholders immediately prior to the completion of this offering will be “restricted securities” as such term is defined in Rule 144. These restricted securities were issued and sold by us, or will be issued and sold by us, in private transactions and are eligible for public sale only if registered under the Securities Act or if they qualify for an exemption from registration under the Securities Act, including the exemptions provided by Rule 144 or Rule 701, which rules are summarized below.

Registration Rights

Pursuant to the Registration Rights Agreement, the Amneal Group Representative and Impax have agreed to jointly prepare and file with the SEC a shelf registration statement on Form S-1, such as the registration statement of which this prospectus is a part, with respect to resales of all shares of Class A common stock beneficially owned by the Amneal Group (“Registrable Shares”). Following the Closing, we will use our reasonable best efforts to become eligible to use Form S-3 and, upon becoming eligible, we will promptly file a shelf registration statement on Form S-3.

We are entitled to postpone and delay the filing or effectiveness of any registration statement or the offer or sale of any Registrable Shares (i) for reasonable periods of time in advance of the release of our quarterly and annual financial results and (ii) for reasonable periods of time, not in excess of 60 calendar days in any 12-month period and in no event more than two times in any 12-month period if:

•	the Conflicts Committee determines the filing or effectiveness of a registration statement or offering or sale of any Registrable Shares would:

•	materially impede, materially delay or materially interfere with any pending or proposed material acquisition, disposition or reorganization;

•	materially adversely affect any registered underwritten public offering of our securities; or

•	require disclosure of material non-public information, which if disclosed at the time would have a material adverse effect on our business, operations or management; or

•	the Conflicts Committee determines that it is necessary to amend or supplement the registration statement or prospectus to not include an untrue statement of a material fact or omit to state a material fact.

In the period following the expiration of the Lock-up Period during which a shelf registration statement is effective, if any Amneal Group Member delivers notice to us stating that it intends to effect an underwritten public offering of all or part of its Registrable Shares included on a shelf registration statement (a “Demand Underwritten Offering”), we will use reasonable best efforts to amend or supplement the shelf registration statement as necessary to enable such Registrable Shares to be distributed pursuant to an underwritten offering. The Amneal Group is permitted to sell its Registrable Shares pursuant to a Demand Underwritten Offering only if the aggregate amount of Registrable Shares to be offered or sold is reasonably expected to result in aggregate gross proceeds of not less than $75,000,000. The Amneal Group may not request more than two Demand Underwritten Offerings or Company-assisted PIPE Transactions in any 12-month period.

Whenever we propose to publicly sell or register for sale any of its securities in an underwritten offering pursuant to a registration statement on Form S-8 or on Form S-4, we will give notice to the Amneal Group and will include all Registrable Shares that any Amneal Group member requests for inclusion within 15 days of receiving notice from us.

We will not grant any registration rights to third parties that are more favorable than or inconsistent with the grants granted by the Stockholders Agreement or enter into any agreement, take any action or permit any change to occur that violates or subordinates the rights granted by the Stockholders Agreement.

Each Amneal Group Member may assign its registration rights to any direct or indirect transferee of an Amneal Group Member permitted under the Stockholders Agreement who agrees to be bound by the terms of the Stockholders Agreement. In the event that any Amneal Group Member assigns its rights and obligations under Article V to the purchaser of any Registrable Shares in connection with a PIPE Transaction, such purchaser’s rights under Article V will survive for one year following the date of such transfer.

Rule 144

In general, under Rule 144, as currently in effect, a person (or persons whose shares are required to be aggregated) who is not deemed to have been one of our “affiliates” for purposes of Rule 144 at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months, including the holding period of any prior owner other than one of our “affiliates,” is entitled to sell those shares in the public market (subject to the lock-up agreement referred to above, if applicable) without complying with the manner of sale, volume limitations or notice provisions of Rule 144, but subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the sales proposed to be sold for at least one year, including the holding period of any prior owner other than “affiliates,” then such person is entitled to sell such shares in the public market without complying with any of the requirements of Rule 144 (subject to the lock- up agreement referred to above, if applicable). In general, under Rule 144, as currently in effect, our “affiliates,” as defined in Rule 144, who have beneficially owned the shares proposed to be sold for at least six months are entitled to sell in the public market, upon expiration of any applicable lock-up agreements and within any three-month period, a number of those shares of our Class A common stock that does not exceed the greater of:

•	1% of the number of common shares then outstanding, which will equal approximately 3.0 million shares of common stock immediately after this offering (calculated on the basis of the number of shares of our Class A common stock outstanding upon completion of the transactions described in this prospectus, including the Combination, the PIPE Investment and the redemption of Amneal Common Units pursuant to the LLC Agreement; or

•	the average weekly trading volume of our Class A common stock on NYSE during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Such sales under Rule 144 by our “affiliates” or persons selling shares on behalf of our “affiliates” are also subject to certain manner of sale provisions, notice requirements and to the availability of current public information about us. Notwithstanding the availability of Rule 144, the holders of substantially all of our restricted securities have entered into lock-up agreements as referenced above and their restricted securities will become eligible for sale (subject to the above limitations under Rule 144) upon the expiration of the restrictions set forth in those agreements.

Rule 701

In general, under Rule 701 as currently in effect, any of our employees, directors, officers, consultants or advisors who acquired common stock from us in connection with a written compensatory stock or option plan or other written agreement in compliance with Rule 701 under the Securities Act before the effective date of the registration statement for our initial public offering (to the extent such common stock is not subject to a lock-up agreement) is entitled to rely on Rule 701 to resell such shares beginning 90 days after we become subject to the public company reporting requirements of the Exchange Act in reliance on Rule 144, but without compliance with the holding period requirements contained in Rule 144. Accordingly, subject to any applicable lock-up agreements, beginning 90 days after we become subject to the public company reporting requirements of the Exchange Act, under Rule 701 persons who are not our “affiliates,” as defined in Rule 144, may resell those shares without complying with the minimum holding period or public information requirements of Rule 144, and persons who are our “affiliates” may resell those shares without compliance with Rule 144’s minimum holding period requirements (subject to the terms of the lock-up agreement referred to below, if applicable).

Equity Incentive Plans

See “Executive Compensation—Atlas Holdings, Inc. 2018 Incentive Plan” for more information.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS OF CLASS A COMMON STOCK

The following discussion is a summary of the material U.S. federal income tax considerations relevant to Non-U.S. Holders (as defined below) of the purchase, ownership and disposition of our Class A common stock, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the IRS, in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder of our common stock. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership and disposition of our common stock.

This discussion is limited to Non-U.S. Holders that hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:

•	U.S. expatriates and former citizens or long-term residents of the United States;

•	persons subject to the alternative minimum tax;

•	persons holding our common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies, and other financial institutions;

•	brokers, dealers or traders in securities;

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•	tax-exempt organizations or governmental organizations;

•	persons deemed to sell our common stock under the constructive sale provisions of the Code;

•	persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

•	tax-qualified retirement plans;

•	persons subject to special tax accounting rules as a result of any item of gross income with respect to our common stock being taken into account in an applicable financial statement; and

•	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds.

If an entity (or arrangement) classified as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner or beneficial owner of the entity will depend on the status of the partner or beneficial owner, the activities of the entity and certain determinations made at the partner or beneficial owner level. Accordingly, entities classified as partnerships for U.S. federal income tax purposes that hold our common stock and the partners or beneficial owners of such entities should consult their tax advisors regarding the U.S. federal income tax consequences to them.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of a Non-U.S. Holder

For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our common stock that is neither a “U.S. person” nor an entity (or arrangement) classified as a partnership for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the United States;

•	an entity created or organized under the laws of the United States, any state thereof, or the District of Columbia that is classified as a corporation for U.S. federal income tax purposes;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Distributions

As described in the section entitled “Dividend Policy,” we do not anticipate paying dividends to holders of our common stock in the foreseeable future. However, if we do make distributions of cash or property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will first constitute a return of capital and be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below under “—Sale or Other Taxable Disposition.”

Except as described below with respect to effectively connected dividends and subject to the discussions below of backup withholding and Sections 1471 to 1474 of the Code (such Sections and related Treasury Regulations commonly referred to as the Foreign Account Tax Compliance Act, or FATCA), dividends paid to a Non-U.S. Holder of our common stock will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate). If a Non-U.S. Holder holds the stock through a financial institution or other intermediary, the Non-U.S. Holder will be required to provide appropriate documentation to the intermediary, which then will be required to provide appropriate documentation to the applicable withholding agent, either directly or through other intermediaries. A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable), the

Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.

Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules or rates.

Sale or Other Taxable Disposition

Subject to the discussions below regarding FATCA and backup withholding, a Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our common stock unless:

•	the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable);

•	the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•	our common stock constitutes a U.S. real property interest (“USRPI”) by reason of our status as a U.S. real property holding corporation (“USRPHC”) for U.S. federal income tax purposes.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.

Gain described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty), which may be offset by U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance that we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a Non-U.S. Holder of our common stock will not be subject to U.S. federal income tax if our common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and such Non-U.S. Holder owned, actually or constructively, 5% or less of our common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition of, or the Non-U.S. Holder’s holding period for, our common stock.

Non-U.S. Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Payments of dividends on our common stock will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the holder is a U.S. person and the holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any dividends on our common stock paid to the Non-U.S. Holder, regardless of whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting, if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such holder is a U.S. person, or the holder otherwise establishes an exemption. Proceeds of a disposition of our common stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established or organized.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Additional Withholding Tax on Payments Made to Foreign Accounts

Withholding taxes may be imposed under FATCA on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or gross proceeds from the sale or other disposition of, our common stock paid to a “foreign financial institution” (as defined by the Code to include, in addition to banks and traditional financial institutions, entities such as investment funds and certain holding companies) or a “non-financial foreign entity” (as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence, reporting and withholding obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence, reporting and withholding requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States-owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Accordingly, the entity through which our common stock is held will affect the determination of whether such withholding is required. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies currently to payments of dividends on our common stock and will apply to payments of gross proceeds from the sale or other disposition of such stock on or after January 1, 2019.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock.

PLAN OF DISTRIBUTION

The selling stockholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling shares of Class A common stock or interests in shares of Class A common stock received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of Class A common stock or interests in shares of Class A common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

The selling stockholders may dispose of shares or interests therein in one or more types of transaction, which may include:

•	purchases by underwriters, dealers and agents who may receive compensation in the form of underwriting discounts, concessions or commissions for the selling stockholders and/or the purchasers of the securities for whom they may act as agent;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction, or in crosses, in which the same broker acts as agent on both sides of the trade;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	the pledge of securities for any loan or obligation, including pledges to brokers or dealers who may from time to time effect distributions of securities;

•	one or more exchanges or over-the-counter market transactions;

•	distributions to equity holders or creditors of the selling stockholders;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales effected after the date the registration statement of which this prospectus is a part is declared effective by the SEC;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted by applicable law

The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of Class A common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of Class A common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer the shares of Class A common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

In connection with the sale of our Class A common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the Class A common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our Class A common stock short and deliver these securities to close out their short positions, or loan or pledge the Class A common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the selling stockholders from the sale of the Class A common stock offered by them will be the purchase price of the Class A common stock less discounts or commissions, if any. Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of Class A common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided that they meet the criteria and conform to the requirements of that rule.

In connection with sales of securities covered hereby, the selling stockholders and any underwriter, broker-dealer or agent and any other participating broker-dealer that executes sales for the selling stockholders may be deemed to be an “underwriter” within the meaning of the Securities Act. Accordingly, any profits realized by the selling stockholders and any compensation earned by such underwriter, broker-dealer or agent may be deemed to be underwriting discounts and commissions. Selling stockholders who are “underwriters” under the Securities Act must deliver this prospectus in the manner required by the Securities Act. This prospectus delivery requirement may be satisfied through the facilities of the New York Stock Exchange in accordance with Rule 153 under the Securities Act or satisfied in accordance with Rule 174 under the Securities Act.

To the extent required, the shares of our Class A common stock to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

In order to comply with the securities laws of some states, if applicable, the Class A common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the Class A common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, to the extent applicable we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

We have agreed to indemnify the selling stockholders against liabilities, including liabilities under the Securities Act, relating to the registration of the shares offered by this prospectus.

In connection with an offering of securities under this prospectus, the underwriters may purchase and sell securities in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of securities than they are required to purchase in an offering. Stabilizing transaction consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the securities while an offering is in progress.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the underwriters have repurchased securities sold by or for the account of that underwriter in stabilizing or short-covering transactions.

These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the securities offered under this prospectus. As a result, the price of the securities may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on the New York Stock Exchange or another securities exchange or automated quotation system, or in the over-the-counter market or otherwise.

We will not receive any cash proceeds from our issuance of shares of Class A common stock to the selling stockholders or the sale by the selling stockholders of our shares of Class A common stock pursuant to this prospectus. Each selling stockholder will bear the cost of any underwriting discounts and selling commissions related to their respective offering and sale of shares of Class A common stock pursuant to this prospectus. We may be required to indemnify the selling stockholders against liabilities, including some liabilities under the Securities Act, in accordance with the Registration Rights Agreement, or the selling stockholders will be entitled to contribution. We, our affiliates and our respective directors, officers, employees, agents and control persons may be indemnified by the selling stockholders against liabilities that may arise from any written information furnished to us by the selling stockholder specifically for use in this prospectus, in accordance with the Registration Rights Agreement, or we or they may be entitled to contribution.

LEGAL MATTERS

The validity of the issuance of our Class A common stock offered in this prospectus will be passed upon for us by Latham & Watkins LLP.

EXPERTS

The consolidated financial statements and financial statement schedule of Impax and subsidiaries as of December 31, 2017 and 2016, and for each of the years in the three-year period ended December 31, 2017, have been included in this prospectus in reliance upon the report of KPMG LLP, independent registered public accounting firm, included elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Amneal Pharmaceuticals LLC at December 31, 2017 and 2016, and for each of the three years in the period ended December 31, 2017, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1, including exhibits and schedules, under the Securities Act that registers the shares of our Class A common stock to be sold in this offering. This prospectus does not contain all the information contained in the registration statement and the exhibits and schedules filed as part of the registration statement. For further information with respect to us and our Class A common stock, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copies of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit.

We file annual, quarterly and current reports, proxy statements and other information with the SEC under the Exchange Act. You can read our SEC filings, including the registration statement, at the SEC’s website at www.sec.gov. You may read and copy the registration statement of which this prospectus is a part at the SEC’s public reference room, which is located at 100 F Street, N.E., Room 1580, Washington, DC 20549. You can request copies of the registration statement by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the SEC’s public reference room.

You also can get more information about Impax by visiting its website at www.impaxlabs.com. Website materials are not part of this prospectus.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Managers of Amneal Pharmaceuticals LLC

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Amneal Pharmaceuticals LLC and subsidiaries (the Company) as of December 31, 2017 and 2016, the related consolidated statements of income, comprehensive income, changes in members’ deficit and cash flows for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2008.

Iselin, New Jersey

March 7, 2018

Amneal Pharmaceuticals LLC and Subsidiaries

Consolidated Balance Sheets

(in thousands except unit amounts)

	December 31
	2017	2016
Assets
Current assets:
Cash and cash equivalents	$74,166	$27,367
Restricted cash	3,756	10,179
Trade accounts receivable—net	351,367	394,786
Inventories	284,038	266,161
Prepaid expenses and other current assets	42,396	16,446
Related-party receivables	16,210	11,175

Total current assets	771, 933	726,114

Property, plant, and equipment—net	486,758	407,404
Goodwill	26,444	28,441
Intangible assets—net	44,599	45,929
Other assets	12,155	10,929

Total assets	$1,341,889	$1,218,817

Liabilities and members’ deficit
Current liabilities:
Accounts payable	$70,013	$60,033
Accrued liabilities	78,646	74,932
Accrued returns allowance	45,175	46,195
Current portion of financing obligations	311	274
Taxes payable	849	2,625
Revolving credit facility	75,000	25,000
Current portion of long-term debt	14,171	11,620
Current portion of capital lease obligations	96	91
Related-party payables	12,622	4,303

Total current liabilities	296,883	225,073

Long-term debt, net	1,355,274	1,119,268
Long-term portion of financing obligations	39,987	40,298
Deferred income taxes	2,491	1,673
Long-term portion of capital leases	825	921
Other long-term liabilities	6,968	7,529
Related-party payable—long-term	15,043	—

Total long-term liabilities	1,420,588	1,169,689

Commitments and contingencies (Note 18)

Members’ equity (189,000,000 units authorized, issued and outstanding at December 31, 2017 and 2016)	2,716	2,675
Additional paid-in capital	8,562	—
Accumulated other comprehensive loss	(14,232)	(12,797)
Accumulated deficit	(382,785)	(175,168)

Subtotal—members’ deficit	(385,739)	(185,290)
Non-controlling interest	10,157	9,345

Total members’ deficit	(375,582)	(175,945)

Total liabilities and members’ deficit	$1,341,889	$1,218,817

The accompanying notes are an integral part of these consolidated financial statements.

Amneal Pharmaceuticals LLC and Subsidiaries

Consolidated Statements of Income

(in thousands except unit amounts)

	Years ended December 31
	2017	2016	2015
Net revenue	$1,033,654	$1,018,225	$866,280
Cost of goods sold	480,033	402,227	349,563
Depreciation and amortization	27,443	18,507	15,034

Gross profit	526,178	597,491	501,683

Selling, general, and administrative	104,423	115,130	97,179
Research and development	157,550	168,137	136,870
Intellectual property legal development expenses	20,518	25,728	16,843
Depreciation	18,493	14,509	10,413
Member units purchase	—	—	12,500
Patent litigation settlement gain	—	(11,000)	(8,650)
Legal settlement gain	(21,467)	—	—
Acquisition and transaction-related expenses	9,403	70	370
Intangible asset impairment charges	—	36	—
Development contract settlement	(7,845)	—	—

Operating profit	245,103	284,881	236,158

Interest expense	(71,108)	(55,952)	(45,835)
Foreign exchange gain (loss)	29,092	(14,108)	(12,150)
Loss on extinguishment and modification of debt	(2,532)	—	(2,591)
Loss on sale of certain international businesses	(29,232)	—	—

Total other expense, net	(73,780)	(70,060)	(60,576)

Income before tax	171,323	214,821	175,582
Income tax provision	1,998	5,395	4,951

Net income	169,325	209,426	170,631
Less net income attributable to non-controlling interest	(1,677)	(2,048)	(1,180)

Net income attributable to Amneal Pharmaceuticals LLC and Subsidiaries	$167,648	$207,378	$169,451

The accompanying notes are an integral part of these consolidated financial statements.

Amneal Pharmaceuticals LLC and Subsidiaries

Consolidated Statements of Comprehensive Income

(in thousands except unit amounts)

	Years ended December 31
	2017	2016	2015
Net income	$169,325	$209,426	$170,631
Other comprehensive income (loss):
Foreign currency translation adjustment	(1,435)	3,047	(713)

Comprehensive income	167,890	212,473	169,918
Less comprehensive income attributable to non-controlling interest	(1,677)	(2,048)	(1,180)

Comprehensive income attributable to Amneal Pharmaceuticals LLC and Subsidiaries	$166,213	$210,425	$168,738

The accompanying notes are an integral part of these consolidated financial statements.

Amneal Pharmaceuticals LLC and Subsidiaries

Consolidated Statements of Changes in Members’ Deficit

(in thousands except unit amounts)

	Members’ Equity	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	(Accumulated Deficit) Retained Earnings	Non-Controlling Interest	Total
Balance—January 1, 2015	$2,694	$—	$(15,131)	$(93,258)	$8,026	$(97,669)
Net income	—	—	—	169,451	1,180	170,631
Dividend to non-controlling interest	—	—	—	—	(936)	(936)
Distributions to members	—	—	—	(258,169)	—	(258,169)
Foreign currency translation	—	—	(713)	—	—	(713)
Return of capital	(19)	—	—	2	—	(17)

Balance—December 31, 2015	2,675	—	(15,844)	(181,974)	8,270	(186,873)
Net income	—	—	—	207,378	2,048	209,426
Dividend to non-controlling interest	—	—	—	—	(973)	(973)
Distributions to members	—	—	—	(200,615)	—	(200,615)
Foreign currency translation	—	—	3,047	—	—	3,047
Return of capital	—	—	—	43	—	43

Balance—December 31, 2016	2,675	—	(12,797)	(175,168)	9,345	(175,945)
Net income	—	—	—	167,648	1,677	169,325
Dividend to non-controlling interest	—	—	—	—	(865)	(865)
Capital Contribution	41	8,562	—	—	—	8,603
Distributions to members	—	—	—	(375,265)	—	(375,265)
Foreign currency translation	—	—	(1,435)	—	—	(1,435)

Balance—December 31, 2017	$2,716	$8,562	$(14,232)	$(382,785)	$10,157	$(375,582)

The accompanying notes are an integral part of these consolidated financial statements.

Amneal Pharmaceuticals LLC and Subsidiaries

Consolidated Statements of Cash Flows

(in thousands except unit amounts)

	Years ended December 31
	2017	2016	2015
Operating activities:
Net income	$169,325	$209,426	$170,631
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	45,936	33,016	25,447
Unrealized foreign currency (gain) loss	(30,823)	12,162	10,667
Amortization of debt issuance costs	4,585	3,055	1,857
Loss on extinguishment and modification of debt	2,532	—	2,591
Intangible asset impairment charges	—	36	—
Loss on sale of certain international businesses	29,232	—	—
Transaction costs paid by Amneal Holdings, LLC	8,561	—	—
Deferred tax provision	742	121	171
Inventory provision	3,771	9,235	1,540
Allowance for doubtful accounts provision	1,374	161	95
Changes in assets and liabilities:
Trade accounts receivable—net	35,255	(122,482)	(44,651)
Inventories	(31,826)	(42,587)	(78,075)
Prepaid expenses and other current assets	(24,630)	2,475	(2,733)
Related-party receivables	(5,485)	307	(4,755)
Other assets	(675)	(433)	(7,474)
Accounts payable	15,173	(9,358)	10,130
Accrued returns allowance	(376)	14,279	4,537
Taxes payable	(2,263)	40	1,536
Accrued expenses and other current liabilities	6,444	96	13,020
Other liabilities	(873)	1,208	349
Related-party payables	8,208	4,303	—

Net cash provided by operating activities	234,187	115,060	104,883

Investing activities:
(Increase) decrease in restricted cash	6,798	(6,272)	(3,843)
Purchases of property, plant, and equipment	(94,771)	(122,756)	(117,380)
Acquisition of product rights and licenses	(19,500)	(1,850)	—
Acquisitions, net of cash acquired	—	—	(14,401)
Proceeds from sale of certain international businesses, net of cash sold	15,717	—	—

Net cash used in investing activities	(91,756)	(130,878)	(135,624)

Amneal Pharmaceuticals LLC and Subsidiaries

Consolidated Statements of Cash Flows

(in thousands except unit amounts)

	Years ended December 31
	2017	2016	2015
Financing activities:
Payments of deferred financing costs	(5,026)	(6,506)	(2,871)
Payments on capital leases	(91)	(85)	(80)
Repayments on financing obligations	(274)	(259)	(1,264)
Net (payments) borrowings from revolving credit line	50,000	(25,000)	50,000
Proceeds from issuance of term loan debt	250,000	225,000	200,000
Payments on term loan debt	(13,534)	(11,052)	(11,667)
Equity contributions	40	(5)	—
Dividend to non-controlling interest	(865)	(973)	(936)
Distributions to members	(375,265)	(200,615)	(258,169)

Net cash used in financing activities	(95,015)	(19,495)	(24,987)

Effect of foreign exchange rate on cash	(617)	1,593	(707)

Net (decrease) increase in cash and cash equivalents	46,799	(33,720)	(56,435)
Cash and cash equivalents—beginning of year	27,367	61,087	117,522

Cash and cash equivalents—end of year	$74,166	$27,367	$61,087

Supplemental disclosure of cash flow information:
Cash paid during the year for interest	$65,086	$50,569	$42,405
Foreign incomes taxes paid	5,780	$4,922	$4,137
Schedule of Non-Cash Investing and Financing Activities:
Purchases of property, plant, and equipment	$7,412	$—	$—
Receivable from sale of certain international businesses	$1,936	$—	$—
Note payable resulting from the Ireland building purchase	$14,758	$—	$—
Transaction costs paid by Amneal Holdings	$8,561	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

1.	Nature of Operations and Basis of Presentation

Amneal Pharmaceuticals LLC (“Amneal”) was formed during 2002 and operates through various subsidiaries. Amneal is a vertically-integrated developer, manufacturer, and seller of generic pharmaceutical products. Amneal’s pharmaceutical research includes analytical and formulation development and stability. Amneal has operations in the United States of America (U.S.), Switzerland, India, Ireland and the United Kingdom (U.K.), and certain other countries, primarily in Western Europe. Amneal sells to wholesalers, distributors, hospitals, chain pharmacies and individual pharmacies, either directly or indirectly.

On October 17, 2017, Amneal and Impax Laboratories, Inc. (“Impax”) entered into the Business Combination Agreement (the “Combination”). Under the terms of the Combination, the combined company (“New Amneal”) will be formed. As a result of the Combination, Amneal Holdings, LLC (“Amneal Holdings”) members immediately prior to the closing of the Combination will receive Class B Common Stock and Amneal Common Units and will be able to redeem at their option, at or following closing, their Amneal Common Units for Class A Common Stock or Class B-1 Common Stock. As a result, Amneal members immediately prior to the closing of the Combination will own approximately 75% of the voting power of New Amneal and Impax’s stockholders immediately prior to the closing of the Combination will own approximately 25% of the voting power of New Amneal. The Combination will be structured as an “Up-C” transaction with a tax receivable agreement split 85% / 15% between Amneal Holdings members and New Amneal, respectively.

The Combination has been unanimously approved by the Boards of Managers of Amneal and the Board of Directors of Impax, and is supported by the management teams of both companies. The Combination is expected to close in the first half of 2018, subject to the satisfaction of customary closing conditions, including receipt of regulatory approvals and Impax shareholder approval. Amneal has received the requisite approval from its members for the transaction.

In connection with the Combination, Amneal Holdings members have entered into definitive purchase agreements with select institutional investors including TPG and funds affiliated with Fidelity Management & Research Company to sell 46.8 million unregistered common shares at $18.25 per share in a private placement for gross proceeds of $855 million, or approximately 15% of fully diluted common shares outstanding on an as converted basis.

2.	Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Amneal and all of its subsidiaries in which a controlling interest is maintained and are prepared in accordance with generally accepted accounting principles in the U.S. (“U.S. GAAP”). All intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires Amneal’s management to make estimates and assumptions that affect the reported financial position at the date of the financial statements and the reported results of operations during the reporting period. Such estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses, and disclosure of contingent assets and liabilities in the consolidated financial statements and accompanying notes. The following are some, but not all, of such estimates: the determination of chargebacks, sales returns, rebates, bill backs, allowances for accounts receivable, accrued liabilities, valuation of inventory balances, the determination of useful lives for product rights and the assessment of expected cash flows used in evaluating goodwill and other long-lived assets for impairment. Actual results could differ from those estimates.

Revenue Recognition

Revenue from product sales is recognized when persuasive evidence of an arrangement exists, title and risk of loss has transferred to the customer, the price is fixed or determinable, and collection is reasonably assured. Amneal permits the return of product under certain circumstances. Product sales are recorded net of all sales-related deductions including, but not limited to: sales discounts and returns, chargebacks, sales volume rebates, shelf stocks, re-procurement charges, cash discounts, and Medicaid rebate obligations. Amneal establishes provisions for its sales-related deductions in the same period that it recognizes the related gross sales. These accruals reduce gross revenues and, with the exception of returns and Medicaid rebates, are treated as a reduction of trade receivables. Returns and Medicaid rebates are recorded as a liability. At the time a rebate or chargeback payment is made or a product return credit is issued, Amneal records a reduction to the contra accounts receivable or liability account.

Amneal estimates sales-related deductions based primarily on historical experience, estimated future trends, estimated customer inventory levels and contract sales terms with Amneal’s wholesale, retail, indirect, and institutional customers. The product returns accrual is primarily based on estimates of future product returns based generally on historical sales and return rates. Amneal estimates its chargeback accrual based on its estimates of the level of inventory of its products in the distribution channel that remain subject to chargebacks and historical chargeback rates. The estimate of the level of products in the distribution channel is based primarily on data provided by key customers. Amneal’s sales volume rebate accrual is based on actual net sales and the rebate rate for each customer. Amneal provides for cash discounts, which are deducted from revenues at the time of sale. Amneal estimates its Medicaid rebate accruals based on monthly sales, historical rates, and estimated lag time of the rebate invoices. Amneal’s accruals for returns, chargebacks, and rebates are adjusted as appropriate for specific known developments that may result in a change in its obligations. No material revisions were made to the methodology used in determining these reserves during the years ended December 31, 2017, 2016, and 2015.

A rollforward of the major categories of sales-related deductions for the years ended December 31, 2017, 2016, and 2015 is as follows (in thousands):

	Contract Charge-backs and Sales Volume Allowances	Cash Discount Allowances	Accrued Returns Allowance	Accrued Medicaid Rebates
Balance at January 1, 2015	$262,514	$14,420	$27,586	$4,172
Provision related to sales recorded in the period	1,900,663	62,392	14,928	31,588
Credits issued during the period	(1,832,366)	(61,918)	(10,390)	(21,375)

Balance at December 31, 2015	330,811	14,894	32,124	14,385
Provision related to sales recorded in the period	2,182,606	70,662	31,741	17,181
Credits issued during the period	(2,146,569)	(67,118)	(17,670)	(23,509)

Balance at December 31, 2016	366,848	18,438	46,195	8,057
Provision related to sales recorded in the period	2,489,681	79,837	24,571	25,982
Credits issued during the period	(2,402,826)	(77,867)	(25,591)	(21,128)

Balance at December 31, 2017	$453,703	$20,408	$45,175	$12,911

Revenue from royalties is recognized when Amneal’s commercial partners realize net sales of products. Royalties are recognized as earned in accordance with contract terms with partners and when collection is reasonably assured. Revenues from royalties were 1.2%, 1.7%, and 3.5% of Net Revenue for the years ended December 31, 2017, 2016, and 2015, respectively.

Acquisition and Transaction-Related Expenses

Amneal incurs acquisition-related costs in connection with business combinations. Acquisition-related costs are expensed as incurred and amounted to $0.3 million for the year ended December 31, 2017.

As a result of the Combination (refer to Note 1. Nature of Operations and Basis of Presentation), Amneal recognized transaction-related expenses of $9.1 million for the year ended December 31, 2017. Of the $9.1 million recognized by Amneal, $8.6 million was incurred by its parent, Amneal Holdings, LLC, and therefore, was recognized as a capital contribution.

Foreign Currencies

Amneal has operations in the U.S., Switzerland, India, the U.K., Ireland, and other international jurisdictions. The results of its non-U.S. dollar based operations are translated to U.S. Dollars at the average exchange rates during the period. Assets and liabilities are translated at the rate of exchange prevailing on the balance sheet date. Investment accounts are translated at historical exchange rates. Translation adjustments are accumulated in a separate component of members’ equity (deficit) in the Consolidated Balance Sheet and are included in the determination of comprehensive income. Transaction gains and losses are included in the determination of net income in Amneal’s Consolidated Statements of Income as a component of Foreign exchange gain/loss. Such foreign currency transaction gains and losses include fluctuations related to long term intercompany loans that are payable in the foreseeable future. There was a Transaction gain of $29.1 million for the year ended December 31, 2017. Transaction losses were $14.1 million and $12.2 million for the years ended December 31, 2016, and 2015, respectively.

Business Combinations

Business combinations are accounted for using the acquisition method of accounting. Under the acquisition method the acquiring entity in a business combination records the assets acquired and liabilities assumed at the date of acquisition at their fair values. Any excess of the purchase price over the fair value of net assets and other identifiable intangible assets acquired is recorded as goodwill. Acquisition-related costs, primarily professional fees, are expensed as incurred.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on deposit and highly liquid investments with original maturities of three months or less. A portion of Amneal’s cash flows are derived outside the U.S. As a result, Amneal is subject to market risk associated with changes in foreign exchange rates. Amneal maintains cash balances at both U.S. based and foreign based commercial banks. At various times during the year, cash balances in the U.S. may exceed amounts that are insured by the Federal Deposit Insurance Corporation (FDIC).

Restricted Cash

At December 31, 2017 and 2016, respectively, Amneal had restricted cash balances of $3.8 million and $10.2 million in its bank accounts related to the purchase of certain land and equipment.

Accounts Receivable and Allowance for Doubtful Accounts

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is management’s best estimate of the amount of probable collection losses in Amneal’s existing accounts receivable. Management determines the allowance based on historical experience along with the present knowledge of potentially uncollectible accounts. Account balances are charged off against the allowance when management believes it is probable the receivable will not be recovered. Amneal does not have any off-balance-sheet credit exposure related to customers.

Inventories

Inventories consist of finished goods held for sale, raw materials, and work in process. Inventories are stated at the lower of cost or market, with cost determined using the first-in, first-out method. Adjustments for excess and obsolete inventories are established based upon historical experience and management’s assessment of current product demand. These assessments include inventory obsolescence based on its expiration date, damaged or rejected product, and slow-moving products.

Debt Issuance Costs

Debt issuance costs are presented as a reduction to the carrying value of debt. All debt issuance costs are amortized using the effective interest method over the life of the related obligation through charges to interest expense in the Consolidated Statements of Income.

Property, Plant, and Equipment

Property, plant, and equipment are stated at historical cost less accumulated depreciation. Depreciation expense is computed primarily using the straight-line method over the estimated useful lives of the assets, which are as follows:

Asset Classification	Estimated Useful
Buildings	30 years
Computer equipment	5 years
Furniture and fixtures	7 years
Leasehold improvements	Shorter of asset’s useful life or remaining life of lease
Machinery and equipment	7 years
Vehicles	5 years

Upon retirement or disposal, the cost of the asset disposed and the accumulated depreciation are removed from the accounts, and any gain or loss is reflected as part of operating income in the period of disposal. Expenditures that significantly increase value or extend useful lives of property, plant, and equipment are capitalized, whereas those for normal maintenance and repairs are expensed. Amneal capitalizes interest on borrowings during the construction period of major capital projects as part of the related asset and amortizes the capitalized interest into earnings over the related asset’s remaining useful life.

In-Process Research and Development (IPR&D)

The fair value of IPR&D acquired in a business combination is determined based on the present value of each research project’s projected cash flows using an income approach. Future cash flows are predominately based on the net income forecast of each project. Revenues are estimated based on relevant market size and growth factors, expected industry trends, individual project life cycles and the life of each research project’s underlying marketability. In determining the fair value of each research project, expected cash flows are adjusted for certain risks of completion, including technical and regulatory risk.

The value attributable to IPR&D projects at the time of acquisition is capitalized as an indefinite-lived intangible asset and tested for impairment until the project is completed or abandoned. Upon completion of the project, the indefinite-lived intangible asset is then accounted for as a finite-lived intangible asset and amortized on a straight-line basis over its estimated useful life. If the project is abandoned, the indefinite-lived intangible asset is charged to expense.

Intangible assets with indefinite lives including IPR&D are tested for impairment if impairment indicators arise and, at a minimum, annually. However, an entity is permitted to first assess qualitative factors to determine if a quantitative impairment test is necessary. Further testing is only required if the entity determines, based on the qualitative assessment, that it is more likely than not that an indefinite-lived intangible asset’s fair value is less than its carrying amount. Otherwise, no further impairment testing is required. The indefinite-lived intangible asset impairment test consists of a one-step analysis that compares the fair value of the intangible asset with its carrying amount. If the carrying amount of an intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. Amneal considers many factors in evaluating whether the value of its intangible assets with indefinite lives may not be recoverable, including, but not limited to, expected growth rates, the cost of equity and debt capital, general economic conditions, our outlook and market performance of Amneal’s industry and recent and forecasted financial performance.

Goodwill

Goodwill, which represents the excess of purchase price over the fair value of net assets acquired, is carried at cost. Goodwill is not amortized; rather, it is subject to a periodic assessment for impairment by applying a fair value based test. Amneal reviews goodwill for possible impairment annually during the fourth quarter, or whenever events or circumstances indicate that the carrying amount may not be recoverable.

The impairment model prescribes a two-step method for determining goodwill impairment. However, an entity is permitted to first assess qualitative factors to determine whether the two-step goodwill impairment test is necessary. The qualitative factors considered by Amneal may include, but are not limited to, general economic conditions, Amneal’s outlook, market performance of Amneal’s industry and recent and forecasted financial performance. Further testing is only required if the entity determines, based on the qualitative assessment, that it is more likely than not that a reporting unit’s fair value is less than its carrying amount. Otherwise, no further impairment testing is required. In the first step, Amneal determines the fair value of its reporting unit using a discounted cash flow analysis. If the net book value of the reporting unit exceeds its fair value, Amneal then performs the second step of the impairment test, which requires allocation of the reporting unit’s fair value to all of its assets and liabilities using the acquisition method prescribed under authoritative guidance for business combinations with any residual fair value being allocated to goodwill. An impairment charge is recognized when the implied fair value of Amneal’s reporting unit’s goodwill is less than its carrying amount.

Assumptions and estimates used in the evaluation of impairment may affect the carrying value of long-lived assets, which could result in impairment charges in future periods. Such assumptions include projections of future cash flows and the current fair value of the asset.

Impairment of Long-Lived Assets (Including Intangible Assets with Finite Lives)

Amneal reviews its long-lived assets, including intangible assets with finite lives, for recoverability whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. Amneal evaluates assets for potential impairment by comparing estimated future undiscounted net cash flows to the carrying amount of the asset. If the carrying amount of the assets exceeds the estimated future undiscounted cash flows, impairment is measured based on the difference between the carrying amount of the assets and fair value which is generally an expected present value cash flow technique. Management’s policy in determining whether an impairment indicator exists comprises measurable operating performance criteria as well as other qualitative measures.

Intangible assets, other than indefinite-lived intangible assets, are amortized using a straight line basis based on their estimated useful lives as the straight line basis of amortization approximates the pattern of economic benefit of the asset. The useful life is the period over which the assets are expected to contribute directly or indirectly to future cash flows. Intangible assets are not written-off in the period of acquisition unless they become impaired during that period.

Amneal regularly evaluates the remaining useful life of each intangible asset that is being amortized to determine whether events and circumstances warrant a revision to the remaining period of amortization. If the estimate of the intangible asset’s remaining useful life is changed, the remaining carrying amount of the intangible asset is amortized prospectively over that revised remaining useful life.

Income Taxes

The operations of Amneal are conducted through a limited liability company that is treated as a partnership for U.S. federal income tax purposes. All U.S. federal income tax benefits and/or liabilities of Amneal are passed through to its members. Amneal provides for a tax provision in the various foreign jurisdictions in which it operates.

The provision for income taxes is determined using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized based upon the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates that will be in effect at the time such differences are expected to reverse. When necessary, deferred tax assets are reduced by a valuation allowance to reflect the amount that is estimated to be recoverable.

The guidance related to accounting for income taxes requires that a valuation allowance be established when it is more-likely-than-not that all or a portion of a deferred tax asset will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income of the appropriate character during the period in which those temporary differences are deductible. Amneal applies a valuation allowance against deferred tax assets in the required jurisdictions.

Comprehensive Income

Comprehensive income includes net income and all changes in equity for cumulative translation adjustments resulting from the consolidation of foreign subsidiaries’ financial statements.

Research and Development

R&D activities are expensed as incurred. Primarily R&D costs consist of direct and allocated expenses incurred with the process of formulation, clinical research, and validation associated with new product development, and external regulatory filing fees. Upfront and milestone payments made to third parties in connection with research and development collaborations are expensed as incurred up to the point of regulatory approval or when there is no alternative future use. Payments made to third parties subsequent to regulatory approval are capitalized and amortized over the remaining useful life of the respective intangible asset. Amounts capitalized for such payments are included in intangible assets, net of accumulated amortization.

Intellectual Property Legal Development Expenses

Amneal expenses external intellectual property legal development expenses as incurred. These costs relate to legal challenges of innovator’s patents for invalidity or non-infringement, which are customary in the generic pharmaceutical industry, and are incurred predominately during development of a product and prior to regulatory approval. Associated costs include, but are not limited to, formulation assessments, patent challenge opinions and strategy, and litigation expenses to defend the intellectual property supporting Amneal’s regulatory filings.

Variable Interest Entities

Amneal performs initial and ongoing evaluations of entities with which an equity or contractual relationship is established for potential variable interests. An entity is a variable interest entity (“VIE”) if it possesses one of the following criteria: (i) it is thinly capitalized, (ii) the residual equity holders do not control the entity, (iii) the equity holders are shielded from the economic losses, (iv) the equity holders do not participate fully in the entity’s residual economics, or (v) the entity was established with non-substantive voting interests. If an entity is identified as a VIE, an assessment is performed to determine whether Amneal has both (i) the power to direct activities that most significantly impact the VIE’s economic performance and (ii) have the obligation to absorb losses from or the right to receive benefits of the VIE that could potentially be significant to the VIE. If both of these criteria are satisfied, Amneal is identified as the primary beneficiary of the VIE.

If Amneal determines that it is the primary beneficiary of a VIE, Amneal consolidates the statements of operations and financial condition of the VIE into its consolidated financial statements. Amneal’s management concluded there were no relationships that constitute a VIE requiring consolidation during the years ended December 31, 2017, 2016, and 2015.

Advertising Costs

Amneal expenses advertising costs as incurred. Advertising expenses were $0.9 million, $1.3 million, and $0.8 million for the years ended December 31, 2017, 2016, and 2015, respectively.

Shipping Costs

Amneal records the costs of shipping product to its customers as a component of selling, general, and administrative expenses as incurred. Shipping costs were $14.5 million, $12.6 million, and $10.2 million for the years ended December 31, 2017, 2016, and 2015, respectively.

Patent Litigation Settlement

Patent challenges against innovator patents are customary in the generic pharmaceutical industry, and often result in litigation. Gains on settlements of such litigation may result. During 2016 and 2015 Amneal recorded benefits totaling $11.0 million, and $8.7 million, respectively, on the settlement of patent infringement matters on certain products. There were no such benefits recorded during 2017.

Risks and Uncertainties

Amneal is subject to risks common to companies in the pharmaceutical industry including, but not limited to, uncertainties related to commercialization of products, regulatory approvals, dependence on key products, dependence on key customers and suppliers, and protection of intellectual property rights.

Recently Adopted Accounting Pronouncements

On December 22, 2017, the Tax Cuts and Jobs Act was enacted in the United States, which significantly reforms U.S. tax legislation. In December 2017, the SEC issued Staff Accounting Bulletin No. 118 (“SAB 118”), which directs taxpayers to consider the impact of the US legislation as “provisional” when it does not have the necessary information available, prepared, or analyzed in reasonable detail to complete its accounting for the law change. Amneal has not completed the analysis of the impact of the new legislation; however, due to the fact that Amneal is treated as a partnership for US tax purposes, Amneal provisionally has concluded that there will be minimal, if any, impact to its financial statement income tax expense based on the new legislation. Amneal will continue to evaluate the legislative changes during the measurement period allowed under SAB 118, not to extend one year beyond the date of enactment.

In January 2017, the FASB issued ASU 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business, that changes the definition of a business to assist entities with evaluating when a set of transferred assets and activities is a business. The guidance requires an entity to evaluate if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets; if so, the set of transferred assets and activities is not a business. The guidance also requires a business to include at least one substantive process and narrows the definition of outputs by more closely aligning it with how outputs are described in ASC 606. The guidance is effective for Amneal for the annual period beginning after December 15, 2018 and should be applied prospectively. Early adoption is permitted and Amneal early adopted ASU 2017-01 prospectively as of October 1, 2017.

In January 2017, the FASB issued ASU 2017-03, Accounting Changes and Error Corrections (Topic 250) and Investments—Equity Method and Joint Ventures (Topic 323), which add to and amend SEC guidance pursuant to the SEC Staff Announcements at the September 22, 2016 and November 17, 2016 Emerging Issues Task Force (EITF) meetings. The guidance provides additional disclosure requirements regarding the impact of recently issued accounting standards on the financial statements of a registrant when such standards are adopted in a future period. Amneal adopted ASU 2017-03 on January 1, 2017 and it did not have an effect on Amneal’s consolidated financial statements.

In October 2016, the FASB issued ASU 2016-17, Consolidation (Topic 810): Interests Held through Related Parties That Are under Common Control. The guidance requires a single decision maker evaluating whether it is the primary beneficiary of a variable interest entity (VIE) to consider its indirect interests held by related parties that are under common control on a proportionate basis. Under the guidance the FASB issued in 2015 (ASU 2015-02, Consolidation (Topic 810)—Amendments to the Consolidation Analysis), the decision maker had to consider those interests in their entirety. The new guidance could change consolidation conclusions for entities that have already adopted ASU 2015-02 when a decision maker and its related parties holding an interest in the VIE are under common control. The guidance is effective for Amneal beginning after December 15, 2016. Early adoption is permitted, including in an interim period, although entities that have not yet adopted ASU 2015-02 are required to adopt both ASUs at the same time. Entities that have not yet adopted ASU 2015-02 will apply the same transition method they elect when they adopt ASU 2015-02. ASU 2015-02 permits either a retrospective approach or a modified retrospective approach by recording a cumulative-effect adjustment to equity as of the beginning of the fiscal year of adoption. Amneal adopted ASU 2016-17 on January 1, 2017 and it did not have an effect on Amneal’s consolidated financial statements.

In March 2016, the FASB issued ASU 2016-09, Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting. The amendments in this ASU are intended to simplify several aspects of the accounting for share-based payment award transactions, including: (a) income tax consequences; (b) classification of awards as either equity or liabilities; and (c) classification on the statement of cash flows. The amendments require all income tax effects of awards to be recognized in the statement of operations when the awards vest or are settled, allows an employer to repurchase more of an employee’s shares than it previously could for tax withholding purposes without triggering liability accounting, and allows companies to make a policy election to account for forfeitures as they occur. This standard is effective for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Early application is permitted. Amneal adopted ASU 2016-09 on January 1, 2017 and it did not have an effect on Amneal’s consolidated financial statements.

In September 2015, the FASB issued ASU 2015-16, Business Combinations (Topic 805): Simplifying the Accounting for Measurement-Period Adjustments (ASU 2015-16). The FASB issued new guidance that eliminates the requirement that an acquirer in a business combination account for measurement-period adjustments retrospectively. Instead, an acquirer will recognize a measurement-period adjustment during the period in which it determines the amount of the adjustment. The new standard is effective for annual periods beginning after December 15, 2016, with early adoption permitted and prospective application to adjustments to provisional amounts that occur after the effective date is required. Amneal adopted ASU 2015-16 on January 1, 2017 and it did not have an effect on Amneal’s consolidated financial statements.

In July 2015, the FASB issued ASU 2015-11, Inventory (Topic 330): Simplifying the Measurement of Inventory. ASU 2015-11 requires inventory be measured at the lower of cost and net realizable value, and options that currently exist for market value be eliminated. ASU 2015-11 defines net realizable value as estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. The guidance is effective prospectively for reporting periods beginning after December 15, 2016, and interim periods within those fiscal years with early adoption permitted. Amneal adopted ASU 2015-11 on January 1, 2017 and it did not have a material impact on Amneal’s consolidated financial statements.

In February 2015, the FASB issued ASU 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis. The amendments in ASU 2015-02 are intended to improve targeted areas of consolidation guidance for legal entities such as limited partnerships, limited liability corporations, and securitization structures (collateralized debt obligations, collateralized loan obligations, and mortgage-backed security transactions). In addition to reducing the number of consolidation models from four to two, the new standard simplifies the FASB Accounting Standards Codification and improves current GAAP by: (i) placing more emphasis on risk of loss when determining a controlling financial interest, (ii) reducing the frequency of the application of related-party guidance when determining a controlling financial interest in a VIE and, (iii) changing consolidation conclusions for public and private companies in several industries that typically make use of limited partnerships or VIEs. ASU 2015-02 is effective for fiscal years beginning after December 15, 2016, and interim periods within fiscal years beginning after December 15, 2017. Early adoption is permitted, including adoption in an interim period. ASU 2015-02 may be applied retrospectively in previously issued financial statements for one or more years with a cumulative effect adjustment to retained earnings as of the beginning of the first year restated. Amneal adopted ASU 2015-02 on January 1, 2017 and it did not have an effect on Amneal’s consolidated financial statements.

Recently Issued Accounting Pronouncements

In May 2017, the FASB issued ASU 2017-09, Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting, which provides guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting in Topic 718. The guidance will be effective for annual and interim periods beginning after December 15, 2017, with early adoption permitted. The amendments in this ASU should be applied prospectively to an award modified on or after the adoption date. Amneal is currently evaluating the impact that the standard will have on its consolidated financial statements.

In February 2017, the FASB issued ASU 2017-05, Other Income—Gains and Losses from the Derecognition of Nonfinancial Assets (Subtopic 610-20), which provides clarification regarding the scope of the asset derecognition guidance and accounting for partial sales of nonfinancial assets. The update defines an in substance nonfinancial asset and clarifies that an entity should identify each distinct nonfinancial asset or in substance nonfinancial asset promised to a counterparty and derecognize each asset when a counterparty obtains control of it. All businesses and nonprofit activities within the scope of Subtopic 610-20 are excluded from the amendments in this update. This guidance will be effective for annual reporting periods beginning after December 15, 2018, and interim reporting periods within annual reporting periods beginning after December 15, 2019 and is required to be applied at the same time as ASU 2014-09 (described below) is applied. The guidance can be applied using one of two methods: the full retrospective method, which requires the standard to be applied to each prior period presented, or the modified retrospective method, which requires the cumulative effect of adoption to be recognized as an adjustment to opening retained earnings in the period of adoption. Amneal is currently evaluating the impact that the standard will have on its consolidated financial statements.

In January 2017, the FASB issued ASU 2017-04, Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment that eliminates the requirement to calculate the implied fair value of goodwill (i.e., Step 2 of today’s goodwill impairment test) to measure a goodwill impairment charge. Instead, entities will record an impairment charge based on the excess of a reporting unit’s carrying amount over its fair value (i.e., measure the charge based on today’s Step 1). The standard will be applied prospectively and is effective for Amneal’s annual and interim impairment tests performed in periods beginning after December 15,

2021. Early adoption is permitted for annual and interim goodwill impairment testing dates after January 1, 2017. Amneal is evaluating the impact of this new guidance on its consolidated financial statements.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash (a consensus of the FASB Emerging Issues Task Force), to clarify how entities should present restricted cash and restricted cash equivalents in the statement of cash flows. The guidance requires entities to show the changes in the total of cash, cash equivalents, restricted cash and restricted cash equivalents in the statement of cash flows. As a result, entities will no longer present transfers between cash and cash equivalents and restricted cash and restricted cash equivalents in the statement of cash flows. The guidance will be applied retrospectively and is effective for the annual period beginning after December 15, 2018. Amneal is evaluating the impact of this new guidance on its consolidated financial statements.

In October 2016, the FASB issued ASU 2016-16, Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory, that will require companies to account for the income tax effects of intercompany transfers of assets other than inventory (e.g., intangible assets) when the transfer occurs. The guidance is effective for Amneal beginning after December 15, 2018. Early adoption is permitted as of the beginning of an annual period (i.e., early adoption is permitted only in the first interim period). Amneal is evaluating the impact of this new guidance on its consolidated financial statements.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments (a consensus of the Emerging Issues Task Force), to clarify how entities should classify certain cash receipts and cash payments on the statement of cash flows. The new guidance also clarifies how the predominance principle should be applied when cash receipts and cash payments have aspects of more than one class of cash flows. The guidance will be applied retrospectively and is effective for Amneal for the annual period beginning after December 15, 2018. Early adoption is permitted. Amneal is evaluating the impact of this new guidance on its consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, guidance that changes the impairment model for most financial assets including trade receivables and certain other instruments that are not measured at fair value through net income. The standard will replace today’s “incurred loss” approach with an “expected loss” model for instruments measured at amortized cost and require entities to record allowances for available-for-sale debt securities rather than reduce the carrying amount, as they do today under the other-than-temporary impairment model. It also simplifies the accounting model for purchased credit-impaired debt securities and loans. Entities will apply the standard’s provisions as a cumulative effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective. The guidance is effective for Amneal for the annual period beginning after December 15, 2019. Amneal is evaluating the impact of this new guidance on its consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The new standard establishes a right-of-use (ROU) model that requires a lessee to record a ROU asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The guidance is effective for annual periods beginning after December 15, 2019, and interim periods within annual periods beginning after December 15, 2020, with early adoption permitted. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. Amneal is currently evaluating the impact that the standard will have on its consolidated financial statements.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments—Overall (Subtopic 825-10), Recognition and Measurement of Financial Assets and Financial Liabilities, which addresses certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. The guidance is effective for annual periods and interim periods within those annual periods beginning after December 15, 2018, and early adoption is not permitted. Amneal is currently evaluating the impact that the standard will have on its consolidated financial statements.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). This guidance represents a comprehensive new revenue recognition model that requires a company to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which that company expects to be entitled to receive in exchange for those goods or services. This update sets forth a new five-step revenue recognition model which replaces the prior revenue recognition guidance in its entirety and is intended to eliminate numerous industry-specific pieces of revenue recognition guidance that have historically existed. The FASB has since issued eight additional ASUs, including ASU 2017-13 in September 2017 and ASU 2017-14 in December 2017. These ASUs are effective for annual reporting periods beginning after December 15, 2018, and interim periods within annual reporting periods beginning after December 31, 2019. Early adoption is permitted as of annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Companies may use either a full retrospective or a modified retrospective approach to adopt this standard. Amneal will adopt the new revenue recognition standard using the modified retrospective method, which requires the cumulative effect of the adoption to be recognized as an adjustment to opening retained earnings in the period of adoption. In addition, the new standard will result in additional revenue-related disclosures in the notes to the consolidated financial statements. Amneal has made substantial progress in completing its impact assessment of the potential changes from adopting ASU 2014-09. The impact assessment consists of a review of a representative sample of contracts, surveying key stakeholders, and a cataloging of potential impacts on our financial statements, accounting policies, financial control, and operations. The majority of Amneal’s revenue relates to the sale of finished generic pharmaceutical products to its customers, and though Amneal is still evaluating the impact of this standard, management does not anticipate that the adoption will have a significant impact on these transactions. Amneal is continuing to evaluate the impact on certain less significant non-standard arrangements. In addition, the new standard will require changes to processes and controls to support additional disclosures; and Amneal is in the process of identifying and designing such changes to processes and controls to ensure readiness.

3.	Acquisitions and Divestitures

2017 Acquisitions

Asset Acquisition

Amneal has the commercial rights to distribute Estradiol Vaginal Tablets (“Estradiol”), sold under the tradename Yuvafem®, and owns the full product rights for Aspirin/Dipyridamole ER (“ADip”). Both of the products are marketed by Amneal and respective royalties are paid to the development partner Kashiv Pharma, LLC (“Kashiv”), a related party.

On June 29, 2017, Amneal and Kashiv entered into a product acquisition and royalty stream purchase agreement under which Amneal acquired all rights including the regulatory information related to the Estradiol product and the Estradiol Abbreviated New Drug Application (“ANDA”). Amneal also acquired the royalty rights associated with the generic version of Aggrenox (the “ADip product”). The purchase of the Estradiol product intellectual property was accounted for as an asset acquisition and the prepayment of the ADip product royalty was accounted for as a prepaid royalty expense. The aggregate purchase price was $25 million due at closing plus two potential future $5 million earnout payments should certain future milestones be reached. There were no acquisition costs.

The total cost of $25 million was assigned to each acquired asset on a relative fair value basis and has been allocated as follows:

Asset Acquired	Value	Balance Sheet Classification
Estradiol product intangible asset	$19,500	Intangible assets—net
Prepayment of ADip product royalty	5,500	Current portion: Prepaid expenses and other current assets Non-current portion: Other assets

Total	$25,000

Amneal will amortize the acquired Estradiol product intangible asset on a straight-line basis over its estimated 15-year useful life. If incurred, the earnout payments will be added to the cost of the Estradiol product intangible asset and will be amortized on a straight-line basis over the remaining life of Estradiol intangible asset. The ADip product prepaid royalty will be amortized on a straight-line basis over five years, the remaining life of the royalty agreement.

License and Commercialization Agreement

On October 1, 2017, Amneal and Adello Biologics, LLC (“Adello”), a related party, entered into a license and commercialization agreement. Adello granted Amneal an exclusive license, under its New Drug Application, to distribute and sell two bio-similar products in the U.S. Adello is responsible for development, regulatory filings, obtaining FDA approval, and manufacturing, and Amneal is responsible for marketing, selling and pricing activities. The term of the agreement is 10-years from the respective product’s launch date.

In connection with the agreement, Amneal paid an upfront amount of $1.5 million in October 2017 for execution of the agreement which was expensed within Research and development expenses in the Consolidated Statement of Income. The agreement also provides for potential future milestone payments to Adello of (i) up to $21 million relating to regulatory approval, (ii) up to $43 million for successful delivery of commercial launch inventory, (iii) between $20 million and $50 million relating to number of competitors at launch for one product, and (iv) between $15 million and $67.5 million for the achievement of cumulative net sales for both products. The milestones are subject to certain performance conditions which may or may not be achieved, including FDA filing, FDA approval, launch activities and commercial sales volume objectives. In addition, the agreement provides for Amneal to pay a profit share equal to 50% of Net Profits, after considering manufacturing and marketing costs.

2017 Divestitures

Australia Divestiture

On August 31, 2017, Amneal sold 100% of the equity of its Australian business, Amneal Pharma Pty Ltd, to Arrow Pharmaceuticals Pty Ltd (“Arrow”) for cash consideration of $9.9 million which was received in October 2017. The consideration received is subject to certain working capital adjustments. The carrying value of the net assets sold was $32.0 million, including intangible assets of $13.9 million and goodwill of $1.9 million. As a result of the sale, Amneal recognized a loss of $24.0 million, inclusive of divestiture costs of $1.5 million and a release of foreign currency translation adjustment loss of $0.4 million, within the Loss on sale of certain international businesses in the Consolidated Statement of Income for the year ended December 31, 2017.

As part of the disposition, Amneal agreed to indemnify Arrow for certain claims for up to 18 months from the closing date of the disposition. Additionally, Amneal will allow Arrow to use the Amneal trademark in Australia to enable Arrow to transfer the labeling and marketing authorizations from the Amneal name to the Arrow name for a period of three years. Amneal will supply Arrow with Linezolid for a period of three years and will further develop four other products for such territory during such three year period. Arrow may be required to pay additional consideration of 1.5 million Australian dollars ($1.2 million based on exchange rate as of December 31, 2017) if certain conditions are met within six months of the closing date of the disposition.

Amneal retained the contingent consideration liability, amounting to $0.4 million at December 31, 2017, related to the business which arose from Amneal’s acquisition of the Actavis Australian generic business in May 2015. Accordingly, Amneal is obligated to make royalty payments based on 12% of aggregate net sales through April 2018.

Spain/Nordics Divestiture

On September 30, 2017, Amneal sold 100% of the equity and certain marketing authorizations, including associated dossiers, of its Amneal Nordic ApS and Amneal Pharma Spain S.L. subsidiaries to Aristo Pharma GmbH (“Aristo”) for cash consideration of $8.4 million. Amneal received $6.5 million in October 2017 and the remainder was due to be paid within 60 days of closing of the disposition based on the actual closing date net working capital of the entities sold. The carrying value of the net assets sold was $13.1 million, including intangible assets of $0.9 million and goodwill of $1.7 million. As a result of the sale, Amneal recognized a loss of $5.2 million, inclusive of a release of foreign currency translation loss of $0.5 million, within the Loss on sale of certain international businesses in the Consolidated Statement of Income for the year ended December 31, 2017.

Aristo is also required to make an additional payment within 12 months of the closing date of the disposition based on the actual inventory, transferred as part of the transaction that the buyer sold over this period.

2015 Acquisitions

Actavis Australian Generics Business

On May 1, 2015, Amneal acquired certain assets and assumed certain liabilities of Actavis Pty. Ltd. (Actavis) which is an Australian based company that commercializes generic pharmaceuticals within the Australian market. Actavis’s Australian products further complement Amneal’s customer base and expands its international presence. Total consideration was comprised of an up-front payment of $14.5 million plus contingent purchase price consideration with an estimated fair value of $8.0 million.

The results of operations from the Australian business of Actavis are included in Amneal’s consolidated financial statements from and after the date of acquisition. Amneal incurred $0.4 million in transaction costs that were expensed as incurred.

The following table summarizes the consideration transferred and the fair values of the assets acquired and liabilities assumed at the acquisition date for the Actavis acquisition:

Fair value of consideration transferred:
Cash	$14,502
Contingent consideration	7,950

Total fair value of consideration transferred	$22,452

Recognized amounts of identifiable assets acquired and liabilities assumed:
Inventory	$9,712
Intangible assets	11,460

Total identifiable assets	21,172
Goodwill	1,280

Net assets acquired	$22,452

Contingent consideration is a future payment based on 12% of aggregate net sales during each of the 12 calendar quarters subsequent to the acquisition, payable on a quarterly basis, which commenced with the calendar quarter of June 30, 2015. Amneal determined the fair value using the present value, discounting at the weighted average cost of capital (WACC) plus a factor for credit risk, of the projected payments based on probability-weighted revenue projections over the 12 quarters subsequent to acquisition. This fair value measurement is based on significant inputs not observable in the market and thus represents a Level 3 measurement within the fair value hierarchy.

The purchase price was allocated to the tangible assets and identifiable intangible assets acquired and liabilities assumed based on their acquisition date estimated fair values. The identifiable intangible assets principally included Actavis products, which encompassed the market position of the products, the developed technology utilized, and the customer base to which the products are sold. The identified intangible assets are subject to amortization on a straight-line basis over a range of useful lives of 5-20 years.

Amneal, with the assistance of a third-party appraiser, assessed the fair value of the assets. The identifiable intangible asset was valued using the income approach. This method requires several judgments and assumptions to determine the fair value of intangible assets, including growth rates, discount rates, customer attrition rates, expected levels of cash flows, earnings, revenues, and tax rate.

Goodwill represents the excess of the purchase price over the net identifiable tangible and intangible assets acquired. Amneal believes the goodwill related to the acquisition was a result of the expected synergies to be realized from combining operations and is not expected to be deductible for income tax purposes.

4.	Trade Accounts Receivable

Trade accounts receivable is comprised of the following at December 31, (in thousands):

	2017	2016
Gross trade accounts receivable	$827,302	$780,522
Allowance for doubtful accounts	(1,824)	(450)
Contract charge-backs and sales volume allowances	(453,703)	(366,848)
Cash discount allowances	(20,408)	(18,438)

Trade accounts receivable—net	$351,367	$394,786

For the year ended December 31, 2017, Amneal’s top three customers represented individually net revenues exceeding 10% or more of total net revenues, respectively, 21%, 13%, and 13%. For the year ended December 31, 2016, Amneal’s top three customers represented individually net revenues exceeding 10% or more of total net revenues, respectively, 17%, 16%, and 11%. For the year ended December 31, 2015, Amneal’s top three customers represented individually net revenues exceeding 10% or more of Amneal’s total net revenues, respectively, 17%, 16%, and 12%.

Receivables from customers representing 10% or more of Amneal’s gross trade accounts receivable reflected three customers at December 31, 2017, equal to 36%, 27%, and 19%, respectively. Receivables from customers representing 10% or more of Amneal’s gross trade accounts receivable reflected three customers at December 31, 2016, equal to 33%, 29%, and 21%, respectively.

One product represented 10% or more of Amneal’s total net revenues which was 13% for the year ended December 31, 2017. One product represented 10% or more of Amneal’s total net revenues which was 12% for the year ended December 31, 2016. Amneal did not have any products representing 10% or more of Amneal’s total net revenues for the year ended December 31, 2015.

5.	Inventories

Inventories are comprised of the following at December 31, (in thousands):

	2017	2016
Raw materials	$140,051	$127,814
Work-in-progress	38,146	41,733
Finished goods	105,841	96,614

Inventories	$284,038	$266,161

6.	Prepaid Expenses and Other Current Assets

Prepaid and other current assets are comprised of the following at December 31, (in thousands):

	2017	2016
Deposits and advances	1,851	4,354
Prepaid insurance	3,154	3,757
Prepaid GDUFA and other regulatory fees	5,926	2,740
Other current receivables	15,150	1,390
Other prepaid expenses	16,315	4,205

Prepaid expenses and other current assets	$42,396	$16,446

7.	Property, Plant, and Equipment

Property, plant, and equipment is comprised of the following at December 31, (in thousands):

	2017	2016
Land	$5,275	$4,923
Buildings	227,864	64,410
Leasehold improvements	70,354	89,045
Machinery and equipment	260,637	177,639
Furniture and fixtures	18,415	17,210
Vehicles	1,517	1,457
Computer equipment	26,831	18,983
Construction in progress	32,235	146,785

Total property, plant, and equipment	643,128	520,452
Less accumulated depreciation	(156,370)	(113,048)

Property, plant, and equipment—net	$486,758	$407,404

During the years ended December 31, 2017, 2016, and 2015 Amneal invested $94.8 million, $122.8 million, and $117.4 million, respectively, in global property, plant and equipment. This significant investment relates primarily to the production capacity expansion of certain facilities in the U.S., India and Ireland for growth of existing and new dosage form capabilities.

Depreciation for the years ended December 31, 2017, 2016, and 2015, was $41.9 million, $29.3 million, and $21.7 million, respectively, which includes depreciation for assets recorded as capital leases. Capital leases at December 31, 2017 and 2016, are approximately $0.9 million and $1.1 million for each respective year ended and are included within furniture and fixtures.

Interest capitalized and included in property, plant, and equipment for the years ended December 31, 2017, 2016, and 2015 was $4.4 million, $4.3 million, $3.7 million, respectively.

There were no impairments of property, plant, and equipment for the years ended December 31, 2017, 2016, and 2015.

8.	Goodwill and Intangible Assets

Goodwill

Changes in the carrying amount of goodwill for the years ended December 31, 2017 and 2016 were as follows (in thousands):

Gross Carrying Amount
Balance at January 1, 2016	$29,824
Goodwill impairment during the period	(15)
Effect of currency translation	(1,368)

Balance at December 31, 2016	$28,441
Goodwill divested during the period	(3,895)
Effect of currency translation	1,898

Balance at December 31, 2017	$26,444

Accumulated impairment losses were $15.0 thousand as of December 31, 2017 and 2016.

Intangible Assets

For the years ended December 31, 2017 and 2016, changes in the gross carrying amount of intangible assets consisted of the following (in thousands):

Gross Carrying Amount
Balance at January 1, 2016	65,991
Acquisitions	1,850
Impairment	(21)
Effect of currency translation	(2,243)

Balance at December 31, 2016	$65,577
Acquisitions	19,500
Divestitures	(23,822)
Effect of currency translation	2,791

Balance at December 31, 2017	$64,046

The following is a summary of intangible assets held by Amneal at December 31, 2017 and 2016, (in thousands):

	Weighted average life	Cost	Accumulated amortization	Net book value
December 31, 2017
Amortized intangible assets:
Product rights	11.1	$49,700	$(17,210)	$32,490
Customer relationships	15.4	7,421	(1,072)	6,349
Trade names	15.4	2,699	(522)	2,177
Licenses	12.0	3,000	(600)	2,400
Marketing authorizations	1.4	76	(43)	33

		62,896	(19,447)	43,449
In-process research and development		1,150	—	1,150

		$64,046	$(19,447)	$44,599

December 31, 2016
Amortized intangible assets:
Product rights	9.3	$29,650	$(14,542)	$15,108
Customer relationships	16.4	6,788	(981)	5,807
Trade names	16.4	2,468	(400)	2,068
Licenses	13.0	3,000	(400)	2,600
Marketing authorizations	15.8	21,971	(3,325)	18,646

		63,877	(19,648)	44,229
In-process research and development		1,700	—	1,700

		$65,577	$(19,648)	$45,929

Amortization expense for the years ended December 31, 2017, 2016, and 2015, was $4.0 million, $3.7 million, and $3.7 million, respectively.

The approximate future annual amortization for the next five years is as follows (in thousands):

2018	$4,020
2019	3,976
2020	3,906
2021	3,811
2022	3,516
Thereafter	24,220

$43,449

9.	Other Assets

Other assets are comprised of the following at December 31, (in thousands):

	2017	2016
Receivable from statutory authorities	$2,482	$3,169
Security deposits	2,634	2,485
Deferred taxes	898	1,268
Other receivables	6,141	4,007

Total prepaid expenses and other current assets	$12,155	$10,929

Amneal has receivables from government authorities in India for export incentive licenses.

Amneal is required to make security deposits on some of its leases. The deposits are returned at the end of the lease term.

10.	Fair Value Measurements of Financial Instruments

Fair value is the exit price that would be received to sell an asset or paid to transfer a liability. Fair value is a market-based measurement that should be determined using assumptions that market participants would use in pricing an asset or liability. Valuation techniques used to measure fair value should maximize the use of observable inputs and minimize the use of unobservable inputs. To measure fair value, Amneal uses the following fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable:

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Inputs other than Level 1 that are observable for the asset or liability, either directly or indirectly, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Value is determined using pricing models, discounted cash flow methodologies, or similar techniques and also includes instruments for which the determination of fair value requires significant judgment or estimation.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

Amneal evaluates its financial assets and liabilities subject to fair value measurements on a recurring basis to determine the appropriate level of classification for each reporting period. The following table sets forth Amneal’s financial assets and liabilities that were measured at fair value on a recurring basis as of December 31, 2017 and 2016 (in thousands):

	Fair Value	Level 1	Level 2	Level 3
December 31, 2017
Liabilities:
Acquisition-related contingent consideration	$401	$—	$—	$401
December 31, 2016
Liabilities:
Acquisition-related contingent consideration	$3,193	$—	$—	$3,193

There were no transfers between levels in the fair value hierarchy during any period presented herein.

The carrying amounts of cash, accounts receivable and accounts payable approximate their fair values due to the short term maturity of these instruments. As of December 31, 2017, Amneal’s Term Loan was trading at approximately 100.8% of par value, based upon observable third-party market data (Level 2). The applicable fair value of the debt as of December 31, 2017, approximated $1.39 billion versus a carrying value of $1.38 billion. As of December 31, 2016, Amneal’s Term Loan was trading at approximately 100.5% of par value, based upon market data (Level 2). The applicable fair value of the debt as of December 31, 2016, approximated $1.15 billion versus a carrying value of $1.14 billion.

On May 1, 2015, Amneal acquired certain assets and assumed certain liabilities of the Australian business of Actavis. The agreement includes a contingent earn-out provision, which is a future payment based on 12% of aggregate net sales during each of the 12 calendar quarters commencing with the calendar quarter of June 30, 2015. Amneal determined the fair value using the present value, discounting at the WACC plus a factor for credit risk (discount rate of 10.5%), of the projected payments based on probability-weighted revenues projections over the 12 quarters subsequent to acquisition. At acquisition, the contingent consideration had a fair value of $8.0 million. At December 31, 2017 and 2016, the contingent consideration, using updated inputs to the valuation model, in addition to pay downs, had a fair value of $0.4 million and $3.2 million respectively. The significant unobservable inputs used in the fair value measurement of the contingent consideration are the successful achievement of the probability-weighted revenues projections of Actavis’ Australian business and the discount rate used to present value of the projected payments. Significant increases or decreases in estimated revenues would result in a significantly higher or lower fair value measurement. Significant increases or decreases in the discount rate would result in a significantly lower or higher fair value measurement.

Fair Value Measurements Using Significant Unobservable Inputs

The following table presents changes to Amneal’s financial liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the year ended December 31, 2017 and 2016 (in thousands):

Acquisition-related contingent consideration
Liabilities
Balance at January 1, 2015	$100
Contingent consideration acquired/(settled), net	6,373
Change in fair value recorded in earnings	(648)

Balance at December 31, 2015	5,825
Contingent consideration acquired/(settled), net	(2,387)
Change in fair value recorded in earnings	(245)

Balance at December 31, 2016	3,193
Contingent consideration acquired/(settled), net	(2,071)
Change in fair value recorded in earnings	(721)

Balance at December 31, 2017	$401

The change in fair value recorded in earnings is recognized within Cost of goods sold in the Consolidated Statements of Income.

Assets and Liabilities Measured at Fair Value on a Non-Recurring Basis

There were no non-recurring fair value measurements during the years ended December 31, 2017 and 2016.

11.	Accrued Liabilities

Accrued liabilities are comprised of the following for each of the years ended December 31, (in thousands):

	2017	2016
Accrued compensation	$23,954	$24,892
Medicaid reimbursement accrual (See Note 18)	15,000	15,000
Accrued royalties	2,970	3,352
Accrued Medicaid rebates	12,911	8,057
Accrued insurance benefits	2,540	2,229
Accrued interest	982	831
Accrued other	20,289	20,571

Total accrued liabilities	$78,646	$74,932

12.	Debt

The following is a summary of Amneal’s total indebtedness at December 31, (in thousands):

	2017	2016
Senior Credit Facility—Term Loan	$1,378,160	$1,141,693
Senior Credit Facility—Revolver	75,000	25,000

Total debt	1,453,160	1,166,693
Less debt issuance costs	(8,715)	(10,805)

Total debt, net of debt issuance costs	1,444,445	1,155,888

Less current portion: Senior Credit Facility—Term Loan	(14,171)	(11,620)
Less current portion: Senior Credit Facility—Revolver	(75,000)	(25,000)

Less total current portion	(89,171)	(36,620)

Total long-term debt, net	$1,355,274	$1,119,268

The principal balance, unamortized discount and net carrying amount of Amneal’s long-term debt at December 31, are as follows (in thousands):

	2017	2016
Long-term debt—gross	$1,363,989	$1,130,073
Long-term debt—discount	(8,715)	(10,805)

Long-term debt—net	$1,355,274	$1,119,268

On November 1, 2013, Amneal entered into term loan (“Term Loan”) and revolver (“Revolver”) credit facilities (as amended, the “Credit Facilities”). The proceeds of loans made from the Credit Facilities may be used to fund working capital needs, capital expenditures, acquisitions, dividends, and distributions to the membership unit holders and for other general corporate purposes.

In April 2015, Amneal entered into Amendment No. 3 to the Credit Facility to increase the Term Loan by $200.0 million, through an incremental tranche, and increase the Revolver borrowing limit by $30.0 million to $90.0 million. As a result of Amendment No. 3, Amneal capitalized approximately $0.7 million of debt issuance costs, which were recorded on Amneal’s consolidated balance sheet as a reduction in the carrying amount of long-term debt, net. In addition, Amneal recorded a $1.7 million charge from the modification and extinguishment of debt due to the write- off of unamortized debt issuance costs.

In June 2015, Amneal entered into Amendment No. 4 to the Credit Facility to consolidate Amneal’s Term Loans and reduce the Term Loan’s interest rate by 0.50% to LIBOR plus 3.5%; the interest rate effective at December 31, 2016. As a result of Amendment No. 4, Amneal capitalized approximately $0.9 million of debt issuance costs, which were recorded on Amneal’s Consolidated Balance Sheet as a reduction in the carrying amount of long-term debt, net. In addition, Amneal recorded a $0.9 million charge from the modification and extinguishment of debt due to the write-off of unamortized debt issuance costs.

In May 2016, Amneal entered into Amendment No. 5 to the Credit Facility to increase the Term Loan by $225.0 million, increase the Revolver borrowing limit by $30.0 million to $120.0 million, and reduce the Revolver’s interest rate by 0.25% to a maximum rate of LIBOR plus 2.5%; the interest rate effective at December 31, 2016. As a result of Amendment No. 5, Amneal capitalized approximately $6.5 million of debt issuance costs, which were recorded on Amneal’s Consolidated Balance Sheet as a reduction in the carrying amount of long-term debt, net.

On April 4, 2017, Amneal entered into Amendment No. 6 to increase the Term Loan by $250.0 million, increase the Revolver borrowing limit by $80.0 million to $200.0 million, and reduce the Revolver’s interest rate by 0.5% to a maximum rate of LIBOR plus 2.0%; the interest rate varies depending upon the amount drawn. As part of this transaction, $50 million was drawn on the Revolver. As a result of Amendment No. 6, Amneal capitalized approximately $2.5 million of debt issuance costs, which were recorded on Amneal’s Consolidated Balance Sheets as a reduction in the carrying amount of long-term debt, net. In addition, Amneal recorded a $2.5 million charge from the modification and extinguishment of debt due to the write-off of unamortized debt issuance costs related to the write-off of unamortized debt issuance costs.

At December 31, 2017, the Term Loan currently bears interest at LIBOR plus 3.50% with a 1.00% LIBOR floor and includes a principal pay down of 1% annually. The Term Loan matures on November 1, 2019, but can be prepaid at any time at no additional cost. The Revolver’s borrowing limit is $200.0 million and currently bears interest at LIBOR plus 1.50% with a 1.00% LIBOR floor. Amneal is charged a commitment fee of 0.375% on the daily portion of its unused Revolver limits. The Revolver matures on November 1, 2018, but can be prepaid at any time at no additional cost. Amneal has the option to extend the maturity date of the Revolver to November 1, 2019.

Amneal recorded debt issuance cost amortization expense of $4.6 million, $3.1 million, and $1.8 million related to the Credit Facilities during the years ended December 31, 2017, 2016, and 2015, respectively. Amortization is exclusive of any loss on extinguishment of debt.

Amneal’s obligations under the Credit Facilities are guaranteed by its parent, Amneal Pharmaceuticals Holding Company, LLC (“APHC”), and certain of its subsidiaries and are collateralized by a pledge of all the capital stock and membership interests of APHC and certain of its subsidiaries.

The Credit Facilities contain a number of covenants that, among other things, restrict, subject to certain exceptions, Amneal’s ability to incur additional indebtedness; create liens on assets; sell assets; make investments, loans or advances; pay dividends or distributions or repurchase stock and engage in certain transactions with affiliates. The Credit Facilities also contain certain usual and customary covenants, including, but not limited to covenants to maintain maximum leverage and minimum interest coverage ratios. The Credit Facilities also contain certain customary affirmative covenants and events of default. As of December 31, 2017, Amneal was in compliance with all covenants.

Amneal’s long-term debt agreements, exclusive of capital leases, require payments as follows (in thousands):

Payments Due
2018	$89,171
2019	1,363,989

Total	$1,453,160

13.	Leases

Amneal leases buildings and other tangible property. Rent expense under these leases was $17.4 million, $13.6 million, and $8.7 million for the years ended December 31, 2017, 2016, and 2015, respectively. The table below reflects the future minimum lease payments, including reasonably assured renewals, due under these non-cancelable leases as of December 31, 2017 (in thousands):

	Capital Leases	Operating Leases
2018	$149	$18,227
2019	149	17,657
2020	149	14,230
2021	149	13,412
2022	149	12,595
Thereafter	410	27,197

Total	$1,155	$103,318

Interest portion of capital leases	(234)

Principal portion of capital leases	$921
Less short-term portion	96

Long-term portion	$825

Future minimum lease payments for operating leases are shown net of sublease rental income of $2.5 million over the term of the lease.

14.	Financing Obligations

Amneal has a non-cancelable lease agreement dated October 1, 2012, for two buildings located in Long Island, New York, that are used as an integrated manufacturing and office facility. Amneal was responsible for a portion of the renovation and construction costs, and is deemed, for accounting purposes, to be the owner of the building. As a result, Amneal was required to record the property, plant, and equipment and a corresponding financing obligation. The financing obligation is reduced by rental payments through the end of the lease, June 30, 2043.

The remaining financing obligation was $40.3 million and $40.6 million as of December 31, 2017 and 2016, respectively. The current portion of the remaining financing obligation was $0.3 million as of December 31, 2017 and 2016.

The monthly payments required under the terms of the non-cancelable lease agreement over the next five years and thereafter as follows (in thousands):

Payments Due
2018	$5,315
2019	5,315
2020	5,315
2021	5,315
2022	5,315
Thereafter	106,916

Total	$133,491

15.	Capital Structure

Amneal is a limited liability company and is treated as a partnership for U.S. tax purposes. As of December 31, 2017 and 2016, Amneal had one Class A membership equity classification in which the members shared in the profits and losses and have voting rights. At December 31, 2017 and 2016, the Class A members had 189,000,000 units authorized, issued, and outstanding. For the years ended December 31, 2017, 2016, and 2015, Amneal made distributions of $375.3 million ($1.99 per unit), $200.6 million ($1.06 per unit), and $258.2 million ($1.36 per unit), respectively, to the Class A member, within the terms of the current Limited Liability Company Operating Agreement.

During 2011, Amneal established a profit participation plan in the form of profits interests granted through the issuance of Class D, Class E and Class F membership units. In 2015, Amneal added Class G and H membership units to the plan. Amneal issued these membership units to a select group of individuals (“Members”) in recognition of their past and continued services to Amneal. Subject to vesting provisions and forfeiture of the Units, the aggregate percentage interests of the Members will not exceed 6.36% in total membership interest. These interests constitute a profits interest in Amneal pursuant to the Internal Revenue Code and applicable treasury department regulations and pronouncements.

The Members participate in distributions of net proceeds upon a sale of Amneal in accordance with the Distribution of Capital Proceeds provision contained in the Limited Liability Company Operating Agreement of Amneal, as amended. The vesting of certain units is subject to acceleration at the time of a change-in-control event. The Members participate only in net sale proceeds above the applicable floor amounts attributable to the units. Class D and Class E distributions of net sale proceeds are also subject to a cap. The units do not earn or accrue any preferred return. The Members do not have a right to vote or participate in the management of Amneal.

A summary of the unit activity for Members for the years ended December 31, 2017 and 2016, is as follows:

Membership Units	Class D Member	Class E Member	Class F Member	Class G Member	Class H Member	Total
Outstanding—January 1, 2016	3,300,020	3,360,020	3,985,020	770,020	317,520	11,732,600
Issued	—	—	—	450,000	—	450,000
Forfeited	—	—	(42,857)	(120,000)	—	(162,857)

Outstanding—December 31, 2016	3,300,020	3,360,020	3,942,163	1,100,020	317,520	12,019,743
Issued	—	—	—	75,000	20,000	95,000
Forfeited	—	(32,291)	(15,000)	—	(7,500)	(54,791)

Outstanding—December 31, 2017	3,300,020	3,327,729	3,927,163	1,175,020	330,020	12,059,952

Vested—December 31, 2017	3,300,020	3,277,729	2,572,563	252,020	155,020	9,557,352

Amneal will record the related compensation expense for performance conditions that depend on a change-in-control event once the event occurs. This amount, valued as of December 31, 2017, was $146.9 million. Any settlement would come from the proceeds of a change-in-control event and would be recognized as a non-cash charge.

In 2015, Amneal purchased certain membership units amounting to 1,004,078 units in total. As a result of the purchased membership units, Amneal recorded $12.5 million in expense within Member units purchase in the Consolidated Statement of Income for the year ended December 31, 2015.

16.	Income Taxes

The operations of Amneal are conducted through a limited liability company that is treated as a partnership for U.S. federal income tax purposes. Therefore it is not taxable for federal and most state income tax purposes. As a result, Amneal’s earnings or losses, to the extent not included in a taxable subsidiary, for federal and most state purposes are included in the tax returns of the individual members. Net earnings for financial statement purposes may differ significantly from taxable income reportable to members of Amneal as a result of differences between the tax basis and financial basis of assets and liabilities, differences between tax accounting and financial accounting treatment of certain items, and due to allocation requirements related to taxable income under various operating agreements. For assets held indirectly by Amneal through subsidiaries, the taxes attributable to those subsidiaries are reflected in the consolidated financial statements.

The components of Amneal’s income (loss) before income tax for the years ended December 31, were as follows (in thousands):

	2017	2016	2015
United States	$275,235	$334,750	$269,780
International	(103,912)	(119,929)	(94,198)

Total income before income taxes	$171,323	$214,821	$175,582

The provision for income taxes is comprised of the following for the years ended December 31, (in thousands):

	2017	2016	2015
Current:
Foreign	$1,256	$5,274	$4,780

Total current income tax	1,256	5,274	4,780
Deferred:
Foreign	742	121	171

Total deferred income tax	742	121	171

Total provision for income tax	$1,998	$5,395	$4,951

No United States federal income taxes were incurred in the years ended December 31, 2017, 2016, and 2015.

The overall tax rate for the years ended December 31, is as follows:

	2017	2016	2015
Federal income tax at the statutory rate	0.0%	0.0%	0.0%
Losses for which no benefit has been recognized	10.6	8.2	7.6
Foreign rate differential	(6.5)	(5.4)	(5.2)
Other	(2.9)	(0.3)	0.4

Effective income tax rate	1.2%	2.5%	2.8%

The decrease in effective tax rate for the year ended December 31, 2017, compared to the year ended December 31, 2016, is primarily due to the effects of certain adjustments recorded in 2017.

Temporary differences between accounting for financial statement purposes and accounting for tax purposes result in the current provision for taxes being higher (lower) than the total provision for income taxes for the years ended December 31, (in thousands):

	2017	2016
Deferred tax assets:
Net operating loss carryforward	$34,889	$38,035
Capitalized costs	949	1,237
Accrued expenses	985	1,650
Intangibles	122	—
Tax credits and other	6,366	3,604

Total deferred tax assets	43,311	44,526
Valuation allowance	(41,617)	(42,231)

Net deferred tax assets	1,694	2,295
Deferred tax liabilities:
Fixed assets	(3,287)	(2,064)
Intangibles	—	(986)

Total deferred income liabilities	(3,287)	(3,050)

Net deferred income tax liability	$(1,593)	$(755)

The following table summarizes the changes in Amneal’s valuation allowance on deferred tax assets for the period indicated for the years ended December 31, (in thousands):

	2017	2016	2015
Balance at the beginning of the period	$42,231	$22,567	$7,632
Increases due to current year net operating losses and temporary differences	23,286	19,664	14,935
Divestitures	(23,900)	—	—

Balance at the end of the period	$41,617	$42,231	$22,567

At December 31, 2017, Amneal has approximately $350.9 million of foreign net operating loss carry forwards. The majority of these net operating loss carry forwards will expire, if unused, between 2021 and 2024.

Amneal’s Indian subsidiaries are primarily export-oriented and in some cases are eligible for certain limited income tax holiday benefits granted by the government of India for export activities conducted within Special Economic Zones, or SEZs, for periods of up to 15 years. Amneal’s SEZ income tax holiday benefits are currently scheduled to expire in whole or in part during the years 2028 to 2030. Indian profits ineligible for SEZ benefits are subject to corporate income tax at the rate of 34.6%. In addition, all Indian profits, including those generated within SEZs, are subject to the Minimum Alternate Tax (MAT), at the rate of 21.3%. For the years ended December 31, 2017 and 2016, respectively, the effect of the income tax holidays granted by the Indian government reduced the overall income tax provision and increased net income by approximately $1.7 million, $2.1 million. For the year ended 2015, there was no effect.

Amneal accounts for income tax contingencies using the benefit recognition model. Amneal will recognize a benefit if a tax position is more likely than not to be sustained upon audit, based solely on the technical merits. The benefit is measured by determining the amount that is greater than 50% likely of being realized upon settlement, presuming that the tax position is examined by the appropriate taxing authority that has full knowledge of all relevant information. During the years ended December 31, 2017, 2016 and 2015 Amneal did not have an accrual for uncertain tax positions. Further, Amneal did not recognize interest or penalties related to income tax during the period ended December 31, 2017 and did not accrue for interest or penalties as of December 31, 2017.

Amneal and our subsidiaries file income tax returns in the U.S. federal, and various state, local and foreign jurisdictions. In India, income tax returns for fiscal years ending March 31, 2014 through March 31, 2016 are currently being reviewed by tax authorities as part of the normal procedures and Amneal is not expecting any material adjustments. There are no other income tax returns in the process of examination, administrative appeal, or litigation. Income tax returns are generally subject to examination for a period of 3 years, 5 years, and 2 years after the tax year in India, Switzerland, and United Kingdom, respectively.

Applicable foreign taxes (including withholding taxes) have not been provided on the approximately $51.5 million of undistributed earnings of foreign subsidiaries as at December 31, 2017. These earnings have been and currently are considered to be indefinitely reinvested. Quantification of additional taxes that may be payable on distribution is not practicable.

Amneal continuously monitors government proposals to make changes to tax laws, including the potential for comprehensive tax reform in the United States and proposed legislation in certain foreign jurisdictions resulting from the adoption of the Organization for Economic Cooperation and Development (“OECD”) policies. On December 22, 2017, the Tax Cuts and Jobs Act was enacted in the United States, which significantly reforms U.S. tax legislation (refer to Note 2. Summary of Significant Accounting Policies). If legislative changes are enacted in other countries, any of these proposals may include increasing or decreasing existing statutory tax rates. A change in statutory tax rates in any country would result in the revaluation of Amneal’s deferred tax assets and liabilities related to that particular jurisdiction in the period in which the new tax law is enacted. The statutory tax rate in the United Kingdom was reduced through legislation enacted in 2015 and 2016. The net effects of these changes were a benefit of approximately $97,000 and $91,000, respectively, for the years ended December 31, 2016 and 2015.

17.	Related-Party Transactions

Amneal has various business agreements with certain third-party companies in which there is some common ownership and/or management between those entities, on the one hand, and Amneal, on the other hand. Amneal has no direct ownership or management in any of such related party companies. The related party relationships that generated income and or expense in the respective reporting period are described below.

Kanan, LLC

Kanan, LLC (“Kanan”) is an independent real estate company which owns Amneal’s manufacturing facilities located at 65 Readington Road, Branchburg, New Jersey, 131 Chambers Brook Road, Branchburg, New Jersey and 1 New England Avenue, Piscataway, New Jersey. Amneal leases these facilities from Kanan under two separate triple-net lease agreements that expire in 2027 and 2031, respectively, at an annual rental cost of approximately $2.0 million combined, subject to CPI rent escalation adjustments as provided in the lease agreements. Rent expense to the related party for the years ended December 31, 2017, 2016 and 2015 was $2.0 million.

AE Companies, LLC

AE Companies, LLC (“AE LLC”) is an independent company which provides certain shared services and corporate type functions to a number of independent entities with respect to which, from time to time, Amneal conducts business. Amneal has ongoing professional service agreements with AE LLC for administrative and research and development services. The total amount of income earned from these agreements for the year ended December 31, 2017 was $0.8 million, and for both of the years ended December 31, 2016 and 2015 was $1.1 million. At December 31, 2016, receivables of $0.2 million were due from the related party.

Asana Biosciences, LLC

Asana Biosciences, LLC (“Asana”) is an early stage drug discovery and R&D company focusing on several therapeutic areas, including oncology, pain and inflammation. In July 2014, Amneal entered into a sublease agreement with Asana for a portion of its corporate office space in Bridgewater, NJ. The sublease was for ten years with annual base rent of $0.1 million, subject to CPI increases. The sublease terminated by mutual agreement in August 2016. Rental income from the related-party sublease for the years ended December 31, 2016 and 2015 were $53,000 and $84,000, respectively.

Industrial Real Estate Holdings NY, LLC

Industrial Real Estate Holdings NY, LLC (“IRE”) is an independent real estate management entity which, among other activities, is the landlord of Amneal’s leased manufacturing facilities located at 75 and 85 Adams Avenue, Hauppauge, New York. The lease at 85 Adams Avenue expired in March 2017 while the lease for 75 Adams Avenue expires in March 2021. Rent expense paid to the related party for the years ended December 31, 2017, 2016 and 2015 was $1.1 million, $1.4 million, and $1.5 million, respectively.

Kashiv Pharmaceuticals LLC

Kashiv Pharmaceuticals LLC (“Kashiv”) is an independent contract development organization focused primarily on the development of 505(b) (2) NDA products. Amneal has various business agreements with Kashiv. In May 2013, Amneal entered into a sublease agreement with Kashiv for a portion of one of its research and development facilities. The sublease automatically renews annually if not terminated and has an annual base rent of $1.8 million. Rental income from the related-party sublease for the year ended December 31, 2017 was $1.9 million, and for both of the years ended December 31, 2016 and 2015 was $1.8 million. At December 31, 2017 and 2016, receivables of $10.4 million and $0.4 million were due from the related party, respectively.

Amneal has also entered into various development and commercialization arrangements with Kashiv to collaborate on the development and commercialization of certain generic pharmaceutical products. Kashiv receives a percentage of net profits with respect to Amneal’s sales of these products. The total profit share paid to Kashiv for the year ended December 31, 2017 and 2016 was $10.3 million and $5.3 million, respectively. At December 31, 2017 and 2016 payables of $0.6 million and $4.3 million, respectively, were due to the related party for royalty-related transactions.

In June 2017, Amneal and Kashiv entered a product acquisition and royalty stream purchase agreement (refer to Note 3. Acquisitions and Divestitures). The aggregate purchase price was $25 million on the closing, which has been paid, plus two potential future $5 million earn outs related to the Estradiol Product. The contingent earn outs will be recorded in the period in which they are earned.

Pursuant to a product development agreement, Amneal and Kashiv agreed to collaborate on the development and commercialization of Oxycodone HCI ER Oral Tablets. Under the agreement, this product is owned by Kashiv, with Amneal acting as the exclusive marketing partner and as Kashiv’s agent for filing the product ANDA. Under the agreement, Amneal was also responsible for assuming control of and managing all aspects of the patent litigation arising from the filing of the ANDA, including selecting counsel and settling such proceeding (subject to Kashiv’s consent). In December 2017, Amneal and Kashiv terminated the product development agreement and pursuant to the termination and settlement of the agreement, Kashiv agreed to pay Amneal $7.8 million, an amount equal to the legal costs incurred by Amneal related to the defense of the ANDA. The $7.8 million was recorded within Development contract settlement in the Consolidated Statement of Income for the year ended December 31, 2017 and Related-party receivables in the Consolidated Balance Sheet as of December 31, 2017. The cash payment was received in February 2018.

Adello Biologics, LLC

Adello Biologics, LLC (“Adello”) is an independent clinical stage company engaged in the development of biosimilar pharmaceutical products. Amneal and Adello are parties to a master services agreement pursuant to which, from time to time, Amneal provides human resources & product quality assurance services on behalf of Adello. The parties are also party to a license agreement for parking spaces in Piscataway, NJ. The total amount of net expense paid to Adello from these agreements for the years ended December 31, 2017 and 2016 was $98,000 and $67,000, respectively. The total amount of net income from Adello from these agreements for the period ended December 31, 2015 was $0.2 million. The receivable at December 31, 2016 was $0.3 million.

In March 2017, Amneal entered into a product development agreement with Adello. The collaboration extended the remaining development process to Adello for a complex generic product, while Amneal retained its commercial rights upon approval. Pursuant to the agreement, Adello paid Amneal $10 million for reimbursement of past development costs, which Amneal deferred as a liability and will pay royalties upon commercialization.

In October 2017, Amneal and Adello terminated their product development agreement. Pursuant to the termination agreement, Amneal owed Adello $10.5 million for the up-front payment plus interest. This amount was paid in January 2018 and recognized as a related-party payable in the Consolidated Balance Sheet as of December 31, 2017.

On October 1, 2017, Amneal and Adello entered into a license and commercialization agreement (refer to Note 3. Acquisitions and Divestitures). In connection with the agreement, Amneal paid an upfront amount of $1.5 million in October 2017 which was recorded within Research and development expenses in the Consolidated Statement of Income. The agreement also provides for potential future milestone payments to Adello.

In October 2017, Amneal purchased a building from Adello in Ireland to further support its inhalation dosage form. Amneal issued a promissory note for 12.5 million euros ($14.7 million based on exchange rate as of December 31, 2017) which accrues interest at a rate of 2% per annum, due on or before July 1, 2019.

PharmaSophia, LLC

PharmaSophia, LLC (“PharmaSophia”) is a joint venture formed by Nava Pharma, LLC (“Nava”) and Oakwood Laboratories, LLC for the purpose of developing certain products. Currently PharmaSophia is actively developing two injectable products. PharmaSophia and Nava are parties to a research and development agreement pursuant to which Nava provides research and development services to PharmaSophia. Nava subcontracted this obligation to Amneal, entering into a subcontract research and development services agreement pursuant to which Amneal provides research and development services to Nava in connection with the products being developed by PharmaSophia. The total amount of income earned from these agreements for the years ended December 31, 2017, 2016, and 2015 was $0.3 million. At December 31, 2017 and 2016 receivables of $0.1 million and $0.2 million, respectively, were due from the related party.

Gemini Laboratories, LLC

Gemini Laboratories, LLC (“Gemini”) is an independent specialty pharmaceuticals company focused on promoting niche branded products to endocrinologists, pediatricians, OB/GYNs and other specialist physicians. Gemini also engages in the wholesale distribution of generic pharmaceuticals to compounding pharmacies and to directly dispensing physicians, and promotes and distributes certain branded or quasi-branded products. Gemini predominantly sells products through branded wholesalers and certain compounding pharmacies and partners that service directly dispensing physicians. Amneal and Gemini are parties to various agreements. Total gross profit earned from the sale of inventory to Gemini for the years ended December 31, 2017 and 2016 was $2.6 million and $16.0 million, respectively. The total profit share paid by Gemini for the years ended December 31, 2017,

2016 and 2015 was $11.5 million, $14.9 million, and $22.1 million, respectively. At December 31, 2017 and December 31, 2016, receivables of $4.6 million and $4.8 million were due from the related party, respectively, for profit share earned. At December 31, 2017 and 2016, receivables of $1.1 million and $5.2 million, respectively, were due from the related party from the purchase of inventory.

18.	Commitments and Contingencies

Commitments

Commercial Manufacturing, Collaboration, License, and Distribution Agreements

Amneal continues to seek to enhance its product line and develop a balanced portfolio of differentiated products through product acquisitions and in-licensing. Accordingly, Amneal, in certain instances, may be contractually obligated to make potential future development, regulatory, and commercial milestone, royalty and/or profit sharing payments in conjunction with collaborative agreements or acquisitions that Amneal has entered into with third parties. Amneal has also licensed certain technologies or intellectual property from various third parties. Amneal is generally required to make upfront payments as well as other payments upon successful completion of regulatory or sales milestones. The agreements generally permit Amneal to terminate the agreement with no significant continuing obligation. The payments that could be required to be made pursuant to these other arrangements are not individually significant. These payments are contingent upon the occurrence of certain future events and, given the nature of these events, it is unclear when, if ever, Amneal may be required to pay such amounts. Further, the timing of any future payment is not reasonably estimable.

Contingencies

Amneal’s legal proceedings are complex, constantly evolving and subject to uncertainty. As such, Amneal cannot predict the outcome or impact of the legal proceedings set forth below. While Amneal believes it has valid claims and/or defenses to the matters described below, the nature of litigation is unpredictable and the outcome of the following proceedings could include damages, fines, penalties and injunctive or administrative remedies. For any proceedings where losses are probable and reasonably capable of estimation, Amneal has accrued for such potential loss as described below. While these accruals have been deemed reasonable by Amneal’s management, the assessment process relies heavily on estimates and assumptions that may ultimately prove inaccurate or incomplete. Additionally, unforeseen circumstances or events may lead Amneal to subsequently change its estimates and assumptions. Unless otherwise indicated below, Amneal is at this time unable to estimate the possible loss, if any, associated with such litigation.

Amneal currently intends to vigorously prosecute and/or defend these proceedings as appropriate. From time to time, however, Amneal may settle or otherwise resolve these matters on terms and conditions that it believes to be in its best interest. Resolution of any or all claims, legal proceedings or investigations could have a material adverse effect on Amneal’s results of operations and/or cash flow in any given accounting period, or on Amneal’s overall financial condition.

Legal Contract Settlement

In December 2016, Amneal entered into an agreement with a former development partner to settle a contract dispute. The total amount of the settlement is $2.8 million and is recorded within selling, general and administrative expenses and in Accrued expenses and other liabilities in the Consolidated Balance Sheet as of December 31, 2016. Amneal paid the settlement amount in 2017.

Medicaid Reimbursement Accrual

Amneal is required to provide pricing information to state agencies that administer federal Medicaid programs.

Certain states agencies have alleged that manufacturers have reported improper pricing information, which allegedly caused them to overpay reimbursement costs. Reserves are periodically established by Amneal for any potential claims or settlements of overpayment. Although Amneal intends to vigorously defend against any such claims, Amneal recognized a $15 million accrual during 2014 to provide for any potential penalties. The ultimate settlement of any such potential liability for such claims may be higher or lower than estimated. Amneal believes that all such contingencies are adequately accrued for in the consolidated financial statements for each year presented.

Patent Defense Matters

Amneal is a defendant in a patent infringement action, Merck Sharp & Dohme Corp. v. Amneal Pharmaceuticals LLC, in the U.S. District Court for the District of Delaware. The complaint was filed on March 20, 2015, and involves Amneal’s filing of an ANDA for a generic alternative to Merck’s Nasonex® product. The District Court trial was completed on June 22, 2016. The court issued an opinion finding that Amneal’s proposed generic product did not infringe the asserted patent. Merck filed an appeal of that decision with the Court of Appeals for the Federal Circuit which remains pending. Amneal launched its generic version of the product on April 5, 2017, prior to the rendering of an appellate court decision, and continues to sell the product as of the date of this combined proxy statement/prospectus. Amneal believes that it has substantial meritorious defenses to the claims alleged. However, these actions, if successful, could adversely affect Amneal and could have a material adverse effect on Amneal’s business, results of operations, financial condition and cash flows.

Amneal is a defendant in a patent infringement action, Otsuka Pharmaceutical Co. Ltd. v. Amneal Pharmaceuticals LLC, et al., in the U.S. District Court for the District of New Jersey. The first complaint was filed on March 2, 2015, and involves Amneal’s filing of an ANDA for a generic alternative to Otsuka’s Abilify® tablet product. Otsuka filed an appeal with the Court of Appeals for the Federal Circuit related to rulings from the District Court regarding some of the patents-in-suit. The District Court has not yet set a trial date for the remaining patents-in-suit. Amneal, like a number of other generic manufacturers, has launched its generic version of Otsuka’s Abilify® “at-risk,” prior to the rendering of an appellate court decision, and continues to sell the product as of the date hereof. Amneal believes that it has substantial meritorious defenses to the claims alleged. However, these actions, if successful, could adversely affect Amneal and could have a material adverse effect on Amneal’s business, results of operations, financial condition and cash flows.

Antitrust Litigation

Amneal is a defendant in a class action anti-trust action, Sergeants Benevolent Association Health & Welfare Fund v. Actavis, PLC, et. al., in the U.S. District Court for the Southern District of New York. The complaint was filed on August 19, 2015, and involves patent litigation settlement agreements between Amneal and Forest Laboratories. Amneal was one of a number of pharmaceutical companies named in the lawsuit. The settlement agreement at issue settled the patent litigation between Forest Laboratories and Amneal regarding Namenda© immediate release tablets. On September 13, 2016, the court denied the defendants’ motion to dismiss with respect to the federal claims and stayed the state law claims pending against Amneal and the other generic pharmaceutical company defendants until the federal claims are resolved. The court denied the defendants’ motion to dismiss with respect to the state law claims without prejudice to renew the motion after the federal claims have been resolved. The court cited the interests of judicial economy and the myriad state antitrust and unfair business practices laws as the basis for severing the state law claims and placing them on the court’s inactive docket. The court’s decision places the entirety of the claims pending against Anneal and the other generic pharmaceutical companies on the court’s inactive docket, which effectively stays the litigation as to Amneal until the federal claims are resolved or until the court removes those claims from its inactive docket. Amneal believes that it has substantial meritorious defenses to the claims alleged. However, these actions, if successful, could adversely affect Amneal and could have a material adverse effect on Amneal’s business, results of operations, financial condition and cash flows.

From time to time, Amneal may become subject to other legal proceedings, claims or litigation arising in the ordinary course of business. In addition, Amneal may receive letters alleging infringement of patents or other IP rights. If an unfavorable outcome were to occur in litigation, the impact could be material to Amneal’s business, financial condition, cash flow or results of operations, depending on the specific circumstances of the outcome.

Legal Settlement Gain

In December 2015, Amneal filed an anti-competitive claim against the innovator of Suboxone, a combination of active pharmaceutical ingredients Buprenorphine and Naloxone. The claim alleged anti-competitive conduct involving three kinds of activity which were closely related to delay generic entry and, in the meantime, to convert patients to another dosage form not subject to generic competition. As a result of these alleged anticompetitive activities, Amneal lost profits since it was restricted from entering the market to sell its generic version.

In July 2017, Amneal entered into a settlement with the innovator for $25 million, which was received in cash in August 2017. Amneal recorded a net legal settlement gain of $21.5 million, net of legal fees for the year ended December 31, 2017.

19.	Employee Benefit Plan

Amneal sponsors a defined contribution retirement plan. Substantially all of Amneal’s employees are eligible to be enrolled in the employer-sponsored contributory retirement savings plan, which include features under Section 401(k) of the Internal Revenue Code of 1986, as amended, and provides for company matching contributions. Amneal’s contributions to the plan are determined by its Board of Directors subject to certain minimum requirements as specified in the plan. For the years ended December 31, 2017, 2016, and 2015, Amneal made matching contributions of 50% of employee contributions up to a maximum of 6% of employee compensation, equal to $2.6 million, $2.1 million, and $1.5 million, respectively.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders

Impax Laboratories, Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Impax Laboratories, Inc. and subsidiaries (the Company) as of December 31, 2017 and 2016, and the related consolidated statements of operations, comprehensive (loss) income, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2017, and the related notes and the consolidated financial statement schedule, “Schedule II—Valuation and Qualifying Accounts” (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results its operations and its cash flows for each of the years in the three-year period ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 1, 2018 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG LLP

We have served as the Company’s auditor since 2011.

Philadelphia, Pennsylvania

March 1, 2018

IMPAX LABORATORIES, INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share data)

	December 31, 2017	December 31, 2016
Assets
Current assets:
Cash and cash equivalents	$181,778	$180,133
Accounts receivable, net	240,753	257,368
Inventory, net	158,471	175,230
Prepaid expenses and other current assets	21,086	14,897
Income tax receivable	61,201	3,513
Assets held for sale	32,266	—

Total current assets	695,555	631,141
Property, plant and equipment, net	124,813	233,372
Intangible assets, net	262,467	620,466
Goodwill	207,329	207,329
Deferred income taxes, net	—	69,866
Other non-current assets	61,136	60,844

Total assets	$1,351,300	$1,823,018

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$81,093	$58,952
Accrued expenses	248,127	244,653
Liabilities held for sale	7,170	—
Current portion of long-term debt, net	17,848	17,719

Total current liabilities	354,238	321,324
Long-term debt, net	769,524	813,545
Deferred income taxes	3,226	—
Other non-current liabilities	37,111	64,175

Total liabilities	1,164,099	1,199,044

Commitments and contingencies (Note 18)
Stockholders’ equity:
Preferred stock, $0.01 par value; 2,000,000 shares authorized; No shares issued or outstanding at December 31, 2017 and 2016	—	—
Common stock, $0.01 par value; 150,000,000 shares authorized; 74,234,076 issued and 73,990,347 outstanding shares at December 31, 2017; 73,948,340 issued and 73,704,611 outstanding shares at December 31, 2016	742	739
Treasury stock at cost: 243,729 shares at December 31, 2017 and 2016	(2,157)	(2,157)
Additional paid-in capital	559,632	535,056
Retained (deficit) earnings	(372,445)	98,192
Accumulated other comprehensive income (loss)	1,429	(7,856)

Total stockholders’ equity	187,201	623,974

Total liabilities and stockholders’ equity	$1,351,300	$1,823,018

The accompanying notes are an integral part of these consolidated financial statements.

IMPAX LABORATORIES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share and per share data)

	Years Ended December 31,
	2017	2016	2015
Revenues:
Impax Generics, net	$549,077	$606,320	$710,932
Impax Specialty Pharma, net	226,710	218,109	149,537

Total revenues, net	775,787	824,429	860,469

Cost of revenues	535,123	486,899	500,762
Cost of revenues impairment charges	96,865	488,632	7,303

Gross profit (loss)	143,799	(151,102)	352,404

Operating expenses:
Selling, general and administrative	216,270	201,830	201,287
Research and development	80,847	80,466	70,622
In-process research and development impairment charges	192,809	52,965	6,360
Fixed asset impairment charges	82,508	—	—
Change in fair value of contingent consideration	(31,048)	—	—
Patent litigation	5,105	7,819	4,567

Total operating expenses	546,491	343,080	282,836

(Loss) income from operations	(402,692)	(494,182)	69,568

Other income (expense):
Interest expense, net	(53,412)	(40,419)	(26,226)
Reserve for Turing receivable	(3,999)	(40,312)	—
Gain on sale of assets	17,236	175	45,574
Loss on debt extinguishment	(1,215)	—	(16,903)
Net change in fair value of derivatives	—	—	(13,000)
Other, net	(6,879)	(1,587)	355

(Loss) income before income taxes	(450,961)	(576,325)	59,368
Provision for (benefit from) income taxes	18,326	(104,294)	20,371

Net (loss) income	$(469,287)	$(472,031)	$38,997

Net (loss) income per common share:
Basic	$(6.53)	$(6.63)	$0.56

Diluted	$(6.53)	$(6.63)	$0.54

Weighted-average common shares outstanding:
Basic	71,856,950	71,147,397	69,640,417

Diluted	71,856,950	71,147,397	72,027,344

The accompanying notes are an integral part of these consolidated financial statements.

IMPAX LABORATORIES, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

(In thousands)

	Years Ended December 31,
	2017	2016	2015
Net (loss) income	$(469,287)	$(472,031)	$38,997
Other comprehensive (loss) income component:
Currency translation adjustments	9,285	2,607	(4,454)

Comprehensive (loss) income	$(460,002)	$(469,424)	$34,543

The accompanying notes are an integral part of these consolidated financial statements.

IMPAX LABORATORIES, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(In thousands)

	Common Stock			Additional Paid-in Capital		Accumulated Other Comprehensive Income (Loss)
	Number of Shares	Par Value	Treasury Stock		Retained (deficit) Earnings		Total
Balance, December 31, 2014	71,228	$714	$(2,157)	$364,103	$531,226	$(6,009)	$887,877

Net income	—	—	—	—	38,997	—	38,997
Other comprehensive loss:
Currency translation adjustment	—	—	—	—	—	(4,454)	(4,454)
Exercises of stock options, issuances of restricted stock and sales of common stock under ESPP	1,698	15	—	(3,533)	—	—	(3,518)
Share-based compensation	—	—	—	28,613	—	—	28,613
Sale of warrants	—	—	—	88,320	—	—	88,320
Reclassification of derivatives to equity, net of related taxes	—	—	—	21,038	—	—	21,038
Tax benefit related to exercises of stock options and vestings of restricted stock	—	—	—	5,536	—	—	5,536

Balance, December 31, 2015	72,926	729	(2,157)	504,077	570,223	(10,463)	1,062,409

Net loss	—	—	—	—	(472,031)	—	(472,031)
Other comprehensive income:
Currency translation adjustment	—	—	—	—	—	2,607	2,607
Exercises of stock options, issuances of restricted stock and sales of common stock under ESPP	1,022	10	—	(612)	—	—	(602)
Share-based compensation	—	—	—	32,180	—	—	32,180
Tax benefit related to exercises of stock options and vestings of restricted stock	—	—	—	(589)	—	—	(589)

Balance, December 31, 2016	73,948	739	(2,157)	535,056	98,192	(7,856)	623,974

Cumulative effect of change in accounting principle (Note 3)	—	—	—	1,350	(1,350)	—	—
Net loss	—	—	—	—	(469,287)	—	(469,287)
Other comprehensive income:
Currency translation adjustment	—	—	—	—	—	9,285	9,285
Exercises of stock options, issuances of restricted stock and sales of common stock under ESPP	286	3	—	(2,855)	—	—	(2,852)
Share-based compensation	—	—	—	26,258	—	—	26,258
Other	—	—	—	(177)	—	—	(177)

Balance, December 31, 2017	74,234	$742	$(2,157)	$559,632	$(372,445)	$1,429	$187,201

The accompanying notes are an integral part of these consolidated financial statements.

IMPAX LABORATORIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Years Ended December 31,
	2017	2016	2015
Cash flows from operating activities:
Net (loss) income	$(469,287)	$(472,031)	$38,997
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortization	109,449	88,348	68,637
Non-cash interest expense	25,950	22,845	11,230
Share-based compensation expense	26,258	32,180	28,613
Deferred income taxes, net and uncertain tax positions	74,873	(127,405)	(29,558)
Intangible asset impairment charges	289,674	541,597	13,664
Reserve for Turing receivable	3,999	40,312	—
Fixed asset impairment charges	82,508	—	—
Gain on sale of assets	(17,236)	(175)	(45,574)
Loss on debt extinguishment	1,215	—	16,903
Change in fair value of contingent consideration	(31,048)	—	—
Net change in fair value of derivatives	—	—	13,000
Recognition of deferred revenue	—	—	(4,310)
Other	(1,018)	2,853	(81)
Changes in certain assets and liabilities:
Accounts receivable	12,552	26,771	(121,110)
Inventory	6,650	(45,561)	(14,035)
Prepaid expenses and other assets	(65,576)	(573)	9,330
Accounts payable and accrued expenses	32,377	(27,949)	107,402
Other liabilities	2,882	2,638	(656)

Net cash provided by operating activities	84,222	83,850	92,452

Cash flows from investing activities:
Payment for business acquisition (net of cash acquired)	(121)	(585,800)	(691,348)
Purchases of property, plant and equipment	(26,749)	(49,402)	(25,199)
Proceeds from sales of property, plant and equipment	9,111	1,360	—
Payments for licensing agreements	(50)	(3,500)	(5,850)
Investment in cash surrender value of insurance	(4,750)	(4,750)	(4,750)
Proceeds from cash surrender value of insurance	529	—	—
Proceeds from repayment of Tolmar loan	—	15,000	—
Proceeds from sale of intangible assets	12,350	—	59,546
Maturities of short-term investments	—	—	200,064

Net cash used in investing activities	(9,680)	(627,092)	(467,537)

IMPAX LABORATORIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Years Ended December 31,
	2017	2016	2015
Cash flows from financing activities:
Proceeds from sale of convertible notes	—	—	600,000
Proceeds from issuance of term loan	—	400,000	435,000
Repayment of term loan	(70,000)	(5,000)	(435,000)
Payment of deferred financing fees	(818)	(11,867)	(36,941)
Purchase of bond hedge derivative asset	—	—	(147,000)
Proceeds from sale of warrants	—	—	88,320
Payment of withholding taxes related to restricted stock awards	(4,231)	(9,842)	(14,990)
Proceeds from exercises of stock options and ESPP	1,379	9,239	11,472

Net cash (used in) provided by financing activities	(73,670)	382,530	500,861

Effect of exchange rate changes on cash and cash equivalents	773	494	(298)

Net increase (decrease) in cash and cash equivalents	1,645	(160,218)	125,478
Cash and cash equivalents, beginning of year	180,133	340,351	214,873

Cash and cash equivalents, end of year	$181,778	$180,133	$340,351

Supplemental disclosure of cash flow information:
Cash paid for interest	$28,374	$18,139	$15,365
Cash paid for income taxes, net	$2,928	$23,053	$43,223
Supplemental disclosure of non-cash investing activity:
Fair value of contingent consideration issued in business acquisition	$—	$30,100	$—

The accompanying notes are an integral part of these consolidated financial statements.

IMPAX LABORATORIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS

Operating and Reporting Structure

Impax Laboratories, Inc. (“Impax” or the “Company”) is a specialty pharmaceutical company that focuses on developing, manufacturing, marketing and distributing generic and branded pharmaceutical products. The Company has two reportable segments, referred to as “Impax Generics” and “Impax Specialty Pharma.” The Impax Generics division includes the Company’s legacy Global Pharmaceuticals business as well as the acquired businesses from the Company’s acquisition of Tower Holdings, Inc. (“Tower”) and its subsidiaries on March 9, 2015 (the “Tower Acquisition”).

The Impax Generics division focuses on a broad range of therapeutic areas, including products having technically challenging drug-delivery mechanisms or unique product formulations. In addition to developing solid oral dosage products, the Impax Generics division’s portfolio includes alternative dosage form products, primarily through alliance and collaboration agreements with third parties. Impax Generics develops, manufactures, sells, and distributes generic pharmaceutical products primarily through the following four sales channels: the “Impax Generics” sales channel, for generic pharmaceutical prescription products the Company sells directly to wholesalers, large retail drug chains, and others; the “Private Label” sales channel, for generic pharmaceutical over-the-counter (“OTC”) and prescription products the Company sells to unrelated third-party customers who, in turn, sell the product to third parties under their own label; the “Rx Partner” sales channel, for generic prescription products sold through unrelated third-party pharmaceutical entities under their own label pursuant to alliance agreements; and the “OTC Partner” sales channel, for generic pharmaceutical OTC products sold through unrelated third-party pharmaceutical entities under their own labels pursuant to alliance and supply agreements. Revenues from generic products are reported under the caption “Impax Generics, net.”

The Impax Specialty Pharma division includes the legacy Impax Pharmaceuticals business as well as the acquired business of Amedra Pharmaceuticals, LLC (“Amedra”) from the Tower Acquisition. The Company’s Impax Specialty Pharma division is focused on the development and promotion, through the Company’s specialty sales force, of proprietary branded pharmaceutical products for the treatment of central nervous system (“CNS”) disorders and other select specialty segments. Impax Specialty Pharma currently has one internally developed branded pharmaceutical product, Rytary® (IPX066), an extended release oral capsule formulation of carbidopa-levodopa for the treatment of Parkinson’s disease, post-encephalitic parkinsonism, and parkinsonism that may follow carbon monoxide intoxication and/or manganese intoxication, which was approved by the FDA on January 7, 2015 and which the Company began marketing in the United States (“U.S.”) in April 2015. The Company received marketing authorization from the European Commission for Numient® (the brand name of IPX066 outside of the United States) during the fourth quarter of fiscal year 2015. In addition to Rytary®, Impax Specialty Pharma is also currently engaged in the sale and distribution of four other branded products; the more significant include Zomig® (zolmitriptan) products, indicated for the treatment of migraine headaches, under the terms of a Distribution, License, Development and Supply Agreement with AstraZeneca UK Limited (“AstraZeneca”) in the United States and in certain U.S. territories (as amended, the “AZ Agreement”), and Emverm® (mebendazole) 100 mg chewable tablets, indicated for the treatment of pinworm, whipworm, common roundworm, common hookworm, and American hookworm in single or mixed infections. Revenues from branded products are reported under the caption “Impax Specialty Pharma sales, net.” Impax Specialty Pharma also has a number of product candidates that are in varying stages of development. See “Note 20. Segment Information,” for financial information about our segments for the years ended December 31, 2017, 2016 and 2015.

Operating Locations

As of December 31, 2017, the Company owned and/or leased facilities in California, Pennsylvania, New Jersey and Taiwan, Republic of China (“R.O.C.”). In California, the Company utilizes a combination of owned and leased facilities mainly located in Hayward. The Company’s primary properties in California consist of a leased office building used as the Company’s corporate headquarters, in addition to four properties it owns, including a research and development center facility and a manufacturing facility. Additionally, the Company leases two facilities in Hayward, utilized for additional research and development, equipment storage and quality assurance support. In Pennsylvania, the Company leases office space for sales and marketing, finance, and administrative personnel in Fort Washington. In New Jersey, the Company leases manufacturing, packaging, research and development and warehousing facilities in Middlesex and office space in Bridgewater.

During the year ended December 31, 2017, the Company closed its Middlesex, New Jersey manufacturing facility and on February 6, 2018, we completed the sale of Impax Laboratories (Taiwan), Inc. (“Impax Taiwan”) through a stock and purchase agreement.

Business Combination with Amneal Pharmaceuticals LLC

On October 17, 2017, the Company entered into a Business Combination Agreement (the “Business Combination Agreement”) with Atlas Holdings, Inc., a Delaware corporation and a wholly-owned subsidiary of the Company (“Holdco”), K2 Merger Sub Corporation, a Delaware corporation and a wholly-owned subsidiary of Holdco (“Merger Sub”), and Amneal Pharmaceuticals LLC (“Amneal”). The Business Combination Agreement was unanimously approved by the board of directors of the Company on October 16, 2017. Consummation of the Transactions is subject to customary closing conditions, including, among other things, the approval of the Company’s stockholders holding a majority of the outstanding Company Common Stock entitled to vote. The Company and Amneal expect the merger to close in the first half of 2018. However, the Company cannot predict with certainty when, or if, the merger will be completed because completion of the merger is subject to conditions beyond the control of the Company.

At the closing (the “Closing”) of the transactions contemplated by the Business Combination Agreement (the “Transactions”), (i) Merger Sub will merge with and into the Company (the “Impax Merger”), with the Company surviving the Impax Merger as a direct wholly-owned subsidiary of Holdco, (ii) each share of the Company’s common stock issued and outstanding immediately prior to the Impax Merger, other than Company Common Stock held by the Company in treasury, by Amneal or by any of their respective subsidiaries, will be converted into the right to receive one fully paid and nonassessable share of Class A common stock of Holdco, (“Holdco Class A Common Stock”), (iii) the Company will convert to a limited liability company pursuant to the General Corporation Law of the State of Delaware and the Delaware Limited Liability Company Act, (iv) Holdco will contribute to Amneal all of Holdco’s equity interests in the Company to Amneal, in exchange for common units of Amneal, (v) Holdco will issue an aggregate number of shares of Class B common stock of Holdco, par value $0.01 per share (“Holdco Class B Common Stock”, and together with Holdco Class A Common Stock, “Holdco Common Stock”) to the existing members of Amneal (the Existing “Amneal Members”) and (vi) Holdco will become the managing member of Amneal. Upon closing of the transactions, the combination will be accounted for as a business combination under the acquisition method of accounting in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 805, “Business Combinations,” with Amneal treated as the “acquirer” and Impax treated as the “acquired” company for financial reporting purposes. In connection with the Closing, Holdco will be renamed Amneal Pharmaceuticals, Inc. (“New Amneal”).

Immediately following the Closing, (i) the Existing Amneal Members will hold 100% of Holdco Class B Common Stock, which, together with their common units of Amneal, will represent approximately 75% of the voting power and economic interests in New Amneal, and (ii) the Company’s stockholders immediately prior to the Closing will hold 100% of the Holdco Class A Common Stock, which will represent approximately 25% of the voting power and economic interests in New Amneal.

Consummation of the Transactions is subject to customary closing conditions, including, among other things, (i) the approval of the Company’s stockholders holding a majority of the outstanding Company Common

Stock entitled to vote (the “Requisite Stockholder Approval”), (ii) expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and (iii) NYSE listing approval for Holdco Class A Common Stock. The obligation to consummate the Transactions is also conditioned upon each party’s representations and warranties being true and correct (subject to certain materiality exceptions) and each party having performed in all material respects its obligations under the Business Combination Agreement.

The Business Combination Agreement contains customary and reciprocal representations and warranties of the Company and Amneal, many of which are subject to and qualified by materiality qualifiers. The Company and Amneal have also made customary covenants in the Business Combination Agreement regarding the operation of their respective businesses and the businesses of their respective subsidiaries in the ordinary course prior to the Closing.

The Business Combination Agreement also contains a customary “no shop” covenant prohibiting the Company from soliciting proposals for alternative proposals to acquire the Company, or providing information or participating in any discussions in connection with any such proposals. However, prior to adoption of the Business Combination Agreement by the Company’s stockholders, the Board may, in the exercise of its fiduciary duties, (i) withhold, withdraw, qualify or modify its recommendation that the Company’s stockholders adopt the Business Combination Agreement in connection with certain intervening events, or (ii) terminate the Business Combination Agreement to enter into an agreement in connection with an alternative proposal to acquire the Company that is more favorable to the Company’s stockholders from a financial point of view than the Transactions (a “Superior Proposal”), in each case, subject to complying with certain notice and other specified requirements, including giving Amneal the opportunity to propose revisions to the terms of the Transactions and the payment of the Termination Fee (as defined below).

Consummation of the Transactions is not subject to a financing condition. However, Amneal is required to use its reasonable best efforts to obtain financing to (i) fund repayment of the Company’s Notes and refinance the RBC Credit Facilities and (ii) refinance outstanding Amneal debt. The Company is required to use reasonable best efforts to provide cooperation in connection with the financing process.

The Business Combination Agreement may be terminated by each of the Company and Amneal under certain circumstances, including if the Closing does not occur on or before July 17, 2018 (the “Outside Date”). Amneal also has certain additional termination rights, including in connection with a change of the Impax Board’s recommendation that the Company’s stockholders adopt and approve the Business Combination Agreement. The Company is required to pay Amneal a termination fee of $45.0 million (the “Termination Fee”) in connection with such a termination by Amneal, as well as under certain other circumstances, including if the Business Combination Agreement is terminated by the Company in connection with a Superior Proposal (as defined in the Business Combination Agreement). Additionally, Amneal will be entitled to reimbursement for up to $15.0 million of its reasonable out-of-pocket expenses incurred in connection with the Business Combination Agreement and the Transactions if the Business Combination Agreement is terminated due to the failure to obtain the Requisite Stockholder Approval.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

As of December 31, 2017, the consolidated financial statements of the Company include the accounts of the operating parent company, Impax Laboratories, Inc., its wholly owned subsidiaries, including Impax Laboratories USA, LLC, Impax Laboratories (Taiwan), Inc., ThoRx Laboratories, Inc., Impax International Holdings, Inc., Impax Holdings, LLC, Impax Laboratories (Netherlands) C.V., Impax Laboratories (Netherlands) B.V., Impax Laboratories Ireland Limited, Atlas Holdings, Inc., Lineage and Tower, including operating subsidiaries CorePharma LLC, Amedra Pharmaceuticals LLC, Mountain LLC and Trail Services, Inc., and

Prohealth Biotech (Taiwan), Inc. (“Prohealth”). The Company acquired all the issued and outstanding share capital in Prohealth on October 24, 2017 and previously held a 57.54% majority ownership interest in the entity prior to such date. All significant intercompany accounts and transactions have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States (“U.S. GAAP”) and the rules and regulations of the U.S. Securities & Exchange Commission (“SEC”) requires the use of estimates and assumptions, based on complex judgments considered reasonable, which affect the reported amounts of assets and liabilities and disclosure of contingent assets and contingent liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant judgments are employed in estimates used in determining values of tangible and intangible assets, contingent consideration, legal contingencies, tax assets and tax liabilities, fair value of share-based compensation related to equity incentive awards issued to employees and directors, and estimates used in applying the Company’s revenue recognition policy, including those related to accrued chargebacks, rebates, product returns, Medicare, Medicaid, and other government rebate programs, shelf-stock adjustments, and the timing and amount of deferred and recognized revenue and deferred and amortized product manufacturing costs related to alliance and collaboration agreements. Actual results may differ from estimated results.

Reclassifications

Certain prior year amounts have been reclassified to conform to the presentation for the year ended December 31, 2017.

Revenue Recognition

The Company recognizes revenue when the earnings process is complete, which under SEC Staff Accounting Bulletin No. 104, Topic No. 13, “Revenue Recognition” (“SAB 104”), is when revenue is realized or realizable and earned, there is persuasive evidence a revenue arrangement exists, delivery of goods or services has occurred, the sales price is fixed or determinable, and collectability is reasonably assured.

The Company accounts for material revenue arrangements which contain multiple deliverables in accordance with FASB ASC Topic 605-25, Revenue Recognition—Multiple Element Arrangements (“ASC 605-25”), which addresses the determination of whether an arrangement involving multiple deliverables contains more than one unit of accounting. A delivered item within an arrangement is considered a separate unit of accounting only if both of the following criteria are met:

•	the delivered item has value to the customer on a stand-alone basis; and

•	if the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item is considered probable and substantially in the control of the vendor.

Under ASC Topic 605-25, if both of the criteria above are not met, then separate accounting for the individual deliverables is not appropriate. Revenue recognition for arrangements with multiple deliverables constituting a single unit of accounting is recognized generally over the greater of the term of the arrangement or the expected period of performance, either on a straight-line basis or on a modified proportional performance method.

The Company accounts for milestones related to research and development activities in accordance with FASB ASC Topic 605-28, Revenue Recognition—Milestone Method (“ASC 605-28”). ASC Topic 605-28 allows for the recognition of consideration, which is contingent on the achievement of a substantive milestone, in its entirety in the period the milestone is achieved. A milestone is considered to be substantive if all of the following criteria are met:

•	the milestone is commensurate with either: (1) the performance required to achieve the milestone, or (2) the enhancement of the value of the delivered items resulting from the performance required to achieve the milestone;

•	the milestone relates solely to past performance; and

•	the milestone payment is reasonable relative to all of the deliverables and payment terms within the agreement.

Impax Generics revenues, net, and Impax Specialty Pharma revenues, net

The Impax Generics revenues, net and Impax Specialty Pharma revenues, net include revenue recognized related to shipments of generic and branded pharmaceutical products to the Company’s customers, primarily drug wholesalers and retail chains. Gross sales revenue is recognized at the time title and risk of loss passes to the customer, which is generally when product is received by the customer. Net revenues may include deductions from the gross sales price related to estimates for chargebacks, rebates and administrative fees, distribution service fees, returns, shelf-stock adjustments, and other pricing adjustments. The Company records an estimate for these deductions in the same period when revenue is recognized. A description of each of these gross-to-net deductions follows.

•	Chargebacks

The Company has agreements establishing contract prices for certain products with certain indirect customers, such as retail pharmacy chains, group purchasing organizations, managed care organizations, hospitals and government agencies who purchase products from drug wholesalers. The contract prices are lower than the prices the customer would otherwise pay to the wholesaler, and the price difference is referred to as a chargeback, which generally takes the form of a credit memo issued by the Company to reduce the invoiced gross selling price charged to the wholesaler. An estimated accrued provision for chargeback deductions is recognized at the time of product shipment. The primary factors considered when estimating the provision for chargebacks are the average historical chargeback credits given, the mix of products shipped, and the amount of inventory on hand at the major drug wholesalers with whom the Company does business. The Company also monitors actual chargebacks granted and compares them to the estimated provision for chargebacks to assess the reasonableness of the chargeback reserve at each quarterly balance sheet date.

•	Rebates and Administrative Fees

The Company maintains various rebate and administrative fee programs with its customers in an effort to maintain a competitive position in the marketplace and to promote sales and customer loyalty. The rebates generally take the form of a credit memo to reduce the invoiced gross selling price charged to a customer for products shipped. An estimated accrued provision for rebate deductions is recognized at the time of product shipment. The primary factors the Company considers when estimating the provision for rebates are the average historical experience of aggregate credits issued, the mix of products shipped and the historical relationship of rebates as a percentage of total gross product sales, the contract terms and conditions of the various rebate programs in effect at the time of shipment, and the amount of inventory on hand at the major drug wholesalers with whom the Company does business. The Company also monitors actual rebates granted and compares them to the estimated provision for rebates to assess the reasonableness of the rebate reserve at each quarterly balance sheet date.

•	Distribution Service Fees

The Company pays distribution service fees to several of its wholesaler customers related to sales of its Impax Products. The wholesalers are generally obligated to provide the Company with periodic outbound sales information as well as inventory levels of the Company’s Impax Products held in their warehouses. Additionally, the wholesalers have agreed to manage the variability of their purchases and inventory levels within specified days on hand limits. An accrued provision for distribution service fees is recognized at the time products are shipped to wholesalers.

•	Returns

The Company allows its customers to return product if approved by authorized personnel in writing or by telephone with the lot number and expiration date accompanying any request and if such products are returned within six months prior to or until twelve months following, the product’s expiration date. The Company estimates and recognizes an accrued provision for product returns as a percentage of gross sales based upon historical experience. The product return reserve is estimated using a historical lag period, which is the time between when the product is sold and when it is ultimately returned, and estimated return rates which may be adjusted based on various assumptions including: changes to internal policies and procedures, business practices, commercial terms with customers, and the competitive position of each product; the amount of inventory in the wholesale and retail supply chain; the introduction of new products; and changes in market sales information. The Company also considers other factors, including significant market changes which may impact future expected returns, and actual product returns. The Company monitors actual returns on a quarterly basis and may record specific provisions for returns it believes are not covered by historical percentages.

•	Shelf-Stock Adjustments

Based upon competitive market conditions, the Company may reduce the selling price of certain Impax Generics division products. The Company may issue a credit against the sales amount to a customer based upon their remaining inventory of the product in question, provided the customer agrees to continue to make future purchases of product from the Company. This type of customer credit is referred to as a shelf-stock adjustment, which is the difference between the initial sales price and the revised lower sales price, multiplied by an estimate of the number of product units on hand at a given date. Decreases in selling prices are discretionary decisions made by the Company in response to market conditions, including estimated launch dates of competing products and declines in market price. The Company records an estimate for shelf-stock adjustments in the period it agrees to grant such a credit memo to a customer.

•	Cash Discounts

The Company offers cash discounts to its customers, generally 2% to 3% of the gross selling price, as an incentive for paying within invoice terms, which generally range from 30 to 90 days. An estimate of cash discounts is recorded in the same period when revenue is recognized.

•	Medicaid and Other U.S. Government Pricing Programs

As required by law, the Company provides a rebate on drugs dispensed under the Medicaid program, Medicare Part D, TRICARE, and other U.S. government pricing programs. The Company determines its estimated government rebate accrual primarily based on historical experience of claims submitted by the various states and other jurisdictions and any new information regarding changes in the various programs which may impact the Company’s estimate of government rebates. In determining the appropriate accrual amount, the Company considers historical payment rates and processing lag for outstanding claims and payments. The Company records estimates for government rebates as a deduction from gross sales, with a corresponding adjustment to accrued liabilities.

•	Rx Partner and OTC Partner

The Rx Partner and OTC Partner contracts include revenue recognized under alliance and collaboration agreements between the Company and unrelated third-party pharmaceutical companies. The Company has entered into these alliance agreements to develop marketing and/or distribution relationships with its partners to fully leverage its technology platform.

The Rx Partners and OTC Partners alliance agreements obligate the Company to deliver multiple goods and/or services over extended periods. Such deliverables include manufactured pharmaceutical products, exclusive and semi-exclusive marketing rights, distribution licenses, and research and development services. In exchange for these deliverables the Company receives payments from its agreement partners for product shipments and research and development services, and may also receive other payments including royalties, profit sharing payments, and upfront and periodic milestone payments. Revenue received from the alliance agreement partners for product shipments under these agreements is not subject to deductions for chargebacks, rebates, product returns, and other pricing adjustments. Royalty and profit sharing amounts the Company receives under these agreements are calculated by the respective agreement partner, with such royalty and profit share amounts generally based upon estimates of net product sales or gross profit which include estimates of deductions for chargebacks, rebates, product returns, and other adjustments the alliance agreement partners may negotiate with their respective customers. The Company records the agreement partner’s adjustments to such estimated amounts in the period the agreement partner reports the amounts to the Company.

The Company applies the updated guidance of FASB ASC Topic 605-25 to the Strategic Alliance Agreement, as amended with Teva Pharmaceuticals USA, Inc., an affiliate of Teva Pharmaceutical Industries Limited (the “Teva Agreement”). The Company looks to the underlying delivery of goods and/or services which give rise to the payment of consideration under the Teva Agreement to determine the appropriate revenue recognition. The Company initially defers consideration received as a result of research and development-related activities performed under the Teva Agreement. The Company recognizes deferred revenue on a straight-line basis over the expected period of performance for such services. Consideration received as a result of the manufacture and delivery of products under the Teva Agreement is recognized at the time title and risk of loss passes to the customer, which is generally when product is received by Teva. The Company recognizes profit share revenue in the period earned.

OTC Partner revenue was previously, related to agreements with Pfizer, Inc., formerly Wyeth LLC (“Pfizer”) and L. Perrigo Company (“Perrigo”) with respect to the supply of the Company’s over-the-counter pharmaceutical product Loratadine and Pseudoephedrine Sulfate 5 mg/120 mg 12-hour Extended Release Tablets (the “D12 Product”). Following the expiration of the Company’s obligation to supply the D12 Product to Pfizer and Perrigo as described below, the company does not currently sell any over-the-counter pharmaceutical products. The Company previously recognized profit share revenue in the period earned. During the quarter ended September 30, 2016, the Company sold the ANDAs for both the D12 Product and the Loratadine and Pseudoephedrine Sulfate 10 mg/240 mg 24-hour Extended Release Tablets, in addition to other specified assets, to Perrigo pursuant to an asset purchase agreement with Perrigo dated as of March 31, 2016 (the “Perrigo APA”). Under the terms of the Perrigo APA, the Company was required to continue to supply the D-12 Product to Pfizer and Perrigo until the date that was the earliest of (i) the date Perrigo’s manufacturing facility is approved to manufacture the D-12 Product and (ii) December 31, 2017. On November 30, 2017, the Company assigned and transferred its supply agreement with Pfizer in its entirety to Perrigo in accordance with the Perrigo APA.

•	Research Partner

The Research Partner contract revenue results from development agreements the Company enters into with unrelated third-party pharmaceutical companies. The development agreements generally obligate the Company to provide research and development services over multiple periods. In exchange for this service, the Company generally receives upfront payments upon signing of each development agreement and is eligible to receive contingent milestone payments, payment of which is based upon the achievement of contractually specified events. Additionally, the Company may also receive royalty payments from the sale, if any, of a successfully developed and commercialized product under one of these development agreements. The Company recognizes revenue received from the achievement of contingent research and development milestones in the period such payment is earned. Royalty revenue, if any, will be recognized as current period revenue when earned.

Cash and Cash Equivalents

The Company considers all short-term investments with a maturity of three months or less at the date of purchase to be cash equivalents. Cash and cash equivalents are stated at cost, which, for cash equivalents, approximates fair value due to the short-term nature. The Company is potentially subject to financial instrument concentration of credit risk through its cash and cash equivalents.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk are cash, cash equivalents and accounts receivable. Cash is held on deposit in demand accounts at large financial institutions in amounts in excess of the Federal Deposit Insurance Corporation (FDIC) insurance coverage limit of $250,000 per depositor, per FDIC-insured bank, per ownership category. Cash equivalents are comprised of highly-rated money market funds. The Company limits its credit risk with respect to accounts receivable by performing credit evaluations of customers when deemed necessary. The Company does not require collateral to secure amounts due from its customers.

The following tables present the percentage of total accounts receivable and gross revenues represented by the Company’s three largest customers as of and for the years ended December 31, 2017, 2016 and 2015:

Percent of Total Accounts Receivable	2017	2016	2015
Customer #1	44.7%	36.2%	52.4%
Customer #2	23.6%	35.6%	24.8%
Customer #3	23.4%	20.5%	14.4%

Top three largest customers	91.7%	92.3%	91.6%

Percent of Gross Revenues	2017	2016	2015
Customer #1	32.9%	40.1%	45.6%
Customer #2	30.0%	28.4%	21.7%
Customer #3	25.0%	20.1%	18.8%

Top three largest customers	87.9%	88.6%	86.1%

Allowance for Doubtful Accounts

The Company maintains allowances for doubtful accounts for estimated losses resulting from amounts deemed to be uncollectible from its customers; these allowances are for specific amounts on certain accounts based on facts and circumstances determined on a case-by-case basis.

Inventory

Inventory is stated at the lower of cost or net realizable value. Cost is determined using a standard cost method, and the cost flow assumption is first in, first out (“FIFO”) flow of goods. Standard costs are revised annually, and significant variances between actual costs and standard costs are apportioned to inventory and cost of goods sold based upon inventory turnover. Costs include materials, labor, quality control, and production overhead. Inventory is adjusted for short-dated, unmarketable inventory equal to the difference between the cost of inventory and the estimated value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by the Company, additional inventory write-downs may be required. Consistent with industry practice, the Company may build pre-launch inventories of certain products which are pending required approval from the FDA and/or resolution of patent infringement litigation, when, in the Company’s assessment, such action is appropriate to prepare for the anticipated commercial launch and FDA approval is expected in the near term and /or the related litigation will be resolved in the Company’s favor. The Company accounts for all costs of idle facilities, excess freight and handling costs, and wasted materials (spoilage) as a current period charge in accordance with U.S. GAAP.

Assets Held for Sale

The Company classifies its long-lived assets to be sold as held for sale in the period (i) it has approved and committed to a plan to sell the asset, (ii) the asset is available for immediate sale in its present condition, (iii) an active program to locate a buyer and other actions required to sell the asset have been initiated, (iv) the sale of the asset is probable, (v) the asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value, and (vi) it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. The Company initially measures a long-lived asset that is classified as held for sale at the lower of its carrying value or fair value less any costs to sell. Any loss resulting from this measurement is recognized in the period in which the held for sale criteria are met. Conversely, gains are not recognized on the sale of a long-lived asset until the date of sale. Upon designation as an asset held for sale, the Company stops recording depreciation expense on the asset. The Company assesses the fair value of a long-lived asset less any costs to sell at each reporting period and until the asset is no longer classified as held for sale.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Maintenance and repairs are charged to expense as incurred and costs of improvements and renewals are capitalized. Costs incurred in connection with the construction or major renovation of facilities, including interest directly related to such projects, are capitalized as construction in progress. Depreciation is recognized using the straight-line method based on the estimated useful lives of the related assets, which are generally 40 years for buildings, 10 to 15 years for building improvements, eight to 10 years for equipment, and four to 10 years for office furniture and equipment. Land and construction-in-progress are not depreciated.

Intangible Assets

The Company’s intangible assets include both finite lived and indefinite-lived assets. Finite lived intangible assets, consisting of marketed product rights and royalties received from product sales by the Company’s third party partners, are amortized over the estimated useful life of the asset based on the pattern in which the economic benefits are expected to be consumed or otherwise used up or, if that pattern is not readily determinable, on a straight-line basis. Indefinite-lived intangible assets consist of acquired in process research and development (“IPR&D”) product rights and acquired future royalty rights to be paid based on other companies’ net sales of products not yet approved. IPR&D assets acquired in a business combination are considered indefinite-lived until the completion or abandonment of the associated research and development efforts. Amortization over the estimated useful life will commence at the time of the respective product’s launch. If FDA approval to market the product is not obtained, the Company will immediately expense the related capitalized cost.

Finite lived intangible assets are tested for impairment when events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. All of the Company’s indefinite-lived intangible assets are tested for impairment at least annually during the fourth quarter of the fiscal year, or more often if indicators of impairment are present. Impairment testing requires management to estimate the future undiscounted cash flows of an intangible asset using assumptions believed to be reasonable, but which are unpredictable and inherently uncertain. Actual future cash flows may differ from the estimates used in the impairment testing. The Company recognizes an impairment loss when and to the extent that the estimated fair value of an intangible asset is less than its carrying value.

Goodwill

In accordance with FASB ASC Topic 350, “Goodwill and Other Intangibles,” rather than recording periodic amortization, goodwill is subject to an annual assessment for impairment by applying a fair value based test. If the fair value of the reporting unit exceeds the reporting unit’s carrying value, including goodwill, then goodwill is considered not impaired, making further analysis not required. The Company considers the Impax Generics division and the Impax Specialty Pharma division operating segments to each be a reporting unit. The Company attributes $59.7 million of goodwill to the Impax Specialty Pharma division and $147.6 million of goodwill to the Impax Generics division.

The Company concluded the carrying value of goodwill was not impaired as of December 31, 2017 and 2016 as the fair value of the Impax Specialty Pharma division and the Impax Generics division exceeded their carrying value at each date. The Company performs its annual impairment test in the fourth quarter of each year. In the fourth quarter of 2017, the Company determined that it was not more likely than not that the fair value of goodwill was less than its carrying value. As a result, the Company did not perform a quantitative analysis. In the fourth quarter of 2016, the Company performed a quantitative analysis and estimated the fair value of the Impax Specialty Pharma division and the Impax Generics division using a discounted cash flow model for both the reporting unit and the enterprise, as well as earnings and revenue multiples per common share outstanding for enterprise fair value. In addition, on a quarterly basis, the Company performs a review of its business operations to determine whether events or changes in circumstances have occurred that could have a material adverse effect on the estimated fair value of each reporting unit, and thus indicate a potential impairment of the goodwill carrying value. If such events or changes in circumstances were deemed to have occurred, the Company would perform an interim impairment analysis, which may include the preparation of a discounted cash flow model, or consultation with one or more valuation specialists, to analyze the impact, if any, on our assessment of the reporting unit’s fair value.

Derivatives

The Company generally does not use derivative instruments or engage in hedging activities in its ordinary course of business. Prior to June 30, 2015, the Company had no derivative assets or liabilities and did not engage in any hedging activities. As a result of the Company’s June 30, 2015 issuance of the convertible senior notes described in “Note 10. Debt”, the conversion option of the notes temporarily met the criteria for an embedded derivative liability which required bifurcation and separate accounting. Concurrently with the issuance of the notes, the Company entered into a series of convertible note hedge and warrant transactions which in combination are designed to reduce the potential dilution to the Company’s stockholders and/or offset the cash payments the Company is required to make in excess of the principal amount upon conversion of the notes. See “Note 11. Stockholders’ Equity” for additional information regarding the note hedge transactions and warrant transactions. While the warrants sold were classified as equity and recorded in additional paid-in capital, the call options purchased were temporarily classified as a bond hedge derivative asset on the Company’s consolidated balance sheet. The Company engaged a third-party valuation firm with expertise in valuing financial instruments to determine the fair value of the bond hedge derivative asset and conversion option derivative liability at each reporting period. The Company’s consolidated balance sheets reflected the fair value of the derivative asset and liability as of the reporting date, and changes in the fair value were reflected in current period earnings, as appropriate. As result of the amendment to the Company’s Restated Certificate of Incorporation to increase the number of authorized shares of the Company’s common stock discussed in “Note 11. Stockholders’ Equity,” both the derivative asset and liability were reclassified to additional paid-in capital. The Company had no derivative assets or liabilities and did not engage in any hedging activities during the years ended December 31, 2017 or 2016.

Contingencies

In the normal course of business, the Company is subject to loss contingencies, such as legal proceedings and claims arising out of its business, covering a wide range of matters, including, among others, patent litigation, stockholder lawsuits, and product and clinical trial liability. The Company records accruals for such loss contingencies when it is probable a liability will have been incurred and the amount of loss can be reasonably estimated. The Company does not recognize gain contingencies until realized. The Company records an accrual for legal costs in the period incurred. A discussion of contingencies is included in “Note 18. Commitments and Contingencies” and “Note 19. Legal and Regulatory Matters”.

Deferred Financing Costs

The Company capitalizes direct costs incurred to obtain debt financing and amortizes these costs to interest expense using the effective interest method over the term of the debt. These costs are recorded as a debt discount and the unamortized costs are netted against the related debt on the Company’s consolidated balance sheets. For line-of-credit arrangements with no outstanding borrowing, the costs incurred to obtain the credit facility are amortized to interest expense using the straight-line method over the term of the line-of-credit arrangement. The unamortized balance is included in other assets on the Company’s consolidated balance sheets.

Shipping and Handling Fees and Costs

Shipping and handling fees related to sales transactions are recorded as selling expense. Shipping costs were $7.0 million, $3.7 million and $2.3 million for the years ended December 31, 2017, 2016 and 2015, respectively.

Research and Development Expenses

Research and development activities are expensed as incurred and consist of self-funded research and development costs and costs associated with work performed by other participants under collaborative research and development agreements.

Share-Based Compensation

The Company accounts for stock-based employee compensation arrangements in accordance with provisions of FASB ASC Topic 718 “Stock Compensation.” Under FASB ASC Topic 718, the Company recognizes the grant date fair value of stock-based employee compensation as expense on a straight-line basis over the vesting period of the grant. The Company uses the Black Scholes option pricing model to determine the grant date fair value of employee stock options. The fair value of restricted stock awards is equal to the closing price of the Company’s stock on the date such award was granted.

Effective January 1, 2017, the Company adopted Accounting Standards Update (“ASU”) 2016-09 “Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting” and elected to eliminate the use of a forfeiture rate estimate in the determination of share-based compensation expense for restricted stock awards using the modified retrospective transition method. Adoption of the new guidance using this method resulted in a $1.4 million charge to opening retained earnings for 2017.

Income Taxes

The Company provides for income taxes using the asset and liability method as required by FASB ASC Topic 740, “Income Taxes.” This approach recognizes the amount of federal, state, local and foreign taxes payable or refundable for the current year, as well as deferred tax assets and liabilities for the future tax consequences of events recognized in the consolidated financial statements and income tax returns. Deferred income tax assets and liabilities are adjusted to recognize the effects of changes in tax laws or enacted tax rates in the period during which they are signed into law. FASB ASC Topic 740 requires an assessment of whether valuation allowances are needed against deferred tax assets based upon consideration of all available evidence using a more likely than not standard. See “Note 16. Income Taxes” for further discussion of the Company’s valuation allowances.

FASB ASC Topic 740, Sub-topic 10 “Tax Positions,” defines the criterion an individual tax position must meet for any part of the benefit of the tax position to be recognized in financial statements prepared in conformity with generally accepted accounting principles. Under FASB ASC Topic 740, Sub-topic 10, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not the tax position will be sustained on examination by the taxing authorities, based solely on the technical merits of the tax position. The tax benefits recognized in the financial statements from such a tax position should be measured based on the largest benefit having a greater than 50% likelihood of being realized upon ultimate settlement with the tax authority. Additionally, FASB ASC Topic 740, Sub-topic 10 provides guidance on measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. In accordance with the disclosure requirements of FASB ASC Topic 740, Sub-topic 10, the Company’s policy on income statement classification of interest and penalties related to income tax obligations is to include such items as part of total interest expense and other expense, respectively.

Other Comprehensive Income

The Company follows the provisions of FASB ASC Topic 220, “Comprehensive Income,” which establishes standards for the reporting and display of comprehensive income and its components. Comprehensive income is defined to include all changes in equity during a period except those resulting from investments by owners and distributions to owners. The Company recorded foreign currency translation gains and losses, which are reported as comprehensive income. Foreign currency translation gains (losses) for the years ended December 31, 2017, 2016 and 2015 were $9.3 million, $2.6 million and $(4.5) million, respectively.

Foreign Currency Translation

The Company translates the assets and liabilities of the Taiwan dollar functional currency of Prohealth and its wholly-owned subsidiary Impax Laboratories (Taiwan), Inc. into the U.S. dollar reporting currency using exchange rates in effect at the end of each reporting period. The revenues and expenses of these entities are translated using an average of the rates in effect during the reporting period. Gains and losses from these translations are recorded as currency translation adjustments included in the consolidated statements of comprehensive (loss) income and the consolidated statements of changes in stockholders’ equity.

Recent Accounting Pronouncements

Accounting Guidance Issued Not Yet Adopted

In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers” (Topic 606) regarding the accounting for and disclosures of revenue recognition, with an effective date for annual and interim periods beginning after December 15, 2016. This update provided a single comprehensive model for accounting for revenue from contracts with customers. The model requires that revenue recognized reflect the actual consideration to which the entity expects to be entitled in exchange for the goods or services defined in the contract, including in situations with multiple performance obligations. In July 2015, the FASB issued ASU 2015-14, “Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date,” which deferred the effective date of the previously issued revenue recognition guidance by one year. The guidance is effective for annual and interim periods beginning after December 15, 2017. In April 2016 and May 2016, the FASB issued ASU 2016-10, “Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing” and ASU 2016-12, “Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients,” respectively. Both of these updates provide improvements and clarification to the previously issued revenue recognition guidance. The new standard can be adopted using one of two methods: the full retrospective method, which requires the standard to be applied to each prior period presented, or the modified retrospective method, which requires the cumulative effect of adoption to be recognized as an adjustment to opening retained earnings in the period of adoption. The Company adopted the new revenue recognition standard as of January 1, 2018 using the modified retrospective method. The Company has substantially completed its analysis of the impact that adoption will have on its consolidated financial statements. The majority of the Company’s revenue relates to the sale of finished products to various customers, and the adoption will not have an impact on revenue recognized from these transactions. The Company has also evaluated the impact on certain less significant transactions involving third-party collaborations and other arrangements, whereby the Company will recognize revenue earlier under the new standard. The Company has estimated that a cumulative effect adjustment of approximately $0.5 million will be recognized as of January 1, 2018 to reflect the recognition of revenue related to the Company’ profit sharing agreements. During fiscal year 2018, the Company will disclose the amount by which revenue was affected for each period presented. In addition, the new standard will require changes to the Company’s processes and controls and the Company has identified and designed changes to processes and controls to ensure readiness.

In February 2016, the FASB issued ASU 2016-02, “Leases” (Topic 842), with guidance regarding the accounting for and disclosure of leases. The update requires lessees to recognize all leases, including operating leases, with a term greater than 12 months on the balance sheet. This update also requires lessees and lessors to disclose key information about their leasing transactions. The guidance will be effective for annual and interim periods beginning after December 15, 2018. The Company is currently evaluating the effect that this guidance will have on its consolidated financial statements and related disclosures. The Company’s expects the implementation of this standard to have an impact on its consolidated financial statements and related disclosures as it has aggregate future minimum lease payments of $28.1 million as of December 31, 2017 under the current portfolio of non-cancelable leases for land, office space, and manufacturing, warehouse and research and development facilities with various expiration dates between January 2018 and December 2027. The Company anticipates recognition of additional assets and corresponding liabilities related to these leases on its consolidated balance sheet.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): “Classification of Certain Cash Receipts and Cash Payments,” with guidance intended to reduce the diversity in practice regarding how certain cash receipts and cash payments are presented and classified within the statement of cash flows. The update addresses eight specific cash flow issues including debt prepayment or debt extinguishment costs, the settlement of zero-coupon debt instruments or other debt instruments with coupon interest rates that are insignificant in relation to the effective interest rate of the borrowing, contingent consideration payments made after a business combination, proceeds from the settlement of insurance claims, proceeds from the settlement of corporate-owned life insurance policies (COLIs) (including bank-owned life insurance policies (BOLIs)), distributions received from equity method investees, beneficial interests in securitization transactions, and separately identifiable cash flows and application of the predominance principle. The guidance is effective for annual and interim periods beginning after December 15, 2017. The adoption of this guidance will not have any impact on the Company’s consolidated financial statements.

In October 2016, the FASB issued ASU-2016-16, Income Taxes (Topic 740): “Intra-Entity Transfers of Assets Other Than Inventory,” with guidance intended to more faithfully represent the economics of intra-entity asset transfers. The update clarifies that entities must recognize the income tax consequences of intra-entity asset transfers, other than inventory, when the transfer occurs. The guidance is effective for annual and interim periods beginning after December 15, 2017. The adoption of this guidance will not have any impact on the Company’s consolidated financial statements.

In January 2017, the FASB issued ASU-2017-01, Business Combinations (Topic 805): “Clarifying the Definition of a Business,” with guidance intended to assist entities in evaluating whether transactions should be accounted for as acquisitions (or disposals) of businesses. The update provides a screen to determine whether an integrated set of assets and activities constitute a business. If the screen is not met, the guidance (1) requires that to be considered a business, a set must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create output and (2) removes the evaluation of whether a market participant could replace the missing elements. The guidance is effective for annual and interim periods beginning after December 15, 2017 and will be applied prospectively. The Company adopted this guidance as of January 1, 2018 and the guidance will not have any impact on the Company’s consolidated financial statements.

In May 2017, the FASB issued ASU 2017-09, Compensation—Stock Compensation (Topic 718): “Scope of Modification Accounting,” which provides guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting in Topic 718. The guidance is effective for annual and interim periods beginning after December 15, 2017, with early adoption permitted. The amendments in this ASU are applied prospectively to an award modified on or after the adoption date. The Company adopted this guidance as of January 1, 2018 and the guidance will not have any impact on the Company’s consolidated financial statements.

Recently Adopted Accounting Guidance

In July 2015, the FASB issued ASU 2015-11, Inventory (Topic 330): “Simplifying the Measurement of Inventory,” with guidance regarding the accounting for and measurement of inventory. The update requires that inventory measured using first-in, first-out (“FIFO”) shall be measured at the lower of cost and net realizable value. When there is evidence that the net realizable value of inventory is lower than its cost, the difference shall be recognized as a loss in earnings in the period in which it occurs. The guidance is effective for annual and interim periods beginning after December 15, 2016. The Company adopted this guidance during the first quarter of 2017, and it did not have a material effect on the Company’s consolidated financial statements.

In March 2016, the FASB issued ASU 2016-06, Derivatives and Hedging (Topic 915): “Contingent Put and Call Options in Debt Instruments,” with guidance regarding the accounting for embedded derivatives related to debt contracts. The update clarifies that determining whether the economic characteristics of a put or call are clearly and closely related to its debt host requires only an assessment of the four-step decision sequence outlined in FASB ASC paragraph 815-15-25-24. The update also indicates that entities are not required to separately assess whether the contingency itself is clearly and closely related. The guidance will be effective for annual and interim periods beginning after December 15, 2016. The Company adopted this guidance during the first quarter of 2017, and it did not have an effect on the Company’s consolidated financial statements.

In March 2016, the FASB issued ASU 2016-09, Compensation—Stock Compensation (Topic 718): “Improvements to Employee Share-Based Payment Accounting,” with guidance regarding the simplification of accounting for share-based payment award transactions. The update changes the accounting for such areas as the accounting and cash flow classification for excess tax benefits and deficiencies; forfeitures; and tax withholding requirements and cash flow classification. The guidance is effective for annual and interim periods beginning after December 15, 2016. The Company adopted the new guidance effective January 1, 2017 and elected to eliminate the use of a forfeiture rate estimate in the determination of share-based compensation expense for restricted stock awards using the modified retrospective transition method, which resulted in a $1.4 million charge to opening retained earnings for 2017. In addition, the Company is now presenting the cash paid for tax withholdings on stock options exercised and restricted stock awards vested retrospectively in cash flows from financing activities as opposed to the historical presentation in cash flows from operating activities. The adoption resulted in an increase to net cash from operations and decrease net cash provided by financing of $9.3 million and $20.5 million for the years ended December 31, 2016 and 2015, respectively. Excess tax benefits or deficiencies, historically recorded to additional paid-in capital, are recorded to income tax expense as they occur on a prospective basis.

In January 2017, the FASB issued ASU 2017-03, “Accounting Changes and Error Corrections” (Topic 250) and Investments—Equity Method and Joint Ventures (Topic 323), which add to and amend SEC paragraphs pursuant to the SEC Staff Announcements at the September 22, 2016 and November 17, 2016 Emerging Issues Task Force (EITF) meetings. The guidance provides additional disclosure requirements regarding the impact of recently issued accounting standards on the financial statements of a registrant when such standards are adopted in a future period. The Company adopted this guidance during the first quarter of 2017, and it did not have an effect on the Company’s consolidated financial statements.

In January 2017, the FASB issued ASU-2017-04, “Intangibles—Goodwill and Other” (Topic 350): “Simplifying the Test for Goodwill Impairment,” which removes the second step of the two-step goodwill impairment test. In order to reduce the cost and complexity of testing goodwill for impairment, entities are now only required to perform a one-step quantitative impairment test and to record the amount of goodwill impairment as the excess of a reporting unit’s carrying amount over its fair value, not to exceed the total amount of goodwill allocated to the reporting unit. The new guidance does not amend the optional qualitative assessment of a reporting unit to determine if the quantitative impairment test is necessary. Entities should apply the guidance on a prospective basis and disclose the nature of and reason for the change in accounting principle upon transition. The guidance will be effective for annual and interim periods beginning after December 15, 2019, with early adoption permitted for interim or annual goodwill impairment tests performed after January 1, 2017. The Company adopted this guidance during the first quarter of 2017, and it did not have an effect on the Company’s consolidated financial statements.

3. BUSINESS ACQUISITIONS

Teva Transaction

On August 3, 2016, the Company completed its previously announced acquisition of (A) certain assets related to (i) 15 then currently marketed generic pharmaceutical products, (ii) one then approved generic product and two then tentatively approved strengths of a then currently marketed product, which at the time of the closing had not yet launched, (iii) one pipeline generic product and one pipeline strength of a then currently marketed product, which at the time of the closing were pending approval by the FDA and (iv) one generic product then under development, and (B) the return to the Company of its full commercial rights to its then pending ANDA for the generic equivalent to Concerta® (methylphenidate hydrochloride), a product the Company previously partnered with Teva Pharmaceuticals USA, Inc. (“Teva USA”) (collectively, the products and pipeline products and the assets related thereto in (A) and (B), the “Acquired Product Lines” and the transactions related thereto the “Teva Transaction”), pursuant to (x) an Asset Purchase Agreement, dated as of June 20, 2016, as amended on June 30, 2016, with Teva Pharmaceutical Industries Ltd. (“Teva”), acting directly or through its affiliates (the “Teva APA”), (y) an Asset Purchase Agreement, dated as of June 20, 2016, as amended on June 30, 2016, with affiliates of Allergan plc (“Allergan”), (the “Allergan APA” and collectively with the Teva APA, the “APAs”), and (z) a Termination Agreement, dated as of June 20, 2016, between the Company and Teva USA, terminating each party’s rights and obligations with respect to methylphenidate hydrochloride under the Strategic Alliance Agreement, dated June 27, 2001, as amended between the Company and Teva USA. The aggregate purchase price for the Acquired Product Lines pursuant to the terms of the Teva APA and the Allergan APA, including the upfront payment to Teva in accordance with the Termination Agreement, was $585.8 million in cash at closing. The Company is also obligated to make future payments to Teva of up to $40.0 million under the terms of the Termination Agreement, payable upon the achievement of specified commercialization events related to methylphenidate hydrochloride.

The Company financed the Teva Transaction utilizing cash on hand and $400.0 million, the full amount of borrowing available, from its Term Loan Facility with Royal Bank of Canada, as discussed in “Note 11. Debt.” The Company incurred acquisition-related costs for the Teva Transaction of $3.1 million and $0.6 million during for the years ended December 31, 2016, and 2015, respectively, which are included in selling, general, and administrative expenses in the Company’s consolidated statements of operations.

The acquisition of the foregoing currently marketed and pipeline products fits with the Company’s strategic priorities of maximizing its Generics Division’s platform and optimizing research and development opportunities. Through the Teva Transaction, the Company expanded its portfolio of difficult-to-manufacture or limited-competition products and maximized utilization of its existing manufacturing facilities.

As part of the closing of the Teva Transaction, the Company, Teva and Allergan agreed to certain transition related services pursuant to which the Company agreed to manage the payment process for certain commercial chargebacks and rebates on behalf of Teva and Allergan related to products each of Teva and Allergan sold into the channel prior to the closing date. On August 18, 2016, the Company received a payment totaling $42.4 million from Teva and Allergan, which represented their combined estimate of the amount of commercial chargebacks and rebates to be paid by the Company on their behalf to wholesalers who purchased products from

Teva and Allergan prior to the closing. Pursuant to the agreed upon transition services, Teva and Allergan are obligated to reimburse the Company for additional payments related to chargebacks and rebates made on their behalf in excess of the $42.4 million. If the total payments made by the Company on behalf of Teva and Allergan are less than $42.4 million, the Company is obligated to refund the difference to Teva and/or Allergan. As of December 31, 2017, the Company had paid $29.1 million on behalf of Teva and Allergan related to chargebacks and rebates as described above and $13.3 million remained in accrued expenses on the consolidated balance sheet.

Purchase Accounting and Consideration

FASB ASC Topic 805, Business Combinations (“ASC 805”) defines a business as consisting of inputs and processes applied to those inputs that have the ability to create outputs. The Company has determined that the Acquired Product Lines meet the definition of a business and, accordingly, has accounted for the Teva Transaction as a business combination under the acquisition method of accounting.

The following is an estimate of the purchase price for the Teva Transaction as of the closing date of August 3, 2016 (in thousands):

Estimated Fair Value
Purchase price per the APAs	$575,800
Upfront payment pursuant to Termination Agreement	10,000

Total cash consideration	585,800
Fair value of contingent consideration pursuant to Termination Agreement(1)	30,100

Total consideration transferred	$615,900

(1)	The contingent consideration arrangement pursuant to the Termination Agreement potentially requires the Company to pay up to $40.0 million of additional consideration to Teva upon the achievement of specified commercialization events related to methylphenidate hydrochloride. The $30.1 million fair value of the potential contingent consideration payments recognized on the acquisition date was estimated by applying a probability-weighted expected return methodology. The Company conducted a review of the underlying inputs and assumptions at December 31, 2017, and based on timing and probability of the product launch, and corresponding number of competitors expected to be in the market at both launch and the one-year anniversary of launch, the Company concluded that the fair value of its contingent consideration was $0.

Recognition and Measurement of Assets Acquired at Fair Value

The Company has allocated the purchase price for the Teva Transaction based upon the estimated fair value of the assets acquired at the date of acquisition.

The following is an estimate of the fair value of the intangible and tangible assets acquired in connection with the Teva Transaction on the closing date of August 3, 2016 (in thousands):

	Estimated Fair Value	Weighted-Average Estimated Useful Life
Marketed product rights	$455,529	19 years
Acquired IPR&D product rights(1)	157,503	n/a

Total intangible assets	613,032
Inventory—raw materials	2,868

Total assets acquired	$615,900

(1)

IPR&D refers to the Company’s in-process research and development product rights. Pursuant to the Termination Agreement, Teva returned to the Company its full commercial rights to its then pending ANDA for the generic equivalent to Concerta® (methylphenidate hydrochloride), a product the Company previously partnered with Teva USA under a Strategic Alliance Agreement dated June 27, 2001, as amended. As a result, the Company recognized an intangible asset of $78.9 million related to the reacquired IPR&D. The Company engaged a third-party valuation specialist to measure the value of the reacquired product right using a discounted cash flow analysis. The asset was determined to be indefinite-lived based on the market participant methodology prescribed in ASC 805.

The estimated fair value of the IPR&D and identifiable intangible assets was determined using the “income approach,” which is a valuation technique that provides an estimate of the fair value of an asset based on market participant expectations of the cash flows an asset would generate over its remaining useful life. The assumptions, including the expected projected cash flows, utilized in the purchase price allocation and in determining the purchase price were based on management’s best estimates as of the closing date of the Teva Transaction on August 3, 2016. Some of the more significant assumptions inherent in the development of those asset valuations include the estimated net cash flows for each year for each asset or product (including net revenues, cost of sales, research and development costs, selling and marketing costs and working capital / contributory asset charges), the appropriate discount rate to select in order to measure the risk inherent in each future cash flow stream, the assessment of each asset’s life cycle, the potential regulatory and commercial success risks, competitive trends impacting the asset and each cash flow stream, as well as other factors. The discount rate used to arrive at the present value at the closing date of the intangible assets was 6.7%. No assurances can be given that the underlying assumptions used to prepare the discounted cash flow analysis will not change. For these and other reasons, actual results may vary significantly from estimated results. During the year ended December 31, 2017 and 2016, the Company recognized impairment charges of $213.9 million and $308.4 million, respectively, related to the intangible assets from the Teva Transaction as described in “Note 8. Intangible Assets and Goodwill.”

Revenues and Earnings for Acquired Product Lines

Included in the Company’s consolidated statement of operations for the year ended December 31, 2016 were revenues of $44.8 million and a net loss of $244.7 million (including $308.4 million of impairment charges—See “Note 8. Intangible Assets and Goodwill”), representing the results of operations for the Acquired Product Lines from the Teva Transaction from the August 3, 2016 closing date through December 31, 2016.

Unaudited Pro Forma Results of Operations

The unaudited pro forma combined results of operations for the years ended December 31, 2016 and 2015 (assuming the closing of the Teva Transaction occurred on January 1, 2015) are as follows (in thousands):

	Years Ended December 31,
	2016	2015
Total revenues	$927,593	$1,025,598
Net (loss) income	(450,190)	70,057

The pro forma adjustments reflected herein include only those adjustments that are directly attributable to the Teva Transaction, factually supportable and expected to have a continuing impact on the Company. The pro forma results have been prepared for comparative purposes only and are not necessarily indicative of the actual results of operations had the closing of the Teva Transaction taken place on January 1, 2015. Furthermore, the pro forma results do not purport to project the future results of operations of the Company.

The unaudited pro forma information reflects primarily the following adjustments:

•	Adjustments to amortization expense related to identifiable intangible assets acquired;

•	Adjustments to interest expense to reflect the Company’s Term Loan Facility (described in “Note 10. Debt”); and

•	Adjustments to selling, general and administrative expense related to transaction costs directly attributable to the transaction include the elimination of $3.1 million of charges in the pro forms results for the year ended December 31, 2016 which have been included in the pro forma results for the year ended December 31, 2015.

All of the items above were adjusted for the applicable tax impact.

Tower Acquisition

On March 9, 2015, the Company completed the Tower Acquisition for a purchase price of $691.3 million, net of $41.5 million of cash acquired and including the repayment of indebtedness of Tower and Lineage and post-closing working capital adjustments. The privately-held companies specialized in the development, manufacture and commercialization of complex generic and branded pharmaceutical products. The Tower Acquisition included the Company’s acquisition of all of the outstanding shares of common stock of Tower and Lineage, pursuant to the Stock Purchase Agreement dated as of October 8, 2014, by and among the Company, Tower, Lineage, Roundtable Healthcare Partners II, L.P., Roundtable Healthcare Investors II, L.P., and the other parties thereto, including holders of certain options and warrants to acquire the common stock of Tower or Lineage. In connection with the Tower Acquisition, the options and warrants of Tower and Lineage that were outstanding at the time of the acquisition were cancelled. The Company incurred acquisition-related costs of $10.9 million, of which $6.7 million were incurred during the year ended December 31, 2015 and were included in selling, general and administrative expenses in the Company’s consolidated statement of operations for that period. In connection with the Tower Acquisition, the Company recorded an accrual for severance and related termination costs of $2.4 million during 2015 related to the elimination of approximately 10 positions at the acquired companies. The Company paid all severance and related termination costs related to the Tower Acquisition as of the end of the second quarter of 2016.

The Tower Acquisition allowed the Company to expand its commercialized generic and branded product portfolios. The Company has also leveraged its sales and marketing organization to promote the marketed products acquired.

Purchase Accounting and Consideration

The Company has accounted for the Tower Acquisition as a business combination under the acquisition method of accounting. The Company allocated the purchase price for the transaction based upon the fair value of net assets acquired and liabilities assumed at the date of acquisition.

Recognition and Measurement of Assets Acquired and Liabilities Assumed at Fair Value

The following tables summarize the final fair values of the tangible and identifiable intangible assets acquired and liabilities assumed in the Tower Acquisition at the closing date, net of cash acquired of $41.5 million (in thousands):

Accounts receivable(1)	$56,851
Inventory	31,259
Income tax receivable and other prepaid expenses	2,407
Property, plant and equipment	27,540
Intangible assets	632,600
Intangible assets held for sale	4,000
Goodwill	179,755
Deferred income taxes	37,041
Other non-current assets	3,844

Total assets acquired	975,297

Current liabilities	67,584
Deferred tax liabilities	210,005
Other non-current liabilities	6,360

Total liabilities assumed	283,949

Cash paid, net of cash acquired	$691,348

(1)	The accounts receivable acquired in the Tower Acquisition had a fair value of $56.9 million, including an allowance for doubtful accounts of $9.0 million, which represented the Company’s best estimate on March 9, 2015 (the closing date of the transaction) of the contractual cash flows not expected to be collected by the acquired companies.

Intangible Assets

The following table identifies the Company’s allocations, by category, of the Tower Acquisition purchase price to the intangible assets acquired as of the closing date (in thousands):

	Estimated Fair Value	Weighted-Average Estimated Useful Life (years)
Marketed product rights	$381,100	13
Royalty rights	80,800	12
Acquired IPR&D product rights	170,700	n/a

Total intangible assets	$632,600

The estimated fair value of the IPR&D and identifiable intangible assets was determined using the “income approach,” which is a valuation technique that provides an estimate of the fair value of an asset based on market participant expectations of the cash flows an asset would generate over its remaining useful life. Some of the more significant assumptions inherent in the development of those asset valuations include the estimated net cash flows for each year for each asset or product (including net revenues, cost of sales, research and development costs, selling and marketing costs and working capital / contributory asset charges), the appropriate discount rate to select in order to measure the risk inherent in each future cash flow stream, the assessment of each asset’s life cycle, the potential regulatory and commercial success risks, competitive trends impacting the asset and each cash flow stream as well as other factors. The discount rates used to arrive at the present value at the acquisition date of currently marketed products was 15%. For in-process research and development, the discount rate used was 16% to reflect the internal rate of return and incremental commercial uncertainty in the cash flow projections. No assurances can be given that the underlying assumptions used to prepare the discounted cash flow analysis will not change. For these and other reasons, actual results may vary significantly from estimated results.

Goodwill

The Company recorded approximately $179.8 million of goodwill in connection with the Tower Acquisition, some of which will not be tax-deductible. Goodwill of $59.7 million was assigned to the Impax Specialty Pharma segment and $120.1 million was assigned to the Impax Generics segment. Factors that contributed to the Company’s recognition of goodwill include the Company’s intent to expand its generic and branded pharmaceutical product portfolios and to acquire certain benefits from the Tower and Lineage product pipelines, in addition to the anticipated synergies that the Company expects to generate from the acquisition.

Unaudited Pro Forma Results of Operations

The unaudited pro forma combined results of operations for the year ended December 31, 2015 (assuming the closing of the Tower Acquisition occurred on January 1, 2014) are as follows (in thousands):

Year Ended December 31, 2015
Total revenues	$892,906
Net income	$54,285

The pro forma adjustments reflected herein include only those adjustments that are directly attributable to the Tower Acquisition, factually supportable and expected to have a continuing impact on the Company. The pro forma results have been prepared for comparative purposes only and are not necessarily indicative of the actual results of operations had the closing of the Tower Acquisition taken place on January 1, 2014. Furthermore, the pro forma results do not purport to project the future results of operations of the Company.

The unaudited pro forma information reflects primarily the following adjustments:

•	Adjustments to amortization expense related to identifiable intangible assets acquired;

•	Adjustments to depreciation expense related to property, plant and equipment acquired;

•	Adjustments to interest expense to reflect the long-term debt held by Tower and Lineage paid out and eliminated at the closing and the Company’s Senior Secured Credit Facilities (described in “Note 10. Debt”);

•	Adjustments to cost of revenues related to the fair value adjustments in inventory sold, including elimination of $6.1 million for the year ended December 31, 2015;

•	Adjustments to selling, general and administrative expense related to the elimination of severance and retention costs of $3.4 million incurred as part of the transaction;

•	Adjustments to selling, general and administrative expense related to transaction costs directly attributable to the transaction include the elimination of $12.2 million of charges in the pro forma results for the year ended December 31, 2015; and

•	Adjustments to reflect the elimination of $2.3 million in commitment fees related to the Company’s $435.0 million term loan with Barclays Bank PLC (described in “Note 10. Debt”) that were incurred during the year ended December 31, 2015.

All of the items above were adjusted for the applicable tax impact.

4. FAIR VALUE MEASUREMENT AND FINANCIAL INSTRUMENTS

The carrying values of cash equivalents, accounts receivable, prepaid expenses and other current assets, and accounts payable in the Company’s consolidated balance sheets approximated their fair values as of December 31, 2017 and 2016 due to their short-term nature.

Certain of the Company’s financial instruments are measured at fair value using a three-level hierarchy that prioritizes the inputs used to measure fair value. This hierarchy maximizes the use of observable inputs and minimizes the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

•	Level 1—Inputs are quoted prices for identical instruments in active markets.

•	Level 2—Inputs are quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; or model-derived valuations whose inputs are observable or whose significant value drivers are observable.

•	Level 3—Inputs are unobservable and reflect the Company’s own assumptions, based on the best information available, including the Company’s own data.

The carrying amounts and fair values of the Company’s financial instruments as of December 31, 2017 and 2016 are indicated below (in thousands):

	As of December 31, 2017
			Fair Value Measurement Based on
	Carrying Amount	Fair Value	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Deferred Compensation Plan assets(1)	$43,023	$43,023	$—	$43,023	$—
Liabilities
Term Loan Facility due August 2021, current portion(2)	$20,000	$20,000	$—	$20,000	$—
Term Loan Facility due August 2021, long-term portion(2)	$305,000	$305,000	$—	$305,000	$—
2% Convertible Senior Notes due June 2022(3)	$600,000	$579,378	$579,378	$—	$—
Deferred Compensation Plan liabilities(1)	$33,413	$33,413	$—	$33,413	$—
Contingent consideration, long-term portion(4)	$—	$—	$—	$—	$—

	As of December 31, 2016
			Fair Value Measurement Based on
	Carrying Amount	Fair Value	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Deferred Compensation Plan assets(1)	$37,382	$37,382	$—	$37,382	$—
Liabilities
Term Loan Facility due August 2021, current portion(2)	$20,000	$20,000	$—	$20,000	$—
Term Loan Facility due August 2021, long-term portion(2)	$375,000	$375,000	$—	$375,000	$—
2% Convertible Senior Notes due June 2022(3)	$600,000	$469,800	$469,800	$—	$—
Deferred Compensation Plan liabilities(1)	$28,582	$28,582	$—	$28,582	$—
Contingent consideration, long-term portion(4)	$31,048	$31,048	$—	$—	$31,048

(1)

The Deferred Compensation Plan liabilities are non-current liabilities recorded at the value of the amount owed to the plan participants, with changes in value recognized as compensation expense in the Company’s consolidated statements of operations. The calculation of the Deferred Compensation Plan obligation is derived from observable market data by reference to hypothetical investments selected by the participants and is included in the line item captioned “Other non-current liabilities” on the Company’s consolidated balance sheets. The Company invests participant contributions in corporate-owned life insurance (“COLI”) policies, for which the cash surrender value is included in the line item captioned “Other non-current assets” on the Company’s consolidated balance sheets.
(2)	The difference between the amount shown as the carrying value in the above tables and the amount shown on the Company’s consolidated balance sheets as of December 31, 2017 and 2016 represents the unaccreted discount related to deferred debt issuance costs.
(3)	The difference between the amount shown as the carrying value in the above tables and the amount shown on the Company’s consolidated balance sheets at December 31, 2017 and 2016 represents the unaccreted discounts related to deferred debt issuance costs and bifurcation of the conversion feature of the notes.
(4)	Under the terms of the Termination Agreement related to the Teva Transaction as described in “Note 3. Business Acquisitions.”, the Company could be contractually obligated to make payments up to $40.0 million based on the achievement of certain commercial and time-based milestones associated with its methylphenidate hydrochloride product. A discounted cash flow valuation model was used to value the contingent consideration using significant unobservable inputs, including the probability and timing of successful product launch, the expected number of product competitors in the market at the time of launch (as defined in the Termination Agreement) and the expected number of such competitors in the market on the one-year launch anniversary date. The Company conducted a review of the underlying inputs and assumptions at December 31, 2017, and based on timing and probability of the product launch, and corresponding number of competitors expected to be in the market at both launch and the one-year anniversary of launch, the Company concluded that the fair value of its contingent consideration is $0.

The following table presents the changes in Level 3 instruments measured on a recurring basis for the years ended December 31, 2017 and 2016 (in thousands):

	Years Ended December 31,
Contingent consideration	2017	2016
Beginning balance	$31,048	$—
Completion of Teva Transaction August 3, 2016	—	30,100
Change in fair value included in earnings	(31,048)	948

Ending balance	$—	$31,048

5. ACCOUNTS RECEIVABLE

The composition of accounts receivable, net is as follows (in thousands):

	December 31, 2017	December 31, 2016
Gross accounts receivable(1)	$634,059	$794,173
Less: Rebate reserve	(181,611)	(293,816)
Less: Chargeback reserve	(136,891)	(151,978)
Less: Distribution services reserve	(11,037)	(18,318)
Less: Discount reserve	(14,344)	(17,957)
Less: Uncollectible accounts reserve(2)	(49,423)	(54,736)

Accounts receivable, net	$240,753	$257,368

(1)

Includes estimated $44.3 million and $40.3 million as of December 31, 2017 and 2016, respectively, receivable due from Turing Pharmaceuticals AG (“Turing”) for reimbursement of Daraprim® chargebacks and Medicaid rebate liabilities pursuant to an Asset Purchase Agreement between the Company and Turing dated August 7, 2015 (the “Turing APA”). In accordance with the terms of the Turing APA and in accordance with federal laws and regulations, the Company receives, and is initially responsible for processing and paying (subject to reimbursement by Turing), all chargebacks and rebates resulting from utilization by Medicaid, Medicare and other federal, state and local government programs, health plans and other health care providers for products sold under the Company’s labeler code. Under the terms of the Turing APA, Turing is responsible for liabilities related to chargebacks and rebates that arise as a result of Turing’s marketing or selling related activities in connection with Daraprim®. Refer to “Note 19. Legal and Regulatory Matters” for a description of the Company’s suit against Turing related to, among other matters, Turing’s failure to reimburse the Company for chargebacks and Medicaid rebate liabilities when due.
(2)	As a result of the uncertainty of collection from Turing that developed during the first quarter of 2016, the Company recorded a reserve of $48.0 million as of March 31, 2016, which represented the full amount of the estimated receivable due from Turing. During the fourth quarter of 2016, the Company received a $7.7 million payment from Turing. During the year ended December 31, 2017, the Company increased the reserve balance by a net $4.0 million, consisting of a $5.0 million increase in the reserve resulting from additional Medicaid rebate claims received during the period and a $1.0 million reduction in the reserve balance resulting from payments received from Turing during the period. As of December 31, 2017, the $44.3 million estimated receivable due from Turing was fully reserved.

A roll-forward of the rebate and chargeback reserves activity for the years ended December 31, 2017, 2016 and 2015 is as follows (in thousands):

	Years Ended December 31,
Rebate reserve	2017	2016	2015
Beginning balance	$293,816	$265,229	$88,812
Acquired balances	—	—	75,447
Provision recorded during the period for Impax Generics rebates	642,447	756,774	571,642
Credits issued during the period for Impax Generics rebates	(754,652)	(728,187)	(470,672)

Ending balance	$181,611	$293,816	$265,229

The payment mechanisms for rebates in the Impax Generics and Impax Specialty Pharma divisions are different, which impacts the location on the Company’s consolidated balance sheets. Impax Generics rebates are classified as “Accounts receivable, net” on the Company’s consolidated balance sheets. Impax Specialty Pharma rebates are classified as “Accrued expenses” on the Company’s consolidated balance sheets.

	Years Ended December 31,
	2017	2016	2015
Chargeback reserve
Beginning balance	$151,978	$102,630	$43,125
Acquired balances	—	—	24,532
Provision recorded during the period	1,212,039	1,011,400	833,157
Credits issued during the period	(1,227,126)	(962,052)	(798,184)

Ending balance	$136,891	$151,978	$102,630

6. INVENTORY

Inventory, net of carrying value reserves, as of December 31, 2017 and 2016 consisted of the following (in thousands):

	December 31, 2017	December 31, 2016
Raw materials	$63,732	$53,808
Work in-process	3,046	3,280
Finished goods	104,187	130,879

Total inventory	170,965	187,967
Less: Non-current inventory	12,494	12,737

Total inventory-current, net	$158,471	$175,230

Inventory carrying value reserves were $71.6 million and $38.0 million as of December 31, 2017 and 2016, respectively. Included in the $71.6 million of inventory reserves at December 31, 2017 was a pre-launch product inventory reserve of $20.5 million, primarily related to colesevelam, recognized during the third quarter of 2017.

The Company recognizes pre-launch inventories at the lower of its cost or the expected net selling price. Cost is determined using a standard cost method, which approximates actual cost, and assumes a FIFO flow of goods. Costs of unapproved products are the same as approved products and include materials, labor, quality control, and production overhead. When the Company concludes FDA approval is expected within approximately six months, the Company will generally begin to schedule manufacturing process validation studies as required by the FDA to demonstrate the production process can be scaled up to manufacture commercial batches. Consistent with industry practice, the Company may build quantities of pre-launch inventories of certain products pending required final FDA approval and/or resolution of patent infringement litigation, when, in the Company’s assessment, such action is appropriate to prepare for the anticipated commercial launch, FDA approval is expected in the near term, and/or the related litigation will be resolved in the Company’s favor. The capitalization of unapproved pre-launch inventory involves risks, including, among other items, FDA approval of product may not occur; approvals may require additional or different testing and/or specifications than used for unapproved inventory; and, in cases where the unapproved inventory is for a product subject to litigation, the litigation may not be resolved or settled in favor of the Company. If any of these risks were to materialize and the launch of the unapproved product delayed or prevented, then the net carrying value of unapproved inventory may be partially or fully reserved. Generally, the selling price of a generic pharmaceutical product is at discount from the corresponding brand product selling price. Typically, a generic drug is easily substituted for the corresponding branded product, and once a generic product is approved, the pre-launch inventory is typically sold within the subsequent three months. If the market prices become lower than the product inventory carrying costs, then the pre-launch inventory value is reduced to such lower market value. If the inventory produced exceeds the estimated market acceptance of the generic product and becomes short-dated, a carrying value reserve will be recorded. In all cases, the carrying value of the Company’s pre-launch product inventory is lower than the respective estimated net selling prices. The carrying value of unapproved inventory less reserves was $19.3 million and $29.2 million at December 31, 2017 and 2016, respectively.

To the extent inventory is not scheduled to be utilized in the manufacturing process and/or sold within twelve months of the balance sheet date, it is included as a component of other non-current assets. Amounts classified as non-current inventory consist of raw materials, net of valuation reserves. Raw materials generally have a shelf life of approximately three to five years, while finished goods generally have a shelf life of approximately two years.

7. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment, net of accumulated depreciation, consisted of the following (in thousands):

	December 31, 2017	December 31, 2016
Land	$3,500	$5,603
Buildings and improvements	96,775	174,303
Equipment	82,442	143,818
Office furniture and equipment	11,082	15,767
Construction-in-progress	46,622	50,191

Property, plant and equipment, gross	240,421	389,682
Less: Accumulated depreciation	(115,608)	(156,310)

Property, plant and equipment, net	$124,813	$233,372

Depreciation expense was $38.3 million, $29.1 million and $25.5 million for the years ended December 31, 2017, 2016 and 2015, respectively.

Unpaid vendor invoices relating to purchases of property, plant and equipment of $3.1 million, $4.0 million and $4.5 million, which were accrued as of December 31, 2017, 2016 and 2015, respectively, have been excluded from the purchase of property, plant, and equipment and the change in accounts payable and accrued expenses in the Company’s consolidated statements of cash flows.

During the third quarter of 2017, the Company sold a storage warehouse in Hayward, California for $8.8 million in cash proceeds, representing the gross proceeds of $9.4 million less fees and costs related to the sale of approximately $0.6 million. Prior to the sale, the net book value of the storage warehouse was $4.1 million and was included in the Impax Generics segment. The gain of $4.7 million is included in gain on sale of assets in the Company’s consolidated statement of operations.

During 2017, the Company closed its Middlesex, New Jersey manufacturing facility and in early 2018, the Company sold CorePharma, LLC, its wholly owned subsidiary that held the leases to the site. The Company additionally announced during 2017 that it had entered into a stock and asset purchase agreement with Bora Pharmaceuticals Co., Ltd., pursuant to which the Company agreed to sell Impax Laboratories (Taiwan), Inc., its wholly owned subsidiary which owns the manufacturing facility in Taiwan, R.O.C. The sale of Impax Taiwan subsequently closed in February 2018. Refer to “Note 15. Restructurings” for disclosures relating to these assets.

8. INTANGIBLE ASSETS AND GOODWILL

Intangible Assets

The Company’s intangible assets include both finite lived and indefinite-lived assets. Finite lived intangible assets, consisting of marketed product rights and royalties received from product sales by the Company’s third party partners, are amortized over the estimated useful life of the asset based on the pattern in which the economic benefits are expected to be consumed or otherwise used up or, if that pattern is not readily determinable, on a straight-line basis. The remaining weighted-average amortization period for the Company’s finite lived intangible assets not yet fully amortized is 6.6 years as of December 31, 2017. Indefinite-lived intangible assets consist of acquired IPR&D product rights and acquired future royalty rights to be paid based on other companies’ net sales of products not yet approved. IPR&D assets acquired in a business combination are considered indefinite-lived until the completion or abandonment of the associated research and development efforts. Amortization over the estimated useful life will commence at the time of the respective product’s launch. If FDA approval to market the product is not obtained, the Company will immediately expense the related capitalized cost.

Finite lived intangible assets are tested for impairment when events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. All of the Company’s indefinite-lived intangible assets are tested for impairment at least annually during the fourth quarter of the fiscal year, or more often if indicators of impairment are present. Impairment testing requires management to estimate the future undiscounted cash flows of an intangible asset using assumptions believed to be reasonable, but which are unpredictable and inherently uncertain. Actual future cash flows may differ from the estimates used in the impairment testing. The Company recognizes an impairment loss when and to the extent that the estimated fair value of an intangible asset is less than its carrying value.

The following tables show the gross carrying values and accumulated amortization, where applicable, of the Company’s intangible assets by type for the consolidated balance sheets presented (in thousands):

	Marketed Product Rights			IPR&D and Royalties	Total Company
	Gross Carrying Value	Accumulated Amortization	Intangible Assets, Net	Non-amortized Value	Intangible Assets, Net
Balance as of December 31, 2015	$460,875	$(83,095)	$377,780	$224,240	$602,020
Additions(1)	455,529	—	455,529	161,003	616,532
Amortization	—	(56,489)	(56,489)	—	(56,489)
Commercial Launch(2)	97,300	—	97,300	(97,300)	—
Impairment Charge(3)	(488,632)	—	(488,632)	(52,965)	(541,597)

Balance as of December 31, 2016	525,072	(139,584)	385,488	234,978	620,466
Additions			—	50	50
Amortization	—	(68,375)	(68,375)	—	(68,375)
Commercial Launch(2)	4,216	—	4,216	(4,216)	—
Divestiture(4)	(2,414)	2,414	—	—	—
Impairment Charge(3)	(96,865)	—	(96,865)	(192,809)	(289,674)

Balance as of December 31, 2017	$430,009	$(205,545)	$224,464	$38,003	$262,467

(1)	During the first quarter of 2016, the Company capitalized $3.5 million of milestone payments due to an affiliate of Teva under the terms of the Mebendazole Product Agreement related to the FDA’s approval and the Company’s subsequent commercial launch of Emverm® (mebendazole) 100 mg chewable tablets. See “Note 17. Alliance and Collaboration Agreements” for additional information related to the Mebendazole Product Agreement.

During the third quarter of 2016, the Company recorded $613.0 million of intangible asset additions as a result of the Teva Transaction, of which $455.5 million were amortized, finite-lived marketed product rights and $157.5 million were non-amortized, indefinite-lived acquired IPR&D product rights. Refer to “Note 3. Business Acquisitions” for additional information on the Teva Transaction.

Pursuant to the Termination Agreement related to the Teva Transaction, the Company reacquired its full commercial rights to its then pending ANDA for the generic equivalent to Concerta® (methylphenidate hydrochloride), a product candidate the Company had acquired in the Tower Acquisition that the Company had previously partnered with Teva USA, by terminating each party’s rights and obligations with respect to such product under the Strategic Alliance Agreement between the Company and Teva, as amended. Pursuant to the terms of the Strategic Alliance Agreement, each party would retain 50% of the gross profit realized upon sales of the product following approval. As such the Company’s 50% interest in the product was previously considered a non-amortized, indefinite-lived acquired future royalty right owing to the fact that Teva would sell the product upon receiving FDA approval and pay the Company 50% of the gross profit realized. Upon the Company’s reacquisition of the full rights in this product pursuant to the Termination Agreement, the $70.8 million asset value of the Company’s 50% interest, determined at the time of the Tower Acquisition, was transferred to non-amortized, indefinite-lived acquired IPR&D products rights, as reflected in the tables above.

(2)	During the year ended December 31, 2017, the Company commercially launched two products acquired as IPR&D as part of the Teva Transaction and Tower Acquisition and, as a result, transferred the $4.2 million asset value from non-amortized, indefinite-lived acquired IPR&D product rights to amortized, finite lived marketed product rights. These assets will be amortized over an estimated useful life ranging from seven to eight years based on the pattern of economic benefit expected to be realized through 2025.

As of December 31, 2015, the Emverm® acquired IPR&D product right had a carrying value of $82.8 million, which was the fair value assigned by the Company during the purchase price allocation accounting for the Tower Acquisition. As a result of the Company’s commercial launch of the product during the first quarter of 2016, the Company transferred the total $86.3 million of asset value from non-amortized, indefinite-lived acquired IPR&D product rights to amortized, finite-lived marketed product rights and began amortization of the asset. The Emverm® marketed product right intangible asset will be amortized over an estimated useful life of nine years based on the pattern of economic benefit expected to be realized through 2024.

In addition to the intangible asset additions resulting from the Teva Transaction as described above, during the third quarter of 2016, the Company also commercially launched two products, resulting in the transfer of $11.0 million of asset value from non-amortized, indefinite-lived acquired IPR&D product rights to amortized, finite-lived marketed products rights.

(3)	For the year ended December 31, 2017 the Company recognized a total of $289.7 million of intangible asset impairment charges, of which $96.9 million were recognized in cost of revenues impairment charges and $192.8 million were recognized in in-process research and development impairment charges on the Company’s consolidated statement of operations.

The $192.8 million in-process research and development impairment charge was attributable to four products, most of which were acquired in the Teva Transaction. The Company incurred a full impairment charge of $149.7 million during the fourth quarter of 2017 related to the Company’s AB-rated methylphenidate hydrochloride (generic equivalent to Concerta) product. The validation efforts for the product, produced by the Company’s third party manufacturer, were not immediately successful and will require additional time and effort which is anticipated to result in a delay in the launch of up to 12-15 months. The delayed launch is currently expected to result in reduced volume and lower pricing than originally anticipated due to increased competition, resulting in significantly lower expected future cash flows. The Company also reduced the forecasted market share for another IPR&D product due to the introduction of a similar product by a competitor which administers the same active drug ingredient but with a different mode of delivery resulting in a $37.0 million impairment charge incurred during the fourth quarter of 2017. The remainder of the impairment charges were primarily related to the delayed launch of two products which are currently expected to result in reduced volume after launch due to increased competition.

The $96.9 million cost of revenue impairment charge for currently marketed products was attributable to eight currently marketed products. The Company experienced even further price and volume erosion throughout the year without an offsetting increase in customer demand, resulting in significantly lower expected future cash flows. The impairment charge was related to six of the products acquired as part of the Teva Transaction and two products acquired as part of the Tower Acquisition.

During the second quarter of 2016, the Company recognized a total of $1.5 million of charges within cost of revenues impairment charges on the Company’s consolidated statement of operations related to two currently marketed products, which were acquired as part of the Tower Acquisition, primarily due to active pharmaceutical ingredient (“API”) supply issues and minimal sales activity, resulting in immediate discontinuation of one product and rapid phase-out of the other. Additionally, one of the Company’s IPR&D generic products, also acquired as part of the Tower Acquisition, was determined to be impaired as a result of the commercial launch of a competitor’s generic product, resulting in a $1.0 million charge to in-process research and development impairment charges on the Company’s consolidated statement of operations.

Upon closing the Teva Transaction on August 3, 2016, the Company initiated the process of transferring and securing Teva’s and Allergan’s customers for the acquired products to its account. The Company assumed certain price concessions would occur following the closing, however, the Company elected to take additional price reductions on certain of the acquired products in order to retain key customers. These reductions produced significantly lower than expected operating cash flows from the Acquired Product Lines and triggered an impairment analysis. The Company’s impairment analysis for the third quarter of 2016 resulted in the recognition of a total $251.0 million non-cash impairment charge to earnings. Of the total $251.0 million impairment charge, $248.0 million was recorded in cost of revenues impairment charges and $3.0 million was recorded in in-process research and development impairment charges, each in the Company’s consolidated statement of operations for the third quarter of 2016.

Certain other non-cash impairment charges unrelated to the Teva Transaction were also recorded in the third quarter of 2016. During the third quarter of 2016, the Company also recognized a total of $34.2 million of intangible asset impairment charges, of which $8.5 million was recognized in cost of revenues impairment charges on the Company’s consolidated statement of operations and attributable to the full impairment of three marketed products and one third-party partnered product where the Company received royalties from the sale of such product. The affected products were manufactured in the Company’s Middlesex, New Jersey facility, which the Company is in the process of closing as discussed in “Note 15. Restructurings.” The products were discontinued for several reasons, including the inability to efficiently transfer technology to another manufacturing site, the inability to continue to secure API from third parties on a timely basis, and/or minimal current and projected sales activity. The remaining $25.7 million of impairment charges recognized by the Company during the third quarter of 2016 were recognized in in-process research and development impairment charges and related to two of the Company’s IPR&D product rights acquired in the Tower Acquisition due to delays in expected start of commercialization and lower pricing amid highly competitive market conditions, resulting in lower expected future cash flows.

During the fourth quarter of 2016, the Company recognized a total of $253.9 million of intangible asset impairment charges, of which $230.6 million were recognized in cost of revenues impairment charges and $23.3 million were recognized in in-process research and development impairment charges on the Company’s consolidated statement of operations. More than half of the total impairment charges incurred during the fourth quarter of 2016 was attributable to the Company’s epinephrine auto-injector product, which was acquired as part of the Tower Acquisition. The impairment charge on the epinephrine auto-injector product was triggered by current and projected price degradation as a result of changes in the pricing environment and additional competition. The Company also experienced even further price reductions on certain of the products acquired as part of the Teva Transaction during the fourth quarter of 2016, resulting in $57.4 million of additional intangible asset impairment charges, of which $53.7 million was recorded to cost of revenues impairment charges and $3.7 million was recorded to in-process research and development impairment charges. In addition, the Company recognized $36.3 million of intangible asset impairment related to its anthelmintic product franchise, of which $24.3 million was recorded to cost of revenues impairment charges and $12.0 million was recorded to in-process research and development impairment charges. The $24.3 million charge was attributable to lower than expected script volume for Emverm®. The $12.0 million charge recorded to in-process research and development during the fourth quarter of 2016 was attributable to a decision by the Company’s management during the fourth quarter of 2016 to cease development on a next-generation version of Albenza® as a result of continued difficulties sourcing the API. The remainder of the fourth quarter of 2016 impairment charges were primarily attributable to the products acquired as part of the Tower Acquisition and resulted from lower current and/or forecasted pricing amid highly competitive market conditions, resulting in lower forecasted future cash flows.

(4)

During the second quarter of 2017, the Company divested 29 ANDAs and one NDA for non-strategic approved generic products, the vast majority of which were not marketed, and all acquired as part of the Tower Acquisition, for gross proceeds of $12.0 million. These intangible assets had a fully amortized gross carrying value of $2.4 million at the time of the sale. The Company incurred $0.1 million of legal expense in connection with the divestiture, resulting in a net gain on sale of $11.9 million recognized as gain on sale of assets on the Company’s consolidated statement of operations.

Amortization

The Company recognized amortization expense of $68.4 million, $56.5 million and $40.2 million for the years ended December 31, 2017, 2016 and 2015, respectively, in cost of revenues in the consolidated statements of operations presented.

The following table shows the expected future amortization of the Company’s finite lived intangible assets as of December 31, 2017 (in thousands):

For the years ending December 31,	Amortization Expense
2018	$56,431
2019	46,771
2020	36,140
2021	23,778
2022	19,701
Thereafter	41,643

Total	$224,464

Sale of Daraprim® to Turing

In July 2015, the Company received an unsolicited offer from Turing to purchase the U.S. rights to Daraprim®, one of the marketed products acquired in the Tower Acquisition, as well as the active pharmaceutical ingredient for the product and the finished goods inventory on hand. The sale closed on August 7, 2015, and the Company received proceeds of $55.5 million at closing. The net book value of the Daraprim® product rights at the time of sale was $9.3 million, and the Company recognized a gain on the sale of the intangible asset of $45.6 million, net of expenses. Pursuant to the terms of the Asset Purchase Agreement between the Company and Turing dated August 7, 2015 (the “Turing APA”), the Company also granted a limited license to sell the existing Daraprim® product under the Company’s labeler code with the Company’s trade dress.

In accordance with the terms of the Turing APA and in accordance with federal laws and regulations, the Company received and was initially responsible for processing and paying (subject to reimbursement by Turing), all chargebacks and rebates resulting from utilization by Medicaid, Medicare and other federal, state and local governmental programs, health plans and other health care providers for product sold under the Company’s labeler code. Under the terms of the Turing APA, Turing is responsible for liabilities related to chargebacks and rebates that arise as a result of Turing’s marketing or selling related activities in connection with Daraprim®.

Goodwill

Goodwill had a carrying value on the Company’s consolidated balance sheets of $207.3 million and $207.3 million as of December 31, 2017 and 2016, respectively. As of December 31, 2017, the Company attributed $147.6 million and $59.7 million to the Impax Generics division and the Impax Specialty Pharma division, respectively. The Company concluded based on the results of the annual testing performed that the carrying value of goodwill was not impaired as of December 31, 2017 or 2016.

9. ACCRUED EXPENSES

The following table sets forth the Company’s accrued expenses (in thousands):

	December 31, 2017	December 31, 2016
Payroll-related expenses	$38,415	$37,986
Product returns	76,293	72,888
Accrued shelf stock	7,525	7,032
Government rebates	73,970	72,063
Legal and professional fees	14,005	8,395
Estimated Teva and Allergan chargebacks and rebates(1)	13,277	14,813
Accrued profit sharing and royalty expenses	8,373	13,642
Other	16,269	17,834

Total accrued expenses	$248,127	$244,653

(1)	As discussed in “Note 3. Business Acquisitions,” in connection with the Teva Transaction, the Company, Teva and Allergan agreed to certain transition related services pursuant to which the Company agreed to manage the payment process for certain commercial chargebacks and rebates on behalf of Teva and Allergan related to products each of Teva and Allergan sold into the channel prior to the Company’s acquisition of the products. On August 18, 2016, the Company received a payment totaling $42.4 million from Teva and Allergan, which represented their combined estimate of the amount of commercial chargebacks and rebates to be paid by the Company on their behalf to wholesalers who purchased products from Teva and Allergan prior to the closing. Pursuant to the agreed upon transition services, Teva and Allergan are obligated to reimburse the Company for additional payments related to chargebacks and rebates for products they sold into the channel prior to the closing and made on their behalf in excess of the $42.4 million. If the total payments made by the Company on behalf of Teva and Allergan are less than $42.4 million, the Company is obligated to refund the difference to Teva and/or Allergan. As of December 31, 2017, the Company had paid $29.1 million related to chargebacks and rebates as described above and $13.3 million remained in accrued expenses on the Company’s consolidated balance sheet.

Product Returns

The Company maintains a return policy to allow customers to return product within specified guidelines. The Company estimates a provision for product returns as a percentage of gross sales based upon historical experience for sales made through its Impax Generics and Impax Specialty Pharma sales channels. Sales of product under the Private Label, Rx Partner and OTC Partner alliance, collaboration and supply agreements are not subject to returns.

A rollforward of the return reserve activity for the years ended December 31, 2017, 2016 and 2015 is as follows (in thousands):

	Years Ended December 31,
	2017	2016	2015
Returns reserve
Beginning balance	$72,888	$48,950	$27,174
Acquired balances	—	—	11,364
Provision related to sales recorded in the period	47,709	52,383	43,967
Credits issued during the period	(44,304)	(28,445)	(33,555)

Ending balance	$76,293	$72,888	$48,950

10. DEBT

Royal Bank of Canada Credit Facilities

On August 3, 2016, the Company entered into a restatement agreement with Royal Bank of Canada, as administrative agent, and the lenders and guarantors party thereto (the “Restatement Agreement”). The Restatement Agreement amends and restates the Company’s existing Revolving Credit Facility Agreement (as amended and restated and amended to date, the “Amended and Restated Credit Agreement”) to, among other things, (i) add a term loan feature to allow for the borrowing of up to $400.0 million of term loans (the “Term Loan Facility”) by the Company in accordance with the terms of the Amended and Restated Credit Agreement, (ii) increase the aggregate principal amount of revolving loans permitted under the Amended and Restated Credit Agreement (the “Revolving Credit Facility,” and, together with the Term Loan Facility, the “RBC Credit Facilities”), from $100.0 million to $200.0 million; and (iii) extend the maturity date of the Revolving Credit Facility from August 4, 2020 to August 3, 2021. On March 27, 2017, the Company entered into Amendment No. 1 by and among the Company, Royal Bank of Canada, as administrative agent, and the lenders party thereto (the “Amendment”) to the Amended and Restated Credit Agreement.

Borrowings under the Amended and Restated Credit Agreement will accrue interest at a rate equal to LIBOR or the base rate, plus an applicable margin. The applicable margin may be increased or reduced by 0.25% based on the Company’s total net leverage ratio. Up to $12.5 million of the Revolving Credit Facility is available for issuance of letters of credit and any such letters of credit will reduce the amount available under the Revolving Credit Facility on a dollar-for-dollar basis. The Company is required to pay a commitment fee to the lenders on the average daily unused portion of the Revolving Credit Facility at 0.50% or 0.375% per annum, depending on the Company’s total net leverage ratio.

The Amended and Restated Credit Agreement contains certain negative covenants (subject to exceptions, materiality thresholds and other allowances) including, without limitation, negative covenants that limit the Company’s and its restricted subsidiaries’ ability to incur additional debt, guarantee other obligations, grant liens on assets, make loans, acquisitions or other investments, dispose of assets, make optional payments in connection with or modify certain debt instruments, pay dividends or make other payments on capital stock, engage in mergers or consolidations, enter into arrangements that restrict the Company’s and its restricted subsidiaries’ ability to pay dividends or grant liens, engage in transactions with affiliates, or change its fiscal year. Prior to the effective date of the Amendment on March 27, 2017, the Amended and Restated Credit Agreement also included a financial maintenance covenant whereby the Company must not permit its total net leverage ratio in any 12-month period to exceed 5.00:1.00, as tested at the end of each fiscal quarter. Effective as of March 27, 2017 and pursuant to the Amendment, the total net leverage ratio financial covenant was replaced with a new senior secured net leverage ratio financial covenant. Pursuant to the Amendment, the Company must not permit its senior secured net leverage ratio to exceed 2.50:1.00 and the interest coverage ratio to be less than 3.00:1.00, in each case in any 12-month period, as tested at the end of each fiscal quarter. The Company was in compliance with all of its covenants under the Amended and Restated Credit Agreement as of December 31, 2017.

The Amended and Restated Credit Agreement contains events of default, including, without limitation (subject to customary grace periods and materiality thresholds), events of default upon (i) the failure to make payments pursuant to the terms of the Amended and Restated Credit Agreement, (ii) violation of covenants, (iii) incorrectness of representations and warranties, (iv) cross-default and cross-acceleration to other material indebtedness, (v) bankruptcy events, (vi) material monetary judgments (to the extent not covered by insurance), (vii) certain matters arising under the Employee Retirement Income Security Act of 1974, as amended, that could reasonably be expected to result in a material adverse effect, (viii) the actual or asserted invalidity of the documents governing the RBC Credit Facilities, any material guarantees or the security interests (including priority thereof) required under the Amended and Restated Credit Agreement and (ix) the occurrence of a change of control (as defined therein). Upon the occurrence of certain events of default, the obligations under the Amended and Restated Credit Agreement may be accelerated and any remaining commitments thereunder may be terminated.

The full amount of proceeds from the Term Loan Facility of $400.0 million, along with $196.4 million of cash were used to finance the Teva Transaction (including transaction costs) at closing on August 3, 2016. As of December 31, 2017, $199.7 million Revolving Credit Facility remains available to the Company for working capital and other general corporate purposes.

In connection with the Term Loan Facility, the Company incurred $11.0 million of debt issuance costs for banking, legal and accounting fees and other expenses during the third quarter of 2016. In connection with the Amendment, the Company incurred $0.8 million of debt issuance costs for banking fees during the first quarter of 2017. These debt issuance costs were recorded on the Company’s consolidated balance sheet as a reduction to the current and long-term portions of debt related to the Term Loan Facility. These deferred debt issuance costs will be accreted to interest expense over the term of the debt using the effective interest method. In connection with the increase in the aggregate principal amount of revolving loans permitted under the Revolving Credit Facility, the Company incurred $0.8 million of debt issuance costs for banking fees which were recorded as an asset with current and long-term portions on the Company’s consolidated balance sheet. These deferred debt issuance costs, in addition to the $0.3 million balance remaining from the initial $100.0 million revolving credit facility, will be amortized to interest expense over the term of the Revolving Credit Facility using the straight-line method.

For the year ended December 31, 2017, the Company recognized $17.7 million of interest expense related to the Term Loan Facility, of which $15.5 million was cash and $2.2 million was non-cash accretion of the debt discount recorded for deferred debt issuance costs. For the period of August 3, 2016 through December 31, 2016, the Company recognized $6.9 million of interest expense related to the Term Loan Facility, of which $6.0 million was cash and $0.9 million was non-cash accretion of the debt discount recorded for deferred debt issuance costs. As of December 31, 2017, the Term Loan Facility had a carrying value of $317.5 million, of which $17.8 million is classified as current debt and $299.7 million is classified as long-term debt on the Company’s consolidated balance sheets. The Term Loan Facility requires the Company to make quarterly principal payments of $5.0 million beginning from December 2016 through June 2021, and the remaining principal balance is payable in August 2021. As of December 31, 2017, the outstanding principal amount for the Term Loan Facility was $325.0 million.

Loss on Early Extinguishment of Debt—Voluntary Prepayment of $50.0 Million of Principal—RBC Term Loan Facility

On February 28, 2017, the Company made a voluntary prepayment in the amount of $50.3 million under its Term Loan Facility, representing $50.0 million of principal amount and $0.3 million of accrued interest thereon. As a result of this voluntary prepayment, for the quarter ended March 31, 2017, the Company recorded a loss on early extinguishment of debt of $1.2 million to write-off a pro rated portion of the related unaccreted debt issuance costs.

2% Convertible Senior Notes due June 2022

On June 30, 2015, the Company issued an aggregate principal amount of $600.0 million of 2.00% Convertible Senior Notes due June 2022 (the “Notes”) in a private placement offering, which are the Company’s senior unsecured obligations. The Notes were issued pursuant to an Indenture dated June 30, 2015 (the “Indenture”) between the Company and Wilmington Trust, N.A., as trustee. The Indenture includes customary covenants and sets forth certain events of default after which the Notes may be due and payable immediately. The Notes will mature on June 15, 2022, unless earlier redeemed, repurchased or converted. The Notes bear interest at a rate of 2.00% per year, and interest is payable semiannually in arrears on June 15 and December 15 of each year, beginning on December 15, 2015.

The conversion rate for the Notes is initially set at 15.7858 shares per $1,000 of principal amount, which is equivalent to an initial conversion price of $63.35 per share of the Company’s common stock. If a Make-Whole

Fundamental Change (as defined in the Indenture) occurs or becomes effective prior to the maturity date and a holder elects to convert its Notes in connection with the Make-Whole Fundamental Change, the Company is obligated to increase the conversion rate for the Notes so surrendered by a number of additional shares of the Company’s common stock as prescribed in the Indenture. Additionally, the conversion rate is subject to adjustment in the event of an equity restructuring transaction such as a stock dividend, stock split, spinoff, rights offering, or recapitalization through a large, nonrecurring cash dividend (“standard antidilution provisions,” per FASB ASC 815-40).

Contracts in Entity’s Own Equity (“ASC 815-40”)).

The Notes are convertible at the option of the holders at any time prior to the close of business on the business day immediately preceding December 15, 2021 only under the following circumstances:

(i)	If during any calendar quarter commencing after the quarter ending September 30, 2015 (and only during such calendar quarter) the last reported sale price of the Company’s common stock for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter is greater than 130% of the conversion price on each applicable trading day; or

(ii)	If during the five business day period after any 10 consecutive trading day period (the “measurement period”) in which the trading price per $1,000 of principal amount of Notes for each trading day of the measurement period was less than 98% of the product of the last report sale price of the Company’s common stock and the conversion rate on each such trading day; or

(iii)	Upon the occurrence of corporate events specified in the Indenture.

On or after December 15, 2021 until the close of business on the second scheduled trading day immediately preceding the maturity date, the holders may convert their Notes at any time, regardless of the foregoing circumstances. The Company may satisfy its conversion obligation by paying or delivering, as the case may be, cash, shares of the Company’s common stock, or a combination of cash and shares of the Company’s common stock, at the Company’s election and in the manner and subject to the terms and conditions provided in the Indenture.

Concurrently with the offering of the Notes and using a portion of the proceeds from the sale of the Notes, the Company entered into a series of convertible note hedge and warrant transactions (the “Note Hedge Transactions” and “Warrant Transactions”) which are designed to reduce the potential dilution to the Company’s stockholders and/or offset the cash payments the Company is required to make in excess of the principal amount upon conversion of the Notes. The Note Hedge Transactions and Warrant Transactions are separate transactions, in each case, entered into by the Company with a financial institution and are not part of the terms of the Notes. These transactions will not affect any holder’s rights under the Notes, and the holders of the Notes have no rights with respect to the Note Hedge Transactions and Warrant Transactions. See “Note 11. Stockholders’ Equity” for additional information.

At the June 30, 2015 issuance date of the Notes, the Company did not have the necessary number of authorized but unissued shares of its common available to share-settle the conversion option of the Notes. Therefore, in accordance with guidance found in FASB ASC 470-20, Debt with Conversion and Other Options, and FASB Topic ASC 815-15, Embedded Derivatives, the conversion option of the Notes was deemed an embedded derivative requiring bifurcation from the Notes (host contract) and separate accounting as a derivative liability. The fair value of the conversion option derivative liability at June 30, 2015 was $167.0 million, which was recorded as a reduction to the carrying value of the debt and will be accreted to interest expense over the term of the debt using the effective interest method. Although the Company subsequently amended the Company’s Restated Certificate of Incorporation to increase the authorized number of shares of the Company’s common stock in December 2015, the debt discount remained and continues to be accreted to interest expense. See “Note 11. Stockholders’ Equity” for additional information.

In connection with the issuance of the Notes, the Company incurred $18.7 million of debt issuance costs for banking, legal and accounting fees and other expenses. This amount was also recorded on the Company’s balance sheet as a reduction to the carrying value of the debt and is being accreted to interest expense over the term of the debt using the effective interest method.

For the years ended December 31, 2017 and 2016, the Company recognized $35.5 million and $33.8 million, respectively, of interest expense related to the Notes, of which $12.0 million and $12.0 million, respectively, was cash and $23.5 million and $21.8 million, respectively, was non-cash accretion of the debt discounts recorded. As the Notes mature in 2022, they have been classified as long-term debt on the Company’s consolidated balance sheets, with a carrying value of $469.9 million and $446.4 million as of December 31, 2017 and 2016, respectively.

Loss on Early Extinguishment of Debt—Barclays $435.0 million Term Loan

In connection with the Tower Acquisition during the first quarter of 2015, the Company entered into a $435.0 million senior secured term loan facility (the “Barclays Term Loan”) and a $50.0 million senior secured revolving credit facility (the “Barclays Revolver” and collectively with the Barclays Term Loan, the “Barclays Senior Secured Credit Facilities”), pursuant to a credit agreement, dated as of March 9, 2015, by and among the Company, the lenders party thereto from time to time and Barclays Bank PLC (“Barclays”), as administrative and collateral agent (the “Barclays Credit Agreement”). In connection with the Barclays Senior Secured Credit Facilities, the Company incurred debt issuance costs for banking, legal and accounting fees and other expenses of $17.8 million, which were previously reflected as a discount to the carrying value of the debt on the Company’s consolidated balance sheet in accordance with ASU 2015-03. Prior to repayment of the Barclays Term Loan on June 30, 2015, this debt discount was accreted to interest expense over the term of the loan using the effective interest rate method.

On June 30, 2015, the Company used $436.4 million of the proceeds from the sale of the Notes to repay the $435.0 million of principal and $1.4 million of accrued interest due on its Barclays Term Loan under the Barclays Credit Agreement. In connection with this repayment of the loan, for the quarter ended June 30, 2015, the Company recorded a loss on early extinguishment of debt of $16.9 million related to the unaccreted portion of the debt discount.

For the six months ended June 30, 2015, the Company incurred total interest expense related to the Barclays Term Loan of $10.7 million, of which $9.8 million was cash and $0.9 million was non-cash accretion of the debt discount recorded. In addition, included in interest expense for 2015 is a $2.3 million ticking fee paid to Barclays during the first quarter of 2015, prior to the funding of the Barclays Senior Secured Credit Facilities on March 9, 2015, to lock in the financing terms from the lenders’ commitment of the Barclays Term Loan until the actual allocation of the loan occurred at the closing of the Tower Acquisition.

Future principal maturities of December 31, 2017 are as follows (in thousands):

Years ending December 31,
2018	$20,000
2019	20,000
2020	20,000
2021	265,000
2022	600,000

Total	$925,000

11. STOCKHOLDERS’ EQUITY

Preferred Stock

Pursuant to its Restated Certificate of Incorporation (the “Certificate of Incorporation”), the Company is authorized to issue 2,000,000 shares of “blank check” preferred stock, $0.01 par value per share, which enables the Board of Directors, from time to time, to create one or more new series of preferred stock. Each series of preferred stock issued can have the rights, preferences, privileges and restrictions designated by the Board of Directors. The issuance of any new series of preferred stock could affect, among other things, the dividend, voting, and liquidation rights of the Company’s common stock. The Company had no preferred stock issued or outstanding as of December 31, 2017 or 2016.

Common Stock

Pursuant to its Certificate of Incorporation, the Company is authorized to issue 150,000,000 shares of common stock, $0.01 par value per share, of which 74,234,076 shares have been issued and 73,990,347 shares were outstanding as of December 31, 2017. In addition, the Company had reserved for issuance the following amounts of shares of its common stock for the purposes described below as of December 31, 2017 (in thousands):

Shares issued	74,234
Stock options outstanding (1)	3,175
Conversion of Notes payable (2)	9,471
Warrants outstanding (see below)	9,471

Total shares of common stock issued and reserved for issuance	96,351

(1)	See “Note 13. Share-Based Compensation”
(2)	See “Note 10. Debt”

Warrants

As discussed in “Note 10. Debt”, on June 30, 2015, the Company entered into a series of Note Hedge Transactions and Warrant Transactions with a financial institution which are designed to reduce the potential dilution to the Company’s stockholders and/or offset the cash payments the Company is required to make in excess of the principal amount upon conversion of the Notes. Pursuant to the Warrant Transactions, the Company sold to a financial institution 9.47 million warrants to purchase the Company’s common stock, for which it received proceeds of $88.3 million. The warrants have an exercise price of $81.277 per share (subject to adjustment), are immediately exercisable, and have an expiration date of September 15, 2022.

Additional Paid-In Capital

Pursuant to the Note Hedge Transactions, the Company purchased from a financial institution 0.6 million call options on the Company’s common stock, for which it paid consideration of $147.0 million. Each call option entitles the Company to purchase 15.7858 shares of the Company’s common stock at an exercise price of $63.35 per share, is immediately exercisable, and has an expiration date of June 15, 2022, subject to earlier exercise. At the time of the Note Hedge Transactions, because of an insufficient number of authorized but unissued shares of the Company’s common stock, these call options did not meet the criteria for equity classification under FASB ASC Topic 815-40, Derivatives and Hedging and were accounted for as a derivative asset.

As of December 8, 2015, pursuant to the Company’s amendment to its Certificate of Incorporation to increase the number of authorized shares of common stock, the call options purchased pursuant to the Note Hedge Transactions (formerly a derivative asset) and the conversion option of the Notes (formerly an embedded derivative liability) were reclassified to equity in additional paid-in capital. The net effect of the reclassification of these derivatives was a $21.0 million, net of tax, increase in additional paid-in capital reflected on the Company’s December 31, 2015 consolidated balance sheet.

During the year ended December 31, 2015, the Company recognized in its consolidated statement of operations $13.0 million of net expense related to the change in the fair value of the former derivative asset and liability. There was no comparable expense recognized in 2016 or 2017.

12. EARNINGS PER SHARE

The Company’s basic earnings per common share (“EPS”) is computed by dividing net (loss) income available to the Company’s common stockholders (as presented on the consolidated statements of operations) by the weighted-average number of shares of the Company’s common stock outstanding during the period. The Company’s restricted stock awards (non-vested shares) are issued and outstanding at the time of grant but are excluded from the Company’s computation of weighted-average shares outstanding in the determination of basic EPS until vesting occurs.

For purposes of calculating diluted EPS, the denominator includes both the weighted-average number of shares of common stock outstanding and the number of common stock equivalents if the inclusion of such common stock equivalents would be dilutive. Dilutive common stock equivalents potentially include warrants, stock options and non-vested restricted stock awards using the treasury stock method and the number of shares of common stock issuable upon conversion of the Company’s outstanding convertible notes payable. In the case of the Company’s outstanding convertible notes payable, the diluted EPS calculation is further affected by an add-back of interest expense, net of tax, to the numerator under the assumption that the interest would not have been incurred if the convertible notes had been converted into common stock.

The following is a reconciliation of basic and diluted net (loss) income per share of common stock for the three years ended December 31, 2017, 2016 and 2015 (in thousands, except per share amounts):

	Years Ended December 31,
	2017	2016	2015
Basic (Loss) Earnings Per Common Share:
Net (loss) income	$(469,287)	$(472,031)	$38,997

Weighted-average common shares outstanding	71,857	71,147	69,640

Basic (loss) earnings per share	$(6.53)	$(6.63)	$0.56

Diluted (Loss) Earnings Per Common Share:
Net (loss) income	$(469,287)	$(472,031)	$38,997
Add-back of interest expense on outstanding convertible notes payable, net of tax	— (1)	— (1)	—	(2)

Adjusted net (loss) income	$(469,287)	$(472,031)	$38,997

Weighted-average common shares outstanding	71,857	71,147	69,640
Weighted-average incremental shares related to assumed exercise of warrants, stock options, vesting of non-vested shares and ESPP share issuance	— (3)	— (4)	2,387	(5)
Weighted-average incremental shares assuming conversion of outstanding notes payable	— (1)	— (1)	—	(2)

Diluted weighted-average common shares outstanding	71,857 (3)	71,147 (4)	72,027	(6)

Diluted net (loss) income per share	$(6.53)	$(6.63)	$0.54

(1)	For the years ended December 31, 2017 and 2016, the Company incurred a net loss, which cannot be diluted, so basic and diluted loss per common share were the same. Accordingly, there were no numerator or denominator adjustments related to the Company’s outstanding Notes.
(2)	The numerator and denominator adjustments related to the Company’s convertible notes payable were excluded from the computation because the add-back of interest expense, net of tax, to the numerator had a greater effect on the quotient than the inclusion of the incremental shares assuming conversion of the convertible notes payable in the denominator, resulting in anti-dilution.
(3)	For the year ended December 31, 2017, the Company incurred a net loss, which cannot be diluted, so basic and diluted loss per common share were the same. As of December 31, 2017, shares issuable but not included in the Company’s calculation of diluted EPS, which could potentially dilute future earnings, included 9.47 million warrants outstanding, 9.47 million shares for conversion of outstanding Notes payable, 3.2 million stock options outstanding and 1.9 million non-vested restricted stock awards.
(4)	For the year ended December 31, 2016, the Company incurred a net loss, which cannot be diluted, so basic and diluted loss per common share were the same. As of December 31, 2016, shares issuable but not included in the Company’s calculation of diluted EPS, which could potentially dilute future earnings, included 9.47 million warrants outstanding, 9.47 million shares for conversion of outstanding Notes payable, 2.2 million stock options outstanding and 2.2 million non-vested restricted stock awards.
(5)	As of December 31, 2015, the approximately 9.47 million warrants outstanding have been excluded from the denominator of the diluted EPS computation under the treasury stock method because the exercise price of the warrants exceeds the average market price of the Company’s common stock for the period, so inclusion in the calculation would be anti-dilutive.
(6)	As of December 31, 2015, shares issuable but not included in the Company’s calculation of diluted EPS, which could potentially dilute future earnings, included 9.47 million for warrants outstanding, 9.47 million shares for conversion of outstanding Notes payable, 1.7 million stock options outstanding and 1.5 million non-vested restricted stock awards.

13. SHARE-BASED COMPENSATION

The Company recognizes the grant date fair value of each option and share of restricted stock over its vesting period. Stock options and restricted stock awards are granted under the Company’s Fourth Amended and Restated 2002 Equity Incentive Plan and generally vest over a four year period and, in the case of stock options, have a term of 10 years.

Impax Laboratories, Inc. Fourth Amended and Restated 2002 Equity Incentive Plan (“2002 Plan”)

The aggregate number of shares of common stock authorized for issuance pursuant to the Company’s 2002 Plan is 18,050,000 shares. There were 2,324,997, 2,233,393 and 2,394,433 stock options outstanding as of December 31, 2017, 2016 and 2015, respectively, and 1,861,489, 2,160,127 and 2,146,498 non-vested restricted stock awards outstanding as of December 31, 2017, 2016 and 2015, respectively, under the 2002 Plan.

Impax Laboratories, Inc. 1999 Equity Incentive Plan (“1999 Plan”)

The aggregate number of shares of common stock authorized for issuance pursuant to the Company’s 1999 Plan is 5,000,000 shares. There were 0, 938 and 10,938 stock options outstanding as of December 31, 2017, 2016 and 2015, respectively, under the 1999 Plan. The Company has ceased granting equity awards under the 1999 Plan.

Awards Granted Out of Plan—CEO Inducement

On March 27, 2017, the Company granted Paul M. Bisaro, its new President and Chief Executive Officer, an option to purchase 850,000 shares of the Company’s common stock pursuant to the terms of his Employment Agreement dated as of March 24, 2017 with the Company. The grant was made in accordance with NASDAQ’s employment inducement grant exemption and therefore was not granted under a stockholder approved plan. The grant is subject to the terms of an option agreement with Mr. Bisaro to evidence the award. There were 850,000 stock options outstanding related to this grant as of December 31, 2017.

The following table summarizes all of the Company’s stock option activity for the years ended December 31, 2017, 2016, and 2015:

Stock Options	Number of Shares Under Option	Weighted- Average Exercise Price per Share
Outstanding at December 31, 2014	3,042,180	$14.78
Options granted	406,950	41.27
Options exercised	(1,042,198)	9.87
Options forfeited	(1,561)	16.70

Outstanding at December 31, 2015	2,405,371	21.39
Options granted	572,625	12.27
Options exercised	(477,910)	19.09
Options forfeited	(265,755)	35.88

Outstanding at December 31, 2016	2,234,331	22.67
Options granted	1,198,726	12.21
Options exercised	(74,643)	10.22
Options forfeited	(183,417)	33.07

Outstanding at December 31, 2017	3,174,997	18.36

Options exercisable at December 31, 2017	1,634,133	$19.63

In May 2016, a retiring member of the Company’s Board of Directors exercised vested stock options on a cashless basis, whereby the Company withheld 19,022 shares to cover the $0.6 million of proceeds due to the Company, representing the aggregate exercise price of the options.

As of December 31, 2017, stock options outstanding and exercisable had average remaining contractual lives of 6.70 years and 5.20 years, respectively. Also, as of December 31, 2017, stock options outstanding and exercisable each had aggregate intrinsic values of $9.9 million and $4.6 million, respectively, and restricted stock awards outstanding had an aggregate intrinsic value of $31.0 million.

The Company grants restricted stock to certain eligible employees as a component of its long-term incentive compensation program. The restricted stock award grants are made in accordance with the Company’s 2002 Plan and are issued and outstanding at the time of grant but are subject to forfeiture if the vesting conditions are not met. A summary of the non-vested restricted stock awards is as follows:

Restricted Stock Awards	Non-Vested Restricted Stock Awards	Weighted- Average Grant Date Fair Value
Non-vested at December 31, 2014	2,327,176	$23.61
Granted	973,742	45.40
Vested	(930,159)	22.64
Forfeited	(224,261)	29.01

Non-vested at December 31, 2015	2,146,498	33.20
Granted	1,245,184	31.77
Vested	(893,190)	28.97
Forfeited	(338,365)	33.87

Non-vested at December 31, 2016	2,160,127	34.02
Granted	980,419	13.89
Vested	(730,160)	31.99
Forfeited	(548,897)	30.27

Non-vested at December 31, 2017	1,861,489	$25.36

Included in the 730,160 shares of restricted stock vested during the year ended December 31, 2017 are 268,512 shares with a weighted-average fair value of $15.77 per share that were withheld for tax withholding obligations upon vesting of such awards from stockholders who elected to net share settle such tax withholding obligation. Included in the 893,190 shares of restricted stock vested during the year ended December 31, 2016 are 335,423 shares with a weighted-average fair value of $27.69 per share that were withheld for tax withholding purposes upon vesting of such awards from stockholders who elected to net share settle such tax withholding obligation. Included in the 930,159 shares of restricted stock vested during the year ended December 31, 2015 are 370,449 shares with a weighted-average fair value of $40.48 per share that were withheld for tax withholding purposes upon vesting of such awards from stockholders who elected to net share settle such tax withholding obligation.

As of December 31, 2017, the Company had 1,932,375 shares available for issuance for either stock options or restricted stock awards under the 2002 Plan. Although there were also 296,921 shares available for issuance under the 1999 Plan, the Company has ceased granting equity awards under this plan. Additionally, the Company had 1,501,351 shares available for issuance under its 2001 Non-Qualified Employee Stock Purchase Plan, as amended (“ESPP”). The Company’s Board of Directors has determined that the final purchase period prior to December 31, 2017 would be the final purchase period under the ESPP, and the ESPP was terminated thereafter.

As of December 31, 2017, the Company had total unrecognized share-based compensation expense of $41.8 million related to all of its share-based awards, which is expected to be recognized over a weighted average period of 1.75 years. The intrinsic value of options exercised during the years ended December 31, 2017, 2016 and 2015 was $0.5 million, $5.8 million and $33.0 million, respectively. The total fair value of restricted stock which vested during the years ended December 31, 2017, 2016 and 2015 was $23.4 million, $25.9 million and $21.1 million, respectively.

The Company estimated the fair value of each stock option award on the grant date using the Black-Scholes option pricing model with the following assumptions:

	Years Ended December 31,
	2017			2016			2015
Volatility (range)	46.5%	—	49.2%	38.1%	—	40.3%	39.9%	—	40.1%
Volatility (weighted average)		48.1%			38.3%			40.0%
Risk-free interest rate (range)	1.9%	—	2.2%	1.2%	—	1.9%	0.8%	—	1.8%
Risk-free interest rate (weighted average)		2.1%			1.4%			1.7%
Dividend yield		—%			—%			—%
Weighted-average expected life (years)		6.18			6.14			6.18
Weighted average grant date fair value		$5.93			$12.27			$17.08

The Company estimated the fair value of each stock option award on the grant date using the Black-Scholes option pricing model, wherein expected volatility is based on historical volatility of the Company’s common stock. The expected term calculation is based on the “simplified” method described in SAB No. 107, Share-Based Payments and SAB No. 110, Share-Based Payment, as the result of the simplified method provides a reasonable estimate in comparison to actual experience. The risk-free interest rate is based on the U.S. Treasury yield at the date of grant for an instrument with a maturity that is commensurate with the expected term of the stock options. The dividend yield of zero is based on the fact that the Company has never paid cash dividends on its common stock and has no present intention to pay cash dividends. Options granted under each of the above plans generally vest over four years and have a term of 10 years.

The amount of share-based compensation expense recognized by the Company is as follows (in thousands):

	Years Ended December 31,
	2017	2016	2015
Manufacturing expenses	$4,975	$6,364	$4,479
Research and development	16,174	5,697	5,996
Selling, general and administrative	5,109	20,119	18,138

Total	$26,258	$32,180	$28,613

The after tax impact of recognizing the share-based compensation expense related to FASB ASC Topic 718 on basic earnings per common share was $0.30, $0.31 and $0.20 for the years ended December 31, 2017, 2016 and 2015, respectively, and diluted earnings per common share was $0.30, $0.31 and $0.20 for the years ended December 31, 2017, 2016 and 2015, respectively. The Company recognized a deferred tax benefit, before consideration of tax valuation allowances, of $4.8 million, $9.6 million and $9.2 million in the years ended December 31, 2017, 2016 and 2015, respectively, related to share-based compensation expense recorded for non-qualified employee stock options and restricted stock awards.

The Company’s policy is to issue new shares to satisfy stock option exercises and to grant restricted stock awards.

Share based Compensation Expense related to Former Executives

In December 2016, the Company announced that G. Frederick Wilkinson and the Company mutually agreed that Mr. Wilkinson would separate from his positions as President and Chief Executive Officer of Impax and resign as a member of the Board of Directors of the Company, effective December 19, 2016. In connection with his separation from the Company, Mr. Wilkinson and the Company entered into a General Release and Waiver dated as of December 19, 2016 (the “General Release and Waiver”). The General Release and Waiver provided for 12 month accelerated vesting of certain of Mr. Wilkinson’s stock options and shares of restricted stock in accordance with the terms therein. As a result, during the year ended December 31, 2016, the Company recorded $0.5 million of accelerated expense related to the accelerated vesting of certain of Mr. Wilkinson’s outstanding stock options and restricted stock.

The Company appointed Mr. Wilkinson as its President and Chief Executive Officer effective as of April 29, 2014. In accordance with Mr. Wilkinson’s appointment and pursuant to Mr. Wilkinson’s employment agreement with the Company, the Company granted to Mr. Wilkinson 150,000 shares of the Company’s restricted stock with a grant date fair value of $3.9 million, which vested as to one-third of the underlying shares on each of the six, 12 and 18 month anniversaries of April 29, 2014. Mr. Wilkinson also received pursuant to his employment agreement with the Company an award of 375,000 shares of restricted stock. The performance goals were achieved during fiscal year 2015 and pursuant to the terms of the employment agreement, 50% of Mr. Wilkinson’s performance-based restricted stock vested in 2015 and 50% vested in 2016. The Company valued these restricted stock awards subject to performance-based vesting using a Monte Carlo simulation and recognized the $7.6 million value of these awards over the longer of the derived or explicit service period, which was two years.

14. EMPLOYEE BENEFIT PLANS

401(k) Defined Contribution Plan

The Company sponsors a 401(k) defined contribution plan covering all employees. Participants are permitted to contribute up to 25% of their eligible annual pre-tax compensation up to established federal limits on aggregate participant contributions. The Company matches 100% of the employee contributions up to a maximum of 5% of employee compensation. Discretionary profit-sharing contributions made by the Company, if any, are determined annually by the Board of Directors. Participants are 100% vested in discretionary profit-sharing and matching contributions made by the Company after three years of service, and are 25% and 50% vested after one and two years of service, respectively. There were $6.1 million, $7.4 million and $3.7 million in matching contributions and no discretionary profit-sharing contributions made under this plan for the years ended December 31, 2017, 2016 and 2015, respectively.

Employee Stock Purchase Plan

In February 2001, the Board of Directors approved the 2001 Non-Qualified Employee Stock Purchase Plan (“ESPP”), with a 500,000 share reservation. The purpose of the ESPP was to enhance employee interest in the success and progress of the Company by encouraging employee ownership of common stock of the Company. The ESPP provided the opportunity to purchase the Company’s common stock at a 15% discount to the market price through payroll deductions or lump sum cash investments. Under the ESPP plan, for the years ended December 31, 2017, 2016 and 2015, the Company sold shares of its common stock to its employees in the amount of 50,185, 29,612 and 35,275, respectively, for net proceeds of $0.6 million, $0.7 million and $1.2 million, respectively. The Company’s Board of Directors determined that the final purchase period prior to December 31, 2017 would be the final purchase period under the ESPP, and the ESPP was terminated thereafter.

Deferred Compensation Plan

In February 2002, the Board of Directors approved the Executive Non-Qualified Deferred Compensation Plan (“ENQDCP”) effective August 15, 2002 covering executive level employees of the Company as designated by the Board of Directors. Participants can defer up to 75% of their base salary and quarterly sales bonus and up to 100% of their annual performance based bonus. The Company matches 50% of employee deferrals up to 10% of base salary and bonus compensation. The maximum total match by the Company cannot exceed 5% of total base and bonus compensation. Participants are vested in the employer match contribution at 20% each year, with 100% vesting after five years of employment. Participants can earn a return on their deferred compensation based on hypothetical investments in investment funds. Changes in the market value of the participant deferrals and earnings thereon are reflected as an adjustment to the liability for deferred compensation with an offset to compensation expense. There were $1.0 million, $1.0 million and $1.1 million in matching contributions under the ENQDCP for the years ended December 31, 2017, 2016 and 2015, respectively.

The deferred compensation liability is a non-current liability recorded at the value of the amount owed to the ENQDCP participants, with changes in the value of such amounts recognized as compensation expense in the consolidated statements of operations. The calculation of the deferred compensation obligation is derived from observable market data by references to hypothetical investments selected by the participants and is included in the line item captioned “Other liabilities” on the consolidated balance sheets. The Company invests in corporate owned life insurance (“COLI”) policies, of which the cash surrender value is included in the line item captioned “Other assets” on the consolidated balance sheets. As of December 31, 2017 and 2016, the Company had a cash surrender value asset of $43.0 million and $37.4 million, respectively, and a deferred compensation liability of $33.4 million and $28.6 million, respectively, which approximated fair value. The asset representing the cash surrender value of the corporate owned life insurance and the deferred compensation liability are both Level 2 fair value measurements.

15. RESTRUCTURINGS

Consolidation and Improvement Plan

On May 10, 2017, the Company announced that it initiated a series of actions designed to improve manufacturing and research and development (“R&D”) efficiencies, capitalize on growth opportunities, improve profitability and mitigate current challenges. The actions include:

•	Consolidating all of Generic R&D and U.S. manufacturing and packing operations to the Company’s Hayward, California facility;

•	Continuing the previously announced closure of the Middlesex, New Jersey manufacturing site, which will now include the closure of the Middlesex Generic R&D site as further discussed below under “Middlesex, New Jersey Manufacturing and Packaging Operations” and “Middlesex, New Jersey Generic R&D”;

•	Reorganizing certain functions including quality, engineering and supply chain operations as further described below under “Technical Operations Reduction-in-Force”;

•	Reviewing strategic alternatives for the Company’s Taiwan facility, including a sale of the facility as further described below under “Sale of Impax Laboratories (Taiwan), Inc.” and

•	Rationalizing the generic portfolio to eliminate low-value products and streamline operations such as the Company’s divestment during the second quarter of 2017 of 29 ANDAs and one NDA for approved non-strategic generic products, the vast majority of which were not marketed, and all acquired as part of the Tower Acquisition, as described in “Note 8. Intangible Assets and Goodwill.”

By consolidating activities as outlined above, the Company expects to achieve cost savings and operating efficiency benefits while maintaining the infrastructure and expertise needed to capitalize on product and pipeline strengths. The Company currently expects to incur estimated charges for each initiative as described below. There are no charges currently expected to be incurred related to the rationalization of the generic product portfolio.

Middlesex, New Jersey Manufacturing and Packaging Operations

In March 2016, the Company’s Board of Directors approved a plan of restructuring designed to reduce costs, improve operating efficiencies and enhance the Company’s long-term competitive position by closing the Company’s Middlesex, New Jersey manufacturing and packaging site and transferring the products and the functions performed there to the Company’s other facilities or to third-party manufacturers. This restructuring was expected to take up to two years to complete. As a result of the restructuring, 215 positions were eliminated.

The Company incurred aggregate pre-tax charges of $43.4 million in connection with this plan through the year ended 2017 and does not anticipate any significant future charges. The following is a summary of the cumulative charges incurred by major type of cost (in thousands):

Type of Cost	Cumulative Amount Incurred
Employee retention and severance payments	$12,725
Technical transfer of products	9,544
Asset impairment and accelerated depreciation charges	20,900
Facilities lease terminations and asset retirement obligations	209
Legal and professional fees	12

Total estimated restructuring charges	$43,390

Employee retention and severance payments are being accrued over the estimated service period. For the years ended December 31, 2017 and 2016, the Company recorded expense of $16.3 million and $27.1 million, respectively, to general and administrative expense in the Corporate and Other segment on the consolidated statements of operations.

A rollforward of the charges incurred to general and administrative expense for the year ended December 31, 2016 is as follows (in thousands):

	Balance as of December 31, 2015	Expensed /Accrued Expense	Cash Payments	Non-Cash Items	Balance as of December 31, 2016
Employee retention and severance payments	$—	$6,636	$(691)	$—	$5,945
Technical transfer of products	—	6,573	(6,573)	—	—
Asset impairment and accelerated depreciation charges	—	13,678	—	(13,678)	—
Facilities lease terminations and asset retirement obligations	—	209	—	—	209
Legal and professional fees	—	12	(12)	—	—

Total	$—	$27,108	$(7,276)	$(13,678)	$6,154

A rollforward of the charges incurred to general and administrative expense for the year ended December 31, 2017 is as follows (in thousands):

	Balance as of December 31, 2016	Expensed /Accrued Expense	Cash Payments	Non-Cash Items	Balance as of December 31, 2017
Employee retention and severance payments	$5,945	$6,089	$(4,648)	$—	$7,386
Technical transfer of products	—	2,671	(2,671)	—	—
Asset impairment and accelerated depreciation charges	—	7,525	—	(7,525)	—
Facilities lease terminations and asset retirement obligations	209	—	—	—	209

Total	$6,154	$16,285	$(7,319)	$(7,525)	$7,595

For the years ended December 31, 2017 and 2016, the Company recognized a liability of $7.6 and $6.2 million, respectively, in accrued expenses on the Company’s consolidated balance sheet and anticipates remaining payments to be made through early 2018.

Middlesex, New Jersey Generic R&D

In May 2017, as part of its Consolidation and Improvement Plan, the Company announced its plan to close its Middlesex, New Jersey Generic R&D site and consolidate all Generic R&D activities to its Hayward, California facility. As a result, the Company eliminated a total of 31 positions in Middlesex. In connection with this Generic R&D consolidation, the Company incurred aggregate pre-tax charges for employee termination benefits, program termination costs and accelerated depreciation charges of $3.4 million through the end of 2017. For the year ended December 31, 2017, the Company recorded $3.0 million of employee termination benefits and program termination costs and $0.4 million for accelerated depreciation charges, all to research and development on the consolidated statement of operations. As of December 31, 2017, $3.0 million of employee termination benefits and program termination costs had been paid.

Sale of Middlesex, New Jersey Assets

In the fourth quarter of 2017, management completed an evaluation of the assets located at the Company’s Middlesex, New Jersey facilities in accordance with ASC 360—Property, Plant and Equipment (“ASC 360”) to determine whether all of the “held for sale” criteria under subsection 360-10-45-9 had been met. Based upon management’s evaluation of the criteria under ASC 360, the Middlesex, New Jersey assets were determined to meet all of the “held for sale” criteria. As a result, the Company completed an impairment assessment related to the net book value of the assets of $5.6 million and based upon the estimated fair value less estimated costs to sell the assets the Company recorded a fixed asset impairment charges of $3.3 million in the Generic segment of its consolidated statement of operations for the year ended December 31, 2017.

On January 16, 2018, the Company sold all of its outstanding membership interests in CorePharma LLC, its wholly owned subsidiary, including certain specified assets within the entity, to a third party for a purchase price of $2.2 million.

Technical Operations Reduction-in-Force

In March 2017, the Company’s management determined that a reduction-in-force was necessary in the Company’s technical operations group in order to achieve greater operational efficiencies and to further streamline the organization. The Company identified 48 positions for elimination as of December 31, 2017. In connection with this reduction-in-force, the Company incurred aggregate pre-tax charges for employee termination benefits and other associated costs of $3.7 million through the end of 2017. For the year ended December 31, 2017, the Company recorded $3.7 million of employee termination benefits and other associated costs to cost of revenues in the Impax Generics segment on the consolidated statement of operations. As of December 31, 2017, $2.0 million had been paid and $1.7 million of employee termination benefits were included in accrued expenses on the Company’s consolidated balance sheet and the Company estimates that all payments will be made by early 2018.

Sale of Impax Laboratories (Taiwan), Inc.

In May 2017, as part of its Consolidation and Improvement Plan, the Company announced that it was reviewing strategic alternatives for its Taiwan facility, including a sale of the facility to a qualified buyer capable of reliably producing Rytary® in accordance with FDA requirements as the Company’s third party contract manufacturer (“CMO”) or, in the alternative, a closure of the facility following the completion of the technology transfer process to allow Rytary® to be manufactured either in the Company’s Hayward, California facility or at a CMO. Following this announcement, management completed an evaluation of the Taiwan facility in accordance with ASC 360 to determine whether all of the “held for sale” criteria under subsection 360-10-45-9 had been met. Based upon the evaluation of the criteria, including management’s assessment of whether it was probable that a sale to a qualified buyer could be completed within one year, the Taiwan facility was determined to be “held and used” as of May 31, 2017.

Following the “held and used” determination, management next evaluated the Taiwan facility for recoverability. Recoverability of property is evaluated by a comparison of the carrying amount of an asset or asset group to the future net undiscounted cash flows expected to be generated by the asset or asset group. As the activities at the Taiwan facility were primarily focused on manufacturing Rytary®, which product represented the majority of the unit volume produced and cash flows generated, the Taiwan facility was included in the Impax Specialty Pharma asset group. Based upon the cash flows expected to be generated by the Impax Specialty Pharma asset group, management determined that there was no impairment of the asset group which included the Taiwan facility as of May 31, 2017.

As of May 31, 2017, the remaining useful life of the Taiwan facility was estimated to be two years, which was based on the estimated time required to complete the technology transfer process for Rytary® and reflected the new pattern of consumption of the expected benefits of the facility. The Company will recognize accelerated depreciation expense on a straight-line basis through May 31, 2019 to write the building and equipment associated with the Taiwan facility down to their estimated salvage values. For the year ended December 31, 2017 the Company recorded accelerated depreciation of $9.1 million.

After May 31, 2017 the Company continued to assess whether the Taiwan facility met the ASC 360 criteria. In the fourth quarter of 2017 based upon management’s valuation of the criteria the Taiwan facility was determined to meet all of the “held for sale” criteria. As a result, excluding assets and liabilities subject to customary working capital adjustment, the Company completed an impairment assessment of the net book value of $91.7 million related to the net assets to be sold, and based upon an estimated fair value less estimated costs to sell for the net assets, the Company recorded an asset impairment charge of $74.1 million in the Company’s consolidated statement of operations, of which $73.6 million related to property, plant and equipment. The remaining assets and liabilities associated with the Taiwan entity, which were part of the Impax Specialty Pharma segment, were reclassified as held for sale.

The following table provides the components of assets and liabilities of the Taiwan operations held for sale as of December 31, 2017 (in thousands):

December 31, 2017
Current assets	$11,527
Property, plant and equipment	18,500

Assets held for sale	$30,027

Current liabilities	$7,170

Liabilities held for sale	$7,170

On December 19, 2017, the Company entered into a stock and asset purchase agreement with Bora Pharmaceuticals Co., Ltd. (“Bora”) pursuant to which Bora agreed to acquire the outstanding shares of Impax Laboratories (Taiwan), Inc. for $18.5 million in cash plus reimbursement for the closing working capital, subject to adjustment as defined in the agreement. The closing of the sale was completed on February 6, 2018.

Hayward, California Technical Operations and R&D

In November 2015, the Company’s management assessed the headcount in the technical operations and research and development groups in Hayward, California, primarily as a result of the resolution of the warning letter at the Hayward facility, and determined that a reduction-in-force was necessary to adjust the headcount to the operating conditions of the post-warning letter resolution environment. The Company eliminated 27 positions and recorded an accrual in the Impax Generics segment for severance and related employee termination benefits of $2.5 million during the quarter ended December 31, 2015. As of December 31, 2017, $2.3 million has been paid, and the Company currently expects the remainder of this balance to be paid by early 2018.

Philadelphia, Pennsylvania Packaging and Distribution Operations

On June 30, 2015, the Company committed to a plan of restructuring of its packaging and distribution operations and as a result of this plan, the Company closed its Philadelphia packaging site and all Company-wide distribution operations were outsourced to United Parcel Services during the fiscal year ended December 31, 2015. The Company eliminated 93 positions and recorded an accrual for severance and related employee termination benefits of $2.6 million during the quarter ended June 30, 2015. As of June 30, 2016, the full $2.6 million had been paid.

16. INCOME TAXES

The Company is subject to federal, state and local income taxes in the United States, and income taxes in Taiwan, R.O.C., the Republic of Ireland and the Netherlands. The provision for (benefit from) income taxes is comprised of the following (in thousands):

	Years Ended December 31,
	2017	2016	2015
Current:
Federal taxes	$(55,844)	$21,386	$48,078
State taxes	(372)	266	2,286
Foreign taxes	639	1,377	(442)

Total current tax (benefit) expense	(55,577)	23,029	49,922

Deferred:
Federal taxes	$73,357	$(133,387)	$(23,605)
State taxes	(371)	5,502	(5,733)
Foreign taxes	917	562	(213)

Total deferred tax expense (benefit)	73,903	(127,323)	(29,551)

Provision for (benefit from) income taxes	$18,326	$(104,294)	$20,371

A reconciliation of the difference between the tax provision (benefit) at the federal statutory rate and actual income taxes on income before income taxes, which includes federal, state, and other income taxes, is as follows (in thousands):

	Years Ended December 31,
	2017		2016		2015
(Loss) income before income taxes	$(450,961)		$(576,325)		$59,368

Tax (benefit) provision at the federal statutory rate	(157,836)	35.0%	(201,714)	35.0%	20,779	35.0%
Increase (decrease) in tax rate resulting from:
Tax rate differential and permanent items on foreign income	662	(0.2)%	186	—%	412	0.7%
State income taxes, net of federal benefit	(8,291)	1.8%	(7,394)	1.3%	365	0.6%
State research and development credits	(1,324)	0.3%	(1,767)	0.3%	(2,357)	(4.0)%
Federal research and development credits	(1,243)	0.3%	(2,213)	0.4%	(2,672)	(4.5)%
Share-based compensation	5,471	(1.2)%	1,768	(0.3)%	968	1.6%
Executive compensation	543	(0.1)%	(761)	0.1%	3,140	5.3%
Domestic manufacturing deduction	—	—%	(1,286)	0.2%	(1,422)	(2.4)%
Other permanent book/tax differences	(1,846)	0.4%	(258)	—%	2,003	3.4%
Provision for uncertain tax positions	(807)	0.2%	337	—%	184	0.3%
Revision of prior years’ estimates	1,371	(0.3)%	(792)	0.1%	859	1.5%
Taiwan rural area investment tax credit	—	—%	—	—%	(2,134)	(3.6)%
Impact on gross deferred net assets from 2017 Tax Reform Act	100,065	(22.2)%	—	—%	—	—%
Foreign withholding tax	1,534	(0.3)%	—	—%	—	—%
Other, net	2,888	(0.7)%	842	(0.1)%	246	0.4%
Valuation allowance	77,139	(17.1)%	108,758	(18.9)%	—	—%

Provision for (benefit from) income taxes	$18,326	(4.1)%	$(104,294)	18.1%	$20,371	34.3%

Deferred income taxes result from temporary differences between the financial statement carrying values and the tax bases of the Company’s assets and liabilities. Deferred tax assets principally result from certain accruals and reserves currently not deductible for tax purposes, acquired product rights and intangibles, capitalized legal and share based compensation expense. Deferred tax liabilities principally result from acquired product rights and intangibles and the use of accelerated depreciation methods for income tax purposes.

A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized. When determining the amount of net deferred tax assets that are more likely than not to be realized, the Company assesses all available positive and negative evidence. This evidence includes, but is not limited to, scheduled reversal of deferred tax liabilities, prior earnings history, projected future earnings, carry-back and carry-forward periods and the feasibility of ongoing tax strategies that could potentially enhance the likelihood of the realization of a deferred tax asset. The weight given to the positive and negative evidence is commensurate with the extent the evidence may be objectively verified. As such, it is generally difficult for positive evidence regarding projected future taxable income (exclusive of reversing taxable temporary differences and carryforwards) to outweigh objective negative evidence of recent financial reporting losses for the years ended December 31, 2017 and 2016.

Based on an evaluation of both the positive and negative evidence available, the Company determined that it was necessary to establish a valuation allowance against all of the net deferred tax assets for the year ended December 31, 2017 and against a significant portion of the net deferred tax assets for the year ended December 31, 2016. Given the objectively verifiable negative evidence of a three-year cumulative loss which, under the provisions of FASB ASC Topic 740 is a significant element of negative evidence that is difficult to overcome, and the weighting of all available positive evidence, the Company excluded projected taxable income from the assessment of income that could be used as a source of taxable income to realize the deferred tax assets. The valuation allowance recorded against the consolidated net deferred tax asset in 2017 and 2016 were $185.9 million and $108.8 million, respectively.

The components of the Company’s deferred tax assets and liabilities are as follows (in thousands):

	December 31,
	2017	2016
Deferred tax assets:
Accrued expenses	$60,069	$114,825
Inventory reserves	17,602	15,873
Net operating loss carryforwards	2,518	2,302
Depreciation and amortization	2,657	651
Acquired product rights and intangibles	118,168	128,401
Capitalized legal fees	6,695	10,231
Credit carryforwards	11,205	8,453
Share based compensation expense	3,535	6,371
Sale of subsidiary	7,794	—
Other	495	525

Deferred tax assets	230,738	287,632

Deferred tax liabilities:
Tax depreciation and amortization in excess of book amounts	3,808	5,428
Acquired product rights and intangibles	35,698	95,517
Derivative	3,411	6,192
Foreign withholding tax	1,824	—
Other	3,326	1,871

Deferred tax liabilities	48,067	109,008

Deferred tax assets (liabilities), net	182,671	178,624
Valuation allowance	(185,897)	(108,758)

Deferred tax assets (liabilities), net after valuation allowance	$(3,226)	$69,866

A rollforward of unrecognized tax benefits for the years ended December 31, 2017, 2016 and 2015 is as follows (in thousands):

	Years Ended December 31,
	2017	2016	2015
Unrecognized tax benefits beginning of year	$6,425	$5,680	$6,517
Gross change for current year positions	328	549	1,079
Gross change for prior period positions	(105)	1,318	(673)
Gross change due to Tower Acquisition	—	—	1,037
Decrease due to expiration of statutes of limitations	(972)	—	—
Decrease due to settlements and payments	—	(1,122)	(2,280)

Unrecognized tax benefits end of year	$5,676	$6,425	$5,680

The amount of unrecognized tax benefits at December 31, 2017, 2016 and 2015 was $5.7 million, $6.4 million and $5.7 million, respectively, of which $5.0 million, $5.3 million and $4.3 million would impact the Company’s effective tax rate, respectively, if recognized. The Company currently does not believe that the total amount of unrecognized tax benefits will increase or decrease significantly over the next 12 months. Interest expense related to income taxes is included in “Interest expense, net” on the consolidated statements of operations. Net interest expense related to unrecognized tax benefits for the year ended December 31, 2017 was $(24,000), compared to $125,000 in 2016. Accrued interest expense as of December 31, 2017 and 2016 was $0.3 million and $0.4 million, respectively. Income tax penalties are included in “Other income (expense)” on the consolidated statements of operations. Accrued tax penalties of $0.6 million were booked in 2015 related to the 2010-2011 California audit and were paid in 2016.

Tower Holdings, Inc. (“Tower”) is currently under audit for federal income tax by the U.S. Internal Revenue Service (“IRS”) for the tax year ended March 9, 2015, which pre-dates the Company’s acquisition of Tower. The Company and the former stockholders of Tower are currently cooperating with the IRS in connection with the audit. Under the terms of the Stock Purchase Agreement related to the Tower Acquisition, the Company is not responsible for pre-acquisition income tax liabilities. Neither the Company nor any of its other affiliates is currently under audit for federal income tax.

Through March 31, 2017, no provision had been made for U.S. federal deferred income taxes on the excess of the amount for financial reporting over the tax basis of investments in foreign subsidiary since it had been the current intention of management to indefinitely reinvest the undistributed earnings in the foreign subsidiary.

As of June 30, 2017, following management’s announcement in May 2017 that it was reviewing potential options to either sell or close the Taiwan manufacturing facility and dissolve operations at Impax Taiwan, the Company changed its assertion related to the accumulated unremitted foreign earnings of its Taiwan subsidiary. The Company was no longer able to assert under ASC 740-30-25 that the unremitted foreign earnings are indefinitely reinvested outside the United States. Accordingly, the Company has recorded a deferred tax liability associated with remitting these earnings back to the United States.

Effect of 2017 Tax Reform Act

On December 22, 2017, the 2017 Tax Reform Act was signed into law. Among other things, the 2017 Tax Reform Act permanently lowers the corporate tax rate to 21% from the existing maximum rate of 35%, effective for tax years including or commencing January 1, 2018. As a result of the reduction of the corporate tax rate to 21%, U.S. GAAP require companies to re-value their deferred tax assets and liabilities as of the date of enactment, with resulting tax effects accounted for in the reporting period of enactment.

In connection with the Company’s initial analysis of the impact of the 2017 Tax Reform Act, the Company recorded a discrete net tax benefit of $0.4 million in the period ending December 31, 2017. This net tax benefit primarily consisted of the corporate rate reduction of $0.5 million and a net expense for the Transition Tax (as described below) of $0.1 million.

Although the Company is able to make a reasonable estimate of the impact of the reduction in its corporate tax rate, due to the 2017 Tax Reform Act, the Company’s estimate may be affected by other analyses related to the 2017 Tax Reform Act, including, but not limited to, the Company’s calculation of deemed repatriation of deferred foreign income and the state tax effect of adjustments made to federal temporary differences. The deemed repatriation transition tax, also referred to as the “Transition Tax”, is a tax on previously untaxed accumulated and current earnings and profits (“E&P”) of a company’s foreign subsidiaries. To determine the amount of the Transition Tax, the Company determined, in addition to other factors, the amount of post-1986 E&P of the Company’s relevant subsidiaries—including Impax Laboratories (Netherlands) CV, Impax (Netherlands) BV, Impax Laboratories Ireland Limited, and Impax Taiwan Inc,—as well as the amount of non-U.S. income taxes paid on such earnings. As such, the Company has made a reasonable estimate of the Transition Tax and recorded a Transition Tax obligation of $0.1 million, however, the Company continues to gather additional information to more precisely compute the amount of the Transition Tax. The Company continues to evaluate legislative changes, regulations, and notices regarding the applicable mechanics of the relevant rules impacting the estimate of the Transition Tax, and, the Company continues to evaluate cash versus non-cash earnings and profits, as the rates differ for the two different categories of earnings and profits.

17. ALLIANCE AND COLLABORATION AGREEMENTS

The Company has entered into several alliance, collaboration, license and distribution agreements, and similar agreements with respect to certain of its products and services, with unrelated third-party pharmaceutical companies. The consolidated statements of operations include revenue recognized under agreements the Company has entered into to develop marketing and/or distribution relationships with its partners to fully leverage the technology platform and revenue recognized under development agreements which generally obligate the Company to provide research and development services over multiple periods.

The Company’s alliance and collaboration agreements often include milestones and provide for milestone payments upon achievement of these milestones. Generally, the milestone events contained in the Company’s alliance and collaboration agreements coincide with the progression of the Company’s products and technologies from pre-commercialization to commercialization.

The Company groups pre-commercialization milestones in its alliance and collaboration agreements into clinical and regulatory categories, each of which may include the following types of events:

Clinical Milestone Events:

•	Designation of a development candidate. Following the designation of a development candidate, generally, IND-enabling animal studies for a new development candidate take 12 to 18 months to complete.

•	Initiation of a Phase I clinical trial. Generally, Phase I clinical trials take one to two years to complete.

•	Initiation or completion of a Phase II clinical trial. Generally, Phase II clinical trials take one to three years to complete.

•	Initiation or completion of a Phase III clinical trial. Generally, Phase III clinical trials take two to four years to complete.

•	Completion of a bioequivalence study. Generally, bioequivalence studies take three months to one year to complete.

Regulatory Milestone Events:

•	Filing or acceptance of regulatory applications for marketing approval such as a New Drug Application in the United States or Marketing Authorization Application in Europe. Generally, it takes six to 12 months to prepare and submit regulatory filings and two months for a regulatory filing to be accepted for substantive review.

•	Marketing approval in a major market, such as the United States or Europe. Generally it takes one to three years after an application is submitted to obtain approval from the applicable regulatory agency.

•	Marketing approval in a major market, such as the United States or Europe for a new indication of an already-approved product. Generally it takes one to three years after an application for a new indication is submitted to obtain approval from the applicable regulatory agency.

Commercialization Milestone Events:

•	First commercial sale in a particular market, such as in the United States or Europe.

•	Product sales in excess of a pre-specified threshold, such as annual sales exceeding $100 million. The amount of time to achieve this type of milestone depends on several factors including but not limited to the dollar amount of the threshold, the pricing of the product and the pace at which customers begin using the product.

License and Distribution Agreement with Shire

In January 2006, the Company entered into a License and Distribution Agreement with an affiliate of Shire Laboratories, Inc., which was subsequently amended (“Prior Shire Agreement”), under which the Company received a non-exclusive license to market and sell an authorized generic of Shire’s Adderall XR® product (“AG Product”) subject to certain conditions, but in any event by no later than January 1, 2010. The Company commenced sales of the AG Product in October 2009. On February 7, 2013, the Company entered into an Amended and Restated License and Distribution Agreement with Shire (the “Amended and Restated Shire Agreement”), which amended and restated the Prior Shire Agreement. Pursuant to the terms of the Amended and Restated Shire Agreement, the Company is required to pay to Shire a specified profit share based on sales of the AG Product and a specified profit share based on sales of our generic Adderall XR® product. The Company began selling our generic Adderall XR® product during the second quarter of 2016. The Company accrued a profit share payable to Shire of $2.2 million during the year ended December 31, 2017, based on sales of its generic Adderall XR® product and reflecting adjustments for returns and government rebates from its previous sales of the AG Product and of $7.5 million and $19.5 million during the years ended December 31, 2016 and 2015, respectively, based on sales of the AG Product and the Company’s generic Adderall XR® product, in each case with a corresponding charge included in the cost of revenues line in the consolidated statements of operations.

Development, Supply and Distribution Agreement with Tolmar, Inc.

In June 2012, the Company entered into the Tolmar Agreement with Tolmar. Under the terms of the Tolmar Agreement, Tolmar granted to the Company an exclusive license to commercialize up to 11 generic topical prescription drug products, including 10 currently approved products in the United States and its territories; the parties agreed in 2015 to terminate development efforts of one product under the Tolmar Agreement that had been pending approval at the FDA. Under the terms of the Tolmar Agreement, Tolmar is responsible for developing and manufacturing the products, and the Company is responsible for marketing and sale of the products. As of December 31, 2017, the Company was currently marketing and selling four approved products. The Company is required to pay a profit share to Tolmar on sales of each product commercialized pursuant to the terms of the Tolmar Agreement.

The Company paid Tolmar a $21.0 million upfront payment upon signing of the agreement and, pursuant to the terms of the agreement, is also required to make payments to Tolmar up to an aggregate amount of $25.0 million upon the achievement of certain specified milestone events. As of December 31, 2017, the Company had paid a total of $20.0 million to Tolmar upon the achievement of certain specified milestone events, including $12.0 million upon the achievement of a regulatory milestone event and $5.0 million upon the achievement of a commercialization event, and does not currently expect to make any additional milestone payments under the agreement. The Company is required to pay a profit share to Tolmar on sales of the topical products, of which it accrued a profit share payable to Tolmar of $10.0 million, $36.4 million and $77.7 million during the years ended December 31, 2017, 2016 and 2015, respectively, with a corresponding charge included in the cost of revenues line in the Company’s consolidated statement of operations.

The Company entered into a Loan and Security Agreement with Tolmar in March 2012 (the “Tolmar Loan Agreement”), under which the Company agreed to lend to Tolmar one or more loans through December 31, 2014, in an aggregate amount not to exceed $15.0 million. The outstanding principal amount of, including any accrued and unpaid interest on, the loans under the Tolmar Loan Agreement are payable by Tolmar beginning from March 31, 2017 through March 31, 2020 or the maturity date, in accordance with the terms therein. Pursuant to the Tolmar Loan Agreement, Tolmar could prepay all or any portion of the outstanding balance of the loans prior to the maturity date without penalty or premium. In May 2016, Tolmar repaid in full the $15.0 million due to the Company under the Tolmar Loan Agreement.

Strategic Alliance Agreement with Teva

The Company is a party to a Strategic Alliance Agreement dated as of June 27, 2001 with Teva Pharmaceuticals USA, Inc. (“Teva USA”), an affiliate of Teva, which was subsequently amended (“Teva Agreement”). The Teva Agreement commits the Company to develop and manufacture, and Teva to distribute, a specified number of controlled release generic pharmaceutical products (“generic products”), each for a 10-year period. As of December 31, 2017, the Company was supplying Teva with oxybutynin extended release tablets (Ditropan XL® 5 mg, 10 mg and 15 mg extended release tablets); the other products under the Teva Agreement have either been returned to the Company, are being manufactured by Teva at its election, were voluntarily withdrawn from the market or the Company’s obligations to supply such product had expired or were terminated in accordance with the Teva Agreement.

Distribution, License, Development and Supply Agreement with AstraZeneca UK Limited

In January 2012, the Company entered into the AZ Agreement with AstraZeneca and the parties subsequently entered into a First Amendment to the AZ Agreement dated May 31, 2016 (as amended, the “AZ Amendment”). Under the terms of the AZ Agreement, AstraZeneca granted to the Company an exclusive license to commercialize the tablet, orally disintegrating tablet and nasal spray formulations of Zomig® (zolmitriptan) products for the treatment of migraine headaches in the United States and in certain U.S. territories, except during an initial transition period when AstraZeneca fulfilled all orders of Zomig® products on the Company’s behalf and AstraZeneca paid to the Company the gross profit on such Zomig® products. Under the terms of the AZ Amendment, under certain conditions and depending on the nature and terms of the study agreed to with the FDA, the Company agreed to conduct, at its own expense, the juvenile toxicity study and pediatric study required by the FDA under the Pediatric Research Equity Act (“PREA”) for approval of the nasal formulation of Zomig® for the acute treatment of migraine in pediatric patients ages six through eleven years old, as further described in the study protocol mutually agreed to by the parties (the “PREA Study”). In consideration for the Company conducting the PREA Study at its own expense, the AZ Amendment provides for the total royalty payments payable by the Company to AstraZeneca on net sales of Zomig® products under the AZ Agreement to be reduced by certain specified amounts beginning from the quarter ended June 30, 2016 and through the quarter ended December 31, 2020, with such reduced royalty amounts totaling an aggregate amount of $30.0 million. In the event the royalty reduction amounts exceed the royalty payments payable by the Company to AstraZeneca pursuant to the AZ Agreement in any given quarter, AstraZeneca will be required to pay the Company an amount equal to the difference between the royalty reduction amount and the royalty payment payable by the Company to AstraZeneca. The Company’s commitment to perform the PREA Study may be terminated, without penalty, under certain circumstances as set forth in the AZ Amendment.

In May 2013, the Company’s exclusivity period for branded Zomig® tablets and orally disintegrating tablets expired and the Company launched authorized generic versions of those products in the United States. As discussed above, pursuant to the AZ Amendment, the total royalty payments payable by the Company to AstraZeneca on net sales of Zomig® products under the AZ Agreement is reduced by certain specified amounts beginning from the quarter ended June 30, 2016 and through the quarter ended December 31, 2020, with such reduced royalty amounts totaling an aggregate amount of $30.0 million. The Company accrued a royalty payable to AstraZeneca of $17.8 million, $17.2 million and $16.8 million for the years ended December 31, 2017, 2016 and 2015, respectively, with a corresponding charge included in the cost of revenues line on the consolidated statements of operations.

Mebendazole Product Acquisition Agreement with Teva Pharmaceuticals USA, Inc.

In August 2013, the Company, through its Amedra Pharmaceuticals subsidiary, entered into a product acquisition agreement (the “Mebendazole Product Acquisition Agreement”) with Teva pursuant to which the Company acquired the assets (including the ANDA and other regulatory materials) and related liabilities related to Teva’s mebendazole tablet product in all dosage forms. Pursuant to the Mebendazole Product Acquisition

Agreement, the Company was required to pay certain milestone payments up to an aggregate amount of $3.5 million upon the approval and launch of the mebendazole tablet product; the Company paid the $3.5 million to Teva during the quarter ended March 31, 2016 upon the FDA’s approval and the Company’s subsequent launch of Emverm® (mebendazole) 100 mg chewable tablets. The Company is also obligated to pay Teva a royalty payment based on net sales of Emverm®, including a specified annual minimum royalty payment, subject to customary reductions and the other terms and conditions set forth in the Mebendazole Product Acquisition Agreement.

18. COMMITMENTS AND CONTINGENCIES

Executive Employment Agreements

The Company is a party to employment and separation agreements with certain members of its executive management team that provide for severance and other payments following termination of their employment for various reasons.

Lease Agreements

The Company leases land, office space, manufacturing, warehouse and research and development facilities, and equipment under non-cancelable operating leases expiring between January 2018 and December 2027. Rent expense for the years ended December 31, 2017, 2016 and 2015 was $5.2 million, $4.9 million and $4.1 million, respectively. The Company recognizes rent expense on a straight-line basis over the lease period. The Company also leases certain equipment under various non-cancelable operating leases with various expiration dates between April 2018 and July 2022. Future minimum lease payments under the non-cancelable operating leases are as follows (in thousands):

Years ending December 31,
2018	$5,575
2019	3,740
2020	2,578
2021	2,551
2022	2,585
Thereafter	11,113

Total minimum lease payments	$28,142

Purchase Order Commitments

As of December 31, 2017, the Company had $108.1 million of open purchase order commitments, primarily for raw materials. The terms of these purchase order commitments are generally less than one year in duration.

19. LEGAL AND REGULATORY MATTERS

Patent Litigation

There is substantial litigation in the pharmaceutical, biological, and biotechnology industries with respect to the manufacture, use, and sale of new products which are the subject of conflicting patent and intellectual property claims. One or more patents often cover the brand name products for which the Company is developing generic versions and the Company typically has patent rights covering the Company’s branded products.

Under federal law, when a drug developer files an ANDA for a generic drug seeking approval before expiration of a patent, which has been listed with the FDA as covering the brand name product, the developer must certify its product will not infringe the listed patent(s) and/or the listed patent is invalid or unenforceable

(commonly referred to as a “Paragraph IV” certification). Notices of such certification must be provided to the patent holder, who may file a suit for patent infringement within 45 days of the patent holder’s receipt of such notice. If the patent holder files suit within the 45 day period, the FDA can review and approve the ANDA, but is prevented from granting final marketing approval of the product until a final judgment in the action has been rendered in favor of the generic drug developer, or 30 months from the date the notice was received, whichever is sooner. The Company’s generic products division is typically subject to patent infringement litigation brought by branded pharmaceutical manufacturers in connection with the Company’s Paragraph IV certifications seeking an order delaying the approval of the Company’s ANDA until expiration of the patent(s) at issue in the litigation. Likewise, the Company’s branded products division is currently involved in patent infringement litigation against generic drug manufacturers who have filed Paragraph IV certifications to market their generic drugs prior to expiration of the Company’s patents at issue in the litigation.

The uncertainties inherent in patent litigation make the outcome of such litigation difficult to predict. For the Company’s generic products division, the potential consequences in the event of an unfavorable outcome in such litigation include delaying launch of its generic products until patent expiration. If the Company were to launch its generic product prior to successful resolution of a patent litigation, the Company could be liable for potential damages measured by the profits lost by the branded product manufacturer rather than the profits earned by the Company if we are found to infringe a valid, enforceable patent. For the Company’s branded products division, an unfavorable outcome may significantly accelerate generic competition ahead of expiration of the patents covering the Company’s branded products. All such litigation typically involves significant expense.

The Company is generally responsible for all of the patent litigation fees and costs associated with current and future products not covered by its alliance and collaboration agreements. The Company has agreed to share legal expenses with respect to third-party and Company products under the terms of certain of the alliance and collaboration agreements. The Company records the costs of patent litigation as expense in the period when incurred for products it has developed, as well as for products which are the subject of an alliance or collaboration agreement with a third-party.

Although the outcome and costs of the asserted and unasserted claims is difficult to predict, based on the information presently known to management, the Company does not currently expect the ultimate liability, if any, for such matters to have a material adverse effect on its business, financial condition, results of operations, or cash flows.

Patent Infringement Litigation

Endo Pharmaceuticals Inc. and Grunenthal GmbH v. Impax Laboratories, Inc. and ThoRx Laboratories, Inc. (Oxymorphone hydrochloride); Endo Pharmaceuticals Inc. and Grunenthal GmbH v. Impax Laboratories, Inc. (Oxymorphone hydrochloride)

In November 2012, Endo Pharmaceuticals, Inc. and Grunenthal GmbH filed suit against ThoRx Laboratories, Inc., a wholly owned subsidiary of the Company (“ThoRx”), and the Company in the U.S. District Court for the Southern District of New York alleging patent infringement based on the filing of ThoRx’s ANDA relating to Oxymorphone hydrochloride, Extended Release tablets, 5 mg, 7.5 mg, 10 mg, 15 mg, 20 mg, 30 mg and 40 mg, generic to Opana ER®. In January 2013, Endo filed a separate suit against the Company in the U.S. District Court for the Southern District of New York alleging patent infringement based on the filing of the Company’s ANDA relating to the same products. ThoRx and the Company filed an answer and counterclaims to the November 2012 suit and the Company filed an answer and counterclaims with respect to the January 2013 suit. A bench trial was completed in April 2015. In June 2016, the Court entered an amended judgment in both cases that the products described in the Company’s and ThoRx’s ANDAs would, if marketed, infringe certain claims of the patents asserted by Endo and Grunenthal. The Court also found that the asserted claims of patents owned by Endo were not invalid, but that the asserted claims of patents owned by Grunenthal were invalid. As a result, the Court enjoined the Company and ThoRx from marketing their products until expiration of the Endo patents in 2023. The Company and ThoRx are appealing the Court’s judgment.

In November 2014, Endo Pharmaceuticals Inc. and Mallinckrodt LLC filed suit against the Company in the U.S. District Court for the District of Delaware making additional allegations of patent infringement based on the filing of the Company’s Oxymorphone hydrochloride ANDA described above. Also in November 2014, Endo and Mallinckrodt filed a separate suit in the U.S. District Court for the District of Delaware making additional allegations of patent infringement based on the filing of ThoRx’s Oxymorphone hydrochloride ANDA described above. ThoRx and the Company filed an answer and counterclaim to those suits in which they are named as a defendant. The cases are currently stayed.

Impax Laboratories Inc., et al. v. Lannett Holdings, Inc. and Lannett Company (Zomig®)

In July 2014, the Company filed suit against Lannett Holdings, Inc. and Lannett Company (collectively, “Lannett”) in the United States District Court for the District of Delaware, alleging patent infringement based on the filing of the Lannett ANDA relating to Zolmitriptan Nasal Spray, 5mg, generic to Zomig® Nasal Spray. The case went to trial in September 2016. On March 29, 2017, the District Court issued a Trial Opinion finding the asserted patents valid and infringed. On April 17, 2017, the District Court entered a Final Judgment and Injunction that, inter alia, bars FDA approval of Lannett’s proposed generic product prior to May 29, 2021. On May 12, 2017, Lannett filed a Notice of Appeal with the United States Court of Appeals for the Federal Circuit. Briefing of Lannett’s appeal has been completed and oral argument is scheduled for April 5, 2018.

Impax Laboratories Inc., et al. v. Par Pharmaceutical, Inc. (Zomig®)

On September 23, 2016, the Company filed suit against Par Pharmaceutical, Inc. (“Par”) in the United States District Court for the District of Delaware, alleging patent infringement based on the filing of the Par ANDA relating to Zolmitriptan Nasal Spray, 2.5 mg and 5 mg, generic to Zomig® Nasal Spray. On October 12, 2016, the parties stipulated to stay the case pending the outcome of the related case, Impax Laboratories Inc., et al. v. Lannett matter described above. On April 24, 2017, the parties stipulated that the stay shall remain in effect until the Impax Laboratories Inc., et al. v. Lannett matter is fully resolved. As such, Par has not yet filed an answer or counterclaims to the Company’s complaint. The 30-month stay of approval for applicable to the Par ANDA has been tolled pending resumption of this case.

Impax Laboratories Inc., et al. v. Actavis Laboratories, Inc. and Actavis Pharma Inc. (Rytary®)

In September 2015, the Company filed suit against Actavis Laboratories, Inc. and Actavis Pharma Inc. (collectively, “Actavis”) in the United States District Court for the District of New Jersey, alleging patent infringement of U.S. Patent Nos. 7,094,427; 8,377,474; 8,454,998; 8,557,283; 9,089,607; 9,089,608, based on the filing of the Actavis ANDA relating to carbidopa and levodopa extended release capsules, generic to Rytary®. The Company filed related actions alleging infringement of later-issued U.S. Patent No. 9,463,246 in December 2016 and of later-issued U.S. Patent No. 9,533,046 in May 2017. Both related actions were consolidated with the lead action. On December 15, 2017, the Patent and Trademark Office issued an Ex Parte Reexamination Certificate canceling all claims of the ‘427 patent; the parties subsequently stipulated to dismiss with prejudice all claims and counterclaims relating to the ‘427 patent. Fact discovery and claim construction briefing have concluded and a claim construction hearing was held on April 26, 2017. On May 9, 2017, the District Court issued a decision interpreting certain claim terms in dispute in the litigation. Subject to reservation of all rights to appeal the Court’s May 9, 2017 decision, the parties stipulated to dismiss without prejudice all claims and counterclaims relating to the ‘474, ‘998, and ‘607 patents, and the Court entered an order recognizing this stipulation on June 8, 2017. The parties have completed expert discovery and Actavis filed a summary judgment motion on October 23, 2017. Briefing on the summary judgment motion is complete and an oral hearing is scheduled for February 27, 2018. On February 20, 2018, the Court issued an order setting trial for March 6, 2018. On February 23, 2018, the parties filed a joint letter requesting a trial date in the first two weeks of May 2018. The Court has not yet responded to the parties’ letter.

Impax Laboratories, Inc. v. Sandoz Inc. (Rytary®)

On March 31, 2017, the Company filed suit against Sandoz Inc. in the United States District Court for the District of New Jersey, alleging infringement of U.S. Patent Nos. 7,094,427; 8,377,474; 8,454,998; 8,557,283; 9,089,607; 9,089,608; 9,463,246; and 9,533,046, based on the filing of Sandoz’s ANDA relating to carbidopa and levodopa extended release capsules, generic to Rytary®. Sandoz has not yet answered or otherwise responded to the Complaint.

Impax Laboratories, Inc. v. Zydus Pharmaceuticals USA, Inc. and Cadila Healthcare Ltd. (Rytary®)

On December 21, 2017, the Company filed suit against Zydus Pharmaceuticals USA, Inc. and Cadila Healthcare Ltd. (collectively, “Zydus”) in the United States District Court for the District of New Jersey, alleging infringement of U.S. Patent No. 9,089,608, based on the filing of Zydus’s ANDA relating to carbidopa and levodopa extended release capsules, generic to Rytary®. Zydus has not yet answered or otherwise responded to the Complaint.

Bristol-Myers Squibb Company, et al. v. Impax Laboratories, Inc. (Apixiban)

On April 10, 2017, Bristol-Myers Squibb Company and Pfizer Inc. filed suit against the Company in the United States District Court for the District of Delaware alleging patent infringement based on the filing of the Company’s ANDA related to Apixaban Tablets, 2.5 mg and 5 mg, generic to Eliquis®. The Company responded to the complaint on June 2, 2017 and Plaintiffs further responded on June 22, 2017. On September 22, 2017, the parties jointly filed a proposed schedule with the Court, proposing that the Company’s case and a number of related cases be consolidated. On November 3, 2017, the Court consolidated the related cases and set the case schedule. Trial is scheduled for October 15, 2019.

Biogen MA Inc. v. Impax Laboratories, Inc. (Dimethyl Fumarate)

On June 26, 2017, Biogen MA Inc. filed suit against the Company in the U.S. District Court for the District of Delaware alleging patent infringement based on the filing of the Company’s ANDA relating to Dimethyl Fumarate 120 and 240 mg capsules, generic to Tecfidera®. The Company answered the complaint on October 16, 2017. On February 2, 2017, the Court consolidated the related cases and set the case schedule. Trial is scheduled for December 9, 2019.

Other Litigation Related to the Company’s Business

Solodyn® Antitrust Class Actions

From July 2013 to January 2016, 18 complaints were filed as class actions on behalf of direct and indirect purchasers, as well as by certain direct purchasers, against manufacturers of the brand drug Solodyn® and its generic equivalents, including the Company.

On July 22, 2013, Plaintiff United Food and Commercial Workers Local 1776 & Participating Employers Health and Welfare Fund, an indirect purchaser, filed a class action complaint in the United States District Court for the Eastern District of Pennsylvania on behalf of itself and others similarly situated.

On July 23, 2013, Plaintiff Rochester Drug Co-Operative, Inc., a direct purchaser, filed a class action complaint in the United States District Court for the Eastern District of Pennsylvania on behalf of itself and others similarly situated.

On August 1, 2013, Plaintiff International Union of Operating Engineers Local 132 Health and Welfare Fund, an indirect purchaser, filed a class action complaint in the United States District Court for the Northern

District of California on behalf of itself and others similarly situated. On August 29, 2013, this Plaintiff withdrew its complaint from the United States District Court for the Northern District of California, and on August 30, 2013, re-filed the same complaint in the United States Court for the Eastern District of Pennsylvania, on behalf of itself and others similarly situated.

On August 9, 2013, Plaintiff Local 274 Health & Welfare Fund, an indirect purchaser, filed a class action complaint in the United States District Court for the Eastern District of Pennsylvania on behalf of itself and others similarly situated.

On August 12, 2013, Plaintiff Sheet Metal Workers Local No. 25 Health & Welfare Fund, an indirect purchaser, filed a class action complaint in the United States District Court for the Eastern District of Pennsylvania on behalf of itself and others similarly situated.

On August 27, 2013, Plaintiff Fraternal Order of Police, Fort Lauderdale Lodge 31, Insurance Trust Fund, an indirect purchaser, filed a class action complaint in the United States District Court for the Eastern District of Pennsylvania on behalf of itself and others similarly situated.

On August 29, 2013, Plaintiff Heather Morgan, an indirect purchaser, filed a class action complaint in the United States District Court for the Eastern District of Pennsylvania on behalf of itself and others similarly situated.

On August 30, 2013, Plaintiff Plumbers & Pipefitters Local 178 Health & Welfare Fund, an indirect purchaser, filed a class action complaint in the United States District Court for the Eastern District of Pennsylvania on behalf of itself and others similarly situated.

On September 9, 2013, Plaintiff Ahold USA, Inc., a direct purchaser, filed a class action complaint in the United States District Court for the District of Massachusetts on behalf of itself and others similarly situated.

On September 24, 2013, Plaintiff City of Providence, Rhode Island, an indirect purchaser, filed a class action complaint in the United States District Court for the District of Arizona on behalf of itself and others similarly situated.

On October 2, 2013, Plaintiff International Union of Operating Engineers Stationary Engineers Local 39 Health & Welfare Trust Fund, an indirect purchaser, filed a class action complaint in the United States District Court for the District of Massachusetts on behalf of itself and others similarly situated.

On October 7, 2013, Painters District Council No. 30 Health and Welfare Fund, an indirect purchaser, filed a class action complaint in the United States District Court for the District of Massachusetts on behalf of itself and others similarly situated.

On October 25, 2013, Plaintiff Man-U Service Contract Trust Fund, an indirect purchaser, filed a class action complaint in the United States District Court for the Eastern District of Pennsylvania on behalf of itself and others similarly situated.

On March 13, 2014, Plaintiff Allied Services Division Welfare Fund, an indirect purchaser, filed a class action complaint in the United States District Court for the District of Massachusetts on behalf of itself and others similarly situated.

On March 19, 2014, Plaintiff NECA-IBEW Welfare Trust Fund, an indirect purchaser, filed a class action complaint in the United States District Court for the District of Massachusetts on behalf of itself and others similarly situated.

On February 25, 2014, the United States Judicial Panel on Multidistrict Litigation ordered the pending actions transferred to the District of Massachusetts for coordinated pretrial proceedings, as In Re Solodyn (Minocycline Hydrochloride) Antitrust Litigation.

On March 26, 2015, Walgreen Co., The Kruger Co., Safeway Inc., HEB Grocery Company L.P., Albertson’s LLC, direct purchasers, filed a separate complaint in the United States District Court for the Middle District of Pennsylvania. On April 8, 2015, the Judicial Panel on Multi-District Litigation ordered the action be transferred to the District of Massachusetts, to be coordinated or consolidated with the coordinated proceedings. The original complaint filed by the plaintiffs asserted claims only against defendant Medicis. On October 5, 2015, the plaintiffs filed an amended complaint asserting claims against the Company and the other generic defendants.

On April 16, 2015, Rite Aid Corporation and Rite Aid Hdqtrs. Corp, direct purchasers, filed a separate complaint in the United States District Court for the Middle District of Pennsylvania. On May 1, 2015, the Judicial Panel on Multi-District Litigation ordered the action be transferred to the District of Massachusetts, to be coordinated or consolidated with the coordinated proceedings. The original complaint filed by the plaintiffs asserted claims only against defendant Medicis. On October 5, 2015, the plaintiffs filed an amended complaint asserting claims against the Company and the other generic defendants.

On January 25, 2016, CVS Pharmacy, Inc., a direct purchaser, filed a separate complaint in the United States District Court for the Middle District of Pennsylvania. On February 11, 2016, the Judicial Panel on Multi-District Litigation ordered the action to be transferred to the District of Massachusetts to be coordinated or consolidated with the coordinated proceedings.

The consolidated amended complaints allege that Medicis engaged in anticompetitive schemes by, among other things, filing frivolous patent litigation lawsuits, submitting frivolous Citizen Petitions, and entering into anticompetitive settlement agreements with several generic manufacturers, including the Company, to delay generic competition of Solodyn® and in violation of state and federal antitrust laws. Plaintiffs seek, among other things, unspecified monetary damages and equitable relief, including disgorgement and restitution. On August 14, 2015, the District Court granted in part and denied in part defendants’ motion to dismiss the consolidated amended complaints. On October 16, 2017, the Court certified the Direct Purchaser Plaintiffs’ and End-Payor Plaintiffs’ classes. On October 30, 2017, the Company filed a petition for interlocutor appeal challenging the Court’s certification of the End-Payor Plantiffs’ class. On January 25, 2018, the Court denied Plaintiffs’ and the Company’s summary judgment motions. Trial is currently set for March 12, 2018.

Opana ER® FTC Antitrust Suit

On February 25, 2014, the Company received a Civil Investigative Demand (“CID”) from the FTC concerning its investigation into the drug Opana® ER and its generic equivalents. On March 30, 2016, the FTC filed a complaint against the Company, Endo, and others in the United States District Court for the Eastern District of Pennsylvania, alleging that the Company and Endo violated antitrust laws when they entered into a June 2010 co-promotion and development agreement and a June 2010 settlement agreement that resolved patent litigation in connection with the submission of the Company’s ANDA for generic original Opana® ER. In July 2016, the defendants filed a motion to dismiss the complaint, and a motion to sever the claims regarding Opana® ER from claims with respect to a separate settlement agreement that was challenged by the FTC. On October 20, 2016, the Court granted the motion to sever, formally terminating the suit against the Company, with an order that the FTC re-file no later than November 3, 2016 and dismissed the motion to dismiss as moot. On October 25, 2016, the FTC filed a notice of voluntary dismissal. On January 19, 2017, the FTC filed a Part 3 Administrative complaint against the Company with similar allegations regarding the Company’s June 2010 settlement agreement with Endo that resolved patent litigation in connection with the submission of the Company’s ANDA for generic original Opana® ER. The Company filed its answer to the Administrative Complaint on February 7, 2017. Trial concluded on November 15, 2017. Post-trial briefing is complete and closing arguments were held February 15, 2018. A decision is pending.

Opana ER® Antitrust Class Actions

From June 2014 to April 2015, 14 complaints were filed as class actions on behalf of direct and end-payor (indirect) purchasers, as well as by certain direct purchasers, against the manufacturer of the brand drug Opana ER® and the Company.

On June 4, 2014, Plaintiff Fraternal Order of Police, Miami Lodge 20, Insurance Trust Fund, an indirect purchaser, filed a class action complaint in the United States District Court for the Eastern District of Pennsylvania on behalf of itself and others similarly situated.

On June 4, 2014, Plaintiff Rochester Drug Co-Operative, Inc., a direct purchaser, filed a class action complaint in the United States District Court for the Eastern District of Pennsylvania on behalf of itself and others similarly situated.

On June 6, 2014, Plaintiff Value Drug Company, a direct purchaser, filed a class action complaint in the United States District Court for the Northern District of California on behalf of itself and others similarly situated. On June 26, 2014, this Plaintiff withdrew its complaint from the United States District Court for the Northern District of California, and on July 16, 2014, re-filed the same complaint in the United States District Court for the Northern District of Illinois, on behalf of itself and others similarly situated.

On June 19, 2014, Plaintiff Wisconsin Masons’ Health Care Fund, an indirect purchaser, filed a class action complaint in the United States District Court for the Northern District of Illinois on behalf of itself and others similarly situated.

On July 17, 2014, Plaintiff Massachusetts Bricklayers, an indirect purchaser, filed a class action complaint in the United States District Court for the Eastern District of Pennsylvania on behalf of itself and others similarly situated.

On August 11, 2014, Plaintiff Pennsylvania Employees Benefit Trust Fund, an indirect purchaser, filed a class action complaint in the United States District Court for the Northern District of Illinois on behalf of itself and others similarly situated.

On September 19, 2014, Plaintiff Meijer Inc., a direct purchaser, filed a class action complaint in the United States District Court for the Northern District of Illinois on behalf of itself and others similarly situated.

On October 3, 2014, Plaintiff International Union of Operating Engineers, Local 138 Welfare Fund, an indirect purchaser, filed a class action complaint in the United States District Court for the Northern District of Illinois on behalf of itself and others similarly situated.

On November 17, 2014, Louisiana Health Service & Indemnity Company d/b/a Blue Cross and Blue Shield of Louisiana, an indirect purchaser, filed a class action complaint in the United States District Court for the Middle District of Louisiana on behalf of itself and others similarly situated.

On December 12, 2014, the United States Judicial Panel on Multidistrict Litigation ordered the pending actions transferred to the Northern District of Illinois for coordinated pretrial proceedings, as In Re Opana ER Antitrust Litigation.

On December 19, 2014, Plaintiff Kim Mahaffay, an indirect purchaser, filed a class action complaint in the Superior Court of the State of California, Alameda County, on behalf of herself and others similarly situated. On January 27, 2015, the Defendants removed the action to the United States District Court for the Northern District of California.

On January 12, 2015, Plaintiff Plumbers & Pipefitters Local 178 Health & Welfare Trust Fund, an indirect purchaser, filed a class action complaint in the United States District Court for the Northern District of Illinois on behalf of itself and others similarly situated.

On March 26, 2015 Walgreen Co., The Kruger Co., Safeway Inc., HEB Grocery Company L.P., Albertson’s LLC, direct purchasers, filed a separate complaint in the United States District Court for the Northern District of Illinois.

On April 23, 2015, Rite Aid Corporation and Rite Aid Hdqtrs. Corp, direct purchasers, filed a separate complaint in the United States District Court for the Northern District of Illinois.

In each case, the complaints allege that Endo engaged in an anticompetitive scheme by, among other things, entering into an anticompetitive settlement agreement with the Company to delay generic competition of Opana ER® and in violation of state and federal antitrust laws. Plaintiffs seek, among other things, unspecified monetary damages and equitable relief, including disgorgement and restitution. Consolidated amended complaints were filed on May 4, 2015 by direct purchaser plaintiffs and end-payor (indirect) purchaser plaintiffs.

On July 3, 2015, defendants filed motions to dismiss the consolidated amended complaints, as well as the complaints of the “Opt-Out Plaintiffs” (Walgreen Co., The Kruger Co., Safeway Inc., HEB Grocery Company L.P., Albertson’s LLC, Rite Aid Corporation and Rite Aid Hdqtrs. Corp.).

On February 1, 2016, CVS Pharmacy, Inc. filed a complaint in the United States District Court for the Northern District of Illinois. The parties agreed that CVS Pharmacy, Inc. would be bound by the court’s ruling on the defendants’ motion to dismiss the Opt-Out Plaintiffs’ complaints.

On February 10, 2016, the court granted in part and denied in part defendants’ motion to dismiss the end-payor purchaser plaintiffs’ consolidated amended complaint, and denied defendants’ motion to dismiss the direct purchaser plaintiffs’ consolidated amended complaint. The end-payor purchaser plaintiffs have filed a second consolidated amended complaint and the Company has moved to dismiss certain state law claims.

On February 25, 2016, the court granted defendants’ motion to dismiss the Opt-Out Plaintiffs’ complaints, with leave to amend. The Opt-Out Plaintiffs and CVS Pharmacy, Inc. have filed amended complaints and the Company has filed its answer.

Discovery is ongoing. No trial date has been scheduled.

United States Department of Justice Investigations

Previously on November 6, 2014, the Company disclosed that one of its sales representatives received a grand jury subpoena from the Antitrust Division of the United States Justice Department (the “Justice Department”). In connection with this same investigation, on March 13, 2015, the Company received a grand jury subpoena from the Justice Department requesting the production of information and documents regarding the sales, marketing, and pricing of certain generic prescription medications. In particular, the Justice Department’s investigation currently focuses on four generic medications: digoxin tablets, terbutaline sulfate tablets, prilocaine/lidocaine cream, and calcipotriene topical solution. The Company has been cooperating and intends to continue cooperating with the investigation. However, no assurance can be given as to the timing or outcome of the investigation.

Attorney General of the State of Connecticut Interrogatories and Subpoena Duces Tecum

On July 14, 2014, the Company received a subpoena and interrogatories (the “Subpoena”) from the State of Connecticut Attorney General (“Connecticut AG”) concerning its investigation into sales of the Company’s generic product, digoxin. According to the Connecticut AG, the investigation is to determine whether anyone engaged in a contract, combination or conspiracy in restraint of trade or commerce which has the effect of (i) fixing, controlling or maintaining prices or (ii) allocating or dividing customers or territories relating to the sale of digoxin in violation of Connecticut state antitrust law. The Company intends to cooperate with the Connecticut AG in producing documents and information in response to the Subpoena. To the knowledge of the Company, no proceedings by the Connecticut AG have been initiated against the Company at this time; however no assurance can be given as to the timing or outcome of this investigation.

In re Generic Pharmaceuticals Pricing Antitrust Litigation

From March 2016 to April 2017, 22 complaints were filed as class actions on behalf of direct and indirect purchasers against manufacturers of generic digoxin and doxycycline and the Company alleging a conspiracy to fix, maintain and/or stabilize prices of these generic products. From January 2017 to April 2017, three complaints were filed on behalf of indirect purchasers against manufacturers of generic lidocaine/prilocaine and the Company alleging a conspiracy to fix, maintain and/or stabilize prices of these generic products.

On March 2, 2016, Plaintiff International Union of Operating Engineers Local 30 Benefits Fund, an indirect purchaser, filed a class action complaint in the United States District Court for the Eastern District of Pennsylvania on behalf of itself and others similarly situated. The plaintiff filed an amended complaint on June 9, 2016.

On March 25, 2016, Plaintiff Tulsa Firefighters Health and Welfare Trust, an indirect purchaser, filed a class action complaint in the United States District Court for the Eastern District of Pennsylvania on behalf of itself and others similarly situated.

On March 25, 2016, Plaintiff NECA-IBEW Welfare Trust Fund, an indirect purchaser, filed a class action complaint in the United States District Court for the Eastern District of Pennsylvania on behalf of itself and others similarly situated.

On April 4, 2016, Plaintiff Pipe Trade Services MN, an indirect purchaser, filed a class action complaint in the United States District Court for the Eastern District of Pennsylvania on behalf of itself and others similarly situated.

On April 25, 2016, Plaintiff Edward Carpinelli, an indirect purchaser, filed a class action complaint in the United States District Court for the Eastern District of Pennsylvania on behalf of itself and others similarly situated.

On April 27, 2016, Plaintiff Fraternal Order of Police, Miami Lodge 20, Insurance Trust Fund, an indirect purchaser, filed a class action complaint in the United States District Court for the Eastern District of Pennsylvania on behalf of itself and others similarly situated.

On May 2, 2016, Plaintiff Nina Diamond, an indirect purchaser, filed a class action complaint in the United States District Court for the Eastern District of Pennsylvania on behalf of itself and others similarly situated.

On May 5, 2016, Plaintiff UFCW Local 1500 Welfare Fund, an indirect purchaser, filed a class action complaint in the United States District Court for the Eastern District of Pennsylvania on behalf of itself and others similarly situated.

On May 6, 2016, Plaintiff Minnesota Laborers Health and Welfare Fund, an indirect purchaser, filed a class action complaint in the United States District Court for the Eastern District of Pennsylvania on behalf of itself and others similarly situated.

On May 12, 2016, Plaintiff the City of Providence, Rhode Island, an indirect purchaser, filed a class action complaint in the United States District Court for the District of Rhode Island on behalf of itself and others similarly situated.

On May 18, 2016, Plaintiff KPH Healthcare Services, Inc. a/k/a Kinney Drugs, Inc., a direct purchaser, filed a class action complaint in the United States District Court for the Eastern District of Pennsylvania on behalf of itself and others similarly situated.

On May 19, 2016, Plaintiff Philadelphia Federation of Teachers Health and Welfare Fund, an indirect purchaser, filed a class action complaint in the United States District Court for the Eastern District of Pennsylvania on behalf of itself and others similarly situated.

On June 8, 2016, Plaintiff United Food & Commercial Workers and Employers Arizona Health and Welfare Trust, an indirect purchaser, filed a class action complaint in the United States District Court for the Eastern District of Pennsylvania on behalf of itself and others similarly situated.

On June 17, 2016, Plaintiff Ottis McCrary, an indirect purchaser, filed a class action complaint in the United States District Court for the Eastern District of Pennsylvania on behalf of itself and others similarly situated.

On June 20, 2016, Plaintiff Rochester Drug Co-Operative, Inc., a direct purchaser, filed a class action complaint in the United States District Court for the Eastern District of Pennsylvania on behalf of itself and others similarly situated.

On June 27, 2016, Plaintiff César Castillo Inc., a direct purchaser, filed a class action complaint in the United States District Court for the Eastern District of Pennsylvania on behalf of itself and others similarly situated.

On June 29, 2016, Plaintiff Plumbers & Pipefitters Local 33 Health and Welfare Fund, an indirect purchaser, filed a class action complaint in the United States District Court for the Eastern District of Pennsylvania on behalf of itself and others similarly situated.

On July 1, 2016, Plaintiff Plumbers & Pipefitters Local 178 Health and Welfare Trust Fund, an indirect purchaser, filed a class action complaint in the United States District Court for the Eastern District of Pennsylvania on behalf of itself and others similarly situated.

On July 15, 2016, Plaintiff Ahold USA, Inc., a direct purchaser, filed a class action complaint in the United States District Court for the Eastern District of Pennsylvania on behalf of itself and others similarly situated.

On September 7, 2016, Plaintiff United Here Health, an indirect purchaser, filed a class action complaint in the United States District Court for the Eastern District of Pennsylvania on behalf of itself and others similarly situated.

On September 20, 2016, Plaintiff Valerie Velardi, an indirect purchaser, filed a class action complaint in the United States District Court for the Eastern District of Pennsylvania on behalf of itself and others similarly situated.

On January 13, 2017, Plaintiff International Union of Operating Engineers Local 30 Benefits Fund, an indirect purchaser, filed a class action complaint in the United States District Court for the Eastern District of Pennsylvania on behalf of itself and others similarly situated against manufacturers of generic lidocaine/prilocaine and the Company alleging a conspiracy to fix, maintain and/or stabilize prices of this generic drug.

On April 17, 2017, Plaintiff UFCW Local 1500 Welfare Fund, an indirect purchaser, filed a class action complaint in the United States District Court for the Eastern District of Pennsylvania on behalf of itself and others similarly situated against manufacturers of generic lidocaine/prilocaine and the Company alleging a conspiracy to fix, maintain and/or stabilize prices of this generic drug.

On April 25, 2017, Plaintiff Louisiana Health Service Indemnity Company, an indirect purchaser, filed a class action complaint in the United States District Court for the Eastern District of Pennsylvania on behalf of itself and others similarly situated against manufacturers of generic lidocaine/prilocaine and the Company alleging a conspiracy to fix, maintain and/or stabilize prices of this generic drug.

On May 19, 2016, several indirect purchaser plaintiffs filed a motion with the Judicial Panel on Multidistrict Litigation to transfer and consolidate the actions in the United States District Court for the Eastern District of Pennsylvania. The Judicial Panel ordered the actions consolidated in the Eastern District of Pennsylvania and ordered that the actions be renamed “In re Generic Digoxin and Doxycycline Antitrust Litigation”. On January 27, 2017, plaintiffs filed two consolidated class action complaints. With respect to doxycycline, the plaintiffs dropped their allegations against the Company. On March 28, 2017, the Company, separately and along with other defendants, filed motions to dismiss the digoxin class action complaint. On April 6, 2017, the Judicial Panel on Multidistrict Litigation ordered the consolidation of all civil actions involving allegations of antitrust conspiracies in the generic pharmaceutical industry regarding 18 generic drugs to the Eastern District of Pennsylvania. The consolidated actions have been renamed In re Generic Pharmaceuticals Pricing Antitrust Litigation. On October 6, 2017, the Company filed a motion to dismiss the digoxin complaint. Briefing on the motion to dismiss is complete and a decision is pending.

On January 19, 2018, Plaintiffs The Kroger Co., Albertsons Companies, LLC, and H.E. Butt Grocery Company L.P., opt-outs, filed a complaint in the United States District Court for the Eastern District of Pennsylvania against 35 companies, including the Company, alleging a conspiracy to fix, maintain and/or stabilize prices of thirty drugs and specifically digoxin and lidocaine/prilocaine with respect to the Company. No schedule has been set.

AWP Litigation

On December 30, 2015, Plumbers’ Local Union No. 690 Health Plan and others similarly situated filed a class action against several generic drug manufacturers, including the Company, in the Court of Common Pleas of Philadelphia County, First Judicial District of Pennsylvania, Civil Trial Division, alleging that the Company and others violated the law, including the Pennsylvania Unfair Trade Practices and Consumer Protection law, by inflating the Average Wholesale Price (“AWP”) of certain generic drugs. The case has since been removed to federal court in the United States District Court for the Eastern District of Pennsylvania. By virtue of an amended complaint filed on March 29, 2016, the suit has been amended to comprise a nationwide class of third party payors that allegedly reimbursed or purchased certain generic drugs based on AWP and to assert causes of action under the laws of other states in addition to Pennsylvania. On May 17, 2016, this case was stayed. On January 18, 2017, the Company, along with the other defendants, filed a joint motion to dismiss the complaint. On September 15, 2017, the Court dismissed the complaint with prejudice. The time period to file an appeal has elapsed.

On February 5, 2016, Delaware Valley Health Care Coalition filed a lawsuit based on substantially similar allegations in the Court of Common Pleas of Philadelphia County, First Judicial District of Pennsylvania, Civil Trial Division that seeks declaratory judgment. On May 20, 2016, this case was stayed pending resolution of the federal court action described above.

Impax Laboratories, Inc. v. Turing Pharmaceuticals AG

On May 2, 2016, the Company filed suit against Turing Pharmaceuticals AG (“Turing”) in the United States District Court for the Southern District of New York alleging breach of the terms of the contract by which Turing purchased from the Company the right to sell the drug Daraprim®, as well as the right to sell certain Daraprim® inventory (the “Purchase Agreement”). Specifically, the Company seeks (i) a declaratory judgment that the Company may revoke Turing’s right to sell Daraprim® under the Company’s labeler code and national drug codes; (ii) specific performance to require Turing to comply with its obligations under the Purchase Agreement for past due reports and for reports going forward; and (iii) money damages to remedy Turing’s failure to reimburse the Company for chargebacks and Medicaid rebate liability when due, currently in excess of $40.9 million, and for future amounts that may be due. Turing has filed its answer and a counterclaim against the Company alleging breach of contract and breach of the duty of good faith and fair dealing. Discovery is closed. On October 14, 2016, the Company filed a motion for summary judgment. The District Court issued its order on September 29, 2017. The Court found that Turing breached the Purchase Agreement by failing to reimburse the Company for Medicaid rebate liability, however, the Court also found that the Company breached the Purchase Agreement by not filing a restatement with the Centers for Medicare and Medicaid Services at Turing’s request. Therefore, the Company was not entitled to damages. On October 13, 2017, the Company filed a Motion for Clarification / Reconsideration of the Summary Judgment Order. Briefing on the motion is complete and a decision is pending.

Telephone Consumer Protection Act Cases

On January 31, 2017, Plaintiff Family Medicine Pharmacy LLC filed a class action complaint in the United States District Court for the Southern District of Alabama on behalf of itself and others similarly situated against the Company alleging violation of the Telephone Consumer Protection Act, as amended by the Junk Fax Prevention Act of 2005 (the “Telephone Consumer Protection Act”). On March 27, 2017, the Company filed a motion to dismiss the complaint and plaintiff filed an amended complaint on April 10, 2017. On July 18, 2017, the parties reached an agreement in principle regarding the class settlement. On September 29, 2017, the District Court preliminarily approved the proposed class settlement. The Court is scheduled to hold a hearing on March 6, 2018 regarding the final approval of the proposed class settlement.

On February 14, 2017, Plaintiff Medicine To Go Pharmacies, Inc. filed a class action complaint in the United States District Court for the District of New Jersey on behalf of itself and others similarly situated against the Company alleging violation of the Telephone Consumer Protection Act. On April 17, 2017, the Company filed a motion to dismiss, transfer, or stay this case in light of the first-filed case described above. This case was transferred to the Southern District of Alabama. On September 15, 2017, the Court stayed this matter pending the final approval of the class settlement described above.

Securities Class Action

On April 17, 2017, Lead Plaintiff New York Hotel Trades Council & Hotel Association of New York City, Inc. Pension Fund filed an amended class action complaint in the United States District Court for the Northern District of California on behalf of itself and others similarly situated against the Company alleging violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5. The Company filed its motion to dismiss the amended complaint on June 1, 2017 and briefing has been completed.

Shareholder Derivative Action

On February 22, 2017, Plaintiff Ed Lippman filed a shareholder derivative complaint in the Superior Court for the State of California in the County of Alameda on behalf of the Company against former executives, a current executive, and certain current members of the board of directors alleging breach of fiduciary duty, unjust enrichment, abuse of control, gross mismanagement, and corporate waste. This matter has been stayed pending the securities class action referenced above.

Teva v. Impax Laboratories, Inc.

On February 15, 2017, Plaintiffs Teva Pharmaceuticals USA, Inc. and Teva Pharmaceuticals Curacao N.V. (“Teva”) filed a Praecipe to Issue Writ of Summons and Writ of Summons (precursor to a complaint) in the

Philadelphia County Court of Common Pleas against the Company alleging that the Company breached the Strategic Alliance Agreement between the parties by not indemnifying Teva in its two litigations with GlaxoSmithKline LLC regarding Wellbutrin® XL. The Company filed a Motion to Disqualify Teva’s counsel related to the matter, and on August 23, 2017, the Court denied the Company’s motion. Following the Court’s order, Teva filed its complaint. The Company has filed its appeal regarding the disqualification order, and oral argument will be held on April 10, 2018. The matter is currently stayed.

California Wage and Hour Class Action

On August 3, 2017, Plaintiff Emielou Williams filed a class action complaint in the Superior Court for the State of California in the County of Alameda on behalf of herself and others similarly situated against the Company alleging violation of California Business and Professions Code section 17200 by violating various California wage and hour laws. On October 10, 2017, the Company filed a Demurrer and Motion to Strike Class Allegations. On December 12, 2017, the Court overruled the Company’s Demurrer to Plaintiff’s individual claims, however, it struck all of Plaintiff’s class allegations. Discovery is ongoing.

Securities Class Actions

On December 12, 2017 and December 14, 2017, Plaintiffs Susan Vana and David Stone, respectively, filed class action complaints in the United States District Court for the Northern District of California on behalf of themselves and others similarly situated against the Company alleging violations of Sections 14(a) and 20(a) of the Securities Exchange Act of 1934 generally alleging that the Registration Statement on Form S-4 related to the proposed business combination with Amneal Pharmaceuticals, LLC (“Amneal”) contains false and misleading statements and/or omissions concerning the financial projections of the Company, Amneal, and New Amneal; Morgan Stanley & Co. LLC’s valuation analyses and Fairness Opinions relating to the Company and Amneal; potential conflicts of interest associated with one of the Company’s financial advisors and the proposed business combination with Amneal; and background information of the proposed business combination, including confidentiality agreements entered into by the Company in connection with the proposed business combination. No schedule has been set.

20. SEGMENT INFORMATION

The Company has two reportable segments, Impax Generics and Impax Specialty Pharma. Impax Generics develops, manufactures, sells, and distributes generic pharmaceutical products, primarily through the following sales channels: the Impax Generics sales channel for sales of generic prescription products directly to wholesalers, large retail drug chains, and others; the Private Label Product sales channel for generic over-the-counter and prescription products sold to unrelated third-party customers who, in turn, sell the products under their own label; the Rx Partner sales channel for generic prescription products sold through unrelated third-party pharmaceutical entities under their own label pursuant to alliance agreements; and the OTC Partner sales channel for over-the-counter products sold through unrelated third-party pharmaceutical entities under their own labels pursuant to alliance and supply agreements. Revenues from generic products are reported under the caption “Impax Generics, net.”

Impax Specialty Pharma is engaged in the development, sale and distribution of proprietary brand pharmaceutical products that the Company believes represent improvements to already-approved pharmaceutical products addressing central nervous system (“CNS”) disorders and other select specialty segments. Impax Specialty Pharma currently has one internally developed branded pharmaceutical product, Rytary® (IPX066), an extended release oral capsule formulation of carbidopa-levodopa for the treatment of Parkinson’s disease, post-encephalitic parkinsonism, and parkinsonism that may follow carbon monoxide intoxication and/or manganese intoxication, which was approved by the FDA on January 7, 2015 and which the Company launched in April 2015. In November 2015, the European Commission granted marketing authorization for Numient® (IPX066) (referred to as Rytary® in the United States). The review of the Numient® application was conducted under the centralized licensing procedure as a therapeutic innovation, and authorization is applicable in all 28 member states of the European Union, as well as Iceland, Liechtenstein and Norway. Impax Specialty Pharma is also engaged in the sale and distribution of four other branded products including Zomig® (zolmitriptan) products, indicated for the treatment of migraine headaches, under the terms of the AZ Agreement with AstraZeneca in the United States and in certain U.S. territories, and Emverm® (mebendazole) 100 mg chewable tablets, indicated for the treatment of pinworm, whipworm, common roundworm, common hookworm, and American hookworm in single or mixed infections.

Revenues from branded products are reported under the cation “Impax Specialty Pharma, net.” Impax Specialty Pharma also has a number of product candidates that are in varying stages of development.

The Company’s chief operating decision maker evaluates the financial performance of the Company’s segments based upon segment income (loss) before income taxes. Items below income (loss) from operations are not reported by segment, since they are excluded from the measure of segment profitability reviewed by the Company’s chief operating decision maker. Additionally, general and administrative expenses, certain selling expenses, certain litigation settlements, and non-operating income and expenses are included in “Corporate and Other.” The Company does not report balance sheet information by segment since it is not reviewed by the Company’s chief operating decision maker. The accounting policies for the Company’s segments are the same as those described above in the discussion of “Revenue Recognition” and in “Note 2. Summary of Significant Accounting Policies.” The Company has no inter-segment revenue.

The tables below present segment information reconciled to total Company financial results, with segment operating income or loss including gross profit less direct research and development expenses and direct selling expenses as well as any litigation settlements, to the extent specifically identified by segment (in thousands):

Year Ended December 31, 2017	Impax Generics	Impax Specialty Pharma	Corporate and Other	Total Company
Revenues, net	$549,077	$226,710	$—	$775,787
Cost of revenues	454,911	80,212	—	535,123
Cost of revenues impairment charges	96,865	—	—	96,865
Selling, general and administrative	28,294	67,949	120,027	216,270
Research and development	63,245	17,602	—	80,847
In-process research and development impairment charges	192,809	—	—	192,809
Fixed assets impairment charges	8,380	74,128	—	82,508
Change in fair value of contingent consideration	(31,048)	—	—	(31,048)
Patent litigation	827	4,278	—	5,105
(Loss) before income taxes	(265,206)	(17,459)	(168,296)	(450,961)

Year Ended December 31, 2016	Impax Generics	Impax Specialty Pharma	Corporate and Other	Total Company
Revenues, net	$606,320	$218,109	$—	$824,429
Cost of revenues	417,316	69,583	—	486,899
Cost of revenues impairment charges	464,319	24,313	—	488,632
Selling, general and administrative	20,508	61,448	119,874	201,830
Research and development	61,980	18,486	—	80,466
In-process research and development impairment charges	27,765	25,200	—	52,965
Patent litigation	829	6,990	—	7,819
(Loss) income before income taxes	(386,397)	12,089	(202,017)	(576,325)

Year Ended December 31, 2015	Impax Generics	Impax Specialty Pharma	Corporate and Other	Total Company
Revenues, net	$710,932	$149,537	$—	$860,469
Cost of revenues	442,742	58,020	—	500,762
Cost of revenues impairment charges	7,303	—	—	7,303
Selling, general and administrative	29,641	52,427	119,219	201,287
Research and development	52,478	18,144	—	70,622
In-process research and development impairment charges	6,360	—	—	6,360
Patent litigation	2,942	1,625	—	4,567
Income (loss) before income taxes	169,466	19,321	(129,419)	59,368

Significant Products

The Company generally consolidates net revenue by “product family,” meaning that it consolidates net revenue from products containing the same active ingredient(s) irrespective of dosage strength, delivery method or packaging size. The Company’s significant product families, as determined based on net revenue, and their percentage of the Company’s consolidated net revenue for each of the years ended December 31, 2017, 2016 and 2015 are set forth in the tables below (in thousands):

Segment	Product Family	2017
		$	%
Impax Generics	Epinephrine Auto-Injector family (generic Adrenaclick®)	$113,931	15%(1)
Impax Specialty Pharma	Rytary® family	$91,637	12%(2)
Impax Generics	Oxymorphone HCI ER family	$68,587	9%(3)
Impax Generics	Budesonide family	$51,548	7%(4)
Impax Generics	Zomig family	$51,115	7%(5)

Segment	Product Family	2016
		$	%
Impax Generics	Epinephrine Auto-Injector family (generic Adrenaclick®)	$91,572	11%(1)
Impax Specialty Pharma	Rytary® family	$73,833	9%(2)
Impax Generics	Oxymorphone HCI ER family	$72,661	9%(3)
Impax Generics	Diclofenac Sodium Gel family (generic Solaraze®)	$69,035	8%(6)
Impax Generics	Fenofibrate family	$64,001	8%(7)

Segment	Product Family	2015
		$	%
Impax Generics	Diclofenac Sodium Gel family (generic Solaraze®)	$148,610	17%(6)
Impax Generics	Amphetamine Salts ER (CII) family (generic Adderall®)	$106,252	12%(8)
Impax Generics	Fenofibrate family	$93,458	11%(7)
Impax Generics	Metaxalone family (generic Skelaxin)	$69,876	8%(9)
Impax Generics	Oxymorphone HCI ER family	$59,175	7%(3)

(1)	Epinephrine Auto-Injector (generic Adrenaclick®) product family consists of the injector product in two different strengths and is indicated in the emergency treatment of allergic reactions (Type 1) including anaphylaxis.
(2)	Rytary® product family consists of the capsules product in four different strengths and is indicated for the treatment of Parkinson’s disease, post-encephalitic parkinsonism, and parkinsonism that may follow carbon monoxide intoxication or manganese intoxication.
(3)

Oxymorphone Hydrochloride Extended Release product family consists of the oxymorphone hydrochloride extended release tablet formulation of the product in seven different strengths and is indicated for the management of pain severe enough to require daily, around-the-clock, long-term opioid treatment and for which alternative treatment options are inadequate.
(4)	Budesonide Inhalation Suspension (generic Pulmicort Respules®) product family consists of two products strengths and is indicated for the maintenance treatment of asthma.
(5)	Zomig® product family consists of products in tablet, orally disintegrating tablet, and nasal spray dosage forms in six different strengths and is indicated for the acute treatment of migraine with or without aura in adults and pediatric patients 12 years of age or older.
(6)	Diclofenac Sodium Gel (generic Solaraze®) product family consists of one product strength and is indicated for the topical treatment of actinic keratosis.
(7)	Fenofibrate product family consists of products in both capsule and tablet dosage forms in seven different strengths and is indicated as adjunctive therapy to diet to reduce elevated LDL-C, Total-C, Triglycerides and Apo B, and to increase HDL-C in adult patients with primary hypercholesterolemia or mixed dyslipidemia (Fredrickson Types IIa and IIb); and also indicated as adjunctive therapy to diet for treatment of adult patients with hypertriglyceridemia (Fredrickson Types IV and V hyperlipidemia).
(8)	Amphetamine Salts extended release capsules, CII (generic Adderall XR®) product family consists of the capsules product in six different strengths and is indicated for the treatment of attention deficit hyperactivity disorder.
(9)	Metaxalone (generic Skelaxin®) product family consists of the tablet product in two different strengths and is indicated as an adjunct to rest, physical therapy, and other measures for the relief of discomforts associated with acute, painful musculoskeletal conditions.

Foreign Operations

The Company’s wholly-owned subsidiary, Impax Laboratories (Taiwan), Inc., constructed a manufacturing facility in Taiwan which was utilized for manufacturing, warehouse, and administrative functions, as well as some limited research and development activities. On the Company’s consolidated balance sheet as of December 31, 2017, Impax Laboratories (Taiwan), Inc. represented $22.9 million of net carrying value of assets, which are included in assets and liabilities held for sale. See “Note 15. Restructurings” for additional information related to the sale of the Taiwan operations in the first quarter of 2018.

21. SUPPLEMENTARY FINANCIAL INFORMATION (Unaudited)

Selected financial information for the quarterly periods noted is as follows:

	2017 Quarters Ended
(in thousands, except share and per share amounts)	March 31	June 30	September 30	December 31
Revenue:
Impax Generics sales, gross	$635,897	$663,167	$622,252	$584,374
Less:
Chargebacks	298,744	286,092	281,835	302,394
Rebates	164,792	170,398	162,914	144,344
Product returns	9,733	15,210	7,003	4,657
Other credits	28,481	40,578	19,402	20,036

Impax Generics sales, net	134,147	150,889	151,098	112,943

Impax Specialty Pharma sales, gross	84,133	84,238	107,407	111,918
Less:
Chargebacks	9,828	8,967	14,121	10,058
Rebates	4,483	4,682	5,914	6,198
Product returns	1,844	1,416	3,614	4,234
Other credits	17,722	17,980	28,464	21,461

Impax Specialty Pharma revenues, net	50,256	51,193	55,294	69,967

Total revenues	184,403	202,082	206,392	182,910

Gross profit	24,891	72,406	34,033	12,469

Net loss	$(98,431)	$(20,417)	$(49,369)	$(301,070)

Net loss per common share:
Basic	$(1.37)	$(0.28)	$(0.69)	$(4.18)

Diluted	$(1.37)	$(0.28)	$(0.69)	$(4.18)

Weighted-average common shares outstanding:
Basic	71,594,472	71,803,920	71,924,592	72,098,533

Diluted	71,594,472	71,803,920	71,924,592	72,098,533

Quarterly computations of net loss per share amounts are made independently for each quarterly reporting period, and the sum of the per share amounts for the quarterly reporting periods may not equal the per share amounts for the year-to-date reporting period.

	2016 Quarters Ended
(in thousands, except share and per share amounts)	March 31	June 30	September 30	December 31
Revenue:
Impax Generics sales, gross	$614,176	$532,968	$658,099	$690,674
Less:
Chargebacks	217,354	197,864	252,303	308,253
Rebates	185,476	178,097	183,347	211,359
Product returns	11,913	10,237	16,151	7,920
Other credits	29,354	25,075	30,978	23,916

Impax Generics revenues, net	170,079	121,695	175,320	139,226

Impax Specialty Pharma sales, gross	82,073	81,254	77,841	108,121
Less:
Chargebacks	6,111	8,826	5,439	15,253
Rebates	2,853	2,430	3,556	3,016
Product returns	1,508	1,279	574	2,802
Other credits	16,172	17,824	15,683	27,854

Impax Specialty Pharma revenues, net	55,429	50,895	52,589	59,196

Total revenues	225,508	172,590	227,909	198,422

Gross profit (loss)	102,590	72,984	(165,426)	(161,250)

Net loss	$(10,408)	$(2,701)	$(179,337)	$(279,585)

Net loss per common share:
Basic	$(0.15)	$(0.04)	$(2.51)	$(3.91)

Diluted	$(0.15)	$(0.04)	$(2.51)	$(3.91)

Weighted-average common shares outstanding:
Basic	70,665,394	71,100,123	71,331,247	71,487,071

Diluted	70,665,394	71,100,123	71,331,247	71,487,071

Quarterly computations of net loss per share amounts are made independently for each quarterly reporting period, and the sum of the per share amounts for the quarterly reporting periods may not equal the per share amounts for the year-to-date reporting period.

SCHEDULE II, VALUATION AND QUALIFYING ACCOUNTS

(In thousands)

Column A	Column B	Column C			Column D	Column E
Description	Balance at Beginning of Period	Charge to Costs and Expenses	Charge to Other Accounts		Deductions	Balance at End of Period
For the Year Ended December 31, 2015:
Reserve for bad debts	$515	5,122	9,550	*	—	$15,187
For the Year Ended December 31, 2016:
Reserve for bad debts	$15,187	41,213	—		(1,664)	$54,736
For the Year Ended December 31, 2017:
Reserve for bad debts	$54,736	3,804	—		(9,117)	$49,423

* Represents reserve for bad debts acquired.

226,738,335 Shares

Atlas Holdings, Inc.

Class A Common Stock

            , 2018

Part II

Information Not Required in Prospectus

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than the underwriting discounts and commissions, payable by the registrant in connection with the sale of Class A common stock being registered. All amounts are estimates except for the Securities and Exchange Commission, or SEC, registration fee and the FINRA filing fee.

Item	Amount to be paid
SEC registration fee	$539,172
FINRA filing fee	*
Printing expenses	25,000
Legal fees and expenses	200,000
Accounting fees and expenses	25,000
Transfer agent fees and expenses	20,000
Miscellaneous expenses	50,000

Total	$859,172

*	These fees are calculated based on the amount of securities offered and accordingly cannot be estimated at this time. To the extent required, any applicable prospectus supplement will set forth the estimated aggregate amount of expenses payable in respect of any offering of securities.

Item 14. Indemnification of Directors and Officers

Section 145(a) of the Delaware General Corporation Law provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), because he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Section 145(b) of the Delaware General Corporation Law provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made with respect to any claim, issue or matter as to which he or she shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, he or she is fairly and reasonably entitled to indemnity for such expenses that the Court of Chancery or other adjudicating court shall deem proper.

Section 145(g) of the Delaware General Corporation Law provides, in general, that a corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify the person against such liability under Section 145 of the Delaware General Corporation Law.

The New Amneal Charter provides for the mandatory indemnification, to the fullest extent permitted by applicable law, of any person who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he, or a person for whom he is the legal representative, is or was a director or officer of New Amneal or is or was serving at the request of New Amneal as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred by such person.

However, New Amneal will not be required to indemnify any director or officer in connection with any proceeding (or part thereof) initiated by such person or any proceeding by such person against New Amneal or its directors, officers, employees or other agents unless (i) such indemnification is expressly required to be made by applicable law, (ii) the proceeding was authorized by the New Amneal Board, (iii) such indemnification is provided by New Amneal, in its sole discretion, or (iv) such indemnification is required to be made under the New Amneal Charter, pursuant to the powers vested in New Amneal under the DGCL or any other applicable law.

The New Amneal Charter provides for mandatory advancement of expenses incurred by any indemnified person; provided the person to whom expenses are advanced undertakes to repay such amounts if it is ultimately determined that he or she is not entitled to be indemnified by New Amneal under its Charter or otherwise.

However, no advance will be made by New Amneal to an executive officer of New Amneal (except when such executive officer is or was a director of New Amneal) in any action, suit or proceeding, whether civil, criminal, administrative or investigative, if a determination is reasonably and promptly made (i) by a majority vote of directors who were not parties to the proceeding, even if not a quorum, or (ii) by a committee of such directors designated by a majority vote of such directors, even though less than a quorum, or (iii) if there are no such directors, or such directors so direct, by independent legal counsel in a written opinion, that the facts known to the decision-making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of New Amneal.

In any underwriting agreement we enter into in connection with the sale of Class A common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us within the meaning of the Securities Act of 1933, as amended, against certain liabilities.

Item 15. Recent Sales of Unregistered Securities

In the three years preceding the filing of this registration statement, we have issued the following securities that were not registered under the Securities Act:

In connection with the Combination and the PIPE Investment, members of the Amneal Group entered into the PIPE Purchase Agreement with the PIPE Investors. Pursuant to the PIPE Purchase Agreement, upon the Closing of the Combination, members of the Amneal Group exercised their right to the Redemption. Following the Redemption, the members of the Amneal Group sold such shares of Class A common stock and Class B-1 common stock to the PIPE Investors at a per share purchase price of $18.25 for gross proceeds of approximately $855,000,000. Following the PIPE Investment, the PIPE Investors own collectively approximately 15% of the New Amneal Shares on a fully diluted and as converted basis, with TPG owning all outstanding shares of Class B-1 common stock. See “The Combination and the PIPE Investment.”

Item 16. Exhibits and Financial Statement Schedules

(a)	Exhibits

See the Exhibit Index attached to this Registration Statement, which is incorporated by reference herein.

(b)	Financial statement schedules

Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2)	that for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	that, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i)	if the registrant is relying on Rule 430B:

(A)	each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B)	each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(ii)	If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use;

(5)	to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report, to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information;

(6)	that for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(7)

that for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
2.1*	Business Combination Agreement, dated as of October 17, 2017, among Impax Laboratories, Inc., Amneal Pharmaceuticals LLC, Atlas Holdings, Inc. and K2 Merger Sub Corporation.

2.2*	Amendment No. 1, dated as of November 21, 2017, to the Business Combination Agreement, dated as of October 17, 2017, by and among Impax Laboratories, Inc., Atlas Holdings, Inc., K2 Merger Sub Corporation and Amneal Pharmaceuticals LLC.

2.3*	Amendment No. 2, dated as of December 16, 2017, to the Business Combination Agreement, dated as of October 17, 2017, by and among Impax Laboratories, Inc., Atlas Holdings, Inc., K2 Merger Sub Corporation and Amneal Pharmaceuticals LLC.

2.4*	PIPE Side Letter, dated November 21, 2017, by and among Amneal Holdings, LLC, Atlas Holdings, Inc., and TPG Improv Holdings, L.P.

3.1*	Form of Restated Certificate of Incorporation of Atlas Holdings, Inc.

3.2*	Form of Bylaws of Atlas Holdings, Inc.

3.3*	Form of Third Amended and Restated Limited Liability Company Agreement of Amneal Pharmaceuticals LLC.

4.1*	Indenture, dated as of June 30, 2015, between Impax Laboratories, Inc. and Wilmington Trust, National Association, as trustee.

4.2*	Supplemental Indenture, dated as of November 6, 2017, between the Company and Wilmington Trust, National Association, as trustee.

5.1*	Opinion of Latham & Watkins LLP.

10.1*	Commitment Letter, dated as of October 17, 2017, among JPMorgan Chase Bank, Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Amneal Pharmaceuticals LLC.

10.2*	Term Loan Credit Agreement, dated as of , 2018, among Amneal Pharmaceuticals, JP Morgan Chase Bank, Bank of America, RBC Capital Markets, and the other lenders party thereto.

10.3*	Second Amended and Restated Stockholders Agreement, dated as of December 16, 2017, among Atlas Holdings, Inc., Amneal Pharmaceuticals Holdings Company LLC, AP Class D Member, LLC, AP Class E Member, LLC and AH PPU Management, LLC.

10.4*	Tax Receivable Agreement, among Amneal Pharmaceuticals, Inc., Amneal Pharmaceuticals LLC and the Members of Amneal Pharmaceuticals LLC from time to time party thereto.

10.5*†	Form of Atlas Holdings, Inc. 2018 Incentive Award Plan.

10.6*†	Employment Agreement, dated December 16, 2017, by and among Amneal Pharmaceuticals LLC, Atlas Holdings, Inc. and Robert A. Stewart.

10.7*†	Memorandum of Understanding, dated December 16, 2017, by and among Amneal Pharmaceuticals LLC, Paul M. Bisaro, Impax Laboratories, Inc., Amneal Holdings, LLC and Atlas Holdings, Inc.

10.8*†	Employment Agreement, dated March 24, 2017, by and between Impax Laboratories, Inc. and Paul M. Bisaro.

10.9*†	Employment Agreement, dated January 24, 2018, by and among Amneal Pharmaceuticals LLC, Amneal Holdings, LLC and Andrew Boyer.

10.10*†	Employment Agreement, dated December 12, 2012, by and among Impax Laboratories, Inc. and Bryan M. Reasons

10.11*†	Amendment to Employment Agreement, dated April 1, 2014, by and between Impax Laboratories, Inc. and Bryan M. Reasons

10.12*†	Impax Laboratories, Inc. Executive Non-Qualified Deferred Compensation Plan, amended and restated effective January 1, 2008.

Exhibit Number	Description of Exhibit

10.13*†	Amendment to Impax Laboratories, Inc. Executive Non-Qualified Deferred Compensation Plan, effective as of January 1, 2009.

10.14*	Letter Agreement, dated as of June 25, 2015, between RBC Capital Markets LLC and Impax regarding the Base Warrants.

10.15*	Letter Agreement, dated as of June 25, 2015, between RBC Capital Markets LLC and Impax regarding the Base Call Option Transaction.

10.16*	Letter Agreement, dated as of June 26, 2015, between RBC Capital Markets LLC and Impax regarding the Additional Warrants.

10.17*	Letter Agreement, dated as of June 26, 2015, between RBC Capital Markets LLC and Impax regarding the Additional Call Option Transaction.

21.1*	Subsidiaries of Registrant.

23.1*	Consent of Latham & Watkins LLP.

23.2	Consent of KPMG LLP.

23.3	Consent of EY LLP.

24.1	Power of Attorney (included on signature page).

*	To be filed by amendment.
†	Indicates management contracts or compensatory plans or arrangements in which our executive officers or directors participate.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Hayward, State of California on March 7, 2018.

ATLAS HOLDINGS, INC.

By:	/s/ Bryan M. Reasons
Name:	Bryan M. Reasons
Title:	Executive Vice President, Chief Financial Officer and Director (Principal Financial and Accounting Officer)

SIGNATURES AND POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints each of Paul M. Bisaro and Bryan M. Reasons, acting alone or together with another attorney-in-fact, as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for such person and in his or her name, place and stead, in any and all capacities, to sign any or all further amendments (including post-effective amendments) to this registration statement (and any additional registration statement related hereto permitted by Rule 462(b) promulgated under the Securities Act of 1933 (and all further amendments, including post-effective amendments, thereto)), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on March 7, 2018.

Signature	Title

/s/ Paul M. Bisaro	President, Chief Executive Officer and Director (Principal Executive Officer)
Paul M. Bisaro

/s/ Bryan M. Reasons	Executive Vice President, Chief Financial Officer and Director (Principal Financial and Accounting Officer)
Bryan M. Reasons

/s/ Mark A. Schlossberg	Director
Mark A. Schlossberg